FORM 6-K

securities and exchange commission
washington, d.c. 20549

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of June 2021

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item              Description of Items

1.	Proposal by the Board of Directors to the Ordinary and Extraordinary General Meeting Of Stockholders to be Held Concurrently, Exclusively Online, On April 30, 2021, at 11 A.M. Dated March 26, 2021.
2.	Market Notice Dated April 22, 2021: BlackRock: Sale of Part of Significant Shareholding.
3.	Notice to Stockholders Dated April 30, 2021: Decisions of AGM/EGM, April 30, 2021: Dividends, capital increase and stock bonus.
4.	Material Notice Dated May 4, 2021: Cemig’s 20-F form filed with SEC and CVM.
5.	Minutes of the Extraordinary General Meeting of Stockholders held on April 30, 2021.
6.	Material Announcement Dated May 6, 2021: Auction for sale of interest in Taesa – opening of Data Room.
7.	Material Announcement Dated May 6, 2021: Renova: Ratification of capital increase.
8.	Earning Release - 1Q 2021 Results.
9.	Presentation of 1Q 2021 Results.
10.	Earnings Release - 4Q 2020 Results.
11.	Presentation 4Q 2020 Results.
12.	4Q 2020 Financial Statements.
13.	Market Notice Dated May 26, 2021: Resignation of Mr. Cledorvino Belini.
14.	1Q 2021 Financial Statements.

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Leonardo George de Magalhães.

Name: Leonardo George de Magalhães

Title: Chief Finance and Investor Relations Officer

Date: June 8, 2021

1.	Proposal by the Board of Directors to the Ordinary and Extraordinary General Meeting Of Stockholders to be Held Concurrently, Exclusively Online, On April 30, 2021, at 11 A.M. Dated March 26, 2021.

PROPOSAL

BY THE

BOARD OF DIRECTORS

TO THE

ORDINARY AND EXTRAORDINARY

GENERAL MEETING OF STOCKHOLDERS

TO BE HELD CONCURRENTLY, EXCLUSIVELY ONLINE, ON

APRIL 30, 2021, AT 11 A.M.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig) –

Whereas –

a)	It is necessary to approve the Financial statements for 2020, and submit to stockholders the Report of Management, the related Financial Statements for 2020 and the related complementary documents.
b)	The Financial statements for 2020 report Net profit of R$ 2,864,110,000 for the year.
c)	There is a need for change in the composition of the Board of Directors, due to vacancy.
d)	There is an opportunity to elect an Alternate Member of the Audit Board, in substitution.
e)	The applicable legislation requires approval of the total remuneration of management; and
f)	Article 199 of the Corporate Law of 1976 (Law 6404/76) states:

“The total of profit reserves, excluding reserves for contingencies, the Tax incentive reserve, and the Future earnings reserve, may not exceed the share capital. When this limit is reached, the general meeting must decide on application of the excess in paying-up or increasing the share capital, or distribution of dividends”.

On December 31, 2020, the Company’s share capital was R$ 7,593,763,000; and the Profit reserves, excluding the Tax incentive reserve and the Future earnings reserve, totaled R$ 9,123,134,000, exceeding the share capital by R$ 1,529,371,000.

Thus to comply with the legislation, the Company may now increase its share capital, by issuance of a bonus in shares (a stock bonus), using the balance in the Retained Earnings Reserve.

An increase in the share capital of 10.07%, or R$ 764,686,000 is sufficient to meet the requirement of the Brazilian legislation.

The limit available on the SEC for issuance of new ADRS is R$ 26,174,000.

The Company’s current total of ADRS is 227,670,000, so it is possible to increase the quantity of ADRS by 11.50%.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Increasing the share capital from R$ 7,593,763,000 to R$ 8,466,810,000 represents an increase of 11.496899948%, with issuance of 174,609,467 new shares, with par value, in accordance with the by-laws, of R$ 5.00 (five Reais) of which the common shares total 58,366,345 and the preferred shares total 116,243,122.

The new share capital, of R$ 834,603,000, will comprise 566,036,634 common shares, and 1,127,325,434 preferred shares, making a total of 1,693,362,068 shares.

The legislation requires the fractions of shares resulting from the capital increase to be sold on an exchange and the proceeds distributed proportionally to the Company’s stockholders.

To simplify the distribution of the proceeds of the sale of fractions of shares, the payment may be made on the same date as payment of the mandatory dividends.

– now proposes to the Ordinary and Extraordinary General Meetings as follows:

1.   Approval of the Report of Management and the Financial Statements for the year ended December 31, 2020, and the related complementary documents:

2.   Approval of the allocation of: the Net profit for the business year 2020: R$ 2,864,110,000, realization of the deemed cost of fixed assets: R$ 16,950,000, adjustments to prior years, of : R$ 211,640,000, and realization of the Retained earnings reserve constituted in 2019, in the amount of R$ 834,603,000, as follows:

•	R$ 142,314,000 to be allocated to the Legal Reserve;
•	R$ 1,482,000,000 to be allocated to payment of the mandatory dividend to stockholders, in two equal installments, by June 30 and December 30, 2021, comprising:
•	R$ 553,488,000 as Interest on Equity, on account of the mandatory dividend, as decided by the Executive Board on September 22 and December 23, 2020; and
•	R$ 928,658,000 as complementary mandatory dividends, to stockholders whose names are on the Company’s Nominal Share Registry on the date on which the Annual General Meeting is held;
•	R$ 17,829,000 to be held in Stockholders’ equity in the Tax incentives reserve, being the incentive amounts related to investments in the region of Sudene; and
•	R$ 1,450,411,000 to be held in Stockholders’ equity in the Retained earnings reserve, to guarantee execution of the Company’s Investment Program.
•	The balance of the Future earnings reserve to be unchanged at R$ 834,603,000, after reversal of the reserve made in 2019, and constitution of a new reserve in 2020 of the same amount.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.   Election of members of the Board of Directors, due to vacancy.

4.   Election of one alternate member to the Company’s Audit Board, in substitution.

5.   Approval of setting of the total remuneration of the Managers, members of the Audit Board, and members of the Audit Committee, in the amount of R$ 23,259,187.88.

6. (i) Authorization of increase in the share capital from R$ 7,593,763,000, to: R$ 8,466,810,000 by an issue of 174,609,467 one hundred seventy four million, six hundred nine thousand four hundred sixty seven) new shares, comprising 58,366,345 (fifty eight million three hundred sixty six thousand three hundred forty five) nominal common shares with par value of R$ 5.00 (five Reais) and 116,243,122 (one hundred sixteen million two hundred forty three thousand one hundred twenty two) nominal preferred shares with par value of R$ 5.00 (five Reais), through capitalization of R$ 873,047,335 from the Retained earnings reserve, with distribution to stockholders, as a result, of a stock bonus of 11,496899948% in new shares of the same type as those held and with par value of R$ 5.00 (five Reais);

(ii)  If item (i) above is approved, authorization of change to the head paragraph of Article 4 of the by-laws, now to read as follows:

“ Clause 1 – The share capital of the Company is R$ 8,466,810,340.00, (eight billion four hundred sixty six million eight hundred ten thousand three hundred forty Reais), represented by:

(a)	566,036,634 (five hundred sixty million, thirty six thousand six hundred thirty four) nominal common shares with par value of R$ 5.00 (five Reais);
b)	1,127,325,434 (one billion one hundred twenty seven million three hundred twenty five thousand four hundred thirty four) nominal preferred shares each with par value of R$ 5.00 (five Reais). ”

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(iii)        Authorization of the following measures to be taken by the Executive Board in relation to the stock bonus:

(a)	To attribute a stock bonus of 11,4968999480%, in new shares, of the same type as those held, each with par value of R$ 5.00 (five Reais); to stockholders whose names are on the Company’s Nominal Share Registry on the date on which the General Meeting that decides on this proposal is held;
(b)	to establish that all the shares resulting from the said stock bonus shall have the same rights as the corresponding existing shares, excluding any corporate action payments;
(c)	to sell, on a stock exchange, the whole numbers of nominal shares resulting from the sum of remaining fractions arising from the said stock bonus; and
(d)	to distribute the net proceeds of the sale of the fractions to stockholders on the same date as payment of the second portion of the mandatory dividends for the 2020 business year, that is to say by December 30, 2021.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and for this reason it is the hope of the Board of Directors that it will be approved.

Belo Horizonte, March 26, 2021.

Márcio Luiz Simões Utsch	Afonso Henriques Moreira Santos
Cledorvino Belini	José João Abdalla Filho
José Reinaldo Magalhães	Marcelo Gasparino da Silva
Marco Aurélio Dumont Porto	Paulo Cesar de Souza e Silva

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.	Market Notice Dated April 22, 2021: BlackRock: Sale of Part of Significant Shareholding.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

BlackRock: sale of part of significant shareholding

In accordance with Article 12 of CVM Instruction 358 of Jan. 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais – listed and traded in São Paulo, New York and Madrid), hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig has received the following notice from BlackRock, Inc. (‘BlackRock’):

“	1. BlackRock, Inc. (‘BlackRock’), in the name of certain of its clients, as investment manager, hereby reports that it has sold preferred shares in Cia. Energética de Minas Gerais – CEMIG (‘the Company’).

On April 16, 2021 its aggregate holdings were of 75,053,100 preferred shares and 35,556,021 American Depositary Receipts (‘ADRs’) representing preferred shares, comprising a total of 110,609,121 preferred shares, representing approximately 10.94% of the total of the preferred shares issued by the Company, and 2,754,570 derivative financial instruments referenced to preferred shares with financial settlement, representing approximately 0.27% of the total of the preferred shares issued by the Company.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.	To comply with Article 12 of CVM instruction 358 of January 3, 2002, as amended, BlackRock hereby requests the Chief Investor Relations Officer of Cemig to publish the following information to the CVM and the other competent bodies:

(i)	BlackRock has head office registered at 55 East 52nd Street, New York 100022–0002, NY, United States of America;

(ii)	the equity interests held by BlackRock now total in aggregate 75,053,100 preferred shares and 35,556,021 ADRs representing preferred shares, comprising a total of 110,609,121 preferred shares, representing approximately 10.94% of the total of the preferred shares issued by the Company, and 2,754,570 derivative financial instruments referenced to preferred shares with financial settlement, representing approximately 0.27% of the total of the preferred shares issued by the Company, as specified in Item 1 above.

(iii)	The objective of the stockholding interests referred to above is strictly investment, there being no intention to alter the stockholding control or administrative structure of the Company.

(iv)	BlackRock has not entered into any contracts or agreements regulating exercise of the right to vote or the purchase or sale of securities issued by the Company.

3. Please do not hesitate to contact us for any additional information or comment that you may feel to be necessary on this matter. ”

Belo Horizonte, April 22, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.	Notice to Stockholders Dated April 30, 2021: Decisions of AGM/EGM, April 30, 2021: Dividends, capital increase and stock bonus.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Decisions of AGM/EGM, April 30, 2021:

Dividends, capital increase and stock bonus

We advise stockholders that the Ordinary (Annual) and Extraordinary General Meetings of Stockholders (‘AGM/EGM’) held on April 30, 2021 decided the following:

1.	DIVIDENDS:

Allocation of the net profit of R$ 2,864,110,000 for the 2020 business year, as follows: payment of R$ 1,482,146,000 as minimum mandatory dividend, in two equal installments, by June 30 and December 30, 2021, as follows:

(1) Ratification: The meeting approved the proposal for payment of R$ 553,488,000 in the form of Interest on Equity (‘JCP’), as to: R$ 120,000,000, equivalent to R$ 0.07904259285 per common or preferred share, declared on September 22, 2020, and R$ 433,488,000, equivalent to R$ 0.28553346242 per common or preferred share, declared on December 23, 2020.

(2) Declaration of dividend: The meeting declared payment of R$ 928,658,000 in dividends for the business year 2020, corresponding to R$ 0.61169613494 per common or preferred share, to stockholders whose names were on the Company’s Nominal Share registry on the date on which the Ordinary Annual General Meeting was held (April 30, 2021). The shares will trade ‘ex–’ these rights on May 3, 2021.

Continued >

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.	CAPITAL INCREASE WITH STOCK BONUS:

a)	The meeting approved an Increase in the Company’s share capital from R$ 7,593,763,000 toR$ 8,466,810,000 through issue of 174,609,467 (one hundred seventy four million, six hundred nine thousand four hundred sixty seven) new shares, of which 58,366,345 (fifty eight million three hundred sixty six thousand three hundred forty five) are nominal common shares each with par value of R$ 5.00 (five Reais), and 116,243,122 (one hundred sixteen million two hundred forty three thousand one hundred twenty two) are nominal preferred shares each with par value of R$ 5.00 (five Reais) by capitalization of R$ 873,047,335, from the Retained earnings reserve, with distribution to stockholders of a stock bonus of 11.496899948%, in new shares of the same type as those held, with par value of R$ 5.00 (five Reais).

b)	For shares traded on the São Paulo stock exchange (B3 S.A. – Brasil, Bolsa, Balcão) the bonus in shares will be distributed to stockholders of record on April 30, 2021.

The shares will trade ‘ex–’ these rights on May 3, 2021.

c)	The shares issued for the stock bonus will be credited on May 5, 2021, and will not have the right to the dividends declared for the 2020 business year.
d)	For the purposes of §1 of Article 25 of Normative Instruction 25/2001, issued by the Brazilian tax authority (Secretaria da Receita Federal), the attributed unit cost of acquisition of the bonus shares is R$ 5.00.
e)	As per Normative Instruction 168/91 issued by the Brazilian Securities Commission (CVM), the aggregate proceeds in Reais from the sale of the fractions of shares resulting from the calculation of the share bonus will be paid to the holders of those fractions together with the second installment payment of the dividends for the 2020 business year, i.e. by December 30, 2021.

For stockholders whose shares are not held in custody by CBLC and whose registration details are not up to date, we recommend visiting any branch of Banco Itaú Unibanco S.A. (the Institution which administers Cemig’s Nominal Share Registry System), with their identification documents, for the necessary updating.

Belo Horizonte, April 30, 2021.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.	Material Notice Dated May 4, 2021: Cemig’s 20-F form filed with SEC and CVM.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Cemig’s 20-F form filed with SEC and CVM

Cemig (Companhia Energética de Minas Gerais – listed with securities traded on the stock exchanges of São Paulo, New York and Madrid), reports:

On April 30, 2021, Cemig filed its 20-F Form for the business year ended December 31, 2020 with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Securities Commission (CVM), in English.

The 2020 20-F Form in English can be accessed and downloaded on the site of the SEC (www.sec.gov), or on the Investor Relations site of Cemig (http://ri.cemig.com.br).

The direct link on the Cemig site is:

http://ri.cemig.com.br/en/informacoes-financeiras/relatorios-sec/

Stockholders may receive a printed copy of the report, free of charge, including the financial statements for the business year ended December 31, 2020, on request via our Investor Relations site:

http://ri.cemig.com.br – under Informações Financeiras – Relatórios SEC.

The version of the 2020 20-F Form translated into Portuguese will be filed shortly with the CVM and also made available on Cemig’s Investor Relations website.

For any further information on the 2020 20-F Form, please contact the Investor Relations Department, on +55 31 3506-5024 or by email on ri@cemig.com.br .

Belo Horizonte, May 4, 2021.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.	Minutes of the Extraordinary General Meeting of Stockholders held on April 30, 2021.

COMPANHIA ENERGÉTICA DE MINAS GERAIS

CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

HELD CONCURRENTLY ON

APRIL 30, 2021

Date, time and place:

April 30, 2021, at 11 a.m., held exclusively online as per CVM Normative Instruction 622/2020.

Convocation and publication:

The Meeting was regularly called by publication of the convocation announcement on April 1, 6 and 7, 2021, in the publication Minas Gerais, on pages 30, 55 and 17, respectively, and on April 1, 2 and 3, 2021, in O Tempo on page 14.

The Report of Management and the financial statements for 2020, and the related complementary documents, were widely published by the press, and made available to the stockholders on March 26, 2021, and in Minas Gerais, on pages 47 to 90 of Section (Caderno) 1, and in O Tempo on pages 2 to 45 of the Section (Caderno) Balanço on April 21, 2021.

The consolidated summary statement of votes by Remote Voting Form was published to the market on April 28 and 20, 2021, and will be at the disposal of stockholders for consultation on the Company’s Investor Relations site.

Attendance, quorum:

Stockholders representing 89.84% of the voting stock of Companhia Energética de Minas Gerais – Cemig were present. Also present were: the Chief Counsel and Chief Officer for Regulation of Cemig, Eduardo Soares; the members of the Audit Board Gustavo de Oliveira Barbosa and Cláudio Morais Machado; the member of the Audit Committee Pedro Carlos de Mello; and for Ernst & Young Auditores Independentes S/S, Shirley Nara Santo Silva and Gabriela Cardoso.

Meeting committee:

The meeting was chaired by Dr. Danilo Antônio de Souza Castro, who invited me, Denis Teixeira Ferreira Dias, to be Secretary of the Meeting.

The meeting having been opened, stockholders unanimously approved issuance of these minutes in summary form.

Stockholders had the right to present statements of vote, and/or statements of protest or dissidence, it being required that these be numbered and authenticated by the Meeting Committee, and filed at the Company’s head office.

(Minutes of the Ordinary and Extraordinary General Meetings of Stockholders held on April 30, 2021)	Page 1 of 25
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Agenda:

1	Approval of the Report of Management and the Financial Statements for the year ended December 31, 2020, accompanied by the related complementary documents.
2	Allocation of the net profit for the business year 2020, of R$ 2,864,110,000, and realization of the Retained earnings reserve, of R$ 834,603,000.
3	Election of members of the Board of Directors, due to vacancy.
4	Election of an alternate member for the Audit Board, by substitution.
5	Decision on the annual global remuneration of the Managers, the members of the Audit Board, and the Audit Committee.
6	Increase in the share capital by issue of bonuses, and consequent alteration and consolidation of the by-laws.

Reading of documents and receipt of votes:

The meeting unanimously dispensed with reading of the documents related to the matters on the agenda, since their content was entirely known to the stockholders.

Decisions:

1	Approval, by majority, as per the final voting summary attached, of the Report of Management and the Financial Statements for the year ended December 31, 2020, and the related complementary documents.
2	Allocation of profit for 2020, other balances and retained earnings:

The meeting approved, by majority, as per the final voting record, attached hereto, allocation of:

(a) the net profit for 2020 ....................................................... R$  2,864,110,000

(b) the balance of realization of deemed cost of fixed assets .......... R$  16,950,000

(c) adjustments to prior years ....................................................... R$  211,640,000 and

(d) realization of the Retained earnings reserve constituted in 2019, R$  834,603,000 as follows:

(i)	R$ 142,314,000 to the Legal Reserve;
(ii)	R$ 1,482,146,000 to payment of the mandatory dividend to stockholders, in two equal installments by June 30 and December 30, 2021, comprising:

a) R$  553,488,000 in the form of Interest on Equity, on account of the mandatory dividend, as decided by the Executive Board on September 22 and December 23, 2020; and

b) R$  928,658,000 in the form of complementary mandatory dividends, to stockholders whose names are on the Company’s Nominal Share Registry on the date of this meeting.

(iii)	R$ 17,829,000 to be held in Stockholders’ equity in the Tax incentives reserve, being the incentive amounts related to investments in the region of Sudene in prior years; and
(iv)	R$ 1,450,411,000 to be held in Stockholders’ equity in the Retained Earnings reserve, to guarantee execution of the Company’s Investment Program.

– the Future earnings reserve to continue to have a balance of R$ 834,603,000, comprising reversal of the reserve constituted in 2019, with constitution of a new reserve in 2020 of the same amount.

(Minutes of the Ordinary and Extraordinary General Meetings of Stockholders held on April 30, 2021)	Page 2 of 25
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3	Election to the Board of Directors

The meeting elected members of the Board of Directors, to serve in the present period of office, that is to say until the Annual General Meeting to be held in 2022, as follows:

(i)	By adoption of the multiple vote, on nominations by the majority stockholder, as per Official Notices SEDE/SECAD 222/2021 and SEDE/CHEFEGAB 184/2020

– with 52,703,156 votes in favor:

Márcio Luiz Simões Utsch	– Brazilian, widower, graduate in law, domiciled in São Paulo, SP, at Rua Lourenço de Almeida 487, Apto 71, Vila Nova Conceição, CEP 04508-000, bearer of Identity Card M1.167.351 SSP/MG, and CPF 220418776- 34;

– with 52,707,722 votes in favor:

Carlos Eduardo Tavares de Castro	– Brazilian, single, lawyer, domiciled in Belo Horizonte, MG, at Rua Cláudio Manoel 735, Apto 402, Funcionários, CEP 30140-100, Identity Card MG-4.794.697, PC/MG and CPF 963190116- 53;
– with 52,715,218 votes in favor:
Cledorvino Belini	– Brazilian, married, company manager, domiciled in Nova Lima, Minas Gerais at Av. Alpina 16, Condomínio Vila Alpina, CEP 34007- 294, Identity Card M6.539.933 SSP/MG, and CPF 116050068- 15;
– with 52,663,525 votes in favor:
José Reinaldo Magalhães	– Brazilian, married, economist, domiciled in Rio de Janeiro, RJ, at Rua Nascimento Silva 224, Apto 301, Ipanema, CEP 22421-024, bearer of Identity Card M-607363 SSP/MG and CPF 227177906-59;
– and with 52,722,713 votes in favor:
Afonso Henriques Moreira Santos	Brazilian, married, electrical engineer, domiciled at Itajubá, Minas Gerais, at Rua Cel. Joaquim Francisco 341, Varginha, CEP 37501-052, bearer of Identity Card MG737.136 SSP/MG and CPF 271628506-34;

(ii)	By adoption of the multiple vote system, on nomination by the stockholder

Fundo de Investimentos em Ações Dinâmica Energia – FIA Dinâmica,

with 131,247,502 votes in favor:

Marcelo Gasparino da Silva	– Brazilian, married, lawyer, domiciled in Florianópolis, Santa Catarina, at Rua Esteves Júnior 605, Bloco A, Apto 1411, Centro, CEP 88015-130, Identity Card 2302967 SSP/SC, and CPF 807383469-34;

(iii)	and by adoption of the multiple vote system, on nomination by the stockholder

BNDES Participações S.A. (BNDESPar),

with 57,568,568 votes in favor:

Paulo Cesar de Souza e Silva	– Brazilian, company manager, domiciled in São Paulo, SP, at Rua Dr. Renato Paes de Barros 296, Itaim Bibi, CEP 04530- 906, bearer of Identity Card 3.962.200 SSP/SP and CPF 032220118-77.

(Minutes of the Ordinary and Extraordinary General Meetings of Stockholders held on April 30, 2021)	Page 3 of 25
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Following these decisions the Board of Directors of Companhia Energética de Minas Gerais – CEMIG is now constituted as follows:

CEMIG – BOARD OF DIRECTORS
Márcio Luiz Simões Utsch – nominated by the majority stockholder
Carlos Eduardo Tavares de Castro – nominated by the majority stockholder
Cledorvino Belini – nominated by the majority stockholder
José Reinaldo Magalhães – nominated by the majority stockholder
Afonso Henriques Moreira Santos – nominated by the majority stockholder
José João Abdalla Filho – preferred stockholder
Marcelo Gasparino da Silva – nominated by the minority stockholders
Paulo Cesar de Souza e Silva – nominated by the minority stockholders
Marco Aurélio Dumont Porto – representative of the employees

4.	Election to the Audit Board

The meeting elected an alternate member of the Audit Board by substitution, on nomination by the majority stockholder, as per Official Notice SED/CHEFGAB 184/2021,

– with 264,897,500 votes in favor:

Julia Figueiredo Goytacaz Sant’Anna	– Brazilian, single, Doctor of Political Science, domiciled in Rio de Janeiro, RJ at Rua Prof. Ortiz Monteiro, 276, apto 306, Bloco A, Laranjeiras, CEP 22245-100, Carteira de Identidade 10600559-8, PC/RJ, and CPF 016.833.347-36,

as alternate to Fernando Scharlack Marcato, to serve the rest of the current period of office, that is to say until the Annual General Meeting of Stockholders to be held in 2022, in substitution of Carlos Eduardo Amaral Pereira da Silva, who had been nominated by the majority stockholder and elected at the Annual General Meeting of July 31, 2020.

As a result of this decision the Audit Board of Companhia Energética de Minas Gerais – CEMIG is now constituted as follows:

CEMIG – AUDIT BOARD
SITTING MEMBERS
Gustavo de Oliveira Barbosa – nominated by majority stockholder
Fernando Scharlack Marcato – nominated by the majority stockholder
Elizabeth Jucá e Mello Jacometti – nominated by the majority stockholder
Michele da Silva Gonsales Torres – nominated by preferred stockholders
Cláudio Morais Machado – nominated by minority stockholders
ALTERNATE MEMBERS
Igor Mascarenhas Eto – nominated by the majority stockholder
Julia Figueiredo Goytacaz Sant’Anna – nominated by the majority stockholder
Fernando Passalio de Avelar – nominated by the majority stockholder
Ronaldo Dias – nominated by holders of preferred shares
Carlos Roberto de Albuquerque Sá – nominated by minority stockholders

The members of the Board of Directors and the alternate member of the Audit Board now elected had been previously analyzed by the governance bodies, including by the Audit Committee established under the by-laws, and no impediment was found to their election. They declared in advance that they are not the subject of any prohibition on exercise of commercial activity, that they comply with the legal requirements, and are not subject to any of the prohibitions described in Law 6404/1976, Law 13303/2016, or any other applicable rules or regulations. They further made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Cemig, and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

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5	Compensation of managers

The meeting approved, by majority, the global compensation of the Managers – comprising the Board of Directors, the Executive Board, the Audit Board and the Audit Committee, – unchanged from 2020, at R$ 23,259,187.88 (twenty three million two hundred fifty nine thousand one hundred eighty seven Reais and eighty eight centavos), and established that individual distribution to members of the Board shall obey this global limit.

Statement of opinion

The stockholder BNDES Participações S.A. – BNDESPar stated opinion in opposition to this item, to the effect that:

“Cemig should seek to: (i) consider limiting the fixed remuneration received by alternate members to their actual participation in meetings, and (ii) align the compensation of the Audit Committee to a level close to market practices for the year 2021 and future years.”

6       Approval of increase in the share capital, with stock bonus

The meeting approved, by majority:

(i)	Increase in the Company’s share capital:

from R$  7,593,763,005.00 (seven billion five hundred ninety three million seven hundred sixty three thousand five Reais), to R$  8,466,810,340.00 (eight billion four hundred sixty six million eight hundred ten thousand three hundred forty Reais), with issue of 174,609,467 (one hundred seventy four million, six hundred nine thousand four hundred sixty seven) new shares, comprising 58,366,345 (fifty eight million three hundred sixty six thousand three hundred forty five) nominal common shares with nominal unit value of R$  5.00 (five Reais) and 116,243,122 (one hundred sixteen million two hundred forty three thousand one hundred twenty two) nominal preferred shares, with nominal unit value of R$  5.00 (five Reais), through capitalization of R$  873,047,335.00 (eight hundred seventy three million forty seven thousand three hundred thirty five Reais), from the Retained earnings reserve, with distribution to stockholders, as a result, of a stock bonus of 11.496899948% in new shares, of the same type and class as those held, with nominal unit value of R$  5.00 (five Reais).

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(ii)	Change to the by-laws

The meeting decided to redraft the head paragraph of Clause 4 of the by-laws as follows, with consolidation of the bylaws to include this change, in the form presented in Appendix 1 hereto:

Clause 4 The Company’s share capital is R$ 8,466,810,340.00, (eight billion four hundred sixty six million eight hundred ten thousand three hundred forty Reais), represented by:

a)	566,036,634 (five hundred sixty six million, thirty six thousand six hundred thirty four) nominal common shares with par value of R$ 5.00 (five Reais); and
b)	1,127,325,434 (one billion one hundred twenty seven million three hundred twenty five thousand four hundred thirty four) nominal preferred shares each with nominal value of R$ 5.00 (five Reais).”

(iii)	Measures for the capital increase and stock bonus

The following measures to be taken by the Executive Board in relation to the issue of new shares:

a)	attribution of a stock bonus of 11.4968999480% in new shares, of the same type as those held, each with nominal value of R$ 5.00 (five Reais), to stockholders whose names are on the Company’s Nominal Share Registry on the date on which the General Meeting that decides on this proposal is held;
(b)	to establish that all the shares resulting from the said stock bonus shall have the same rights as the corresponding existing shares, excluding any corporate action payments;
(c)	to sell, on a stock exchange, the whole numbers of nominal shares resulting from the sum of remaining fractions arising from the said stock bonus; and
(d)	to distribute to stockholders, proportionately, the net proceeds of the sale of the fractions on the same date as payment of the second portion of the mandatory dividends for the 2020 business year, that is to say by December 30, 2021.

Closing:

The meeting was opened to the floor, and since no-one wished to speak these minutes were written, read, unanimously approved, and signed by me, Denis Teixeira Ferreira Dias, Secretary of the meeting, as specified in the applicable legislation.

(Signed by:)

Denis Teixeira Ferreira Dias, Secretary;

Chair of the meeting, and representative of The State of Minas Gerais: Danilo Antônio de Souza Castro;

Chief Counsel and Chief Officer for Regulation, Cemig: Eduardo Soares;

for the Audit Board of Cemig: Gustavo de Oliveira Barbosa and

Cláudio Morais Machado;

for the Audit Committee of Cemig: Pedro Carlos de Mello;

for Ernst & Young Auditores Independentes S/S: Shirley Nara Silva and Gabriela Cardoso;

for the stockholder Romário Fernando da Silva: Virginia Kirchmeyer Vieira;

for Citibank N.A, New York: Ricardo José Martins Gimenez;

for BNDES Participações S.A. – BNDESPar: Iago Emanuel Barbosa da Costa Veiga,

– and the stockholders:

Fundo de Investimento em Ações Dinâmica Energia – ‘FIA Dinâmica’,

Luiz Barsi Filho,

Gaspart Participações S.A., Marcelo Gasparino da Silva,

Alexandre Eustáquio Sydney Horta, Antonio Carlos Vélez Braga,

Antonio Mario Marciano Junior, Carlos Renato de Almeida,

Leonardo Ferreira Ocampos, Lílian Zub Ferreira,

Lotario Harri Roesch, Otávio Soares Pontes,

Rogério Henrique Costa Matos, and Valter Palmeira.

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COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

BY-LAWS

CHAPTER I

Name, constitution, objects, head office and duration

Clause 1 Companhia Energética de Minas Gerais – Cemig, constituted on May 22, 1952 as a corporation with mixed private and public sector stockholdings, is governed by these by-laws and by the applicable legislation, and its objects are:

–	to build, operate and make commercial use of systems for generation, transmission, distribution and sale of electricity, and related services;
–	to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation;
–	to provide consultancy services within its field of operation to companies in and outside Brazil; and
–	to carry out activities directly or indirectly related to its objects, including development and commercial operation of telecommunication and information systems, technological research and development, and innovation.

§1	The activities specified in this Clause may be exercised directly by Cemig or, as intermediary, by companies constituted by it or in which it may hold a majority or minority stockholding interest, upon decision by the Board of Directors, under State Laws 828 of December 14, 1951, 8655 of September 18, 1984, 15290 of August 4, 2004 and 18695 of January 5, 2010.

§2	No subsidiary of Cemig, wholly-owned or otherwise, may take any action or make any decision which might affect the condition of the State of Minas Gerais as controlling stockholder of the Company, in the terms of the Constitution of the State of Minas Gerais and the legislation from time to time in force.

§3	Since the Company’s securities are traded on the special listing section known as Corporate Governance Level 1 on the São Paulo stock exchange (B3 S.A. – Brasil, Bolsa, Balcão), the Company, its stockholders, managers and members of the Audit Board are subject to the provisions of the Level 1 Corporate Governance Regulations of the B3 (under this or any name attributed to it in future).

Clause 2 The Company shall have its head office and management in Belo Horizonte, capital city of the State of Minas Gerais, Brazil, and may open offices, representations or any other establishments in or outside Brazil, upon authorization by the Executive Board.

Clause 3 The Company shall have indeterminate duration.

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CHAPTER II

Share capital

Clause 4 The share capital of the Company is R$8,466,810,340.00 (eight billion four hundred sixty six million eight hundred ten thousand three hundred forty Reais), represented by:

a)	566,036,634 (five hundred sixty six million, thirty six thousand six hundred thirty four) nominal common shares each with nominal value of R$ 5.00 (five Reais); and
b)	1,127,325,434 (one billion one hundred twenty seven million three hundred twenty five thousand four hundred thirty four) nominal preferred shares each with nominal value of R$ 5.00 (five Reais).
§1	The right to vote is reserved exclusively for the common shares; each common share has the right to one vote in decisions of the General Meeting of Stockholders.

Clause 5 The preferred shares have right of preference in the event of reimbursement of shares and shall have the right to a minimum annual dividend of the greater of the following amounts:

a)	10% (ten percent) of their nominal value;
b)	3% (three percent) of the value of the stockholders’ equity corresponding to the shares.

Clause 6 The common shares and the preferred shares have equal rights to distribution of bonuses and stock dividends.

Clause 7 In business years in which the Company does not make enough profit to pay dividends to its stockholders, the State of Minas Gerais guarantees to the shares that were issued by the Company on or before August 5, 2004 and held by individual persons a minimum dividend of 6% (six percent) per year, under Clause 4 of State Law 15290/2004.

Clause 8 The State of Minas Gerais shall at all times obligatorily be the owner of the majority of the shares carrying the right to vote, and all its capital shall be subscribed in accordance with the legislation from time to time in force. Capital subscribed by other parties, whether individuals or legal entities, shall be paid in as specified by the General Meeting of Stockholders which decides on the subject.

§1	The Executive Board may, in order to obey a decision by a General Meeting of Stockholders, suspend the services of transfer and registry of shares, subject to the applicable legislation.
§2	Stockholders have the right of preference in subscription of increases in the share capital, and in issue of the Company’s securities, in accordance with the applicable legislation. There shall, however, be no right of preference when the increase in share capital is paid with resources arising from tax incentive systems, subject to the terms of §1 of Article 172 of Law 6404 of December 15, 1976, as amended.

Clause 9 The Company’s share capital may be increased by an amount equal to up to 10% (ten percent) of the share capital set in the by-laws, without need for change in the by-laws and upon decision by the Board of Directors, having previously heard statement of opinion by the Audit Board.

§1	As well as the other conditions relating to the issuance of new shares, the Board of Directors shall be the competent body for deciding the number of shares to be issued, the issue price, and the period and terms for paying up of shares subscribed.
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CHAPTER III

The General Meeting of Stockholders

Clause 10 The General Meeting of Stockholders shall be held, ordinarily, within the first 4 (four) months of the year, for the purposes specified by law, and extraordinarily whenever necessary, and shall be called with minimum advance notice of 15 (fifteen) days, and the relevant provisions of law shall be obeyed in its convocation, opening and decisions.

§1	In the event that a provision of law or regulations alters this minimum period for convocation, that alteration shall prevail.
§2	Stockholders may be represented in General Meetings of Stockholders in the manner specified in Article 126 of Law 6404/1976, as amended, by showing at the time of the meeting, or by previously depositing at the Company’s head office, proof of ownership of the shares, issued by the depositary financial institution, accompanied by the identity document of, and a power of attorney granting specific powers to, the proxy.

Clause 11 Ordinary or Extraordinary General Meetings of Stockholders shall be chaired by a stockholder elected, by the Meeting, from among those present, and said stockholder shall choose one or more secretaries.

CHAPTER IV

Management

Clause 12 The Company shall be managed by the Board of Directors and the Executive Board.

§1	The structure and composition of the Board of Directors and the Executive Board shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with occasional exceptions if approved by the Board of Directors.
§2	Where it is the competency of the Company to fill appointments to positions on the Board of Directors and/or Executive Board of the Company’s subsidiary or affiliated companies, the Company shall make nominations in accordance with criteria, and a policy, of eligibility and assessment approved by the Board of Directors.
§3	Where it is the competency of the Company to nominate candidates for positions on the Support Committees to the Boards of Directors of the subsidiaries and affiliated companies, these positions shall be filled in accordance with specific regulations, to be approved by the Boards of Directors of the respective subsidiaries or affiliated companies.
§4	In management of the Company, of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., and of the other subsidiaries or affiliates, and of the consortia in which any of them have direct or indirect holdings, the Board of Directors and the Executive Board shall obey the provisions of the Company’s Long-term Strategy.
§5	The Long-term Strategy shall contain grounds, targets, goals and results to be pursued and achieved in the long term by the Company, reflecting its dividend policy, and must obey the commitments and requirements specified in §7 of Clause 12 of these by-laws.
§6	The Company’s Multi-year Business Plan shall reflect the assumptions and premises of the Long-term Strategy, and shall contain the targets for 5 (five) years, including the Annual Budget.
§7	The Long-term Strategy, the Multi-year Business Plan and the Annual Budget shall be revised annually by the Executive Board and submitted no later than the last ordinary meeting of the Board of Directors of the prior year, for decision, in accordance with the applicable legislation.
§8	The Executive Board shall obey and comply with targets and limits established by the Board of Directors, especially in relation to indebtedness, liquidity, rates of return, investment and regulatory compliance.
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§9	In companies in which the Company has an interest, whether controlling or otherwise, practices of governance and control must be adopted that are in proportion to the importance, materiality and the risks of the business.
§10	The Long-term Strategy, the Multi-year Business Plan and the Annual Budget shall be reflected in all plans, projections, activities, strategies, investments and expenses of the Company and its wholly-owned or other subsidiaries, affiliated companies or consortia in which it directly or indirectly holds an interest.
§11	The global or individual amount of the compensation of the Board of Directors, the Executive Board and the Audit Committee shall be set by the General Meeting of Stockholders, in accordance with the applicable legislation. Payment of any type of percentage or other participation in the profits of the Company to any member of the Audit Committee or the Board of Directors is forbidden, with the exception of the Board member representing the employees.
§12	For the purpose of improving the Company, every year the managers and the members of the committees shall undergo individual and collective performance evaluation, with the following minimal requirements:
a)	report on acts of management, as to lawfulness and efficacy of administrative action;
b)	contribution to the profit for the period; and
c)	achievement of the objectives established in the Multi-year Business Plan and compliance with the Long-term Strategy and the Annual Budget.
§13	The managers of the Company may not be sworn in unless they have agreed to and signed the applicable legal and regulatory commitments and documents. In the practice of their responsibilities they shall obey the requirements, prohibitions and obligations specified in the applicable legislation and regulations.

Section I

The Board of Directors

Clause 13 The Board of Directors of the Company comprises 9 (nine) members, of which one shall be the Chair, and another the Deputy Chair.

§1	The members of the Board of Directors shall be elected for concurrent periods of office of 2 (two) years by the General Meeting of Stockholders, and may be dismissed at any time by a General Meeting of Stockholders. Re-election, after the initial period of office, is permitted for a maximum of 3 (three) consecutive periods of office, subject to the requirements and prohibitions established in the applicable law and regulations.
§2	The following rules apply to the composition of the Board of Directors:
(a)	The following two groups of stockholders each have the right to elect one member, in separate votes, in accordance with the applicable law:
(i)	the minority holders of common shares; and
(ii)	the holders of preferred shares.
(b)	If there is a decision for the minority stockholders to exercise their option to use the multiple vote mechanism, under Article 141 of Law 6404/1976, at least 25% (twenty five per cent) of the members must be independent, or at least one of them.
(c)	The employees have the right to elect one member, subject to the terms of Federal Law 12353 of December 28, 2010, as applicable.
(d)	In any event, the majority of the members shall be elected by the controlling stockholder of the Company.
§3	For election and for actions taken in office, the member of the Board of Directors representing the employees is subject to all the criteria, requirements, impediments and prohibitions
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specified in Law 6404/1976, Law 13303 of June 30, 2016, and regulations made under those laws.

§4	Without prejudice to the impediments and prohibitions specified in these by-laws, the member of the Board of Directors representing the employees shall not take part in debate and decisions on subjects that involve union relationships, remuneration, and/or benefits, including matters relating to private pension plans and/or other assistance plans, and/or in any other situation in which a conflict of interest is characterized.
§5	The Boards of Directors of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. shall be made up of the same members elected to the Board of Directors of the Company, for periods running concurrently, from start to termination, with their membership of the Board of Directors of Cemig, being remunerated for only one of these positions.
§6	The posts of Chair of the Board of Directors and Chief Executive Officer of the Company may not be held by the same person.
§7	The members of the Board of Directors may have other remunerated activities, provided that there is no incompatibility of working time/hours and/or conflict of interests.
§8	The Board of Directors may confer delegation of powers to the Executive Board for approval and signature of legal transactions related to the ordinary acts of management, including sale of electricity.

Clause 14 In the event of a vacancy on the Board of Directors, the first subsequent General Meeting of Stockholders shall elect a new member, for the period of office that remained to the previous member.

§1	In this event, if the previous Board member was elected by a minority, the new member shall be elected by the same minority. The same rule shall be obeyed for the member representing the employees.

Clause 15 The Board of Directors shall meet ordinarily, in accordance with its Internal Regulations, at least once a month, to analyze the results of the Company and its wholly-owned and other subsidiaries and affiliated companies, and to decide on other matters included on the agenda. It shall also meet extraordinarily, on convocation by its Chair, or by its Deputy Chair, or by one-third of its members, or when requested by the Executive Board.

§1	Meetings of the Board of Directors shall be called by its Chair or Deputy Chair, with at least 10 (ten) days’ prior notice in writing or by email, containing the agenda. Convocation is not necessary when all the members of the Board of Directors, or their substitute members, are present. The Chair may call meetings of the Board of Directors on the basis of urgency without their being subject to this period of notice, provided that the other members of the Board are advised of the convocation.
§2	Decisions of the Board of Directors shall be taken by the majority of the votes of the Board Members present, and in the event of a tie the Chairman shall have the casting vote.

Clause 16 The Chair of the Board of Directors has the competency to grant leave to the Board’s members, and the other members of the Board have the competency to grant leave to the Chair.

Clause 17 The Chair and Vice-Chair of the Board of Directors shall be chosen by the members of that Board, at the first meeting of the Board of Directors that takes place after the election of its members, and the Vice-Chair shall take the place of the Chair when the Chair is absent or impeded from exercising the function.

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Clause 18 The following are functions of the Board of Directors:

a)	to set the general orientation of the Company’s business;
b)	to elect, dismiss and evaluate the Executive Officers of the Company, in accordance with the applicable legislation, subject to these by-laws;
c)	to approve the policy on transactions with related parties;
d)	to decide, upon proposal by the Executive Board, on disposal of, or placement of a charge upon, any of the Company’s property, plant or equipment, and on the Company giving any guarantee to any third party, of which the individual value is equal to 1% (one per cent) or more of the Company’s stockholders’ equity;
e)	to decide, upon proposal by the Executive Board, on the Company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financings, or the constitution of any obligations in the name of the Company, which individually or jointly have value equal to 1% (one per cent) or more of the Company’s stockholders’ equity, including injections of capital into wholly-owned or other subsidiaries, or affiliated companies, or consortia in which the Company participates;
f)	to call the General Meeting of Stockholders;
g)	to monitor and inspect the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the Company, and request information on contracts entered into or in the process of being entered into, and on any other administrative facts or acts which it deems to be of interest to it;
h)	to give a prior opinion on the report of management and the accounts of the Executive Board of the Company;
i)	to choose and to dismiss the Company’s auditors, from among companies with international reputation that are authorized by the Securities Commission (CVM) to audit listed companies, subject to statement of position by the Audit Committee;
j)	to authorize, upon proposal by the Executive Board, opening of administrative tender proceedings, or proceedings for dispensation or non-requirement of tender, or of non-applicability of the duty to tender, and the corresponding contractings, when the amount is equal to 1% (one percent) or more of the Company’s stockholders’ equity, or more than R$ 100,000,000.00 (one hundred million Reais), as adjusted annually by the IPCA Inflation Index, if that index is positive;
k)	upon proposal by the Executive Board, to authorize filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts equal to 1% (one per cent) or more of the stockholders’ equity of Cemig;
l)	to authorize the issuance of securities in the Brazilian or external market, for raising of funding in the form of non-convertible debentures, promissory notes, commercial paper and/or other instruments;
m)	to approve the Long-term Strategy, the Multi-year Business Plan and the Annual Budget, and alterations and revisions to them;
n)	annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective employment agreements, subject to the competency of the General Meeting of Stockholders, and compliance with the Annual Budget;
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o)	to authorize the exercise of the right of preference and rights under stockholders’ agreements or voting agreements in wholly-owned or other subsidiaries, affiliated companies and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the General Meeting of Stockholders has the competency for decision;
p)	to approve participation in the share capital of, or constitution of, or winding up of, any companies, undertakings or consortia;
q)	to approve, in accordance with its Internal Regulations, the institution of committees supporting the Board of Directors – the opinions or decisions of which are not a necessary condition for decision on the matters being considered by the Board of Directors;
r)	to monitor and inspect the activities of internal auditing;
s)	to discuss, approve and monitor decisions that involve corporate governance practices, relationship with interested parties, policy on management of people, or the code of conduct;
t)	to ensure implementation of, and to supervise, the systems for management of risks and internal controls established for the prevention and mitigation of the principal risks to which the Company is exposed, including the risks related to safety and security of accounting and financial information and the occurrence of corruption or fraud;
u)	to establish an information disclosure policy to mitigate the risk of contradiction between the various areas and the managers of the Company;
v)	to make statement on any increase in number of the Company’s employees, concession of benefits and/or advantages, or revision of a salaries and careers plan, including alteration in the amount paid for commissioned posts or free appointments, and compensation of Chief Officers;
w)	to appoint, and to dismiss, in both cases with grounds, the head of the Internal Audit Unit, from among the Company’ career employees;
x)	to elect the members of the Audit Committee, at the first meeting held after the Annual General Meeting, and to dismiss them, at any time, upon vote given with grounds by absolute majority of the members of the Board of Directors;
y)	to arrange for analysis, every year, of the success in meeting targets and results in execution of the Multi-year Business Plan and the Long-term Strategy, and to publish its conclusions and state them to the Legislative Assembly and Audit Court of Minas Gerais State; and
z)	to approve the complementary policies, including the policy on holdings, in accordance with the terms of these by-laws.

§1	The financial limits relating to decisions by the Board of Directors that correspond to a percentage of the stockholders’ equity of Cemig shall be automatically adopted when the financial statements of each year are approved.
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Section II

The Executive Board

Clause 19 The Executive Board shall comprise seven Executive Officers, resident in Brazil, who may be stockholders, elected by the Board of Directors for a period of two years, subject to the requirements of the applicable legislation and regulations. After the initial period of office, a maximum of three re-elections for consecutive periods of office is permitted.

§1	The Executive Officers shall remain in their posts until their duly elected successors take office.
§2	The Executive Officers shall exercise their positions as full-time occupations in service of the Company. They may at the same time exercise non-remunerated positions in the management of the Company’s wholly-owned or other subsidiaries, or affiliated companies, at the option of the Board of Directors. They shall, however, obligatorily hold and exercise the corresponding positions in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.
§3	Those members of the Executive Board who are not employees, or those with employment contracts suspended, shall have the right to annual paid leave of not more than 30 (thirty) days, non-cumulative, receiving an additional one-third of their current monthly remuneration.

Clause 20 In the event of any of the other members of the Executive Board being absent, or on leave, or their seat being vacant, or in the event of impediment of their position, or resignation, that Board may, on approval by the majority of its members, attribute the temporary exercise of the related functions to another member of the Executive Board.

§1	A member of the Executive Board elected in this way shall hold the position for the remainder of the period of office of the Executive Officer who is substituted.

Clause 21 The Executive Board shall meet, ordinarily, at least two times per month; and, extraordinarily, whenever called by the Chief Executive Officer or by two Executive Officers with at least two days’ prior notice in writing or by email or other digital medium, such notice not being required if all the Executive Officers are present. The decisions of the Executive Board are taken by vote of the majority of its members, and in the event of a tie the Chief Executive Officer shall have a casting vote.

Clause 22 The Executive Board is responsible for current management of the Company’s business, subject to obedience to the Long-term Strategy, the Multi-year Business Plan, and the Annual Budget, prepared and approved in accordance with these by-laws.

§1	The Multi-year Business Plan shall comprise plans and projections for a period of five business years, and must be updated at least once a year. It shall deal in detail with the following subjects, among others:
a)	the Company’s strategies and actions, including any project related to its corporate objects;
b)	new investments and business opportunities, including those of the Company’s wholly-owned and other subsidiaries, and affiliated companies, and of the consortia in which they participate;
c)	the amounts to be invested, or amounts in any other way to be originated, from the Company’s own funds or funds of third parties; and
d)	the rates of return and profits to be obtained or generated by the Company.
§2	The Annual Budget shall reflect the Company’s Multi-year Business Plan and, consequently, the Long-Term Strategy, and must give details of operational revenue and expenses, costs and capital expenditure, cash flow, the amount to be allocated to the payment of dividends, investments of cash from the Company’s own funds or from funds of third parties, and any other data that the Executive Board considers to be necessary.
(Minutes of the Ordinary and Extraordinary General Meetings of Stockholders held on April 30, 2021)	Page 14 of 25
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

§3	The Long-term Strategy, the Multi-year Business Plan, and the Annual Budget shall be:
a)	prepared under coordination by the Chief Executive Officer, with participation of all the Chief Officers;
b)	prepared and updated annually, by the end of each business year, to take effect in the following business year;
c)	submitted to examination by the Executive Board and, subsequently, to approval by the Board of Directors.

§4	The following matters shall require a decision by the Executive Board:
a)	approval of the plan of organization of the Company and issuance of the corresponding rules, and any changes to them;
b)	examination, and submission to the Board of Directors, for approval, of the Long-term Strategy and the Multi-year Business Plan, and revisions of them, including timetables, amount and allocation of the capital expenditure specified therein;
c)	examination, and submission to the Board of Directors, for approval, of the Annual Budget, which must reflect the Multi-year Business Plan at the time in force, and revisions of it;
d)	decision on reallocation of investments or expenditure specified in the Annual Budget which amount, individually or in aggregate, in a single financial year, to less than 1% (one per cent) of the stockholders’ equity of Cemig, with consequent adaptation of the targets approved, obeying the Multi-year Business Plan, the Long-term Strategy and the Annual Budget;
e)	approval of disposal of, or placement of a charge upon, any of the Company’s property, plant or equipment, and/or giving of guarantees to third parties, in amounts less than 1% (one per cent) of the Company’s stockholders’ equity;
f)	authorization of the Company’s capital expenditure projects, signing of agreements or other legal transactions, contracting of loans and financings, or creation of any obligation in the name of the Company, based on the Annual Budget approved, which individually or in aggregate have value less than 1% (one per cent) of the Company’s Stockholders’ equity, including injection of capital into wholly-owned or other subsidiaries, affiliated companies, and the consortia in which it participates;
g)	authorization to open administrative tender proceedings, and proceedings for dispensation from or non-requirement of tender, and contracts, for amounts of up to 1% (one per cent) of the stockholders’ equity of Cemig, limited to R$ 100,000,000.00 (one hundred million Reais), adjusted annually by the IPCA (expanded Consumer Price) index, if it is positive;
h)	authorization to file legal actions and administrative proceedings, and to enter into Court or out-of-court settlements, for amounts less than 1% (one per cent) of the Company’s stockholders’ equity;
i)	approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer responsible, subject to the provisions of Sub-clause ‘h’ of Sub-item I of Clause 23;
j)	authorization of expenditure on personnel expenses and collective employment instruments, subject to the competency of the General Meeting of Stockholders, directives and limits approved by the Board of Directors, and the Annual Budget;
k)	examination of and decision on the contracting of external consultants, when requested by any of the Directorates, subject to the provisions of Clause 18, Sub-clause ‘j’, and Clause 22, §4, Sub-clause ‘g’;
(Minutes of the Ordinary and Extraordinary General Meetings of Stockholders held on April 30, 2021)	Page 15 of 25
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l)	formulation, for decision by the Board of Directors or the General Meeting of Stockholders, of policies complementary to these by-laws, including the policy on holdings in other companies; and
m)	approval of nominations for positions on the Boards of Directors, Audit Boards and Executive Boards of wholly-owned and other subsidiaries, affiliated companies and the consortia in which the company participates.
§5	Actions necessary for the regular functioning of the Company, signature of contracts, and other legal transactions shall be carried out by the Chief Executive Officer jointly with one Executive Officer, or by two Executive Officers, or by a person holding a duly constituted power of attorney.
§6	Powers of attorney must be granted by the Chief Executive Officer, jointly with one Executive Officer, except for the power described in Sub-clause ‘c’ of Sub-item I of Clause 23, for which only the signature of the Chief Executive Officer is required.
§7	Subject to the provisions of these by-laws the Executive Board may delegate powers to approve and sign legal transactions relating to matters in the remit of the bodies pertaining to each Directorate, in relation to ordinary acts of management, including sale of electricity.
§8	The financial limits for decision by the Executive Board that correspond to a percentage of the stockholders’ equity of the Company shall be adopted automatically upon approval of the financial statements of each year.
§9	Within the limits of its competencies and areas of autonomy, the Executive Board may, by formal act, attribute limits of autonomy to lower levels, upon composition of technical committees with decision capacity in specific subjects.

Clause 23 Subject to the provisions in the preceding Clauses and good corporate governance practices, it shall be the duty of each member of the Executive Board to comply with these by-laws, the decisions of the General Meeting of Stockholders and of the Board of Directors, and the Internal Regulations and decisions of the Executive Board, and to cause others to comply with them. The duties of the Offices of the members of the Executive Board include the following:

I	The Office of the Chief Executive Officer (CEO):
a)	to coordinate and manage the work of the Company, and all the strategic and institutional activities of the affiliated companies and subsidiaries, and of the consortia in which the Company participates;
b)	to coordinate preparation, consolidation and implementation of the Company’s Long-term Strategy and Multi-year Business Plan, and those of the affiliated and subsidiary companies: in the latter case jointly with the Chief Officer responsible, and in both cases with participation of the other Chief Officers;
c)	to represent the Company in the Courts, on the plaintiff or defendant side;
d)	to sign, jointly with one Chief Officer, documents which bind the Company;
e)	to present the annual report on the Company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;
f)	to hire and dismiss employees of the Company;
g)	to be responsible for the activities of Strategic Planning, Compliance and Corporate Risk Management;
h)	jointly with the Chief Officer responsible, to propose to the Executive Board nominations for management positions in the Company;
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i)	to propose the nominations for positions of management and on the Audit Boards of the wholly-owned and other subsidiaries, the affiliated companies and of the consortia in which the Company participates, and on the statutory bodies of Fundação Forluminas de Seguridade Social (Forluz) and Cemig Saúde, after consultation of the Chief Officer responsible.
j)	to coordinate the policy and actions adopted in management of people in the Company and in its wholly-owned and other subsidiaries.
k)	to coordinate and administer processes and activities related to communication and institutional relations, externally and internally, in the area related to the Company and its wholly-owned and other subsidiaries.
l)	to plan the activities relating to supply of materials and services, infrastructure, information technology, telecommunications and transactional services, and to arrange for them to be put into effect.
II	The Finance and Investor Relations Directorate:

To manage the processes and activities relating to finance and relations with investors.

III	The Regulations and Chief Counsel’s Directorate:

To manage the processes and activities relating to the regulation of the Brazilian electricity industry and related regulated sectors, in both the domestic and external contexts, and to plan, coordinate and manage the legal activities of the Company and its wholly-owned and other subsidiaries, including the Corporate Executive Office and governance.

IV	The Distribution Directorate:

To manage the processes and activities of distribution of electricity, and sales, in the Regulated Market.

V	The Generation and Transmission Directorate:

To manage the processes and activities of generation and transmission of electricity.

VI	The Trading Directorate:

To manage the processes and activities related to trading and sale of electricity, transactions for use of the electricity system, market planning, and trading relationships, in the Free Market;

VII	The CemigPar Directorate:

Subject to compliance with the Policy on Holdings, to manage the processes and activities relating to monitoring of management of: the Company’s wholly-owned subsidiaries other than Cemig GT and Cemig D; other subsidiaries, and affiliated companies; and negotiation and implementation of partnerships, consortia, associations and special-purpose companies.

§1	In relation to the affiliated companies, the Executive Officers shall at all times act in obedience to the related by-laws or articles of association and/or stockholders’ agreements.
§2	The competencies given to these Directorates under this Clause to enter into contracts and other legal transactions, and to constitute any obligation in the name of the Company, do not exclude the competency of the Executive Board and of the Board of Directors, as the case may be, nor the need to obey the provisions in these by-laws in relation to financial limits and to prior obtaining of authorizations from the management bodies, as applicable.
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§3	As well as exercise of the duties set for them in these by-laws, each Directorate should seek cooperation, assistance and support from the other Directorates in the areas of their respective competencies, aiming for success in achieving the Company’s greater objectives and interests.
§4	Each Directorate, within the area of its activity, shall take the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.
§5	The individual duties of each Directorate are set specifically in the Internal Regulations of the Executive Board. They include the following:
a)	to propose to the Executive Board, for approval or submission to the Board of Directors or the General Meeting of Stockholders, approval of legal transactions affecting the Directorate’s area of activity;
b)	to propose, implement and manage the work safety policies within the scope of the Directorate’s activities;
c)	to disclose, at least annually, to the Executive Board, the reports on performance related to the activities that the Directorate coordinates and monitors; and
d)	to represent the Company in relations with the market, and with the bodies, associations and other related entities of the electricity sector, including those of regulation and inspection.

Section III

The Audit Committee

Clause 24 The Audit Committee is an independent, consultative, permanent body, with its own budget allocation. Its objective is to provide advice and support to the Board of Directors, to which it reports. It also has the responsibility of other activities attributed to it by legislation.

§1	The Audit Committee has four members, the majority of them independent, nominated and elected by the Board of Directors at its first meeting after the Annual General Meeting, for periods of office of three years, not to run concurrently. One re-election is permitted.
§2	Exceptionally, in the first election of the members of the Audit Committee, one member shall be elected for a period of office of two years.
§3	The minutes of the meetings of the Audit Committee, which shall be held every two months, must be disclosed, except when the Board of Directors considers that disclosure might put legitimate interest at risk, and in this case only its summary shall be disclosed.
§4	The restriction in §3 may not be used in opposition to the control and/or inspection bodies to which the Company and its wholly-owned and other subsidiaries are subject – these bodies shall have total and unrestricted access to the content of the minutes of the Audit Committee, under the obligation of secrecy and confidentiality.
§5	The internal control over the Company entrusted to the Office of the General Inspectorate (‘Controladoria Geral’) of Minas Gerais State shall be of a subsidiary nature, and shall be subject to the principles of motivation, reasonableness, appropriateness and proportionality, and must be exercised in compatibility with the duties of the Internal Audit Unit and the Audit Committee.
§6	Members of the Board of Directors who are also members of the Audit Committee shall receive only the remuneration of the latter.
(Minutes of the Ordinary and Extraordinary General Meetings of Stockholders held on April 30, 2021)	Page 18 of 25
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Clause 25 The Audit Committee may exercise its duties and responsibilities in relation to such wholly-owned and other subsidiaries of the Company as adopt the structure of sharing of a common Audit Committee.

Clause 26 The following are attributions and duties of the Audit Committee:

a)	to state opinion on contracting, and dismissal, of external auditors;
b)	to supervise the activities of the external auditors, assessing their independence, the quality of the services provided, and the appropriateness of such services to the Company’s needs;
c)	to supervise the activities in the areas of internal control, internal audit and preparation of the financial statements;
d)	to monitor the quality and integrity of the internal control mechanisms, the financial statements and the information and measurements disclosed by the Company;
e)	to evaluate and monitor the Company’s exposures to risk – it may requisition, among other matters, detailed information on policies and procedures relating to compensation of the management, utilization of assets, and expenditures made in the name of the Company;
f)	to evaluate and monitor, jointly with management and the Internal Audit Unit, the appropriateness of transactions with related parties;
g)	to prepare an annual report with information on its activities, results, conclusions and recommendations, reporting any significant divergence between management, external auditors and the Audit Committee in relation to the financial statements;
h)	to assess the reasonableness of the parameters on which actuarial calculations are based, and the actuarial result of the benefit plans maintained by the pension fund, when the Company is sponsor of a closed private pension plan entity;
i)	to give opinion, in order to assist the stockholders in their appointment of managers, members of the Board of Directors’ support committees, and members of the Audit Board, on compliance with the requirements of, and absence of prohibitions for, the related elections; and
j)	to verify compliance in the process of evaluation of managers, members of the Board of Directors’ support committees, and members of the Audit Board.

§1	If an eligibility and assessment committee is created, the competencies described in sub-clauses ‘i’ and ‘j’ of this Clause shall be transferred to that body.

Clause 27 The Audit Committee has operational autonomy to conduct or order consultations, evaluations and investigations within the scope of its activities, including contracting and use of independent external specialists.

§1	The Audit Committee must have means for receiving accusations, including those of a confidential nature, internal and external to the Company, on subjects related to its area of duties.
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CHAPTER V

Control Areas

Clause 28 The following are Control Areas: Internal Audit, Compliance, and Corporate Risk Management.

§1	The Control Areas operate with independence, and have the prerogative of reporting directly to the Board of Directors, as applicable, in accordance with the applicable legislation.

Clause 29 The Internal Audit Unit is linked to the Board of Directors, with a view to preparation of the financial statements, and is responsible for assessing:

a)	the appropriateness of the internal controls, and the effectiveness of risk management and of the governance process; and
b)	the reliability of the process of collection, measurement, classification, accumulation, recording and disclosure of events and transactions.

Clause 30 The Compliance Management Unit operates as part of, and reports to, the Office of the CEO, and is responsible for:

a)	managing the Company’s compliance program, with prevention and detection of, and response to, any failings in compliance with internal or external rules and/or inappropriate conduct; and
b)	coordinating and defining the methodology to be used in the management of internal controls.
§1	The person responsible for the Compliance Management Unit shall report directly to the Board of Directors in any situation in which it is suspected that the Chief Executive Officer is involved in irregularities, or when the CEO omits to act on his obligation to adopt necessary measures in relation to a situation reported to him.

Clause 31 The Corporate Risk Management Unit operates as part of, and reports to, the Office of the CEO; is led by a Statutory Director; and is responsible for:

a)	coordinating and mapping the management of the portfolio of corporate risks;
b)	supporting the other areas of the Company in adoption of the decisions on the corporate risks policy and adoption of the risk appetite parameters decided by the Board of Directors; and
c)	deciding the methodology to be used in corporate risk management; and supporting the other areas in its implementation.
§1	The Risk Management Unit shall periodically send reports to the Audit Committee containing its indications and recommendations.

CHAPTER VI

The Audit Board

Clause 32 The Audit Board is constituted permanently, and has five sitting members, each having a substitute member. These are elected by the General Meeting of Stockholders for a period of office of two years.

§1	The following rules govern nomination of members of the Audit Board:
a)	The following two groups of stockholders each have the right to elect one member, in separate votes, in accordance with the applicable legislation:
(i)	the minority holders of common shares, and
(ii)	the holders of preferred shares.
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b)	The majority of the members must be elected by the Company’s controlling stockholder; at least one must be a public employee, with a permanent employment link to the Public Administration.
§2	The Audit Board shall elect its Chair from among its members, and the Chair shall call, and conduct, the meetings.
§3	Where it is the competency of the Company to fill appointments to positions on the Audit Boards of the Company’s subsidiaries and/or affiliated companies, the Company shall make nominations in accordance with criteria and a policy of eligibility and assessment approved by the Board of Directors.

Clause 33 In the event of resignation, death or impediment, a member of the Audit Board shall be replaced by his or her respective substitute member, until the new member is elected, by the General Meeting of Stockholders, and such member shall be chosen by the same party that appointed the member substituted.

Clause 34 The Audit Board shall have the duties and competencies set by the applicable legislation and, to the extent that they do not conflict with Brazilian legislation, those required by the laws of the countries in which the Company’s shares are listed and traded, including the following:

a)	to monitor and inspect, through any one of its members, the acts of the managers and to verify compliance with their duties under the law and the by-laws;
b)	to give opinion on the annual report of management, and to include in such opinion any such complementary information that it deems to be necessary or useful to the decision of the General Meeting of Stockholders;
c)	to give opinion on any proposals made by the bodies of management to be submitted to the General Meeting of Stockholders or the Board of Directors, as the case may be, in relation to any change in the share capital, issuance of debentures or warrants, investment plans and/or capital budgets, distribution of dividends, transformation, absorption, merger or split;
d)	to report, through the person of any of its members, to the management bodies and, if these do not take the measures necessary for the protection of the Company’s interests, to the General Meeting of Stockholders, any errors, frauds or crimes that they discover, and suggest measures that will be useful to the Company;
e)	to call the Annual General Meeting of Stockholders, if the management bodies delay its convocation by more than one month, and to call an Extraordinary General Meeting of Stockholders whenever there are serious or urgent reasons, and include on the agenda of such Meetings whatever matters they consider to be necessary;
f)	to analyze, at least quarterly, the trial balance and other financial statements prepared periodically by the Company;
g)	to examine the financial statements for the business year and to give opinion on them; and
h)	to carry out these functions during liquidation, having in mind the special provisions that regulate that procedure.

Clause 35 The global or individual compensation of the members of the Audit Board shall be set by the General Meeting of Stockholders which elects it, in accordance with the applicable legislation.

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CHAPTER VII

The business year

Clause 36 The business year shall coincide with the calendar year, closing on December 31, when the financial statements shall be prepared, in accordance with the applicable legislation. Financial statements may be prepared for periods of six months or interim statements for shorter periods.

Clause 37 Before any sharing of the profit, there shall be deducted from the profit for the business year, in this order: retained losses, the provision for income tax, the Social Contribution tax on Net Profit, and then, successively, employees’ and managers’ profit shares.

§1	The net profit ascertained in each business year shall be allocated as follows:
a)	5% (five per cent) to the legal reserve, up to the maximum limit specified by law;
b)	50% (fifty per cent) distributed as mandatory dividend to the stockholders of the Company, subject to the other terms of these by-laws and the applicable legislation; and
c)	the balance, after the retention specified in a capital expenditure and/or investment budget prepared by the Company’s management, in compliance with the Company’s Long-Term Strategic Plan and the dividend policy contained therein and duly approved, shall be applied in the constitution of a profit reserve for the purpose of distribution of extraordinary dividends, in accordance with Clause 39 of these by-laws, up to the maximum limit specified by Clause 199 of Law 6404/1976.

Clause 38 The dividends shall be distributed in the following order:

a)	the minimum annual dividend guaranteed to the preferred shares;
b)	the dividend for the common shares, up to a percentage equal to that guaranteed to the preferred shares.
§1	Once the dividends specified in Sub-clauses ‘a’ and ‘b’ of the head paragraph of this clause have been distributed, the preferred shares shall have equality of rights with the common shares in any distribution of additional dividends.
§2	The Board of Directors may declare interim dividends, in the form of interest on equity, to be paid from retained earnings, profit reserves or profits ascertained in six-monthly or interim financial statements.
§3	The amounts paid or credited as Interest on Equity, in accordance with the relevant legislation, shall be imputed as on account of the amounts of the mandatory dividend or of the dividend payable under the by-laws to the preferred shares, being for all purposes of law a part of the amount of the dividends distributed by the Company.

Clause 39 Without prejudice to the mandatory dividend, every two years, or more frequently if the Company’s availability of cash so permits, the Company shall use the profit reserve specified in Sub-clause ‘c’ of Clause 37 of these by-laws for the distribution of extraordinary dividends, up to the limit of cash available, as determined by the Board of Directors, in obedience to the Company’s Long-Term Strategic Plan and the Dividend Policy contained therein.

Clause 40 The dividends declared, mandatory or extraordinary, shall be paid in two equal installments, the first by June 30 and the second by December 30 of each year, and the Executive Board shall decide the location and processes of payment, subject to these periods.

§1	Dividends not claimed within three years from the date on which they are placed at the disposal of the stockholder shall revert to the benefit of the Company.

Clause 41 The employees have the right to a share in the profits or results of the Company, upon criteria authorized by the Executive Board based on the guidelines approved by the Board of Directors and limits established by the General Meeting of Stockholders, in accordance with the applicable legislation.

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CHAPTER VIII

Liability of the managers

Clause 42 Members of the Company’s management are accountable to the Company and to third parties for the actions which they take in the exercise of their functions, in the terms of the applicable law and regulations and these by-laws.

Clause 43 The Company will provide defense in Court and/or administrative proceedings, on the plaintiff or defendant side, for members and former members of the Board of Directors, the Audit Board, the Executive Board and the Audit Committee, during or after their periods of office, occasioned by events or acts related to the exercise of their specific functions.

§1	This guarantee also extends to employees who legally carry out actions by delegation or under orders from members of the Company’s management.
§2	Upon decision of the Board of Directors, the Company shall contract third-party liability insurance to cover expenses of legal actions, fees of counsel and indemnities arising from legal or administrative actions referred to in the head paragraph of this Clause.
§3	Contracting of insurance may also cover defense of the insured parties in other spheres, provided that the acts in question do not show implication of illegality or abuse of power.
§4	If funding of procedural expenses, fees of counsel and/or other expenses is less expensive than contracting of insurance or making of insurance claims, the Company may alternatively contract a specialized external office for defense in relation to the acts being impugned.
§5	Any member of the Board of Directors or the Audit Board, or any Chief Officer or employee against whom final judgment, subject to no further appeal, is given, must reimburse the Company all the costs, expenses and losses caused to it.
§6	The Company shall issue a Comfort Letter to the members of the Board of Directors, the Audit Board, the Executive Board and the Audit Committee covering acts made in good faith, subject to the provisions of law.

CHAPTER IX

Resolution of disputes

Clause 44 The Company, its stockholders, managers and members of the Audit Board undertake to resolve through arbitration, preceded by mediation, before the Market Arbitration Chamber (CAM) of the B3 or the FGV Mediation and Arbitration Chamber, all and any dispute or controversy that may arise between them related to or arising from, in particular, the application, validity, efficacy, interpretation or violation of the provisions contained in the applicable legislation and regulations, the by-laws, any stockholders’ agreements filed at the head office, the rules issued by the Brazilian Securities Commission (CVM), or the other rules applicable to the functioning of the capital markets in general, as well as those contained in the Level 1 Regulations of the B3.

§1	Without prejudice to the validity of this arbitration clause, application for urgency measures, before the arbitration tribunal has been constituted, should be remitted to the Judiciary, through the courts of the legal distinct of Belo Horizonte, Minas Gerais.
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CHAPTER X

General provisions

Clause 45 Admission to the permanent staff of employees of the Company shall be by approval in a public competition.

§1	The employees are subject to the applicable employment law and the internal regulations of the Company.

Clause 46 In contracts entered into, and other legal transactions, between the Company and its related parties, including the State of Minas Gerais and Cemig, the Company’s policy on transactions with related parties shall be obeyed.

Clause 47 References to the term ‘applicable legislation’ in these by-laws shall include reference to the regulatory rules, subject to the prevalence of Law over rules of an infra-legal nature.

Clause 48 Financial covenants currently in effect for the Company must obligatorily be mentioned in the Company’s policy on dividends and indebtedness, which must be approved by the General Meeting of Stockholders.

Clause 49 Policies complementary to these by-laws, required by the applicable legislation, shall be approved by the Board of Directors upon proposal by the Executive Board.

Clause 50 Upon being sworn in, and annually, management, members of the Audit Board and members of the Audit Committee, including the representatives of employees and minorities, must take part in specific training made available by the Company on the following subjects:

a)	corporate law and the capital markets;
b)	disclosure of information;
c)	internal controls;
d)	code of conduct;
e)	Federal Law 12846 of August 1, 2013; f) tenders and contracts; and
g)	other subjects related to the Company’s activities.
§1	Those who have not participated in annual training made available by the Company in the last two years are prohibited from being re-appointed to their positions.

Clause 51 For the purposes of the provisions of Article 17, §2, IV and Article 22, §1, V of Law 13303/2016 and Article 26, IX of State Decree 47154 of February 20, 2017, any contracting of Cemig or any of its wholly-owned subsidiaries for activities carried out under natural monopoly, in the role of consumer, is not considered to be an activity preventing appointment as managers, nor as independent managers.

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CHAPTER XI

Transitory provisions

Clause 52 The rules relating to the members of the Board of Directors, the Executive Board, the Audit Board and the Audit Committee specified in these by-laws shall be applied as from the first periods of office beginning after the change in these by-laws, reflecting the adaptation specified by Law 13303/2016 and State Decree 47154/2017.

§1	Exceptionally, the first period of office of the members of the Board of Directors, the Executive Board and the Audit Board shall begin with the election held immediately after the approval of these by-laws, ending at the Annual General meeting of 2020.

§2	The interregnum period between the Annual General Meeting held on April 30, 2018 and the election immediately after the approval of these by-laws shall not be considered as a new period of office for the purposes of Clause 13, §2, Clause 19, and Clause 32 of these by-laws.

Clause 53 Until the representative of the employees on the Board of Directors is chosen in accordance with sub-clause ‘c’ of §3, and §4, of Clause 13 of these by-laws, an employee who complies with the specific requirements shall be designated, and the unions representing the various groups of employees shall be advised of the designation.

Clause 54 Until the specific decisions by the Board of Directors take place, the internal processes, organizational structure, names and terms used in the Company on the date of approval of these by-laws shall remain operative.

Clause 55 Any cases of omission in these by-laws shall be resolved by the General Meeting of Stockholders, subject to the applicable legislation.

(Minutes of the Ordinary and Extraordinary General Meetings of Stockholders held on April 30, 2021)	Page 25 of 25
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6.	Material Announcement Dated May 6, 2021: Auction for sale of interest in Taesa – opening of Data Room.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Auction for sale of interest in Taesa – opening of Data Room

Complementing information in the Material Announcement published on March 26, 2021, Cemig (Companhia Energética de Minas Gerais – listed and traded on the exchanges of São Paulo, New York and Madrid), hereby informs the CVM (Brazilian Securities Commission), the São Paulo stock exchange (B3) and the market in general as follows:

In continuation of the process of evaluation of structures for disinvestment of its entire equity interest in Taesa (‘the Transaction’), Cemig is organizing a competitive procedure based on the following terms and conditions:

(i)	When completed, the Transaction will result in the sale of all the shares held by Cemig in Taesa.

At present these comprise: 218,370,005 common shares and 5,646,184 preferred shares, representing 36.97% of the total voting stock and 21.68% of the total capital of Taesa.

(ii)	To enable the sale to be realized by a competitive process, the Transaction will be effected by a special auction to be held in the location and according to the rules specified by the São Paulo stock exchange (B3) (“the Auction”).
(iii)	Potential participants in the Auction will be given the opportunity to carry out legal, financial and technical due diligence on Taesa through an online Data Room (‘VDR – Virtual Data Room’), available from today’s date until the date on which the Auction is held, and also through technical visits to specific sites of Taesa, on terms to be agreed with the participants in the process, and presentations to be made by Taesa’s management.
(iv)	The Share Purchase Agreement will specify, as well as the habitual updating by an indexor to be specified in the Auction Announcement, an adjustment in price only for certain payments received (dividends and Interest on Equity), and any subscriptions or injections of capital (capital increase) made by Cemig between the Base Date (to be defined in the Auction Announcement) and the date of completion of the Transaction.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

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(v)	Cemig intends to carry out the Transaction in accordance with the following tentative timetable:
Principal stages	Dates
Period for diligence by potential acquirors:	May 6, 2021 – July 30, 2021
Publication of the Auction Announcement, with details of the terms and conditions of the Transaction	First half of June, 2021
Delivery of envelopes for participation in the Auction, including one with the financial proposals for acquisition of the entire equity interest of Cemig in Taesa	Until July 30, 2021
Ratification of the result of the Auction	By August 16, 2021

After ratification of the result of the Auction, two further stages will be necessary for the Transaction, including signature of the related Share Purchase Agreement, and compliance with the applicable conditions precedent.

Cemig emphasizes that the above timetable is tentative, and does not in any way bind the Company, nor Taesa. The definitive timetable of the Transaction will be contained in the Auction Announcement to be published at the opportune time. Further information about the Transaction will be made available at: www.cemig.com.br/leilaotaesa

Those interested in participating in this competitive process and in access to the Virtual Data Room should make contact by email at dg.projeto_mayor@bofa.com and also:

(i)	sign the Term of Access to the VDR and Confidentiality Agreement, in the terms to be made available; and
(ii)	pay the fee for access to the VDR, of R$ 100,000.00 (one hundred thousand Reais).

Cemig wishes to make clear that this present communication should not be considered as an obligation on the part of the company to hold the Auction, nor as an announcement of a public offering for distribution of securities. The terms and conditions of the Transaction will be published at the opportune time, after obtaining the corporate approvals necessary for the Transaction, and at this time the terms of the Auction will also be stated in the Auction Announcement. Cemig reserves the right to revoke or alter this tentative timetable at any time, and the conditions and characteristics of the Transaction referred to in this Material Announcement.

Cemig will keep its stockholders and the market in general informed on the matters disclosed in this communication.

Belo Horizonte, May 6, 2021.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.	Material Announcement Dated May 6, 2021: Renova: Ratification of capital increase.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova: Ratification of capital increase

CEMIG (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s affiliated company Renova Energia S.A. (‘Renova’) today issued the following Material Announcement:

“	Renova Energia S.A. – In Judicial Recovery (RNEW3; RNEW4; RNEW11) (‘the Company’) hereby informs its stockholders and the market that on today’s date the Board of Directors ratified the partial capital increase, by private subscription of shares, within the limit of authorized capital, approved by the Board of Directors on March 1, 2021, effecting the ‘1st Capital Increase and Conversion’, under Clause 14.1.1 of the Judicial Recovery Plan of Renova Energia S.A. – In Judicial Recovery and other Consolidated Companies, of December 17, 2020, and Clause 12.1.1 of the ‘Judicial Recovery Plan’ of Alto Sertão Participações S.A. – In Judicial Recovery and other companies comprising Phase A of the Alto Sertão III Project, of Thursday, December 17, 2020.

The capital increase was ratified in the amount of R$ 334,396,776.50, represented by 58,422,742 nominal preferred shares without par value, comprising 19,502,468 common shares and 38,920,274 preferred shares.

The credits of all creditors requesting capitalization during the ‘First Conversion Request Window’ were capitalized, resulting in the total of the eligible debt in the Judicial Recovery proceedings being reduced by 12.6%.

As a result the share capital of Renova is increased to R$ 3,295,172,753.48, comprising 100,142,466 nominal shares without par value, of which 50,854,986 are common shares and 49,287,480 are preferred shares. ”

As stated in the Material Announcement of March 1, 2021, Cemig GT, a stockholder of Renova, is not part of the group of creditors that applied for conversion of their credits into shares, and thus did not take part in the said capital increase.

The interest of Cemig GT in the equity of Renova has thus been reduced as follows:

Holding in the voting stock: reduced from 48.21% to 29.72%; interest in the total capital: reduced from 36.23% to 15.09%.

Cemig confirms that this conversion has no effect on Cemig GT’s rights in the controlling stockholding block of Renova.

Belo Horizonte, May 6, 2021.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.	Earning Release - 1Q 2021 Results.

CEMIG– 1Q21 RESULTS 1Q21 EBITDA: R$ 1,845 MILLION ADJUSTED EBITDA: R$ 1,657 MILLION – UP 22.9% FROM 1Q20

Highlights of 1Q21:

§  Cemig D distributed 3.3% more energy in 1Q21 than 1Q20.

o   Captive market: 1.7% lower

o   Transport for clients: up 9.7% YoY

§  Volume of gas sold in 1Q21 35.0% higher year-on-year.

§  Cemig D’

o   Opex within regulatory level (R$ 53 million below regulatory limit)

o   Ebitda above the regulatory level

§  Bonds: Negative item of R$ 938 million in Net financial revenue (expenses)

§  Gain on sale of Light:

o   Ebitda: Gain of R$ 108 million

o   Positive effect on Net Profit of R$ 185 million

o   Cash inflow of R$ 1,372 million

§  DECi: Continuous improvement

o   9.55 hours of power outage (last 12 months)

§  Solid cash position: R$ 6.18 billion

Indicators (GWh)	1Q21	1Q20	Change, %
Electricity sold (excluding CCEE)	13,241	13,474	-1.7%
Total energy carried	5,359	4,881	9.8%
Indicators – R$ million	1Q21	1Q20	Change, %
Sales on CCEE	107.0	87.8	21.9%
Net revenue	7,111.7	6,042.0	17.7%
Ebitda (IFRS)	1,845.3	791.1	133.3%
Adjusted Ebitda	1,657.3	1,348.3	22.9%
Net profit	422.4	-68.1	-
Adjusted Ebitda margin	23.3%	22.3%	1p.p.
Ebitda of companies (R$ mn)	1Q21	1Q20	Change, %
Cemig D Ebitda (IFRS)	745.3	494.7	50.7%
Cemig D Adjusted Ebitda	666.6	494.7	34.7%
Cemig GT Ebitda (IFRS)	745.6	688.1	8.4%
Cemig GT Adjusted Ebitda	745.2	688.1	8.3%
Consolidated debt (R$ million)	1Q21	2020	Change, %
Net debt	8,484.4	9,215.1	-7.9%
Net debt (excluding hedge)	5,722.8	6,266.2	-8.7%

*	Cemig adjusts Ebitda, as calculated in accordance with CVM Instruction 527/2012, to exclude items which by their nature do not contribute to information on the potential for gross cash flow generation, since they are extraordinary items.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

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1

Conference call

Publication of 1Q21 results

Webcast and Conference call

May 17 (Monday), at 3:00 pm (Brasília time)

The transmission will have simultaneous translation in English and can be seen by Webcast, at

http://ri.cemig.com.br ,

or via the links:

https://vcasting.voitel.com.br/?transmissionId=9058 (Portuguese)

https://vcasting.voitel.com.br/?transmissionId=9139 (English) –

– or by voice conference call on:

+ (55) 11 3127 4970

+ (1) 516 300 1066

Cemig Investor Relations

http://ri.cemig.com.br/
ri@cemig.com.br
Tel.:	+55 (31) 3506 5024

Cemig’s Executive Investor Relations Team

§	Chief Finance and Investor Relations Officer

Leonardo George de Magalhães

§	General Manager, Investor Relations

Antônio Carlos Vélez Braga

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2

Contents

Conference call	2
Cemig Investor Relations	2
Cemig’s Executive Investor Relations Team	2
Contents	3
Disclaimer	4
INCOME STATEMENT	5
Results separated by business segment	6
Consolidated results for 1Q21	7
Consolidated operational revenue	8
Taxes and charges on revenue	12
Operational costs and expenses	13
Default – Cemig D	17
Equity in earnings of non-consolidated investees	18
Consolidated Ebitda	19
Ebitda of Cemig GT	19
Ebitda of Cemig D	20
Financial revenue and expenses	20
Cemig’s consolidated electricity market	21
The market of Cemig D	22
Sources and uses of electricity – MWh	25
The market of Cemig GT	25
SUPPLY QUALITY INDICATORS – DECi and FECi	26
Investments	27
DEBT	27
Cemig’s long-term ratings	30
Our shares	30
Appendices	32
Sources and uses of power – billed market	32
Energy losses	33
Plants	34
RAP – 2020-2021 cycle	35
Profit (loss) with internal monitoring adjustments	36
Cemig D – Tables (R$ million)	37
Cemig GT – Tables (R$ million)	39
Cemig Consolidated – Tables (R$ million)	40

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3

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).

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4

Adoption of IFRS

The results presented below are prepared in accordance with Brazilian accounting rules, which now embody harmonization to IFRS (International Financial Reporting Standards). Figures are in thousands of Reais (R$ ’000) unless otherwise stated.

INCOME STATEMENT

(In thousands of Reais)

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5

Results separated by business segment

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6

Consolidated results for 1Q21

In thousands of Reais (R$ ’000), unless otherwise stated.

For the first quarter of 2021 (1Q21) Cemig reports net profit of R$ 422,351, which compares to a net loss of R$ 68,133 in the (re-presented) result for 1Q20.

Leading factors in the first quarter 2021 result were:

§	Ebitda of Cemig GT, at R$ 745,602 in 1Q21, was 8.4% higher year-on-year.
§	Cemig GT posted a negative item of R$ 938,248 in Net financial revenues (expenses), related to the debt in Eurobonds and the related hedge instrument. In 1Q20 the combined effect of the debt and the hedge was a negative item of R$ 437,760.
§	Ebitda of Cemig D was 50.7% higher than in 1Q20, led by a year-on-year increase of 3.3% in energy distributed, Opex within the regulatory limit, lower default provision (due to the reinforcement of collection initiatives and alteration of methodology), and a reversal of the tax provision of R$ 78,688 due to a favorable decision obtained in one of the administrative proceedings related to the PLR of the competences from January to October 2010.
§	Gasmig results were stronger: Ebitda up 43.7% YoY, and volume of gas sold up 35.0% YoY.
§	Gain on disposal of Light: Effect on Ebtida of R$ 108 million / Net Profit R$ 185 million.
§	Higher equity income (gain on non-consolidated investees) of R$ 119 million in 1Q21, vs. R$ 82 mn in 1Q20), mainly on higher equity method gains in Taesa and Guanhães.
§	The first quarter of last year was also impacted by the recognition of the investment in Light at market value, a negative effect of R$ 609,160 corresponding to a net amount after tax of R$ 402,046, and the business combination in Centroeste that provided a gross gain of R$ 51,736.

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7

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity was R$ 6,951,837 in 1Q21, compared to R$ 6,767,438 in 1Q20, a year-on-year increase of 2.7%.

	1Q21			1Q20			Change, %
	MWh (2)	R$ ’000	Average price billed – R$/MWh (1)	MWh (2)	R$ ’000	Average price billed – R$/MWh (1)	MWh	R$
Residential	2,875,007	2,659,585	925.07	2,785,000	2,559,054	918,87	3.23	3.93
Industrial	3,801,715	1,210,151	318.32	3,343,944	1,047,152	313,15	13.69	15.57
Commercial, services and others	2,105,940	1,320,731	627.15	2,443,717	1,440,399	589,43	(13.82)	(8.31)
Rural	844,374	534,815	633.39	775,005	472,819	610,09	8.95	13.11
Public authorities	186,717	137,104	734.29	217,006	157,868	727,48	(13.96)	(13.15)
Public lighting	355,356	211,955	596.46	339,494	152,776	450,01	4.67	38.74
Public services	347,115	194,880	561.43	335,474	178,663	532,57	3.47	9.08
Subtotal	10,516,224	6,269,221	596.15	10,239,640	6,008,731	586,81	2.70	4.34
Own consumption	8,560	-	-	9,406	-	-	(8.99)	-
Retail supply not yet invoiced, net	-	5,794	-	-	(152,833)	-	-	(103.79)
	10,524,784	6,275,015	596.21	10,249,046	5,855,898	571,36	2.69	7.16
Wholesale supply to other concession holders (3)	2,716,110	750,541	276.33	3,224,555	862,360	267,44	(15.77)	(12.97)
Wholesale supply not yet invoiced, net	-	(73,719)	-	-	49,180	-	-	(249.90)
Total	13,240,894	6,951,837	525.03	13,473,601	6,767,438	502,27	(1.73)	2.72

(1)	The calculation of the average price does not include revenue from supply not yet billed.
(2)	Information in MWh has not been reviewed by external auditors.
(3)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral’ contracts with other agents.

Final consumers

Revenue from energy sold to final consumers in 1Q21 was R$ 6,275,015. This is 7.2% higher than in 1Q20 (R$ 5,855,898), and reflects volume of energy sold to final consumers 2.7% higher, especially to industrial clients (13.7% higher), rural consumers (9.0% higher), and residential consumers (3.2% higher), partly offset by commercial consumption 13.8% lower.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free Consumers the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD) on the volume of energy distributed. In 1Q21 this revenue was R$ 836,735, 15.5% more than in 1Q20 (R$ 724,371). This is mainly due to revenue from transport of energy 9.7% higher YoY in 1Q21, and also to the Company’s Annual Tariff Adjustment, which represented an increase of 10.16% for Free Consumers, as from June 30, 2020. After recalculation of the Tariff Adjustment, on August 19, 2020, the effect on Free Consumers changed to 5.74%.

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8

TUSD	MWh		Change, %
	1Q21	1Q20
Industrial	4,982,862	4,520,139	10.2%
Commercial	366,150	354,000	3.4%
Rural	9,787	7,229	35.4%
Public services	651	0	-
Concession holders	72,117	71,813	0.4%
Total energy transported	5,431,567	4,953,181	9.7%

CVA and Other financial components in tariff adjustments

The Company recognizes the difference between actual non-controllable costs (in which the CDE, and electricity bought for resale, are significant components) and the costs that were used as the basis for decision on the rates charged to consumers. A revenue of R$ 338,907 was posted in 1Q21, compared to a negative amount of R$ 54,602 in 1Q20. The main factors are higher cost of energy from Itaipu, due to the increase in the US dollar exchange rate, and higher transmission costs than the amounts recognized in the tariff. The balance of the CVA at the end of 1Q21 was R$ 98,641 negative.

Changes in balances of financial assets and liabilities:

R$ ’000
Balance at December 31, 2019	881,614
Net constitution of financial assets	182,365
Realized	(236,967)
Payments from the Flag Tariff Centralizing Account	(62,771)
Updating – Selic rate	11,643
Balance at March 31, 2020	775,884

Balance at December 31, 2020	(98,641)
Net constitution of financial assets	235,703
Realized	103,204
Updating – Selic rate	(1,541)
Balance at March 31, 2021	238,725

Transmission revenue

The transmission revenue of Cemig GT and Centroeste comprises the sum of revenues recorded for construction, enhancement, operation and maintenance, as specified in the transmission contracts. The concession contracts establish the Permitted Annual Revenue (Receita Anual Permitida – RAP) for the assets of the existing system and those won in competitive tenders, updated annually, based mainly on the IPCA inflation index (the IPCA index is applied to the contracts of Cemig GT, and the

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9

IGP–M index is applied to the contract of Cemig Itajubá). From then on, whenever there is a strengthening or enhancement of an existing asset made under a specific authorization from Aneel, an addition is made to the RAP.

Revenue from operation and maintenance was R$ 89,162 in 1Q21, and R$ 76,597 in the 1Q20 result (re-presented) – an increase of 16.4%. Revenues from construction, strengthening and enhancements of infrastructure in 1Q21 were R$ 22,451, compared to R$ 61,241 in the 1Q20 results (re-presented) – a reduction of 63.3%, mainly reflecting lower investments in transmission in 2021, following decisions to review investments on small-scale enhancements, due to alterations in regulations, and suspension of contracts with suppliers for enhancement works. At the same time, revenues from financial remuneration of transmission contractual assets were 119.7% higher, at R$ 157,255 in 1Q21, compared to R$ 71,580 in the (re-presented) results for 1Q20 – mainly reflecting the increase in the remuneration base of assets linked to concession contracts, as from the Periodic Tariff Review (RTP) ratified by Aneel on June 30 and December 30, 2020.

Revenue from transactions on the Power Trading Exchange (CCEE)

Revenue from transactions in electricity on the CCEE in 1Q21 was R$ 107,045, compared to R$ 87,824 in 1Q20 – an increase of 21.9% year-on-year. This revenue was affected in 1Q20 by the lower excess supply of Cemig GT traded and settled on the CCEE, reflecting the strategy of directing more supply for sale to traders for the period.

Period	Spot price ('PLD’ ) in the Southeast/Center-West submarket – R$/MWh		GSF
	1Q21	1Q20	1Q21	1Q20
March	109.02	81.86	111.46%	123.66%
February	165.98	154.44	87.08%	105.13%
January	242.72	327.38	67.30%	86.37%

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10

Revenue from supply of gas

The Company reports revenue from supply of gas 26.0% higher YoY in 1Q21, at R$ 705,185, compared to R$ 559,660 in 1Q20. This difference basically reflects volume of gas sold 35.0% higher, at 337,576m3 in 1Q21, compared to 250,136m3 in 1Q20, mainly reflecting much higher consumption by the thermoelectric electricity generation sector – 189.0% higher YoY – and the industrial consumer category, which consumed 11.0% more volume YoY.

Market (’000 m³/day)	2016	2017	2018	2019	2020	1Q20	1Q21

Residential	3.38	11.44	17.73	21.28	25.52	23.95	25.83
Commercial	24.68	32.67	39.37	47.7	49.14	55.86	52.38
Industrial	2,173,76	2,453,22	2,400,41	2,085,32	2,007,45	2,135,25	2,370,27
Other	120.19	126.15	155.14	148.44	116.32	136.17	112.45
Total, excluding thermoelectric generation	2,322.01	2,623.47	2,612.65	2,302.74	2,198.43	2,351.23	2,560.93
Thermal generation	591.52	990.89	414.04	793.94	385.52	397.52	1,148.70
Total	2,913.53	3,614.36	3,026.69	3,096.69	2,583.95	2,748.74	3,709.63

The total number of Gasmig’s clients increased by 2,203 in 1Q21. Supply to the residential market began in 2013, and at the end of March 2021 Gasmig was serving 62,128 households – 3.3% more than at the end of December 2020.

Number of clients	2016	2017	2018	2019	2020	1Q21

Residential	14,935	30,605	41,377	50,813	60,128	62,128
Commercial	394	591	756	981	1,121	1,143
Industrial	112	107	109	109	99	100
Other	49	50	57	61	64	64
Thermal generation	2	2	2	2	2	2
Total	15,492	31,355	42,301	51,966	61,414	63,437

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11

Taxes and charges on revenue

The total of the taxes and charges reported as deductions from revenue in 1Q21 was R$ 3,123,277, or 3.7% higher than in 1Q20 (R$ 3,012,084).

The Energy Development Account – CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities (reimbursements of costs of assets), tariff subsidies, the subsidy for balanced tariff reduction, the low-income-consumer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC). The CDE charges in 1Q21 were R$ 674,869, 10.7% more than in 1Q20 (R$ 609,710). This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Consumer charges – the ‘Flag’ Tariff system

The ‘Flag’ Tariff bands are activated as a result of low levels of water in the system’s reservoirs – tariffs are temporarily increased due to scarcity of rain. The ‘Red’ band has two levels – Level 1 and Level 2. Level 2 comes into effect when the levels of reservoirs are more critical. Activation of the flag tariffs generates an impact on billing in the subsequent month.

The additional charges represented a credit of R$ 48,020 in 1Q21, compared to an expense of R$ 59,583 in 1Q20. The positive amount in 1Q21 is due to reversal of the provision for the charge in December 2020, which was higher than the calculation of the actual charges for 1Q21. Since the Company’s position with the Flag Account is in credit, these amounts were reversed in their entirety, and the effect of the amounts invoiced to the consumer under the Flag system is reflected as an advance of sector financial assets.

This higher figure reflects application of the ‘red 2’ tariff flag in December 2020 (affecting billing of January 2021), and ‘yellow” in January and February 2021.

The ‘Flag’ Tariff – history
Dec. 2020	Red 2	Dec. 2019	Yellow
Jan. 2021	Yellow	Jan. 2020	Yellow
Feb. 2021	Yellow	Feb. 2020	Green
Mar. 2021	Yellow	Mar. 2020	Green

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12

Operational costs and expenses

Operational costs and expenses in 1Q21 totaled R$ 5,736,896, or 14.3% higher than in 1Q20 (R$ 5,018,133).

The following paragraphs comment on the main variations in expenses:

Personnel

The expense on personnel in 1Q21 was R$ 307,454, or 1.3% less than in 1Q20 (R$ 311,606). The lower figure reflects the number of employees being 4.97% lower, at 5,334 in 1Q21, compared to 5,334 in 1Q20, partially offset by the salary increase of 4.77% from November 2020, under the Collective Work Agreement.

Number of employees – by company

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Employees’ and managers’ profit shares

This expense in 1Q21 was R$ 29,514, compared to R$ 25,840 in 1Q20. The calculation of this expense is based on adjusted profit and not on IFRS profit, and also taking into account the established goals.

Electricity purchased for resale

The expense on electricity bought for resale in 1Q21 was R$ 3,108,114, 10.4% higher than in 1Q20 (R$ 2,814,495). This arises mainly from the following factors:

§	Expenses on supply from Itaipu 13.9% higher, at R$ 487,525 in 1Q21, than in 1Q20 (R$ 427,812). This mainly reflects the average exchange rate for the dollar being 19.9% higher in 1Q21 – at US$1 = R$ 5.55 – than in 1Q20 (US$1=R$ 4.63).
§	Expenses on supply acquired at auction 37.0% higher year-on-year in 1Q21, at R$ 1,122,835, compared to R$ 819,439 in 1Q20. This increase many arises from higher variable costs in electricity trading contracts in the Regulated Market, due to the greater dispatching of thermal generating plants.
§	Expenses on purchase of supply at the spot price 89.7% lower: R$ 39,332 in 1Q21, compared to R$ 381,937 in 1Q20. This lower figure reflects absence of expenses on purchase of energy in the spot market by Cemig D in 1Q21, compared to an expense of R$ 221,689 in 1Q20. The nil net balance on transactions on the CCEE in 1Q21 is mainly due to the lower impact of availability contracts. Also, Cemig GT made less purchases of spot energy in 1Q21 than 1Q20, mainly due to having made bilateral spot sales in 2020, increasing its exposure to the spot market.

For Cemig D, purchased energy is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the next tariff adjustment.

Consolidated R$'000	1Q21	1Q20
Supply from Itaipu Binacional	487,525	427,812
Physical guarantee quota contracts	202,065	189,833
Quotas for Angra I and II nuclear plants	61,144	75,742
Spot market	39,332	381,937
Proinfa	95,500	77,933
Individual (‘bilateral’) contracts	84,987	79,176
Electricity acquired in Regulated Market auctions	1,122,835	819,439
Acquired in Free Market	1,035,843	843,106
Distributed generation	255,024	173,481
Credits of PIS, Pasep and Cofins taxes	-276,141	-253,964
	3,108,114	2,814,495

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14

Cemig D R$'000	1Q21	1Q20
Supply from Itaipu Binacional	487,525	427,812
Physical guarantee quota contracts	212,487	200,234
Quotas for Angra I and II nuclear plants	61,144	75,742
Spot market – CCEE	-	221,689
Individual (‘bilateral’) contracts	84,987	79,176
Acquired in Regulated Market auctions	1,130,524	827,471
Proinfa	95,500	77,933
Distributed generation	255,024	173,482
Credits of PIS, Pasep and Cofins taxes	-178,852	-164,360
	2,148,339	1,919,179

Gas purchased for resale

In 1Q21 the Company’s expense on acquisition of gas was R$ 387,525, 24.2% higher than its comparable expense of R$ 311,925 in 1Q20. This difference basically reflects volume of gas sold 35.0% higher, at 337,576m3 in 1Q21, compared to 250,136m3, mainly due to consumption by the thermoelectric power generation sector 189.0% higher than in 1Q20.

Charges for use of the transmission network

Charges for use of the national grid in 1Q21 were R$ 746,312, or 104.5% more than in 1Q20 (R$ 365,012). This expense is payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution. The higher figure is mainly due to the annual adjustment in charges for use of the National Grid, which usually takes place in July, and which had an effect of approximately 27.4% in 2020, compared to 2019. Also, there was higher dispatching of thermal plants outside the ‘merit order’, for energy security, in 1Q21, and consequently their high cost increased the System Service Charges (CCEE-ESS), which are also part of this account line, from R$ 48,418 in 1Q20 to R$ 253,198 in 1Q21.

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Operational provisions

Operational provisions made in 1Q21 constituted an expense of R$ 24,204. This compares to R$ 159,116 in 1Q20. This arises mainly from the following factors:

§	Losses expected on doubtful receivables from clients 67.8% lower, at R$ 32,153 in 1Q21, compared to R$ 99,740 in 1Q20. The improvement is mainly the effect of successful negotiations on the most recent debts owed by the Minas Gerais state government, which became due as from July 2019, and the positive effect of the enhancement of the provisioning rules in progress, which aims to assimilate the good practices adopted by the market in the electricity sector.
§	Provisions for the SAAG put option were 163.3% lower: a reversal of R$ 13,167 in 1Q21, compared to new provisions of R$ 20,812 in 1Q20. This variation was due to change in the methodology of calculation: up to the date of exercise of the option, fair value was based on the Black-Scholes-Merton (BSM) method; as from that date, the calculation was made as inflation adjustment of the amount of the obligation by the IPCA inflation index +7% per year, less the amounts of all dividends and Interest on Equity, paid by SAAG.
§	Provisions for tax contingencies: these constituted a net reversal of R$ 29,322 in 1Q21, compared to new provisions of R$ 12,434 made in 1Q20. This improvement resulted, among other factors, from a judgment given in favor of the Company in one of the administrative proceedings relating to social security contributions, which resulted in cancellations of tax debits, according to calculations made by the tax authority (Receita Federal).
§	Provisions for employment-law contingencies were 195.4% higher year-on-year: these constituted net inclusions of R$ 21,605 in 1Q21, compared to net new provisions of R$ 7,313 made in 1Q20. The higher figure mainly reflects suspension, in 2020, of claims relating to a different calculation of the basis for additional payment for hazardous work, due to the Federal Supreme Court recognizing the judgment in Ruling 1046 as a General Precedent.

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16

Default – Cemig D

The Covid-19 pandemic was especially challenging for the Company due to the unprecedented nature of the effects on its mechanisms of collection of amounts payable by clients. The tightest moment was in the second quarter of 2020, under the effects of rules restricting mobility, limiting our employment of tools for collection, especially including disconnection, and the strong retraction in the economy. Indices began to improve only slowly, as from May and June, stabilizing in the fourth quarter, to higher than 97% of collectible revenue, as a result of the plan for mitigating default. The plan was based on daily monitoring of the indicators of revenue collection and default, with intensification and improvement of collection tools, widening of channels of communication, and flexible extension of the rules for payment by installments, applying sensitivity to the income situation of families during the pandemic. To try to mitigate the impacts of the pandemic and help sustain its clients’ payment capacity, Cemig launched its special payment conditions to help, principally, low-income clients, hospitals and micro-companies. New channels of payment, such as debit and credit cards, PicPay and accreditation of online banks were also put in place, to expand consumers’ payment options.

Disconnection of defaulting clients was also an important measure in the combat of default. Approximately 330,000 customer disconnections were made in 1Q21, 60% more than in 1Q20, including the start of the massive “Remote Disconnection” operation by the company.

In 1Q21, the collection rate remained at a higher level than in previous periods, despite the continuation of the effects of the pandemic.

Receivables Collection Index: (Collection/Billing), % – 12-month moving average

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Equity in earnings of non-consolidated investees

The Company posted equity method gains of R$ 118,687 in 1Q21, 44.8% more than in 1Q20 (R$ 81,492). This improvement mainly reflects an increased equity method gain in the investee Taesa, which was R$ 122,328 in 1Q21, compared to R$ 77,152 in 1Q20. It also reflects a positive equity method gain in the investee Guanhães, of R$ 40,254, which compares to an equity method loss of R$ 358 in 1Q20. Within the same total, there was also an equity method loss of R$ 52,627 for the interest in Santo Antônio.

Gain (loss) by equity method R$ ’000	1Q21	1Q20
Taesa	122,328	77,152
Guanhães Energia	40,254	-358
Aliança Geração	36,471	27,577
Baguari Energia	5,155	5,943
Hidrelétrica Cachoeirão	3,996	1,546
Retiro Baixo	2,900	5,700
Hidrelétrica Pipoca	2,564	1,434
Corinto Photovoltaic Plant – distributed generation	1,961	0
Janaúba photovoltaic plant – distributed generation	625	-82
LightGer	507	1,234
Ativas Data Center	190	221
Corinto Photovoltaic Plant – distributed generation	136	0
Bonfinópolis II Photovoltaic Plant – distributed generation	44	0
Porteirinha II Photovoltaic Plant – distributed generation	34	0
Lagoa Grande Photovoltaic Plant – distributed generation	-19	0
Mirabela Photovoltaic Plant – distributed generation	-28	0
Mato Verde Photovoltaic Plant – distributed generation	-143	0
Manga Photovoltaic Plant – distributed generation	-202	0
Itaocara	-275	-192
Lontra Photovoltaic Plant – distributed generation	-281	0
Axxiom Soluções Tecnológicas	-724	-182
Porteirinha I Photovoltaic Plant – distributed generation	-1,116	0
Aliança Norte (Belo Monte plant)	-6,227	-4,649
Amazônia Energia (Belo Monte Plant)	-10,208	-6,774
FIP Melbourne (Santo Antônio Plant)	-35,540	-11,886
Madeira Energia (Santo Antônio plant)	-43,715	-14,742
Total	118,687	81,942

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Consolidated Ebitda

Cemig’s consolidated Ebitda in 1Q21 was 133.3 higher than in 1Q20; adjusted Ebitda was 22.9% higher. Ebitda margin was 23.3% in 1Q21, compared to 22.3% in 1Q20.

Ebitda	1Q21	1Q20	Change, %
R$ ’000		(re-presented)
Profit (loss) for the period	422,351	-68,133	-
+ Income tax and Social Contribution	-80,673	-110,244	-26.82
+ Net financial income (expenses)	1,265,220	726,746	74.09
+ Depreciation and amortization	238,431	242,752	-1.78
= Ebitda as per CVM Instruction 527 (1)	1.845.329	791,121	133.25
Non-recurring and non-cash effects
+ Net profit attributed to non-controlling stockholders	-319	-269	18.59
Impairment of assets held for sale	-	609,160	-
+ Result of Periodic Tariff review	-5,816	-	-
+ Obligations under investment contracts	5,379	-	-
+ Gain on sale of asset held for sale – Light	-108,550	-	-
+ Reversal of the tax provision	-78,688	-	-
+ Result of business combination	-	-51,736	-
Adjusted Ebitda (2)	1,657,335	1,348,276	22.92

(1) Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated Interim accounting information in accordance with CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises Net profit adjusted by the effects of net Financial revenue (expenses), Depreciation and amortization, and Income tax and Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar variables provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

(2) The Company adjusts Ebitda, as calculated in accordance with CVM Instruction 527/2012, to exclude items which by their nature do not contribute to information on the potential for gross cash flow generation, since they are extraordinary items.

Ebitda of Cemig GT

Ebitda	1Q21	1Q20	Change, %
R$ ’000		(re-presented)
Loss for the period	-311,373	-15,324	1,931.93
+ Current and deferred income tax and Social Contribution tax	-188,147	-38,701	386.16
+/– Net financial revenue (expenses)	1,197,247	689,673	73.6
+ Depreciation and amortization	47,875	52,439	-8.7
= Ebitda as per CVM Instruction 527 (1)	745.602	688,087	8.36
Non-recurring and non-cash effects
– Result of Periodic Tariff Review	-5,816	-	-
+ Obligations under investment contracts (Note 25f)	5,379	-	-
= Adjusted Ebitda (2)	745.165	688,087	8.3

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Ebitda of Cemig D

Ebitda – R$ million	1Q21	1Q20	Change, %
Net profit for the year	392,152	196,589	99.48
Income tax and Social Contribution tax	149,439	100,629	48.5
Net financial revenue (expenses)	39,455	34,416	14.64
Amortization	164,257	163,082	0.72
= Ebitda (1)	745,303	494,716	50.65
Reversal of the tax provision	-78,688	-	-
Adjusted Ebitda (2)	666,615	494,716	34.75

Financial revenue and expenses

In 1Q21 Cemig D reports Net financial expenses of R$ 1,265,220, which compares to Net financial expenses of R$ 726,746 in 1Q20. This mainly reflects the following factors:

§	The dollar appreciated by 9.63% against the Real in 1Q21, compared to an appreciation of 28.98% in 1Q20. This resulted in increases in the debt in Eurobonds, of R$ 750,900 in 1Q21, and R$ 1,752,000 in 1Q20.
§	There was a reduction in the fair value of the hedge in 1Q21, generating an expense of R$ 187,348, which compares to a gain of R$ 1,314,240 in 1Q20. The reduction in the fair value of the hedge instrument in 1Q21 arises from the higher future interest rates curve, and the six-monthly amortization payments made in June and December 2020.
Period	1Q21	1Q20
Reduction of the principal of the Eurobond debt	-750,900	-1,752,000
Effect on the hedge	-187,348	1,314,240
Net effect in Financial revenue (expenses)	–938,248	–437,760

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Cemig’s consolidated electricity market

The Cemig Group makes its sales of electricity through its distribution company, Cemig Distribuição (‘Cemig D’), its generation and transmission company Cemig Geração e Transmissão (‘Cemig GT’), and other wholly-owned subsidiaries: Horizontes Energia, Sá Carvalho, Cemig PCH, Rosal Energia, the Praias de Parajuru and Volta do Rio wind farms, Cemig Geração Camargos, Cemig Geração Itutinga, Cemig Geração Salto Grande, Cemig Geração Três Marias, Cemig Geração Leste, Cemig Geração Oeste, and Cemig Geração Sul.

This market comprises sales of electricity to:

(I)	captive consumers in Cemig’s concession area in the State of Minas Gerais;
(II)	sales in the Free Market (Ambiente de Contratação Livre or ACL) to Free Clients, located in Minas Gerais or other States;
(III)	other agents in the electricity sector, in the Free Market – trading companies, generation companies, and independent power producers; and
(IV)	distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR).

Excluding the CCEE (Power Trading Exchange) the Cemig group traded a total of 13,240,894 MWh in 1Q21, 1.7% less than in 1Q20. Sales of electricity to final consumers, plus Cemig’s own consumption, totaled 10,524,784 MWh, or 2.7% more than in 1Q20. Sales to distributors, traders, other generating companies and independent power producers in 1Q21 totaled 2,716,110 MWh – or 15.8% less than in 1Q20.

In March 2021 the Cemig group invoiced 8,727,558 clients – a growth of 1.9% in the consumer base in the year since March 2020. Of these, 8,726,492 were in the group comprising final consumers and Cemig’s own consumption; and 3 were other agents in the Brazilian power industry.

This chart shows the percentages of the Cemig Group’s sales to final consumers:

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Total consumption of electricity (GWh): –1.7%

The market of Cemig D

Electricity billed to captive clients and electricity transported for Free Clients and distributors with access to Cemig D’s networks in 1Q21 totaled 11,578,545 MWh, or 3.3% more than in 1Q20. This increase has two components: consumption of the captive market 1.7% lower YoY, and use of the network by Free Clients 9.7% higher YoY

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22

Captive clients + Transmission service (MWh)

Captive clients + Transmission service (MWh)	1Q21	1Q20	Change, %
Residential	2,875,007	2,785,000	3.2%
Industrial	5,413,165	4,992,579	8.4%
Commercial, Services and Others	1,472,663	1,677,647	-12.2%
Rural	847,194	778,795	8.8%
Public authorities	186,717	217,006	-14.0%
Public lighting	355,356	339,494	4.7%
Public services	347,766	335,474	3.7%
Concession holder (Distribution companies)	72,117	71,813	0.4%
Own consumption	8,560	9,406	-
Total	11,578,545	11,207,214	3.3%

Residential

Consumption by residential users in 1Q21, at 2,875,007 MWh, totaled 24.8% of all electricity distributed by Cemig D, and was 3.2% higher than in 1Q20. Average monthly consumption per consumer in 1Q21 was 134.1 kWh/month, or 0.8% more than in 1Q20 (133.0 kWh/month).

The increase in residential consumption reflects a year-on-year increase of 2.4% in the number of consumers in the period, and also, possibly, the effect of people spending more time at home during the Covid-19 pandemic.

Industrial

Consumption by the industrial consumer category was 46.8% of the total volume of electricity distributed by Cemig D, totaling 5,413,165 MWh in 1Q21, or 8.4% more than in 1Q20. Energy consumed by captive clients totaled 430,303 MWh in 1Q21, 8.9% less than in 1Q20. The volume of energy transported for industrial Free Clients was 43.3% of the total of energy distributed, and was 4,982,862 MWh in 1Q21, 10.2% more than in 1Q20.

Energy consumption in 1Q21 was higher among the principal sectors of economic activity of industrial Free Clients: Non-metallic mineral products (+14.3%); Ferro alloys (+6.7%); Foods (+15.1%); Mining (+10.0%); Chemicals (+10.8%); Steel (+5.8%); Auto industry (17.4%); and Textiles (6.8%).

There were reductions in: Non-ferrous metals (–2,9%) and Paper and Pulp (–4,5%).

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23

Commercial and Services

Distribution to these categories of client was strongly impacted by the pandemic, and by the resulting restrictions on opening of stores: it was 12.2% lower than in 1Q20. Volume was down 16.4% YoY in the captive market, and up 3.4% YoY in the Free Market. The total energy used by captive clients plus energy transported for Free Clients in the category was 12.7% of the energy distributed by Cemig D in 1Q21.

Rural

Energy distributed to the rural consumer segment was 8.8% higher in 1Q21 than 1Q20, and was 7.3% of the total energy distributed.

Number of clients

A total of 8,726,370 consumers were billed in March 2020, or 161,112 more than in March 2020. Of this total, 1,981 were Free Clients using the distribution network of Cemig D.

Cemig D	Number of clients		Change, %
	1Q21	1Q20
Residential	7,148,775	6,978,243	2.4%
Industrial	29,506	29,915	–1.4%
Commercial, Services and Others	779,411	776,293	0.4%
Rural	679,385	693,181	–2.0%
Public authorities	66,348	65,642	1.1%
Public lighting	6,603	6,673	–1.0%
Public services	13,659	13,118	4.1%
Own consumption	702	706	–0.6%
	8,724,389	8,563,771	1.9%
Energy transported
Industrial	886	727	21.9%
Commercial	1,074	745	44.2%
Rural	18	12	50.0%
Concession holders	3	3	0.0%
	1,981	1,487	33.2%
Total	8,726,370	8,565,258	1.9%

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24

Sources and uses of electricity – MWh

Metered market	MWh		Change,
	1Q21	1Q20%
Volume carried
Transported for distributors (metered)	72,117	71,813	0.4%
Transported for Free clients (metered)	5,356,883	4,875,691	9.9%
Own load + Distributed generation (1)(2)	7,952,157	7,825,745	1.6%
Consumption by captive market – Billed supply	6,489,662	6,420,268	1.1%
Losses in distribution network	1,462,495	1,405,477	4.1%
Total volume carried	13,381,157	12,773,250	4.8%

(1)	Includes Distributed Microgeneration.
(2)	Includes own consumption.

The market of Cemig GT

Cemig GT billed a total of 7,125,864 MWh in 1Q21 – 1.7% less than in 1Q20. Volume sold to commercial clients was 10.8% lower YoY, and sales to traders and the Regulated Market were 15.6% lower, while the volume of supply billed to industrial clients was 17.4% higher in 1Q21 than 1Q20. In the first months of 2020, a higher volume was allocated to short-term sales to traders, and less volume to the CCEE, which explains the lower figure in 1Q21 than in 1Q20.

Cemig GT	(MWh)		Change, %
	1Q21	1Q20
Free Clients
Industrial	3,371,412	2,871,503	17.4%
Commercial	999,427	1,120,070	-10.8%
Rural	6,966	3,439	102.6%
Free Market – Free contracts	2,176,316	2,673,898	-18.6%
Regulated Market	539,793	550,656	-2.0%
Regulated Market – Cemig D	31,949	31,730	0.7%
Total	7,125,864	7,251,297	-1.7%

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25

SUPPLY QUALITY INDICATORS – DECi and FECi

Cemig is continuously taking action to enhance operational management, and organization of the logistics of its services for emergencies, and has a permanent routine of preventive inspection and maintenance of substations, distribution lines and networks. It also invests in training of its staff for enhanced qualifications, in state-of-the-art technologies, and in standardization of work processes, aiming to maintain the quality of electricity supply, and as a result maintain satisfaction of clients and consumers.

The charts below show Cemig’s indicators for duration and frequency of outages – DECi (Average Outage Duration per Consumer, in hours), and FECi (Average Outage Frequency per Consumer, in number of outages), since January 2016. Quality indicators linked to the new concession contract of Cemig D (distribution), signed in 2015.

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26

Investments

R$ million	Planned, 2021	Realized, 1Q21
Generation	191	23
Investment program		11
SHP Poço Fundo expansion		12

Transmission	210	20

Distribution	2,320	295
Infrastructure		285
Low voltage shielding		6
Plano Integral de Combate às Perdas Comerciais		4

Holding company	113	13
Cemig SIM (cash injections)		13

Gasmig	92	8

TOTAL	2,926	358

DEBT

The Company’s total consolidated debt on March 31, 2021 was R$ 14,665,553, or R$ 355,055 less than at the end of 2020. Amortizations in 1Q21 totaled R$ 1,372,571 – comprising: R$ 707,355 amortized by Cemig D (distribution); R$ 657,646 amortized by Cemig GT and R$ 7,590 amortized by other companies. The reduction would have been higher had it not been for the depreciation of the Real, which increased the total debt indexed to the US dollar by R$ 751,781 in the period. It is

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27

important to note that the Company also records a net positive balance on hedge transactions for the Eurobond issue, in the total amount of R$ 2,761,582 – comprising R$ 1,585,692 for the principal of the debt, and R$ 1,175,890 for the interest. The total net asset value of the hedge is R$ 187,348 lower than at the end of 2020.

Cemig H R$ ’000	Mar. 2021	Dec. 31, 2020	Change, %
Gross debt	14,665,503	15,020,558	–2.36%
Cash and equivalents + Securities	6,181,103	5,805,460	6.47%
Net debt	8,484,400	9,215,098	–7.93%
Debt in foreign currency (US$ ’000)	8,819,606	7,824,706	12.71%

CEMIG GT R$ ’000	Mar. 2021	Dec. 31, 2020	Change, %
Gross debt	9,201,571	8,885,711	3.55%
Cash and equivalents + Securities	1,672,608	1,771,159	–5.56%
Net debt	7,528,963	7,114,552	5.82%
Debt in foreign currency (US$ ’000)	8,804,151	7,812,981	12.69%

CEMIG D R$ ’000	Mar. 2021	Dec. 31, 2020	Change, %
Gross debt	4,421,160	5,097,240	–13.26%
Cash and equivalents + Securities	2,266,185	3,235,535	–-29.96%
Net debt	2,154,975	1,861,705	15.75%
Debt in foreign currency (US$ ’000)	15,454	11,725	31.80%

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28

Covenants – Eurobonds

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29

Cemig’s long-term ratings

Cemig’s ratings have improved significantly in recent years. Moody’s made an upgrade in September 2020, and Fitch Ratings in October 2020. In January 2021, S&P increased the Company’s ratings by two notches on the Brazilian scale, and by three notches on the global scale:

Our shares

Security	Mar. 2021	2020	Change, %

Our share prices (2)
CMIG4 (PN) at the close (R$/share)	12.62	14.27	13.07%
CMIG3 (ON) at the close (R$/share)	14.31	16.11	12.58%
CIG (ADR for PN shares), close (US$/share)	3.05	2.82	-7.54%
CIG.C (ADR for ON shares) at the close (US$/share)	3.72	3.18	-14.52%
XCMIG (Cemig PN shares on Latibex), close (Euro/share)	2.8	2.22	-20.71%
Average daily volume
CMIG4 (PN) (R$ mn)	136.1	128.3	–5.73%
CMIG3 (ON) (R$ mn)	26.1	20.9	–19.92%
CIG (ADR for PN shares) (US$ mn)	12.7	10.03	–21.02%
CIG.C (ADR for ON shares) (US$ mn)	0.01	0.21	2000%
Indices
IEE	76,627	82,846	8.12%
IBOV	115,645	119,017	2.92%
DJIA	28,538	30,606	7.25%
Indicators
Market valuation at end of period (R$ mn)
Enterprise value (EV – R$ mn) (1)	20,986.16	22,605.15	7.71%
Dividend Yield of CMIG4 (PN) (%) (3)	34,490.34	33,606.35	–2.56%
Dividend Yield of CMIG3 (ON) (%) (3)	5.26	2.23	–3.03 pp.
(1) EV = Market valuation (R$/share x number of shares) plus consolidated Net debt.
(2) Share prices are adjusted for corporate action payments, including dividends.
(3) (Dividends distributed in last four quarters) / (Share price at end of the period).

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30

Trading volume in Cemig’s preferred shares (CMIG4) totaled R$ 8.12 billion in 1Q21, a daily average of R$ 135.30 million – this is 6.3% less than in 1Q20 (R$ 144.43 million). Volume traded in the common shares was R$ 774 million in the quarter, with average daily volume of R$ 12.90 million – or 49.76% less than in 1Q20.

Cemig’s shares, by volume (aggregate of common (ON) and preferred (PN) shares), were the third most liquid in Brazil’s electricity sector in the year, and among the most traded in the Brazilian equity market as a whole.

On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in 1Q21 was US$1.06 billion. We see this as reflecting recognition by the investor market of Cemig’ status as a global investment option.

The São Paulo stock exchange Ibovespa index fell 2% in the quarter. Cemig’s common shares fell by a similar percentage, 2.01%; and the preferred shares fell 8.72%.

In New York the ADRs for Cemig’s preferred shares were down 19.69% in the quarter, and the ADRs for the common shares were down 10.57% – these figures also reflect the increase in exchange rate for the USD dollar against the Real in the quarter.

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31

Appendices

Sources and uses of power – billed market

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32

Energy losses

Total Losses 12-month moving average

Note: As from 4Q20, the calculation of losses began to be presented in terms of the size of the market billed, and not in terms of the size of the market as metered. The change aims to give a better reflection of the relationship between losses and the regulatory limit for losses.

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33

Plants

Note: The extension of concessions due to the GSF agreement is not considered.

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34

RAP – 2020-2021 cycle

Reimbursement for assets

Amounts in R$ per Cycle	2020-2021	2021-2022	2022-2023	2023-2024 to cycle 2027-2028
Economic	144,546,785	144,546,785	144,546,785	60,157,970
Financial	332,488,781	88,662,424	129,952,612	275,556,085
Total	477,035,566	233,209,209	274,499,397	335,714,055

The indemnity amounts are already included in RAP Cemig and were approved by ANEEL - REH 2,852/2021.

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35

Profit (loss) with internal monitoring adjustments

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36

Cemig D – Tables (R$ million)

CEMIG D Market

(GWh)

CEMIG D Market

Quarter	Captive Consumers	TUSD ENERGY[1]	T.E.D[2]	TUSD PICK[3]
1Q19	6,529	4,760	11,289	33
2Q19	6,288	4,910	11,198	33
3Q19	6,266	4,898	11,164	34
4Q19	6,516	4,783	11,299	33
1Q20	6,254	4,809	11,063	33
2Q20	5,788	4,739	10,526	32
3Q20	6,041	5,069	11,110	33
4Q20	6,157	5,461	11,618	34
1Q21	6,147	5,350	11,497	35

1. Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients ("Portion A")

2. Total electricity distributed

3. Sum of the demand on which the TUSD is invoiced, according to demand contracted ("Portion B").

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38

Cemig GT – Tables (R$ million)

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39

Cemig Consolidated – Tables (R$ million)

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40

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41

CEMIG

Financial Result Breakdown

(R$ million)

	1Q21	4Q20	1Q20	1Q/4Q	1Q/1Q
FINANCE INCOME					
Income from cash investments	31	33	18	-6.1%	72.2%
Arrears fees on sale of energy	115	116	92	-0.9%	25.0%
Monetary variations – CVA	0	1	12	-100.0%	0.0%
Monetary updating on Court escrow deposits	3	-1	16	-	-81.3%
Pasep and Cofins charged on finance income	-16	-58	-9	-72.4%	77.8%
Gain on Financial instruments - Swap	0	-51	1,314	-100.0%	-100.0%
Liabilities with related parties	0	10	0	-	-
Monetary uptading of PIS/Cofins credits	0	7	25	-	-
Others	21	70	15	-70.0%	40.0%
	154	**127**	**1,483**	**21.3%**	**-89.6%**
FINANCE EXPENSES					
Costs of loans and financings	326	286	311	14.0%	4.8%
Foreign exchange variations	751	-667	1,757	-212.6%	-57.3%
Monetary updating – loans and financings	84	105	68	-20.0%	23.5%
Charges and monetary updating on post-retirement obligation	18	19	17	-5.3%	5.9%
Others	240	31	56	674.2%	328.6%
	1,419	**-226**	**2,209**	**0.0%**	**-35.8%**
NET FINANCE INCOME (EXPENSES)	**-1,265**	**353**	**-726**	**0.0%**	**74.2%**

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42

Cash Flow Statement

(R$ million)

	1Q21	1Q20
Cash at beginning of period	**1,680**	**536**
Cash generated by operations	**765**	**2,475**
Net income for the period from going concern operations	422	-68
Current and deferred income tax and Social Contribution tax	-344	-306
Depreciation and amortization	238	243
CVA and other financial components	-339	117
Equity gain (loss) in subsidiaries	-119	-82
Provisions (reversals) for operational losses	24	159
Dividends receivable	1	0
Interest and monetary variation	419	341
Interest paid on loans and financings	0	0
Foreign exchange variations - loans and financings	752	1,757
Redução ao valor recuperável de ativos mantidos para venda	0	609
Variation in fair value of derivative financial instruments	187	-1,314
PIS/Pasep and Cofins Credits	-178	0
Escrow deposits	-48	1,419
Others	-250	-400
Investment activity	**2,276**	**-1,220**
Securities - Financial Investment	1,276	-894
Contract assets - Distribution and gas infrastructure	-317	-243
Financial assets	1,355	-45
Fixed and Intangible assets	-38	-38
Financing activities	**-1,389**	**-995**
Lease payments	-15	-22
Payments of loans and financings	-1,373	-972
Interest on Equity, and dividends	-1	-1
Cash at end of period	**3,332**	**796**

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43

BALANCE SHEETS - ASSETS

(R$ million)

	1Q21	2020
CURRENT		
Cash and cash equivalents	3,332	1,680
Marketable securities	2,241	3,360
Customers, traders, concession holders and Transport of energy	4,317	4,373
Concession financial assets	296	259
Concession contract assets	775	737
Tax offsetable	1,821	1,850
Income tax and Social Contribution tax recoverable	482	597
Dividends receivable	232	188
Refund tariff subsidies	177	179
Derivative financial instruments – Swaps	88	88
Public lighting contribution	512	523
Other credits	393	364
Assets classified as held for sale	-	1,258
TOTAL CURRENT	**14,666**	**15,456**
NON-CURRENT		
Securities	608	765
Consumers and traders	134	161
Tax offsetable	3,088	3,442
Income tax and Social Contribution tax recoverable	271	347
Deferred income tax and Social Contribution tax	2,544	2,452
Escrow deposits in legal actions	1,106	1,056
Derivative financial instruments – Swaps	2,250	2,426
Accounts receivable from the State of Minas Gerais	13	12
Financial assets of the concession	4,011	3,799
Contractual assets	4,368	4,243
Investments	5,503	5,415
Property, plant and equipment	2,391	2,407
Intangible assets	11,782	11,810
Leasing – rights of use	203	212
Other credits	73	80
TOTAL NON-CURRENT	**38,345**	**38,627**
TOTAL ASSETS	**53,011**	**54,083**

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45

9.	Presentation of 1Q 2021 Results.

3

Highlights

Ebitda	Ebitda	**R$ 1,845 million**	up	**133.2%**	from 1Q20
	Adjusted Ebitda:		up	**22.9%**	from 1Q20
Net profit	Net profit	**R$ 422 million**	vs.	**R$ 68 million**	in 1Q20
	Adjusted net profit:		up	**36.5%**	YoY

Quality indicator

DEC outage indicator of Cemig D continues to improve:

Average consumer outage: **9.55 hours** /year (annualized)

Strong cash generation

Solid cash position: **R$ 6,181 million** at March 31,
– ensuring compliance with the investment plan and management of debt

4

Cemig D: Best-ever DECi outage indicator

11.32
11.03
10.73
10.44
10.08
11.18
10.42
10.56
9.57
9.55*
2017
2018
2019
2020
1Q21
Annual limit
DECi

7.76
7.39
7.30
6.67
6.56
5.44
5.13
4.89
4.86
4.98*
2017
2018
2019
2020
1Q21
Annual limit
FECi

- Averages for 12 months (moving window, April 2020 – March 2021).

5

Cemig D – Energy losses

Losses in distribution
6,371
6,622
6,545
6,606
12.49%
12.73%
12.56%
12.53%
11.22%
11.51%
11.43%
11.38%
2018
2019
2020
1T21*
Total losses, GWh
Total losses %
Regulatory target %

* 12 months (moving window, April 2020 – March 2021).

6

CEMIG D: Combating default

In March 2021 Cemig adopted enhanced criteria for accounting default provisions, seeking more accuracy for the *Residential* and *Commercial* user categories

Actions for collection:

- Increase of more than 60% in disconnections (330,000 suspensions of service); start of massive 'Remote Disconnection' operation, and 85% use of the other collection tools.
- Easing of rules for installment payments; incentives for payment at sight. More recently, we launched a dedicated campaign for low-income clients and small retail traders.
- We expanded negotiating channels, with more digitalization (e.g. payment by installments via WhatsApp).
- We further diversified means of payment (credit and debit cards, cashback, Pix, accreditation of online banks).

Receivables Collection Index ('ARFA') – (Collection/Billing) % - 12-month moving average

95.4
96.67
96.78
96.54
97.37
2018
2019
2020
1Q20
1Q21

Default provision – changes (R$ mn)

271
199
135
96
44
2018
2019
2020
1Q20
1Q21

7

PDVP 2021 – Voluntary severance program

In May 2021 the Board approved a new voluntary severance program:

- Available to employees of Cemig, Cemig D or Cemig GT joining between **May 4 and 31, 2021**, with a few exceptions.
- Payment of full formal severance payments, in the **"On Request"** mode – plus additional indemnity bonus:

Time with Cemig (years)	Multiple for each year of work
0 to 20	20% of compensation
21 to 35	30% of compensation
As from 36	Fixed amount of 10.5 times compensation

8

GSF agreement increases concession contract periods

Estimates of extensions of our concession periods

	Item	Offtake guarantee $MW_{average}$	Valuation (IPCA+9.63%) Dec. 20: R$'000	Estimated concession extension (months)	Estimated time remaining (months)
Cemig's wholly-owned subsidiaries, and consortia	**Cemig**	1,674	1,146,469		
	Emborcação	500	427,801	23	76
	Nova ponte	270	252,896	25	78
	Sá Carvalho	56	48,909	22	67
	Rosal	29	25,451	46	180
	Lot D	420	310,185	84	382
	Others (11 plants)	399	81,227	-	-
Cemig equity interests	**Aliança**	302	137,521	-	-
	Norte Energia	560	1,914	1	25
	Brasil PCH	40	3	-	-
	Santo Antônio	376	47,716	23	326
	Total	**2,952**	**1,333,623**		

- The asset referring to Lot D was effectively recognized by Aneel, which adjusted the text of Normative Resolution 895/2020 in order to include these plants after deliberation by its Collegiate Board of Directors
- Awaiting ratification of the amounts sent by CCEE to Aneel on March 2. From date of ratification, Cemig will have 60 days to accept (sign up).

- (1) (Monetary updating by IPCA inflation + 9.63%)

9

Disinvestment: Cemig's stake in Taesa

Plan for transaction by special auction under B3 rules

ISA Brasil
FREE FLOAT
21.68%
14.88%
63.44%
taesa

Shares owned by Cemig

	ON (common) shares	PN (Preferred) shares	Total shares	Total market value of Taesa
Qty.	218,370,005	5,646,184	224,016,189	2.961 MM
%	36.97%	1.28%	21.68%	on May 14, 2021

Tentative timetable for disinvestment process	
May 6 – July 30, 2021	Period for diligence
First half of June, 2021	Auction Tender disclosed
By July 30, 2021	Delivery of envelopes
By August 16, 2021	Ratification of the result of the Auction

Cemig reserves the right to revoke or alter this tentative timetable, and the above conditions and characteristics of the Transaction, at any time. They are still pending additional corporate approvals. For details on the process see: www.cemig.com.br/leilaotaesa

11

Main factors in the 1Q21 results

Cemig H

Equity method gain in subsidiaries **up 45.1% YoY**

Positive effect in **Taesa**; reversal of impairment in **Guanhães**

Cemig D

Volume of electricity distributed **up 3.3% YoY**:

- Captive market: **1.7%** lower
- Transport for clients: **9.7%** higher

Opex within regulatory target

Cemig GT

Effects of FX variation and marking to market of the Eurobond:

- Negative effect of **R$ 619 million** (net of tax) in 1Q21

12

Mark-to-market effects on Eurobond and hedge instruments

Depreciation of BRL (to R$ 5.697/US$ at end of March): significant effect on 1Q profit

Item	2020	1Q21	Change
Hedge: Swap (interest)	1,389	1,175	–214
Hedge: Call spread (principal)	1,560	1,586	26
Hedge – total	**2,949**	**2,761**	**–188**
Debt (principal)	7,795	8,546	–751
Impact on 1Q21 Financial revenue (expenses)			**–939**
Impact on net profit in 1Q21			–619

Hedge transactions contracted to protect against foreign currency variation risk

- *Full swap* for interest: set at 142% of CDI rate (average for main issue and retap)
- *Call spread* for principal: protection for range US$= **R$ 3.45** to **R$ 5.00**

Depreciation of USD against BRL would positively affect net profit

US dollar at R$ 5.26/US$
On May 10
USD/BRL – projections
7,500
7,650
7,800
7,890
7,950
8,100
8,250
8,400
8,546
8,550
5.00
5.10
5.20
US dollar on May 10
5.30
5.40
5.50
5.60
US dollar at March 31
5.70
Projected debt
Present debt

13

1Q21 consolidated Ebitda and Net profit

Ebitda
+133.2%
791
1,845
1Q20
IFRS
1Q21
IFRS
+22.9%
1,349
1,658
1Q20
adjusted
1Q21
adjusted

Net profit
-68
422
1Q20
IFRS
1Q21
IFRS
+36.5%
589
804
1Q20
adjusted
1Q21
adjusted

	Ebitda		Net profit	
	1Q20	1Q21	1Q20	1Q21
IFRS	**791**	**1,845**	**(68)**	**422**
Adjustments to fair value – Light	609	–	402	–
Result of business combination (Centroeste)	(51)	–	(34)	–
FX exposure – Eurobond	–	–	289	619
Disposal of asset held for sale	–	(108)	–	(185)
Reversal of tax provision in Cemig D related to profit sharing	–	(79)	–	(52)
Adjusted	**1,349**	**1,658**	**589**	**804**

14

Cemig GT: 1Q21 Ebitda and net profit

Ebitda growth supported by performance of the trading business

Ebitda
+8.4%
688
746
1Q20
IFRS
1Q21
IFRS

Net profit
+12.4%
-15
-311
274
308
1Q20
IFRS
1Q21
IFRS
1Q20
adjusted
1Q21
adjusted

	Ebitda		Net profit	
	1Q20	1Q21	1Q20	1Q21
IFRS	688	746	–15	–311
FX exposure – Hedge	–	–	289	619
Adjusted	688	746	274	308

15

Market of Cemig GT, 1Q21 – GWh

Strong resumption of industrial consumers in 1Q21

- Consumption by clients migrating from captive to Free market in 1Q21: **181 GWh**
  - Energy carried for clients would have grown **7.9% YoY**, vs. **9.7%**
  - Consumption by final consumers would have been **up 0.9%**, instead of **up 1.7%**
  - Distributed Generation in the Cemig D concession area

Injected energy
+120.5%
195
430
1Q20
1Q21

Billed market + Transport

+3.3%
11,207
11,577
4,953
9.7%
5,431
6,254
-1.7%
6,146
1Q20
1Q21
Final consumers
Energy transported

973
779
1,678
4,993
2,785
969
847
1,473
5,413
2,875
1Q20
1Q21
Other -0.4%
Rural +8.8%
Commercial -12.2%
Industrial +8.4%
Residential +3.2%

Distributed generation: Significant potential impacts for Cemig D's tariff: important need for discussion on subsidies through a nationwide tariff policy

16

Cemig D: 1Q21 Ebitda and net profit

Growth in energy market, and revised provisions, contributed to strong profit in 1Q

Ebitda

+50.5%
+34.5%
495
666
1Q20 adjusted
1Q21 adjusted

Net profit

+99.0%
+72.6%
197
392
197
340
1Q20 IFRS
1Q21 IFRS
1Q20 adjusted
1Q21 adjusted

	Ebitda		Profit	
	1Q20	1Q21	1Q20	1Q21
IFRS	495	745	197	392
Reversal of tax provision in Cemig D related to profit sharing	–	–79	–	–52
Adjusted	495	666	197	340

17

1Q21: Consolidated operational costs and expenses

Operational expenses below regulatory benchmark

+14.3%
5,018
5,736
815
883
Purchase of energy and other costs
4,204
4,853
1Q20
1Q21

PMSO costs: 1Q21 vs. 1Q20
+8.3%
815
4
4
2
43
1
22
883
1Q20
Personnel
Profit shares
Materials
Outsourced services
Post-retirement
Other
1Q21

- 21% increase in cost of energy purchased for resale and Charges for use of the National Grid in 1Q21
  - Energy: R$ 3,108 – vs. R$ 2,814
  - Charges: R$ 476 – vs. R$ 365

18

Cemig D: 1Q21 Regulatory Opex and Ebitda

R$ mn

Opex

765
157
72
3
37
18
10
712
Regulatory
PMSO
Post-retirement
Voluntary severance program
Fines and offsetting
Provisions
Doubtful debtors allowance
Actual

Opex within regulatory target

Δ R$53 MM

Ebitda

621
13
53
58
745
Regulatory Ebitda
Other revenues
Opex
Other differences
Actual Ebitda

Δ R$124 MM

Ebitda: Realized / Regulatory

2019	2020	1Q21
86.6%	95.6%	120%

19

Debt profile – consolidated

Effective strategy reduced costs and leverage

Maturities timetable – Average tenor: 3.8 years

Net debt (= Debt – Cash and securities): **R$ 8.5 bn**
Total net debt (= Net debt – Hedge): **R$ 5.7 bn**

6,181
823
1,254
816
9,134
1,153
1,486
Cash + Securities
2021
2022
2023
2024
2025
After 2025

Main indexors

13%
27%
60%
US dollar
IPCA inflation index
CDI
Others

Debt in USD protected by hedge instrument, within an FX variation band – converted into % of Brazilian CDI rate.

Cost of debt – %

9.67
7.33
5.74
4.27
4.21
5.30
5.86
6.13
3.18
2.92
2.51
1.86
1.79
1.15
2018
2019
Mar-20
Jun-20
Sep-20
2020
1Q21
Real
Nominal

Leverage – %

Total net debt / Adjusted Ebitda
3.24
2.70
2.28
2.01
1.55
1.28
1.10
Total net debt / Equity + Total net debt
42.8
43.9
39.5
34.5
29.7
26.3
24.6
2018
2019
1Q20
2Q20
3Q20
2020
1Q21

20

Consolidated cash flow

Robust cash position
– sustains our program for investments and amortization of debt

943
178
1,373
16
1,366
366
5,805
6,181
Cash + Securities 2020
Cash generated
Reimbursement to consumers of credits of PIS, Pasep and Cofins taxes
Payment of Loans financings, and debentures
FINANCING ACTIVITIES
Disposal of stockholding interest
INVESTMENT ACTIVITIES
Cash + Securities 1Q21

Management's priorities

Opex within regulatory limit	✓ Achieved
Strengthening of Cemig D's Investment Program	✓ Achieved
DEC within regulatory limit	✓ Achieved
Optimization of capital allocation	✓ Partially achieved
Definitive solution for Renova	✓ Partially achieved
Renewal of concessions	In progress
Investment in renewable generation sources (wind and solar)	In progress
Non-technical losses – reduction to regulatory level	In progress
Restructuring of retirement benefit plans	In progress
Liability management for Eurobonds	In progress
Digital transformation	In progress
Growth in retail electricity sales	In progress

21

Investor Relations

Tel: +55 31 3506-5024

ri@cemig.com.br

http:/ri.cemig.com.br

10.	Earnings Release - 4Q 2020 Results.

CEMIG: RESULTS FOR 4Q20

4Q EBITDA R$ 1,653 Million,

ADJUSTED EBITDA R$ 1,187 Million (up 23.6% from 4Q19)

Highlights of 4Q20:

§	Cemig D distributed 2.3% more energy in 4Q20 than 4Q19.

o   Captive market: 5.5% lower

o   Transport for clients: 12.8% higher

§	Result of Periodic Tariff Review and standardization of accounting practices: accounting gain of R$ 191 million.
§	Cemig D’s Opex within regulatory requirement (R$ 14 million below the limit).
§	Bonds: Gain of R$ 615 million in Net financial revenue (expenses).
§	Restatement of asset held for sale (Light):

o   Gain of R$ 270 million = R$ 178mn, net of taxes.

§	DECi outage index: 9.57 hours (12 months) = 9.4% lower than in 2019.
§	Leverage (= Net debt / Ebitda) : Below 1.5x
§	Solid cash position: R$ 5.8 billion
§	Disposal of equity interest in Light (January 2021)

Indicators (GWh)	4Q20	4Q19	Change, %	2020	2019	Change, %
Electricity sold (excluding CCEE)	14,032	13,724	2.2%	53,309	54,134	-1.5%
Total energy carried	5,464	4,844	12.8%	20,259	19,402	4.4%
Indicators – R$ million	4Q20	4Q19	Change, %	2020	2019	Change, %
Sales on CCEE	63	25	152.0%	154	432	-64.4%
Net revenue	6,865	6,486	5.8%	25,228	25,487	-1.0%
Ebitda (IFRS)	1,653	923	79.1%	5,694	4,391	29.7%
Adjusted Ebitda*	1,187	960	23.6%	4,875	4,551	7.1%
Net profit	1,332	564	136.2%	2,864	3,194	-10.3%
Adjusted Ebitda margin	17.30%	14,8%	2,5p.p	19.8%	18.9%	0,9p.p.
Ebitda of companies (R$ mn)	4Q20	4Q19	Change, %	2020	2019	Change, %
Ebitda Cemig D (IFRS)	463	602	-23.1%	2,291	2,200	4.1%
Adjusted Ebitda Cemig D	463	602	-23.1%	2,113	2,134	-1.0%
Ebitda Cemig GT (IFRS)	600	217	176.5%	2,586	1,521	70.0%
Adjusted Ebitda Cemig GT	404	277	45.8%	1,960	2,104	-6.8%
Consolidated debt (R$ mn)	4Q20	4Q19	Change, %	2020	2019	Change, %
Net debt	-	-	-	9,215.1	13,486.6	-31.7%
Net debt – (Hedge)	-	-	-	6,266.2	11,795.6	-46.9%

*        Cemig adjusts the Ebitda calculated in accordance with CVM Instruction 527/2012 to exclude items which by their nature do not contribute to information on the potential for gross cash flow generation, since they are extraordinary items.

1

Conference call

Publication of 4Q20 results

Webcast and Conference call

March 29 (Monday), at 3:00 p.m. (Brasília time)

The transmission will have simultaneous translation in English and can be seen by Webcast, at http://ri.cemig.com.br, or links:

https://vcasting.voitel.com.br/?transmissionId=8979 (Portuguese)

https://vcasting.voitel.com.br/?transmissionId=8989 (English)

or by voice conference call on:

+ (55) 11 3127 4971

+ (1) 516 300 1066

Playback of Webcast: Site: http://ri.cemig.com.br Click on the banner and download. Available for 90 days.	Playback of Conference call: Tel: (55-11) 3127-4999 (Available from 03/29 to 04/04/2021)

Cemig Investor Relations

http://ri.cemig.com.br/
ri@cemig.com.br

Tel.: +55 (31) 3506 5024

Fax: +55 (31) 3506 5025

Cemig’s Executive Investor Relations Team

§	Chief Finance and Investor Relations Officer

Leonardo George de Magalhães

§	General Manager, Investor Relations

Antônio Carlos Vélez Braga

2

Contents

Conference call	2
Cemig Investor Relations	2
Cemig’s Executive Investor Relations Team	2
Contents	3
Disclaimer	4
INCOME STATEMENT	5
Consolidated results for 4Q20	7
Consolidated operational revenue	8
Taxes and charges on revenue	12
Default – Cemig D	16
Gain (loss) in non-consolidated investees (equity income)	18
Consolidated Ebitda	19
Ebitda of Cemig GT	20
Ebitda of Cemig D	20
Financial revenue and expenses	20
Cemig’s consolidated electricity market	21
The electricity market of Cemig D	23
Physical totals of transport and distribution – MWh	25
Electricity market of Cemig GT	25
SUPPLY QUALITY INDICATORS – DECi and FECi	25
Investments	26
DEBT	27
Covenants – Eurobonds	28
Cemig’s long-term ratings	29
Our shares	29
Appendices	31
Sources and uses of power – billed market	31
Losses	33
Plants	34
RAP – 2020-2021 cycle	35
Profit (loss) with internal monitoring adjustments	36
Cemig D – Tables (R$ million)	36
Cemig GT – Tables (R$ million)	38
Cemig Consolidated – Tables (R$ million)	39

3

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).

4

Adoption of IFRS

The results presented below are prepared in accordance with Brazilian accounting rules, which now embody harmonization with IFRS (International Financial Reporting Standards), and are in thousands of Reais (R$ ’000).

INCOME STATEMENT

5

Results separated by business segment – 4Q20

6

Consolidated results for 4Q20

In thousands of Reais, unless otherwise stated

For the fourth quarter of 2020 (4Q20) Cemig reports net profit of R$ 1,332,597, which compares to a net profit of R$ 563,962 in 4Q19 restated.

Leading factors in the fourth quarter result were:

§	Cemig GT reports 4Q20 Ebitda of R$ 599,226. This includes a gain of R$ 191 million resulting from standardization of transmission accounting practices in 4Q20 (R$ 100 million in 4Q19), and a negative effect of R$ 131,513 resulting from net exposure to the CCEE (power trading exchange).
§	Gain of R$ 615,077 in Financial revenue (expenses) of Cemig GT, related to the debt in Eurobonds and its corresponding hedge instrument, offsetting the negative effect of R$ 611,389 accumulated in the first nine months of the year. In 4Q19 the combined effect of the debt and the hedge was a gain of R$ 99,178.
§	Reversal, in 4Q20, of the accumulated loss in the valuation of the investment in Light, with positive impact of R$ 270,267 from the remeasurement, corresponding to R$ 178,376 net of tax.
§	Gain of R$ 94 million in the Equity income line, principally due to Taesa, compared to a loss of R$ 35 million in 4Q19.
§	Cash inflow of R$ 1.372 billion from the disposal of Cemig’s remaining shareholding in Light, in January 2021.

7

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity was R$ 7,051,718 no 4Q20, 1.0% less than in 4Q19 (R$ 7,123,326).

	4Q20			4Q19			Change %
	MWh (2)	R$ ’000	Average price billed – R$/MWh (1)	MWh (2)	R$ ’000	Average price billed – R$/MWh (1)	MWh	R$

Residential	2,885,595	2,599,774	900,95	2,688,731	2,544,329	946.29	7.3%	2.2%
Industrial	3,121,508	1,126,681	360,94	3,399,760	1,224,965	360.31	-8.2%	-8.0%
Commercial, Services, Others	2,160,476	1,275,885	590,56	2,500,668	1,481,986	592.64	-13.6%	-13.9%
Rural	955,254	572,930	599,77	964,782	546,908	566.87	-1.0%	4.8%
Public authorities	178,815	130,112	727,63	244,113	183,471	751.58	-26.7%	-29.1%
Public lighting	251,065	109,058	434,38	322,883	155,323	481.05	-22.2%	-29.8%
Public services	339,809	178,147	524,26	377,339	196,033	519.51	-9.9%	-9.1%
Subtotal	9,892,522	5,992,587	605,77	10,498,276	6,333,015	603.24	-5.8%	-5.4%
Own consumption	9,154	-	-	9,585	-	-	-4.5%	-
Retail supply not yet invoiced, net	-	156,755	-	-	81,426	-	-	92.5%
	9,901,676	6,149,342	621,04	10,507,861	6,414,441	610.44	-5.8%	-4.1%
Wholesale supply to other concession holders (3)	4,130,002	956,480	231,59	3,216,578	728,424	226.46	28.4%	31.3%
Wholesale supply not yet invoiced, net	-	-54,104	-	-	-19,539	-	-	176.9%
Total	14,031,678	7,051,718	502,56	13,724,439	7,123,326	519.02	2.2%	-1.0%
(1)	The calculation of average price does not include revenue from supply not yet billed.
(2)	Information in MWh has not been reviewed by external auditors.
(3)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Final consumers

Revenue from energy sold to final consumers in 4Q20 was R$ 6,149,342. This is 4.1% lower than in 4Q19 (R$ 6,414,441), and reflects volume of energy sold to final consumers 5.8% lower, especially industrial clients (8.2% lower), and commercial clients (13.6% lower), partly offset by an increase of 7.3% in residential consumption.

Revenue from Use of the Distribution System (the TUSD charge)

This is revenue from charging Free Consumers the Tariff for Use of the Distribution System (TUSD) on the volume of energy distributed. In 4Q20 this revenue was R$ 828,808, 11.2% more than in 4Q19 (R$ 745,540). The change reflects volume of energy transported for clients 12.8% higher in 4Q20 than in 4Q19, and the Company’s annual tariff adjustment – an increase of 5.71% for Free Clients – with full effect in 4Q20.

8

CVA and Other financial components in tariff adjustments

In its financial statements Cemig recognizes the difference between actual non-controllable costs (in which the CDE, and electricity bought for resale, are significant components) and the costs that were used as the basis for decision on the rates charged to consumers. In 4Q20 this item comprised a gain of R$ 355,897, compared to a gain of R$ 12,869 in 4Q19. The main factor is higher cost of energy from Itaipu, due to the increase in the US dollar exchange rate, and increase in the transmission costs at higher percentages than the amounts recognized in the tariff. The balance of CVA at the end of 4Q20 was R$ 98,641 negative.

Changes in balances of financial assets and liabilities:

R$ ’000
Balance at September 30, 2019	1,099,974
Net constitution of financial assets	267,097
Realized	-254,228
Payments from the Flag Tariff Centralizing Account	-251,760
Updating – Selic rate	20,531
Balance at December 31, 2019	881,614

Balance at September 30, 2020	-331,376
Net constitution of financial assets	252,693
Realized	103,204
Advance Payments from the Flag Tariff Centralizing Account	0
Receipt of funds from the Covid Account	-123,830
Updating – Selic rate	668
Balance at December 31, 2020	-98,641

9

Transmission concession revenue

Transmission revenue, comprising (i) revenues from Operation and maintenance*, (ii) Construction revenue, (iii) Financial remuneration of contractual assets, and (iv) effects of the Tariff Review, was R$ 440,568 in 4Q20, or 28.6% more than in 4Q19 (R$ 342,499).

In an Official Circular published in December 2020, the Brazilian Securities Commission (CVM) issued a technical opinion on accounting practices for the transmission sector, aiming to standardize the sector’s procedures for reporting and disclosure.

As a result, Cemig has changed its accounting procedures for the transmission business, with backdated effects. The main alterations are:

§	During the works of strengthening and improvement of infrastructure, the margin on construction cost is reported; a contractual asset is recognized, adjusted to present value, based on the specific rate of remuneration calculated by the Company.
§	The value of the contractual asset is updated monthly, based on the specific rate of remuneration of the contract.
§	O&M revenue is reported during the period of the concession.

*Cemig GT’s revenue from transmission comprises the sum of the revenues from all the transmission assets. The concession contracts establish the Permitted Annual Revenue (Receita Anual Permitida, or RAP) for the assets of the existing system, updated annually, based mainly on the variation in the IPCA index (the IPCA index is applied to the contracts of Cemig GT, and the IGP–M index is applied to the contract of Cemig Itajubá). In addition, any strengthening, improvement or adaptation of an existing asset that is made under a specific authorization from Aneel results in an addition to RAP.

Revenue from power trading transactions on the Power Trading Exchange (CCEE)

Net revenue from transactions in electricity on the CCEE in 4Q20 was R$ 63,061 – or 154.8% higher than in 4Q19 (R$ 24,746). Despite the growth, this revenue was affected in 4Q20 by lower surplus settled on the CCEE, reflecting the strategy of directing more supply for sale to traders, and the fact that the GSF (Generation Scaling Factor) was lower than the Company had projected for the period.

10

Period	Spot price (PLD for Southeast/Center-West submarket		GSF
	R$/MWh		2020	2019
	2020	2019
October	288.64	273.89	63.9%	58.1%
November	502.70	317.28	63.0%	66.9%
December	267.49	227.30	80.5%	85.9%

Revenue from transactions in the Surpluses Sales Mechanism (MVE)

Revenues from transactions in the Surpluses Sales Mechanism (Mecanismo de Venda de Excedentes – MVE) totaled R$ 81,843 in 4Q20, relating to offers of supply made at the end of ++2019 by Cemig D. The MVE is an instrument regulated by Aneel enabling distributors to sell overcontracted supply – supply in excess of what turns out to be the volume they need to supply captive clients.

Revenue from supply of gas

The Company reports revenue from supply of gas 6.0% higher YoY in 4Q20, at R$ 620,257, compared to R$ 585,012 in 4Q19. The higher figure reflects volume of gas sold 1.9% higher in 4Q20, at 314,370m³, in 4Q20 (the highest volume in the year), compared to 308,582 m³ in 4Q19 – primarily the result of sales to the industrial segment 18.5% higher than in 4Q19, and the adjustment of distribution costs by the IGP–M inflation index, allocated annually in February.

Market (thousand m³/day)	2015	2016	2017	2018	2019	2020

Residential	1.04	3.38	11.44	17.73	21.28	25.52
Commercial	22.42	24.68	32.67	39.37	47.70	49.14
Industrial	2,422.78	2,173.76	2,453.22	2,400.41	2,085.32	2,007.45
Other	119.87	120.19	126.15	155.14	148.44	116.32
Total, excluding thermoelectric generation	2,566.11	2,322.01	2,623.47	2,612.65	2,302.74	2,198.43
Thermoelectric generation	1,309.13	591.52	990.89	414.04	793.94	385.52
Total++	3,875.24	2,913.53	3,614.36	3,026.69	3,096.69	2,583.95

11

Supply of gas to the residential market began in 2013. In December 2020, 60,128 households were supplied and billed. The number of clients in the commercial sector of the market is now 1,121, an increase of 14.3% from the end of 2019.

Number of clients	2015	2016	2017	2018	2019	2020

Residential	3,820	14,935	30,605	41,377	50,813	60,128
Commercial	218	394	591	756	981	1,121
Industrial	113	112	107	109	109	99
Other	62	49	50	57	61	64
Thermoelectric generation	2	2	2	2	2	2
Total	4,215	15,492	31,355	42,301	51,966	61,414

Taxes and charges on revenue

The total of these taxes and charges reported as deductions from revenue in 4Q20 was R$ 3,163,810, or 0.6% higher than in 4Q19 (R$ 3,144,079).

The Energy Development Account – CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities (reimbursements of costs of assets), tariff subsidies, the subsidy for balanced tariff reduction, the low-income-consumer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC). The charges for contribution to the CDE in 4Q20 were R$ 615,480, or 28.8% higher than in 4Q19 (R$ 478,187).

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Consumer charges – the ’Flag’ Tariff system

The ‘Flag’ Tariff bands are activated as a result of low levels of water in the system’s reservoirs – tariffs are temporarily increased due to scarcity of rain. The ‘Red’ band has two levels – Level 1 and Level 2. Level 2 comes into effect when scarcity is more intense. Activation of the flag tariffs generates an impact on billing in the subsequent month

12

Charges to the consumer arising from the ‘Flag Tariff’ system in 4Q20 were 55.3% lower year-on-year – at R$ 89,747 in 4Q20, vs. R$ 200,662 in 4Q19. The lower figure reflects non-application of the ‘flag’ system in September through November 2020, due to the exceptional temporary suspension of systematic application of the ‘flag’ system , in accordance with Aneel dispatch 1511 of May 26, 2020.

The ‘Flag’ Tariff – history
Sep. 2020	Green	Sep. 2019	Red 1
Oct. 2020	Green	Oct. 2019	Yellow
Nov. 2020	Green	Nov. 2019	Red 1
Dec. 2020	Red 2	Dec. 2019	Yellow

Operational costs and expenses

Operational costs and expenses in 4Q20 totaled R$ 6,332,255, 10.1% more than in 4Q19 (R$ 5,749,077).

The following paragraphs comment on the main variations in expenses:

People

The expense on personnel in 4Q20 was R$ 335,192, or 15.5% higher than in 4Q19 (R$ 290,096). The higher figure reflects the salary increases of 2.55%, from November 2019, and 4.77%, from November 2020, under the Collective Work Agreement; and also deferral of part of the payments of employment-law taxes and charges to 4Q20, in accordance with authorization by law. The average number of employees was 5.5% lower, at 5,281 in 4Q20, compared to 5,590 in 4Q19.

13

Number of employees – by company

Employees’ and managers’ profit shares

This expense in 4Q20 was R$ 32,965, compared to R$ 103,065 in 4Q19. The difference arises from a change in the methodology for estimating the base profit for calculation of profit shares, in accordance with the Collective Agreement on Cemig’s profit-sharing program.

Electricity purchased for resale

The expense on electricity bought for resale in 4Q20 was R$ 3,583,077, 14.4% more than in 4Q19 (R$ 3,131,866). This arises mainly from the following factors:

§	Expenses on supply from Itaipu 39.6% higher, at R$ 506,625 in 4Q20, than in ++4Q19 (R$ 362,882). This mainly reflects the average US dollar exchange rate 31% higher in 4Q19 – at R$ 5.39 in 4Q20, compared to R$ 4.12 in 4Q19; and the higher price of energy in US dollars, at R$ 28.41/kW for the whole of 2020, compared with US$ 27.71/kW for 2019.

§	Expenses on energy acquired at auction 23.6% higher in 4Q20, mainly reflecting the increase in the volume of energy purchased.

§	Higher expense on distributed generation: R$ 192,766 in 4Q20, compared to R$ 69,514 in 4Q19, reflecting the increase in the number of units installed (63,845 in December 2020, compared to 31,172 in December 2019).

14

For Cemig D, purchased energy is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Consolidated	4Q20	4Q19	Change, %
Supply from Itaipu Binacional	506,625	362,882	39.6%
Physical guarantee quota contracts	203,055	187,547	8.3%
Quotas for Angra I and II nuclear plants	75,743	67,294	12.6%
Spot market	669,914	638,028	5.0%
Proinfa	83,789	89,517	-6.4%
Individual (‘bilateral’) contracts	85,142	79,750	6.8%
Electricity acquired in Regulated Market auctions	999,894	809,253	23.6%
Acquired in Free Market	1,090,974	1,091,035	0.0%
Distributed generation	192,766	69,514	177.3%
Credits of PIS, Pasep and Cofins taxes	-324,825	-262,954	23.5%
	3,583,077	3,131,866	14.4%

Cemig D	4Q20	4Q19	Change, %
Supply from Itaipu Binacional	506,625	362,882	39.6%
Physical guarantee quota contracts	213,511	197,739	8.0%
Quotas for Angra I and II nuclear plants	75,743	67,292	12.6%
Spot market	475,340	616,753	-22.9%
Individual (‘bilateral’) contracts	85,142	79,750	6.8%
Electricity acquired in Regulated Market auctions	1,008,652	818,020	23.3%
Proinfa	83,788	89,517	-6.4%
Distributed generation	192,766	69,513	177.3%
Credits of PIS, Pasep and Cofins taxes	-212,277	-166,287	27.7%
	2,429,290	2,135,179	13.8%

Gas bought for resale

The Company’s expense on acquisition of gas in 4Q20 was R$ 332,425, 0.9% less than less than its comparable expense of R$ 335,426 in 4Q19.

Charges for use of the transmission network

Charges for use of the national grid in 4Q20 were R$ 590,570, 69.3% higher than in 4Q19 (R$ 348,891). This expense is payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution. The higher figure reflects the annual adjustment in the charges for the National Grid, normally applied in July of each year, which represented an increase of approximately 41%.

15

This is a non-manageable cost in the distribution business: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Operational provisions

Operational provisions made in 4Q20 constituted an expense of R$ 168,163.This compares to R$ 125,684 in 4Q19. This arises mainly from the following factors:

§	Provision for consumer default of R$ 88,434 in 4Q20, compared to a provisions of R$ 9,372 in 4Q19. The change mainly reflects the revision made in 4Q19 of the assumptions used in the provision matrix for calculation of the historic percentages of default.
§	Change in the provisions for employment-law contingencies: these constituted a net reversal of R$ 2,424 in 4Q20, compared to new provisions of R$ 34,687 made in 4Q19. The difference is mainly due to the estimated effects of the final judgment by the Federal Supreme Court in December 2020, in which it ruled that:
(i)	monetary adjustment applied to employment-law liabilities should be by the IPCA-E index in the pre-judicial phase, and as from service of notice, by application of the Selic rate; and
(ii)	the Reference Rate (TR) is not applicable to any employment-law obligations.

Default – Cemig D

2020 was especially challenging for Cemig due to the unprecedented nature of the effects of the Covid-19 pandemic on its mechanisms of collection of amounts payable by clients.

16

The tightest moment was in the second quarter, under the effects of actions restricting mobility, limiting the employment of collection tools, especially including disconnection, and the strong retraction in the economy.

Receivables Collection Index (quarterly averages)

Indices began to improve only slowly, as from May and June, stabilizing in the third quarter, to higher than 97% of collectible revenue, as a result of the postponement plan for mitigating default. Over the whole year, the index was 96.8%.

The plan was based on daily monitoring of the indicators of revenue collection and default, with intensification and improvement of collection tools, widening of channels of communication, and flexible extension of the rules for payment by installments, applying sensitivity to the income situation of families during the pandemic.

To try to mitigate the impacts of the pandemic and help sustain its clients’ payment capacity, Cemig launched its special payment conditions to help, principally, low-income clients, hospitals and micro-companies. New channels of payment, such as debit and credit cards, PicPay and accreditation of online banks were also put in place, to expand consumers’ payment options.

Disconnection of defaulting clients was also an important measure in the combat of default. Approximately 685,000 customer disconnections were made in 2020, even with the restriction on disconnections imposed by Aneel for part of the year, and the difficulties of the pandemic. The number of disconnections is expected to more than double from 2020 to 2021.

17

Gain (loss) in non-consolidated investees (equity income)

The company reports a net gain by the equity method of R$ 94,400 in 4Q20. This compares with a loss of R$ 35,929 in 4Q19. The result is mainly due to the equity valuation of the investment in Taesa, which increased from R$ 35,524 in 4Q19 to R$ 190,493 in 4Q20. Within the same total, there were equity method losses of R$ 33,433 for the interest in Santo Antônio, and R$ 29,353 for the interest in Belo Monte.

Note: The result of Companhia de Transmissão Centroeste de Minas ceased to be included in this account (equity income), following conclusion of purchase by the Company of the remaining stake in Centroeste in January 2020.

Gain (loss) in non-consolidated investees R$ ’000	4Q20	4Q19
Taesa	190,493	35,524
Aliança Geração	21,044	15,808
LightGer	7,215	555
Baguari Energia	6,811	7,557
Hidrelétrica Pipoca	5,063	2,181
Lontra Photovoltaic Plant – distributed generation	2,684	0
Lagoa Grande Photovoltaic Plant – distributed generation	2,578	0
Retiro Baixo	2,431	3,263
Hidrelétrica Cachoeirão	1,312	974
Manga Photovoltaic Plant – distributed generation	965	0
Guanhães Energia	804	24
Mato Verde Photovoltaic Plant – distributed generation	777	0
Porteirinha II Photovoltaic Plant – distributed generation	648	0
Janaúba Photovoltaic Plant – distributed generation	306	566
Ativas Data Center	144	-483
Porteirinha I Photovoltaic Plant – distributed generation	83	0
Mirabela Photovoltaic Plant – distributed generation	67	0
Companhia de Transmissão Centroeste de Minas	0	8
Corinto Photovoltaic Plant – distributed generation	-25	0
Bonfinópolis II Photovoltaic Plant – Distributed Generation	-62	0
Axxiom Soluções Tecnológicas	-3,164	361
Itaocara	-8,531	-27,810
Aliança Norte (Belo Monte plant)	-15,119	-4,117
Amazônia Energia (Belo Monte Plant)	-24,068	-5,717
FIP Melbourne (Santo Antônio Plant)	-43,990	-29,146
Madeira Energia (Santo Antônio plant)	-54,066	-35,477
Total	94,400	-35,929

18

Consolidated Ebitda

Cemig’s consolidated Ebitda in 4Q20 was 79.0% higher than in 4Q19; adjusted Ebitda was 23.6% higher. Adjusted Ebitda margin was 17.3% in 4Q20, compared to 14.8% in 4Q19.

Ebitda – R$ ’000	4Q20	4Q19	Change, %
Profit (loss) for the period	1,331	564	136.2%
+ Income tax and Social Contribution tax*	420	-88	-578.1%
+ Net financial revenue (expenses)	-354	213	-265.9%
+ Depreciation and amortization	255	235	8.9%
= Ebitda as per CVM Instruction 527 (1)	1,653	924	79.0%
Non-recurring and non-cash effects
+ Result of Periodic Tariff Review and standardization of accounting practices	-191	-100	91.2%
+ Gain on restatement of asset held for sale - Light	-270	0	-
+ Tax credits in ICMS/PIS-Cofins	0	11	-
+ Impairment	-5	125	-
+ Net profit attributed to non-controlling stockholders	1	1	-
Adjusted Ebitda (2)	1,187	960	23.6%

(*) The expense on income tax and the Social Contribution tax includes an item of R$ 85,077, which is presented at its net value in the figure for profit/loss of discontinued activities.

(1)	Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated Interim accounting information in accordance with CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises Net profit adjusted by the effects of net Financial revenue (expenses), Depreciation and amortization, and Income tax and Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.
(2)	In accordance with CVM Instruction 527/2012, the Company adjusts Ebitda to exclude items which by their nature do not contribute to information on the potential for gross cash flow generation, since they are extraordinary items.

19

Ebitda of Cemig GT

Ebitda – R$ ’000	4Q20	4Q19	Change, %
Profit (loss) for the period	688	109	529.8%
+ Income tax and Social Contribution tax*	280	-49
+ Net financial revenue (expenses)	-425	112
+ Depreciation and amortization	57	45
= Ebitda as per CVM Instruction 527 (1)	600	217	177.0%
Non-recurring and non-cash effects
+ Tax credits in ICMS/PIS-Cofins	-	10
+ Result of Periodic Tariff Review and standardization of accounting practices	-191	-100
+ Tax provisions – Social Security Contribution on profit sharing	-	25
+ Impairment	-5	125
Adjusted Ebitda (2)	404	277	45.6%

Ebitda of Cemig D

EBITDA – R$ ’000	4Q20	4Q19	Change, %
Net profit for the period	264	392	-32.7%
+ Income tax and Social Contribution tax	8	53
+ Net financial revenue (expenses)	19	-6
Amortization	172	163
= Ebitda (1)	463	602	-23.2%

Financial revenue and expenses

In 4Q20 Cemig reports Net financial revenues of R$ 353,223, which compares to Net financial expenses of R$ 212,959 in 4Q19. This reflects the following main factors:

§	Reduction of R$ 666,000 in the principal debt of the Eurobond issue in 4Q20, due to the fall in the value of the US dollar, and in counterpart, a reduction of R$ 50,923 in the fair value of the hedge instrument – generating a net financial gain in Financial revenue (expenses) of R$ 615, 077.
§	In 4Q19 the fair value of the hedge instrument was reduced by R$ 101,372, and exchange rate variation caused a reduction of R$ 200,550 in the total of the Eurobond debt, generating a net positive gain of R$ 99,178 in Financial revenue (expenses).
Period	4Q20	4Q19
Effect on the principal of the Eurobond debt	666,000	200,550
Effect on the hedge	-50,923	-101,372
Total effect in Financial revenue (expenses)	615,077	99,178

20

Cemig’s consolidated electricity market

The Cemig Group makes its sales of electricity through its distribution company, Cemig Distribuição (‘Cemig D’), its generation and transmission company Cemig Geração e Transmissão (‘Cemig GT’), and other wholly-owned subsidiaries:

Horizontes Energia, Sá Carvalho, Cemig PCH, Rosal Energia,

the Praias de Parajuru and Volta do Rio wind farms, Cemig Geração Camargos,

Cemig Geração Itutinga, Cemig Geração Salto Grande, Cemig Geração Três Marias, Cemig Geração Leste, Cemig Geração Oeste, and Cemig Geração Sul.

This market comprises sales of electricity to:

(i)	captive consumers in Cemig’s concession area in the State of Minas Gerais;
(ii)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);
(iii)	other agents of the electricity sector – traders, generators and independent power producers, also in the ACL; and
(iv)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR).

The Cemig group traded a total of 14,031,678 MWh, excluding the CCEE, in 4Q20, 2.2% more than in 4Q19. Sales of electricity to final consumers, plus Cemig’s own consumption, totaled 9,901,676 MWh, or 5.8% less than in 4Q19. Sales to distributors, traders, other generating companies and independent power producers in 4Q20 totaled 4,130,002 MWh – or 28.4% more than in 4Q19.

In December 2020 the Cemig Group invoiced 8,698,095 clients – a growth of 1.9% in the consumer base since December 2019. Of this total number of consumers, 8,697,714 are final consumers, and/or represent Cemig’s own consumption; and 381 are other agents in the Brazilian electricity sector.

21

This chart shows the percentages of the Cemig Group’s sales to final consumers:

Total consumption of electricity (GWh) 2.2%

22

The electricity market of Cemig D

Electricity billed to captive clients and electricity transported for Free clients and distributors with access to Cemig D’s networks in 4Q20 totaled 11,620,948 MWh, or 2.3% more than in 4Q19. This increase has two components: consumption of the captive market 5.5% lower YoY, and use of the network by Free Clients 12.8% higher YoY. Adjusted for the consumption of clients that migrated to the Free market, the variation in captive consumption would be a reduction of 3.3%, and the variation in transport for Free clients would be an increase of 9.8%.

Captive clients + Transmission service (MWh)

Captive clients + Transmission service (MWh)	4Q20	4Q19	Change, %
Residential	2,885,595	2,688,731	7.32%
Industrial	5,413,884	4,939,352	9.61%
Commercial, Services and Others	1,502,898	1,721,944	-12.72%
Rural	960,696	970,470	-1.01%
Public authorities	178,815	244,113	-26.75%
Public lighting	251,065	322,883	-22.24%
Public services	339,809	377,339	-9.95%
Concession holder (Distribution company)	79,032	84,996	-7.02%
Own consumption	9,154	9,585	-4.50%
Total	11,620,948	11,359,413	2.30%

Residential

Residential consumption, which was 24.8% of the energy distributed by Cemig D in 4Q20, was 7.3% higher than in 4Q19. The increase in residential consumption reflects inclusion of 147,141 new consumer units in the year – a year-on-year increase of 2.1%, and the fact that people spent more time at home during the Covid-19 pandemic.

Industrial

Consumption by the industrial consumer category was 46.6% of the total volume of electricity distributed by Cemig D, and totaled 5,413,884 MWh in 4Q20, or 9.6% more than in 4Q19. Energy consumed by captive clients totaled 431,360 MWh in 4Q20, 21.3% less than in 4Q19. The volume of energy transported for industrial Free Clients was 42.9% of the total of energy distributed, and was 4,982,524 MWh in 4Q20, 13.5% more than in 4Q19.

23

Commercial and Services

Distribution to this category of client was also strongly impacted by the pandemic, and by the restrictions on opening of stores, etc. – it was 12.7% less than in 4Q19. Volume was down 18.4% YoY in the captive market, and up 8.8% YoY in the Free Market. The total energy used by captive clients plus energy transported for Free Clients in the category totaled 12.9% of the energy distributed by Cemig D in 4Q20.

Rural

Energy distributed to the rural consumer segment was 1.0% lower in 4Q20 than 4Q19, and was 8.3% of the total energy distributed.

Number of clients

A total of 8,697,195 consumers were billed in December 2020, or 160,155 more than in December 2019. Of this total, 1,774 were Free Clients using the distribution network of Cemig D.

Cemig D	Number of clients		Change, %
	4Q20	4Q19
Residential	7,113,837	6,966,696	2.11%
Industrial	29,525	29,875	-1.17%
Commercial, Services and Others	776,942	805,811	-3.58%
Rural	688,201	647,064	6.36%
Public authorities	66,388	66,855	-0.70%
Public lighting	6,144	6,677	-7.98%
Public services	13,676	11,906	14.87%
Own consumption	708	715	-0.98%
	8,695,421	8,535,599	1.87%
Total energy carried
Industrial	847	707	19.80%
Commercial	907	724	25.28%
Rural	17	7	142.86%
Concession holders	3	3	0.00%
	1,774	1,441	23.11%
Total	8,697,195	8,537,040	1.88%

24

Physical totals of transport and distribution – MWh

Metered market	MWh		Change,
	4Q20	4Q19%
Volume carried
Transported for distributors (metered)	79,115	84,851	-6.76%
Transported for Free clients (metered)	5,291,950	4,735,353	11.75%
Own load + Distributed generation (1)(2)	8,410,491	8,295,057	1.39%
Consumption by captive market – Billed supply	6,698,522	6,515,789	2.80%
Losses in distribution network	1,711,969	1,779,268	-3.78%
Total volume carried	13,781,557	13,115,261	5.08%

(1)	Includes Distributed Microgeneration
(2)	Includes own consumption

Electricity market of Cemig GT

Cemig GT billed a total of 7,908,615 MWh in 4Q19 – 9.2% more than in 4Q19. Sales to traders and the Regulated market were 28.1% higher YoY in 4Q20, while sales billed to industrial clients were 5.7% lower, and to commercial clients 7.8% lower, than in 4Q19.

Cemig GT	(MWh)		Change, %
	4Q20	4Q19
Free Clients
Industrial	2.690.148	2.851.348	-5,65%
Commercial	1.050.228	1.139.518	-7,84%
Rural	4.452	1.204	269,75%
Free Market – Free contracts	3.606.462	2.696.996	33,72%
Regulated Market	523.540	519.582	0,76%
Regulated Market – Cemig D	33.785	34.235	-1,31%
Total	7.908.615	7.242.883	9,19%

SUPPLY QUALITY INDICATORS – DECi and FECi

Cemig is continuously taking action to improve operational management, and organization of the logistics of its services for emergencies, and has a permanent routine of preventive inspection and maintenance of substations and distribution lines and networks. It also invests in training of its staff for improved qualifications, state-of-the-art technologies, and standardization of work processes, aiming to maintain the quality of electricity supply, and as a result maintain satisfaction of clients and consumers.

25

The charts below show Cemig’s indicators for duration and frequency of outages – DECi (Average Outage Duration per Consumer in the year, in hours), and FECi (Average Outage Frequency per Consumer, in number of outages in the year), since January 2016. Quality indicators linked to the new concession contract of Cemig D (distribution), signed in 2015.

Note: Figures for 2016 and 2017 are according to recalculation presented by the Company to Aneel.

Investments

R$ million	Planned	Realized, 2020	Planned, 2021
Generation	81	109	238
Investment program	81	109	238

Capital injections	128	152	680
Aliança Norte	4	0
Amazônia	5	0	1
Itaocara	30	1	81
Parajuru	-	14	-
Renova	51	-	-
Volta do Rio	38	136	-
Madeira Energia – Mesa	-	-	598

Transmission	158	153	276
Investment program	158	153	276

Distribution	1,498	1,378	2,320
Investment program	1,498	1,378	2,320

Holding company	168	117	168
Cash injections	168	74	168
Cemig SIM	168	74	168
Cemig GD	-	-	100
Acquisitions	-	43	-
Centroeste	-	43	-

TOTAL	2,033	1,909	3,682

26

DEBT

The Company’s consolidated gross debt on December 31, 2020 was R$ 15,020,558, or R$ 224,527 higher than at the end of 2019, mainly reflecting the loss in value of the Real, which resulted in an increase of R$ 1.76 billion in the dollar-denominated debt in the period. It is important to note that the Company also records a net positive balance on hedge transactions for the Eurobond issue, in the total amount of R$ 2,948,930 – comprising R$ 1,560,221 for the principal of the debt, and R$ 1,388,709 for the interest. The total net asset value of the hedge is R$ 1,257,986 greater than at the end of 2019.

In 2020 a total of R$ 2,531,026 in debt was amortized. In the period Gasmig raised new funds of R$ 850,000, through its 8th debenture issue, in September 2020.

27

Cemig H	2020	2019	Change, %
Gross debt	15,020,558	14,776,031	1.65%
Cash and equivalents + Securities	5,805,460	1,289,438	350.23%
Net debt	9,215,098	13,486,593	-31.67%
Debt in foreign currency	7,824,706	6,061,097	29.10%
CEMIG GT	2020	2019	Change, %
Gross debt	8,885,711	7,886,783	12.67%
Cash and equivalents + Securities	1,771,159	585,202	202.66%
Net debt	7,114,552	7,301,581	-2.56%
Debt in foreign currency	7,812,981	6,043,046	29.29%
CEMIG D	2020	2019	Change, %
Gross debt	5,097,240	5,794,922	-12.04%
Cash and equivalents + Securities	3,235,535	344,611	838.89%
Net debt	1,861,705	5,450,311	-65.84%
Debt in foreign currency	11,725	18,051	-35.05%

Covenants – Eurobonds

28

Cemig’s long-term ratings

In recent years there have been significant advances in Cemig’s ratings. The trend was reflected in 2020 by the upgrades made by Moody’s, in September, and Fitch Ratings, in October. In January 2021, S&P increased the Company’s ratings by two notches on the Brazilian scale, and three notches on the global scale. More details in this table:

Our shares

Security	2019	2020	Change, %

Our share prices (2)
CMIG4 (PN) at the close (R$/share)	12.62	14.27	13.07%
CMIG3 (ON) at the close (R$/share)	14.31	16.11	12.58%
CIG (ADR for PN shares), close (US$/share)	3.05	2.82	-7.54%
CIG.C (ADR ON) at the close (US$/share)	3.72	3.18	-14.52%
XCMIG (Cemig PN on Latibex shares), close (Euro/share)	2.8	2.22	-20.71%
Average volume, R$
CMIG4 (PN) (R$ mn)	136.1	128.3	-5.73%
CMIG3 (ON) (R$ mn)	26.1	20.9	-19.92%
CIG (ADR for PN shares) (US$ mn)	12.7	10.03	-21.02%
CIG.C (ADR ON) (US$ mn)	0.01	0.21	2000%
Index
IEE	76,627	82,846	8.12%
IBOV	115,645	119,017	2.92%
DJIA	28,538	30,606	7.25%
Indicators
Market valuation at end of period (R$ mn)	20,986.16	22,605.15	7.71%
Enterprise value (EV – R$ mn) (1)	34,490.34	33,606.35	-2.56%
Dividend Yield of CMIG4 (PN) (%) (3)	5.26	2.23	-3.03 pp.
Dividend Yield of CMIG3 (ON) (%) (3)	4.65	1.98	-2.67 pp.

Source: Economática.

(1) EV = Market valuation (R$/share x number of shares) plus consolidated Net debt.
(2) Share prices are adjusted for corporate action payments, including dividends.
(3) (Dividends distributed in last four quarters) / (Share price at end of the period).

29

Trading volume in Cemig’s preferred shares (CMIG4) in 2020 was R$ 31.9 billion, of which R$ 7.3 billion was traded in the fourth quarter, corresponding to a daily average of R$ 118.9 million - 18.22% higher than in 4Q19 (R$ 100.63 mn). Trading volume in the Company’s common shares in 2020 was R$ 5.2 billion, with daily trading volume of R$ 13.35 million in the fourth quarter. Cemig’s shares, by volume (aggregate of common (ON) and preferred (PN) shares), were the third most liquid in Brazil’s electricity sector in the year, and among the most traded in the Brazilian equity market as a whole.

On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in full-year 2020 was US$ 2.24 billion: we see this as reflecting recognition by the investor market of Cemig as a global investment option.

The Ibovespa index of the São Paulo Stock Exchange (B3) was up 2.92% in year, in spite of the effects of the Covid-19 epidemic, and closed the year at 119,017 points. Cemig’s shares accompanied the index: the common (ON) shares were up 12.58% in 2020, and the preferred (PN) shares were up 13.07%. In New York the ADRs for Cemig’s common shares were down 14.52% in the period, and the ADRs for the preferred shares were down 7.54%.

30

Appendices

Sources and uses of power – billed market

31

32

Losses

Note: As from 4Q20, the calculation of losses began to be presented in terms of the size of the market billed, and not in terms of the size of the market as measured. The change aims to give a better reflection of the relationship between losses and the regulatory limit for losses.

33

Plants

34

RAP – 2020-2021 cycle

Indemnity - RBSE	2020-2021	2021-2022	2022-2023
Economic	144,546,785	144,546,785	144.546,785
Financial	263,550,343	263,550,343	263.550,343
Adjustment Portion	69,150,492	69,150,492	69.150,492
Total	477,247,620	477,247,620	477,247,620

The indemnity amount is already included in RAP Cemig and is reduced after the 2022/2023 cycle, until it reaches zero after the 2025/2026 cycle.

35

Profit (loss) with internal monitoring adjustments

Cemig D – Tables (R$ million)

36

37

Cemig GT – Tables (R$ million)

38

Cemig Consolidated – Tables (R$ million)

39

CEMIG

Financial Result Breakdown

(R$ million)

	4Q20	3Q20	4Q19	4Q/3Q	4Q/4Q
FINANCE INCOME					
Income from cash investments	33	23	20	43.5%	65.0%
Arrears fees on sale of energy	116	106	88	9.4%	31.8%
Monetary variations – CVA	1	6	21	-83.3%	0.0%
Monetary updating on Court escrow deposits	-1	0	17	-	-105.9%
Pasep and Cofins charged on finance income	-58	-22	-64	163.6%	-9.4%
Gain on Financial instruments - Swap	-51	3	-101	-1800.0%	-49.5%
Liabilities with related parties	10	17	0	-41.2%	-
Monetary uptading of PIS/Cofins credits	7	7	5	0.0%	40.0%
Others	70	25	-21	180.0%	-433.3%
	127	**165**	**-35**	**-23.0%**	**-462.9%**
FINANCE EXPENSES					
Costs of loans and financings	286	312	306	-8.3%	-6.5%
Foreign exchange variations	-667	247	-203	-370.0%	228.6%
Monetary updating – loans and financings	105	46	42	128.3%	150.0%
Charges and monetary updating on post-retirement obligation	19	12	12	58.3%	58.3%
Others	31	45	21	-31.1%	47.6%
	-226	**662**	**178**	**-134.1%**	**-227.0%**
NET FINANCE INCOME (EXPENSES)	**353**	**-497**	**-213**	**0.0%**	**-265.7%**

40

Cash Flow Statement

(R$ million)

	2020	2019
Cash at beginning of period	**536**	**891**
Cash generated by operations	**8,609**	**2,037**
Net income for the period from going concern operations	2,865	3,194
Current and deferred income tax and Social Contribution tax	252	145
Depreciation and amortization	989	958
CVA and other financial components	0	0
Equity gain (loss) in subsidiaries	-356	-125
Provisions (reversals) for operational losses	423	2,401
Dividends receivable	386	283
Interest and monetary variation	1,202	1,190
Interest paid on loans and financings	-1,081	-1,265
Foreign exchange variations - loans and financings	1,742	226
Redução ao valor recuperável de ativos mantidos para venda	0	0
Variation in fair value of derivative financial instruments	-1,753	-998
PIS/Pasep and Cofins Credits	0	-2,952
Escrow deposits	1,538	11
Others	2,402	-1,031
Investment activity	**-5,077**	**-1,189**
Securities - Financial Investment	-3,368	79
Contract assets - Distribution and gas infrastructure	-1,364	-924
Financial assets	-147	-45
Fixed and Intangible assets	-198	-299
Financing activities	**-2,388**	**-1,203**
Lease payments	-85	-96
Payments of loans and financings	-2,531	-4,883
Interest on Equity, and dividends	-598	-701
Cash at end of period	**1,680**	**536**

41

CEMIG

BALANCE SHEETS - ASSETS

(R$ million)

	2020	2019
CURRENT		
Cash and cash equivalents	1,680	536
Marketable securities	3,360	740
Customers, traders, concession holders and Transport of energy	4,373	4,524
Concession financial assets	259	891
Concession contract assets	737	576
Tax offsetable	1,850	99
Income tax and Social Contribution tax recoverable	598	621
Dividends receivable	188	186
Refund tariff subsidies	179	165
Derivative financial instruments – Swaps	88	97
Public lighting contribution	523	235
Other credits	362	425
Assets classified as held for sale	1,258	1,258
TOTAL CURRENT	**15,456**	**10,353**
NON-CURRENT		
Securities	765	13
Consumers and traders	161	77
Tax offsetable	3,442	6,349
Income tax and Social Contribution tax recoverable	347	228
Deferred income tax and Social Contribution tax	2,453	2,430
Escrow deposits in legal actions	1,056	2,540
Derivative financial instruments – Swaps	2,426	1,456
Accounts receivable from the State of Minas Gerais	12	115
Financial assets of the concession	3,799	3,759
Contractual assets	4,243	3,307
Investments	5,415	5,399
Property, plant and equipment	2,407	2,450
Intangible assets	11,810	11,624
Leasing – rights of use	212	277
Other credits	80	147
TOTAL NON-CURRENT	**38,627**	**40,173**
TOTAL ASSETS	**54,083**	**50,526**

42

43

11.	Presentation 4Q 2020 Results .

CEMIG
NOSSA ENERGIA, SUA FORÇA

Cemig Results 2020

1

2020 highlights

Ebitda	2020 Ebitda Adjusted Ebitda	R$ 5.694 billion – 29.6% higher than in 2019 7.1% higher than in 2019
Net profit	2020 Net profit Adjusted net profit:	R$ 2.864 billion – 10.3% lower than in 2019 up 14.0% YoY
Quality indicator	2020 **DEC** outage indicator: (Average / consumer)	Best in Cemig's history 9.57 **hours**/year
Leverage reduced	Continuous **reduction of net debt:**	1.28x cons. adjusted Ebitda at end-2020
Sale of Light	Remaining stake sold for	R$ 1.372 billion (R$ 20.00 per share)

3

Ratings – Focus on credit quality

Even in the challenging context of Covid, the rating agencies recognized the improvement in Cemig's credit quality

STANDARD &POOR'S		*Investment Grade*										*Investment Grade*											
		AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	D
	Dec 2019															Bond							
	Mar 2021													Bond									

FitchRatings		*Investment Grade*										*Investment Grade*											
		AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC	CC	C	RD/D		
	Dec 2019													Bond									
	Mar 2021													Bond									

		Investment Grade										*Investment Grade*											
		Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	
	Dec 2019																						
	Mar 2021																						

Brazilian scale   Global scale

4

Best DEC indicator in Cemig's history

Cemig works uninterruptedly to ensure provision of services with quality – reflected in improvement of its indicators

11.62
11.32
11.03
10.73
10.44
11.57
11.18
10.42
10.56
9.57
2016
2017
2018
2019
2020
Annual limit
DECi

8.12
7.76
7.39
7.30
6.67
5.37
5.44
5.13
4.89
4.86
2016
2017
2018
2019
2020
Annual limit
FECi

Compliance with quality indicator levels confirms

25 years remaining period for the concession

5

GSF agreement adds concession contract periods

Estimated extensions of the periods of **our concessions**

	Item	Offtake guarantee $MW_{average}$	Valuation (IPCA+9.63%) Dec. 20: R$'000	Estimated concession extension (months)	Estimated time remaining (months)
Cemig's wholly-owned subsidiaries, and consortia	**Cemig**		836,284		
	Emborcação	500	427,801	23	76
	Nova ponte	270	252,896	25	78
	Sá Carvalho	56	48,909	22	67
	Rosal	29	25,451	46	180
	Outras	399	81,227	-	-
Cemig equity interests	**Aliança**		137,521		
	Amador Aguiar I	61	46,355	65	251
	Aimorés	82	24,466	21	199
	Amador Aguiar II	52	24,071	35	221
	Candonga	15	14,433	14	185
	Funil	38	13,117	23	201
	Igarapava	35	9,567	45	139
	Porto Estrela	19	5,512	15	151
	Norte Energia	560	1,914	1	295
	Brasil PCH	40	3	-	-
	Santo Antônio	376	47,716	23	326
	Total	**2,532**	**1.023,438**		
Pending regulation*	**Lot D**	420	310,185	84	382

* Lot D: Guaranteed by Law 14120/2021 – to be regulated by Aneel.
Awaits ratification of the amounts calculated by CCEE on March 2. From that date, Cemig will have 60 days to accept.

6

Investment program: Execution

Investment of R$ 1.909 billion in 2020

Generation

R$ 109 mn

Expansion and modernization of plants

Transmission

R$ 153 mn

Strengthening and upgrading – increase in RAP

Distribution

R$ 1,378 mn

Maintenance and modernization of system

Capital contributions/acquisitions

R$ 269 mn

*Cemig Sim – **R$ 74 million***
*Volta do Rio – **R$ 136 million***

Planned for **2021**

238
276
250
Total
R$3.1 BI
2,320
Generation
Transmission
Distribution
Capital /acquisition

7

CEMIG D: Combating default

2020: a challenging year, due to the pandemic

Implantação de um programa de contingenciamento eficaz:

- Effective contingency program implemented:
- Daily monitoring of collection and default indicators.
- More / enhanced application of collection instruments
- **685,000** disconnections in 2020
- – we expect **1.7 million** in 2021
- Easing of rules for installment payments; incentives for payment at sight.
- A highlight: reversal of the R$ **231mn** default provision for payments expected from Minas Gerais State
- Expanding negotiating channels
- (e.g. agree payment by installments via WhatsApp).
- Diversifying means of payment (credit and debit cards, PicPay cashback, accreditation of online banks)

ÍnBilling Collection Ratio (Actual revenue / Billing), %

98.2%
92.6%
96.6%
89.1%
93.0%
94.4%
98.5%
101.4%
98.2%
98.5%
97.3%
97.1%
96.65%
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Accounts collected
Target

Default provision – changes (R$ mn)

271
199
135
2018
2019
2020

8

Standardization of transmission accounting practices

As a result Cemig has changed its accounting procedures for transmission, with backdated effects.

The main alterations are:

This table shows the backdated accounting effects in the financial statements:

R$ mn	01.01.2019	2019	2020
Net effect in Income statement	145	66	127
Impacts on Stockholders' equity	145	211	338

* Brazilian Securities Commission

9

Proposal for allocation of 2020 net profit

The Board of Directors decided to submit the following proposal to the AGM:

- **R$1.482 billion** as mandatory minimum dividend
  - ✓ **R$553 million** in Interest on Equity (declared in Sep. and Dec. 2020)
  - ✓ **R$929 million** in complementary dividends (proposed for declaration at AGM – April 2021)

Total yield: 7%*

Capital increase – of 11.4968% – through a stock bonus

	Share capital at Dec. 2020	Bonus in shares	Share capital after bonus
Preferenciais	1,011,082,312	116,243,122	1,127,325,434
Ordinárias	507,670,289	58,366,345	566,036,634
Total	**1,518,752,601**	**174,609,467**	**1,693,362,068**

* Calculation of Dividend Yield - Dividends declared as JCP + dividends to be declared (AGO / Apr). Closing price of preferred shares on 03/26/2021

10

Sustainability

Cemig takes initiatives aligned with best ESG practices and is committed to guaranteeing sustainability in all its businesses.

Cemig is a benchmark in the global market for investors seeking sustainable companies – a leader in the key sustainability indices in Brazil and worldwide: included in the Dow Jones Sustainability Word Index, CDP (Carbon Disclosure Project), the ISE sustainability index of the São Paulo stock exchange (B3), and the FTSE4GOOD index.

Generation: 100% renewable:

- Greenhouse gas emissions reduced 78% with the shutdown of the *Igarapé* Thermoelectric Plant.

Environmental preservation:

- More than 400 hectares of Preservation Areas in Cemig's environmental stations.

42 Energy Efficiency projects :

- Investment of R$ 52.3 million to improve quality of life for people in Minas Gerais: new lighting in public schools; equipment for philanthropic hospitals, homes for the elderly, and establishments of APAE (Disabled People's Support Association) and APAC (Prisoners' Protection and Assistance Association).
- Savings of 82,386 MWh/year – equivalent to supply for 52,811 homes/year, and more than 7 million tons of CO_2 emissions avoided.

International Renewable Energy Certificate (I-REC) for the Emborcação Hydroelectric Plant:

- This certification enables clients to prove the renewable origin of energy they acquire.

Volunteering program:

- Online mentoring and events with needy young people, supporting philanthropic institutions, benefiting more than 45,000 people including the elderly, children and teenagers in vulnerable social situations.

20 sports projects:

- Investment of R$ 4.7 million, benefiting some 6,000 socially vulnerable young people and Paralympic athletes.

11

Main factors in 2020 results

CEMIG
NOSSA ENERGIA, SUA FORÇA

Cemig H

Equity method gain: 184.6% higher in 2020

- **R$ 356**mn in 2020, vs. **R$ 125**mn in 2019

Cemig D

Volume of electricity distributed **1.1%** lower

- Captive market: **5.3%** lower
- Transport for clients: **4.4%** higher

Reversal of default provision: **R$ 231** mn

Opex within regulatory target

Cemig GT

Marking to market of Eurobond:

- Positive effect in 2020: **R$ 4mn**
- Positive effect in 2019: **R$ 764mn**

Effects of Periodic Tariff Review and standardization of accounting practices: **R$ 621mn**

13

Marking to market of Eurobond and hedge instruments

Hedge instrument mitigates effect of FX variation on results

Item	2019	2020	var.
Hedge: Swap (interest)	653	1,389	736
Hedge: Call spread (principal)	1,038	1,560	522
Balance of hedge – MtM	**1,691**	**2,949**	**1,258**
Amount of gain from swap (settlements in 2020)		495	495
Effect on the hedge			**1,753**
Debt (principal)	6,046	7,795	1,749
Impact on 2020 Financial income (expenses)			**4**

Hedge transactions contracted to protect against FX variation risk:

- *Full swap* for interest: set at 142% of CDI rate (average for main issue and retap)
- *Call spread* for principal: protection for range US$= **R$ 3.45** to **R$ 5.00**

14

2020 consolidated Ebitda and net profit

Ebitda

+29.6%
+7.1%
4,392
5,694
4,551
4,875
2019 IFRS
2020 IFRS
2019 adjusted
2020 adjusted

Net profit

-10.3%
+14.0%
3,194
2,864
2,049
2,335
2019 IFRS
2020 IFRS
2019 adjusted
2020 adjusted

Adjustments	Ebitda		Profit	
	2019	2020	2019	2020
IFRS	4,392	5,694	3,194	2,864
Profit/loss from discontinued operations – Light	(309)	-	(224)	-
Credits of PIS, Pasep and Cofins tax on ICMS	(1.428)	-	(1,984)	-
FX exposure – Eurobond	-	-	(504)	(2)
Provision for doubtful receivables – Renova	688	37	688	37
Fair value revaluation – Centroeste	-	(52)	-	(34)
Tariff Review / Standardization of accounting practices	(100)	(621)	(66)	(410)
Reversal of provision: Minas Gerais State	-	(178)	-	(117)
Tax provisions – Social Security contributions on profit shares	1,183	-	862	-
Write-offs and impairments	125	(5)	83	(3)
Adjusted	4,551	4,875	2,049	2,335

15

4Q20 consolidated Ebitda and net profit

Ebitda

+78.9%
+23.7%
924
1,653
960
1,187
4Q19 IFRS
4Q20 IFRS
4Q19 adjusted
4Q20 adjusted

Net profit

+136.0%
+18.6%
564
1,331
522
619
4Q19 IFRS
4Q20 IFRS
4Q19 ajusted
4Q20 ajusted

Adjustments	Ebitda		Profit	
	4Q19	4Q20	4Q19	4Q20
IFRS	924	1,653	564	1,331
Credits of PIS, Pasep and Cofins tax on ICMS	11	-	7	-
Transmission tariff review, and standardization of accounting practices	(100)	(191)	(66)	(126)
Assets held for sale (Light)	-	(270)	-	(178)
FX exposure – Eurobond	-	-	(66)	(405)
Write-offs and impairments	125	(5)	83	(3)
Adjusted	960	1,187	522	619

16

Cemig GT: 2020 Ebitda and net profit

Trading activity affected by the pandemic:

Ebitda
+70.0%
-6.8%
1,521
2,586
2,104
1,960
2019 IFRS
2020 IFRS
2019 adjusted
2020 adjusted

Net profit
+17.2%
-36.9%
901
1,056
1,016
641
2019 IFRS
2020 IFRS
2019 adjusted
2020 adjusted

Adjustments	Ebitda		Profit	
	2019	2020	2019	2020
IFRS	1,521	2,586	901	1,056
Tax provisions – Social Security contributions on profit shares	284	-	187	-
FX exposure – Eurobond	-	-	(504)	(2)
Credits of PIS, Pasep and Cofins – ICMS Supreme Court judgment	(414)	-	(273)	-
Transmission tariff review, and standardization of accounting practices	(100)	(621)	(66)	(410)
Provision for receivables – Renova	688	-	688	-
Write-offs and impairments	125	(5)	83	(3)
Adjusted	2,104	1,960	1,016	641

17

Cemig GT: 4Q20 Ebitda and net profit

Recovery in economic activity reflected increased sales to Free Market

Ebitda

+176.5%
+45.8%
217
600
277
404
4Q19 IFRS
4Q20 IFRS
4Q19 adjusted
4Q20 adjusted

Net profit

+531.2%
+83.3%
109
688
84
154
4T19 IFRS
4T20 IFRS
4Q19 adjusted
4Q20 adjusted

Adjustments	Ebitda		Profit	
	4Q19	4Q20	4Q19	4Q20
IFRS	217	600	109	688
Credits of PIS, Pasep and Cofins tax – re ICMS	10	-	7	-
Standardization of accounting practices	(100)	(191)	(66)	(126)
Tax provisions – Social Security contributions on profit shares	25	-	17	-
FX exposure – Eurobond	-	-	(66)	(405)
Write-offs and impairments	125	(5)	83	(3)
Adjusted	277	404	84	154

18

Cemig D: 2020 Ebitda and net profit

Ebitda
+4.1%
-0.9%
2,200
2,291
2,134
2,113
2019 IFRS
2020 IFRS
2019 adjusted
2020 adjusted

Net profit
-26.9%
+10.4%
1,644
1,202
983
1,085
2019 IFRS
2020 IFRS
2019 adjusted
2020 adjusted

Adjustments	Ebitda		Profit	
	2019	2020	2019	2020
IFRS	2,200	2,291	1,644	1,202
Reversal of provision: Minas Gerais State	-	(178)	-	(117)
Tax provisions – Social Security contributions on profit shares	764	-	566	-
Credits of PIS, Pasep and Cofins taxes – ICMS judgment	(830)	-	(1,227)	-
Ajusted	2,134	2,113	983	1,085

19

Cemig D: 4Q20 Ebitda and net profit

Profit affected by higher default provision in 4Q20

- **R$ 89mn** in 4Q20, vs. **R$ 2mn** in 4Q19

Ebitda
-23.1%
602
463
4Q19
IFRS
4Q20
IFRS

Net profit
-32.7%
392
264
4Q19
IFRS
4Q20
IFRS

20

Market of Cemig D in 2020 – GWh

Market showed resilience during the pandemic

Consumption of clients that migrated from captive market to Free Market totaled **376GWh** in 2020. Without this:

- Energy carried for clients would have been **up 2.5%** – vs. up **4.4%**
- Consumption by final consumers would have been **down 3.8%** – vs. **down 5.3%**

Consumption of clients that migrated from captive market to **Distributed Generation** totaled **626GWh** in 2020.

Without this:

- Total energy distributed would have been **up 0.3%** – vs. **1.1%**
- Consumption by final consumers would have been **down 2.9%** – vs. **down 5.3%**

Billed market + Transport
45,002
44,499
1.1%
19,402
4.4%
20,259
25,600
-5.3%
24,240
2019
2020
Final consumers
Total energy carried
341
3,674
3,809
6,534
20,106
10,538
315
3,353
3,781
5,684
20,385
10,981
-7.6%
-8.7%
-0.7%
-13.0
+1.4%
+4.2%
2019
2020
Residential
Rural
Industrial
Others
Commercial
Distributors

Distributed generation: Significant potential impacts on Cemig D's tariff – There is an important need for discussion on subsidies through a nationwide tariff policy.

21

Market of Cemig D, 4Q20 – GWh

Strong resumption of industrial consumption in 4Q20

Billed market + Transport

11,360
+2.3%
11,621
4,844
12.8%
5,464
6,516
-5.5%
6,157
4Q19
4Q20
Final consumers
Total energy carried

85
954
970
1,722
4,939
2,689
78
778
961
1,503
5,414
2,886
-8.2%
-18.4%
-0.9%
-12.7%
+9.6%
+7.3%
4Q19
4Q20
Residential
Industrial
Commercial
Rural
Other
Distributors

- Consumption by clients migrating from captive to Free market in 2020: **146GWh**
- Adjusted for this, variations would be:
  - Energy transported: up **9.8%**
  - Final consumers: down **3.3%**

22

2020: Consolidated operational costs and expenses

Operational expenses below the regulatory benchmark

-4.6%
22,475
21,431
PMSO
3,768
3,496
Purchase of energy, and Other costs
18,707
17,431
2019
2020

Manageable costs – changes, 2019–2020
3,768
5
121
12
26
30
125
77
3,494
-7,2%
2019
Personnel
Profit shares
Materials
Outsourced services
Post-retirement
Writeoffs/ impairment
Other
2020

- Write-offs and impairments totaled **R$ 125MM,**
  – mainly reflecting decommissioning of *Igarapé* thermal plant, and impairment in *Volta do Rio*.

23

4Q20: Consolidated operational costs and expenses

Operational expenses below the regulatory benchmark

+10.2%
5,749
6,333
PMSO
1,179
944
Purchase of energy, and Other costs
4,570
5,389
4Q19
4Q20

PMSO costs – 4Q20 vs. 4Q19
1179
45
70
8
15
0
125
92
944
-19,9%
4Q19
Personnel
Profit shares
Materials
Outsourced services
Post-retirement
Writeoffs/ impairment
Other
4Q20

Write-offs and impairments totaled **R$ 125mn**,

– mainly reflecting decommissioning of *Igarapé* thermal plant, and impairment in *Volta do Rio*.

24

Cemig D: 2020 Regulatory Opex and Ebitda

R$ mn

Opex

2,941
681
92
297
41
55
139
43
2,927
Regulatory Opex
PMSO
Profit shares
Post-retirement
Voluntary severance program
Fines, offsetting
Provisions
Doubtful debtors allowance
Opex, realized

Opex within regulatory target - by:

△ R$14 mn

Ebitda

2,396
6
14
125
2,291
Regulatory Ebitda
Other revenues
Opex
Losses
Realized Ebitda

△ R$105 mn

Ebitda – Realized / Regulatory:

2018	2019	2020
78.3%	86.6%	95.6%

25

Debt profile – consolidated

Debt profile – consolidated

Maturities timetable – Average tenor: 3.8 years

Net debt (Debt – Cash and securities): **R$ 9.2 bn**
Total net debt (Net debt – Hedge): **R$ 6.3 bn**

5,805
Cash + Securities
2,057
2021
1,209
2022
80
2023
8,372
2024
1,124
2025
1,449
After 2025

Main indexors

1%
15%
52%
32%
Dollar
IPCA
CDI
Others

(i) Debt in USD protected by hedge instrument, within an FX variation band – converted into % of Brazilian CDI rate.

Cost of debt – %

9.67
7.59
7.33
5.74
4.27
4.21
5.30
6.13
4.68
3.18
2.92
2.51
1.86
1.79
2018
Sep-19
2019
Mar-20
Jun-20
Sep-20
2020
Real
Nominal

Leverage – %

Total Net debt
Adjusted Ebitda
Total Net debt
Equity + Net debt
3.24
2.70
2.28
2.01
1.55
1.28
42.8
43.9
39.5
34.5
29.7
26.3
2018
2019
1Q20
2Q20
3Q20
2020

26

Stable cash flow

Strong cash generation in 2020

1,289
5,811
1,404
1,380
2,373
1,706
5,805
Cash + Securities 2019
Cash generated
Covid account
Court escrow deposit (Pasep+Cofins)
Financing / dividends
Investments
Cash + Securities 2020

27

Management's priorities

Opex within regulatory limit	✓ Achieved
Strengthening of Cemig D's Investment Program	✓ Achieved
DEC within regulatory limit	✓ Achieved
Optimization of capital allocation	✓ Partially achieved
Definitive solution for Renova	✓ Partially achieved
Renewal of concessions	In progress
Investment in renewable generation sources (wind and solar)	In progress
Non-technical losses – reduction to regulatory level	In progress
Restructuring of retirement benefit plans	In progress
Liability management for Eurobonds	In progress
Digital transformation	In progress
Growth in retail electricity sales	In progress

28

Expectations for 2021

Directives for future success

Organizational culture

Development of an organizational culture project
– further building/strengthening our corporate values.

Strategic planning

Conclude review of strategic planning, aiming for "focus to achieve":
– priority for generation, transmission and distribution businesses;
– seek leadership in client satisfaction, safety and efficiency

Management of debt

Continuous management – aim:
– lengthening of profile, lower cost,
– lower concentration of maturities, lower FX exposure.

Capital allocation

Commitment to maximize value through disinvestment, and allocation of capital with higher returns.

Digitalization

Modernize relationship with clients, suppliers and employees through
– updating of platforms, adoption of 'virtual assistants' and automation of processes.

29

26TH ANNUAL CEMIG MEETING WITH THE CAPITAL MARKETS

Cemig
28
April
YOU

30

CEMIG

NOSSA ENERGIA, SUA FORÇA

Investor Relations
Tel: +55 31 3506-5024
ri@cemig.com.br
http:/ri.Cemig.com.br

31

12.	4Q 2020 Financial Statements.

CONTENTS

REPORT OF MANAGEMENT FOR 2020	3
MESSAGE FROM MANAGEMENT	3
BRIEF HISTORY OF CEMIG	5
OUR BUSINESSES	8
CONSOLIDATED RESULTS	12
THE REGULATORY ENVIRONMENT	27
RELATIONSHIP WITH OUR CLIENTS	32
INVESTMENTS	34
CAPITAL MARKETS AND DIVIDENDS	36
PROPOSAL FOR ALLOCATION OF NET INCOME	38
CORPORATE GOVERNANCE	39
RELATIONSHIP WITH EXTERNAL AUDITORS	39
AUDITING AND MANAGEMENT OF RISKS	40
TECHNOLOGICAL MANAGEMENT AND INNOVATION	41
SOCIAL RESPONSIBILITY	43
RECOGNITION – AWARDS	56
APPRECIATION	58
CONSOLIDATED SOCIAL STATEMENT	59
COMPOSITION OF BOARD OF DIRECTORS, AUDIT COMMITTEE AND EXECUTIVE BOARD	61
STATEMENTS OF FINANCIAL POSITION	62
STATEMENTS OF INCOME	64
STATEMENTS OF COMPREHENSIVE INCOME	66
STATEMENTS OF CHANGES IN CONSOLIDATED EQUITY	67
STATEMENTS OF CASH FLOWS	68
STATEMENTS OF ADDED VALUE	70
NOTES TO THE FINANCIAL STATEMENTS	71
1. OPERATING CONTEXT	71
2. BASIS OF PREPARATION	82
3. PRINCIPLES OF CONSOLIDATION	107
4. CONCESSIONS AND AUTHORIZATIONS	109
5. OPERATING SEGMENTS	114
6. CASH AND CASH EQUIVALENTS	118
7. MARKETABLE SECURITIES	118
8. CUSTOMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS	119
9. RECOVERABLE TAXES	120
10. INCOME AND SOCIAL CONTRIBUTION TAXES	122
11. ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS	124
12. ESCROW DEPOSITS	125
13. REIMBURSEMENT OF TARIFF SUBSIDIES	125
14. CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES	126
15. CONCESSION CONTRACT ASSETS	131
16. INVESTMENTS	138
17. PROPERTY, PLANT AND EQUIPMENT	159
18. INTANGIBLE ASSETS	161
19. LEASING TRANSACTIONS	165
20. SUPPLIERS	168
21. TAXES PAYABLE AND AMOUNTS TO BE REIMBURSED TO CUSTOMERS	169
22. LOANS, FINANCING AND DEBENTURES	170
23. REGULATORY CHARGES	175
24. POST-EMPLOYMENT OBLIGATIONS	175
25. PROVISIONS	181
26. EQUITY AND REMUNERATION TO SHAREHOLDERS	191

27. REVENUE	199
28. OPERATING COSTS AND EXPENSES	203
29. FINANCE INCOME AND EXPENSES	205
30. RELATED PARTY TRANSACTIONS	206
31. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT	210
32. ASSETS AS HELD FOR SALE AND DISCONTINUED OPERATIONS	224
33. INSURANCE	226
34. COMMITMENTS	227
35. NON-CASH TRANSACTIONS	228
36. SUBSEQUENT EVENTS	228
Independent auditor’s report on individual and consolidated financial statements	230
OPINION OF THE AUDIT BOARD	238
DIRECTORS’ STATEMENT OF REVIEW OF THE FINANCIAL STATEMENTS	239
DIRECTORS’ STATEMENT OF REVIEW OF THE REPORT BY THE EXTERNAL AUDITORS ON THE FINANCIAL STATEMENTS	240
REPORT OF THE AUDIT COMMITTEE	241
CAPITAL BUDGET	244

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REPORT OF MANAGEMENT FOR 2020

Dear Shareholders,

Companhia Energética de Minas Gerais (‘Cemig’ or ‘the Company’) submits for your consideration the Report of Management, the Financial Statements, the Opinion of the Audit Board and the Report of the Company’s external auditors on the business year ended December 31, 2020, together with the statements of the executive officers who have reviewed the financial statements and the related report of the external auditors.

MESSAGE FROM MANAGEMENT

2020 will certainly go down in history for its singularity – the whole of society had to deal with the effects of a worldwide pandemic, with significant upheavals in people’s lives and behavior, and powerful impacts on the economic and social environment.

In March 2020, we set up our Coronavirus Crisis Management Committee, to ensure that decisions were taken fast, due to the rapid advance of the pandemic and its widespread, complex, systemic effects. We took various measures to protect our cash position, such as postponing investments, expenses, and payment of dividends, as well as renegotiating credits receivable from clients.

One of our great priorities was to ensure the safety and health of our employees: we put numerous measures in place, including adoption of home office working for a significant part of the workforce, and safety protocols in accordance with the health authorities’ proposals for our field teams. Unfortunately, some of our employees became victims of the pandemic. These are irreparable losses, a reason for extreme sadness and our solidarity with the families involved. We continue firmly to believe that respect for life is a non-negotiable asset for Cemig.

Our mission was to make it possible to continue to supply high quality energy to clients during the pandemic, also ensuring uninterrupted service to hospitals and other public services. In 2020 we achieved the best monthly average DEC outage rate in our history, down to 9.6 hours/year, or 9.4% better than in 2019.

And in this challenging environment, we again proved the resilience and sustainability of Cemig’s operations, also, in the financial dimension.

Our profile as an integrated company, with diversification of businesses across electricity generation, transmission, trading and distribution, gives us a solidity of financial structure, and reduces the risks involved with facing adverse scenarios – tending to produce greater stability in our results.

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Even considering the retraction of economic activity, with the partial or total shutdown of retailers and industry for a large part of the year, we closed 2020 with profit of R$2,864 million, and Ebitda, adjusted for non-recurring events, of R$5,694 million – or 29.64% more than in 2019.

We continue with our successful path of debt reduction: at the end of the year our Net debt/Ebitda was 1.3, showing the solidity of our financial position, and also attesting to our ability to generate cash flow.

In their assessments, the rating agencies recognized these results and improvements with increases in their ratings during the year. Even with the effects and uncertainties of the pandemic, Fitch and Moody’s both increased our overall credit ratings in the year, and in 2021 Standard&Poor’s also increased our ratings: from B to BB- on the global scale, and from A+ to AA+ plus on the Brazilian scale – a significant increase of three ‘notches’.

We maintain our continual quest for operational improvement and reduction of costs. This year, for the first time, we succeeded in bringing the operational expenses of our distribution business below the benchmark level established by the regulator, Aneel, for the purposes of tariff calculations. This is a result that should be celebrated, and which gives us even greater motivation to continue making the effort to increase our operational margins in the coming years, through reduction of non-technical energy losses and default. We have been doing this with increased inspections, and disconnections, and other measures producing efficiency, and expect this to enable us to achieve Ebitda higher than the regulatory reference level in the near future.

In the transmission business, we were successful in the tariff review process (RTP), with acceptance of our investments, and recognition of Cemig as one of the most efficient companies in the sector, in terms of operational costs compared to those of other transmission companies.

Due to the retraction in industrial and commercial activity, we suffered a higher impact from the pandemic in our energy trading business, with the need to offer flexibility in our contracts with our large clients – affecting the profitability of this business. These impacts, though, were temporary, and in the fourth quarter of 2020 we saw consumption returning to the levels expected in our planning.

In 2020 we invested R$2 billion, and we have a robust investment program in our principal businesses for the medium term: the highlight is distribution, in which we intend to invest approximately R$12 billion over the next five years. These significant investments will enable us to serve the clients of Minas Gerais better, and also to increase our regulatory remuneration base, generating more revenue, as well as reducing expenses on operation and maintenance of our assets.

Continuing our disinvestment program, at the beginning of 2021 we sold our remaining equity interest in Light, which produced cash inflow of R$1,372 million – improving our liquidity and thus our financial capacity to execute our investment program.

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We are recognized as a sustainable company, which concerns itself with the impact of its actions on the environment and on society – and we are also the company that most invests in culture in the State. We were once again included in the São Paulo Stock Exchange Corporate Sustainability Index, and in the Dow Jones Sustainability Index, in which we have been included since its creation in 1999. We are signatories of the UN Global Compact; and we have leading positions in several international and Brazilian sustainability ratings – representing recognition of the value of our shares from the point of view of sustainability.

Even living with the effects of the pandemic, we believe that in 2021 Brazil will already be presenting signs of economic recovery, which we confidently expect to have positive effects on our profitability.

Our Board of Directors and Executive Board, our body of managers, and our qualified workforce are committed and motivated to ensure the progress and sustainability of our operations, and with them, adequate return to stockholders, and delivery of the expectations of other stakeholders.

This results in our being optimistic in relation to Cemig’s future.

In preparation for this future, we concluded the review of our strategic planning at the beginning of 2021, centering on the objective of “Focus to Achieve”, giving priority to the regulated businesses of generation and transmission where we have stockholding control, seeking security and the highest levels of efficiency, through a modern and sustainable management.

Additionally, in 2020 we began development of a new project for our organizational culture. In this project we will strengthen and re-emphasize our corporate values and expected patterns of behavior, in a way that is convergent with our ethical principles, in a more harmonic and productive environment.

We take this opportunity to express our thanks to our employees, stockholders and other stakeholders for their joint and continuing efforts to maintain the recognition of Cemig as an outstanding major company in the Brazilian electric power sector.

BRIEF HISTORY OF CEMIG

Companhia Energética de Minas Gerais (‘Cemig’) is a listed company of mixed public- and private-sector ownership, controlled by the government of the Brazilian state of Minas Gerais. Its shares are traded on the exchanges of São Paulo, New York and Madrid (Latibex). Its market valuation at the end of 2019 was approximately R$23 billion. For the 21th year running, Cemig has been included in the Dow Jones Sustainability World Index (the ‘DJSI World’), for period 2020–21 – reflecting its established position as one of the world’s most sustainable companies. It continues to be the only energy company in Latin America that has been included in the DJSI World since that index was created, in 1999.

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Cemig operates in generation, transmission, distribution and sale of energy, energy solutions, technology solutions, telecommunications, data center services and natural gas distribution. The Cemig Group comprises: the holding company, Cemig, its wholly-owned subsidiaries Cemig Geração e Transmissão S.A. (‘Cemig GT’) and Cemig Distribuição S.A. (‘Cemig D’), and other entities – totaling 185 companies, 14 consortia and 2 FIPs (Equity Investment Funds), with assets and businesses in numerous states of Brazil.

Cemig monitors and supervises management and activities of the subsidiaries and affiliates, through active participation in their governance bodies, always applying the criteria of good governance and supporting the efforts for them to achieve the aims of their business plans.

Main indicators:

Other indicators:

Description	2016	2017	2018	2019	2020
GWh billed	43,083	42,499	43,563	42,214	39,402
Revenue (R$ ‘000)	18,773	21,711	22,266	25,487	25,228
Earnings per share – R$	0.35	0.84	1.17	2.10	1.89
Number of customers billed	8,260	8,347	8,409	8,514	8,697
Number of employees	7,119	5,864	6,083	5,596	5,254

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Our mission, vision and values

Mission

To provide the public with integrated solutions for clean and accessible energy in a way that is innovative, sustainable and competitive.

Vision

To be among the three best integrated energy groups in Brazil in terms of governance, financial health, performance of assets and satisfaction of clients.

Values

Respect for life; integrity; generation of value; sustainability and social responsibility; commitment and innovation.

Ethical Principles and Code of Professional Conduct

To provide a background of discipline for professional behavior, actions and decisions, Cemig has, since 2004, adopted its Statement of Ethical Principles and Code of Professional Conduct, which is available at http://www.cemig.com.br . This brings together 9 principles setting out the ethical conduct and values that are incorporated into our culture.

Area of operation

As the map below shows, Cemig operates in various regions of Brazil, with the greatest concentrated in the Southeast.

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OUR BUSINESSES

Generation

Historically, the great majority of Cemig’s generation plants have always used renewable energy sources. In February 2021, Brazil’s Mining and Energy Ministry (MME) extinguished the concession of Cemig’s Igarapé thermal generation plant, which had not been operating commercially since December 2019. With the exclusion of this plant, the entire 6,086 MW of Cemig’s installed capacity now produces electricity exclusively from renewable sources (hydroelectric, wind or solar).

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Including its subsidiaries, jointly-controlled entities and affiliated companies, on December 31, 2020, Cemig had 89 plants in operation, with installed capacity of 6,086 MW.

Cemig plants

Generating plant	Installed capacity (MW)*
Emborcação	1,192
Nova Ponte	510
Irapé	399
Três Marias	396
Salto Grande	102
Queimado	83.6
Rosal	55
Sá Carvalho	78
Itutinga	52
Camargos	46
Santo Antônio	553.4
Belo Monte	1,376.2
Aimorés	148.5
Amador Aguiar I	94.4
Amador Aguiar II	82.6
Funil	81
Igarapava	49.75
Eólicas	115.2
Geração Light	268.3
Baguari	47.6
Outras	355
6,086

* The figures for installed capacity represent Cemig’s proportional interest in each project.

Renegotiation of hydrological risk (Generation Scaling Factor-GSF)

On September 9, 2020, the Law 14,052 was issued, changing the Law 13,203/2015 and establishing new conditions for renegotiation of hydrological risk in relation to the portion of costs incurred due to the GSF, borne by the holders of hydroelectric plants participating in the Energy Reallocation Mechanism (MRE) since 2012, when there was a serious crisis in water sources.

The compensation to the holders of hydroelectric occurs through the extension of the concession period for generation grants and will be recognized as an intangible asset in exchange for a compensation of electricity costs.

This renegotiation represents important progress for the electricity sector, reducing levels of litigation – and also for Cemig, in that it enables extension of the periods of its generation concessions.

The periods of extension, published by the CCEE, which are still awaiting ratification by Aneel, indicate an extension of approximately 2 years for two of our principal power plants, Emborcação and Nova Ponte, and also extensions of seven years for the plants of Lot D – as well as extensions for the other plants where we hold an equity interest directly or through investees.

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Transmission

The subsidiary Cemig GT operates and maintains 39 substations and 4,930km of transmission lines, operating at 230kV, 345kV and 500 kV, as part of Brazil’s National Grid system. It also has assets that it operates and maintains in six substations of other transmission agents.

Cemig GT has transmission assets in 13 other companies, with whom it has operation and maintenance contracts, in 17 substations (of which three are not substations of Cemig GT), and 365 km of transmission lines.

A significant event for the Company’s activity in transmission, conclued on January, 2020, of 49% of the transmission company Companhia de Transmissão Centroeste de Minas Gerais (‘Centroeste’), which resulted in Cemig now holding 100% of the share capital of that investee. Centroeste operates a 75 km transmission line in Minas Gerais, the concession for which was auctioned in 2004 and is in force until 2035. There is more information on this in Note 16 to the Company’s 2020 financial statements.

Distribution

Cemig D is one of Brazil’s leading electricity operators. Its concession area covers 567,478 km², comprising approximately 96% of the State of Minas Gerais.

It is the largest distribution company in Latin America, with 545,706 km of distribution networks comprising 111,061 km in urban areas and 417,209 km in rural areas, and 17,436 km of distribution lines, with 8.7 million customers invoiced in 2020.

Cemig D also has the country’s highest percentage of low-income customers benefiting from the Brazilian Social Tariff – serving an average of 881,000 qualifying customers with this profile, or 12% of its total of customers in the residential category.

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Changes in Cemig D’s sub-transmission and distribution line in the last five years.

Energy trading

The companies of the Cemig group are the leaders in serving the Free Market. We have expanded our area of activity to other states, while consolidating our position by adding new clients in the states where we already work, of which the principal ones are Minas Gerais, São Paulo and Rio Grande do Sul. At present we have clients in 25 states.

In service to large Free Clients, Cemig’s leadership arises from a volume of sales equivalent to 16.67% of the entire Free Market.

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Cemig’s position in serving clients referred to as ‘special clients’ has increased each year, at an average of 15% p.a. over the last five years. Currently we have a 21.8% share of the market for incentive-bearing energy supply.

Sale and distribution of gas

Cemig also operates in sales and distribution of natural gas through its subsidiary Gasmig, which is the exclusive distributor for piped natural gas in the whole of the State of Minas Gerais. In 2020, Gasmig sold a total of 945,726,509 m³ of gas: 76% to industrial customers; 15% for thermal generation; and 9% to the automotive, residential and other sectors.

CONSOLIDATED RESULTS

(In Brazilian Reais)

The Covid-19 pandemic

The World Health Organization – WHO declared Covid-19 to be a pandemic on March 11, 2020. This led Brazil’s government authorities to adopt physical distancing as a means of containing spread of the virus, with negative impacts on a vast range of organizations, affecting their production processes, slowing down or stopping their supply chains, generating scarcity of labor, and closing stores, factories and facilities. In Brazil, several government measures were also imposed on the electricity sector to meet the demands of the crisis.

In response to the scenario as announced, Cemig created its Coronavirus Crisis Management Committee on March 23, 2020, with the aim of taking decisions to mitigate effects of the pandemic, protect Cemig’s employees and clients, and ensure that services continued to be provided.

We describe the impacts of the Covid-19 pandemic in more detail in Note 1e (Operational context) – to these financial statements. In spite of the impacts of the pandemic on Cemig’s balance sheets in 2020, we do not expect significant impacts over the long term.

Net income for the year

Cemig reports net income of R$2,864 million for 2020, compared to net income of R$3,194 million in 2019 (restated) – a year-on-year reduction of 10.33%. The following items describe the main variations between the two periods in revenues, costs, expenses and financial items.

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For 2020, we highlight the recognition of gains from adjustments related to the transmission business, as a result of: (i) Periodic Tariff Review adjustments; (ii) the harmonization of the sector’s accounting practices; and (iii) gain of 184.56% with positive result of equity method valuation of interests in non-consolidated investees.

Highlights of 2019 included: (i) recognition of R$1,984 million in tax credits of PIS, Pasep and Cofins taxes on ICMS payments, resulting from the successful legal action; partially offset by (ii) a provision of R$688 million for default on doubtful receivables from the investee Renova; and (iii) provisions of R$862 million for contingencies in legal actions on the applicability of social security contributions to profit-sharing payments. Additionally, the disposal of shares in Light, in July 2019 resulted in a gain, reported in discontinued operations, of R$224 million. All amounts mentioned are net of tax.

Ebitda (Earnings before interest, tax, depreciation and amortization)

Cemig’s consolidated adjusted Ebitda, with the removal of non-recurrent items, higher in 7.12% in 2020 compared to 2019, whereas the adjusted Ebitda margin higher from 18.92% to 19.81%. Consolidated Ebitda, measured according to CVM Instruction 527, higher 29.64% in 2020 compared to 2019, whereas the Ebitda margin was 23.14% in 2020 and 17.23% in 2019.

EBITDA - R$’000	2020	2019 (Restated)	Charge %
Net income for the period	2,864	3,194	(10.33)
+ Income tax and Social Contribution tax*	936	1,600	(41.50)
+ Net financial revenue (expenses)	905	(1,360)	(166.54)
+ Depreciation and amortization	989	958	3.24
= Ebitda according to “CVM Instruction 527” (1)	5,694	4,392	29.64
Non-recurrent items
+ Loss from discontinuing operations	-	(309)	-
+ PIS/Pasep and Cofins over ICMS	-	(1,428)	-
+ Impairment loss – Receivables from Renova	37	688	(94.62)
+ Result of business combination (note 16)	(52)	-	-
+ Periodic Tariff Review adjustments / Standardization of accounting practices (**)	(621)	(100)	521.00
+ Reversal of losses expected on receivables from Minas Gerais State (net of provisions made)	(178)	-	-
+ Tax provisions – Social Security contributions on profit sharing payments	-	1,183	-
+/- Asset settled and impairment	(5)	125	(104.00)
Ebitda Adjusted (2)	4,875	4,551	7.12

* The expense on income tax and the social contribution tax 2019 includes an items of R$85, presented at its net value in the figure for profit/loss of discontinued activities.

** R$429 as a result of the effect of the Periodic Tariff Review, excluding the effect of the changes in accounting practices for the sector; and R$192 arising from the standardization of the sector’s accounting practices.

(1)	Ebitda is a non-accounting measure prepared by the Company, reconciled with its consolidated financial statements in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Instruction 527 of October 4, 2012. It comprises: net income adjusted for the effects of net financial revenue (expenses), depreciation, amortization and income tax and the social contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net income or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

(2)	The Company adjusts the EBITDA measured according to CVM Instruction 527 removing non-current items, which, because of their nature, do not contribute towards information on the potential of future cash generation, since they are extraordinary items.

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The higher adjusted Ebitda in 2020 than in 2019 mainly reflects the increase in the operational revenue, mostley in the distribution segment and the higher revenue of equity method valuation. The increase in Consolidated Ebitda, measured according to CVM Instruction 527/2012, mostly reflects the increase on non-recurring events as showed above.

Comments on the main variations in elements of the result:

Revenue from supply of energy

Total revenue from supply of energy in 2020 was R$26,432 million, 1.84% lower than in 2019 (R$26,928 million).

Final customers

Total revenue from energy sold to final customers, excluding Cemig’s own consumption, in 2020 was R$23,018 million, or 4.30% lower than the figure for 2019 of R$24,052 million.

Main factors:

§  The annual tariff adjustment for Cemig D, effective May 28, 2019 (full effect by June 30, 2020) resulting in an average increase in customer tariffs of 8.73%;

§	decline of 6.62% in sales to the final customers category mainly for industrial and commercial sector;

Cemig’s energy market

The total for sales in Cemig’s consolidated energy market comprises sales to: (i) Captive customers in Cemig’s concession area in the State of Minas Gerais; (ii) Free Customers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL); (iii) other agents of the energy sector – traders, generators and independent power producers, also in the Free Market; (iv) Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and (v) the Power Trading Chamber (Câmara de Comercialização de Energia Elétrica – CCEE), eliminating transactions between companies of the Cemig Group.

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This table details Cemig’s market and the changes in sales of energy by customer category, comparing the period from January to December, 2020 to the same period in 2019:

Revenue from supply of energy

	2020			2019			Charge %
	MWh (2)	R$ (in million)	Average price billed (R$/MWh) (1)	MWh (2)	R$ ( in million)	Average price billed (R$/MWh) (1)	MWh	R$
Residential	10,980,626	9,875	899.31	10,538,342	9,668	917.41	4.20	2.14
Industrial	12,731,167	4,171	327.62	14,873,005	4,760	320.04	(14.40)	(12.37)
Commercial, Services and Others	8,571,078	4,979	580.91	9,335,454	5,439	582.62	(8.19)	(8.46)
Rural	3,766,186	2,190	581.49	3,795,197	2,058	542.26	(0.76)	6.41
Public authorities	713,984	522	731.11	904,879	654	722.75	(21.10)	(20.18)
Public lighting	1,242,760	550	442.56	1,357,293	614	452.37	(8.44)	(10.42)
Public services	1,362,402	722	529.21	1,371,992	725	528.43	(0.70)	(0.55)
Subtotal	39,368,203	23,009	584.46	42,176,162	23,918	567.10	(6.66)	(3.80)
Own consumption	34,089	-	-	37,827	-	-	(9.88)	-
Unbilled retail supply, net	-	9	-	-	134	-	-	(93.28)
	39,402,292	23,018	584.18	42,213,989	24,052	569.76	(6.66)	(4.30)
Wholesale supply to other concession holders (3)	13,906,848	3,363	241.82	11,919,773	2,943	246.90	16.67	14.27
Wholesale supply not yet invoiced, net	-	51	-	-	(67)	-	-	(176.12)
Total	53,309,140	26,432	495.82	54,133,762	26,928	497.43	(1.52)	(1.84)

(1)	The calculation of the average price does not include revenue from supply not yet billed.
(2)	Data not audited by external auditors. .
(3)	Inclui Includes Regulated Market Energy Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

The following factors that contributed significantly to the decreased of 1.52% on the volume of energy sold are:

§	the volume of energy sold to the industrial customer category was 14.40% lower. This result comes from: a reduction of 25.6% in the Captive Client segment, mainly due to migration of clients to the Free Market; and a reduction of 12.3% in the Free Market, mainly, to the Covid-19 pandemic restrictive measures in 2020;

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§	8.19% year-on-year decline in the volume of supply sold to the commercial customer category. This reflects volume billed to captive customers of Cemig D 15.9% reduction in the year, and volume billed by Cemig GT and its wholly-owned subsidiaries to Free Clients in Minas Gerais and other states 1.6% higher than in 2019. It also reflects the strong impacts, mainly, due to the Covid-19 pandemic containment measures;

§	residential consumption was 4.20% higher from January to December, 2020 than to the same period in 2019. In our assessment this can be explained as reflecting the growth of 2.1% new customer units.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free Customers the Tariff for Use of the Distribution System (TUSD), on the volume of energy distributed. In 2020, this was R$3,022 million, compared to R$2,722 million in 2019 - year-on-year increase of 11.02%. This difference mainly arises from the Company’s annual tariff adjustment, in effect from May 28, 2019 (full effect by June 30, 2020), which was an increase of 15.47% for free clients, plus the effects of the Company’s annual tariff adjustment in force from June 1, 2020, which respectively affected Free Clients with increases 5.74%. Additionally, the volume of energy transported in 2020 was 4.42% higher than the same period of 2019.

	MWh
	2020	2019	Charge %
Industrial	18,612,418	17,723,153	5.02
Commercial	1,299,871	1,319,934	(1.52)
Rural	31,835	17,226	84.81
Concessionaires	315,142	341,427	(7.70)
Total	20,259,266	19,401,740	4.42

CVA and Other financial components in tariff adjustments

These items are the recognition of the difference between actual non-controllable costs (in which the contribution to the CDE – the Energy Development Account and energy bought for resale, are significant components) and the costs that were used in calculating rates charged to customers. The amount of this difference is passed through to customers in the next tariff adjustment of Cemig D (the distribution company).

In 2020 this represented a gain (posted in revenue) of R$455 million, whereas in the same period in 2019 it produced a revenue gain of R$58 million. This higher revenue in 2020 compared tod 2019, arises mainly from higher cost of energy from Itaipu, due to the higher US dollar exchange rate and higher expenses on the National Grid.

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For further details, see Note 14.

Transmission concession revenue

The Company’s transmission revenue comprises the sum of revenues recorded for construction, strengthening, enhancement, operation and maintenance, as specified in the transmission contracts. Under the concession contracts, Annual Permitted Revenues (RAPs) of the existing electricity system, and those involved in tenders. These are updated annually, based mainly on the inflation index specified in the contract (the IPCA and IGP-M indices). Subsequently, all strengthening and enhancement works that are implemented upon specific authorization by Aneel result in the constitution of a new component of RAP.

This infrastructure operation and maintenance revenue was R$279 million in 2020, or 20.74% less than 2019 (R$352 million - Restated). Revenues posted for construction, strengthening and enhancement of infrastructure totaled R$201 million in 2020, 35.58% less 2019 (R$312 million - Restated). This mainly reflects the lower investments in transmission in 2020, as a result of new decisions on investments in small-scale improvements, due to the alterations in regulations, and the suspension of contracts with suppliers of strengthening works. At the same time, revenues from financial remuneration of transmission contract assets were 33.54% higher in 2020, at R$438 million, compared to R$328 million in the (re-presented) results for 2019 – mainly reflecting the increase in the remuneration base of the assets linked to Contract 006/1997, as from the Periodic Tariff Review (RTP) ratified by Aneel on June 30, 2020.

The tariff review effected in June 2020 for Contract 006/1997 resulted in recognition of revenue of R$529 million, comprising R$322 million for new assets in the National Grid, and R$207 million for existing assets in the National Grid, corresponding to the extension of the concessions, under Law 12,783/13, which were included in the regulatory remuneration base. In December 2020, contract 079/2020 was also submitted to the periodic tariff review, and this resulted in recognition of revenue of R$23 million (R$22 million net of PIS/Pasep and Cofins taxes). The revenues resulting from the periodic tariff reviews reflect, principally, the change in the rate of regulatory remuneration for the transmission activity, and remeasurement of the New Replacement Value (Valor Novo de Reposição – VNR) of the regulatory remuneration base (BRR).

Additionally, these revenues were impacted by the increase in annual RAP, in July 2020, and includes the effects of inflation and also new revenues resulting from investments authorized.

More details in Note 14 of these financial statements.

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Revenue from transactions in the Power Trading Chamber (CCEE)

Revenue from energy sales on the CCEE (Power Trading Chamber) was R$154 million in 2020, compared to R$432 million in 2019, an reduction of 64.35%. This reduction is principally due to the to the reduction of GSF with the worsening of hydrological conditions in 2020.

Reduction of 22.07% in the average spot price (PLD), which was R$176.98/MWh in 2020, compared to R$227.10/MWh in 2019.

Revenue from the mechanism for the sale of energy surplus

The revenue from the mechanism for the sale of energy surplus (MVE) were R$234 million in 2020, relating to offers of supply made at the end of 2019 by Cemig D. This mechanism is an instrument regulated by Aneel enabling distributors to sell overcontracted supply – the energy amount that exceeds the quantity required to supply captive customers.

Revenue from supply of gas

Cemig reports revenue from supply of gas totaling R$2,011 million in 2020, compared to R$2,298 million in the same period in 2019 – 12.49% lower YoY. This basically reflects the reduction in the price of gas, which was passed through to customers – since the volume of gas sold was in fact 16.28% lower (at 945,727m³ in 2020, vs. 1,129,653m³ in 2019), – under the influence, mainly, of the thermoelectric power generation and industrial sector, in which consumption was 51.31% and 3.32% lower, respectively. The effect of lower volume of gas sold was partially offset by the average reduction in the cost of gas and higher margen.

Construction revenue

Infrastructure construction revenue in 2020 was R$1,636 million, or 26.72% more than the same period in 2019 (R$1,291 million - restated).

This variation is mainly due to the execution of a larger proportion of the Investment Plan budget in assets related to distribution concession infrastructure, especially those related to the medium- and low- voltage and sub-transmission networks. For the assets related to transmission infrastructure, the difference arises mainly from lower investment in transmission in 2020, due to the redefinition of investments in small improvements, and to regulatory changes and the suspension of contracts with suppliers of reinforcement works.

PIS/Pasep and Cofins taxes credits over ICMS

The credits of PIS/Pasep and Cofins taxes (previously erroneously charged to include the amounts of ICMS taxes paid or due), totaling R$1,428 million, resulted from the success in the Company’s legal action questioning the inclusion of ICMS tax in these amounts, and is backdated to July 2003. For more information please see Note 9.

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Other operating revenues

The Other operating revenues line for the Company and its subsidiaries in 2020 totaled R$1,709 million, compared to R$1,723 million in 2019 – 0.81% lower YoY. See Note 27 for a breakdown of other operating revenues.

Taxes and regulatory charges reported as Deductions from revenue

The taxes and charges that are recorded as deductions from operating revenue totaled R$11,722 million in 2020, or 5.09% less than 2019 (R$12,351 million - restated).

Customer charges – the ’Flag’ Tariff system

The ‘Flag’ Tariff bands are activated as a result of low levels of water in the system’s reservoirs – tariffs are temporarily increased due to scarcity of rain.

Income from charges to the customer related to the ‘Flag’ Tariff bands was lower in 2020, at R$149 million, or 49.32% less than in 2019 (R$294 million).

The difference reflects the application of the ‘yellow’ tariff flag in December 2019 (affecting the billing of January 2020), and January 2020. Aneel exceptionally ruled a temporary suspension of the systematic application of the flag tariff system, and set the ‘green’ flag until December, 31, 2020.

The difference reflects the application of the ‘yellow’ tariff flag in May, July and October (influencing billing in June, August and November 2019, respectively) and red flag in August and September 2019, resulting in increase on charges for the year.

Other taxes and charges on revenue

The deductions and charges with the most significant impact on revenue are mainly taxes, calculated as a percentage of sales revenue. Thus their variations are, substantially, in proportion to the variations in revenue.

Operating costs and expenses (excluding financial income/expenses)

Operating costs and expenses totaled R$21,432 million in 2020, or 4.64% less than in 2019 (R$22,475 million). See more on the breakdown of Operating costs and expenses in Note 28.

The following paragraphs comment on the main variations:

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Employee profit sharing

The expense on employees’ and managers’ profit sharing was R$142 million in 2020, compared to R$263 million in 2019. This basically reflects the change in the criteria for calculation of profit-sharing amounts between the two periods, in accordance with the Collective Agreements related to Cemig’s Profit Sharing Program in 2019 and 2020.

Outsourced services

The expense on outsourced services in 2020 was R$1,265 million, or 2.10% more than the expense of R$1,239 million in 2019. The main impacts arise from the factors detailed below, basically prioritizing action and expenses for Cemig D, to reduce outages and improve customer service quality.

§	The expense on maintenance and conservation of electrical facilities and equipment of Cemig D increased 9.65% year-on-year, from R$404 million in 2019 to R$443 million in 2020.

§	Expenses on conservation and cleaning of power line pathways, access roads and firebreaks of Cemig D were 22.95% higher year-on-year, at R$75 million in 2020 vs. R$61 million in 2019.

§	Expenses on tree pruning were 4.35% higher, at R$48 million in 2020, compared to R$46 million in 2019.

§	Expenses on inspection of consumer units 150.00% higher in 2020, at R$35 million, compared to R$14 million in 2019.

Energy purchased for resale

The expense on energy purchased for resale in 2020 was R$12,111 million, or 7.31% more than in 2019 (R$11,286 million). The difference is mainly:

§	Expense on supply from Itaipu was 39.26% higher, at R$1,990 million in 2020, compared to R$1,429 million in 2019. The difference is mainly due to the increase of 31.8% in the average dollar quotation in 2020 compared to 2019 (R$5.23 and R$3.97, respectively), which has contributed to the rise in dollar energy price per KW (US$28.41/KW in 2020 and US$27.71/KW in 2019);
§	Higher expenses on distributed generation (‘geração distribuída’) of 227.54%: R$678 million in 2020, compared to R$207 million in 2019. This reflects the higher number of generation units installed (63,845 in December 2020, compared to 31,172 in December 2019); and the higher volume of energy injected into the grid (1,008,589,663 MWh in 2020, compared to 412,290,475 MWh in 2019);
§	expenses on energy acquired at auction in the regulated market by Cemig D were 10.36% higher, at R$3,334 million, compared to R$3,021 million in 2019. This increase reflects volume of energy acquired;
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§	The expense on purchase of supply at the spot price was lower 20.63% in 2020, at R$1,497 million, than 2019 (R$1,886 million). The result expressed for spot-price supply is the net balance between revenues and expenses of transactions on the Power Trading Chamber (CCEE). The lower figure is mainly due to the average spot price (PLD) being 22.06% lower, at R$177.00/MWh in 2020, compared to R$227.10/MWh in 2019, and also the position assumed by Cemig D in 2020, which was a creditor due to the lower consumption caused by the pandemic, contrasting with the position assumed in 2019.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment. For more details please see Note 14.

Charges for use of the transmission network

Charges for use of the transmission network in 2020 totaled R$1,748 million, compared with 2019 (R$1,426 million), an higher of 22.58%.

These charges are payable by energy distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by a Resolution from the Regulator (Aneel).

The higher figure is mainly due to the annual adjustment in charges for use of the National Grid, which usually takes place in July, and had an higher effect of approximately 27.4% in 2020.

This is a non-manageable cost in the distribution activity: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment. More details see note 14.

Operating provisions

Operating provisions in 2020 totaled R$423 million, or 82.38% less than 2019 (R$2,401 million). This arises mainly from the following factors:

§	recognition of an estimated loss on realization of the receivables from Renova, in the amount of R$688 million, after an assessment of the investee’s credit risk.

§	provisions for employment-law legal actions amounting R$46 million in 2020, compared to R$136 million in 2019. The difference arises mainly from suspension of requests relating to differences in the basis for calculation of additional payment for hazardous work, in recognition of the effects of Supreme Court Precedent Judgment 1,046, which ruled that: (i) monetary adjustment applied to employment-law liabilities should be by the IPCA-E index in the pre-judicial phase, and as from service of notice, by application of the Selic rate; and (ii) that the Reference Rate (TR) is not applicable to any employment-law obligations;

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§	variation of provisions for taxes, which represented the recognition of R$75 million in 2020, compared to recognition of R$1,228 million in 2019. This variation results, mainly, of the Company’s reassessment, based on the opinion of its legal advisers, of the chances of loss on administrative and court proceedings opened against the Company relating to social security contributions on the payment of profit shares to its employees, alleging that Company did not previously establish clear and objective rules for the distribution of these amounts. For further details, please see Note 25.

§	Expected losses on doubtful receivables from clients 38.24% lower, at R$147 million in 2020, compared to R$238 million in 2019. This difference mainly reflects reversal of R$210 million on expected losses for debts for energy consumption and services owed by the direct and indirect administration of Minas Gerais State that will be able to be offset against ICMS tax owed to the state, under State Decree 47,908/2020. For more information, see Note 8.

Personnel

The expense on personnel in 2020 was R$1,276 million, or 0.31% more than 2019 (R$1,272 million). This variation results, mainly:

§	Reduction of 6.11% in the avarage number of employees in 2020 compared to 2019, 5.254 and 5,596, respectly;
§	Recognition, in 1H20, of a cost of R$59 million on voluntary retirement plans, compared to R$21 million in 1H19; and
§	Salary increase of 2.55% under the Collective Work Agreement, as from November 2019.

Construction cost

Infrastructure construction costs in 2020 totaled R$1,581 million, or 31.75% more than 2019 (R$1,200 million). The difference mainly arises the higher volume of investments in 2020, compared to 2019.

This line records the Company’s investment in assets of the concession in the period, and is fully offset by the line Construction revenue, in the same amount.

Gas bought for resale

In 2020, the Company recorded an expense of R$1,083 million on acquisition of gas, 24.58% less than its comparable expense of R$1,436 million in 2019. This basically reflects the reduction in the price of gas, which was passed through to customers – since the volume of gas sold was in fact 16.28% lower (at 945,727m³ in 2020, vs. 1,129,653m³ in 2019), – under the influence, mainly, of the thermoelectric power generation and industrial sector, in which consumption was 51.31% and 3.32% lower, respectively.

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Post-employment obligations

The Company’s post-retirement obligations were 7.35% higher in 2020, than 2019, being R$438 million and R$408 million, respectively. This is mainly the result of higher in the discount rate used in the actuarial calculation in 2019 – which increased the amount of the actuarial liabilities in 2020, and consequently the scale of the expense reported.

Share of (loss) profit, net, of associates and joint ventures

The result of equity method valuation of interests in non-consolidated investees was a gain of R$357 million in 2020, compared to a loss of R$125 million in 2019 (185.60% higher in 2020, than 2019), as a result, mainly, of the increase of 135.24% in the investee TAESA’s result, which was R$210 million in 2019 and R$494 million in 2020. The higher result in Taesa was due to a higher gain on updating of the financial asset of the concession, since one of the principal indexors of this asset, the IGP-M inflation index, was 23.14% in 2020, compared to 7.32% in 2019.

The breakdown of the results from the investees recognized under this line is given in detail in Note 16.

Net financial revenue (expenses)

Cemig reports net financial expenses in 2020 of R$905 million, compared to net financial expenses of R$1,360 million in 2019. The main factors are:

§	lower FX variation on loans in foreign currency – which in 2020 represented a financial expenses of R$1,742 million, compared a financial expense of R$226 million in 2019. The difference mainly reflects the increase in the exchange rate for the dollar against the Real in 2020 (an increase of 29%, compared to an increase of 4% in 2019) with a negative effect on the principal of the debt in foreign currency (Eurobonds);

§	Interest on the loan in foreign currency 28% higher in 2020, at R$850 million, compared to R$664 million in 2019, reflecting the increase of 29% in the exchange rate of the dollar against the Real (to R$5.19/R$ in 2020, from R$4.03/US$ in 2019);

§	higher gain on the hedge transaction contracted to protect the Eurobond issue from exchange rate variation: the gain in 2020 was R$1,753 million, compared to a gain of R$998 million in 2019. The difference mainly reflects the increase in US dollar future prices, which resulted in an increase of the fair value of the options (call spreads) and in the asset side of the interest rate swap, and also the lower future curve of the Brazilian indexer, the DI rate (the liability side of the swap); and

§	Monetary updating of the PIS/Pasep and Cofins taxes credits over ICMS, adding up to R$1,580 million in 2019. For more information see Note 9.

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For a breakdown of financial revenues and expenses please see Note 29.

Income tax and social contribution tax

In 2020, the expense on income tax and the social contribution tax totaled R$936 million, on pre-tax profit of R$3,801 million, an effective rate of 24.63%. In 2019, the expense on income tax and the social contribution tax was R$1,600 million, on pre-tax profit of R$4,570 million (restated) an effective rate of 35.01%.

These effective rates are reconciled with the nominal tax rates in Note 10.

Liquidity and capital resources

Our business is capital-intensive. Historically, we have a need for capital to finance the expansion and modernization of the existing generation, transmission and distribution facilities.

Our liquidity requirements are also affected by our dividend policy. We finance our liquidity and capital needs principally with cash generated by operations and funds from financing.

Cash and cash equivalents

Cash and cash equivalents at December 31, 2020 totaled R$1,680 million, compared to R$536 million on December 31, 2019. No cash nor cash equivalents were held in any other currency than the Real. The main components of this variation:

Cash flow from operations

Net cash generated by operational activities in 2020 was R$8,609 million, compared to R$2,037 million in 2019. The higher figure in 2020 mainly reflects the amounts received in the year of: (i) R$1,404 million from the Covid Account, and (ii) R$1,383 million in release of court escrow deposits as a result of the successful legal action challenging the charging of Pasep and Cofins taxes on amounts paid in ICMS tax. In 2020 the Company began offsetting, against federal taxes payable, of the credits of PIS/Pasep and Cofins taxes (originally charged on amounts of ICMS tax also paid by the Company) that resulted from the Supreme Court judgment. This resulted in a lower outflow of cash for payment of taxes – totaling R$240 million in 2020 – than in 2019 (R$1,767 million).

Cash used in investment activities

The Company used net cash of R$5,077 million in investment activities in 2020, compared to net cash of R$1,189 million in 2019. This change basically reflects the higher volume of funds transferred to investments in securities in 2020 (R$3,368 million in 2020, compared to R$79 million in 2019), as a result of the higher volume of cash available in 2020.

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Cash flow in financing activities

Financial activity in 2020 consumed net cash flow of R$2,387 million, comprising: R$2,531 million in amortization of financings, R$826 million in new funding received; R$84 million in leasing payments; and R$598 million in dividends and Interest on Equity paid to shareholders.

Cash consumed by financing activities in 2019 was R$1,203 million, comprising R$4,883 million in amortization of financings, R$4,477 million in new funding received; R$96 million in leasing payments; and R$701 million in dividends and Interest on Equity paid to shareholders, 14.69% higher than 2020.

Funding and debt management policy

In 2020, especially after the first quarter, with the worsening of the crisis and uncertainties caused by the pandemic, the local market began to be more selective, with less availability of credit and higher spreads – but this scenario improved gradually, until conditions were better over the fourth quarter.

Within this scenario, Cemig showed resilience and maintained adequate liquidity for dealing with the crisis. We saw discrete variation in the company’s market, and in default. We also benefited from a major liquidity event, with the release of the funds deposited in escrow, and also receipt of funds under the ‘Covid Account’, with no funds raised directly in its subsidiaries, Cemig D and Cemig GT. Continuing continued to improve its credit quality, amortizing a significant volume of debt in 2020. In Cemig D, a total of R$812 million in debt was amortized; in Cemig GT, R$807 million; in Gasmig, R$902 million; and in Centroeste, R$10 million.

In September 2020 Gasmig accessed the capital markets, issuing R$850 million in Infrastructure Debentures, to roll over the same amount in previously issued Notes, lengthening its debt profile without increasing its gross debt. This issue was priced at IPCA inflation +5.27%, with final maturity at 11 years.

Corroborating these improvements, the principal international risk rating agencies made further upgrades in their credit risk ratings for Cemig, Cemig GT and Cemig D, recognizing the success in implementing measures that improve these companies’ credit quality – improvement of the liquidity profile, sale of assets, refinancing of debts, greater operational efficiency, and increase in Ebitda, combined with a prudent strategy for management of liabilities. In 2020, Moody’s raised its rating for the Company on the Brazilian scale to A1, and on the global scale to Ba3; and Fitch increased its ratings on the Brazilian scale to AA-, and on the global scale to BB-. Further perception of the improvement came in January 2021, when Standard&Poor’s increased Cemig’s ratings on the Brazilian scale to BB-, and on the global scale to AA+.

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This table shows Cemig’s ratings with the three principal agencies:

The details of funding raised, including costs and maturities, are given in Note 22.

Both the Eurobonds and the domestic debentures and loan agreements have financial covenants that limit the capacity of Cemig, Cemig D and Cemig GT to contract debt. The Company is confident that with continuing disinvestment, and the consequent reduction in leverage, and with operational efficiency, these financial covenants will be complied with.

The Company’s debt on December 31, 2020 totaled R$15,021 million, with average tenor of 3.8 years.

This chart shows the present amortization timetable:

Debt amortization timetable

Position at December 2020 (R$ million)

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The composition of the debt is a reflection of the sources of funds available to its subsidiaries: there is a significant portion indexed to the CDI rate, and also in foreign currency – the foreign currency commitments are hedged to express them in terms of the CDI rate, to protect Cemig GT’s Eurobonds against exchange rate variation. The average cost of the Company’s debt is 1.79% p.a. in real terms, and 5.30% p.a. nominal.

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Main indexors of debt at December 31, 2020

THE REGULATORY ENVIRONMENT

Our operations are highly regulated, and supervised by the federal government, through the Mining and Energy Ministry (MME), Aneel (the Brazilian Energy Regulator) and the National System Operator (ONS), as well as other regulatory authorities. The MME, Aneel and the ONS have discretionary authority to implement and change the policies, interpretations and rules applicable to various aspects of our business, particularly operations, maintenance, health and safety, compensation and inspection.

Brazil’s federal government has implemented policies that have a wide-ranging impact on the Brazilian energy sector, in particular electricity. As part of the restructuring of the industry, Federal Law 10,848, of March 15, 2004 (‘the New Industry Model Law’) introduced a new regulatory structure for the Brazilian power industry.

Energy Generation

2020 was one more year of low hydrology in Brazil’s national grid. Average affluent natural energy (ANE) in the year was 76% of the historic average, compared to 74% in 2019. In spite of the hydrology lows, the effects of the quarantine measures for the pandemic reduced energy consumption in the National Grid, and resulted in a recovery in reservoir levels, which reached 60% at the end of the rainy period and during the dry period, there was rapid depletion, leading the reservoirs of the grid’s to levels near historic lows.

The average spot price (PLD) in the Southeast in 2020 was R$ 176.98/MWh, 22.07% lower than 2019 (R$227.10/MWh). In spite of the weaker hydrology, the reduction of energy consumption during the pandemic led prices in the first half of 2020 close to their minimum, contributing to variation of the spot price in the period. The Generation Scaling Factor (GSF) was lower than in 2019, averaging 0.83 in 2020, compared to 0.91 in 2019.

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Energy distribution

The Annual Tariff Adjustment – Cemig D

Cemig D’s Tariff Adjustment is made in May of each year. Every five years, under the concession contract, there is also an overall Periodic Tariff Review, also in May. The aim of the tariff adjustment is to pass on the non-manageable costs in full, and to provide inflation adjustment for the manageable costs which are established in the Tariff Review. Manageable costs are adjusted by the IPCA inflation index, less a deduction factor known as the X Factor, intended to capture productivity improvement, under a methodology using the price-cap regulatory model.

On May 15, 2020, with the public calamity situation arising from the Covid-19 pandemic, the company applied to Aneel for deferment of application of the result of its tariff review process until June 30, 2020, to mitigate the effects on consumers in its concession area. The tariff in effect from May 2019 was extended. On June 25, 2020, the Council of Aneel finally approved the adjustment of Cemig’s tariffs, with an average impact of 4.27%.

On August 5, 2020, the company submitted to Aneel a proposal for reimbursement of R$714 million to consumers in its concession area, equal to the financial component of the credit of PIS and Cofins taxes that Cemig has receivable under the ICMS court judgment, to help keep consumer tariffs lower at a moment when the whole of society was seeking to reduce the impacts of the pandemic. On August 18, 2020, Aneel approved a tariff adjustment with this component of reduction.

The level approved represented an average tariff reduction of 0.0%: the adjustment due to variation in ‘Portion B’ (manageable) costs, of 0.84%, was offset by the same negative percentage relating to the variation in non-controllable costs, plus the partial reimbursement of the PIS and Cofins tax credits referred to in the previous paragraph.

It is important to note that of the amount charged to clients in their electricity bills, only 22.1% stays with the Company for remuneration of investment, depreciation and the concession holder’s costs: this portion is referred to as Portion B. The other 77.9% is passed through to the consumer to cover the Company’s non-manageable costs, a major component of which is purchase of power supply, and taxes.

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Revenue Management

Cemig’s project to deliver energy bills by email had reached 474,000 customers by the end of 2020, 54.90% more than at the end of 2019 (306,000). This is an important initiative in sustainability, and also has a direct effect on customer satisfaction, providing a sentiment of contributing to preservation of the environment.

Management of payments and revenue collection

2020 was especially challenging for Cemig due to the completely unprecedented nature of the effects of the Covid-19 pandemic on its mechanisms of collection of amounts payable by clients.

The tightest moment was in the second quarter, under the effects of actions restricting mobility, limiting the employment of collection tools, especially including disconnection – which was prohibited temporarily by Resolution 878/20 and Federal Law 14,015/20) – and the strong retraction in the economy.

Receivables Collection Index (quarterly averages)

Indices began to improve only slowly, as from May and June, stabilizing in the third quarter, at a collection level higher than 97%, also as a result of the postponement plan for mitigating default.

The plan was based on daily monitoring of the indicators of revenue collection and default, with intensification and improvement of collection tools, widening of channels of communication, and flexible extension of the rules for payment by installments, applying sensitivity to the income situation of families during the pandemic.

In 2020 Cemig D posted provisions of R$135 million for default, which was R$64 million lower than in the previous period, reflecting the effects of the actions referred to above, and also: mitigation of the credit risk on amounts receivable from the Minas Gerais State government, as a result of the negotiation to offset past due energy consumption receivables up to 2019 with credits of ICMS tax (collected by the state), under a State Law approved in 2020.

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Management of power losses

The indicator Total losses in distribution (IPTD) in 2020 was 12.57% in relation to the total energy injected into the distribution system. This was a reduction of 0.22% compared to the result of 12.79% for 2019. The IPTD for 2020 is made up of 8.77% in technical losses and 3.80% in non-technical losses. This is above the target set by Aneel for Cemig D in the current tariff cycle (2018–2022), which is 11.43% for 2020, and will be 11.20% at the end of 2022.

Cemig D has made significant investments in strengthening its electricity system at high, medium and low voltage to reduce technical losses: four new substations were energized in 2020, and medium-voltage networks were reconfigured.

Non-technical losses – energy consumed and not billed due to fraud, illegal connections, deficient metering, errors in client registry and other failings – are usually expressed as a percentage of the low-voltage billed market (the basis adopted by Aneel).

Seeking to accelerate reduction in the levels of non-technical losses, Cemig D made 484,000 inspections at consumer units throughout Minas Gerais state in 2020, or 58% more than the physical number of inspections made in 2019.

Through its Integrated Metering Center, Cemig remotely monitors large captive and free clients for high, medium and low voltage supply (220 clients at high voltage, approximately 15,000 clients at medium voltage, and 25,000 clients at low voltage). This ‘bullet-proofs’ approximately 60% of the energy billed by Cemig D. This ‘bullet-proofing’ aims to identify and prevent attempts to carry out or repeat fraud in the metering systems.

A series of additional measures is being taken for 2021, aiming to significantly reduce non-technical losses, with a target of coming within the regulatory threshold. These include maintaining a high level of inspections of consumers, replacement of obsolete meters, and re-registry of 1.2 million points of public illumination.

Energy transmission

Because it acts in a regulated market, Cemig GT’s revenue from the transmission assets is set by Aneel. The amount of this revenue is updated in three ways: by the Periodic Review, the Annual Adjustment, and the possibility of an Extraordinary Review. Similarly to the distribution company, Cemig GT works with the regulatory body seeking recognition of its costs, in the processes of review, adjustment and ratification of the Annual Permitted Revenues (RAPs) for new assets.

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The annual adjustment of transmission revenue takes place on July 1 of each year, except when there is a Periodic Tariff Review. This process aims to (i) adjust the approved RAP by the adjustment index specified in each concession contract; (ii) add a component of new RAP for improvements that have started commercial operation in the tariff cycle in question (July of the previous year to June of the year of the adjustment); and (iii) calculate the Adjustment Amount. The regulatory model adopts the revenue cap method, setting a ceiling for revenue for transmission in each period.

In Brazil, this variable is called RAP (Permitted Annual Revenue). The review of this amount for Cemig GT (Concession Contract 006/1997) for the 2018–23 cycle was finally confirmed by Aneel in July 2020, simultaneously with adjustment of the RAP for 2020 21 – the results were published in Confirming Resolution (Resolução Homologatória 2,725/2020).

The RAP approved

Aneel approved RAP of R$785 million for Cemig GT for 2020–21, an increase of 15.7% from 2019–20.

A highlight in the adjustment was the component for recognition of new works put into operation in 2019–20 – the increased RAP from these new components added R$43 million to the RAP at June 2020.

The prior delay in the Review of the RAP for the 2018–23 cycle generated an adjustment component of R$ 165 million, referring to the positive effects of the revision of revenue for the cycles of 2018–19 and 2019–20. This amount will be paid in three installments of R$55 million (at June 2020 prices), in the three cycles 2020-21, 2021-22 and 2022-23, with adjustment by the IPCA inflation index.

In this structure, the adjustment component for Cemig GT 006/1997 in the 2020-21 cycle was R$44 million, comprising R$55 million for the review delay adjustment, and R$11 million negative as a result of other adjustments.

For Cemig GT’s concession contract for Itajubá (Contract 079/2000), the RAP was adjusted upward by 6.5%, reflecting IGPM inflation in the period, adding RAP of R$28 million at July 2020.

The revenue approved for Cemig GT under the two concession contracts (006/1997 and 079/2000) totals R$858 million, comprising R$813 million in RAP and R$45 million comprising the adjustment portion. Further to this, Centroeste had RAP of R$20 million in 2019–20, and R$21 million for 2020 – 21.

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RELATIONSHIP WITH OUR CLIENTS

Quality of retail supply

The charts below show the continuing evolution of the FEC indicator of average Frequency of outages per consumer unit in recent years, with a value of 5.05 (average outages per year) in 2020. The outage Duration indicator, DEC, achieved its best-ever result in Cemig D’s history, at 9.64 hours per year, which compares to the regulatory limit of 10.32 hours.

We believe these results should be celebrated, and show the efficacy of our application of funds, and our commitment to continuous improvement and service to clients.

Service policy

To provide quality customer service, and to facilitate customer access, Cemig D makes available a mix of customer service channels available in various means of communication, both in-person and by telephone or online, serving all the segments of the market.

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Cemig D is present in all the 774 municipalities of its concession area. In-person customer service is given by the ‘Cemig Fácil’ service network, operating in 142 Branches and 635 Service Posts. In 2020 the Covid-19 pandemic required the company to adopt safety measures such as temporary closure of customer service branches, and scheduling of customer service appointments.

Telephone service is provided through the ‘Fale com a Cemig’ (Talk to Cemig) facility. This includes a specific number for the hearing-challenged. This channel also handles service to customers via social media (Facebook, Twitter). The number of contacts reported in 2020 was 11.32 million.

As well as its website, which received 21 million contacts in 2020, Cemig also has service channels via WhatsApp and Telegram for its main services.

For the online channels, we highlight the ‘Cemig Atende’ (‘Cemig Serves’) app, for smartphones and tablets on Android or IOS or Windows Phone platforms – which had 28.4 million contacts.

A further 2 million contacts were made via self-service ‘totems’ inside the street branches, and five outside.

The total number of client contacts through the various channels in 2020 was 80 million.

The chart below shows the percentage participation of the various client communication channels in 2020.

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Customer satisfaction

As a reference for Cemig’s work in improving service to its clients, we highlight the Quality Satisfaction Perception Index (ISQP) award, researched and published annually by the Brazilian Electricity Distributors’ Association (Associação Brasileira das Distribuidoras de Energia Elétrica – Abradee).

In the results published at the end of September 2020 we achieved a satisfaction index of 78.9%, up 5.8 percentage points from the survey’s verdict in the previous year. This indicates we are on the right path in our quest for continuous improvement of service to clients.

Digital transformation

Cemig and IBM have signed a strategic partnership to transform the relationship with Cemig’s more than 8.6 million clients in Minas Gerais State.

A new omni-channel operation will be developed – that is to say, convergence of the existing customer service channels: telephone, totem, WhatsApp, website, Telegram, SMS and the Cemig app – to provide an integrated service including voice recognition across the various platforms used by clients. Customers will be able to change the service channel without loss of the interaction that has taken place up to the moment of the change of channel. For example: a customer service interaction can start on WhatsApp, then change to the voice recognition assistant to answer questions, then change to the app for digitalization of personal documents, or for answers about how to install it.

The use of interfaces on all the channels, and the processes relating to dealing with customers’ requests, will be reviewed, optimized and simplified, resulting in a significant improvement in service to customers.

In-person service to clients will be maintained, with trained and qualified teams pursuing superior levels of excellence, with the support of a platform of technological solutions which will make in-person customer service faster and more complete, resulting in the customer spending less time at the service branch.

The changes will be introduced gradually and continuously. Customers will begin to perceive and use the new experience by the end of the first half of 2021. The major innovations will take place in the subsequent months of this year and in 2022.

 We are innovating and strengthening our commitment to be more digital, more agile, more technological, and closer to our customers.

INVESTMENTS

In 2020, investments totaling approximately R$2 billion were made in our various businesses.

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Investments in generation:

Generation and Distributed generation

The Poço Fundo Small Hydro Plant project: On February 13, 2019 Aneel, by its Authorizing Resolution 7,598, granted extension of the concession of the Poço Fundo Small Hydro Plant to May 2045, conditional upon amplification of the generator units.

Works were begun on January 6, 2020 on expansion of the generation capacity of the Poço Fundo Small Hydro Plant (SHP), for planned cost of approximately R$150 million, aiming for full operation in April 2022.

Cemig Sim: This is a Cemig Group company focused on energy innovation and solutions. In 2020. It invested approximately R$73.5 million in holdings of 49% in nine photovoltaic solar generation plants.

In 2020 it reached a total of 3,000 solar energy subscription clients. It plans to invest R$515 million in distributed generation (‘GD’) over 2022–25, of which R$113 million in 2021.

Investments in transmission

In the transmission business, the decision on rules for reimbursement of assets in previous years has ensured that we had a stable flow of cash for the coming year, making it possible to expand the multi-annual Program of investments for Cemig GT from R$1.1 billion to R$1.45 billion – which will make it possible in the future to add new revenues arising from these investments, and mitigate important risks for operation of the system.

As a result of the process of acquisition begun in 2019, on January 13, 2020 the Company completed the acquisition, disbursed value of R$44.8 million, of the 49% equity interest held by Eletrobras in Transmissão Centroeste de Minas Gerais S.A. (Centroeste), the subject of Eletrobras Auction 01/2018, held on September 27, 2018. For more information on this please see Note 16 to the Company’s financial statements.

Investments in distribution

Investments in distribution in 2020 totaled approximately R$1,270 million.

Cemig D is planning to strengthen its investment program, in line with the Cemig Group’s strategic planning: it expects to invest between R$2 billion and R$2.5 billion each year, which will reflect positively in Cemig D’s Regulatory Remuneration Base (BRR), and consequently increase revenue.

This higher investment by Cemig D will also have positive impacts in terms of improvement of the quality of supply of energy and reduction of maintenance costs, with the increased reliability of the energy system.

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Investments in natural gas

Companhia de Gás de Minas Gerais (Gasmig) is the exclusive distributor of piped natural gas in Minas Gerais, by grant of concession. It serves the industrial, residential and commercial markets and the thermal energy generation industry, providing compressed natural gas (CNG), liquified natural gas (LNG) and vehicle natural gas (VNG). Cemig holds 99.57% of the share capital of Gasmig.

In 2020 Gasmig spent R$50.2 million on investment in assets (R$44.9 million in 2019), mainly in expansion of its natural gas distribution networks in the State of Minas Gerais: its client base increased by 18.18%, from 51,966 consumer units in 2019, to 61,414 in 2020.

CAPITAL MARKETS AND DIVIDENDS

Cemig’s shares were initially listed on the stock exchange of Minas Gerais State on October 14, 1960. Since 1972 they have been traded on the São Paulo stock exchange – under the tickers CMIG3 for the ON (common) shares, and CMIG4 for the preferred shares (PN). Cemig has been listed at Corporate Governance Level 1 on the São Paulo stock exchange since October 2001. ADRs for Cemig’s shares have traded on the New York stock exchange since 1993 with tickers CIG and CIG/C) – and at Level 2, since 2001. Cemig shares have traded on the Madrid stock exchange (ticker: XCMIG) since 2002.

Shareholding structure

This chart shows the shareholding structure of Cemig on Monday, December 31, 2020, with share capital of R$7,594 million:

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Share prices

The closing prices of Cemig’s securities in São Paulo (Bovespa), New York (NYSE) and Madrid (Latibex) in 2019 and 2020 were as follows:

Security	Ticker	Currency	Close of 2019	Close of 2020
Cemig PN	CMIG4	R$	12.62	14.27
Cemig ON	CMIG3	R$	14.3	16.11
ADR PN	CIG	US$	3.05	2.82
ADR ON	CIG.C	US$	3.72	3.18
Cemig PN (Latibex)	XCMIG	Euro	2.8	2.22

Source: Economática. Prices adjusted by corporate action, including dividends.

Total trading volume in the preferred shares, CMIG4, in 2020 was R$31.96 billion, a daily average of approximately R$128.3 million. The total volume making Cemig’s preferred (PN) shares one of the most traded on the São Paulo stock exchange, thus offering investors an enhanced degree of security and liquidity.

Average daily volume of trading in the preferred shares on the NYSE in 2020 was US$10.03 million, with total volume of US$2.53 billion– reaffirming Cemig’s position as a global investment option. And on the NYSE, Cemig’s ADRs had the highest trading volume of all Brazilian power sector ADRs in 2020.

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On the São Paulo exchange, Cemig was the electricity sector company with the third highest trading volume. Both of Cemig’s shares that trade on the Bovespa outperformed the Brazilian electricity sector index – the IEE.

	CMIG4	CMIG3	CIG	CIG.C	IBOV	IEE	DJIA
2020/2019	13.07%	12.66%	-7.54%	-14.52%	2.92%	8.12%	7.25%

Market capitalization is calculated on the totality of the company’s shares at market price on the last trading day of each year. Cemig’s market cap. increased by 7.71% in 2020.

PROPOSAL FOR ALLOCATION OF NET INCOME

The Board of Directors decided to propose to the Annual General Meeting to be held on April, 2021 the following allocation of the net income for 2020, totaling R$2,864, of realization of the deemed cost of PP&E, totaling R$17, prior periods adjustments totaling R$211 and realization of the Unrealized Earnings Reserve totaling R$835, as follow:

§	R$142 million will be held in Stockholders’ equity in the Legal Reserve, as required by Law 6,404/1976.

§	R$1,482 million as minimum mandatory dividends, to the Company’s shareholders, to be paid in two equal installments, by June 30 and December 30, 2021, as follows:

-  R$553 million in the form of mandatory dividends as of Interest on Equity, declared on September 22 and December 23, 2020;

-  R$929 million in the form of dividends, to holders whose names are in the Company’s Nominal Share Registry on the date of the AGM.

§	R$1,450 million to be held in Shareholders’ equity in the Retained Earnings Reserve, to provide funding for the Company’s consolidated investments planned for 2021, in accordance with a capital budget.

§	R$18 million to be held in Shareholders’ equity in the Tax Incentives Reserve, for tax incentive due to investment in the region of Sudene.

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The amount of R$835 million remains as Unrealized Earnings Reserve, considering the reversal of the reserve constituted in 2019 and the new constitution in 2020, of the same amount.

CORPORATE GOVERNANCE

The Company’s Board of Directors comprises nine sitting members, nominated and elected by the shareholders, with the exception of one member who is elected by the employees, as per Law 13,303/2016. Under the by-laws, the period of office of all the members runs concurrently, for two years, and they may be re-elected a maximum of three times. In 2020, the Board held 28 meetings for decisions and presentations on various subjects such as strategic planning and budget, investment projects and acquisitions.

The Audit Committee, created under the change to the by-laws in June 2018 and in compliance with Law 13,303/2016, is an advisory committee linked to the Board of Directors, with the functions of auditing and inspecting the quality and integrity of the accounting statements, compliance with legal and regulatory rules and the by-laws, and effectiveness of the systems of internal control, internal auditing and external auditing. It has three members, with term of office of three years, each of whom may be re-elected only once. In 2020 it held 42 meetings.

The Audit Board is a permanent body comprising five sitting members and their replacement members, elected for a period of office of two years, with a maximum of two re-elections allowed. The Audit Board met 16 times in 2020.

RELATIONSHIP WITH EXTERNAL AUDITORS

The Company’s policies in contracting of services of external auditors aim to avoid conflict of interest and loss of independence or objectivity, and are based on the principles that preserve the independence of the auditor. To avoid subjectivity in the definition of principles of independence in the services provided by the external auditors, procedures have been established for approval of the contracting of these services, expressly defining: (i) services that have been previously authorized; (ii) services that are subject to prior approval by the Audit Board/Audit Committee; and (iii) services that are prohibited.

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Complying with the rules of the CVM, a turnover system of external auditors is adopted, with a frequency of 5 years. As from the Interim Financial Statements of June 2017, our auditors of our Financial Statements are Ernst & Young Auditores Independentes S.S.. The services provided by the Company’s external auditors have been as follows:

Service	2020	As % of audit fees	2019	As % of audit fees
Auditing services:
Auditing of financial statements	7,577	100.00	5,657	100.00
Additional services:
Auditing of the Public Digital Bookkeeping System (SPED)	750	9.90	818	14.46
Total	8,327	109.90	6,475	114.46

The additional services were contracted jointly with the external auditing services and refer, basically, to review of tax procedures adopted by the Company, and to preparation of a comfort letter for issuance of a debt instrument. These do not represent any type of consultation, tax planning or conflict of interest.

It should be noted that any additional services to be provided by the external auditors, including that mentioned above, are subject to obligatory prior approval by the Executive Board and Board of Directors, taking account of any conflict of interest, loss of independence or objectivity of the auditors, in accordance with the terms specified in the Sarbanes-Oxley Law and CVM Instruction 381/2003.

AUDITING AND MANAGEMENT OF RISKS

The objective of corporate risk management, a process that is an integral part of Cemig’s corporate governance practices, is to build a structure capable of providing material information to senior management to support decision-making, creating and protecting value for the Company. The process of risk management enables proper management of the risks of the business objectives, able to influence and align the strategy and performance in all areas of the Company.

In an annual procedure, the Executive Board and the Board of Directors approved Cemig’s updated Corporate Top Risks Matrix in 2020.

These risks, associated with execution of strategy and scenarios of the Company’s exposure, conflicts of interest, fraud and corruption are under the responsibility of the members of the Executive Board, and are monitored and reported periodically to Senior Management.

The matrix of internal controls is also revised and approved annually, and the controls are tested and monitored by the Company’s Risks and Internal Controls Management Unit, with periodic reporting to the Board of Directors, the Audit Board, and the Audit Committee.

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The Company also has an Annual Internal Audit Plan, approved by the Company’s management, for assessing the principal corporate procedures. The objective of this plan is to ensure appropriateness, efficacy and efficiency in the Company’s processes, as well as compliance with the laws, rules, standards and internal procedures to which the Company is subject. The Internal Audit makes an independent assessment of the efficacy of the management of risks, and the effectiveness of the internal control system, reporting any deficiencies and proposing actions for improvement to be implemented by the areas responsible, which are periodically monitored for their compliance.

Anti-fraud Policy

The Company has a policy of prohibiting any type of gift, direct or indirect, or form of money or that can be estimated in terms of money, goods, or services, including in the form of publicity or advertising, that has a political objective of favoring any political party or its members, whether militantly active or not. This Policy applies to Cemig, and its wholly-owned and other subsidiaries, and is in line with the ‘Elections Law’ - Federal Law 9,504 of September 30, 1997, as amended by Law 13,487 of October 6, 2017.

Cemig also has a ‘Whistleblower Channel’, an Ombudsman, and an Ethics Committee. They deal with recording and treatment of any irregularities or ethical dilemmas affecting its operations. All reports are assessed, and when concluded, answers are made available to the accusing parties.

Cyber attack

On December 25, 2020 the Company and its economic group suffered a ‘ransomware’ attack that caused a partial and temporary interruption of its operations.

The Company made significant investments in privacy, protection and safety of information/cybersecurity, both through technologies and in processes and contracting of specialized resources for its teams. As part of these actions, measures were taken to combat access and/or any undue use of data, including investigations and audits of the information technology systems. As a result of these efforts, further incidents of undue use of data or other undesirable activities by outside agents were mitigated.

An audit and a forensic evaluation of the attack were also carried out, and no significant impacts on the financial statements of the Company and its subsidiaries were found.

TECHNOLOGICAL MANAGEMENT AND INNOVATION

The energy industry in Europe, the US and various other parts of the world is undergoing transformational changes, led by the intersection of various factors, such as: (i) growing decentralization of energy generation systems; (ii) advances in energy storage technologies; (iii) proliferation of digital technologies, which enable energy to be produced, transmitted and consumed more intelligently and efficiently; (iv) growth in various sources of renewable energy, such as wind and solar; and (v) the trend to decarbonization of the energy system, as part of global efforts to mitigate climate change.

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With eyes on this new group of changes, in 2018 Cemig created the CemigTech program, and the Strategic Digital Technology Plan – covering training, diagnosis, prospecting and technological ways forward, aiming to:

§	create new training for the new types of business emerging in the country and the world;
§	build project bid documents to collect R&D proposals in digital technology to place the company in harmony with technological evolution and the major digital transformations; and
§	create projects that can boost new business activities that create economic and social benefit for the Company.

Six projects were contracted in 2019 resulting from a Specific Tender associated with the ‘3D’, under the name of ‘Cemig 4.0’, were being executed in 2020 for completion in 2021:

§	Intelligent supplier chain management;
§	Intelligence in the user experience;
§	Management of assets (Distribution and Generation/Transmission);
§	Operations Center of the Future project; and
§	Distributed Energy resources.

The Energy Efficiency Program

Through its Energy Efficiency Program, Cemig has been running projects to orient the population on the optimum use of energy.

Cemig D’s Energy Efficiency Program maintains a large number of projects in execution – a total 42 initiatives in progress at the end of 2020. They include projects from public Calls for Projects, held annually by the program, and also projects built directly by Cemig.

In 2020 this program invested approximately R$50 million in projects throughout Cemig D’s concession area, and made a further R$36.6 million available in a new public tender to select proposals for a portfolio of projects to be financed in 2021.

The actions of the Program tend to focus on energy efficiency associated with social responsibility, innovation and generation opportunities for Cemig D as a business. They have prominently featured initiatives benefiting hospitals, schools, low-income communities and public lighting.

Research and Development program

In 2020 Cemig D invested more than R$20.53 million in 41 R&D projects, on various themes, of which we highlight the following:

§	Development of synergetic networks for applications in energy distribution.
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§	Development of a methodology using ground penetrating radar to assess risk of urban trees falling.
§	Artificial Intelligence in the Distribution Operation: the Distribution Operations Center of the Future – An integrated space-time situation awareness hyper-vision platform.

Cemig GT executed 30 R&D projects, resulting in an investment of more than R$19.97 million, on a variety of subjects, including:

§	Adaptation of Cemig’s virtual reality system to integration with real-time image inspection resources, and joint training of the field teams and the System Operations Center (COS).
§	Individual Notification System (Dispositivo Individual para Notificação – DIN) in the event of a dam emergency.
§	A tool for setting future prices in the optimum composition of an energy purchase and sale portfolio.
§	Ecological processes: Development of new eco-technologies for diagnostics and environmental processes (the PROECOS project).

SOCIAL RESPONSIBILITY

Cemig bases its relations with communities near its project sites on actions guided by a sense of joint responsibility and by stimulus for local economic and social development.

The following are some of the highlights of 2020:

The ‘Proximidade’ (Proximity) Program: This was created by Cemig to form a closer relationship with communities close to plants under Cemig’s concession, and jointly with other programs of the Company, to take technical knowledge to them and promote their social development. Meetings are held in which specialists give objective presentations to explain operational aspects of reservoirs, make the initial preparation of the Emergency Action Plan (PAE), and publicize the environmental actions Cemig carries out at dam reservoirs. Other subjects dealt with include dam safety and secure coexistence with the electricity system.

In 2020, due to the Covid-19 pandemic, none of this program’s standard events with surrounding communities were held. But the program was present in virtual meetings with local civil defense units (‘Compdecs’), in continuing organization of Emergency Action Plans (PAEs) for Cemig’s generation plants.

Meetings were held with the Compdecs of 12 municipalities, with official delivery (or updating) of the external PAEs of nine dams, presenting Flood Reach Studies for scenarios of dam rupture and exceptional floods, with indications to determine meeting points and escape routes. Training was also held on execution of the Proximidade app, as a tool for management of risks, warning notifications and registration for use by Compdecs.

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Sponsorship Program: In the Sponsorship Program, donations in favor of the institutions are raised from third parties (the ‘Sponsors’), by additions to their energy bills which are then 100% passed on to the institution’s bank account. A total of 225 institutions received approximately R$60 million in donations in 2020.

The AI6% Program: This program encourages employees and retirees of Cemig to use a program for paying 6% of their income tax liability to Infancy and Adolescents’ Funds (‘Fundos da Infância e da Adolescência’, or FIA).

The 2020 AI6% Campaign involved the participation of 1,548 employees, who voluntarily allocated R$1.2 million to benefit approximately 23,600 children and adolescents in vulnerable situations, served by 163 institutions. Cemig also allocated part of its income tax payable to the same FIAs, totaling R$890,000. Thus, a total of R$2.1 million was donated to entities spread out over 85 counties/municipalities in the Company’s area of influence.

Corporate Volunteer Program: ‘Voluntary Cemig’ includes various actions to encourage and support employees’ involvement in voluntary activities. Corporate volunteering is recognized in the business world as an important tool for improving organizational climate, developing skills, and contributing to improvement of society – and a company’s image and reputation.

The You Program (Programa Você) aims to stimulate and disseminate the employees’ solidarity and voluntary work, to promote human development and contribute to the well-being of communities where the company works. The Program is structured to maximize the potential of volunteers’ ongoing actions – a path that migrates gradually from assistentialism to participative citizenship and social transformation. For this purpose, Cemig has been investing in projects that benefit young people in communities, pupils in public schools, and women in situations of social risk.

Due to the social isolation of the Covid-19 pandemic, requiring projects to avoid physical contact and major group meetings, Cemig reinvented its volunteer program in the year so as to be able to continue to contribute actions to the community for reduction of inequalities. As a result, it began adaptation of its projects to digital format.

‘V-Day’ – Cemig’s online ‘Volunteer Day’ event: The Cemig group has held its traditional ‘V-Day’ since 2001. It focuses on mobilizing and fostering solidarity actions, held annually in a previously selected community. Due to the pandemic it was adapted to online format, to achieve isolation. This was a voluntary, collaborative event, with healthy competition to achieve seven challenges – one per week – plus additional challenges, all related to the UN Sustainable Development Goals.

177 volunteers from the Cemig group took part, together with 1,102 invited volunteers. The beneficiaries were 21,749 people, including the elderly, women with pathologies, the homeless, and children and teenagers. A total of 90 activities benefited 105 partner institutions, with 2,683 hours of voluntary work, 19,463 items collected (925.5 kilograms of food), and R$38,000 donated to civil society organizations.

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Online mentoring: The objective of this program is to transform the life of socially vulnerable young people through online mentoring with volunteering Cemig professionals. The volunteer/mentor is connected with a young person starting their career, and deals with subjects such as planning of life, targets and career; a curriculum and LinkedIn workshop; preparation for interviews; networking; study grants; personal finance, and other subjects. The program lasted three months, and was directed to young people living in one of the communities of Belo Horizonte and the Grão Mogol region of Minas Gerais.

Online Energy Challenge: Realized jointly by the Cemig/Aneel Energy Efficiency Program and ‘Você’ (Voluntariado Cemig), this program uses an innovative method through tools of design thinking, immersion, ideation and prototyping. It was initially held in-person, but underwent changes to adapt to the pandemic, becoming 100% online. In the new version it has benefited young students from the cities of Itabira, São João Del Rei, Patos de Minas, Leopoldina, Montes Claros, João Monlevade, Alfenas, Iturama and Belo Horizonte.

In 2020, 390 volunteers took part, with a total of 3,537 hours of voluntary work by members of the Cemig Group workforce. A further 1,108 volunteers invited to participate in the Company’s activities also took part.

Projects in culture, sport and health

Cemig has a policy of sponsorship that aims to evidence the company’s commitment to the reality and demands of the environment and the locations where it works, contributing to development and strengthening culture, sport, education and social activity, in line with public policies of the communities where it is involved.

Culture

Cemig invested R$20 million in 50 cultural projects, with technical selection by a team made up of Cemig employees and highly-reputed professionals in the areas benefited. Culture was one of the sectors that suffered most from the pandemic, needing to reinvent its activities. Cemig strengthened the dissemination of projects online, through a cultural agenda published on social media and sent to press and radio media. As well as the agenda, which highlighted certain projects every week, Cemig made more than 1,000 content items available from its sponsors on social media, including virtual visits, live broadcasts, music, cinema and theater.

Health:

In 2020, Cemig invested R$9.5 million, in various regions of Minas Gerais, providing various benefits to 64 hospital units: replacement of autoclaves, dryers, surgical installations, and also photovoltaic plants.

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Sport:

For the community, sports programs create social recovery and citizenship benefits, especially for children and teenagers, not only by encouraging sports but also by generating opportunities for local young people to become athletes. For Cemig, these projects enhance its image as a company committed to the development of healthy habits, and the welfare and development of the communities.

Cemig published two public requests for proposals in 2020, to select projects involving sport that qualify for Support Incentive funding under federal or state laws. A total of 189 projects were received (109 from the federal tender and 80 from the specific tender), and we allocated approximately R$4 million to the best-assessed projects.

Fund for the elderly

The population over 60 has increased, and their life expectancy also.

Through allocation of incentive-bearing funds, Cemig seeks to help with projects for protection of and service to the elderly in Minas Gerais state, with widening and improvement of the activities. Cemig also centers efforts on supporting proposals for structuring of Municipal and State Funds for the Elderly in the state, improving the activities destined for them.

Two Requests for Concepts from the public were launched in 2020 to select projects to support the elderly, aligned with the organizational guidelines. A total of 131 projects were received (85 from the federal tender and 46 from the specific tender), and approximately R$1.5 million was allocated to the best-assessed projects.

Value added

The Value Added Statement (Demonstração do Valor Adicionado, or DVA) is an indicator of the Company’s generation of wealth, and its importance for society in general: the added value created in 2020 was R$19,319 million, which compares to R$19,510 million in 2019 (restated).

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Human resources

Cemig believes that its human capital is a fundamental element for fulfillment of its commitment to economic, social and environmental sustainability. With this focus, it adopts best practices in the labor market in its management of people.

Number of employees

In view of the reality imposed by the present conditions of regulation in the energy sector, Cemig D is working towards more efficiency and greater alignment with the sector benchmarks. In the quest to include new talents, motivate natural turnover of the workforce, and take opportunities for review of processes and greater efficiency, the Company has offered voluntary retirement programs in recent years. These have reduced its workforce in the last five years, from 7,119 employees in 2016 to 5,254 in 2020:

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We also approved a change in our personnel policy, to enable market professionals to be contracted for management positions in the company in cases where an external recruiting process is more appropriate, with a limit of up to 40% of all management posts. It is important to note that the Company will continue to encourage and give priority to professional growth of its employees, valuing recognized technical capacity and commitment in its employees.

Health, Hygiene and Safety in the workplace

2020 was extremely atypical, due to the pandemic, which significantly altered working conditions and the company routine of activities since March, requiring adoption of protocols to protect the health and life of employees of our workforce.

Cemig has continually reduced the work accident frequency index (TFA) of its workforce in recent years, to its historically lowest levels. In spite of this, the accident rate increased from 2019 to 2020: the rate of accidents with time off work per million person-hours’ work was 1.60 in 2019, and 1.66 in 2020 – an increase of 5.27%. The rate in 2020 was 9.21% above the tolerance limit, which is 1.52.

In response to these results, Cemig intensified its activities in health and safety, which involve the entire workforce, with a revision of safety procedures, increase in the number of training and recycling hours, and discussions with suppliers to improve quality indicators for 2021.

In 2021 Cemig will monitor the TF indicator (total index of accidents with and without time off work) as a strategic corporate indicator for promotional health and safety of the whole of the workforce. We will seek to deepen our analysis of incidents and accidents without time off work and create blocking procedures to reduce accidents with time off work as monitored by the TFA.

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UniverCemig

Cemig invests continually in knowledge management due to the specificities of the energy power sector, also aiming to keep its workforce qualified and up-to-date.

UniverCemig is responsible for employees’ skill acquisition and development, providing structured education, including its own training and outsourced training in Brazil and worldwide, and management of postgraduate and language courses. It also operates in the market, offering training to other companies, principally companies providing services to Cemig D (distribution).

In 2020 UniverCemig began professional training of 45 new employees of its own: 37 electricians, 6 technicians and 2 engineers, and trained 198 outsourced customer unit inspection technicians.

In 2020 there were 2,937 participations in in-person technical training sessions for the Group’s own employees, and 4,039 participations for employees of other companies. In total, there were 212,418 person-hours of training, of which 78,043 were with the Company’s employees and 134,375 with for other companies.

Training in the distance learning format played an important role in this period, with a considerable increase in demand: there were more than 30,460 participations, with a total of 62,737 person-hours of training, in 22 courses offered. These included training in health and safety protocols, safe use of energy, moral and sexual harassment, and training in, and annual subscription to, the Cemig Declaration of Ethical Principles and Code of Professional Conduct (2020). All these were made available to employees, members of the Audit Board, management, outsourced providers and trainees.

Cemig believes that the training of its workforce is fundamental for reaching the strategic objectives with sustainability.

Organization climate and culture

In February 2020, Cemig held its Engagement and Atmosphere Survey, to ascertain aspects of link, connection and engagement with the Company, and objective information on the themes that might interfere with the organizational climate. 61% of the Company’s employees took part, with 66.1% of those surveyed giving a favorable opinion. This indicates that there are important points that need to be worked on to improve the employees’ perception.

To identify and promote a new culture, making it possible to meet needs and obtain organizational results, in June 2020 Cemig began its “New Energies” program to enhance the potential of the culture. This seeks to develop behaviors that are not yet fully in place, but which are fundamental for taking Cemig to a more up-to-date management model, with more sustainable and perennial results. In July 2020 we carried out our “Cultural Mapping”, in which 49% of the company's employees participate participated. It made it possible to identify the Company’s strong points, and the main challenges and targets to be set out for the coming years.

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Environment

In 2020, Cemig invested approximately R$36.5 million in the environment. These investments were less than in 2019, due to the limitations on execution during the pandemic. Among the three fronts of investment, a highlight is R$641,000 spent on management of waste; R$7.8 million on Research and Development projects; and R$17 million on environmental obligations and improvements. The Environmental Adaptation Plan Monitoring Group periodically reviews the priorities chosen in allocation of these funds.

Water resources

Water is the principal raw material for production of energy by Cemig – used to turn its turbines. 100% of the water used is returned to the related watercourse. It is a resource that is sensitive to climate variations, vulnerable to the consequences of exploitation and other natural resources, heavily impacted by the action of mankind, and subject to a regulatory environment.

The body that decides to dispatch thermoelectric generation plants linked to Brazil’s National Grid is the National System Operator (ONS), responsible for the coordination and control of operation of the energy generation and transmission facilities in the National Grid, under the inspection and regulation of the energy regulator, Aneel. Operation of the reservoirs that Cemig uses for generation of hydroelectric power involves, essentially, consideration of the multiple uses of the water by other users of the river basin, and this in turn leads to the need to consider a series of restraints in relation to the environment, safety, irrigation systems, human supply, waterways, bridges, and other considerations – all of which Cemig rigorously obeys and respects. In periods of severe drought, like the one since 2013, monitoring and forecasting of the levels of reservoirs and constant dialogue with public authorities, civil society and users have been of primordial importance in ensuring generation of power, as well as for the other uses of this resource.

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Cemig published daily figures on the levels of several of its reservoirs on its website.

Considering the nature of its operations, Cemig participates actively in decision committees and forums, accompanying and proposing the most appropriate decisions possible for the power industry, reconciling multiple uses of river basins. These organizations include: the National and State Water Resources Councils, the committees of the various river basins, Technical Chambers and Workgroups.

The chart below shows the information on water storage levels in Cemig’s principal reservoirs in December 2020, compared with the same time in previous years.

Water availability – Percentages of total reservoir volumes

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Dam safety

The process that aims to ensure safety of the dams operated and maintained by Cemig uses, in all its phases, a methodology founded on best Brazilian and international practices, also complying with Brazilian Federal Law 12,334/2010 and Law 14,066/2020 (under regulation), which established the National Dam Safety Policy and its associated regulation (Aneel Normative Resolution 696/2015).

The process includes field inspection, collection and analysis instrumentation data, preparation and updating of dam safety plans, planning and monitoring of maintenance services, analysis of results, and classification of the built structures. Based on the classification of structures, frequency of safety inspections and the monitoring routine are established.

The vulnerability of each dam is calculated automatically, and continuously, and monitored by the specialized inspector dam safety system. There are periodic reviews of dam safety by Cemig’s professionals, which can also involve a multidisciplinary team of external consultants. These reviews go carefully into all matters relating to the safety of the dams, which are carefully investigated by highly-qualified specialists.

Cemig was the pioneer in Brazil in preparation of emergency plans (‘PAEs’) for dam rupture – it began studies on the subject in 2003. There are currently specific emergency plans available for each dam, covering the following items:

§	Identification and analysis of possible emergency situations;
§	Procedures to identify any malfunction or potential rupture conditions;
§	Procedures for notification;
§	Preventive and corrective procedures to be adopted in emergency situations;
§	Responsibilities; and
§	Dissemination, training and updating.

Internal training on these Emergency Action Plans (PAEs) is held periodically based on discussions or operations.

In spite of the complications of the Covid-19 pandemic in 2020, Cemig maintained, minimally, its policy of increasingly close relations with the external public, focused on emergency situations, through the Municipal Coordination Units for Protection and Civil Defense (‘Compdecs’) – holding video meetings, and online training and workshops.

Cemig working with the theme areas referred to by Law 12,334/2010 , Law 14,066/2020 and Aneel Normative Resolution 696/2015, it prepared the strategy for alerts and alarms, and means of communication in dam rupture emergency situations, to be put in place with communities that might potentially be affected by such situations. The document was divided into two parts, for the internal and external public:

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§	Internal pae: describing all the procedures for detection, prevention and correction to be adopted in emergency situations, enabling technical management to take the best decision as well and fast as possible, making maximum efforts to preserve the structure of the dam and avoid the accident;
§	External pae: setting out the interfaces between the company and the public during any emergency situations that are detected.

Complying with Normative Resolution 696/2015, the internal PAEs are being dealt with by internal management units of the companies responsible for operation and maintenance of the hydroelectric plants, and being made available to the projects and their structural maintenance and dam security technical teams.

The external PAEs are required to be available at the projects, at the prefectures involved, and with the competent authorities and civil defense organizations.

The external document focuses on presenting the risk of flooding caused by ordinary floods, and also by possible dam rupture events. The intention is to build a culture of readiness for flood situations for the communities living along the rivers where Cemig’s plants are located.

Due to the difficulties of the pandemic, and also since 2020 was an electoral year, with possible changes in Compdec teams as from 2021, a strategy of focusing the work on a specific number of Compdecs was adopted. The work focused on the municipalities listed in the Self-rescue Zones (ZASs) of four Small Hydro Plants – Cajuru, Gafanhoto, Divinópolis and Carmo do Cajuru – due to the history of relationship between these Compdecs and Cemig, and their proximity to Belo Horizonte.

The meetings were held online. From July through December, activities were held to integrate the PAEs of the Cajuru and Gafanhoto SHPs to the respective Contingency Plans (‘PlanCons’) of Carmo do Cajuru and Divinópolis; and to register the population working or living in self-rescue zones within the potential flood area, with choice of 32 meeting points and a further 162 escape routes.

Five online meetings and 6 in-person (field) meetings were held to ensure programming of integration of the PAEs with the contingency plans.

The major gain which the approach adopted by Cemig proposes is presentation of the impacts caused by natural floods, giving greater security to populations living by rivers, and developing the resilience of towns and cities to flood events. Further, the ‘Proximidade’ program has now made a mobile app for relationship between populations and their COMPDECs. As well as hydrological and operational information on Cemig plants, the app is a tool for risk management, regulation of details of interested parties and notification and alerts for dam emergencies.

54

Management of waste

Over the whole of 2020, 39,027 tons of industrial wastes were allocated for disposal: 97.00% of these wastes were sold or recycled; 2.50% regenerated, reused or decontaminated; and 0.50% co-processed, incinerated, sent for treatment (effluents and sedimentation), or disposed of in industrial landfills.

Final disposal of wastes was 50.94% lower in 2020, mainly due to the pandemic, causing a significant reduction in collection of material from the new Igarapé Advanced Distribution Center. There was also a reduction in disposal of scrap, due to transformers being reconditioned and returned to their previous use in the company.

In 2020 R$86,000 was spent on disposal of 201 tons of solid waste impregnated with oil, solvents, EPIs, fiber and glass fiber wastes, septic tank settlements, asbestos residues, waste contaminated with PCBs, and insulating mineral oil. This was 5% less in mass than in 2019. A total of 8.8 tons of lamps were sent for decontamination and recycling.

Of the total of oil wastes disposed of, 308 tons of insulating mineral oil were regenerated and reused by the Company.

All of these waste disposal activities have confirmation by final disposal certificates.

Programs for fish populations

Cemig created the ‘Peixe Vivo’ (‘Fish Alive’) Program, with the mission of minimizing impact on fish populations, seeking handling solutions and technologies that integrate the generation of energy by Cemig with conservation of native fish species, promoting involvement of the community. The activities of the program are in three main areas:

(a)	conservation and handling programs, seeking to adopt best practices for fish conservation;
(b)	research and development, enlarging scientific knowledge of ichthyofauna and providing inputs for more efficient conservation strategies; and
(c)	relationship with the community, disseminating the program’s activities and results to the public, seeking their involvement in construction of strategic planning.

Since its creation the program operates on two fronts:

55

(i)	preservation of fish populations in Minas Gerais State, through financing and support for research projects; and
(ii)	formation of protection strategies to avoid and prevent fish deaths at Cemig’s hydroelectric plants.

The main guiding principles of the program’s work team are: adoption of scientific principles for decision making; establishment of partnerships with other institutions; and change in practices adopted as a result of the information generated.

In 2020 five research projects were carried out using funding from the R&D program and the company itself: 23 works (2 theses, 2 dissertations, 4 monographs, 1 book, 4 scientific abstracts and 10 scientific articles) were published related to the projects or actions of the ‘Peixe Vivo’ program, presenting results for projects in progress or completed. The research project coordinated by the ‘Peixe Vivo’ team in 2020 involved a total of 64 people from teaching and research institutions.

Since 2018 the team of the Peixe Vivo program has been working on the Program to Assess Risk of Fish Deaths in the Cemig Group's Hydroelectric Plants, the purpose of which is to mitigate the potential risks to fish associated with operation of the plants. The team involved carries out periodic monitoring prior to maintenance actions and/or operation of the plants – enabling fish density and environmental conditions to be evaluated downstream from the plants. Since it began, and following initial validation in two successive research projects until it was implemented and applied as a current conservation program, the methodology of assessing the risk to fish has achieved a reduction of 77.7% in the average weight of biomass affected by Cemig’s current hydroelectric plants.

The Carbon Market

We believe that Brazil has significant potential for generating carbon credits arising from clean energy projects that qualify under the Clean Development Mechanism (CDM) or the Voluntary Markets. Every year we seek to quantify our emissions and publish our principal initiatives in reduction of CO2 emissions, for example, through the Carbon Emission Project.

The Cemig Group participates in CDM projects at various stages of development registered with the United Nations Framework Convention on Climate Change – UNFCCC. These include: six small hydroelectric plants with combined generation capacity of 96 MW; one hydroelectric plants with combined generation capacity of 3,568 MW; and one solar plant with capacity for 3 MW. The process of registry and issuance of part of the carbon credits of Cachoeirão Small Hydro Plant and the Baguari and Santo Antônio hydroelectric plants has been completed, and corresponds to credits of 1,225,026 tons of CO2 emissions under the CDM (Clean Development Mechanism).

56

RECOGNITION – AWARDS

Cemig’s efforts in 2020 led to awards recognizing the excellence of its activities by various sectors of society. We highlight the following:

The Transparency Trophy

Cemig was recognized for the 16th year running in this annual award for transparency in financial statements. This is jointly organized by Anefac – the Brazilian Association of Finance, Management and Accounting Professionals, Fipecafi – the Accounting, Actuarial and Finance Research Institute of the Economics and Management School (FEA) of São Paulo University (USP), and Serasa Experian. Cemig’s award, in the category Listed companies with billing over R$8 billion, reflects the clarity of its financial statements and the quality of the information published. The winning companies were chosen by master’s degree and doctorate students of FEA/Fipecafi, after analysis of the financial statements of more than two thousand companies.

The Dow Jones Sustainability World Index

For the 21th consecutive year, Cemig has been selected for inclusion in the Dow Jones Sustainability World Index (the ‘DJSI World’), for 2020–2021. The index functions as a global financial performance indicator, while testifying to Cemig’s objective of respecting and building new businesses in accordance with enhanced corporate sustainability practices. The new composition of the DJSI World comprises 320 companies in 29 countries, selected from among 2,500 companies in 60 sectors.

The Bovespa ISE Corporate Sustainability Index

Cemig is included in this index for the 16th year running, reflecting its strong sustainable practices. The index is of Brazilian companies, and assesses corporate governance, economic efficiency, care for the environment, and social responsibility. Inclusion in the ISE recognizes Cemig’s intense efforts to develop sustainable solutions aligned with preservation of the environment.

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The CDP “A List”

Cemig was recognized for its leadership in corporate sustainability by award of double maximum rating in the ‘A List’ of the Carbon Disclosure Project (CDP), a global environmental NGO, for its commitment in combating climate change and ensuring water security. In 2019 it was recognized for excellence in management of water resources, and in 2020, obtained the ‘A List’ rating also for climate management. Cemig is the only electric power company in South America that has obtained this maximum classification.

The FTSE4 Good Global Index

Cemig was selected for the fourth consecutive year for inclusion in the FTSE4 Good Global Index. The assessment is based on filling in a questionnaire sent by FTSE/Russell, taking into account ESG (Environmental, Social and Governance) aspects, the exposure to risk associated with the sector, and geographic location of the Companies’ activities. The rating is made up of more than 300 indicators with 10 themes covering the dimensions of ESG.

The Global 100

Cemig has been rated the most sustainable electricity company in the Americas – and 19th worldwide in the ranking of the 2020 Global 100 survey to identify the most sustainable corporations in the world by Corporate Knights magazine of Canada. The ranking assessed almost 7,500 listed companies in 25 countries – through 21 environmental, social and governance indicators, compared with peers in their sectors, based on publicly available information.

The ICO2 Carbon Efficient Index

Cemig was selected for inclusion in Brazil’s Carbon Efficient Index (Índice Carbono Eficiente), published by the São Paulo stock exchange (B3). This index is rebalanced every four months, and contains shares of companies participating in the IBrX100 index, as assessed and selected on the basis of transparency of practices in relation to their greenhouse gas emissions.

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MSCI ESG Research

Cemig was classified ‘AA’ in MSCI’s ESG Leaders index for the sixth year running. This classification is on a scale from CCC to AAA, based on an assessment of public data, information supplied by the company, and ‘alternative’ data, sourced from big data and artificial intelligence. MSCI is a leading provider of critical decision support tools and services for the global investment community, with more than 50 years of expertise in research, data and technology.

APPRECIATION

Cemig’s management is grateful to its majority shareholder, the State of Minas Gerais, for the trust and support constantly shown throughout the year. Cemig also thanks the other federal, state and municipal authorities, the communities served by the Company, its shareholders, other investors – and, above all, its highly qualified group of employees, for their dedication.

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CONSOLIDATED SOCIAL STATEMENT

1) Basis of calculations	2020			2019
	Amount (R$ ‘000)			Amount (R$ ‘000)
Net revenue (NR)	25,227,625			25,486,973
Operational profit (OP)	4,706,296			3,209,809
Gross payroll (GP)	1,276,076			1,271,518
2) Internal social indicators	Amount R$ ‘000	% of GP	% of NR	Amount R$ ‘000	% of GP	% of NR
Food	79,263	6.21	0.31	82,546	6.49	0.32
Mandatory charges/costs on payroll	287,494	22.53	1.14	336,812	26.49	1.32
Private pension plan	82,396	6.46	0.33	80,496	6.33	0.32
Health	53131	4.16	0.21	53,488	4.21	0.21
Safety and medicine in the workplace	23,444	1.84	0.09	22,382	1.76	0.09
Education	824	0.06	-	1,001	0.08	-
Training and professional development	18,942	1.48	0.08	28,041	2.21	0.11
Provision of or assistance for day-care centers	2,154	0.17	0.01	1,841	0.14	0.01
Profit sharing	141,847	11.12	0.56	263,008	20.68	1.03
Other expenses	19,292	1.52	0.08	20,165	1.59	0.08
Internal social indicators – Total	708,787	55.55	2.81	889,780	69.98	3.49
3) External social indicators	Amount R$ ‘000	% of OP	% of NR	Amount R$ ‘000	% of OP	% of NR
Education	2,413	0.05	0.01	20,030	0.62	0.08
Culture	21,225	0.45	0.08	24,787	0.77	0.10
Health and water infrastructure	409	0.01	-	2,049	0.06	0.01
Sport	5,557	0.12	0.02	4,982	0.16	0.02
Other donations/subsidies / ASIN project / Sport	118,557	2.52	0.47	100,492	3.13	0.39
Total contributions to society	148,161	3.15	0.58	152,340	4.74	0.60
Taxes (excluding obligatory charges on payroll)	11,289,013	239.87	44.75	12,554,954	391.14	49.26
Internal social indicators – Total	11,437,174	243.02	45.33	12,707,294	395.88	49.86
4) Environmental indicators	Amount R$ ‘000	% of OP	% of NR	Amount R$ ‘000	% of OP	% of NR
Related to the company’s operations	28,844	0.61	0.11	31,623	0.99	0.12
Total investment in the environment	28,844	0.61	0.11	31,623	0.99	0.12
As to setting of annual targets to minimize toxic waste and consumption in general during operations, and increase efficacy of use of natural resources, the company:	(X) has no targets ( ) meets 0–50% of targets	( ) meets 51–75% of targets ( ) meets 76–100% of targets		(X) has no targets ( ) meets 0–50% of targets	( ) meets 51–75% of targets ( ) meets 76–100% of targets
5) Workforce indicators	2020			2019
Number of employees at end of period	5,254			5,596
Number of hirings during period	96			272
Number of outsourced employees	103			218
Number of interns				185
Employees’ levels of schooling
- University and university extension	1,320			1,420
- Secondary	3,851			4,235
- Primary	83			103
Number of employees over 45 years old	2,484			2,635
Number of women employed	709			783
% of supervisory positions held by women	37.51			55.50
Number of African-Brazilian employees	276			291
% of supervisory positions held by African-Brazilians	1.61			1.54
Number of employees with disabilities	180			188

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6) Corporate citizenship	2020
Ratio between highest and lowest compensation in the Company	26.77
Total number of work accidents	32
Who selects the company’s social and environmental projects:	()senior management	(x) senior management and functional managers	( ) all the employees
Who decides the company’s work environment health and safety standards:	( ) senior management and line managers	(x) all employees	( ) All + Accident Prevention Committee

In relation to labor union freedom, the right to collective bargaining and/or internal employee representation, the company:	(x) does not get involved	( ) follows ILO rules	( ) encourages and follows the ILO

The company pension plan covers:	()senior management	( ) senior management and functional managers	(x) all the employees
The profit-sharing program covers:	()senior management	( ) senior management and functional managers	(x) all the employees
In selecting suppliers, the company’s standards of ethics and social and environmental responsibility:	( ) are not considered	( ) are suggested	(x) are required

In relation to employee participation in volunteer work programs, the company:	( ) no supports	( ) supports	(x) organizes and encourages

Total number of customer complaints and criticisms:	Company	Procon	In the courts
	___ ND ___	33	5,530
% of complaints and criticisms met or solved:	Company	Procon	In the courts
	___ ND __%	45.45%	15.59%

7) Other information	2020
Investments in environmental issues	R$28,715 million
Monitoring of reservoir water quality	46 reservoirs and 178 biological data collection stations
Non-reusable wastes and materials	39,027 tons
oil regenerated by the Company	309 tons
Revenue from sales of waste	R$15,348 million

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COMPOSITION OF BOARD OF DIRECTORS, AUDIT COMMITTEE AND EXECUTIVE BOARD

THE EXECUTIVE BOARD
NAMES	POSITION
Reynaldo Passanezi Filho	Chief Executive Officer
Marney Tadeu Antunes	Chief Distribution and Sales Officer
Leonardo George de Magalhães	Chief Finance and Investor Relations Officer
Paulo Mota Henriques	Chief Generation and Transmission Officer
Maurício Dall'Agnese	Chief Officer Cemigpar
Dimas Costa	Chief Trading Officer
Eduardo Soares	Chief Regulation and Legal

BOARD OF DIRETORS
SITTING MEMBERS	SUBSTITUTE MEMBERS
Márcio Luiz Simões Utsch - Presidente (majority)	No
vacant (majority)	No
Cledorvino Belini (majority)	No
José Reinaldo Magalhaes (majority)	No
Afonso Henriques Moreira Santos (majority)	No
José João Abdalla Filho (preferencialist)	No
Marcelo Gasparino da Silva (minority)	No
Paulo César de Souza e Silva (minority)	No
Marco Aurélio Dumont Porto (employee representatives)	No

AUDIT BOARD
SITTING MEMBERS	SUBSTITUTE MEMBERS
Gustavo de Oliveira Barbosa (Chair)	Igor Mascarenhas Eto (majority)
Fernando Scharlack Marcato (majority)	Carlos Eduardo Amaral Pereira da Silva (majority)
Elizabeth Jucá e Mello Jacomet (majority)	Fernando Passalio de Avelar (majority)
Michele da Silva Consales Torres (preferred shares)	Ronaldo Dias (preferred shares)
Cláudio Morais Machado (minority)	Carlos Roberto de Albuquerque Sá (minority)

THE AUDIT COMMITTEE
SITTING MEMBERS	SUBSTITUTE MEMBERS
Pedro Carlos de Mello (Financial Specialist and Coordinator)	No
Márcio de Lima Leite	No
Roberto Tommasetti	No
Afonso Henriques Moreira Santos	No

THE CUSTOMERS BOARD
SITTING MEMBERS	SUBSTITUTE MEMBERS
José Luiz Nobre Ribeiro (Industrial)	José Ciro Motta
Solange Medeiros de Abreu (Residencial)	Lúcia Maria dos Santos Pacífico Homem
José Geraldo de Oliveira Motta (Commercial)	Helton Andrade
Aline de Freitas Veloso (Rural)	Ennia Rafael de Oliveira Guedes Bueno
Erick Nilson Souto (Public authorities)	Tadahiro Tsubouchi
Ricardo Augusto Amorim Cesar (Procon)	Christiane Vieira Soares Pedersoli
Wantuil Dionísio Teixeira (Cemig)	Juliana Cardoso Amaral

INVESTOR RELATIONS

Cemig Investor Relations Management
Tel.: +5531 3506-5024 - 3506-5028

Fax: +5531 3506-5025 - 3506-5026

Website: www.cemig.com.br

E-Mail: ri@cemig.com.br

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STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020, 2019 AND JANUARY 1ST, 2019

ASSETS

(Thousands of Brazilian Reais)

	Note	Consolidated			Parent company
		Dec. 31, 2020	Dec. 31, 2019 (Restated)	Jan. 01, 2019 (Restated)	Dec. 31, 2020	Dec. 31, 2019 (Restated)	Jan. 01, 2019 (Restated)
CURRENT
Cash and cash equivalents	6	1,680,397	535,757	890,804	422,647	64,356	54,330
Marketable securities	7	3,360,270	740,339	703,551	116,861	185,211	80,781
Receivables from customers, traders and power transport concession holders	8	4,373,075	4,523,540	4,091,722	-	194	5,813
Concession financial and sector assets	14	258,588	890,726	889,389	-	-	-
Concession contract assets	15	737,110	576,184	482,144	-	-	-
Recoverable taxes	9	1,850,057	98,804	124,183	1,341	248	3,020
Income tax and social contribution tax credits	10	597,610	621,302	386,668	-	-	41,274
Dividends receivables	16	188,327	185,998	119,743	1,272,878	1,726,895	945,584
Public Lighting Contribution		179,401	164,971	149,098	-	-	-
Reimbursement of tariff subsidies payments	13	88,349	96,776	90,845	-	-	-
Derivative financial instruments	31	522,579	234,766	69,643	-	-	-
Others		362,326	425,452	522,449	9,616	15,876	13,940
		14,198,089	9,094,615	8,520,239	1,823,343	1,992,780	1,144,742

Assets classified as held for sale	32	1,258,111	1,258,111	19,446,033	1,258,111	1,258,111	1,573,967

TOTAL CURRENT		15,456,200	10,352,726	27,966,272	3,081,454	3,250,891	2,718,709

NON-CURRENT
Marketable securities	7	764,793	13,342	108,683	26,127	454	10,691
Receivables from customers, traders and power transport concession holders	8	160,969	77,065	80,889	-	-	-
Recoverable taxes	9	3,442,071	6,349,352	242,356	497,386	491,487	3,672
Income tax and social contribution tax recoverable	10	346,523	227,913	5,516	279,856	224,846	2,401
Deferred income tax and social contribution tax	10	2,452,860	2,429,789	2,146,863	690,895	680,731	809,270
Escrow deposits	12	1,055,797	2,540,239	2,501,512	304,676	310,065	326,345
Derivative financial instruments	31	2,426,351	1,456,178	743,692	-	-	-
Accounts receivable from the State of Minas Gerais	11	11,614	115,202	245,566	11,614	115,202	245,566
Concession financial and sector assets	14	3,798,734	3,758,680	3,812,179	-	-	-
Concession contract assets	15	4,242,962	3,307,369	3,026,157	-	-	-
Investments – Equity method	16	5,415,293	5,399,391	5,234,578	15,139,383	12,842,731	12,551,066
Property, plant and equipment	17	2,407,143	2,450,125	2,661,585	1,192	1,546	2,250
Intangible assets	18	11,809,928	11,624,471	10,777,191	2,655	4,175	6,125
Leasing – rights of use	19	212,074	276,824	-	2,058	3,330	-
Others		79,768	147,058	784,674	25,187	38,407	35,756
TOTAL NON-CURRENT		38,626,880	40,172,998	32,371,441	16,981,029	14,712,974	13,993,142
TOTAL ASSETS		54,083,080	50,525,724	60,337,713	20,062,483	17,963,865	16,711,851

The Notes are an integral part of these Financial Statements.

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STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020, 2019 AND JANUARY 1ST, 2019

LIABILITIES

(Thousands of Brazilian Reais)

	Note	Consolidated			Parent company
		Dec. 31, 2020	Dec. 31, 2019 (Restated)	Jan. 01, 2019 (Restated)	Dec. 31, 2020	Dec. 31, 2019 (Restated)	Jan. 01, 2019 (Restated)
CURRENT
Suppliers	20	2,358,320	2,079,891	1,801,252	2,045	2,705	9,285
Regulatory charges	23	445,807	456,771	514,412	4,624	4,624	5,671
Profit sharing		121,865	212,220	78,759	12,626	10,235	4,813
Taxes payable	21	505,739	410,967	453,362	88,768	92,640	45,014
Income tax and social contribution tax	10	140,058	133,868	112,063	3,634	-	-
Interest on equity and dividends payable	27	1,448,846	744,591	863,703	1,446,945	742,519	861,420
Loans, financing and debentures	22	2,059,315	2,746,249	2,197,566	49,953	-	-
Payroll and related charges		212,755	200,044	283,730	10,713	10,662	17,446
Public lighting contribution		304,869	251,809	281,362	-	-	-
Post-employment obligations	24	304,551	287,538	252,688	25,062	23,747	13,774
Sector financial liabilities	14	231,322	-	-	-	-	-
PIS/Pasep and Cofins taxes to be refunded to customers	21	448,019	-	-	-	-	-
Put Option - SAAG	31	536,155	-	-	-	-	-
Leasing liabilities	19	47,799	85,000	-	241	1,646	-
Others		524,795	355,623	325,985	5,249	11,496	420,198
		9,690,215	7,964,571	7,164,882	1,649,860	900,274	1,377,621

Liabilities classified as held for sale	32	-	-	16,272,239	-	-	-
TOTAL CURRENT		9,690,215	7,964,571	23,437,121	1,649,860	900,274	1,377,621

NON-CURRENT
Regulatory charges	23	291,189	147,266	178,525	-	-	-
Loans, financing and debentures	22	12,961,243	12,029,782	12,574,262	-	48,252	45,081
Taxes payable	21	262,745	226,768	248,657	-	91	-
Deferred income tax and social contribution tax	10	1,040,003	770,084	803,301	-	-	-
Provisions	25	1,892,437	1,888,064	640,671	222,385	223,427	64,204
Post-employment obligations	24	6,538,496	6,421,156	4,735,656	713,718	689,761	495,677
PIS/Pasep and Cofins taxes to be refunded to customers	21	3,569,837	4,193,329	1,123,680	-	-	-
Put Option - SAAG	31	-	482,841	419,148	-	-	-
Leasing liabilities	19	178,704	202,747	-	1,873	1,833	-
Other obligations		180,863	96,611	92,005	1,981	1,972	5,189
TOTAL NON-CURRENT		26,915,517	26,458,648	20,815,905	939,957	965,336	610,151
TOTAL LIABILITIES		36,605,732	34,423,219	44,253,026	2,589,817	1,865,610	1,987,772

EQUITY	26
Share capital		7,593,763	7,293,763	7,293,763	7,593,763	7,293,763	7,293,763
Capital reserves		2,249,721	2,249,721	2,249,721	2,249,721	2,249,721	2,249,721
Profit reserves		10,060,605	8,750,051	6,362,022	10,060,605	8,750,051	6,362,022
Equity valuation adjustments		(2,431,423)	(2,406,920)	(1,326,787)	(2,431,423)	(2,406,920)	(1,326,787)
Retained earnings		-	211,640	145,360	-	211,640	145,360
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		17,472,666	16,098,255	14,724,079	17,472,666	16,098,255	14,724,079
NON-CONTROLLING INTERESTS	27	4,682	4,250	1,360,608	-	-	-
TOTAL EQUITY		17,477,348	16,102,505	16,084,687	17,472,666	16,098,255	14,724,079
TOTAL LIABILITIES AND EQUITY		54,083,080	50,525,724	60,337,713	20,062,483	17,963,865	16,711,851

The Notes are an integral part of these Financial Statements.

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STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Thousands of Brazilian Reais, except earnings per share)

	Note	Consolidated		Parent company
		2020	2019 (Restated)	2020	2019 (Restated)
CONTINUING OPERATIONS
NET REVENUE	27	25,227,625	25,486,973	319	186,467

OPERATING COSTS
COST OF ENERGY AND GAS	28
Energy purchased for resale		(12,111,489)	(11,286,174)	-	-
Charges for use of the national grid		(1,747,811)	(1,426,278)	-	-
Gas purchased for resale		(1,083,089)	(1,435,728)	-	-
		(14,942,389)	(14,148,180)	-	-
OTHER COSTS	28
Personnel		(1,011,557)	(1,001,762)	-	-
Materials		(62,480)	(73,872)	-	-
Outsourced services		(1,086,517)	(1,042,989)	-	-
Depreciation and amortization		(865,202)	(814,783)	-	-
Operating provisions, net		(168,099)	(1,213,759)	-	-
Infrastructure construction cost		(1,581,475)	(1,199,698)	-	-
Others		(127,033)	(103,630)	-	-
		(4,902,363)	(5,450,493)	-	-

TOTAL COST		(19,844,752)	(19,598,673)	-	-

GROSS PROFIT		5,382,873	5,888,300	319	186,467

OPERATING EXPENSES (REVENUES)	28
Selling expenses		(146,705)	(237,733)	-	-
General and administrative expenses		(582,457)	(641,810)	(45,220)	(72,715)
Operating provisions		(108,482)	(949,614)	(54,910)	(188,461)
Other operating (expenses) income, net		(749,475)	(1,047,423)	(70,328)	(66,084)
		(1,587,119)	(2,876,580)	(170,458)	(327,260)

Periodic tariff review, net	15	502,108	-	-	-
Share of profit, net, of affiliates, subsidiaries and joint ventures	16	356,698	125,351	2,980,914	2,900,691
Dividends declared by investee classified as held for sale	31	-	72,738	-	72,738
Result of business combination	16	51,736	-	51,736	-
Income before finance income (expenses) and taxes		4,706,296	3,209,809	2,862,511	2,832,636

Finance income	29	2,445,405	3,206,850	(2,054)	272,753
Finance expenses	29	(3,350,864)	(1,846,573)	(4,542)	(26,690)
Income before income tax and social contribution tax		3,800,837	4,570,086	2,855,915	3,078,699

Current income tax and social contribution tax	10	(683,681)	(1,454,341)	(3,653)	(5,707)
Deferred income tax and social contribution tax	10	(252,035)	(145,459)	11,848	(103,381)
Net income for the year from continuing operations		2,865,121	2,970,286	2,864,110	2,969,611

DISCONTINUED OPERATIONS
Net income after tax for the year from discontinued operations	32	-	224,067	-	224,067
NET INCOME FOR THE YEAR		2,865,121	3,194,353	2,864,110	3,193,678

Total of net income for the year attributed to:
Equity holders of the parent
Net income from continuing operations		2,864,110	2,969,611	2,864,110	2,969,611
Net income from discontinued operations	32	-	224,067	-	224,067
Net income for the year attributed to equity holders of the parent		2,864,110	3,193,678	2,864,110	3,193,678
Non-controlling interests
Net income from continuing operations		1,011	675	-	-
		2,865,121	3,194,353	2,864,110	3,193,678
Basic and diluted earnings per preferred share – R$	26	1.89	2.10	1.89	2.10
Basic and diluted earnings per common share – R$	26	1.89	2.10	1.89	2.10
Basic and diluted earnings per preferred share from continuing operations – R$	26	1.89	1.95	1.89	1.95
Basic and diluted earnings per common share from continuing operations – R$	26	1.89	1.95	1.89	1.95
65

Basic and diluted earnings earnings per preferred share from discontinued operations – R$	26	-	0.15	-	0.15
Basic and diluted earnings per common share from discontinued operations – R$	26	-	0.15	-	0.15

The Notes are an integral part of these Financial Statements.

66

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Thousands of Brazilian Reais)

	Consolidated		Parent company
	2020	2019 (Restated)	2020	2019 (Restated)
NET INCOME FOR THE YEAR	2,865,121	3,194,353	2,864,110	3,193,678
OTHER COMPREHENSIVE INCOME
Items not to be reclassified to profit or loss in subsequent periods
Post retirement liabilities – remeasurement of obligations of the defined benefit plans	(10,364)	(1,599,049)	4,963	(176,235)
Income tax and social contribution tax on restatement of defined benefit plans	3,525	543,676	(1,687)	59,919
Equity gain (loss) on other comprehensive income in subsidiary and jointly-controlled entity	-	-	(10,115)	(939,057)
Others	(714)	48	(714)	52
	(7,553)	(1,055,325)	(7,553)	(1,055,321)

COMPREHENSIVE INCOME FOR THE YEAR	2,857,568	2,139,028	2,856,557	2,138,357

Total of comprehensive income for the year attributed to:
Equity holders of the parent	2,856,557	2,138,357	2,856,557	2,138,357
Non-controlling interests	1,011	671	-	-
	2,857,568	2,139,028	2,856,557	2,138,357

The Notes are an integral part of these Financial Statements.

67

STATEMENTS OF CHANGES IN CONSOLIDATED EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Thousands of Brazilian Reais, except where otherwise indicated)

	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total	Non-controlling interests	Total Equity
AS OF JANUARY 1ST, 2020 (Restated)	7,293,763	2,249,721	8,750,051	(2,406,920)	211,640	16,098,255	4,250	16,102,505
Non-controlling Interests (Note 26)	-	-	-	-	-	-	(579)	(579)
Net income for the year	-	-	-	-	2,864,110	2,864,110	1,011	2,865,121
Subscription of capital	300,000	-	(300,000)	-	-	-	-	-
Other Comprehensive Income	-	-	-	(7,553)	-	(7,553)	-	(7,553)
Realization of PP&E deemed cost	-	-	-	(16,950)	16,950	-	-	-
Appropriation of Net income for the year
Tax incentives reserve (Note 26)	-	-	17,829	-	(17,829)	-	-	-
Proposed dividends (Note 26)	-	-	-	-	(1,482,146)	(1,482,146)	-	(1,482,146)
Legal reserve (Note 26)	-	-	142,314	-	(142,314)	-	-	-
Retained earnings reserve (Note 26)	-	-	1,450,411	-	(1,450,411)	-	-	-
AS OF DECEMBER 31, 2020	7,593,763	2,249,721	10,060,605	(2,431,423)	-	17,472,666	4,682	17,477,348

	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total	Non-controlling interests	Total Equity
AS OF JANUARY 1ST, 2019 (Restated)	7,293,763	2,249,721	6,362,022	(1,326,787)	145,360	14,724,079	1,360,608	16,084,687
Non-controlling Interests (Note 26)	-	-	-	-	-	-	(1,356,791)	(1,356,791)
Net income for the year	-	-	-	-	3,193,678	3,193,678	675	3,194,353
Other Comprehensive Income	-	-	-	(1,055,321)	-	(1,055,321)	(4)	(1,055,325)
Realization of PP&E deemed cost	-	-	-	(24,812)	24,812	-	-	-
Appropriation of Net income for the year
Tax incentives reserve (Note 26)	-	-	18,256	-	(18,256)	-	-	-
Proposed dividends (Note 26)	-	-	-	-	(764,181)	(764,181)	(238)	(764,419)
Unrealized earnings reserve (nota 26)	-	-	834,603	-	(834,603)
Retained earnings reserve (Note 26)	-	-	1,535,170	-	(1,535,170)	-	-	-
AS OF DECEMBER 31, 2019 (Restated)	7,293,763	2,249,721	8,750,051	(2,406,920)	211,640	16,098,255	4,250	16,102,505

The Notes are an integral part of these Financial Statements.

68

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Thousands of Brazilian Reais)

	Note	Consolidated		Parent company
		2020	2019 (Restated)	2020	2019 (Restated)
CASH FLOW FROM OPERATIONS
Net income for the year from continuing operations		2,864,110	2,969,611	2,864,110	2,969,611
Net income for the year from discontinuing operations		-	224,067	-	224,067
Net income for the year attributed non-controlling shareholders		1,011	675	-	-
Expenses (revenues) not affecting cash and cash equivalents:
Deferred income tax and social contribution tax	10	252,035	145,459	(11,848)	103,381
Depreciation and amortization	28	989,053	958,234	2,954	4,525
Loss on write-off of net residual value of unrecoverable concession financial assets, concessional contract asset, PP&E and Intangible assets	14, 15, 17 and 18	39,039	124,047	157	573
Impairment of contract asset and intangible assets	15 and 18	(12,254)	24,349	-	-
Result of business combination	16	(51,736)	-	(51,736)	-
Share of loss, net, of subsidiaries and joint ventures	16	(356,698)	(125,351)	(2,980,914)	(2,900,691)
Dividends declared by investee classified as held for sale	32	-	(72,738)	-	(72,738)
Periodic Tariff Reset adjustments		(551,852)	-	-	-
Remeasuring of concession financial and concession contract assets	14 and 15	(800,968)	(755,469)	-	-
Interest and monetary variation		1,202,087	1,189,777	(67,525)	(20,018)
Recognition of PIS/Pasep and Cofins taxes credits over ICMS	9	-	(2,951,789)	-	(481,069)
Refunded of PIS/Pasep and Cofins over ICMS credits to customers – realization	27	(266,320)	-	-	-
Exchange variation on loans	22	1,742,494	225,992	-	-
Appropriation of transaction costs	22	15,107	37,616	222	173
Provisions for operating losses	28	423,286	2,401,106	54,910	188,461
Net gain on derivative instruments at fair value through profit or loss		(1,752,688)	(997,858)	-	-
CVA (Parcel A items Compensation) Account and Other financial components in tariff adjustments	14	(454,741)	(57,988)	-	-
Post-employment obligations	24	490,953	464,554	50,110	46,796
Others		57,865	(8,436)	1,531	1,845
		3,829,783	3,795,858	(138,029)	64,916
Increase (decrease) in assets
Receivables from customers and traders and Concession holders – Transport of electricity		(78,420)	(665,727)	194	5,619
CVA and Other financial components in tariff adjustments	14	1,466,945	362,469	-	-
Recoverable taxes		(59,383)	(11,699)	-	4,640
Income tax and social contribution tax credits		(162,380)	(71,267)	45,546	16,698
Escrow deposits		1,537,655	10,975	14,688	33,820
Dividends received from investees	16	386,555	282,580	1,184,016	830,525
Contract assets and concession financial assets	14 and 15	688,104	511,451	-	-
Other		187,886	25,258	30,371	(7,709)
		3,966,962	444,040	1,274,815	883,593
Increase (decrease) in liabilities
Suppliers		278,382	278,639	(666)	(6,580)
Taxes payable		823,522	(162,318)	(53,832)	44,376
Income tax and social contribution tax payable		689,596	1,432,536	3,653	5,707
Payroll and related charges		12,711	(83,686)	51	(6,784)
Regulatory charges		132,350	(88,900)	-	(1,047)
Advances from customers		-	(80,862)	-	-
Post-employment obligations	24	(366,964)	(343,253)	(19,875)	(18,974)
Other		106,909	6,210	(16,192)	(22,017)
		1,676,506	958,366	(86,861)	(5,319)
Cash generated by operating activities		9,473,251	5,198,264	1,049,925	943,190
Interest paid on loans, financing and debentures	22	(1,081,476)	(1,264,800)	-	-
Interest paid on loans from related parties		-	-	-	(24,578)
Interest paid on leasing contracts	19	(3,704)	(5,150)	(65)	(127)
Income tax and social contribution tax paid		(240,339)	(1,767,409)	-	(102,869)
Cash inflows from settlement of derivatives instruments		461,375	100,107	-	-
Net cash flows from continuing operating activities		8,609,107	2,261,012	1,049,860	815,616
Net cash flows used in discontinued operating activities	32	-	(224,067)	-	(224,067)
NET CASH FROM OPERATING ACTIVITIES		8,609,107	2,036,945	1,049,860	591,549

INVESTING ACTIVITIES
Marketable securities	(3,368,351)	79,030		53,333	(64,919)
Restricted cash	(51,337)	78,656		(220)	-

69

Cash arising from business combination		27,110	-	-	-
Investments
Settlement received through merger	16	-	-	11	22,444
Capital contributions in investees	16	(120,320)	(38,265)	(119,248)	(19,434)
Loans from related parties		(26,500)	(6,418)	(26,500)	(6,418)
Property, plant and equipment	17	(133,045)	(70,390)	-	(45)
Intangible assets	18	(40,980)	(931,644)	(13)	(13)
Contract assets – distribution of gas and energy infrastructure	15	(1,363,564)	(924,664)	-	-
Net cash flow used in continued investment activities		(5,076,987)	(1,813,695)	(92,637)	(68,385)
Net cash flow used in discontinued investment activities	32	-	625,000	-	625,000
NET CASH USED IN INVESTING ACTIVITIES		(5,076,987)	(1,188,695)	(92,637)	556,615

FINANCING ACTIVITIES
Proceeds from Loans, financings and debentures, net from transaction costs	22	825,562	4,476,722	-	-
Interest on capital and dividends paid	26	(598,135)	(701,137)	(597,385)	(735,282)
Payment of loans with related parties		-	-	-	(400,000)
Payment of loans, financing and debentures	22	(2,531,026)	(4,883,218)	-	-
Leasing liabilities paid	19	(83,881)	(95,664)	(1,547)	(2,856)
NET CASH USED IN FINANCING ACTIVITIES		(2,387,480)	(1,203,297)	(598,932)	(1,138,138)
Net (decrease) increase in cash and cash equivalents for the period		1,144,640	(355,047)	358,291	10,026
Cash and cash equivalents at the beginning of the period	6	535,757	890,804	64,356	54,330
Cash and cash equivalents at the end of the period	6	1,680,397	535,757	422,647	64,356

The Notes are an integral part of these Financial Statements.

70

STATEMENTS OF ADDED VALUE

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Thousands of Brazilian Reais)

	Consolidado				Controladora
	2020		2019 (Reapresentado)		2020		2019 (Reapresentado)
REVENUES
Sales of energy, gas and services	34,512,165		34,455,097		354		4,485
Distribution construction revenue	1,434,823		979,308		-		-
Transmission construction revenue	201,451		311,759		-		-
Interest revenue arising from the financing component in the transmission contract asset	438,393		327,995		-		-
Gain on financial updating of the Concession Grant Free	347,057		318,266		-		-
Adjustment to expectation of cash flow from reimbursement of distribution concession financial assets	15,464		17,839		-		-
Recovery of PIS/Pasep and Cofins taxes credits over ICMS	-		1,427,786		-		-
Periodic Tariff Reset adjustments	551,852		-		-		-
Investment in PP&E	69,643		25,012		-		-
Other revenues	38,107		71,161		-		-
Allowance for doubtful receivables	(146,705)		(237,733)		-		-
	37,462,250		37,696,490		354		4,485
INPUTS ACQUIRED FROM THIRD PARTIES
Energy bought for resale	(13,210,691)		(12,311,849)		-		-
Charges for use of national grid	(1,949,501)		(1,592,178)		-		-
Outsourced services	(1,924,343)		(1,671,293)		(26,130)		(36,586)
Gas bought for resale	(1,375,351)		(1,823,147)		-		-
Materials	(861,221)		(691,683)		(190)		(3,396)
Other operating costs	(686,918)		(2,694,391)		(62,008)		(117,963)
	(20,008,025)		(20,784,541)		(88,328)		(157,945)

GROSS VALUE ADDED	17,454,225		16,911,949		(87,974)		(153,460)
RETENTIONS
Depreciation and amortization	(989,053)		(958,234)		(2,954)		(4,525)
NET ADDED VALUE PRODUCED BY THE COMPANY FROM CONTINUING OPERATIONS	16,465,172		15,953,715		(90,928)		(157,985)
NET ADDED VALUE PRODUCED BY THE COMPANY FROM DISCONTINUED OPERATIONS	-		224,067		-		224,067

ADDED VALUE RECEIVED BY TRANSFER
Share of (loss) profit, net, of associates and joint ventures	356,698		125,351		2,980,914		2,900,691
Result of business combinations	2,445,405		3,206,850		(2,054)		272,753
Financial revenues	51,736		-		51,736		-
ADDED VALUE TO BE DISTRIBUTED	19,319,011		19,509,983		2,939,668		3,239,526

DISTRIBUTION OF ADDED VALUE
		%		%		%		%
Employees	1,772,267	9.16	1,861,767	9.54	72,546	2.47	83,362	2.57
Direct remuneration	1,053,035	5.45	1,218,391	6.24	17,839	0.61	32,600	1.00
Post-employment obligations and other benefits	601,581	3.11	562,075	2.88	51,266	1.74	48,138	1.49
FGTS fund	58,801	0.30	59,810	0.31	1,524	0.05	1,716	0.05
Voluntary retirement program	58,850	0.30	21,491	0.11	1,917	0.07	908	0.03

Taxes	11,289,013	58.45	12,554,954	64.35	(2,229)	(0.08)	(66,623)	(2.06)
Federal	5,343,372	27.67	6,397,806	32.79	(3,245)	(0.11)	(68,726)	(2.12)
State	5,934,555	30.72	6,142,683	31.48	651	0.02	1,357	0.04
Municipal	11,086	0.06	14,465	0.08	365	0.01	746	0.02

Remuneration of external capital	3,392,610	17.56	1,898,909	9.74	5,241	0.18	29,109	0.90
Interest	3,374,783	17.47	1,872,545	9.60	4,542	0.16	26,690	0.83
Rentals	17,827	0.09	26,364	0.14	699	0.02	2,419	0.07

Remuneration of own capital	2,865,121	14.83	3,194,353	16.37	2,864,110	97.43	3,193,678	98.59
Interest on equity	553,488	2.86	400,000	2.05	553,488	18.83	400,000	12.35
Dividends	938,658	4.86	364,181	1.87	938,658	31.93	364,181	11.24
Retained earnings	1,371,964	7.11	2,429,497	12.45	1,371,964	46.67	2,429,497	75.00
Non-controlling interest in retained earnings	1,011	-	675	-	-	-	-	-
	19,319,011	100.00	19,509,983	100.00	2,939,668	100.00	3,239,526	100.00

The Notes are an integral part of these Financial Statements.

71

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED ON DECEMBER 31, 2020 AND 2019

(In thousands of Brazilian Reais, except where otherwise indicated)

1.	OPERATING CONTEXT

a)       The Company

Companhia Energética de Minas Gerais (‘Cemig’, ´Parent company’ or ‘Company’) is a listed corporation registred in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded on the São Paulo Stock Exchange (‘B3’) at Corporate Governance Level 1; on the New York Stock Exchange (‘NYSE’); and on the stock exchange of Madrid (‘Latibex’). The Company is an entity domiciled in Brazil, with head office in Belo Horizonte/MG. Constituted to operate exclusively as a holding company, with interests in subsidiaries or jointly controlled entities, whose objects are: construction and operation of systems for generation, transformation, transmission, distribution and sale of energy, and also activities in the various fields of energy sector and gas distribution, for the purpose of commercial operation.

Cemig has equity interests in the following subsidiaries, jointly-controlled entities and affiliates, all of which principal activities are: construction and operation of systems of production, distribution and sale of energy and gas (information in MWh has not been audited by the external auditors):

Investments	Classification	Description
SUBSIDIARIES:
Cemig Geração e Transmissão S.A. (‘Cemig GT’ or ‘Cemig Geração e Transmissão’) (1)	Subsidiary	Wholly-owned subsidiary engaged in the energy generation and transmission services. Its shares are listed in Brazil, but are not actively traded. Cemig GT has interests in 82 power plants (75 of which are hydroelectric, 6 are wind power and 1 is solar), of which 45 are controlled by Cemig GT, and associated transmission lines, most of which are part of the Brazilian national generation and transmission grid system, with total installed generation capacity of 5,786 MW (*).
Cemig Baguari	Subsidiary	Corporation engaged in the production and sale of energy as an independent power producer and in interests in investees or joint operations that are engaged in the production and sale of energy in future projects.
Cemig GeraçãoTrês Marias S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Três Marias Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 396 MW (*), and guaranteed offtake level of 239 MW (*) average.
Cemig Geração Salto Grande S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Salto Grande Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 102 MW (*), and guaranteed offtake level of 75 MW (*) average.
72

Cemig Geração Itutinga S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Itutinga Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 52 MW (*), and guaranteed offtake level of 28 MW (*) average.
Cemig Geração Camargos S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Camargos Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 46 MW (*), and guaranteed offtake level of 21 MW (*) average.
Cemig Geração Sul S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public concession holder, by commercial operation of the Coronel Domiciano, Marmelos, Joasal, Paciência and Piau Small Hydroelectric Plants, and trading in energy in the Free Market. Aggregate installed generation capacity is 39.53 MW (*); guaranteed offtake level of 27.09 MW (*) average.
Cemig Geração Leste S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public concession holder, by operation of the Dona Rita, Sinceridade, Neblina, Ervália, Tronqueiras and Peti Small Hydroelectric Plants, and trading in energy in the Free Market. Aggregate installed generation capacity of these plants is 35.17 MW (*); guaranteed offtake level of 18.80 MW (*) average.
Cemig Geração Oeste S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Gafanhoto, Cajuru and Martins Small Hydroelectric Plants, and sale and trading of energy in the Free Market. It has aggregate installed capacity of 28.90 MW (*), and guaranteed offtake level of 11.21 MW (*) average.
Rosal Energia S.A. (‘Rosal’)	Subsidiary	Corporation that holds the concession to generate and sell energy, operating the Rosal Hydroelectric Plant, on the border between the states of Rio de Janeiro and Espírito Santo.
Sá Carvalho S.A. (‘Sá Carvalho’)	Subsidiary	Corporation that holds the concession to generate and sell energy, operating the Sá Carvalho Hydroelectric Plant.
Horizontes Energia S.A. (‘Horizontes’)	Subsidiary	Corporation that is classified as an independent power producer operating the Machado Mineiro and Salto do Paraopeba Hydroelectric Plants in Minas Gerais; and the Salto do Voltão and Salto do Passo Velho Hydroelectric Plants, in the state of Santa Catarina.
Cemig PCH S.A. (‘PCH’)	Subsidiary	Corporation that is classified as an independent power producer operating the Pai Joaquim hydroelectric power plant.
Cemig Trading S.A. (‘Cemig Trading’)	Subsidiary	Corporation engaged in trading and intermediation of energy.
Empresa de Serviços e Comercialização de Energia Elétrica S.A.	Subsidiary	Corporation engaged in the production and sale of energy as an independent power producer, in future projects.
Cemig Geração Poço Fundo	Subsidiary	Corporation engaged in the production and sale of energy, as an independent producer, through construction and operation of the hydroelectric power plant Poço Fundo, located in Machado river, in the State of Minas Gerais.
Central Eólica Praias de Parajuru S.A. (‘Central Eólica Praias de Parajuru’)	Subsidiary	Corporation engaged in the production and sale of energy at the wind power plant of the same name in the northeastern Brazilian state of Ceará.
Central Eólica Volta do Rio S.A. (‘Central Eólica Volta do Rio’)	Subsidiary	Corporation engaged in the production and sale of energy at the wind power plant of the same name in Acaraú, northeastern Brazilian state of Ceará.
Cemig Distribuição S.A. (‘Cemig D’ or ‘Cemig Distribuição’)	Subsidiary	Wholly-owned subsidiary, whose shares are listed in Brazil but are not actively traded; engaged in the distribution of energy through networks and distribution lines throughout almost the whole of Minas Gerais State.
Companhia de Gás de Minas Gerais (‘Gasmig’)	Subsidiary	Corporation engaged in the acquisition, transportation and distribution of combustible gas or sub-products and derivatives, through a concession for the distribution of gas in the State of Minas Gerais.
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Cemig Sim (‘Efficientia’) (2)	Subsidiary	Corporation that provides energy efficiency and optimization services and energy solutions through studies and execution of projects; and services of operation and maintenance of energy supply facilities.
Companhia de Transmissão Centroeste de Minas (‘Centroeste’) (3)	Subsidiary	Corporation engaged in the construction, operation and maintenance of the Furnas-Pimenta transmission line – part of the national grid.
JOINTLY-CONTROLLED ENTITIES
Guanhães Energia S.A. (‘Guanhães Energia’)	Jointly-controlled entity	Corporation engaged in the production and sale of energy through building and commercial operation of the following Small Hydro Plants: Dores de Guanhães, Senhora do Porto and Jacaré, in the county of Dores de Guanhães; and Fortuna II, in the county of Virginópolis, in Minas Gerais.
LightGer S.A. (‘LightGer’)	Jointly-controlled entity	Corporation classified as independent power producer, formed to build and operate the Paracambi Small Hydro Plant (or PCH), on the Ribeirão das Lages river in the county of Paracambi, Rio de Janeiro State.
Usina Hidrelétrica Itaocara S.A. (‘UHE Itaocara’)	Jointly-controlled entity	Corporation, comprising the partners of the UHE Itaocara Consortium, formed by Cemig GT and Itaocara Energia (of the Light group), responsible for construction of the Itaocara I Hydroelectric Plant.
Axxiom Soluções Tecnológicas S.A. (‘Axxiom’)	Jointly-controlled entity	Unlisted corporation, providing technology and systems solutions for operational management of public service concession holders, including companies operating in energy, gas, water and sewerage, and other utilities. Jointly controlled by Light (51%) and Cemig (49%).
Hidrelétrica Cachoeirão S.A. (‘Cachoeirão’)	Jointly-controlled entity	Production and sale of energy as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais.
Hidrelétrica Pipoca S.A. (‘Pipoca’)	Jointly-controlled entity	Independent production of energy, through construction and commercial operation of the Pipoca Small Hydro Plant (SHP, or Pequena Central Hidrelétrica – PCH), on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in Minas Gerais State.
Retiro Baixo Energética S.A. (‘RBE’)	Jointly-controlled entity	Corporation that holds the concession to operate the Retiro Baixo Hydroelectric Plant, on the Paraopeba River, in the São Francisco river basin, in the municipalities of Curvelo and Pompeu, in Minas Gerais.
Amazônia Energia Participações S.A (‘Amazônia Energia’)	Jointly-controlled entity	Special-purpose company created by Cemig GT (74.50% ownership) and Light (25.50%), for acquisition of an equity interest of 9.77% in Norte Energia S.A. (‘Nesa’), the company holding the concession for the Belo Monte Hydroelectric Plant, on the Xingu River, in the Northern Brazilian State of Pará.
Aliança Norte Energia Participações S.A. (‘Aliança Norte’)	Jointly-controlled entity	Special-purpose company created by Cemig GT (49% ownership) and Vale S.A. (51%), for acquisition of an equity interest of 9% in Norte Energia S.A. (‘Nesa’), the company holds the concession for the Belo Monte Hydroelectric Plant, on the Xingu River, in the Northern Brazilian State of Pará.
Baguari Energia S.A. (‘Baguari Energia’)	Jointly-controlled entity	Corporation engaged in the construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through participation in the UHE Baguari Consortium (Baguari Energia 49.00%, Neoenergia 51.00%), on the Doce river in Governador Valadares, Minas Gerais.
Renova Energia S.A. (‘Renova Energia’)	Jointly-controlled entity	Listed company engaged in the development, construction and operation of plants generating power from renewable sources – wind power, small hydro plants (SHPs), and solar energy; trading of energy; and related activities.
Aliança Geração de Energia S.A. (‘Aliança’)	Jointly-controlled entity	Unlisted company created by Cemig GT and Vale S.A. as a platform for consolidation of generation assets held by the two parties in generation consortia, and investments in future generation projects. For their shares, the two parties subscribed the following generation plant assets: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés, and Candonga. With these assets Aliança has total installed generation capacity, in operation, of 1,257 MW (physical offtake guarantee 707 MW average). It also has other generation projects. Vale and Cemig GT respectively hold 55% and 45% of the total capital.
Transmissora Aliança de Energia Elétrica S.A. (‘TAESA’)	Jointly-controlled entity	Corporation engaged in the construction, operation and maintenance of energy transmission facilities in all regions of Brazil through direct and indirect equity interests in investees

UFV Janaúba Geração de Energia Elétrica Distribuída SA

UFV Corinto Geração de Energia Elétrica Distribuída SA

UFV Manga Geração de Energia Elétrica Distribuída SA

UFV Bonfinópolis II Geração de Energia Elétrica Distribuída SA

UFV Lagoa Grande Geração de Energia Elétrica Distribuída SA,

UFV Lontra Geração de Energia Elétrica Distribuída SA,

UFV Mato Verde Geração de Energia Elétrica Distribuída SA,

UFV Mirabela Geração de Energia Elétrica Distribuída SA,

UFV Porteirinha Geração de Energia Elétrica Distribuída SA e

UFV Porteirinha II Geração de Energia Elétrica Distribuída AS (4)

	Jointly-controlled entity	Generation of electric power from photovoltaic solar sources to the Distributed Generation market (‘Geração Distribuída’), with total installed capacity of 46.26MWp. The wholly owned subsidiary Cemig Sim and Mori Energia holds 49% and 51% of the total equity, respectively.
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Affiliated Company
Madeira Energia S.A. (‘Madeira’)	Affiliated company	Corporation engaged in the construction and commercial operation of the Santo Antônio Hydroelectric Plant, through its subsidiary Santo Antônio Energia S.A., in the basin of the Madeira river, in the State of Rondônia.
Ativas Datacenter S.A. (‘Ativas’)	Affiliated entity	Corporation engaged in the supply of IT and communication infrastructure services, including physical hosting and related services for medium-sized and large corporations.
FIP Melbourne (Usina de Santo Antônio)	Affiliated entity

Investment fund managed by Banco Modal S.A., whose objective is to seek appreciation of capital invested through acquisition of shares, convertible debentures or warrants issued by listed or unlisted companies, and/or other assets. This fund held 83% of the share capital of SAAG Investimentos S.A. (‘SAAG’), the objects of which are to own equity in Madeira Energia S.A. (‘Mesa’).

Affiliated Company held for sale:
Light S.A. (‘Light’) (5)	Affiliated entity

Listed company engaged in the following activities: energy generation, transmission, trading, distribution, and related services; and holding direct or indirect interest in companies engaged in similar activities.

(*) Information not reviewed by the external auditors.

(1)	On October 1, 2020, an Extraordinary General Meeting of Shareholders approved the merger of this wholly-owned subsidiary, at book value, and as a result the investee ceased to exist and the Company took over of all its rights and liabilities.
(2)	On April 14, 2020, the minute of the Annual General Meeting that decided about changes in this subsidiary’s By-laws was registered in the commercial registry authority, changing the name of this subsidiary to Cemig Soluções Inteligentes em Energia S.A.-Cemig Sim.
(3)	On January 13, 2020, the Company concluded the acquisition of 49% of the share capital held by Eletrobras in Centroeste, becoming the sole owner of the investee since then.
(4)	In 2020, Cemig concluded acquisition of interests in special-purpose companies operation in photovoltaic solar generation. For further information, see item (c) of this Note.
(5)	In the public offering of commom shares in Light, completed on January 22, 2021, the Company sold its entire holding of shares in Light. For further information, see Note 31.

Management has assessed the capacity of the Company to continue as a going concern, and believes that its operations will generate sufficient future cash flows to enable continuity of its businesses. In addition, Management is not aware of any material uncertainties that could generate significant doubts about its ability to continue as a going concern. Therefore, these financial statements are prepared on a going concern basis.

b)	Centroeste control acquisition

On January 13, 2020, the Company concluded acquisition of the equity interest of 49% of the share capital held by Eletrobras in Centroeste, resulting in its now holding 100% of that investee. The acquisition, which resulted in the Company obtaining control, based on the provisions of accounting standard IFRS 10/ CPC 36 – Consolidated Financial Standard, is the result of exercise of the right of first refusal for acquisition of the shareholding offered in Eletrobras Auction 01/2018, Lot P, held on September 27, 2018, and confirmed on January 15, 2019.

The effects of business combination in this interim financial information are present in Note 16 (d).

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c)    Merging of Cemig Geração Distribuída S.A.

On October 19, 2020 an Extraordinary General Meeting of Stockholders approved the merging of Cemig’s wholly-owned Cemig Geração Distribuída, at book value, with consequent extinction of this investee from that date, the Company becoming its successor in all its assets, rights and obligations, in accordance with Article 227 of Law 6,404/76. Subsidiary´s equity amount of the company on the date of merge was R$11,625.

Considering this is a wholly-owned subsidiary merger there has not been capital increase nor new shares issuance.

d)   Acquisition of interest in special-purpose companies (‘SPCs’) operating in photovoltaic solar generation

On November 25, 2020, the Company’s wholly-owned subsidiary Cemig Soluções Inteligentes em Energia S.A. (‘Cemig Sim’) acquired 49% of interest in seven special-purpose companies operating in photovoltaic solar generation for the distributed generation market (‘geração distribuída’), with total installed capacity of 29.45MWp, for R$54,920. On August 19, 2020 and on September 30, 2020, this wholly-owned subsidiary also acquired 49% of interest in two others SPCs operating in the same market segment for R$7,856 and R$10,243, respectively, with total installed capacity of 11.62 MWp.

More details, see Note 16.

e)   Covid-19

General Context

On March 11, 2020, the World Health Organization characterized Covid-19 as a pandemic, reinforcing the restrictive measures recommendations to prevent the virus dissemination worldwide. These measures are based, mainly, on social distancing, which have been causing major negative impact on entities, affecting their production process, interrupting their supply chains, causing workforce shortages and closing of stores and facilities. The economies around the world are developing measures to handle the economic crisis and reduce any possible effect, especially by their central banks and fiscal authorities.

Government measures aimed at Brazilian energy sector

Several measures were implemented by the Brazilian government, specifically aimed at energy sector, which include:

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§	The provisional normative act. 950/2020 issued in April 8, 2020, which provides for 100% discount in the calculation of social energy tariff (‘Tarifa Social de Energia Elétrica’), from April 1, 2020 to June 30, 2020, applicable to customers included in low-income residential subclass, with energy consumption less than or equal to 220 kWh/month. The act also authorizes the Federal Government to allocate resources to Energy Development Account (CDE), limited to R$900 million, to cover the tariff discounts established.

§	Expansion on the limit of total amount of energy that can be declared by energy distributors in the process of the mechanism for the sale of surplus (‘Mecanismo de Venda de Excedentes’ - MVE), during 2020, from 15% to 30%, for the purpose of facilitating contractual reductions.

§	Provision of financial resources available in the reserve fund in April 2020, by Power Trading Chamber – CCEE, in accordance with Aneel Dispatch 986/2020, dedicated to reduce future regulatory fees. Cemig D was granted with R$122 million.

§	Under Resolution 878/2020, issued on March 24, 2020, the regulator has implemented some measures in an attempt to maintain the public service of energy supply, which include: prohibiting energy supply suspension due to default of certain categories of customers (residential), for 90 days, extended to July 31, 2020, prioritizing emergency assistance and energy supply to services and activities regarded as essential, drawing up specific contingency plans to assist health care units and hospital services, among others. Under Resolution 891/2020, issued in July 21, 2020, the regulator changed the Resolution 878/2020, as of August, 2020, maintaining the prohibition of energy supply suspension only to low income residential subclass, revoking the provisions applied to the other residential subclasses and related to services and activities regarded as essential.

§	Authorization to create the ‘Covid-Account’ under the Decree 10,350/2020 issued on May 18, 2020, as detailed in the following topic.

“Covid-account” (‘Conta-Covid’)

On May 18, 2020, in order to cope with the public calamity caused by the Covid-19 pandemic, the Decree n. 10,350/20 authorized the creation of “Covid account”, to support the energy distribution sector, which is the basis of the energy sector financial flow, aimed to either cover the distribution agents revenue/cash flow deficit or to anticipate their revenues, related to (i) over-contracted purchases due to market retraction, (ii) “CVA” sector assets (iii) maintaining the neutrality of regulatory charges, (iv) compensation for the delay in applying tariff adjustments until June 30, 2020 and (v) anticipation of “parcel B” revenues as determined by Aneel regulation.

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On June 23, 2020, the regulator issued the Normative Resolution n. 885/2020, which set out the criteria and procedures to manage the “Covid-account”, as well as regulated the use of the CDE regulatory charge.

On January 26, 2021, Aneel issued the Dispatch nº 181/2021, which defined the monthly charge to be paid in order to amortize the loan, as well as the respective coverage to be included into the tariff to pay the charge. The annual quote of ‘CDE-Covid-Account’ will be paid by the distribution agents through the tariff charge included in the energy tariff and in the tariff of use of distribution system (‘TUSD’).

The amount received by Cemig D will be converted, updated by Selic rate, as a tariff negative financial component in the tariff processes of 2021, ensuring the neutrality.

Cemig D joined the financial compensation mechanism under the Covid-account (‘Conta-Covid’), in order to boost its cash flow enabling it to meet its financial obligations, in spite of the collection reduction resulting of the economic crises. The total amount from the “Covid-Account “received by Cemig D, in installments, was R$1,404,175. The first installment was received in July, 2020, in the amount of 1,186,390, whist the remaining was received until December, 2020, affecting positively the balance of cash and equivalent cash as well of market securities at December 31, 2020.

There are some rules applied to distribution agents entitled to the Covid-account resources, such as (i) relinquishing any intention to reduce or end the purchase of energy from generators because of a reduction in the sales caused by the pandemic crises, until December 2020; (ii) in the event of default on payments, limiting their dividend payments to the legal minimum of 25% of net income and (iii) renounce the right to complain in court or arbitral tribunals on the conditions, procedures or obligations determined in legal and regulatory provisions on Covid-account. Notwithstanding, the right to request an extraordinary tariff review is fully preserved.

Due to the statements of renunciations established in the Acceptance Document under the Normative Resolution 885/2020, on July 3, 2020 Cemig D’s Shareholders Extraordinary General Meeting approved alteration to its by-laws, to include §4 on Clause 33 limiting the distribution of mandatory dividend or interest on equity to the legal minimum, exceptionally for the cases and conditions that the regulator may demand, by rule or by contract, in order to mitigate a situation of financial imbalance caused by any fact or event attributable to a third party, or overriding government rulings, or expressly recognized force majeure.

Company’s initiatives

On March 23, 2020, the Company established the Coronavirus Crisis Management Committee (‘Comitê Diretor de Gestão da Crise do Coronavírus’) to ensure its readiness to making decisions because of the fast-changing situation, which became more widespread, complex and systemic.

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Also, in line with recommendations to maintain social-distancing measures, the Company has implemented an operational contingency plan and several precautionary measures to keep its employees healthy and safe, including: security and health technicians contacting operational staff on a daily basis; interacting daily with subcontractors Social Service department to monitor the evolution of suspicious cases; changing the schedule to prevent gatherings; restricting national and international travel; suspending technical visits and events at Company’s facilities; using remote means of communication; adopting work-from-home policies for a substantial number of employees, providing face masks for employees in external service or in service into its facilities, and requiring outsourcings providers to put the same procedures in place.

In August the Company began the plan for the gradual return-to-office, which is in compliance with measures for prevention, control and mitigation of risks of Covid-19 transmission in work environments.

In-person service to the general public was suspended temporarily, and resumed, subject to appointment, from August 3, 2020, in the municipalities that subscribed to the plan created by the State of Minas Gerais, called ‘Plano Minas Consciente’, and which are in the ‘Green Wave’ phase of the program. The decision to serve the public in person by appointment obeys the rules of the plan, and is in accordance with responsible resumption of the economy in Minas Gerais state, following the Covid-19 pandemic.

The Company maintain the communication with its customers on virtual channels and essential assistance in customers’ facilities, ensuring the appropriate energy and gas supply.

The Company also adopted the follow measures in order to contribute with society:

§	Providing payment flexibility to low-income residential subclass customers, registered as social tariff, who will be able to pay their debts in up to six installments, without interests or penalties, applied until July 1, 2020;
§	Providing payment flexibility to public and philanthropic hospitals as well as to emergency rooms units, without interests or penalties, conditions applied until July 1, 2020;
§	Offering the entities regarded as small business by Brazilian law the option for payment in up to six installments, without interests or penalties, conditions applied until July 1, 2020;
§	A negotiation campaign was launched, in effect until October, 31, 2020, enabling customers to pay debt by installments in up to 12 months without interest.

In addition, the Company Executive Board approved the following measures, in order to support the fight against the Covid-19 during the critical period named “purple wave” (‘onda rocha’) instituted by the Extraordinary Covid-19 Committee of the State of Minas Gerais, through the Deliberation n. 138, of March 16, 2021 of, in the State of Minas Gerais:

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§	Suspending the energy supply suspension to customers classified as low income residential subclass;
§	Providing payment in installments to customers classified as low income residential subclass, under the specific conditions of the program, available in the Company website.
§	Providing payment in installments to customers from other classes, including commercial customers classified as small business by Brazilian law, operating in the sectors affected by the crises, under the specific conditions of the program, available in the Company website;
§	prioritizing emergency assistance and energy supply to health care units and hospital services and others activities regarded as essential;
§	communication initiatives aimed at raising awareness of the population about the importance of staying at home, rational use of energy, and electronic equipment use, preventing overload, short-circuit and fires.

The measures above result in a postpone of cash of until R$151.4 million to the next year, considering the installments due in 2021.

The Company is working diligently to mitigate the crisis impacts on its liquidity, implementing the following measures, among others:

§	restraint of the capital expenditure planned for 2020, in the approximate amount of R$349 million and a budget review, which reduced the expenses related to labor, material, outsourced services and others, in the approximate amount of R$164 million.
§	payment of minimum mandatory dividends to shareholders, and deferral dividends and interest on equity payments to the end of 2020 (see Note 26);
§	negotiating with its customers on the free market their contracts;
§	negotiating the terms and conditions established in contracts signed with gas suppliers, including Petrobrás;
§	deferral payment of taxes and social charges, as authorized by legislation.

Impact of Covid-19 on Financial Statements

Since March, 2020, the Company has been monitoring the Covid-19 pandemic impact on its business and the market in which it operates. The Company has implemented a series of precautionary measures to protect the health of its employees and to prevent the spread of the novel coronavirus in its operational and administrative facilities. The measures are in accordance with the recommendations of World Health Organization (WHO) and Brazilian Ministry of Health and aim to contribute with the populations and Brazilian authorities efforts, in order to prevent the virus dissemination.

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The Coronavirus crises made an impact on the Company operations, especially related to energy distribution market, due to the contraction of the economic activities and the social distancing measures, affecting entities production process, interrupting their supply chains, causing workforce shortages and closing of stores and facilities. This effects might result in lower energy consumption and an increase in delinquency.

In this scenario intervention in market policies, and the initiatives to reduce transmission of Covid-19, also led to lower consumption of natural gas in 2020 than in 2019: consumption by the industrial sector was 3% lower year-on-year, and consumption by the automotive sector was 28% lower. At the same time, consumption in 2020 by residential users was 20% higher year-on-year, and by commercial users was 14% higher – reflecting the natural motivation of increased use of natural gas as a safer option when supply is continuous.

As of December 31, 2020, from the observation of the pandemic’s economic effects, the Company assessed the assumptions used for calculating fair value and recoverable amount of certain financial and non-financial assets, as follows:

§	The subsidiary Cemig GT assessed whether the greater pressure on the exchange rate, combined with a lack of financial market liquidity, will have a negative impact on derivative financial instruments hired to protect its operations against the risks arising from foreign exchange rate changes. At this point, given the current market conditions, the change in derivative instrument’s fair value, based on the forecasts of future interest and exchanges rates, cannot offset the Company’s total exposure to foreign exchange rate variability, resulting in a net loss of R$4 million in the period of January to December of 2020. The long-term projections carried out for the foreign exchange rate are lower than the current dollar quotation, which may represent a decrease in Company’s foreign exchange variation expense, if the projected scenario occurs.

§	As a result of Covid-19 situation, the market conditions have deteriorated, and, under the current circumstances, the fair value of the Company’s interest in Light has decreased significantly. However, the market price of the shares increased in the end of 2020, resulting in the reversal of the impairment loss recognized during the year because of the decline in its market price less cost to sell. The Company sold its entire holding of shares in Light in the public offering of common shares in Light, completed on January 22, 2021, as described in Note 32.

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§	The Company assessed the circumstances arising from Covid-19 pandemic and associated measures aimed at reducing the impact of the economic contraction on customer delinquency to measure expected credit losses. The Company has intensified measures to mitigate the risks of delinquency, such as a campaign of negotiation with clients in arrears whose energy supply the Company was temporarily prohibited from suspending as well as intensifying the usual collection measures. The return of economic activities after the peak of the coronavirus outbreak, as well as the authorization of the energy supply suspension, as of August, 2020, provided by Normative Resolution n. 891/2020, have contributed to the reestablishment of the collection behavior. In addition, the negotiations to enable the recovery of past due receivables and the regulator’s measures to reestablish economic balance mitigated the negative effects of the economic crisis on collection.

§	The management’s assumptions applied to determine the recoverable amount of the relevant investments in subsidiaries, joint-controlled entities and associates were not influenced significantly by the Covid-19 situation, since these investees’ cash flows are mainly related to long-term rights to commercial operation of the regulated activity. Therefore, no additional impairment losses were recognized to its investments in subsidiaries, joint-controlled entities and associates due to the economic crisis.

§	Despite the uncertainties related to the crisis unfolding and its potential long-term effects, the Company does not expect that the negative impact on its projections of likely future taxable profits might compromise the recoverability of its deferred tax assets.

§	The Company also reviewed the financial assets and liabilities measured at fair value to reflect the conditions and current rates projected, which impacts are presented in Note 31.

§	The total load on the Brazilian national grid fell in 2020, especially from March to May, and has been recovering gradually since. Year to date, the energy transported and sold to Cemig D customers increased 4.42% and reduced 5.31%, respectively. In the second semester of 2020, the energy transported increased 10.29% and the energy sold expanded 94.66%, compared with the same period of the last year, reflecting the easing of social distancing rules.

§	The accumulated variation of the Cemig D’s captive customers market, measured from the pandemic outbreak until December, 2020, reduced 8%. It is important to mention that the effects of the financing expenses arising from energy purchase were minimized by the ‘Covid-Account’ creation.

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§	The Company has maintained negotiations and deferrals with its customers and energy and gas suppliers, in order to maintain Cemig GT and Gasmig liquidity during the economic crisis.

The impacts of the Covid-19 pandemic disclosed in this financial statements were based on the Company’s best estimates. Despite the impact of the pandemic on the Company’s financial position in 2020, significant long-term effects are not expected.

2.	BASIS OF PREPARATION

2.1	Statement of compliance

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The accounting practices adopted in Brazil applied in the individual financial statements, as from 2014, do not differ from those of IFRS applicable to the separate financial statements, since this rule permitted application of the equity method of accounting in subsidiaries, affiliated companies and joint ventures. Thus, these individual financial statements, which are presented jointly with the consolidated financial statements, are also in accordance with international financial reporting standards (IFRS).

The individual and consolidated financial statements provide comparative information in respect of the previous period. In addition, the Company presents an additional statement of financial position at the beginning of the preceding period when there is a retrospective application of an accounting policy, a retrospective restatement, or a reclassification of items in financial statements. An additional statement of financial position as at January 1, 2019 is presented in these consolidated financial statements due to the retrospective application of an accounting policy (see Note 2.8).

Company’s management certifies that all relevant and material information in financial statements is being disclosed, which is used by management in its administration of the Company.

On March 26, 2021, the Company’s Executive Board authorized the issuance of these financial statements for the year ended December 31, 2020.

2.2	Basis of measurement

The consolidated financial statements were prepared on a historical cost basis, except in the case of certain financial instruments and assets as held for sale which are measured at fair value and fair value less costs to sell, in accordance with the standards applicable, as detailed in Note 31 and 32, respectively.

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2.3	Functional currency and presentation currency

The consolidated financial statements are presented in Reais – R$, which is the functional currency of the Company and its subsidiaries, joint ventures and affiliates The information is expressed in thousands of Reais (R$ ’000), except when otherwise indicated.

Transactions in foreign currency, corresponding to those not carryied under the functional currency, were converted to Reais at the exchange rate as of the transaction date. Balances of monetary assets and liabilities denominated in foreign currency are translated to Reais at the exchange rates at the reporting date. Foreign exchange gains and losses resulting from updating assets and liabilities are recognized as finance income and cost in the statements of income.

2.4	Use of estimates and judgments

Preparation of the individual and consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Future reported results may differ from these estimates.

Estimates and assumptions are periodically reviewed, using as a reference both historical experience and any significant change in scenarios that could affect the Company’s financial position or results of operations. Revisions in relation to accounting estimates are recognized in the period in which the estimates are reviewed, and in any future periods affected.

The principal estimates and judgments that have a signficiant effect in the amounts recognized in the financial statements are as follows:

§	Adjustments for loss on doubtful accounts – Note 8.
§	Deferred income tax and social contribution tax – Note 10.
§	Financial assets and liabilities of the concession – Note 14.
§	Concession contract assets – Note 15.
§	Investments – Note 16.
§	Property, plant and equipment (“PP&E”) and useful life of assets – Note 17.
§	Intangible assets and useful life of assets – Note 18.
§	Leasing transaction – Note 19.
§	Amounts to be refunded to customers – Note 21.
§	Employee post-employment obligations –Note 24.
§	Provisions – Note 25.
§	Unbilled revenue – Note 28.
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§	Financial instruments measurement and fair value measurement – Note 31.
§	Asset held for sale measurement – Note 32.

The settlement of the transactions involving those estimates may result in amounts that are significantly different from those recorded in the financial statements due to the uncertainty inherent to the estimation process. The Company reviews its significant estimates at least annually.

2.5	New accounting standards, interpretation or amendments of accounting standards, applied for the first time in 2020

The Company and its subsidiaries have applied, for the first time, new accounting standards that became effective for annual periods beginning January 1, 2020 or later, as described below:

CPC 15 (R1)/IFRS 03 – Business Combinations: The amendment clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments must be applied to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2020 and to asset acquisitions that occur on or after the beginning of that period.

CPC 26 (R1)/IAS 1 and IAS 8 - Provide a new definition of “material” and clarifies some aspects of this definition.

CPC 38/IAS 39, CPC 40 (R1)/IFRS 7 e CPC 48/IFRS 09 – “Interest rate benchmark reform“: provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

CPC 06(R2)/IFRS 16 : provide relief to lessees from applying IFRS 16/CPC 06 guidance on lease modification accounting for rent concession arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any chance in lease payment resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

Conceptual Framework for Financial Reporting: The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts.

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These amendments had no impact on the individual and consolidated financial statements of the Company.

2.6	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, are disclosed below:

IFRS 17 – Insurance Contracts, issued by IASB in May, 2017: The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. IFRS 17 is effective for reporting periods beginning on or after 1 January 2023, with comparative figures required. This standard is not applicable to the Company.

IAS 1 – Classification of Liabilities as Current or Non-current: In January 2020, the IASB issued amendments the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: (I) what is meant by a right to defer settlement,; (ii) that a right to defer must exist at the end of the reporting period (iii) that classification is unaffected by the likelihood that an entity will exercise its deferral right (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and must be applied retrospectively.

IAS 16 - Property, Plant and Equipment – Proceeds before intended use: In May 2020, the IASB issued amendments to IAS 16 which prohibits entities deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, these proceeds from the selling such items and the costs of producing those items must be recognized in profit or loss. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The Company and its subsidiaries do not expect material impacts from this review.

The Accounting Announcements Committee (CPC) also issued Revision No. 17/2020, on February 11, 2021, creating alterations in the pronouncements CPC 06 (R2), CPC 11, CPC 38, CPC 40 (R1) and CPC 48, arising from the definition of the term “Review of the Reference Interest Rate”, applicable to annual periods beginning on or after January 1, 2021. The company and its subsidiaries do not expect any material impacts arising from this revision.

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2.7	Significant accounting policies

The significant accounting policies described below have been applied consistently to all the periods presented in the financial statements, in accordance with the standards and regulations described in Item 2.1 – Compliance statement.

The accounting policies relating to the present operations of the Company and its subsidiaries that require judgment and the use of specific valuation criteria are the following:

a)	Financial instruments

Financial instruments are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss, depending on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them.

Fair value through profit or loss: this includes the concession financial assets related to energy and gas distribution segment infrastructure. The financial assets related to energy distribution infraestruture are measured at the expected New Replacement Value (Valor Novo de Reposição, or VNR), as defined in the concession agreement, which represent the fair value of the residual value of the infrastructure as of the balance sheet date. The financial assets related to gas distribution infraestruture are measured based on the fair value of the indemnity established in the concession contract. The Company and its subsidiaries recognize a financial asset resulting from a concession contract when it has an unconditional contractual right to receive cash or another financial asset from, or under the direction of the grantor for the services of construction and maintenance of the infrastructure.

This category also include cash equivalents, marketable securities not classified at amortized cost, derivative financial instruments and indemnities receivable from the generation assets.

Cash and cash equivalents comprise cash at banks and on hand and short-term highly liquid deposits, subject to an insignificant risk of changes in value, maintained to carry out the Company’s short-term cash management.

The disclosures about the main assumptions used in fair value measurement are summarized in the respective notes.

Derivative financial instruments (Swap transactions and call spread): Cemig GT, maintains derivative instruments to manage its exposure to the risks of changes in foreign currency exchange rates that are recognized initially at their fair value and the related transaction costs are recognized in the statement of income when they are incurred. After the initial recognition, derivatives are measured at fair value and changes in fair value are recorded in the statement of income .

Derivative financial instruments (Put options) – The options to sell to Cemig GT units of the FIP Melbourne and FIP Malbec funds (‘the SAAG PUT’) were measured at fair value using the Black-Scholes-Merton (BSM) method, using as reference the related put options obtained by the BSM model valued on the exercising date of the financial statements for the year ended December 31, 2020.

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Amortized cost: This includes accounts receivables from customers, traders and power transport concession holders; accounts receivable from Minas Gerais State; restricted cash; escrow deposits in litigation; marketable debt securities with the intention of holding them until maturity and the terms of their contracts originate known cash flows that constitute exclusively payments of principal and interest; concession financial assets related to generation concession grant fee; accounts receivable from related parties; suppliers; loans and debentures; debt agreed with the pension fund (Forluz); concessions payable; the Minas Gerais State PRCT Tax Amnesty Program; advances from customers; assets and liabilities related to the CVA account and Other financial components in tariff adjustments; the low-income subsidy; reimbursement of tariff subsidies; and other credits.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate (EIR). More details, see Note 31.

Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

b)	Customers, traders and power transport concession holders

Accounts receivable from customers, traders and power transport concession holders are initially recognized at the sales value and subsequently measured at amortized cost. These receivables are stated with the amount of sales tax included, net of the taxes withheld by the payers, which are recognized as recoverable taxes.

In order to estimate future losses on receivables, the Cemig D adopted a simplified approach, considered that the accounts receivable from customers do not have significant financial components, and calculated the expected loss considering the historical average of non-collection over the total billed in each month (based on the last 24 months of billing), segregated by type of customer and projected for the next 12 months, taking into account the age of maturity of invoices, including those not yet due and unbilled.

The Annual Permitted Revenue (RAP) is the consideration received as revenue from the investment in the national grid as well as the construction or upgrades, operation and maintenance services. The revenues from the energy transmission concession contracts are recognized when the performance obligation are satisfied. The contract asset are transferred to the financial asset, falling within the scope of IFRS 9, after the issuance of the credit notice, monthly issued by ONS, authorizing RAP billing, which is when the right to consideration is unconditional. The revenues are recognized at the transaction price and the assets are subsequently measured at amortized cost, using the effective interest method, adjusted by impairment losses, when applicable, and recognizing the deferred taxes. As required by IFRS 9 – Financial Instruments, the financial asset carrying amount is analyzed and, when applicable, a loss allowance for expected credit losses is recognized.

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The expected losses for overdue accounts of customers that renegotiated their debt is measured based on the maturity date of the original invoice, despite the new terms negotiated. Expected losses are fully recognized for accounts overdue for more than 12 months.

Expected losses for invoices unbilled, not yet due or less than 12 months past due are measured according to the potential default events, or losses of credit expected for the whole life of a financial instrument, if the credit risk has significantly increased since its initial recognition.

For large customers, the provision for doubtful receivables is recorded based on estimates by Management, in an amount sufficient to cover probable losses. The main criteria used by the Company and its subsidiaries are: (i) customers with significant open balances, the receivable balance is analyzed based on the debt history, negotiations in progress, and asset guarantees; and (ii) for large customers, an individual analysis of the debtors and the initiatives in progress to realize the overdue receivables.

c)	Investments

The Company and its subsidiaries have investments in associates and joint ventures. Control is obtained when the Company and/or one of its subsidiaries has the power to control the financial and operational policies of an entity to receive benefits from its activities. These investments are accounted using the equity method in the individual and consolidated financial statements and are, initially, recognized at acquisition cost, by the consideration transferred, measured at fair value at acquisition date.

The difference between the amount paid and the amount of the shareholders’ equity acquired is recognized in Investments as:

(i)       added value, when the economic basis is substantially related to the fair value of the net assets of the subsidiary acquired; and

(ii)       goodwill premium, when the amount paid is higher than the fair value of the net assets, and this difference represents the expectation of generation of future value.

The goodwill premium arising from the acquisition is tested annually for impairment.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its affiliates or jointly-controlled entities. At each reporting date, the Company determines whether there is objective evidence that the investment in the affiliates or jointly-controlled entities is impaired. If there is such evidence, the investment carrying amount is subject to impairment testing.

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The participations in consortia are accounted in accordance with CPC 19 (R2) – Joint ventures, and these investments are recognized in accordance with the Company’s participation in any assets and/or liabilities held or assumed jointly. The result of these investments is recognized in proportion to the Company’s participation in the revenues and expenses of the joint operation.

d)	Business combinations

A business combination occurs when the Company or its subsidiaries acquire control of a business, whatever its legal form. The Company determines that it has acquired a business when the group of activities and assets acquired includes, at least, an input – entry of funds, and a substantive process, which together contribute materially to the capacity to generate output – an outflow of funds.

The Company and its subsidiaries accounts business combinations using the acquisition method. Thus, at the moment of acquisition the acquiring company is required to recognize and measure the identifiable assets acquired, the liabilities assumed, and the stockholding interests of non-controlling equity holders at fair value, which will result in recognition of a goodwill premium due to expectation of future profitability, or in a gain arising from an advantageous purchase, the gain being allocated to the income statement for the period. Costs generated by acquisition of assets are allocated directly to the income statement as and when incurred.

After the initial recognition, the goodwill premium is measured at cost, less any accumulated impairments. For the purposes of the impairment test, the goodwill premium acquired in business combinations is, as from the acquisition date, allocated to each one of the cash generating units that it is expected will be benefited by the synergies of the combination.

It is the Company’s understanding, in line with ICPC 09 (R2), that the amount specifically referred to the right of concession, the right of commercial operation, or similar rights, does not constitute goodwill, including when these rights are acquired in a business combination in which the acquired entity is a concession holder, whose right to the concession has a known and defined period.

When a business combination is carried out in stages (“step-acquisition method”), the interest previously held by the Company in its investee is remeasured at the fair value at the acquisition date and the corresponding gain or loss, if any, is recognized in the statement of income.

In the parent company, the difference between the amount paid and the amount of the shareholders’ equity of the entities acquired is recognized in Investments based to the criteria described in item (c) above.

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e)	Concession assets

Energy Distribution segment: Assets linked to concession infrastructure still under construction are initially recorded as contract assets, considering the right of the Company to charge for the services provided to customers or receive an indemnity at the end of the concession period for assets not yet amortized. In accordance with CPC 47 / IFRS 15, the counterpart amounts of construction revenues equivalent to the new assets are initially recorded as contract assets, measured at acquisition cost in including capitalized borrowing costs. After the assets start operation, the conclusion of the performance obligation linked to construction is recorded, and the assets are split between financial assets and intangible assets.

The portion of the infrastructure to be amortized during the concession period is recorded as an intangible asset, as provided for in ICPC 01 (R1) / IFRIC 12 – Concession contracts, and subsequently measured at cost less amortization. The amortization rates reflect the expected pattern of their consumption and are measured based on the asset carrying amount using the straight-line method, using the rates based on the expected useful life of the energy distribution assets, that are used by the Regulator during the tariff process.

The portion of the value of the assets which will not be fully amortized by the end of the concession is reported as a financial asset because it is an unconditional right to receive cash or other financial asset directly from the grantor. This portion is subsequently measured at the estimated fair value, which represents the New Replacement Value (Valor Nove de reposição, or VNR), based on the Regulatory Remuneration Base of Assets ratified by the regulator (Aneel) in the tariff processes.

Transmission segment: When construction of transmition infrastructure is finalized the assets related to the transmission infrastructure remains classified as contract asset, considering the dependence on the satisfaction of a performance obligations during the concession period, represented by the network availability The contract asset is reclassified as a financial asset only after satisfaction of the performance obligation to operate and maintain infrastructure, since from that point nothing more than the passage of time is necessary for the consideration to be received. The costs related to the infrastructure construction are recognized as incurred in the statement of income. The construction or upgrade services revenues are recognized in accordance with the stage of completion of the construction service, based on the costs actually incurred, including construction margin.

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The margin added to the performance obligation related to the construction and improvements is based on Company’s expectations regarding its projects profitability.

When adjusting the promised amount of consideration for the concession contract asset financing component, the Company uses the discount rate which reflects the Company’s estimation of the financing of the transmission infrastructure investments. This reflects the rate that discounts the nominal amount of the promised consideration to the price that the customer would pay in cash for the goods or services when (or as) they transfer to the customer. The interest rates implicit in the contract are defined at the beginning of the investments and take into account the credit risk of the counterparties.

When the tariff set is changed at the time of the periodic tariff reviews, the contract asset is remeasured, discounting the future revenue (RAPs) using the contract original discount rate, implicit in the contract. The amount remeasured is confronted to the carrying amount and the difference is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) at the date of the contract modification (the adjustment to revenue is made on a cumulative catch-up basis).

Of the amounts of Permitted Annual Transmission Revenue (RAP), invoiced by the transmission concession, the portion relating to the fair value of the operation and maintenance of the assets is recorded in the income statement and the portion relating to the construction revenue, originally recognized at the time of the formation of the assets, is used to write down the contract asset. Additions for expansion and improvements generate additional cash flow, and hence this new cash flow is capitalized into the asset balance of the contract.

Financial portion of remuneration and depreciation unpaid since the extensions of concessions in accordance with Law 12,783/2013: corresponding to the portion of remuneration and depreciation unpaid from the date of the extension of the concessions until it was incorporated into the Assets Remuneration Base (January 1, 2013 until June 30, 2017), to be paid over a period of eight years through the RAP.

The amounts to be received are subject to the applicable regulatory rules in the tariff process, including the mechanisms that monitor and measure efficiency. In this new context, the unconditional right to consideration depends on the satisfaction of the performance obligation to operate and maintain, and is, thus, characterized as a contract asset. For more information, see Note 2.8.

Generation segment: The concession fee right paid for the concession contracts granted by the Brazilian Regulator (Aneel) in November 2015, has been classified as a financial asset, at amortized cost, as it represents an unconditional right to receive cash, adjusted by the IPCA index, and remuneratory interest, during the period of the concession.

Gas distribution segment: New assets are classified initially as contract assets, valued at acquisition cost, including capitalized borrowing costs. When they start operation they are split into financial assets and intangible assets.

The portion of the assets of the concession that will be fully amortized during the concession period is recorded as an Intangible asset. Amortization reflects the pattern of consumption of the rights acquired. It is calculated on the balance of the assets linked to the concession, by the straight-line method.

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Gasmig measures the value of the assets which will not be fully amortized by the end of the concession agreement period, and reports this amount as a financial asset, because it is an unconditional right to receive cash or other financial asset directly from the grantor. The portion of the assets that is recorded in financial assets is valued based on the New Replacement Value, equivalent to fair value, having as a reference the amounts homologated for the Remuneration Base of Assets in the processes of tariff review. The book value of assets substituted is written down, with counterpart in the Profit and loss account, and taken into consideration by the regulator in the next tariff review cycle.

f)	Intangible assets

Intangible assets are mainly, comprised of the intangible assets related to the service concession contracts as described in topic (e) above as well as software. Intangible assets are stated at cost, less amortization, and any accumulated impairments when applicable. Amortization rates are shown in Note 18.

Any gain or loss arising upon derecognition of the asset, calculated as the difference between the net disposal proceeds and the carrying amount of the asset, is included in the statement of income when the asset is derecognized.

g)	Property, plant and equipment

Property, plant and equipment are stated at the cost, including deemed cost, capitalized borrowing costs and less accumulated depreciation.

Depreciation is calculated on the balance of property, plant and equipment in service and investments in consortia, by the straight-line method, using the rates that reflect the estimated useful life of the assets, for assets related to energy activities, limited in certain circumstances to the periods of the related concession contracts. The main rates are shown in Note 17.

Gains and losses resulting from the disposal of a property, plant and equipment, are measured as the difference between the net proceeds obtained from the sale and the asset’s book value, and are recognized in the Statement of income when the asset is disposed of.

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h)	Impairment

In assessing impairment of financial assets, the Company and its subsidiaries use historical trends of the probability of default, timing of recovery and the amounts of loss incurred, adjusted to reflect management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

Additionally, management revises, annually, the carrying amount of non-financial assets, for the purpose of assessing if there is any indication, such as events or changes in the economic, operational or technological conditions that an asset may be impaired. If any indication exists and the asset carrying amount exceeds its recoverable amount, an impairment loss is recognized, adjusting the carrying amount of the asset or cash generating unit to its recoverable amount. The recoverable amount of an asset or cash generating unit is defined as the higher between its value in use and its fair value less costs to sell. When the carrying amount of an asset or cash generating unit exceeds its recoverable amount, an impairment loss is recognized, adjusting the carrying amount of the asset or cash generating unit to its recoverable amount.

i)	Employee benefits

The liability recorded in the statements of financial position related to retirement benefit pension plan obligations is the greater of: (a) the amount to be paid in accordance with the terms of the pension plan for amortization of the actuarial obligations, and (b) the present value of the actuarial obligation, as calculated by a qualified actuary, less the fair value of the plan’s assets, and adjusted for unrecognized actuarial gains and losses. Expenses related to the debt agreed upon with the pension trust fund were recorded in finance income (expenses), because they represent financial interest and inflation adjustment. Other expenses related to the pension fund were recorded as operating expenses.

Actuarial gains and losses arising as a result of changes in actuarial assumptions are recognized in other comprehensive income.

Short-term benefits to employees: Employees’ profit sharing as determined in the Company’s by-laws are recorded in accordance with the collective agreement established with the employees’ union and recorded in employees’ and managers’ profit sharing in the statement of income.

j)	Income tax and social contribution tax

The income tax and social contribution tax expenses represents the total amount of current and deferred taxes, which are presented separately in the financial statements. The Company is subject to the regular tax regime ‘Lucro Real’. However, its subsidiaries that can benefit from the favorable tax regime, according to tax law, analyze the payable tax projection for the next year, in order to determine the tax regime that reduces its taxes payment.

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Deferred and current tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

Periodically, in accordance with ICPC 22 / IFRIC 23, the Company and its subsidiaries evaluate positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Current

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Advances, or tax credits, are presented as current or non-current assets, in accordance with the expected date of their realization at the balance sheet date, when the tax amounts are duly calculated and offset against advances made.

Deferred

Deferred tax is recognized for temporary differences between the carrying amount of an asset or liability in the statement of financial position and its tax base at the reporting date.

Deferred tax liabilities are recognized for all the inter-temporal tax differences. Deferred tax assets are recognized for all the temporary differences deductible, to the extent that it is probable that future taxable profit will be available for the temporary differences to be offset, except:

§	When the deferred tax (asset or liability) arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.
§	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
§	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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These taxes are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax and social contribution tax assets are reviewed at the reporting date, and are reduced to the extent that their realization is no longer probable.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity.

k)	Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received, and all attached conditions will be complied with.

The subsidiaries Cemig D e GT have ventures in an area incentivated by SUDENE area, which result in the recognition of its right to a 75% reduction in income tax, including the additional. Such tax incentives, in the form of exemption or reduction of income tax, comply with the concept of government grants and are recognized as income on a systematic basis over the periods that the related income tax expense for which it is intended to compensate, is recorded.

Given the legal restriction on the distribution of net income corresponding to the tax incentive, the Company maintains the amount related to the incentive granted in the tax incentive reserve.

In addition, the subsidiaries Cemig D e GT receive amounts from the Energy Development Account (CDE) as reimbursement for subsidies on tariffs granted to users of the public energy distribution service – TUSD and EUST (charges for use of the transmission system). These amounts are recognized in the income statement in a monthly basis as those subsidiaries acquire the right of receive them.

l)	Non-current assets classified as held for sale and discontinued operations

The Company and its subsidiaries classify non-current assets as held for sale when their carrying amount will be recovered, principally, through a sale transaction rather than through continuous use. This condition is met only when the asset (or group of assets) is available for immediate sale in its current condition subject only to usual and customary terms for the sale of the asset (or group of assets) and its sale is considered highly probable. Management must be committed to the sale which is expected to be completed within one year from the date of classification. Assets held for sale are measured at the lower of its carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset, excluding finance expenses and income tax expenses.

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Fixed assets (PP&E) and Intangible assets are not depreciated or amortized as long as they are classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the Statement of financial position. Dividends received from jointly-controlled undertakings and affiliated companies classified as held for sale are recognized in the Income statement, in view of the discontinuation of measurement by the equity method, under CPC 31 / IFRS 05.

A disposal group qualifies as discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and:

§	represents a separate major line of business or geographical area of operations;
§	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
§	is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the reported profit from continuing operations, and are presented as a single amount, after taxes, based on discontinued operations, in the statement of income.

Additional disclosures are presented in Note 32. All the other notes to the financial statements include amounts for continuing operations, except when otherwise stated.

m)	Current versus non-current classifications

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification. Assets and liabilities are current when they are:

§	Expected to be realized, intended to be sold, consume or settled in the normal operating cycle
§	Held primarily for the purpose of trading
§	Expected to be realized or settled within twelve months after the reporting period
§	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period
§	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

n)	Revenue recognition

In general, for the Company and its subsidiaries’ business in the energy sector, gas and others, revenue from contracts with customers is recognized when the performance obligation is satisfied, at an amount that reflects the consideration to which the Company and its subsidiaries expects to be entitled in exchange for the goods or services transferred, which must be allocated to that performance obligation. The revenue is recognized only when it is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer, considering the customer’s ability and intention to pay that amount of consideration when it is due.

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Revenues from the sale of energy are measured based on the energy supplied and the tariffs specified in the terms of the contract or in effect in the market. Revenues from supply of energy to final customers are recorded when the delivery has taken place. The billing is carried out monthly. Unbilled supply of energy, from the period between the last billing and the end of each month, is estimated based on the supply contracted and on the volume of energy delivered but not yet billed. In the case of the distribution concession contract, the unbilled revenue is estimated based on the volume of energy consumed and unbilled in the period. The supply is billed in monthly basis in accordance with the metering calendar in accordance with the sector's regulations.

Historically, the differences between the estimated amounts and the actual revenues recognized are not significant.

Revenues from use of the distribution system (TUSD) received by the Company from other concession holders and other customers that use the distribution network are recognized in the period in which the services are provided. Unbilled retail supply of energy, from the period between the last measured consumption, according to the schedules specified in the concession regulation, and the end of each month is estimated based on the billing from the previous month or the contractual amount. Historically, the differences between the estimated amounts and the actual revenues recognized are not significant.

The ‘Parcel A’ revenue and other financial components in tariff adjustments are recognized in the Statement of income when the energy acquisition costs effectively incurred are different from those considered by the Grantor to stablishes the energy distribution tariff.

Any adjustment of expected cash flows from the concession financial asset of the energy distribution concession contract is presented as operating revenue, together with the other revenues related to the energy distribution services.

Revenues from the sale of gas are measured based on the volume of gas sold and the tariffs specified in the terms of the contract. Revenues from supply of gas are recorded when the delivery has taken place, based on the volume measured and billed. The billing is carried out monthly. In addition, unbilled supply of gas, from the period between the last billing and the end of each month, is estimated based on the supply contracted and on the volume of gas delivered but not yet billed. Historically, the differences between the estimated amounts and the actual revenues recognized are not significant and are recorded in the following month.

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Revenues from transmission concession services are recognized in the income monthly and include:

§	Construction revenue corresponds to the performance obligation to build the transmission infrastructure, recognized based on the satisfaction of obligation performance over time. They are measured based on the cost incurred, including PIS/Pasep and Cofins taxes over the total revenues and the profit margin of the project.
§	Operation and maintenance revenue corresponds to the performance obligation of operation and maintenance specified in the transmission concession contract, after termination of the construction phase. They are recognized when the services are rendered and he invoices for the RAPs are issued.
§	Interest revenue in the contract asset recognized, recorded as transmission concession gross revenue in statement income. Revenue corresponds to the significant financing component in the contract asset, and is recognized by the linear effective interest rate method based on the rate determined at the start of the investments, which is not subsequently changed. The average of the implicit rates is 6.86%. The rates are determined for each authorization and are applied on the amount to be received (future cash flow) over the contract duration. This includes financial updating by the inflation index specified for each transmission contract.

The services provided include charges for connection and other related services; the revenues are recognized when the services are rendered.

The profit margin on operation and maintenance of transmission infrastructure is determined based on the individual sale price of the service, based on available information on the value of the consideration that the entity expects to have the right to, in exchange for the services promised to the client, in cases where the Company’s transmission subsidiaries have the right, separately, to the remuneration for the activity of operation and maintenance, as per CPC 47 / IFRS 15 – Revenue from contracts with clients, and the costs incurred for the provision of services of operation and maintenance.

The Resolution Aneel 729/2016 regulates the Variable Portion (‘Parcela Variável’ or ‘PV’), which is the pecuniary penalty applied by the grantor as a result of any unavailability’s or operational restrictions on facilities that are part of the National Grid and the surcharge corresponding to the pecuniary bonuses provided to concessionaries as an incentive to improve the transmissions facilities availability. The Company assessed the PV effects, based on historical data, and concluded that recognizing the occasional variable consideration arising from the PV estimated would not result in relevant account information. Therefore, for the both situations described, it is recognized as an adjustment to revenue, either as an increase in or a reduction of operation and maintenance revenue, when it occurs.

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o)	Sales tax

Expenses and non-current assets acquired are recognized net of the amount of sales taxes when they are recoverable from the taxation authority.

p)	Finance income and expenses

Finance income is mainly comprised of interest income on funds invested, monetary adjustments on overdue receivables and interest income on other financial assets. Interest income is recognized in the income using the effective interest method.

Finance expenses include interest expense on borrowings; and foreign exchange and monetary adjustments on borrowing costs of debt, financings and debentures. Interest expense on the Company’s borrowings that is not capitalized is recognized in the Statement of income using the effective interest method.

q)	Cash dividends

A liability to pay a dividend is recognized when the distribution is authorized or is enforced by law or Company´s by law. The Brazilian law requires the payment of a minimum dividend, and, thus, it is considered a present obligation at the end of the fiscal year, being recognized as an entity’s liability.

r)	Segment reporting

The operating results of all operating segments for which discrete financial information is available, are reviewed regularly by the Company’s CEO, to make decisions about resources to be allocated to the segment, and to assess its performance.

Segment results that are reported to the CEO include items directly attributable to the segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters) and head office expenses.

Segment capital expenditure is the total cost incurred during the year to acquire: concession financial assets, intangible assets, concession contract assets and property, plant and equipment.

s)	Leases

As from the CPC 06 / IFRS 16 first adoption, on January 01, 2019, the Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The contracts that contain a lease component are described in Note 19.

100

At the date of start of the leasing operation, the lessee recognizes a liability to make the payments (a leasing liability) and an asset, representing the right to use the subject asset during the period of the leasing (an asset of right to use).

Right-of-use assets

Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as described in Note 19.

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, amortization is calculated using the estimated useful life of the asset.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

101

The Company recognize separately the expenses of interest on the leasing liability and the expense of depreciation of the asset of the right to use.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases. It also applies the lease of low-value assets recognition exemption to leases that are considered to be low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

2.8	Retrospective application of accounting policy and reclassification of items in financial statements

On January 1, 2018, at the first adoption of CPC 47/IFRS 15, considering the characteristics of its concession contracts, the Company classified as contract assets: (i) the consideration to be received for the construction of power transmission infrastructure corresponding to the remaining balance of National Grid assets (‘BNES’ - Basic Network of the Existing System), re-incorporated into the remuneration base (the economic portion), and (ii) the assets remunerated by tariff, since the performance obligation of construction and upgrade is conditional upon satisfaction of the performance obligation of operation and maintenance. On the other hand, at first adoption of CPC 47/IFRS 15, the financial portion of the National Grid assets, which represents the amount owed since the extension of the concessions until its incorporation into the tariff (i.e. from January 1, 2013 to June 30, 2017), was classified as a financial asset, since it no longer involved the construction of infrastructure assets and exclusively represented installments not paid, updated by the regulatory cost of capital of the transmission sector. The classification of this portion as a financial asset was based on the belief that the non-existence of infrastructure assets linked to the financial component of the national grid assets in relation to which a performance obligation could be required would substantiate its classification as financial asset.

On June 30, 2020, Aneel ratified the results of the Periodic Tariff Review (RTP), resetting the positioning of the Permitted Annual Revenue (RAP) to be applied to the revenue in effect on July 1, 2018. In this tariff reset, considering the results and criteria applied by the regulator in the formulation of the regulations to be applied for the National Grid assets – which among other factors include subjection of the amounts of the National Grid assets to operational efficiency measurement mechanisms, no longer having indemnity nature, clarifying certain elements for determination of accounting policy. Additionally, and partially in connection with the clarifications, the CVM issued CVM/SNC/SEP Circular Nº 04/2020, issued on December 01, 2020 and the procedures also to be adopted by the other companies of the Brazilian power transmission sector: (i) classification of the National Grid assets as contract assets, relating to the renewal of the concession under Law 12783/14; (ii) allocation of the margin to performance obligations under the concession contract; and (iii) determination of the discount rate to be used for recognition of the financial component in the contract asset.

102

Thus, the Company used the retrospective method, with cumulative effect recognized in these financial statements, in accordance with items 14 and 22 of CPC 23 / IAS 08 – Accounting policies, changes in accounting estimates and errors. The mainly effects of the changing in accounting policy on the restated financial statements are as follows:

Asset	Consolidated				Consolidated
	Dec. 31, 2019				Jan. 01, 2019
	As presented	Reclassification	Adjustment	Restated	As presented	Reclassification	Adjustment	Restated
CURRENT ASSET
Concession financial assets (1)	1,079,743	(189,017)	-	890,726	1,070,384	(180,995)	-	889,389
Concession contract assets (1) (2)	171,849	189,017	215,318	576,184	130,951	180,995	170,198	482,144
Others	8,885,816	-	-	8,885,816	26,594,739	-	-	26,594,739
Total current assets	10,137,408	-	215,318	10,352,726	27,796,074	-	170,198	27,966,272

NON-CURRENT ASSETS
Concession financial assets (1)	4,850,315	(1,091,635)	-	3,758,680	4,927,498	(1,115,319)	-	3,812,179
Concession contract assets (1) (2)	1,024,385	1,091,635	383,354	2,499,374	998,359	1,115,319	312,842	2,426,520
Others	33,914,944	-	-	33,914,944	26,132,742	-	-	26,132,742
Total non-current assets	39,789,644	-	383,354	40,172,998	32,058,599	-	312,842	32,371,441
TOTAL ASSETS	49,927,052	-	598,672	50,525,724	59,854,673	-	483,040	60,337,713

Liabilities	Consolidated		Consolidated
	Dec. 31, 2019			Jan. 01, 2019
	As presented	Adjustment	Restated	As presented	Adjustment	Restated
CURRENT LIABILITIES
Taxes payable (3)	358,847	52,120	410,967	409,825	43,537	453,362
Others	7,553,604	-	7,553,604	22,983,759	-	22,983,759
Total current liabilities	7,912,451	52,120	7,964,571	23,393,584	43,537	23,437,121

NON-CURRENT LIABILITIES
Taxes payable (3)	883	225,885	226,768	29,396	219,261	248,657
Deferred income tax and social contribution tax (4)	661,057	109,027	770,084	728,419	74,882	803,301
Others	25,461,796	-	25,461,796	19,763,947	-	19,763,947
Total non-current liabilities	26,123,736	334,912	26,458,648	20,521,762	294,143	20,815,905
TOTAL LIABILITIES	34,036,187	387,032	34,423,219	43,915,346	337,680	44,253,026

EQUITY
Retained earnings	-	211,640	211,640	-	145,360	145,360
Others	15,886,615	-	15,886,615	14,578,719	-	14,578,719
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT (5)	15,886,615	211,640	16,098,255	14,578,719	145,360	14,724,079
NON-CONTROLLING INTERESTS	4,250	-	4,250	1,360,608	-	1,360,608
TOTAL EQUITY	15,890,865	211,640	16,102,505	15,939,327	145,360	16,084,687

103

(1)	Reclassification of the financial portion of the national grid (‘BNES’ - Basic Network of the Existing System’) asset to contract asset, since its consideration was included into the remuneration base, and, thus, it is subjected to the efficiency mechanisms applied to the operation and maintenance performance obligation.
(2)	Recognition of the profit margin associated to the performance obligation to construct and upgrade the transmission infrastructure, as well as the interest revenue resulting from the financing component in the contract asset and the result of the periodic tariff revision;
(3)	Effects of PIS/Pasep and Cofins over contract revenues.
(4)	Deferral of income tax and social contribution tax over the adjustments;
(5)	Effects of retrospective application of accounting policy, recorded as retained earnings, in accordance with IAS 08.

Balanço Patrimonial	Parent company		Parent company
	Dec. 31, 2019			Jan. 01, 2019
	As presented	Adjustment	Restated	As presented	Adjustment	Restated
TOTAL CURRENT ASSET	3,250,891	-	3,250,891	2,718,709	-	2,718,709

NON-CURRENT ASSETS
Investiments (1)	12,631,091	211,640	12,842,731	12,405,706	145,360	12,551,066
Others non-current assets	1,870,243	-	1,870,243	1,442,076	-	1,442,076
Total non-current assets	14,501,334	211,640	14,712,974	13,847,782	145,360	13,993,142
TOTAL ASSETS	17,752,225	211,640	17,963,865	16,566,491	145,360	16,711,851
TOTAL CURRENT LIABILITIES	900,274	-	900,274	1,377,621	-	1,377,621
TOTAL NON-CURRENT LIABILITIES	965,336	-	965,336	610,151	-	610,151
TOTAL LIABILITIES	1,865,610	-	1,865,610	1,987,772	-	1,987,772
EQUITY
Retained earnings	-	211,640	211,640	-	145,360	145,360
Others	15,886,615	-	15,886,615	14,578,719	-	14,578,719
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	15,886,615	211,640	16,098,255	14,578,719	145,360	14,724,079
EQUITY	15,886,615	211,640	16,098,255	14,578,719	145,360	14,724,079

(1)	This refers to the adjustment to the equity income (gain on interests in non-consolidated investees) of Cemig GT, due to backdated application of an accounting policy.
(2)	Effects of retrospective application of accounting policy, recorded as retained earnings, in accordance with IAS 08.

104

STATEMENT OF INCOME	Consolidated		Parent company
	2019			2019
	As presented	Adjustment	Restated	As presented	Adjustment	Restated
CONTINUING OPERATIONS
NET REVENUE (1)	25,390,306	96,667	25,486,973	186,467	-	186,467
TOTAL COST	(19,598,673)	-	(19,598,673)	-	-	-

GROSS PROFIT	5,791,633	96,667	5,888,300	186,467	-	186,467

OPERATING EXPENSES (2)	(2,880,338)	3,758	(2,876,580)	(327,260)	-	(327,260)

Share of profit (loss), net, of affiliates and jointly-controlled entities	125,351	-	125,351	2,834,411	66,280	2,900,691
Dividends declared by investee classified as held for sale	72,738	-	72,738	72,738	-	72,738
Net finance income	1,360,277	-	1,360,277	246,063	-	246,063
Income before income tax and social contribution tax	4,469,661	-	4,570,086	3,012,419	66,280	3,078,699

Current income tax and social contribution tax	(1,454,341)	-	(1,454,341)	(5,707)	-	(5,707)
Deferred income tax and social contribution tax (3)	(111,314)	(34,145)	(145,459)	(103,381)	-	(103,381)
Net income for the year from continuing operations	2,904,006	66,280	2,970,286	2,903,331	66,280	2,969,611
DISCONTINUED OPERATIONS
Net income after tax for the year from discontinued operations	224,067	-	224,067	224,067	-	224,067

NET INCOME FOR THE YEAR	3,128,073	66,280	3,194,353	3,127,398	66,280	3,193,678

Total of net income for the year attributed to:
Equity holders of the parent
Net income from continuing operations	2,903,331	66,280	2,970,286	2,903,331	66,280	2,969,611
Net income from discontinued operations	224,067	-	224,067	224,067	-	224,067
Net income for the year attributed to equity holders of the parent	3,127,398	66,280	3,194,353	3,127,398	66,280	3,193,678
Non-controlling interests
Net income from continuing operations	675	-	675	-	-	-
	3,128,073	66,280	3,194,353	3,127,398	66,280	3,193,678

Basic and diluted earnings per preferred share – R$ (4)	2.06	0.04	2.10	2.06	0.04	2.10
Basic and diluted earnings per common share – R$ (4)	2.06	0.04	2.10	2.06	0.04	2.10
Basic and diluted earnings per preferred share from continuing operations – R$ (4)	1.91	0.04	1.95	1.91	0.04	1.95
Basic and diluted earnings per common share from continuing operations – R$ (4)	1.91	0.04	1.95	1.91	0.04	1.95
Basic and diluted earnings per preferred share from discontinued operations – R$ (4)	0.15	-	0.15	0.15	-	0.15

105

Basic and diluted earnings per common share from discontinued operations – R$ (4)	0.15	-	0.15	0.15	-	0.15

(1)	Recognition of the profit margin associated to the performance obligation to construct and upgrade the transmission infrastructure, as well as the interest revenue resulting from the financing component;
(2)	Reversal of expected losses recorded in others expenses in prior periods.
(3)	Deferral of income tax and social contribution tax over the adjustments;
(4)	The basic and diluted earnings per share for the years ended in December 31, 2019 was also adjusted retrospectively in order to reflect the increase in the number of shares in 2020. For more information, see Note 26.

STATEMENT OF CASH FLOWS - Consolidated	2019 As presented	Adjustment	2019 (Restated)
CASH FLOW FROM OPERATIONS
Net income for the year from continuing operations	2,903,331	66,280	2,969,611
Net income for the year from discontinuing operations	224,067	-	224,067
Net income for the period attributed non-controlling interests	675	-	675
Adjustments to reconcile net income to net cash flows:
Deferred income tax and social contribution tax (2)	111,314	34,145	145,459
Loss on write-off of net residual value of unrecoverable concession financial assets, concessional contract asset, PP&E and Intangible assets (3)	127,835	(3,788)	124,047
Adjustment to expectation of contract asset and financial concession asset (4)	(505,507)	(249,962)	(755,469)
Deffered PIS/Pasep and Cofins over contract revenues (6)	-	15,206	15,206
Others	1,072,262	-	1,072,262
TOTAL	3,933,977	(138,119)	3,795,858
(Increase) / decrease in assets
Concession contract and financial assets (5)	373,332	138,119	511,451
Others	(67,411)	-	(67,411)
TOTAL	305,921	138,119	444,040
Increase (decrease) in liabilities	958,366	-	958,366
Cash generated by operating activities	5,198,264	-	5,198,264

(1)	Effects of retrospective application of accounting policy, recorded as retained earnings, in accordance with IAS 08.
(2)	Deferral of income tax and social contribution tax over the adjustments;
(3)	Others immaterial adjustments referring to impairment losses and others expected losses.
(4)	Recognition of the profit margin associated to the performance obligation to construct and upgrade the transmission infrastructure, as well as the interest revenue resulting from the financing component and the result of the periodic tariff revision;
(5)	Adjustments in the amounts of the contract assets that were received, due to the reallocation of the consideration to performance obligation to construct and upgrade.
(6)	Effects of PIS/Pasep and Cofins over contract revenues, including the taxes deferral;

STATEMENT OF CASH FLOWS	Parent company
	2019 As presented	Adjustment	2019 (Restated)
CASH FLOW FROM OPERATIONS
Net income for the year from continuing operations	2,903,331	66,280	2,969,611
Net income for the year from discontinuing operations	224,067	-	224,067
Expenses (revenues) not affecting cash and cash equivalents
Share of loss, net, of subsidiaries and joint ventures (2)	(2,834,411)	(66,280)	(2,900,691)
Others	(228,071)	-	(228,071)
TOTAL	64,916	-	64,916

(1)	Effects of retrospective application of accounting policy, recorded as retained earnings, in accordance with IAS 08.

(2)	This refers to the adjustment to the equity income (gain on interests in non-consolidated investees) of Cemig GT, due to backdated application of an accounting policy.

106

STATEMENTS OF COMPREHENSIVE INCOME	Consolidated			Parent company
	2019 As presented	Adjustment	2019 (Restated)	2019 As presented	Adjustment	2019 (Restated)
NET INCOME FOR THE PERIOD	3,128,073	66,280	3,194,353	3,127,398	66,280	3,193,678
OTHER COMPREHENSIVE INCOME
Items not to be reclassified to profit or loss in subsequent periods	(1,055,325)	-	(1,055,325)	(1,055,321)	-	(1,055,321)

COMPREHENSIVE INCOME FOR THE PERIOD	2,072,748	66,280	2,139,028	2,072,077	66,280	2,138,357
Total of comprehensive income for the period attributed to:
Equity holders of the parent	2,072,077	66,280	2,138,357	2,072,077	66,280	2,138,357
Non-controlling interests	671	-	671	-	-	-
Total of comprehensive income for the period attributed to:	2,072,748	66,280	2,139,028	2,072,077	66,280	2,138,357

STATEMENTS OF ADDED VALUE	Consolidated			Parent company
	2019 As presented	Adjustment	2019 (Restated)	2019 As presented	Adjustment	2019 (Restated)
REVENUES (1)	37,584,617	111,873	37,696,490	4,485	-	4,485
INPUTS ACQUIRED FROM THIRD PARTIES (2)	(20,788,299)	3,758	(20,784,541)	(157,945)	-	(157,945)
GROSS VALUE ADDED	16,796,318	115,631	16,911,949	(153,460)	-	(153,460)
RETENTIONS	(958,234)	-	(958,234)	(4,525)	-	(4,525)
NET ADDED VALUE PRODUCED BY THE COMPANY FROM CONTINUING OPERATIONS	15,838,084	115,631	15,953,715	(157,985)	-	(157,985)
NET ADDED VALUE PRODUCED BY THE COMPANY FROM DISCONTINUED OPERATIONS	224,067	-	224,067	224,067	-	224,067
ADDED VALUE RECEIVED BY TRANSFER	3,332,201	-	3,332,201	3,107,164	66,280	3,173,444
ADDED VALUE TO BE DISTRIBUTED	19,394,352	115,631	19,509,983	3,173,246	66,280	3,239,526
DISTRIBUTION OF ADDED VALUE
Employees	1,861,767	-	1,861,767	83,362	-	83,362
Taxes (3)	12,505,603	49,351	12,554,954	(66,623)	-	(66,623)
Remuneration of external capital	1,898,909	-	1,898,909	29,109	-	29,109
Remuneration of own capital	3,128,073	66,280	3,194,353	3,127,398	66,280	3,193,678
	19,394,352	115,631	19,509,983	3,173,246	66,280	3,239,526

(1)	Recognition of the profit margin associated to the performance obligation to construct and upgrade the transmission infrastructure, as well as the interest revenue resulting from the financing component) and the result of the periodic tariff revision;
(2)	Others immaterial adjustments referring to impairment losses and others expected losses.
(3)	Effects of PIS/Pasep and Cofins over contract revenues, including the taxes deferral.

The adjustments were made to provide more useful and reliable information to users of the financial statements, related to:

§	Allocation of margin to the performance obligation for construction of transmission infrastructure, based on the ‘expected cost plus margin’ approach;
§	Standardization of the criteria for definition of the implicit rate used in the calculation of the financing component of the contract;
§	Reclassification of the financial component of the national grid (‘BNES’ - Basic Network of the Existing System) assets to contract assets, due to the inclusion of the consideration associated with these assets in the regulatory remuneration base, subjecting them to efficiency mechanisms for the performance obligations to operate and maintain the transmission infrastructure.
107

§	Inclusion of current and deferred PIS/Pasep and Cofins taxes in the calculation of the revenues under the contracts.

The income tax and social contribution tax over the adjustments were recognized.

The adjustment did not have an impact on the Company’s operating, investing and financing cash flows. The retrospective application only affected the transmission segment, presented in Note 5.

3.	PRINCIPLES OF CONSOLIDATION

The reporting dates of the subsidiaries and jointly-controlled entities used for the purposes of calculation of consolidation and equity in earnings of unconsolidated investees coincide with those of the Company. Accounting practices are applied uniformly in line with those used by the parent company.

The following subsidiaries are included in the consolidated financial statements:

Subsidiary	Form of valuation	2020		Form of valuation	2019
		Direct interest, %	Indirect interest, %		Direct interest, %	Indirect interest, %
Cemig Geração e Transmissão	Consolidation	100.00	-	Consolidation	100.00	-
Cemig Distribuição	Consolidation	100.00	-	Consolidation	100.00	-
Gasmig	Consolidation	99.57	-	Consolidation	99.57	-
Cemig Geração Distribuída (Usina Térmica Ipatinga) (1)	-	-	-	Consolidation	100.00	-
Cemig Sim (Efficientia) (2)	Consolidation	100.00	-	Consolidation	100.00	-
Centroeste (3)	Consolidation	100.00	-	Equity method	51.00	-

(1)	On October 19, 2020, an Extraordinary General Meeting of Shareholders approved the merger of this wholly-owned subsidiary, at book value, and as a result the investee ceased to exist and the Company took over of all its rights and liabilities.
(2)	On April 14, 2020, the minute of the Annual General Meeting that decided about changes in this subsidiary’s By-laws was registered in the commercial registry authority, changing the name of this subsidiary to Cemig Soluções Inteligentes em Energia S.A.-Cemig Sim.
(3)	On January 13, 2020, the Company concluded acquisition of the equity interest of 49% of the share capital held by Eletrobras in Centroeste, resulting in its now holding 100% of that investee. More details see notes 1 and 16.

a)	Subsidiaries, jointly-controlled and affiliated entities

The financial statements of subsidiaries are included in the consolidated financial statements as from the date on which control is obtained, until the date on which the control ceases. The assets, liabilities and profit (loss) of the subsidiaries are consolidated using full consolidation. The accounting policies of the subsidiaries and jointly-controlled entities are aligned with the policies adopted by the Company.

The Company controls an investee when its existing rights give it the current ability to direct the relevant activities of the investee. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

108

When the Company loses controls of an investee, it derecognizes the assets and liabilities of the former subsidiary from the statements of financial position, at the date when control is lost. Any investment retained in the former subsidiary is recognized at its fair value and any resulting difference is recognized as gain or loss in the statement of income.

Jointly-controlled and affiliated entities are accounted for under the equity method.

b)       Consortia

The Company recognizes the proportional interest in assets, liabilities, and profits (losses) of consortium operations, since these investments are considered to be ‘joint operations’ in accordance with the requirements of CPC 19/IFRS 11.

c)        Transactions eliminated in consolidation

Intra-group balances and transactions, and any unrealized gains and losses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with investee companies accounted for under the equity method are eliminated against the investment in proportion to the Company’s equity interests in the investee. Unrealized losses are eliminated in the same way as unrealized gains are eliminated, but only up to the point at which there is no evidence of impairment.

109

4.	CONCESSIONS AND AUTHORIZATIONS

Cemig, through its subsidiaries, holds the following concessions or authorizations:

	Company holding concession or authorization	Concession or authorization contract	Expiration date
POWER GENERATION

Hydroelectric plants
Emborcação (1) (2)	Cemig GT	07/1997	07/2025
Nova Ponte (1) (2)	Cemig GT	07/1997	07/2025
Santa Luzia (1)	Cemig GT	07/1997	02/2026
Sá Carvalho (1)	Sá Carvalho	01/2004	12/2024
Rosal (1)	Rosal Energia	01/1997	05/2032
Machado Mineiro (1) Salto Voltão (1) Salto Paraopeba (1) Salto do Passo Velho (1)	Horizontes Energia	Resolution 331/2002	07/2025 10/2030 10/2030 10/2030
PCH Pai Joaquim (1)	Cemig PCH	Authorizing Resolution 377/2005	04/2032
Irapé (1)	Cemig GT	14/2000	02/2035
Queimado (Consortium) (1)	Cemig GT	06/1997	01/2033
Rio de Pedras (1)	Cemig GT	02/2013	09/2024
Poço Fundo (1)	Cemig GT	02/2013	08/2025
São Bernardo (1)	Cemig GT	02/2013	08/2025
Três Marias (3)	Cemig Geração Três Marias	08/2016	01/2046
Salto Grande (3)	Cemig Geração Salto Grande	09/2016	01/2046
Itutinga (3)	Cemig Geração Itutinga	10/2016	01/2046
Camargos (3)	Cemig Geração Camargos	11/2016	01/2046
Coronel Domiciano, Joasal, Marmelos, Paciência and Piau (3)	Cemig Geração Sul	12/2016 and 13/2016	01/2046
Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras (3)	Cemig Geração Leste	14/2016 and 15/2016	01/2046
Cajurú, Gafanhoto and Martins (3)	Cemig Geração Oeste	16/2016	01/2046

Thermal plants
Igarapé (6)	Cemig GT	07/1997	08/2024

Wind power plants
Central Geradora Eólica Praias de Parajuru (4)	Parajuru	Resolution 526/2002	09/2032
Central Geradora Eólica Volta do Rio (4)	Volta do Rio	Resolution 660/2001	01/2031

POWER TRANSMISSION
National grid (5)	Cemig GT	006/1997	01/2043
Itajubá Substation (5)	Cemig GT	79/2000	10/2030
Furnas – Pimenta - Transmission line (5)	Centroeste	004/2005	03/2035

ENERGY DISTRIBUTION (7)	Cemig D	002/1997 003/1997 004/1997 005/1997	12/2045

GAS DISTRIBUTION (7)	Gasmig	State Law 11,021/1993	01/2053

(1)	Generation concession contracts that are not within the scope of IFRIC 12, whose infrastructure assets are recorded as PP&E since the concession grantor does not have control over whom the service is provided to as the output is being sold mainly in the Free Market (‘ACL’).
(2)	On July 17, 2020, Cemig GT filed a statement of its interest in extending these plants concession, under the independent producer regime, outside the regime of quotas, to ensure its right of option under the legislative changes currently under discussion, relating to the group of measures to modernize the electricity sector. Any actual decision will only be made after publication by the Brazilian Mining and Energy Ministry and by the regulator, Aneel, of the conditions for extension, which will be submitted to decision by Cemig’s governance bodies at the due time.
(3)	Generation concession contracts within the scope of IFRIC 12, under which Cemig has the right to receive cash and therefore, recognizes a concession financial assets.
(4)	This refers to concessions, given by the process of authorization, for generation, as an independent power producer, of wind power, sold under the Proinfa program. The assets tied to the right of commercial operation are recorded in PP&E. The rights of authorization of commercial operation that are classified as an Intangible.
(5)	These refer to transmission concession contracts, for which a contract asset was recognized upon the application of IFRS 15, are recognized as contract asset for being subject to satisfaction of performance obligations.
(6)	On December 6, 2019, Aneel suspended Igarapé Plant commercial operation upon Cemig GT’s claim for early termination of its concession contract, and, as a result, the corresponding assets were written-off from Cemig GT’s financial statement position. In February, 2021, the Thermal Plant Igarapé concession of was extinct. by the Brazilian Mining and Energy Ministry, in consideration of the termination request submitted by Cemig GT.
(7)	Concession contracts that are within the scope of IFRIC 12 and under which the concession infrastructure assets are recorded under the intangible and financial assets bifurcation model, and in compliance with IFRS 15, the infrastructure under construction has been classified as a contract asset.

110

Generation concessions

In the generation business, the Company sells energy:

(1)        Through auctions, to distributors to meet the demands of their captive markets; and

(2)        To free customers in the free market (Ambiente de Contratação Livre, or ACL).

In the free market, energy is traded by the generation concession holders, small hydro plants (PCHs, or SHPs), self-producers, traders, and importers of energy.

There is also revenue from the spot market, which remunerates agents for de-contracted energy, which is settled at the Spot Price (PLD).

Transmission concessions

Under the transmission concession contracts, the Company, through its subsidiaries, is authorized to charge a Tariff for use of the Transmission System (Tarifa de Uso do Sistema de Transmissão, or TUST). Tariffs are adjusted annually on the same date the Permitted Annual Revenue (Receitas Anuais Permitidas, or RAP) of transmission concessions contracts is adjusted. This tariff is in effect from July 1 of each year, upon its publication, until June 30 of the subsequent year.

The payment for use of transmission service also applies to generation provided by the Itaipu Binacional. However, due to the legal characteristics of that plant, the corresponding charges are assumed by the holders of distribution concessions that hold quotas of its output.

Onerous concessions

When obtaining the concessions for construction of certain generation projects, the Company is required to make payments to the regulator over the period of the contract or for up to 5 years upon signature of the concession contract for plants with installed capacity between 1 and 50 MW, as compensation for the right to operate them. The information on the concessions and the amounts to be paid are as follows:

Project	Nominal value in 2020	Present value in 2020	Period of the concession	Updating indexer
Irapé	38,114	18,478	03/2006 – 02/2035	IGPM
Queimado (Consortium)	9,319	4,984	01/2004 – 12/2032	IGPM

The contracts for three Small Hydro Plants (SHPs) – Luiz Dias, Salto Morais and Xicão – with installed capacity of 1,620 kW, 2,394 kW and 1,808 kW, respectively, were extinguished by Aneel at Cemig GT’s request, by authorizing resolutions of October 13, 2020, without reversion of assets, for further register as small hydropower plant with intalled capacity lower than 5MW (so-called ‘Central Geradora Hidrelétrica – CGH’ under Brazillian law), under the legislation and regulations. Cemig GT continues to operate these plants. The concession for the Salto Morais plant was terminated in July 2020, in accordance with the contract signed with Aneel, but continued to be operated by Cemig GT, since its installed capacity is lower than 5MW, and under the legislation grant of concession or authorization is not necessary in this case.

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Cemig generate energy from nine hydroelectric plants that have the capacity of 5MW or less, including those mentioned in the previous paragraph – having a total installed capacity of 11.53MW, and thus under Law 9,074/95, these are dispensed from concession, permission or authorization, and do not have a final concession date.

The concessions fee are paid monthly to the grantor for an amount that changes over time. These payments are recorded as an intangible asset, representing a right to operate the concession and to charge users through the concession period, they are recorded as from the date of signature of the contracts at the present value of the future payment obligations.

The amounts paid to the grantor in 2020, the nominal value and the present value of the amounts to be paid in the next 12 months, are as follows:

Project	Interest, %	Amounts paid in 2020	Nominal value of amounts to be paid in the next 12 months	Present value of amounts to be paid in the next 12 months
Irapé	100.00	2,198	2,618	2,463
Queimado (Consortium)	82.50	631	712	732

(*) Under Aneel Resolution 467/2011 the power plants with total installed generation capacity of 1 to 50 MW must pay Aneel for five years, starting on the date that the concession contract is signed.

The rate used by the Company to discount the above liabilities to its present value, was 12.50%, and represents the average cost of funding in normal conditions on the date the concession contract was entered into.

Distribution concessions

The Cemig D operates the concession for the distribution of energy in the greater part of the State of Minas Gerais, which expires in December 2045.

According to the concession contract, all assets and facilities that are used in the provision of the distribution service and which have been created by the concession holder are considered revertible and part of the assets of the related concession. These assets are automatically reverted to the Grantor at the end of the contract, and are then valued to determine the amount of the indemnity payable to the concession holder, subject to the amounts and the dates on which they were incorporated into the energy system.

Cemig D does not have obligations to make payment in compensation for commercial operation of the distribution concessions, but is required to comply with requirements related to quality, and investments made, in accordance with the concession contract.

The concession contracts and the Brazilian legislation establish a mechanism of maximum prices that allows for three types of adjustments to tariffs: (i) an annual tariff adjustment; (ii) periodic review of tariffs; and (iii) extraordinary reviews.

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Each year the Cemig D has the right to request for the annual adjustment, the purpose of which is to be compensated the effects of inflation on the tariffs, and to allow for certain changes in costs that are outside the Cemig D’s control to be passed through to customers – for example the cost of energy purchased for resale and sector charges including charges for the use of the transmission and distribution facilities.

Also, the regulator performs a periodic review of tariffs every five years, which aims to make adjustments due to changes in the Cemig D’s costs, and to establish a factor based on scale gains, which will be applied in the annual tariff adjustments, for the purpose of sharing such gains with the Cemig D’s customers.

The Cemig D also has the right to request an extraordinary review of tariffs in the event that any unforeseen development significantly affects the economic-financial equilibrium of the concession. The Periodic Review and the Extraordinary Review are subject, to a certain degree, to the discretion of the regulator, although there are pre-established provisions for each revision cycle.

Under the distribution concession contracts, the Cemig D is authorized to charge customers a tariff consisting of two components: (i) A component related to costs of energy purchased for resale, charges for use of the transmission grid and charges for use of the distribution system that are not under its control (‘Parcel A costs’); and (ii) a portion relating to operating costs (‘Parcel B costs’).

Fifth Amendment to concession contract

On December 21, 2015, the Company signed, with the Mining and Energy Ministry, the Fifth Amendment to its concession contracts, extending its energy distribution concessions for an additional 30 years, starting January 1, 2016.

The principal characteristics and terms of the Amendment are as follows:

§	The annual tariff adjustment will occur on May 28 of each year, according the rules set for in Clause 6 of the Amendment will be applied.
§	Limitation of in the distribution of dividends and/or payment of Interest on Equity to the minimum established by law, in the envent of non-compliance with the annual indicators for outages (DECi and FECi) for two consecutive years, or three times in a period of five years, until the regulatory parameters are restored.
§	There is a requirement for injections of capital from the controlling shareholder in an amount sufficient to meet the minimum conditions for economic and financial sustainability.

§	Subject to the compliance of efficiency criteria related to continuity of supply and the economic and financial management to guarantee the concession’s operations, being assured the right to a full defense and the right to appeal, as follows: (i) for five years starting January 1, 2016, any non-compliance for two consecutive years, or non-compliance with any of the conditions at the end of five years, will result in cancelation of the concession contract; (ii) starting January 1, 2021, any non-compliance for three consecutive years with the criteria of efficiency in continuity of supply, or for two consecutive years with the criteria of efficiency in economic and financial management, will result in proceedings to establish expiration of the concession.
113

The criteria of efficiency in economic and financial management are as follows:

§	Operational cash generation (-) QRR¹ (-) interest on the debt[2] ≥ 0;
§	Ebitda [3] ≥ 0 (by the end of 2017, maintained in 2018, 2019 and 2020);
§	[Ebitda (-) QRR] ≥ 0 (by the end of 2018, maintained in 2019 and 2020);
§	{Net debt4 / [Ebitda (-) QRR]} ≤ 1 / (80% of the Selic rate) (by the end of 2019); and,
§	{Net debt / [Ebitda (-) QRR]} ≤ 1 / (111% of the Selic rate) (by the end of 2020).

1.     QRR = ‘Regulatory reintegration quota’, or Regulatory depreciation expense.

2.     Net debt x 111% of the Selic rate.

3.     Calculated according to the method defined by the regulator (Aneel), contained in distribution concession contract.

4.     Gross debt, less financial assets.

The efficiency criteria related to the continuity of supply and the economic and financial management to maintain the concession of Cemig D were met in the years ended December 31, 2020 and 2019.

Notwithstanding Cemig D’s compliance with the Customer Unit Average Outage Duration indicator – DEC for 2020, it was non-complaint for three times in the past five years, and, in such circumstances, Cemig D must limit the amount of dividend and interest on equity, to 25% of net income, less the amounts allocated to the legal reserve.

Gas distribution concessions

The concessions for distribution of natural gas are granted by each Brazilian state. In the state of Minas Gerais the tariffs for natural gas are set by the regulator, the State’s Economic Development Secretariat, by market segment. The tariffs is comprised of a portion for the cost of gas and a portion for the distribution of gas. Each quarter the tariffs are adjusted to pass through the cost of gas, and once a year they are adjusted to update the portion allocated to cover the costs relating to the provision of the distribution service – remuneration of invested capital and to cover all the operating, commercial and administrative expenses of the concession holder.

In addition to these adjustments, there are periodic reviews of tariffs. The first periodic review of tariff, referred to the 2018-22 cycle, was concluded in 2019. These reviews may occurr every five years from the end of the first cycle, to evaluate the changes in the costs of the Gasmig, and update the tariffs. The concession contract also specifies the possibility of an extraordinary review of tariffs if any event occurs that puts the economic-financial balance of the concession at risk.

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On September 19, 2019 the Company signed, with the State of Minas Gerais as Grantor, the Third Amendment to the Concession Contract for Commercial Operation of Industrial, Institutional and Residential Piped Gas Services in the State of Minas Gerais, which represents conclusion of the process of economic-financial rebalancing of the concession contract, upon payment of a grant fee of R$852 million, updated, from its base date of January 1, 2019 to the date of payment, by the DI (Interbank Deposit) rate. This guarantees maintenance of the period of Gasmig’s succession up to 2053.

Under the Third Amendment to the Concession Contract, the total value paid for the compensatory grant will be added to the Company’s remuneration base of assets, and considered in the process of tariff review by the Grantor as an intangible asset to be amortized by the end of the concession contract, producing immediate effect in terms of setting and review of tariffs.

5.	OPERATING SEGMENTS

The operating segments of the Company and its subsidiaries reflect their management and their organizational structure, used to monitoring its results. They are aligned with the regulatory framework of the Brazilian energy industry.

The Company also operates in the gas market, through its subsidiary Gasmig, and in other businesses with less impact on the results of its operations. These segments are reflected in the Company’s management, organizational structure, and monitoring of results.

The tables below show segment information for 2020 and 2019:

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INFORMATION BY SEGMENT AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020
ACCOUNT/DESCRIPTION	ENERGY			GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION AND SALE	TRANSMISSION	DISTRIBUTION
SEGMENT ASSETS	16,150,385	5,869,618	26,399,131	2,615,215	3,711,560	(662,829)	54,083,080
INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES	3,926,613	1,467,445	-	-	21,235	-	5,415,293
INVESTMENTS IN AFFILIATES CLASSIFIED AS HELD FOR SALE	-	-	1,258,111	-	-	-	1,258,111
ADDITIONS TO THE SEGMENT	238,133	246,226	1,384,334	50,489	13	-	1,919,195

CONTINUING OPERATIONS
NET REVENUE	6,536,917	743,125	16,511,662	1,664,468	104,003	(332,550)	25,227,625
COST OF ENERGY AND GAS
Energy bought for resale	(4,026,190)	-	(8,160,921)	-	-	75,622	(12,111,489)
Charges for use of the national grid	(199,246)	(224)	(1,799,091)	-	-	250,750	(1,747,811)
Gas bought for resale	-	-	-	(1,083,089)	-	-	(1,083,089)
Total	(4,225,436)	(224)	(9,960,012)	(1,083,089)	-	326,372	(14,942,389)

OPERATING COSTS AND EXPENSES
Personnel	(192,109)	(114,238)	(885,930)	(59,429)	(24,370)	-	(1,276,076)
Employees’ and managers’ profit sharing	(23,453)	(12,343)	(92,295)	-	(13,756)	-	(141,847)
Post-employment obligations	(52,964)	(40,918)	(296,844)	-	(47,519)	-	(438,245)
Materials	(12,920)	(3,872)	(60,841)	(1,239)	(225)	20	(79,077)
Outsourced services	(113,416)	(45,939)	(1,055,390)	(25,061)	(31,140)	6,158	(1,264,788)
Depreciation and amortization	(206,839)	(4,670)	(668,414)	(106,110)	(3,020)	-	(989,053)
Operating provisions (reversals)	(121,809)	(10,372)	(272,276)	(1,280)	(17,549)	-	(423,286)
Construction costs	-	(146,652)	(1,384,334)	(50,489)	-	-	(1,581,475)
Other operating expenses, net	(68,077)	11,915	(212,427)	(11,720)	(15,326)	-	(295,635)
Total cost of operation	(791,587)	(367,089)	(4,928,751)	(255,328)	(152,905)	6,178	(6,489,482)

OPERATING COSTS AND EXPENSES	(5,017,023)	(367,313)	(14,888,763)	(1,338,417)	(152,905)	332,550	(21,431,871)

Fair value of business combination	-	51,736	-	-	-	-	51,736
Periodic Tariff Review adjustments	-	502,108	-	-	-	-	502,108
Equity in earnings of unconsolidated investees, net	(129,452)	494,025	-	-	(7,875)	-	356,698

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	1,390,442	1,423,681	1,622,899	326,051	(56,777)	-	4,706,296
Finance income	1,711,242	174,927	513,685	43,857	1,694	-	2,445,405
Finance expenses	(2,509,027)	(274,326)	(504,717)	(58,181)	(4,613)	-	(3,350,864)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	592,657	1,324,282	1,631,867	311,727	(59,696)	-	3,800,837
Income tax and social contribution tax	(206,093)	(209,061)	(430,313)	(85,426)	(4,823)	-	(935,716)
NET INCOME (LOSS) FOR THE YEAR	386,564	1,115,221	1,201,554	226,301	(64,519)	-	2,865,121

Equity holders of the parent	386,564	1,115,221	1,201,554	225,290	(64,519)	-	2,864,110
Non-controlling interests	-	-	-	1,011	-	-	1,011
	386,564	1,115,221	1,201,554	226,301	(64,519)	-	2,865,121

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INFORMATION BY SEGMENT AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019
ACCOUNT/DESCRIPTION	ENERGY			GAS	OTHER	ELIMINATIONS	TOTAL (Restated)
	GENERATION AND SALE	TRANSMISSION (Restated)	DISTRIBUTION
SEGMENT ASSETS	14,748,832	4,711,530	25,616,174	2,688,670	3,887,602	(1,127,084)	50,525,724
INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES	4,133,104	1,237,177	-	-	29,110	-	5,399,391
INVESTMENTS IN AFFILIATES CLASSIFIED AS HELD FOR SALE	-	-	1,258,111	-	-	-	1,258,111
ADDITIONS TO THE SEGMENT	101,616	220,390	936.332	934.143	9.155	-	2.201.636

CONTINUING OPERATIONS
NET REVENUE	6,882,174	810,598	15,918,741	1,858,211	323,934	(306,685)	25,486,973
COST OF ENERGY AND GAS
Energy bought for resale	(3,841,262)	-	(7,516,878)	-	(6)	71,972	(11,286,174)
Charges for use of the national grid	(189,901)	-	(1,458,939)	-	-	222,562	(1,426,278)
Gas bought for resale	-	-	-	(1,435,728)	-	-	(1,435,728)
Total	(4,031,163)	-	(8,975,817)	(1,435,728)	(6)	294,534	(14,148,180)

OPERATING COSTS AND EXPENSES
Personnel	(207,422)	(114,837)	(869,289)	(45,913)	(34,057)	-	(1,271,518)
Employees’ and managers’ profit sharing	(35,818)	(26,908)	(182,856)	-	(17,426)	-	(263,008)
Post-employment obligations	(49,627)	(38,138)	(276,663)	-	(44,036)	-	(408,464)
Materials	(16,927)	(6,059)	(62,632)	(2,092)	(3,455)	27	(91,138)
Outsourced services	(125,390)	(44,922)	(1,015,880)	(19,788)	(39,667)	7,097	(1,238,550)
Depreciation and amortization	(209,967)	(5,563)	(652,208)	(85,920)	(4,576)	-	(958,234)
Operating provisions (reversals)	(975,363)	(134,843)	(1,100,647)	(1,793)	(188,460)	-	(2,401,106)
Construction costs	-	(220,390)	(936,332)	(42,976)	-	-	(1,199,698)
Other operating expenses, net	(174,888)	(16,358)	(298,633)	(10,128)	(377)	5,027	(495,357)
Total cost of operation	(1,795,402)	(608,018)	(5,395,140)	(208,610)	(332,054)	12,151	(8,327,073)

OPERATING COSTS AND EXPENSES	(5,826,565)	(608,018)	(14,370,957)	(1,644,338)	(332,060)	306,685	(22,475,253)

Equity in earnings of unconsolidated investees, net	(88,279)	214,564	-	-	(934)	-	125,351
Dividends declared by investee classified as held for sale	-	-	72,738	-	-	-	72,738

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	967,330	417,144	1,620,522	213,873	(9,060)	-	3,209,809
Finance income	1,282,018	97,905	1,534,795	21,103	271,029	-	3,206,850
Finance expenses	(1,034,529)	(114,784)	(632,406)	(45,865)	(18,989)	-	(1,846,573)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	1,214,819	400,265	2,522,911	189,111	242,980	-	4,570,086
Income tax and social contribution tax	(550,798)	(70,187)	(805,807)	(47,507)	(125,501)	-	(1,599,800)
NET INCOME FROM CONTINUING OPERATIONS	664,021	330,078	1,717,104	141,604	117,479	-	2,970,286

DISCONTINUED OPERATIONS
NET INCOME AFTER TAX FROM DISCONTINUED OPERATIONS	-	-	224,067	-	-	-	224,067
NET INCOME FOR THE YEAR	664,021	330,078	1,941,171	141,604	117,479	-	3,194,353

Equity holders of the parent	664,021	330,078	1,941,171	140,929	117,479	-	3,193,678
Non-controlling interests	-	-	-	675	-	-	675
	664,021	330,078	1,941,171	141,604	117,479	-	3,194,353

As stated in Note 2.8, the effects of the retrospective application adjustments in balances for December 31, 2019 only affected the transmission segment.

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The following is a breakdown of the revenue of the Company by activity:

2020	ENERGY			GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
Revenue from supply of energy	7,337,485	-	19,173,606	-	-	(79,010)	26,432,081
Revenue from Use of Distribution Systems (the TUSD charge)	-	-	3,045,719	-	-	(24,105)	3,021,614
CVA and Other financial components in tariff adjustment	-	-	454,741	-	-	-	454,741
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers– realization	-	-	266,320	-	-	-	266,320
Transmission operation and maintenance revenue	-	505,896	-	-	-	(226,633)	279,263
Transmission construction revenue	-	201,451	-	-	-	-	201,451
Reimbursement revenue – Transmission	-	438,393	-	-	-	-	438,393
Distribution construction revenue	-	-	1,384,334	50,489	-	-	1,434,823
Adjustment to expectation of cash flow from Financial assets of distribution concession to be indemnified	-	-	15,464	-	-	-	15,464
Gain on inflation updating of Concession Grant Fee	347,057	-	-	-	-	-	347,057
Transactions in energy on the CCEE	153,762	-	-	-	-	-	153,762
Mechanism for the sale of surplus	-	-	234,347	-	-	-	234,347
Supply of gas	-	-	-	2,011,104	-	(20)	2,011,084
Fine for violation of continuity indicator	-	-	(50,532)	-	-	-	(50,532)
Other operating revenues	4,412	33,609	1,561,644	567	112,036	(2,782)	1,709,486
Sector / Regulatory charges reported as Deductions from revenue	(1,305,799)	(436,224)	(9,573,981)	(397,692)	(8,033)	-	(11,721,729)
Net operating revenue	6,536,917	743,125	16,511,662	1,664,468	104,003	(332,550)	25,227,625

2019	ENERGY			GAS	OTHER	ELIMINATIONS	TOTAL (Restated)
	GENERATION	TRANSMISSION (Restated)	DISTRIBUTION
Revenue from supply of energy	7,037,448	-	19,966,951	-	-	(76,840)	26,927,559
Revenue from Use of Distribution Systems (the TUSD charge)	-	-	2,746,532	-	-	(24,088)	2,722,444
CVA and Other financial components in tariff adjustment	-	-	57,988	-	-	-	57,988
Transmission operation and maintenance revenue	-	550,289	-	-	-	(198,452)	351,837
Transmission construction revenue	-	311,759	-	-	-	-	311,759
Reimbursement revenue – Transmission	-	327,995	-	-	-	-	327,995
Distribution construction revenue	-	-	936,332	42,976	-	-	979,308
Adjustment to expectation of cash flow from Financial assets of distribution concession to be indemnified	-	-	17,839	-	-	-	17,839
Gain on inflation updating of Concession Grant Fee	318,266	-	-	-	-	-	318,266
Transactions in energy on the CCEE	438,555	-	(6,561)	-	-	-	431,994
Supply of gas	-	-	-	2,298,141	-	(27)	2,298,114
Fine for violation of continuity indicator	-	-	(57,897)	-	-	-	(57,897)
PIS/Pasep and Cofins taxes credits over ICMS	413,616	-	830,343	-	183,827	-	1,427,786
Other operating revenues	81,995	27,786	1,468,224	60	152,272	(7,278)	1,723,059
Sector / Regulatory charges reported as Deductions from revenue	(1,407,706)	(407,231)	(10,041,010)	(482,966)	(12,165)	-	(12,351,078)
Net operating revenue	6,882,174	810,598	15,918,741	1,858,211	323,934	(306,685)	25,486,973

For further details of operating revenue, see Note 27.

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6.              CASH AND CASH EQUIVALENTS

	Consolidated		Parent company
	2020	2019	2020	2019
Bank accounts	93,060	209,405	4,577	4,437
Cash equivalents
Bank certificates of deposit (CDBs) (1)	1,415,964	289,924	412,136	50,854
Overnight (2)	171,373	36,428	5,934	9,065
	1,587,337	326,352	418,070	59,919
	1,680,397	535,757	422,647	64,356

(1)	Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), accrued interest at 50% to 108%, of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário – CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) in 2020 (80% to 106% in 2019). For these CDBs, the Company and its subsidiaries have repo transactions which state, on their trading notes, the bank’s commitment to repurchase the security, on demand, on the maturity date of the transaction, or earlier.
(2)	Overnight transactions are repos available for redemption on the following day. They are usually backed by Treasury Bills, Notes or Bonds and referenced to a pre-fixed rate of 1.89% in 2020 (4.39%, in 2019). Their purpose is to settle the short-term obligations of the Company and its subsidiaries, or to be used in the acquisition of other assets with better return to replenish the portfolio.

Note 31 provides information in relation to the exposure of the Company and its subsidiaries to interest rate risks, and a sensitivity analysis of their effects on financial assets and liabilities.

7.              MARKETABLE SECURITIES

	Consolidated		Parent company
	2020	2019	2020	2019
Investments
Current
Bank certificates of deposit (CDBs) (1)	545,366	-	18,884	-
Financial Notes (LFs) – Banks (2)	2,073,551	645,119	71,799	160,531
Treasury Financial Notes (LFTs) (3)	730,806	94,184	25,305	23,437
Debentures (4)	-	103	-	780
Others	10,547	933	873	463
	3,360,270	740,339	116,861	185,211
Non-current
Financial Notes (LFs) – Banks (2)	729,767	11,481	25,269	-
Debentures (4)	24,789	1,825	858	454
Others	10,237	36	-	-
	764,793	13,342	26,127	454
	4,125,063	753,681	142,988	185,665

(1)	Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), accrued interest at 106% a 110% of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário – CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) in 2020.
(2)	Bank Financial Notes (Letras Financeiras, or LFs) are fixed-rate fixed-income securities, issued by banks and that accrued interest a percentage of the CDI rate published by Cetip. The LFs had remuneration rates varying between 99.50% and 130% of the CDI rate in 2020 (101.95% and 113% in 2019).
(3)	Treasury Financial Notes (LFTs) are fixed-rate securities, their yield follows the daily changes in the Selic rate between the date of purchase and the date of maturity.
(4)	Debentures are medium and long term debt securities, which give their holders a right of credit against the issuing company. The debentures have remuneration varying from TR+1% to 109% of the CDI Rate in 2020 (108.25% to 113% of CDI in 2019).

Note 31 provides a classification of these marketable securities. Investments in marketable securities of related parties are shown in Note 30.

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8.	CUSTOMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS

	Consolidated
	Balances not yet due	Up to 90 days past due	More than 91 up to 360 days past due	More than 361 days past due	2020	2019

Billed supply	1,517,975	636,727	386,755	583,098	3,124,555	3,130,206
Unbilled supply	1,144,906	-	-	-	1,144,906	1,203,823
Other concession holders – wholesale supply	18,434	26,086	734	4,832	50,086	47,296
Other concession holders – wholesale supply, unbilled	260,521	-	-	-	260,521	203,386
CCEE (Power Trading Chamber)	20,794	189,477	-	-	210,271	385,558
Concession Holders – power transport	44,770	13,581	17,616	85,373	161,340	186,910
Concession Holders – power transport, unbilled	294,734	-	-	-	294,734	253,151
(–) Provision for doubtful receivables	(278,228)	(12,140)	(15,101)	(406,900)	(712,369)	(809,725)
	3,023,906	853,731	390,004	266,403	4,534,044	4,600,605

Current assets					4,373,075	4,523,540
Non-current assets					160,969	77,065

	Parent company
	Balances not yet due	Up to 90 days past due	More than 91 up to 360 days past due	More than 361 days past due	2020	2019
Billed supply	-	-	-	22,284	22,284	22,478
(–) Provision for doubtful receivables	-	-	-	(22,284)	(22,284)	(22,284)
	-	-	-	-	-	194

Current assets					-	194

The Company and its subsidiaries’ exposure to credit risk related to customers and traders is provided in Note 31.

The allowance for doubtful accounts is considered to be sufficient to cover any potential losses in the realization of accounts receivable, and the breakdown by type of customers is as follows:

	2020	2019
Residential	110,149	131,011
Industrial	187,927	197,229
Commercial, services and others	189,769	161,141
Rural	30,355	31,919
Public authorities	82,715	200,530
Public lighting	2,434	2,045
Public services	34,803	31,063
Charges for use of the network (TUSD)	74,217	54,787
	712,369	809,725

On July 31, 2020 Cemig D filed an application to the tax authority of State of Minas Gerais to offset debts for energy consumption and service owed by the direct and indirect administrations of Minas Gerais State, using amounts of ICMS tax payable, under Article 3 of Minas Gerais State Decree 47,908/2020, which regulated State Law 47,891/2020.  The debts from the State of Minas Gerais that qualify for offset are those past due at June 30, 2019, estimated at R$240 million, which are still being analized by the tax authority of State of Minas Gerais. The offset will initiate after the tax authority ratification and conclusion of the debt recognition agreement. Due to this ongoing negotiation, Cemig D reversed the impairment previously recognized for the debts owed by Minas Gerais state, in the amount of R$210 million.

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Changes in the allowance for doubtful accounts are as follows:

Consolidated	2020	2019
Opening balances	809,725	751,168
Additions, net (Note 28 d)	146,705	237,733
Disposals	(244,061)	(179,176)
Balance at December 31	712,369	809,725

9.	RECOVERABLE TAXES

	Consolidated		Parent company
	2020	2019	2020	2019
Current
ICMS (VAT)	97,272	65,139	-	-
PIS/Pasep	310,927	2,937	219	24
Cofins	1,425,796	7,359	1,018	120
Others	16,062	23,369	104	104
	1,850,057	98,804	1,341	248
Non-current
ICMS (VAT)	257,160	276,851	-	-
PIS/Pasep	588,257	1,102,460	108,878	106,946
Cofins	2,594,428	4,967,814	386,713	382,745
Others	2,226	2,227	1,795	1,796
	3,442,071	6,349,352	497,386	491,487
	5,292,128	6,448,156	498,727	491,735

a)	Pis/Pasep and Cofins taxes credits over ICMS

On May 8, 2019 the Regional Federal Appeal Court of the First Region gave final judgment – against which there is no appeal – on the Ordinary Action, deciding in favor of the Company an its subsidiaries, Cemig D and Cemig GT, and recognizing their right to exclude the ICMS amounts from the calculation basis of PIS/Pasep and Cofins taxes, backdated as from five years prior to the action initial filing– that is, from July 2003.

Thus, the Company recorded the PIS/Pasep and Cofins credits corresponded to the amount of these taxes over ICMS paid in the period of July 2003 to May 2019.

Final court judgment has also been given, against which there is no further appeal, in favor of the similar actions filed by Cemig’s wholly-owned subsidiaries Sá Carvalho, Cemig Geração Distribuída (former UTE Ipatinga S.A.), Cemig Geração Poço Fundo S.A. (previously denominated UTE Barreiro S.A.) and Horizontes Energia S.A..

The Company and its subsidiaries has two ways to recover the tax credit: (i) offsetting of the amount receivable against amounts payable of PIS/Pasep and Cofins taxes, monthly, within the five-year period specified by the relevant law of limitation; or (ii) receipt of specific credit instruments ‘precatórios’ from the federal government.

Cemig D and Cemig GT, prioritized the credits offsetting, to accelerate recovery. For the Company itself, priority will be given to receipt of the credits through precatório letters of credit, since the Company does not make enough monthly payments of PIS/Pasep and Cofins taxes to enable offsetting.

121

On May 12, 2020, the Brazilian tax authority (Receita Federal) granted the Company’s request for ratification of the credits of PIS/Pasep and Cofins taxes arising from the legal action on which final judgment, subject to no further appeal, was given in favor of Cemig D and Cemig GT in 2019 and the subsidiaries are offsetting the amount receivable against amounts of federal taxes payable on a monthly basis, starting in May, 2020, within the five-year period specified by the relevant law of limitation.

The Company recorded in current asset and non-current asset the amounts of R$1,724,766 and R$3,180,014, respectively, corresponding to the tax credits of PIS/Pasep and Cofins over ICMS.

Based on the opinion of its legal advisers, the Company management believes that a portion of the tax credits to be received by Cemig D should be reimbursed to its customers, considering a maximum period for calculation of the reimbursement of 10 years. Thus, Cemig D has constituted a liability corresponding to the total amount of the tax credits comprising the period of the last 10 years, from June 2009 to May 2019, net of PIS/Pasep and Cofins taxes over monetary updating, presented in Note 21. Cemig D awaits the regulator’a conclusion about the mechanisms and criteria for the reimbursement to its customers.

The accounting effects relating to the recognition of the PIS/Pasep and Cofins taxes credits, including their monetary updating by the Selic rate, were recognized in the income statement in 2019, at net amount, updated to December 31, 2019, of R$1,965,116. Of this amount, R$1,427,786 and R$1,549,663 were recognized as operational revenue and financial revenue (net of PIS/Pasep and Cofins taxes), respectively. In addition, the amount of R$1,012,333 was recorded as IRPJ and CSLL.

These credits and the reimbursement to customers are updated by the Selic rate until offsetting of the amount receivable against amounts payable or until reimbursement to customers. On December 31, 2020, the net effect in the finance income is R$41,694 and R$5,380, more details see Note 29.

Until December 31, 2020, credits of PIS/Pasep and Cofins taxes were offset against payable federal taxes in the amount of R$1,274,636.

b)	Other recoverable taxes

The ICMS (VAT) credits that are reported in non-current assets arise mainly from acquisitions of property, plant and equipment, and intangible assets, and can be offset against taxes payable in the next 48 months. The transfer to non-current is made in accordance with management's best estimate of the amounts which will likely be realized in 12 months after these financial statements reporting date.

Credits of PIS/Pasep and Cofins generated by the acquisition of machinery and equipment can be offset immediately.

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10.           INCOME AND SOCIAL CONTRIBUTION TAXES

a) Income tax and social contribution tax recoverable

The balances of income tax and social contribution tax refer to tax credits in the corporate income tax returns of previous years and to advance payments which will be offset against federal taxes eventually payable. Current tax assets and current tax liabilities related to income tax and social contribution tax are offset in the statement of financial position subject to criteria established in CPC 32/IAS 12.

	Consolidated		Parent company
	2020	2019	2020	2019
Income tax	697,923	607,719	245,996	191,838
Social contribution tax	246,210	241,496	33,860	33,008
	944,133	849,215	279,856	224,846

Current	597,610	621,302	-	-
Non-current	346,523	227,913	279,856	224,846

The balances of income tax and social contribution tax posted in non-current assets arise from advanced payments required by tax law and withholding taxes, which the expectation of offsetting is greater than 12 months.

b)	Income tax and social contribution tax payable

The balances of income tax and social contribution tax recorded in current liabilities refer mainly to the taxes owed by the subsidiaries which report by the Real Profit method and have opted to make monthly payments based on estimated revenue, and also by the subsidiaries that have opted for the Presumed Profit method, in which payments are made quarterly.

	Consolidated
	2020	2019
Current
Income tax	108,262	98,712
Social contribution tax	31,796	35,156
	140,058	133,868

c)	Deferred income tax and social contribution tax

The Company and its subsidiaries has deferred taxed assets and liabilities from unused tax loss carryforwards, negative base for the social contribution tax, and deductible temporary differences, at the statutory rates applicable to each legal entity in Brazil of 25% (for Income tax) and 9% (for the social contribution tax), as follows:

123

	Consolidated		Parent company
	2020	2019 (restated)	2020	2019
Deferred tax assets
Tax loss carryforwards	400,758	116,266	114,666	116,266
Provisions for contingencies	537,661	544,015	66,362	67,454
Impairment on investments	639,739	660,204	382,904	382,904
Provision PUT SAAG	182,293	164,166	-	-
Post-employment obligations	2,167,566	2,089,695	243,280	233,090
Estimated provision for doubtful receivables	256,130	283,023	7,578	8,532
Others	138,599	170,247	4,055	3,655
Total	4,322,746	4,027,616	818,845	811,901

Deferred tax liabilities
Funding cost	(11,179)	(15,985)	-	-
Deemed cost	(224,610)	(231,833)	-	-
Acquisition costs of equity interests	(486,335)	(502,503)	(126,934)	(130,282)
Borrowing costs capitalized	(168,909)	(166,478)	-	-
Adjustment to expectation of cash flow – Concession assets	(242,424)	(246,669)	-	-
Revenues arising from transmission contract asset	(768,126)	(623,828)	-	-
Adjustment to fair value: Swap/Gains	(1,002,636)	(574,921)	-	-
Others	(5,670)	(5,694)	(1,016)	(888)
Total	(2,909,889)	(2,367,911)	(127,950)	(131,170)
Total, net	1,412,857	1,659,705	690,895	680,731

Total assets	2,452,860	2,429,789	690,895	680,731
Total liabilities	(1,040,003)	(770,084)	-	-

The changes in deferred income tax and social contribution tax were as follows:

	Consolidated		Parent company
	2020	2019 (restated)	2020	2019
Balance at January 1st	1,659,705	1,343,562	680,731	809,270
Effects allocated to Statement of comprehensive income	3,525	543,676	(1,687)	59,919
Effects allocated to net profit from continuing operations	(252,035)	(145,459)	11,848	(103,381)
Effects allocated to net profit from discontinuing operations (note 32)	-	(85,077)	-	(85,077)
Others	1,662	3,003	3	-
Balance at December 31	1,412,857	1,659,705	690,895	680,731

The estimated taxable profits forecast, on which the realization of deferred tax asset are based, are determined by the annual budget and the long-term budget, both reviewed periodically, and by the historical profit. However, the taxable profit may be either higher or lower than the evaluation used by the management when the amount of the deferred tax recognized was determined.

Based on the estimative from the Company and its subsidiaries, it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized and the Company estimated that the balance of deferred tax asset as of December 31, 2020 will be recovered, as follows:

	Consolidated	Parent company
2021	681,157	123,043
2022	707,759	122,173
2023	623,832	121,328
2024	562,965	120,530
2025	563,091	120,656
2026 to 2028	743,110	159,412
2029 to 2030	440,832	51,703
	4,322,746	818,845

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d)	Reconciliation of income tax and social contribution tax effective rate

This table reconciles the statutory income tax (rate 25%) and social contribution tax (rate 9%) with the current income tax expense in the Statement of income:

	Consolidated		Parent company
	2020	2019 (restated)	2020	2019
Profit before income tax and social contribution tax	3,800,837	4,570,086	2,855,915	3,012,419
Income tax and social contribution tax – nominal expense (34%)	(1,292,285)	(1,553,829)	(971,011)	(1,024,222)
Tax effects applicable to:
Gain (loss) in subsidiaries by equity method (net of effects of Interest on Equity)	92,898	8,445	807,067	749,714
Non-deductible contributions and donations	(9,534)	(12,675)	-	-
Tax incentives	38,636	65,605	55	91
Difference between Presumed Profit and Real Profit	96,503	88,505	-	-
Non-deductible penalties	(25,189)	(135,492)	(749)	(8,585)
Estimated losses on doubtful accounts receivable from related parties	(12,703)	(233,931)	(12,703)
Interest on Equity	188,186	136,000	188,186	136,000
Others	(12,228)	37,572	(2,650)	37,914
Income tax and Social Contribution – effective gain (expense)	(935,716)	(1,599,800)	8,195	(109,088)

Current tax	(683,681)	(1,454,341)	(3,653)	(5,707)
Deferred tax	(252,035)	(145,459)	11,848	(103,381)
	(935,716)	(1,599,800)	8,195	(109,088)
Effective rate	24.62%	35.03%	0.29%	3.62%

11.           ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS

The Company has accounts receivable from the State of Minas Gerais, arising from return of an administrative deposit made for a dispute on the rate of inflation and other adjustment to be applied to an advance for future capital increase (‘AFAC’), made in prior years, which was the subject of a debt recognition agreement. The agreement provided for payment by the Minas Gerais State in 12 consecutive monthly installments, each updated by the IGP–M index up to the date of actual payment, the first to become due on November 10, 2017. The agreement states that, in the event of arrears or default by the State in payment of the agreed consecutive monthly installments, Cemig is authorized to retain dividends or Interest on Equity distributable to the State in proportion to the State’s equity interest, for as long as the arrears and/or default continues.

Considering the reference in the previous paragraph, the Company withheld an amount of R$130,244 in 2020 (R$147,798 in 2019), corresponding to the dividends that would have been payable to Minas Gerais State. The balance receivable on December 31, 2020, is R$11,614 (R$115,202 on December 31, 2019), was classified as Non-current asset, as a result of the delays in installments past due since January 2018.

Considering the guarantees mentioned above, which the Company intends to execute in the event of the amount agreed in the debt recognition agreement, there are no expectation of losses on these receivables.

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12.	ESCROW DEPOSITS

	Consolidated		Parent company
	2020	2019	2020	2019

Labor claims	277,980	354,859	29,859	41,597

Tax contingencies
Income tax on Interest on Equity	29,045	28,612	290	281
PIS/Pasep and Cofins taxes (1)	66,452	1,447,839	-	-
Donations and legacy tax (ITCD)	54,497	53,045	53,547	52,606
Urban property tax (IPTU)	84,248	79,055	60,872	58,705
Finsocial tax	40,349	39,718	40,349	39,718
Income and Social Contr. Tax on indemnity for employees’ ‘Anuênio’ benefit (2)	285,836	282,071	13,727	13,546
Income tax withheld at source on inflationary profit	8,652	8,574	8,652	8,574
Contribution tax effective rate (3)	18,062	18,062	-	-
ICMS (VAT) credits on PP&E	-	38,740	-	-
Others (4)	97,508	93,144	67,050	65,887
	684,649	2,088,860	244,487	239,317

Others
Regulatory	51,605	43,180	19,690	19,760
Third party	9,105	10,515	3,469	3,703
Customer relations	7,595	6,874	1,214	1,466
Court embargo	12,881	12,180	2,583	2,868
Others	11,982	23,771	3,374	1,354
	93,168	96,520	30,330	29,151
	1,055,797	2,540,239	304,676	310,065

(1)	This refers to escrow deposits in the action challenging the constitutionality of inclusion of ICMS tax within the amount to which PIS/Pasep and Cofins taxes are applied.
(2)	See more details in Note 25 – Provisions under the section relating to the ‘Anuênio indemnity’.
(3)	Escrow deposit in the legal action challenging an infringement claim relating to application of social contribution tax to amounts of cultural and artistic donations and sponsorship, expenses on punitive fines, and taxes with liability suspended.
(4)	Includes escrow deposits from legal actions related to INSS and PIS/Pasep and Cofins taxes

Release of escrow deposits

On February 13, 2020, the escrow deposits in the action challenging the constitutionality of inclusion of ICMS value added tax within the taxable amount for calculation of PIS/Pasep and Cofins taxes were released for an amount of R$1,382,571, of which R$1,186,402 and R$196,169 were released to Cemig D and Cemig GT, respectively. The escrow deposit of R$5,856 made by the subsidiary Sá Carvalho was released in the third quarter of 2020. The escrow deposits from the others wholly-owned subsidiaries will be claimed in their judicial action challenging the matter as they reach the final judgement.

13.	REIMBURSEMENT OF TARIFF SUBSIDIES

Subsidies on tariffs charged to users of distribution services – TUSD and EUST (Charges for Use of the Transmission System) are reimbursed to distributors through the funds from the Energy Development Account (CDE).

In 2020, the amount recognized as subsidies revenues was R$1,056,810 (R$1,096,826 in 2019). Of such amounts, Cemig D has a receivable of R$82,616, as of December 31, 2020 (R$93,673 in 2019) and Cemig GT has a receivable of R$5,733 (R$3,103 in 2019) in current assets.

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14.	CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES

Consolidated	2020	2019 (restated)
Concession financial assets
Energy distribution concessions (14.1)	530,058	459,711
Gas distribution concessions (14.1)	29,183	23,663
Indemnifiable receivable – Generation (14.2)	816,202	816,202
Concession grant fee – Generation concessions (14.3)	2,549,198	2,468,216
	3,924,641	3,767,792
Sector financial assets
Amounts receivable from Parcel A (CVA) and Other Financial Components (14.4)	132,681	881,614
Total	4,057,322	4,649,406

Current assets	258,588	890,726
Non-current assets	3,798,734	3,758,680

Consolidated	2020	2019
Sector financial liabilities
Amounts receivable from Parcel A (CVA) and Other Financial Components (14.4)	231,322	-
Total	231,322	-

Current liabilities	231,322	-
Non-current liabilities	-	-

The changes in concession financial assets related to infrastructure are as follows:

	Transmission	Generation	Distribution	Gas	Total
Balances at January 1st, 2019 (restated)	-	3,225,132	395,743	-	3,620,875
Transfers of contract assets	-	-	48,168	-	48,168
Transfers to intangible assets	-	-	(1,142)	23,663	22,521
Monetary updating	-	318,266	17,839	-	336,105
Disposals	-	-	(897)	-	(897)
Amounts received	-	(258,980)	-	-	(258,980)
Balances at December 31, 2019 (restated)	-	3,284,418	459,711	23,663	3,767,792
Addition	-	-	-	53	53
Transfers of contract assets	-	-	60,333	-	60,333
Transfers to intangible assets	-	-	(5,325)	21	(5,304)
Monetary updating	-	347,057	15,465	5,446	367,968
Disposals	-	-	(126)	-	(126)
Amounts received	-	(266,075)	-	-	(266,075)
Balances at December 31, 2020	-	3,365,400	530,058	29,183	3,924,641

14.1	Distribution - Financial assets

The energy and gas distribution concession contracts are within the scope of ICPC 01 (IFRIC 12). The financial assets under these contracts refer to the investments made in infrastructure that will paid by grantor at the end of the concession period and they are measured at fair value through profit or loss, in accordance with regulation of the energy segment and concession contracts executed by Cemig and its subsidiaries and the granting authorities.

14.2	Generation – Indemnity receivable

As from August 2013, with the extinction of the concession for various plants operated by Cemig GT under Concession Contract 007/1997, the subsidiary has a right to receive an amount corresponding to the residual value of the infrastructure assets, as specified in the concession contract. These balances are recognized in financial assets, at fair value through profit or loss, and totaled R$816,202 on December 31, 2020 and December 31, 2019.

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Generation plant	Concession expiration date	Installed capacity (MW)	Net balance of assets based on historical cost	Net balance of assets based on fair value (replacement cost)
Lot D
UHE Três Marias	July 2015	396	71,694	413,450
UHE Salto Grande	July 2015	102	10,835	39,379
UHE Itutinga	July 2015	52	3,671	6,589
UHE Camargos	July 2015	46	7,818	23,095
PCH Piau	July 2015	18.01	1,531	9,005
PCH Gafanhoto	July 2015	14	1,232	10,262
PCH Peti	July 2015	9.4	1,346	7,871
PCH Dona Rita	Sep. 2013	2.41	534	534
PCH Tronqueiras	July 2015	8.5	1,908	12,323
PCH Joasal	July 2015	8.4	1,379	7,622
PCH Martins	July 2015	7.7	2,132	4,041
PCH Cajuru	July 2015	7.2	3,576	4,252
PCH Paciência	July 2015	4.08	728	3,936
PCH Marmelos	July 2015	4	616	4,265
Others
UHE Volta Grande	Feb. 2017	380	25,621	70,118
UHE Miranda	Dec. 2016	408	26,710	22,546
UHE Jaguara	Aug. 2013	424	40,452	174,203
UHE São Simão	Jan. 2015	1,710	1,762	2,711
		3,601.70	203,545	816,202

As specified by the regulator (Aneel) in Normative Resolution 615/2014, the valuation reports that support the amounts in relation to the residual value of the plants, previously operated by Cemig GT, that were included in Lot D and for the Volta Grande plant have been submitted to the regulator. The Company does not expect any losses in the realization of these amounts.

On December 31, 2020, investments made after the Jaguara, São Simão and Miranda plants came into operation, in the amounts of R$174,203, R$2,711 and R$22,546, respectively, are recorded as concession financial assets, and the determination of the final amounts to be paid to the Company is in a process of discussion with Aneel (the regulator). The Company does not expect losses in realization of these amounts.

In 2019, Plubic Hearing 003/2019 was opened to obtain inputs on improvement of the regulation of criteria and procedures for calculation of investments in revertible assets, not yet amortized or not depreciated, of generation concessions (whether extended or not), under Law 12,783/2013. Technical Note 096/2019 was published on September 30, 2019. However the Normative Resolution has not yet been voted on by the Council of Aneel.

14.3	Concession grant fee – Generation concessions

The concession grant fee paid by the Cemig GT for a 30-year concession contracts No. 08 to 16/2016, related to 18 hydroelectric plants of Auction 12/2015, won by Cemig GT, was an amount of R$2,216,353. The amount of the concession fee was recognized as a financial asset measured at amortized cost, as Cemig GT has an unconditional right to receive the amount paid, updated by the IPCA Index and remuneratory interest (the total amount of which is equal to the internal rate of return on the project), during the period of the concession.

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The changes in concession financial assets are as follows:

SPC	Plants	2019	Monetary updating	Amounts received	2020
Cemig Geração Três Marias S.A.	Três Marias	1,402,425	187,746	(142,961)	1,447,210
Cemig Geração Salto Grande S.A.	Salto Grande	440,158	59,183	(45,085)	454,256
Cemig Geração Itutinga S.A.	Itutinga	164,799	24,829	(19,168)	170,460
Cemig Geração Camargos S.A.	Camargos	123,585	18,499	(14,270)	127,814
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	161,490	25,794	(20,078)	167,206
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	109,757	19,295	(15,245)	113,807
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	66,002	11,711	(9,268)	68,445
Total		2,468,216	347,057	(266,075)	2,549,198

SPC	Plants	2018	Monetary updating	Amounts received	2019
Cemig Geração Três Marias S.A.	Três Marias	1,369,900	171,675	(139,150)	1,402,425
Cemig Geração Salto Grande S.A.	Salto Grande	429,910	54,131	(43,883)	440,158
Cemig Geração Itutinga S.A.	Itutinga	160,601	22,855	(18,657)	164,799
Cemig Geração Camargos S.A.	Camargos	120,452	17,022	(13,889)	123,585
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	157,217	23,815	(19,542)	161,490
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	106,697	17,899	(14,839)	109,757
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	64,153	10,869	(9,020)	66,002
Total		2,408,930	318,266	(258,980)	2,468,216

Of the energy produced by these plants, 70% is sold in the Regulated Market (ACR) and 30% in the Free Market (ACL).

Sector assets and liabilities

14.4	Account for compensation of variation of parcel A items (CVA) and Other financial components

The Amendment that extended concession period of Cemig D guarantees that, in the event of termination of the concession contract, for any reason, the remaining balances (assets and liabilities) of any shortfall in payment or reimbursement through the tariff must also be paid by the grantor. The balances on (i) the CVA (Compensation for Variation of Parcel A items) Account, (ii) the account for Neutrality of Sector Charges, and (iii) Other financial components in the tariff calculation, refer to the positive and negative differences between the estimate of the Company’s non-manageable costs and the payments actually made. The variations are subject to monetary adjustment using the Selic rate and considered in the subsequent tariff adjustments.

The balance of these sector financial assets and liabilities, which are presented at net value, in assets or liabilities, in accordance with the tariff adjustments that have been authorized or are to be ratified, are as follows:

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Balance sheet	2020			2019
	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Assets	83,984	1,561,906	1,645,890	1,286,413	2,144,280	3,430,693
Current assets	83,984	834,093	918,077	1,286,413	1,269,049	2,555,462
Non-current assets	-	727,813	727,813	-	875,231	875,231

Liabilities	(246,242)	(1,498,289)	(1,744,531)	(882,425)	(1,666,654)	(2,549,079)
Current liabilities	(246,242)	(903,157)	(1,149,399)	(882,425)	(1,032,876)	(1,915,301)
Non-current liabilities	-	(595,132)	(595,132)	-	(633,778)	(633,778)

Total current, net	(162,258)	(69,064)	(231,322)	403,988	236,173	640,161
Total non-current, net	-	132,681	132,681	-	241,453	241,453
Total, net	(162,258)	63,617	(98,641)	403,988	477,626	881,614

Financial components	2020			2019
	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Items of ‘Parcel A’
Energy Development Account (CDE) quota	879	-	879	118,775	29,398	148,173
Tariff for use of transmission facilities of grid participants	847	217,778	218,625	(18,157)	113,801	95,644
Tariff for transport of Itaipu supply	103	17,618	17,721	8,691	16,069	24,760
Alternative power source program (Proinfa)	(138)	5,857	5,719	10,542	(5,859)	4,683
ESS/EER System Service/Energy Charges	(1,465)	38,549	37,084	(161,253)	(135,703)	(296,956)
Energy bought for resale	4,078	448,720	452,798	661,108	631,920	1,293,028

Other financial components
Over contracting of supply (1)	(55,828)	165,793	109,965	(83,718)	215,508	131,790
Neutrality of Parcel A	(2,706)	109,965	107,259	(29,697)	(11,915)	(41,612)
Other financial items	(86,248)	(898,843)	(985,091)	(70,219)	(206,481)	(276,700)
Tariff Flag balances	-	-	-	-	(102,976)	(102,976)
Excess demand and reactive power	(21,780)	(41,820)	(63,600)	(32,084)	(66,136)	(98,220)
TOTAL	(162,258)	63,617	(98,641)	403,988	477,626	881,614

(1)	The wholly-owned subsidiary Cemig D was over contracted in 2017 and 2018 and the gain arising from the sale of the excess of energy in the spot market was provisionally passed through to customers by Aneel in the tariff adjustments of 2018 and 2019, including the portion in excess of the limit of 105% of the regulatory load – thus reducing the tariff that was determined. To establish whether this is a voluntary over contracting, the Company considers that the portion above the regulatory limit will be recovered in the subsequent tariff adjustment. On August 27, 2020, Aneel published the Dispatch 2,508/2020-SRM-SGT, which set new amounts for distributors’ over contracting for the years 2016 and 2017, based on a new valuation criterion established by Aneel Technical Note 97/2020-SRM-SGT – not contained in the regulatory rules which were currently in force. As a result, Cemig D filed an appeal with the Council of Aneel, for the amounts of distribution agents’ over contracting to be reset in accordance with the calculation criteria based on maximum effort contained in Aneel Normative Resolution 453/2011. The Company’s position on this case is reinforced by the fact that the Brazilian Energy Distributors’ Association (Abradee) filed a similar appeal, supported by the opinion of contracted legal advisers. The Company has no expectation of loss in relation to realization of these amounts. The Company recognizes this receivable asset, in the amount of R$222,833 on December 31, 2020, as ‘Other financial components’ to be ratified. At the reporting date for this financial statements, this matter was pending analysis by Aneel.

Changes in balances of financial assets and liabilities:

Balance at December 31, 2018	1,080,693
Additions	723,680
Amortization	(665,692)
Payments from the Flag Tariff Centralizing Account	(362,469)
Updating – Selic rate (Note 30)	105,402
Balance at December 31, 2019	881,614
Additions	611,212
Amortization	(156,471)
Payments from the Flag Tariff Centralizing Account	(62,771)
Receipt funds of “Covid-account” (1)	(1,404,174)
Updating – Selic rate (Note 29)	31,949
Balance at December 31, 2020	(98,641)

(1)	The amount received via ‘Covid-account’ will be reversed in a negative financial component in the 2021 or 2022 tariff processes, as detailed in note 1.

Payments from the Flag Tariff Centralizing Account

The ‘Flag Account’ (Conta Centralizadora de Recursos de Bandeiras Tarifárias – CCRBT or ‘Conta Bandeira’) manages the funds that are collected from captive customers of distribution concession and permission holders operating in the national grid, and are paid, on behalf of the CDE, directly to the Flag Account. The resulting funds are passed through by the Power Trading Chamber (CCEE) to distribution agents, based on the difference between the realized amounts of costs of thermal generation and the exposure to short term market prices, and the amount covered by the tariff in force.

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Pass-through of funds from the Flag Account in 2020 totaled R$62,771 (R$362,469 in 2019) and were recognized as a partial realization of the CVA receivable previously constituted.

Cemig D tariff adjustment

On June 25, 2020, the regulator (Aneel) approved the Annual Adjustment for Cemig D, which would be in effect from May 28, 2020 to May 27, 2020, with an average increase for customers of 4.27%. This result reflected Cemig D’s manageable costs (Portion B), of 0.84% and the direct pass-through, within the tariff, of 3.43%, the latter having zero economic effect, not affecting profitability, relating to the following itens: (i) increase of 5.30% in non-manageable (‘Parcel A’) costs – mainly purchase of energy supply, regulatory charges and transmission charges; (ii) increase of 6.71% in the financial components of the current process, led by the CVA currently being processed, which had an effect of 5.47%; and (iii) 8.58% was withdrawn from the financial components of the prior process.

Although the adjustment is effective from May 28, 2020 to May 27, 2021, its application was suspended until June 30, 2020, maintaining the previous tariffs during the suspension period. Cemig D also recognized the right to receive a total of R$51,201, based on the energy market, for non-receipt of the additional tariff component in the period. Considering that the amount of R$63,147 was received from Covid Account funds on July 31, 2020, completing the total amount established for Cemig D to receive in Covid Account funds, under Normative Resolution 885/2020, the Company recognized a net obligation of R$11,924, updated by the Selic rate until September 30, 2020. For more information on the Covid-account, see Note 1(e) to this financial statements.

Administrative appeals were filed with Aneel, contesting the ratification of the annual tariff increase of 4.27% to Cemig D, and requesting its annulment, with the restitution to Cemig D’s customers of the amounts of the escrow deposits released as a result of the Supreme Court judgment, in the form that creates overall precedent, which determined the exclusion of ICMS tax amounts from the basis for calculation of PIS/ Pasep and Cofins taxes payable.. The current administrative appeals request a creation of a negative financial component in the calculation of Cemig D’s annual tariff adjustment.

Aneel has given Cemig D the right of reply, and, based on internal assessments and those of its legal advisers, as well as the exceptional economic scenario caused by the Covid-19 pandemic, Cemig D, on August 5, 2020, has submitted to Aneel a proposal for a the restitution to its customers of a total amount of R$714,339 – corresponding to part of the escrow deposits released by the court due to Cemig’s success in the Claim.

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On August 18, 2020, Aneel decided to grant the appeal, in part, and through its Ratifying Resolution 2,757/2020 reduced the average effect of Cemig D’s 2020 tariff adjustment to zero, due to the inclusion of the negative financial component of R$714,339.

Cemig’s decision represents an anticipation of the effects, and treatment in terms of regulations of the Supreme Court’s decision that determined the exclusion of ICMS tax amounts from the basis for calculation of PIS/ Pasep and Cofins taxes. These regulations will be applied equally to all energy distribution concessions through an Aneel normative ruling, which will be issued after conclusion of Public Consultation 005/2020 – during which there will be discussion on the merits, and in which Cemig will be able to take part in a wide-ranging discussion on the subject. The portion of the credits that Cemig D proposes to reimburse to its customers is recognized as a liability, as explained in Note 21. Of this amount, R$266,320, had been passed through to customers tariff by December 31, 2020.

15.	CONCESSION CONTRACT ASSETS

Under IFRS 15 / CPC 47 – Revenue from contracts with customers, concession infrastructure assets recognized during the period of construction for which the right to consideration depends on satisfaction of a performance obligations are classified as contract assets. The balances of these on December, 31, 2020 were as follows:

	2020	2019 (restated)
Distribution – Infrastructure assets under construction	1,141,599	740,044
Gas – Infrastructure assets under construction	94,115	67,951
National Grid (‘BNES’ - Basic Network of the Existing System) - Law 12,783/13	1,895,854	1,927,817
Transmission – Assets remunerated by tariff	1,848,504	1,147,741
	4,980,072	3,883,553

Current	737,110	576,184
Non-current	4,242,962	3,307,369

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Changes in concession contract assets are as follows:

	Transmission	Distribution	Gas	Total
Balance at January 1st, 2019 (restated)	2,908,664	518,162	81,475	3,508,301
Additions	311,759	902,421	42,976	1,257,156
Inflation adjustment	327,995	-	-	327,995
Amounts received	(472,860)	-	-	(472,860)
Disposals	-	-	(1,138)	(1,138)
Transfers to financial assets	-	(48,168)	-	(48,168)
Transfers to intangible assets	-	(629,706)	(55,362)	(685,068)
Provision for impairment	-	(2,665)	-	(2,665)
Balance at December 31, 2019 (restated)	3,075,558	740,044	67,951	3,883,553
Additions	201,451	1,346,410	50,489	1,598,350
Inflation adjustment	438,393	-	-	438,393
Results of the Periodic Tariff Revision	551,852	-	-	551,852
Amounts received	(623,480)	-	-	(623,480)
Disposals	(7,348)		(1,503)	(8,851)
Transfers to financial assets	-	(60,333)	-	(60,333)
Transfers to intangible assets		(882,951)	(22,822)	(905,773)
Contract assets arising from business combination	107,932	-	-	107,932
Provision for impairment (1)	-	(1,571)	-	(1,571)
Balance at December 31, 2020	3,744,358	1,141,599	94,115	4,980,072

(1)	Refers to the impairment loss recognized for assets in progress (canceled works) in the amount of R$10,623, net of the reversal of impairment losses recognized in prior years, in the amount of R$9,052.

The amount of additions in the period ended December 31, 2020 includes R$34,442 under the heading capitalized borrowing costs, as presented in Note 29.

The Company has not identified any evidence of impairment of the others contract assets, with definite expected useful life.

Energy and gas distribution activities

The concession infrastructure assets still under construction are recognized initially as contract assets, measured at amortized cost, including capitalized borrowing costs. When the asset starts operations, the construction performance obligation is concluded, and the assets are split into financial assets and intangible assets.

The transmission activity

For transmission concessions, the consideration to be paid to the Company arises from the concession contracts n. 006/97 and n. 079/00, as follows:

	2020	2019 (Restated)
Current
Concession contract - 004/05	18,680	-
Concession contract - 079/00	28,600	21,021
Concession contract - 006/97
National Grid (‘BNES’ - Basic Network of the Existing System)	533,430	433,936
National Grid - new facilities (RBNI)	156,400	121,227
	737,110	576,184
Non-current
Concession contract - 004/05	90,977	-
Concession contract - 079/00	132,589	94,754
Concession contract - 006/97	-	-
National Grid (‘BNES’ - Basic Network of the Existing System)	1,362,424	1,493,882
National Grid - new facilities (RBNI)	1,421,259	910,738
	3,007,249	2,499,374
	3,744,359	3,075,558

a)	Concession contract n. 006/97

The contract regulates the public service of commercial operation of transmission facilities that are classified as parts of the National Grid, pursuant to Law 9,074/1995 and to the regulation applicable, in effect until December 31, 2042.

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The contract was renewed on December 4, 2012, for 30 years, from January 1, 2013, under Provisional Act 579 of September 11, 2012 (converted into Law 12,783/2013), which specified reimbursement for the assets that had not been depreciated on December, 31, 2012.

The criteria for calculation of New Replacement Value (Valor Novo de Reposição – VNR) of the transmission facilities, for the purposes of reimbursement, were set by Aneel Normative Resolution 589 of December 10, 2013.

The process and period of payment of the reimbursement were set by Brazilian Ministry of Mining and Energy (MME), by Ministerial Order 120, of April 20, 2016, which specified that the amounts ratified by Aneel, through a Dispatch, for the National Grid facilities which had not yet been amortized, nor depreciated, nor indemnified by the concession-granting power (‘the Grantor’), associated to the concession contracts that were renewed under Law 12,783/2013, should become part of the Regulatory Remuneration Base as from the tariff process of 2017.

Aneel Normative Resolution 762/2017 set the procedures and criteria to be used in the calculation of the cost of capital to be added to the Permitted Annual Revenue, under Law 12,783/2013, in harmony with MME Ministerial Order 120/2016.

At the first adoption of CPC 47/ IFRS 15, on January 01, 2018, considering the characteristics of its concession contracts, the Company classified as contract assets: (i) the consideration to be received for the construction of power transmission infrastructure corresponding to the remaining balance of National Grid assets, re-incorporated into the remuneration base (the economic portion), and (ii) the assets remunerated by tariff, since the performance obligation of construction and upgrade depends on satisfaction of the performance obligation of operation and maintenance.

On December 31, 2020, as described in Note 2.8, the Company reclassified to contract asset the amounts recorded as financial asset at the first adoption of CPC 47/ IFRS 15, related to the National Grid (‘BNES’ - Basic Network of the Existing System) financial portion, which represents the amount to be paid since the extension of the concessions until its incorporation into the tariff, to be received in 8 years, starting in June, 2017, and exclusively represented installments not paid from January 1, 2013 to June 30, 2017, updated by the regulatory cost of capital of the transmission sector. The amounts reclassified for the year ended on December 31, 2019 and in the statement of financial position for January 01, 2019 are R$1.280,652 and R$1.296,314, respectively.

The classification of these assets as a contract asset is based on its inclusion in the Remuneration Assets Base – ‘BRR’ of the transmission concession agents. Although this new regulation determined that the amounts to be paid were subject to the regulatory rules applicable to the tariff process, including the mechanisms for measuring efficiency, the tariff review specific rules were not clear about the treatment that would be applied to the financial portion, especially related to the asset write-off in the period. The Periodic Tariff Review, which occurred in 2020, confirmed the impact of the write-off on this component in the period. In this new context, the consideration to be received is associated to the performance obligation to operate and maintain. Thus, the asset has the distinctive characteristics which is pertinent to its classification as a contract asset.

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The next Periodic Tariff Review (RTP) will take place in June 2023, with effect from July 1, 2023. The indexer used to update the contract is the Expanded Consumer Price Index (Índice de Preços ao Consumidor Amplo –IPCA).

National Grid Assets- ‘BNES’ - Basic Network of the Existing System – the regulatory cost of capital updating

On April 10, 2017, a preliminary injunction was granted to the Brazilian Large Free Customers’ Association (Associação Brasileira de Grandes Consumidores Livres), the Brazilian Auto Glass Industry Technical Association (Associação Técnica Brasileira das Indústrias Automáticas de Vidro) and the Brazilian Ferro-alloys and Silicon Metal Producers’ Association (Associação Brasileira dos Produtores de Ferroligas e de Silicio Metálico) in their legal action against the regulator and the Federal Government requesting suspension of the effects on their tariffs of remuneration at cost of equity of portions of “National Grid” assets not yet paid from 2013 to 2017 owned to the agents that accepted the terms of Law 12,783/13.

The preliminary injunction was partial, with effects related to suspension of the inclusion in the customer tariffs paid by these associations of the portion of the indemnity corresponding to the remuneration at cost of equity included since the date of extension of the concessions.

In June 2020, due to revocation of the majority of the injunctions, and in compliance with the Execution Opinions issued by the Federal Public Attorneys’ Office to Aneel, the effects caused by the reversal of these injunctions were calculated, for inclusion of the cost of equity in the transmission revenue starting with the 2020-21 cycle, considering all retrospective effects, including those arising from the assumptions adopted in the 2018 RAP periodic reset.

At this moment Aneel provisionally ratified only the inclusion of the cost of equity updated by IPCA index of the period between the 2017-18 and 2019-20 tariff cycles, considering the need for deeper examination of the legal conditions for analysis of the Company’s appeal, which require the inclusion of the wacc remuneration for the periods in which it was suspended.

On January 06, 2021, the Brazilian General Attorney's Office issued a legal opinion about the effects of the reversal of the court decision that had suspended the cost of equity remuneration of the transmission agents determined by Ministerial Order 120, of April 20, 2016.

The legal opinion concluded that the interest not received in the period of January, 2013 to June, 2017 – cost of capital remuneration – must be updated by the cost of equity rate, as established in the MME Ministerial Order 120/2016 and in the Aneel Resolution 762/2017, until July 01, 2020, which is the date that the payment took place, and must be included to RAP as of July 1, 2020 (2020-2021 cycle) for eight years.

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The Company believes that the treatment given to this component, which includes updating by the IPCA inflation index, plus the regulatory weighted average cost of capital, of the period from June 2017 to June 2020, appropriately reflects the regulations issued by the grantor authority. Company has no expectation of loss in relation to realization of these amounts.

b)	Concession contract 079/00

The contract regulates commercial operation of public transmission service, comprising construction, maintenance and operation of transmission of the following facilities: The Itajubá 3 Substation; the Itajubá 3 – Poços de Caldas Transmission Line; and the Itajubá 3–Cachoeira Paulista Transmission Line, in effect until October 4, 2034.

The contract does not provide the review of the established revenue. Only of the revenues provisionally established, arising from enhancements and upgrades authorizations are reset. Thus, on December 15, 2020, the Resolution 2,825/2020 ratified the RAP Periodic Tariff Review of bid contracts of energy transmission, whose tariff review was scheduled for July, 2019. More information on this matter is provided further in this Note.

The Periodic Tariff Reviews determined the tariff reset, with effects backdated to the date of the start of commercial operation, resulting in a repositioning factor of 57.5%. In addition, an adjustment portion relating to the backdating of the repositioning of RAP since the date of start of commercial operation in the amount of R$24 million, referring to the backdated nature of the repositioning, since the date of start of commercial operation

The amounts will comprise the new RAP as from the adjustment for the 2021/2022 cycle and the adjustment portion relating to the backdating will be paid in 3 installments during the next adjustment processes.

The next Periodic Tariff Review (RTP) of the enhancements that have been approved will take place in June 2024, and be in effect from July 1, 2024. The indexer used for adjustment of the contract is the General Market Prices Index (Índice Geral de Preços do Mercado – IGPM).

Assumptions considered in the estimation of the expected consideration for the construction services related to enhancements and upgrades of infrastructure.

a)	The margin is allocated to the performance obligation to construct the transmission infrastructure, using the cost incurred, plus margin;

b)	Future RAPs are calculated based on management’s best estimates, considering the cost of capital, plus the remuneration specified by the regulations;

c)	The discount rate used for calculation of present value of future RAPs is the implicit rate related to the financing component of the contract, corresponding to the best estimate of the amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for the infrastructure construction services when (or as) they transfer to the customer (i.e. the cash selling price).
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d)	PIS/Pasep and Cofins taxes are included in the calculation of the revenues from the contracts, and these taxes deferral is recognized;

e)	The estimated construction margin for the projects in service and in progress are obtained on the basis of the rate of profitability expected by management for the transmission activity in the period of commencement of the investments – this is considered individually, by an act of regulation (a concession contract or an Authorizing Resolution).

Periodic Tariff Revision of Permitted Annual Revenue – RAP

On June 30, 2020, Aneel ratified the results of the Periodic Tariff Review – RTP through Ratifying Resolution 2,712/2020, setting the revaluation of the Permitted Annual Revenue (RAP) to be applied from July 1, 2018. The result of the RAP Periodic Revision of the period 2018-2019 was a net increase of 9.13% compared to the provisional RAP of this same period. Although it was concluded only in 2020, the Revision had retrospective effects since July, 2018.

The RTP comprised the reset of the ‘BNES’ and RBNI (New National Grid Facilities) revenues, as follows:

§  The National Grid (‘BNES’ - Basic Network of the Existing System)

Increase of 13.15% in revenues of this type, due to:

(i)	upward variation in the WACC, after tax, from 6.64% to 7.71%;
(ii)	incorporation of the amounts referring to the remuneration of the Annual Cost of Assets (Custo Anual do Ativos – CAA) of the National Grid not incorporated into revenue for the period from January 2013 through June 2017 (Ke);
(iii)	changes in the asset base, taking into account write-offs and assets that have been fully depreciated. Due to these effects, the economic and financial components of Tariff Review Process (TRP) n. 120/2016 for the National Grid were increased, by 7% and 38%, respectively. The financial components include the remuneration of Ke (cost of equity). The RAP of the National Grid also contains amounts for O&M, which were 3% lower.

§  New National Grid Facilities (RBNI)

Reduction of 10% in relation to the RAP of the original authorization, due to:

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(i)	changing in the remuneration base due to the difference between the reference prices (‘banco de preços’) of the authorization and the prices used in the review;
(ii)	effect of the diminishing profile of the RAP on the recalculation of the revenue for the new cycle. Since the repositioning has effect backdated to July 2018, an Adjustment Amount (‘Parcela de Ajuste – PA’) was established, referring to the difference between the amount of the repositioning and the provisional amount of the RAPs in effect in the period 2018–2020. This Adjustment Amount will undergo monetary updating by the IPCA index at each tariff adjustment and will be in effect in the cycles of 2020–2023. In spite of the reduction of the RAP in relation to the authorization, the review generated an increase in the present value of the contract asset, due mainly to the positive difference between the price of the transaction calculated on the basis of New Replacement Value (Valor Novo de Reposição – VNR) used in the review and the transaction price estimated based on the costs incurred.

On December 15, 2020 Aneel ratified, by Authorizing Resolution 2825/2020, the result of the Periodic Tariff Reviews of Permitted Annual Revenue (RAP) of Transmission Contracts resulting from public bidding. The revenues from enhancements and upgrades with date of start of commercial operation up to January, 31, 2019 were submitted to the Periodic Review, with effects backdated to the date of the start of commercial operation. The enhancements and upgrades that were subject to review received a repositioning factor of 57.5%, plus an adjustment portion relating to the backdating of the repositioning of RAP since the date of start of commercial operation. The amounts will comprise the RAP of Itajubá as from the adjustment for the 2021/2022 cycle.

As a result of the RTP of the contract 006/1997, the Company recognized a revenue of R$528,598 in the statement of income. Of this amount, R$321,453 refers to the RBNI assets whilst R$207,145 refers to ‘BNES’ assets, the latter corresponding to the concessions extension, based on the Law 12,783/13, which were incorporated in the regulatory remuneration base. The RTP of the contract 079/2020 resulted in the recognition of a revenue of R$23,254, in the statement of income for the year ended in December 31, 2020. The revenue arising from the revisions represents, mainly, the variation in the remuneration regulatory rate set for the transmission sector and the remeasurement of the New Replacement Value (Valor Novo de Reposição, or VNR) of the regulatory remuneration base – BRR. The total amount recognized in the statement of income relate to the Periodic Tariff Revision, net of PIS/Pasep and Cofins taxes, is R$502,108.

138

16.	INVESTMENTS

Investees	Control	Consolidated		Parent company
		2020	2019	2020	2019 (restated)

Cemig Geração e Transmissão	Subsidiary	-	-	5,921,159	5,429,332
Hidrelétrica Cachoeirão	Jointly-controlled	53,215	53,728	-	-
Guanhães Energia	Jointly-controlled	131,391	131,076	-	-
Hidrelétrica Pipoca	Jointly-controlled	35,552	30,730	-	-
Retiro Baixo	Jointly-controlled	195,235	180,043	-	-
Aliança Norte (Belo Monte Plant)	Jointly-controlled	631,227	671,166	-	-
Amazônia Energia (Belo Monte Plant)	Jointly-controlled	965,255	1,027,860	-	-
Madeira Energia (Santo Antônio Plant)	Affiliated	209,374	166,617	-	-
FIP Melbourne (Santo Antônio Plant)	Affiliated	157,476	384,809	-	-
Lightger	Jointly-controlled	130,794	127,976	-	-
Baguari Energia	Jointly-controlled	159,029	157,499	-	-
Aliança Geração	Jointly-controlled	1,166,240	1,191,550	-	-
Cemig Distribuição (4)	Subsidiary	-	-	6,021,630	4,708,208
TAESA	Jointly-controlled	1,467,445	1,213,193	1,467,445	1,213,193
Ativas Data Center	Affiliated	16,799	16,114	16,799	16,114
Gasmig	Subsidiary	-	-	1,495,599	1,410,950
Cemig Geração Distribuída (2)	Subsidiary	-	-	-	10,798
LEPSA	Subsidiary	-	-	-	-
RME	Subsidiary	-	-	-	-
Cemig Sim (Efficientia) (1)	Subsidiary	-	-	94,098	17,156
UFV Janaúba Geração de Energia Elétrica Distribuída	Jointly-controlled	10,467	10,050	-	-
UFV Manga Geração de Energia Elétrica Distribuída	Jointly-controlled	11,416	-	-	-
UFV Corinto Geração de Energia Elétrica Distribuída	Jointly-controlled	9,212	-	-	-
UFV Bonfinópolis Geração de Energia Elétrica Distribuída	Jointly-controlled	6,144	-	-	-
UFV Lagoa Grande Geração de Energia Elétrica Distribuída	Jointly-controlled	15,059	-	-	-
UFV Lontra Geração de Energia Elétrica Distribuída	Jointly-controlled	16,899	-	-	-
UFV Mato Verde Geração de Energia Elétrica Distribuída	Jointly-controlled	6,182	-	-	-
UFV Mirabela Geração de Energia Elétrica Distribuída	Jointly-controlled	3,989	-	-	-
UFV Porteirinha I Geração de Energia Elétrica Distribuída	Jointly-controlled	6,075	-	-	-
UFV Porteirinha II Geração de Energia Elétrica Distribuída	Jointly-controlled	6,382	-	-	-
Companhia de Transmissão Centroeste de Minas	Subsidiary	-	23,984	118,217	23,984
Axxiom Soluções Tecnológicas	Jointly-controlled	4,436	12,996	4,436	12,996
Total of investments		5,415,293	5,399,391	15,139,383	12,842,731
Itaocara – provision for losses (3)	Jointly-controlled	(29,615)	(21,810)	-	-
Total		5,385,678	5,377,581	15,139,383	12,842,731

(1)	On April 14, 2020, the minute of the Annual General Meeting that decided about changes in this subsidiary’s By-laws was registered in the commercial registry authority, changing the name of this subsidiary to Cemig Soluções Inteligentes em Energia S.A.-Cemig Sim.
(2)	On October 19, 2020, an Extraordinary General Meeting of Shareholders approved the merger of this wholly-owned subsidiary, at book value, and as a result the investee ceased to exist and the Company took over of all its rights and liabilities.
(3)	On December 31, 2020 and 2019, the investee has negative net equity. Thus, after reducing the accounting value of its interest to zero, the Company recognized the provision for losses to the extent of its obligations, in the amount of R$29,615 (R$21,810 on December 31, 2019), resulting from contractual obligations assumed with the jointly-controlled entity and the other shareholders.
(4)	On March 23, 2021 the Executive Board decided to declare payment of Interest on Equity in the amount of R$86,667, on account of the minimum mandatory dividend for the 2021 business year – income tax at 15% being deducted at source, as per the current legislation.

The Company’s investees that are not consolidated are jointly-controlled entities, with the exception of the interests in the affiliates Light, classified as asset held for sale, Madeira Energia ‘Santo Antônio’ power plant and Ativas Data Center.

On December 31, 2019, the investee ‘Usina Hidrelétrica Itaocara’ had negative shareholders’ equity. Thus, after reducing the accounting value of its interest to zero, the Company recognized the loss to the extent that it assumed contractual obligations with the subsidiary and the other shareholders, which on December 31, 2020 is R$29,615 (R$21,810 on December 31, 2019).

On December 31, 2020, management considered that there was some indication, due to the economic shock of the Covid-19 pandemic (Note 1e), of potential decline in value of assets, as referred to in IAS 36 – Impairments of Assets. Considering, however, the pandemic’s effects on the economic context, and the fact that the long-term expectation of realization of the assets underwent no change, management of the Company assessed the recoverable amount of the assets for which there were indications that they may be impaired and concluded that the reported assets net carrying amount is recoverable, and thus that there was no need to recognize any impairment loss in the Company nor its subsidiaries as a result of the current economic scenario.

139

Additionally, in relation to the above, the Company’s management has assessed the risk threatening all its investments ability to continue as a going concern, taking substantially into consideration: the economic-financial clauses of Cemig D and Gasmig; the guarantee of revenues of the transmission companies; the protection against force majeure reduction in regulated generation contracts; and all the legal measures that have been applied by the federal government and by Aneel – and has concluded that the Company and its subsidiaries’ ability to continue as going concern is secure.

a)	Right to exploitation of the regulated activity

In the process of allocating the purchase price for of the acquisition of the jointly-controlled subsidiaries and affiliates, a valuation was made for the intangible assets relating to the right to operate the infrastructure. This asset is presented together with the acquisition cost of the investments in the previous table. These assets will be amortized over the remaining period of the concessions on a straight-line basis.

The rights of authorization to generate wind energy granted to Parajuru and Volta do Rio, valued at R$53,858 (R$60,072 on December 31, 2019) and R$73,983 (R$66,606 on December 31, 2019), respectively, are included in the financial statements of the subsidiary Cemig GT and of the Company, respectively, and in accordance with Technical Interpretation ICPC 09, the investments and are classified in the consolidated balance sheet under Intangibles. These concession assets are amortized by the straight-line method, during the period of the concession. For further information see Note 18.

Changes in these assets are as follows:

PARENT COMPANY
Investees	2018	Amortization	2019	Amortization	2020
Lightger	83,990	(2,501)	81,489	(2,500)	78,989
TAESA	179,424	(9,321)	170,103	(9,320)	160,783
Gasmig	442,016	(15,256)	426,760	(15,257)	411,503
TOTAL	705,430	(27,078)	678,352	(27,077)	651,275

CONSOLIDATED
Investees	2018	Amortization	2019	Amortization	2020
Cemig Geração e Transmissão
Retiro Baixo	31,966	(1,390)	30,576	(1,389)	29,187
Madeira Energia (Santo Antônio Plant)	18,000	(737)	17,263	(737)	16,526
Lightger	83,990	(2,501)	81,489	(2,500)	78,989
Aliança Geração	377,534	(25,309)	352,225	(25,310)	326,915
Aliança Norte (Belo Monte Plant)	52,575	(1,972)	50,603	(1,971)	48,632
TAESA	179,424	(9,321)	170,103	(9,320)	160,783
TOTAL	743,489	(41,230)	702,259	(41,227)	661,032

140

b)	This table shows the changes in investments in subsidiaries, jointly-controlled entities and affiliates:

PARENT COMPANY
Investee	2019 (restated)	Gain (loss) by equity method (Income statement)	Gain (loss) by equity method (Other comprehensive income)	Dividends	Remeasurement of equity interest held in subsidiaries after loss of control	Additions / acquisitions	Others	2020
Cemig Geração e Transmissão	5,429,332	1,053,034	343	(561,550)	-	-	-	5,921,159
Cemig Distribuição	4,708,208	1,201,553	(10,458)	122,327	-	-	-	6,021,630
Ativas Data Center	16,114	685	-	-	-	-	-	16,799
Gasmig	1,410,950	219,436	-	(134,073)	-	-	(714)	1,495,599
Cemig Geração Distribuída	10,798	827	-	-	-	-	(11,625)	-
Cemig Sim (Efficientia)	17,156	2,699	-	(230)	-	74,473	-	94,098
Companhia de Transmissão Centroeste de Minas	23,984	17,215	-	(19,493)	37,469	44,775	14,267	118,217
Axxiom Soluções Tecnológicas	12,996	(8,560)	-	-	-	-	-	4,436
Taesa	1,213,193	494,025	-	(239,773)	-	-	-	1,467,445
	12,842,731	2,980,914	(10,115)	(832,792)	37,469	119,248	1,928	15,139,383

PARENT COMPANY
Investee	2018 (Restated)	Gain (loss) by equity method (Income statement)	Gain (loss) by equity method (Other comprehensive income)	Dividends	Additions / acquisitions	Others	2019 (Restated)
Cemig Geração e Transmissão	5,209,487	898,858	(220,974)	(458,039)	-	-	5,429,332
Cemig Distribuição	4,642,358	1,644,366	(718,083)	(860,433)	-	-	4,708,208
Ativas Data Center	16,509	(395)	-	-	-	-	16,114
Gasmig	1,439,005	141,296	-	(168,486)	-	(865)	1,410,950
Cemig Geração Distribuída	2,741	(1,336)	-	(944)	10,337	-	10,798
LEPSA (1)	5,099	9	-	-	-	(5,108)	-
RME (1)	47,155	6,652	-	-	-	(53,807)	-
Efficientia	17,532	1,080	-	(1,456)	-	-	17,156
Companhia de Transmissão Centroeste de Minas	19,690	4,294	-	-	-	-	23,984
Axxiom Soluções Tecnológicas	8,301	(4,402)	-	-	9,097	-	12,996
Taesa	1,143,189	210,269	-	(141,182)	-	917	1,213,193
	12,551,066	2,900,691	(939,057)	(1,630,540)	19,434	(58,863)	12,842,731

(1)	Changes included in the Others column arise from the merger of RME and LEPSA in April 2019.

141

CONSOLIDATED
Investees	2019	Gain (loss) by equity method (Income statement) (3)	Dividends	Additions / acquisitions	Others	Remeasurement of equity interest held in subsidiaries after loss of control	Disposals	2020
Companhia de Transmissão Centroeste de Minas	23,984	-	-	44,775	14,267	37,469	(120,495)	-
Hidrelétrica Cachoeirão	53,728	9,200	(9,713)	-	-	-	-	53,215
Guanhães Energia (1)	131,076	315	-	-	-	-	-	131,391
Hidrelétrica Pipoca	30,730	11,285	(6,463)	-	-	-	-	35,552
Madeira Energia (Santo Antônio Plant)	166,617	42,757	-	-	-	-	-	209,374
FIP Melbourne (Santo Antônio Plant)	384,809	(227,333)	-	-	-	-	-	157,476
Lightger (1)	127,976	9,731	(6,913)	-	-	-	-	130,794
Baguari Energia	157,499	22,810	(21,280)	-	-	-	-	159,029
Amazônia Energia (Belo Monte Plant)	1,027,860	(62,754)	-	149	-	-	-	965,255
Aliança Norte (Belo Monte Plant)	671,166	(40,377)	-	438	-	-	-	631,227
Ativas Data Center	16,114	685	-	-	-	-	-	16,799
Taesa	1,213,193	494,025	(239,773)	-	-	-	-	1,467,445
Aliança Geração	1,191,550	89,120	(114,430)	-	-	-	-	1,166,240
Retiro Baixo	180,043	15,192	-	-	-	-	-	195,235
UFV Janaúba Geração de Energia Elétrica Distribuída	10,050	1,042	(625)	-	-	-	-	10,467
UFV Corinto Geração de Energia Elétrica Distribuída	-	606	-	8,606	-	-	-	9,212
UFV Manga Geração de Energia Elétrica Distribuída	-	1,173	-	10,243	-	-	-	11,416
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída	-	(62)	-	6,467	(261)	-	-	6,144
UFV Lagoa Grande Geração de Energia Elétrica Distribuída	-	2,578	-	12,481	-	-	-	15,059
UFV Lontra Geração de Energia Elétrica Distribuída	-	2,684	-	14,215	-	-	-	16,899
UFV Mato Verde Geração de Energia Elétrica Distribuída	-	777	-	5,405	-	-	-	6,182
UFV Mirabela Geração de Energia Elétrica Distribuída	-	67	-	4,567	(645)	-	-	3,989
UFV Porteirinha I Geração de Energia Elétrica Distribuída	-	83	-	6,051	(59)	-	-	6,075
UFV Porteirinha II Geração de Energia Elétrica Distribuída	-	648	-	5,734	-	-	-	6,382
Axxiom Soluções Tecnológicas (1)	12,996	(8,560)	-	-	-	-	-	4,436
Total of investments	5,399,391	365,692	(399,197)	119,131	13,302	37,469	(120,495)	5,415,293
Itaocara – provision for losses (2)	(21,810)	(8,994)	-	1,189	-	-	-	(29,615)
Total	5,377,581	356,698	(399,197)	120,320	13,302	37,469	(120,495)	5,385,678

(1)	With the cessation of control of Light, the remaining equity interest in these investees was recognized as an investment in affiliates or jointly-controlled subsidiaries, and measured by the equity method, in accordance with IFRS 10. More details see notes 1 and 33.
(2)	On December 31, 2019, the investee had negative shareholders’ equity. Thus, after reducing the accounting value of its interest to zero, the Company recognized the provision for losses on investments, in the amount of R$21,810, resulting from contractual obligations assumed with the subsidiary and the other shareholders.
(3)	Includes bargain purchase related to the acquisition of the joint-controlled entities UFV Corinto, UFV Manga, UFV Lagoa Grande, UFV Lontra, UFV Mato Verde and UFV Porteirinha II, in the amount of R$7 million.
142

CONSOLIDATED
Investees	2018	Gain (loss) by equity method (Income statement)	Dividends	Additions / acquisitions	Others	Remeasurement of equity interest held in subsidiaries after loss of control	2019
Companhia de Transmissão Centroeste de Minas	19,690	4,294	-	-	-	-	23,984
Hidrelétrica Cachoeirão	49,213	10,473	(5,958)	-	-	-	53,728
Guanhães Energia (1)	-	(184)	-	-	-	131,260	131,076
Hidrelétrica Pipoca	30,629	4,475	(4,374)	-	-	-	30,730
Madeira Energia (Santo Antônio Plant)	270,090	(103,473)	-	-	-	-	166,617
FIP Melbourne (Santo Antônio Plant)	470,022	(85,213)	-	-	-	-	384,809
Lightger (1)	-	6	-	-	-	127,970	127,976
Baguari Energia	162,224	22,401	(27,126)	-	-	-	157,499
Amazônia Energia (Belo Monte Plant)	1,012,635	15,098	-	127	-	-	1,027,860
Aliança Norte (Belo Monte Plant)	663,755	6,458	-	953	-	-	671,166
Ativas Data Center	16,509	(395)	-	-	-	-	16,114
Taesa	1,143,189	210,270	(141,183)	-	917	-	1,213,193
Usina Hidrelétrica Itaocara S.A. (1) (2)	-	(49,710)	-	23,088	21,810	4,812	-
Aliança Geração	1,216,860	77,723	(103,033)	-	-	-	1,191,550
Retiro Baixo	170,720	12,659	(3,336)	-	-	-	180,043
UFV Janaúba Geração de Energia Elétrica Distribuída	9,042	1,008	-	-	-	-	10,050
Axxiom Soluções Tecnológicas (1)	-	(539)	-	9,097	-	4,438	12,996
Total of investments	5,234,578	125,351	(285,010)	33,265	22,727	268,480	5,399,391
Itaocara – provision for losses (2)	-	-	-	-	(21,810)	-	(21,810)
Total	5,234,578	125,351	(285,010)	33,265	917	268,480	5,377,581

(1)	With the cessation of control of Light, the remaining equity interest in these investees was recognized as an investment in affiliates or jointly-controlled subsidiaries, and measured by the equity method, in accordance with IFRS 10. For more details please see Notes 1 and 32.
(2)	On December 31, 2019, the investee had negative shareholders’ equity. Thus, after reducing the accounting value of its interest to zero, the Company recognized the provision for losses on investments, in the amount of R$21,810, resulting from contractual obligations assumed with the subsidiary and the other shareholders

Changes in dividends receivable are as follows:

	Consolidated	Parent company
Balance at December 31, 2018	119,743	945,584
Investees’ dividends proposed	285,010	1,630,540
Investees’ dividends proposed held for sale	72,738	72,738
Withholding income tax on Interest on equity	(8,913)	(95,885)
Amounts received	(282,580)	(830,525)
Amounts received in absorption - RME and Luce	-	4,443
Balance at December 31, 2019	185,998	1,726,895
Dividends proposed by investees	399,197	832,792
Elimination of dividends due to business combination	(1,217)	(947)
Adjustment of dividends proposed by investee classified as held for sale	(1,531)	(1,531)
Amounts received	(386,555)	(1,184,016)
Withholding income tax on Interest on equity	(7,565)	(100,315)
Balance at December 31, 2020	188,327	1,272,878

143

c)	Information This table gives the main information on the subsidiaries and affiliates, not adjusted for the percentage represented by the Company’s ownership interest:

Investee	Number of shares	2020			2019
		Cemig interest (%)	Share capital	Equity	Cemig interest (%)	Share capital	Equity (Restated)
Cemig Geração e Transmissão	2,896,785,358	100.00	4,000,000	5,842,171	100.00	2,600,000	5,347,841
Madeira Energia (Usina Santo Antônio)	12,034,025,147	15.51	10,619,786	2,259,093	15.51	10,619,786	3,704,760
Hidrelétrica Cachoeirão	35,000,000	49.00	35,000	108,602	49.00	35,000	109,649
Guanhães Energia	548,626,000	49.00	548,626	268,144	49.00	548,626	267,503
Hidrelétrica Pipoca	41,360,000	49.00	41,360	72,554	49.00	41,360	62,715
Baguari Energia (1)	26,157,300,278	69.39	186,573	229,189	69.39	186,573	226,984
Central Eólica Praias de Parajuru	70,560,000	100.00	70,560	107,204	100.00	71,835	89,188
Central Eólica Volta do Rio	117,230,000	100.00	117,230	171,453	100.00	138,867	57,901
Lightger	79,078,937	49.00	79,232	105,724	49.00	79,232	94,871
Aliança Norte (Usina Belo Monte)	41,923,360,811	49.00	1,209,043	1,188,963	49.00	1,208,071	1,266,453
Amazônia Energia (Usina Belo Monte) (1)	1,322,697,723	74.50	1,322,698	1,295,644	74.50	1,322,598	1,379,678
Aliança Geração	1,291,582,500	45.00	1,291,488	1,857,905	45.00	1,291,488	1,857,905
Retiro Baixo	225,350,000	49.90	225,350	324,810	49.90	225,350	299,532
Renova (1) (2)	41,719,724	36.23	N/D	N/D	36.23	2,960,776	(1,130,428)
Usina Hidrelétrica Itaocara S.A.	71,708,500	49.00	71,709	(60,438)	49.00	69,283	(44,510)
Cemig Baguari	356,000	100.00	356	55	100.00	306	19
Cemig Ger. Três Marias S.A.	1,291,423,369	100.00	1,291,423	1,452,217	100.00	1,291,423	1,407,996
Cemig Ger. Salto Grande S.A.	405,267,607	100.00	405,268	455,480	100.00	405,268	446,318
Cemig Ger. Itutinga S.A.	151,309,332	100.00	151,309	179,745	100.00	151,309	183,617
Cemig Geração Camargos S.A.	113,499,102	100.00	113,499	143,704	100.00	113,499	136,140
Cemig Geração Sul S.A.	148,146,505	100.00	148,147	174,006	100.00	148,147	179,275
Cemig Geração Leste S.A.	100,568,929	100.00	100,569	127,128	100.00	100,569	126,802
Cemig Geração Oeste S.A.	60,595,484	100.00	60,595	83,870	100.00	60,595	72,648
Rosal Energia S.A.	46,944,467	100.00	46,944	127,019	100.00	46,944	127,994
Sá Carvalho S.A.	361,200,000	100.00	36,833	115,486	100.00	36,833	123,929
Horizontes Energia S.A.	39,257,563	100.00	39,258	55,461	100.00	39,258	57,397
Cemig PCH S.A.	45,952,000	100.00	45,952	89,898	100.00	45,952	97,731
Cemig Geração Poço Fundo S.A.	1,402,000	100.00	1,402	3,801	100.00	1,402	3,638
Empresa de Serviços de Comercialização de Energia Elétrica S.A.	486,000	100.00	486	56,838	100.00	486	28,263
Cemig Comercializadora de Energia Incentivada S.A. (3)	-	-	-	-	100.00	1,000	3,359
Cemig Trading S.A.	1,000,000	100.00	1,000	30,315	100.00	1,000	31,027
Cemig Distribuição	2,359,113,452	100.00	5,371,998	6,021,630	100.00	5,371,998	4,708,208
TAESA	1,033,496,721	21.68	3,042,034	6,025,904	21.68	3,042,035	4,926,923
Ativas Data Center	456,540,718	19.60	182,063	85,711	19.60	182,063	82,212
Gasmig	409,255,483	99.57	665,429	1,079,410	99.57	665,429	988,441
Cemig Geração Distribuída (4)	-	-	-	-	100.00	174	10,798
Cemig Sim (Efficientia) (5)	24,431,845	100.00	24,432	94,098	100.00	15,122	17,156
Companhia de Transmissão Centroeste de Minas (6)	28,000,000	100.00	28,000	118,217	51.00	28,000	47,026
Axxiom Soluções Tecnológicas	65,165,000	49.00	65,165	9,054	49.00	58,365	26,522
UFV Janaúba Geração de Energia Elétrica Distribuída	18,509,900	49.00	18,510	21,362	-	-	-
UFV Corinto Geração de Energia Elétrica Distribuída	18,000,000	49.00	18,000	18,798	-	-	-
UFV Manga Geração de Energia Elétrica Distribuída	21,660,575	49.00	21,661	22,128	-	-	-
UFV Bonfinópolis Geração de Energia Elétrica Distribuída	13,197,187	49.00	13,197	12,514	-	-	-
UFV Lagoa Grande Geração de Energia Elétrica Distribuída	25,471,844	49.00	25,472	25,997	-	-	-
UFV Lontra Geração de Energia Elétrica Distribuída	29,010,219	49.00	29,010	27,334	-	-	-
UFV Mato Verde Geração de Energia Elétrica Distribuída	11,030,391	49.00	11,030	11,135	-	-	-
UFV Mirabela Geração de Energia Elétrica Distribuída	9,320,875	49.00	9,321	9,306	-	-	-
UFV Porteirinha I Geração de Energia Elétrica Distribuída	12,348,392	49.00	12,348	12,236	-	-	-
UFV Porteirinha II Geração de Energia Elétrica Distribuída	11,702,733	49.00	11,703	11,750	-	-	-

(1)	Jointly-control under a Shareholders’ Agreement.

(2)	In view of Renova’s negative net equity, the Company reduced to zero the carrying amount of its equity interests in this investee, at December 31, 2018. Renova adjusted its equity interest in the joint-venture Brasil PCH and recognized adjustments in its financial statements related to shares in profits and losses arising from this investee from the year of 2018, which resulted in restatement of its financial statements of December, 31, 2019. This investee has not conclued its financial statements for the year ended in December 31, 2020, and thus their account information is not disclosed.
144

(3)	On October 1, 2020, Cemig GT completed the merger of its subsidiary Cemig Comercializadora de Energia Incentivada S.A., at book value, with consequent extinction of this investee, and the Cemig GT becoming its successor in all its assets, rights and obligations.
(4)	On October 19, 2020, the Cemig Geração Distribuída was merged with the Company, at book value, with consequent extinction of this investee, and the Company becoming its successor in all its assets, rights and obligations.
(5)	On April 14, 2020, the minute of the Annual General Meeting that decided about changes in this subsidiary’s By-laws was registered in the commercial registry authority, changing the name of this subsidiary to Cemig Soluções Inteligentes em Energia S.A.-Cemig Sim.
(6)	On January 13, 2020, the Company concluded acquisition of the equity interest of 49% of the share capital held by Eletrobras in Centroeste.

On December 31,2020, the Company had direct and indirect equity interests in the following investees:

	2020 and 2019 (1)
	Direct interest %	Indirect interest %
Amazônia	74.50%	5.76%
LightGer	49.00%	11.52%
Guanhães	49.00%	11.52%
Axxiom	49.00%	11.52%
UHE Itaocara	49.00%	11.52%
(1)	After selling the shares held in Light, on January 22, 2021, the Company no longer holds the indirect interest above.

The main balances for the affiliated and jointly-controlled entities, at December 31, 2020 is as follows:

2020	Usina Hidrelétrica Itaocara S.A.	Ativas Data Center	Taesa	Axxiom Soluções Tecnológicas	Lightger
Assets
Current	2,649	38,677	2,360,161	19,881	103,508
Cash and cash equivalents	2,465	12,037	896,031	2,937	80,173
Non-current	10,429	104,053	11,745,258	20,705	128,937
Total assets	13,078	142,730	14,105,419	40,586	232,445

Liabilities
Current	73,516	39,204	841,643	24,785	72,086
Loans and financings	-	26,517	121,355	7,210	8,579
Non-current	-	17,815	7,237,872	6,747	54,635
Loans and financings	-	15,935	922,669	1,422	54,613
Equity	(60,438)	85,711	6,025,904	9,054	105,724
Total liabilities and equity	13,078	142,730	14,105,419	40,586	232,445

Statement of income
Net sales revenue	-	94,376	3,561,286	40,966	51,938
Cost of sales	(12,990)	(77,923)	(1,047,979)	(38,472)	(9,077)
Depreciation and amortization	(44)	(15,145)	(7,200)	(1,786)	(10,584)
Gross profit (loss)	(12,990)	16,453	2,513,307	2,494	42,861
General and administrative expenses	-	(7,618)	(152,544)	(4,889)	(1,297)
Finance income	71	154	38,813	130	2,029
Finance expenses	(5,437)	(3,216)	(514,336)	(945)	(16,201)
Operational profit (loss)	(18,356)	5,773	1,885,240	(3,210)	27,392
Share of (loss) profit, net, of subsidiaries and joint ventures	-	-	833,942	-	-
Income tax and social contribution tax	-	(2,276)	(456,255)	(35)	(2,430)
Net income (loss) for the year	(18,356)	3,497	2,262,927	(3,245)	24,962

Comprehensive income (loss) for the year
Net income (loss) for the year	(18,356)	3,497	2,262,927	(3,245)	24,962
Comprehensive income (loss) for the year	(18,356)	3,497	2,262,927	(3,245)	24,962

145

2020	Hidrelétrica Cachoeirão	Hidrelétrica Pipoca	Retiro Baixo	Aliança Norte	Guanhães Energia
Assets
Current	29,758	21,114	86,830	597	13,299
Cash and cash equivalents	26,073	8,466	74,234	572	5,939
Non-current	80,499	88,642	331,496	1,188,588	404,588
Total assets	110,257	109,756	418,326	1,189,185	417,887

Liabilities
Current	1,655	16,817	29,623	222	26,664
Loans and financings	-	6,555	13,700	-	11,606
Non-current	-	20,385	63,893	-	123,079
Loans and financings	-	19,975	54,764	-	105,515
Equity	108,602	72,554	324,810	1,188,963	268,144
Total liabilities and equity	110,257	109,756	418,326	1,189,185	417,887

Statement of income
Net sales revenue	33,739	33,550	73,240	-	49,008
Cost of sales	(14,547)	(6,296)	(29,230)	-	(36,173)
Depreciation and amortization	(2,786)	(3,194)	(10,526)	-	(17,085)
Gross profit	19,192	27,254	44,010	-	12,835
General and administrative expenses	-	(1,472)	(3,839)	(976)	-
Finance income	1,022	303	1,853	28	333
Finance expenses	(6)	(1,519)	(5,839)	(2)	(10,207)
Operational profit (loss)	20,208	24,566	36,185	(950)	2,961
Share of (loss) profit, net, of subsidiaries and joint ventures	-	-	-	(77,435)	-
Income tax and social contribution tax	(1,432)	(1,535)	(3,034)	-	(1,567)
Net income (loss) for the year	18,776	23,031	33,151	(78,385)	1,394

Comprehensive income (loss) for the year
Net income (loss) for the year	18,776	23,031	33,151	(78,385)	1,394
Comprehensive income (loss) for the year	18,776	23,031	33,151	(78,385)	1,394

2020	Amazônia Energia	Madeira Energia	Baguari Energia	Aliança Geração	UFV Janaúba
Assets
Current	116	945,143	63,452	805,696	2,672
Cash and cash equivalents	101	262,620	10,425	385,220	2,535
Non-current	1,296,085	21,369,986	208,577	2,460,761	19,246
Total assets	1,296,201	22,315,129	272,029	3,266,457	21,918

Liabilities
Current	557	1,149,935	22,259	503,049	134
Loans and financings	-	107,579	-	19,328	-
Non-current	-	18,906,101	20,581	905,503	422
Loans and financings	-	4,902,313	-	261,024	-
Equity	1,295,644	2,259,093	229,189	1,857,905	21,362
Total liabilities and equity	1,296,201	22,315,129	272,029	3,266,457	21,918

Statement of income
Net sales revenue	-	3,200,238	73,595	1,042,130	-
Cost of sales	(173)	(2,719,799)	(30,192)	(580,208)	3,256
Depreciation and amortization	-	(868,594)	(11,026)	(153,517)	(815)
Gross profit (loss)	(173)	480,439	43,403	461,922	3,256
General and administrative expenses	-	(82,383)	5,154	(46,537)	-
Finance income	1	258,775	2,168	28,160	44
Finance expenses	(2)	(2,112,254)	(952)	(62,522)	(37)
Operational profit (loss)	(174)	(1,455,423)	49,773	381,023	3,263
Share of (loss) profit, net, of subsidiaries and joint ventures	(84,060)	-	-	-	-
Income tax and social contribution tax	-	9,756	(16,899)	(126,735)	(478)
Net income (loss) for the year	(84,234)	(1,445,667)	32,874	254,288	2,785

Comprehensive income (loss) for the year
Net income (loss) for the year	(84,234)	(1,445,667)	32,874	254,288	2,785
Comprehensive income (loss) for the year	(84,234)	(1,445,667)	32,874	254,288	2,785

146

2020	UFV Corinto	UFV Manga	UFV Bonfinópolis II	UFV Lagoa Grande	UFV Lontra
Assets
Current	2,307	1,548	425	1,653	525
Cash and cash equivalents	1,263	498	3	640	-
Non-current	17,713	22,522	12,904	24,577	28,646
Total assets	20,020	24,070	13,329	26,230	29,171

Liabilities
Current	301	143	815	233	605
Non-current	921	1,799	-	-	1,232
Equity	18,798	22,128	12,514	25,997	27,334
Total liabilities and equity	20,020	24,070	13,329	26,230	29,171

Statement of income
Net sales revenue	3,324	3,306	-	1,847	-
Cost of sales	-	-	(384)	(449)	(525)
Depreciation and amortization	(722)	(911)	(129)	(497)	(313)
Gross profit (loss)	3,324	3,306	(384)	1,398	(525)
General and administrative expenses	(1,481)	(1,681)	(234)	(657)	(644)
Finance income	20	-	-	1	2
Finance expenses	(97)	(158)	(7)	(8)	(114)
Operational profit (loss)	1,766	1,467	(625)	734	(1,281)
Income tax and social contribution tax	(301)	(298)	-	(132)	-
Net income (loss) for the year	1,465	1,169	(625)	602	(1,281)

Comprehensive income (loss) for the year
Net income (loss) for the year	1,465	1,169	(625)	602	(1,281)
Comprehensive income (loss) for the year	1,465	1,169	(625)	602	(1,281)

2020	UFV Mato Verde	UFV Mirabela	UFV Porteirinha I	UFV Porteirinha II
Assets
Current	768	468	885	543
Cash and cash equivalents	2	2	1	16
Non-current	10,842	9,033	11,777	11,606
Total assets	11,610	9,501	12,662	12,149

Liabilities
Current	475	195	426	399
Equity	11,135	9,306	12,236	11,750
Total liabilities and equity	11,610	9,501	12,662	12,149

Statement of income
Net sales revenue	419	633	479	284
Cost of sales	(1)	(206)	(299)	(1)
Depreciation and amortization	(109)	(184)	(118)	(76)
Gross profit	418	427	180	283
General and administrative expenses	(262)	(323)	(210)	(780)
Finance expenses	(6)	(7)	(10)	(9)
Operational profit (loss)	150	97	(40)	(506)
Income tax and social contribution tax	(1)	(47)	-	600
Net income (loss) for the year	149	50	(40)	94

Comprehensive income (loss) for the year
Net income (loss) for the year	149	50	(40)	94
Comprehensive income (loss) for the year	149	50	(40)	94

The main balances for the affiliated and jointly-controlled entities, at December 31, 2019 is as follows:

147

2019	Centroeste	Ativas Data Center	Taesa	Axxiom Soluções Tecnológicas	Lightger
Assets
Current	28,817	32,979	2,736,401	33,915	86,758
Cash and cash equivalents	27,110	8,167	155,057	6,509	69,419
Non-current	35,177	106,668	7,419,245	25,780	124,500
Total assets	63,994	139,647	10,155,646	59,695	211,258

Liabilities
Current	6,484	24,387	925,980	28,321	53,373
Loans and financings – Current	3,095	12,631	7,941	7,987	8,619
Non-current	10,483	33,048	4,302,871	4,852	63,014
Loans and financings – Non-Current	7,532	30,721	409,664	120	63,014
Equity	47,027	82,212	4,926,795	26,522	94,871
Total liabilities and equity	63,994	139,647	10,155,646	59,695	211,258

Statement of income
Net sales revenue	17,023	83,190	1,232,079	53,405	49,979
Cost of sales	(5,328)	(74,794)	(239,504)	(54,773)	(27,227)
Depreciation and amortization	(1,427)	(18,470)	(4,379)	(2,338)	(10,584)
Gross profit (loss)	11,695	8,396	992,575	(1,368)	22,752
General and administrative expenses	(1,798)	(7,451)	(126,364)	(10,829)	(1,531)
Finance income	1,885	72	81,258	186	3,982
Finance expenses	(2,241)	(2,855)	(335,162)	(1,581)	(7,411)
Operational profit (loss)	9,541	(1,838)	612,307	(13,592)	17,792
Share of (loss) profit, net, of subsidiaries and joint ventures	-	-	488,816	-	-
Income tax and social contribution tax	(1,122)	(273)	(99,264)	4,606	(2,942)
Net income (loss) for the year	8,419	(2,111)	1,001,859	(8,986)	14,850

Comprehensive income (loss) for the year
Net income (loss) for the year	8,419	(2,111)	1,001,859	(8,986)	14,850
Comprehensive income (loss) for the year	8,419	(2,111)	1,001,859	(8,986)	14,850

2019	Hidrelétrica Cachoeirão	Hidrelétrica Pipoca	Retiro Baixo	Aliança Norte	Guanhães Energia
Assets
Current	34,631	10,542	68,182	1,155	1,195
Cash and cash equivalents	30,341	2,395	55,676	1,113	422
Non-current	82,183	89,940	342,954	1,266,023	267,384
Total assets	116,814	100,482	411,136	1,267,178	268,579

Liabilities
Current	7,165	11,196	33,939	725	1,062
Loans and financings – Current	-	6,581	13,703	-	484
Non-current	-	26,571	77,665	-	14
Loans and financings – Non-Current	-	26,454	68,468	-	-
Equity	109,649	62,715	299,532	1,266,453	267,503
Total liabilities and equity	116,814	100,482	411,136	1,267,178	268,579

Statement of income
Net sales revenue	37,844	30,260	70,341	-	-
Cost of sales	(16,832)	(14,575)	(30,119)	-	(1,502)
Depreciation and amortization	(2,773)	(3,143)	(8,841)	-	(10)
Gross profit (loss)	21,012	15,685	40,222	-	(1,502)
General and administrative expenses	-	(66)	(3,582)	(1,717)	-
Finance income	1,483	395	2,989	57	360
Finance expenses	(13)	(3,629)	(8,174)	(3)	(42)
Operational profit (loss)	22,482	12,385	31,455	(1,663)	(1,184)
Share of (loss) profit, net, of subsidiaries and joint ventures	-	-	-	18,867	-
Income tax and social contribution tax	(1,775)	(928)	(3,301)	-	(10)
Net income (loss) for the year	20,707	11,457	28,154	17,204	(1,194)

Comprehensive income (loss) for the year
Net income (loss) for the year	20,707	11,457	28,154	17,204	(1,194)
Comprehensive income (loss) for the year	20,707	11,457	28,154	17,204	(1,194)

148

2019	Amazônia Energia	Madeira Energia	Baguari Energia	Aliança Geração
Assets
Current	81	749,937	59,577	826,868
Cash and cash equivalents	67	77,538	8,827	700,451
Non-current	1,380,150	21,679,635	187,511	2,194,151
Total assets	1,380,231	22,429,572	247,088	3,021,019

Liabilities
Current	553	1,176,997	15,571	591,190
Loans and financings – Current	-	73,428	-	152,305
Non-current	-	17,547,815	4,533	571,924
Loans and financings – Non-Current	-	10,924,960	-	68,518
Equity	1,379,678	3,704,760	226,984	1,857,905
Total liabilities and equity	1,380,231	22,429,572	247,088	3,021,019

Statement of income
Net sales revenue	-	3,197,523	68,433	1,015,746
Cost of sales	(199)	(2,508,203)	(23,132)	(629,653)
Depreciation and amortization	-	-	(8,868)	(122,102)
Gross profit (loss)	(199)	689,320	45,301	386,093
General and administrative expenses	(16)	(98,771)	-	(29,607)
Finance income	1	131,422	4,232	34,172
Finance expenses	(1)	(1,683,378)	(669)	(68,912)
Operational profit (loss)	(215)	(961,407)	48,864	321,746
Share of (loss) profit, net, of subsidiaries and joint ventures	20,481	-	-	16,264
Income tax and social contribution tax	-	9,574	(16,581)	(109,048)
Net income (loss) for the year	20,266	(951,833)	32,283	228,962

Comprehensive income (loss) for the year
Net income (loss) for the year	20,266	(951,833)	32,283	228,962
Comprehensive income (loss) for the year	20,266	(951,833)	32,283	228,962

Madeira Energia S.A. (‘MESA’) and FIP Melbourne

MESA is the parent company of Santo Antônio Energia S.A (‘SAESA’), whose objects are operation and maintenance of the Santo Antônio Hydroelectric Plant and its transmission system, on the Madeira River, and all activities necessary for operation of the plant and its transmission system. Between the shareholders include Furnas, Odebrecht Energia, SAAG and the Company.

On December 31, 2020, MESA reported a loss of R$1,445,667 (R$951,833 on 2019) and negative net working capital of R$204,792 (R$427,060 on 2019). It should be noted that hydroelectric projects constituted using project finance structurally present negative net working capital in the first years of operation, because they are built using high levels of financial leverage. On the other hand, they have firm contracts for sales of energy supply over the long term as support and guarantee of payment of their debts. To balance the situation of negative working capital, in addition to its long-term sale contracts that ensure regularity in its operational cash flow, MESA count with the benefits of its debt reprofiling, that adjusted the flow of payments of the debt to its cash generation capacity, so that the investee does not depend on additional investment from the shareholders.

149

Arbitration proceedings

In 2014, Cemig GT and SAAG Investimentos S.A. (SAAG), a vehicle through which Cemig GT holds an indirect equity interest in MESA, opened arbitration proceedings, in the Market Arbitration Chamber, challenging the following: (a) the adjustment for impairment carried out by the Executive Board of MESA, in the amount of R$ R$678 million, relating to certain credits owed to Mesa by CCSA, based on absence of quantification of the amounts supposedly owed, and absence of prior approval by the Board of Directors, as required by the bylaws and Shareholders’ Agreement of MESA; and also on the existence of credits owed to MESA by CCSA, for an amount greater than the claims; and (b) against the adjustment for impairment carried out by the Executive Board of MESA, in the amount of R$678 million, relating to certain credits owed to Mesa by CCSA, on the grounds that those credits are owed in their totality by express provision of contract.

The arbitration judgment recognized the right of Cemig GT and SAAG in full, and ordered the annulment of the acts being impugned. As a consequence of this decision, MESA reversed the impairment, and posted a provision for receivables in the amount of R$678 million in its financial statements as of December 31, 2017. On December 31, 2020, the investee confirmed its assets recoverability expectation and maintained the provision for receivables in the amount of R$678 million.

To resolve the question of the liability of the CCSA consortium to reimburse the costs of re-establishment of the collateral and use of the contractual limiting factor, the affiliated company opened arbitration proceedings with the International Chamber of Commerce (ICC) against CCSA, which are in progress. This process is confidential under the Arbitration Regulations of the ICC.

Cemig GT and SAAG Investimentos S.A. applied to the judiciary for provisional remedy prior to the arbitration proceeding, to suspend the effects of the capital increase approved by an Extraordinary General Meeting of Shareholders of Mesa held on August 28, 2018. This process is confidential under the Arbitration Regulations of the Market Arbitration Chamber.

Renova Energia S.A. (‘Renova’) - court supervised reorganization

The investee Renova, currently in in-court supervised reorganization, has been reporting recurring losses and presenting negative net working capital, net equity (uncovered liabilities) throughout the past years.

In view of the investee’s negative net equity, the Cemig GT reduced the carrying amount of its equity interests in Renova, at December 31, 2018, to zero. No further losses have been recognized, considering the non-existence of any legal or constructive obligations to the investee.

Additionally, the Cemig GT recognized, since June, 30 2019, an impairment of the receivable with jointly-controlled entity, in the amount of R$688 million.

150

Renova for in-court reorganization

On October 16, 2019, was granted court-supervised reorganization petition applied by Renova, and by the other companies of the group (‘the Renova Group’).

On October 25, 2019, Cemig GT made an Advance for Future Capital Increase to Renova, of R$5,000 and subsenquently was agreeded between the Company and Renova a Debtor in Possession (DIP) loan agreements in the total amount of R$36.5 million. The funds of these loans, made under specific rules of court-supervised reorganization proceedings, were necessary to support the expenses of maintaining the activities of Renova, and were authorized by the second State of São Paulo Bankruptcy and Court-supervised Reorganization Court. They are guaranteed by a fiduciary assignment of shares in a company owning assets of a wind power project owned by Renova, and they also have priority of receipt in the court-supervised reorganization process.

On May 2, 2020, the State of São Paulo Bankruptcy and Court-supervised Reorganization Court issued a decision ordering that the DIP loan, in the total amount of R$36.5 million, with asset guarantee, already constituted and registered, would be subscribed as a capital increase in Renova. Company has filed a Motion for Clarification and in a virtual and permanent session of the 2nd Chamber of Business Law of the São Paulo Court of Justice, decided to uphold the appeal. Thus, the clauses of the court-supervised plan that deal with the loan contracts signed by the Company are maintained, for a while.

On September 21, 2020, Renova approved the proposal made by the Company for suspension of the obligations in the PPA signed between them, as amended from time to time, for incentive-bearing wind power which were linked to phase A of the Alto Sertão III Wind Complex. The suspension will remain in effect until the beginning of the commercial operation of the facilities aimed at the Free Market, planned for December 2022, and is duly aligned with the strategic planning set out for compliance with the Renova reorganization plan.

On October 8, 2020, the Board of Renova approved acceptance of the binding proposal presented by Prisma Capital Ltda. for acquisition of the rights and assets related to Phase B of the Alto Sertão III Wind Complex, under first proposer (‘Stalking Horse’) conditions, with right of preference in the acquisition, subject to the usual conditions precedent, including approval by a General Meeting of Creditors, which occurred on December 18, 2020. The proceeds obtained will be specifically directed to compliance with its obligations under the Court-Supervised Reorganization Plan and restart of the works on Phase A of the Alto Sertão III Wind Complex.

On December 18, 2020, the General Meeting of Creditors approved the court-supervised reorganization plans submitted to the court by Renova. The economic and financial reasonableness of the two plans was presented at the creditors’ meeting, as follows:

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(i)	raising of a bridge loan for completion of the Alto Sertão III wind complex – this was signed on December 17, 2020, in the amount of R$350 million, in the Debtor in Possession (DIP) financing form, by the subsidiary Chipley SP Participações S.A., with co-obligations by Renova Energia S.A. And Renova Participações S.A., to be allocated specifically to resumption of the works on Phase A of the Alto Sertão III Wind Complex;
(ii)	sale of assets, principally the shareholding in Brasil PCH, and some wind power ongoing projects;
(iii)	renegotiation of the period for settlement of liabilities, with alteration only of maturities, and not amounts; and
(iv)	conclusion of the works on the Alto Sertão III Wind Complex.

In this sense, the plans describe the means of recovery in detail, give details of the DIP bridge loan, identify the Isolated Production Units (UPIs) and specify the procedure for resources disposal and allocation.

The expected effects of the approval of the court-supervised reorganization plan on Renova’s financial statements at December 2020 are as follow:

(i)	the investments in Brazil PCH, Espra, Phase B and Mina de Ouro will be presented as held for sale, in current assets;
(ii)	liabilities will be updated from the date of application for court-supervised reorganization until December 31, 2020 at 100% of the CDI rate;
(iii)	the liabilities to controlling shareholders will be updated from the date of approval of the application for court-supervised reorganization, at 100% of the CDI rate; and
(iv)	the interest provisioned for the period between approval of the application and approval of the plan will be reversed.

On February 11, 2021, PSS Principal Fundo de Investimento em Participações Multiestratégia, managed by Prisma Capital Ltda., won the competitive tender for sale of the Phase B UPI specified in the Renova Group’s court-supervised reorganization Plan, with the proposal of R$58,386, 16.77% higher than the minimum value specified in the Plan. Renova and the PSS Principal Fund will sign the final instruments for acquisition, in the terms of the Tender of the Phase B UPI, in order to begin compliance with the precedent conditions that are usual in such transactions.

Further, on March 1, 2021 the Board of Directors of Renova approved an increase in the share capital of this investee of until R$1,420,786, with the condition that partial subscription of R$332,416 or more, corresponding to the amount of the credits to be capitalized under the Plans, will be accepted. The capital increase and its final amount are subject to approval by the Board of Directors, after expiry of the periods for exercise of rights of first refusal and subscription of leftover shares by holders of subscription rights. The Company is not part of the group of creditors that requested conversion of their credits into equity, and also will not subscribe any part of the capital increase. As a result, the equity interest held by the Company in Renova will be reduced from 29.81% to 15.15% of the total capital, considering that no other shareholder subscribes the capital increase. There will be no effect on the present jointly control of Renova.

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On March 2, 2021 the contract for sale of shares of the Phase B UPI was signed, on the terms specified in the Tender of that UPI and in the Renova Group’s court-supervised reorganization Plan, subject to implementation of the suspensive conditions that are usual in the market.

On March 5, 2021, in the context of the court-supervised reorganization, Renova received R$362,465 from the Debtor in Possession financing contracted by its subsidiary Chipley SP Participações S.A. – in court-supervised reorganization with co-obligations by Renova and Renova Participações S.A. – in court-supervised reorganization, through a Bank Credit Note structured by Quadra Gestão de Recursos S.A. (‘Quadra Capital’) and issued in favor of QI Sociedade de Crédito Ltda., as specified and authorized in the court-supervised reorganization proceedings of the Renova Group, currently under the 2nd Court for Bankruptcies and Court-Supervised Reorganization of the Legal District of São Paulo State. The funds obtained will enable resumption of the works for conclusion of construction and start of commercial operation of Phase A of Alto Sertão III.

Considering the non-existence of any legal or constructive obligations to the investee, the Company has concluded that the granted of in-court supervised reorganization filed by Renova and approved by the court does not have any additional impact in its financial statements.

Amazônia Energia S.A. and Aliança Norte Energia S.A.

Amazônia Energia and Aliança Norte are shareholders of Norte Energia S.A. (‘NESA’), which holds the concession to operate the Belo Monte Hydroelectric Plant. Through the jointly-controlled entities referred to above, Cemig GT owns an indirect equity interest in NESA of 11.69%.

On December 31, 2020 NESA had negative net working capital of R$160,351 (R$3,309,499 on December 31, 2019) and will spend further amounts on projects specified in its concession contract, even after conclusion of the construction and full operation of the Belo Monte Hydroelectric Plant. According to the estimates and projections, the situation of negative net working capital, and the future demands for investments in the hydroelectric plant, will be supported by revenues from future operations and/or raising of bank loans.

NESA joined the BNDES Program to Support Maintenance of Productive Capacity, Employment and Income, in the context of the Covid-19 pandemic crisis, obtaining suspension of the FINEM Direct Installment payment from June to November 2020, and the FINEM Indirect Installment payment from July to December 2020, and in consequence, it cannot distribute dividends greater than 25% in 2020. The investee’s adherence to this program contributed significantly to reduction of its negative net working capital on December 31, 2020.

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On September, 2015, NESA was awarded a preliminary injunction ordering the regulator to ‘abstain, until hearing of the application for an injunction made in the original case, from applying to Appellant any penalties or sanctions in relation to the Belo Monte Hydroelectric Plant not starting operations on the date established in the original timetable for the project, including those specified in an the regulator (Aneel) Normative Resolution 595/2013 and in the Concession Contract for the Belo Monte Hydroelectric Plant’. The legal advisers of NESA have classified the probability of loss as ‘possible’ and estimated the potential loss on December 31, 2020 to approximately R$2,407,000 (R$1,962,000 on December 31, 2019).

d)	Business combination - Centroeste

On January 13, 2020, the Company concluded acquisition of the equity interest of 49% of the share capital held by Eletrobras in Centroeste, resulting in its now holding 100% of that investee. The acquisition, which resulted in the Company obtaining control, is the result of exercise of the right of first refusal for acquisition of the shareholding offered in Eletrobras Auction 01/2018, Lot P, held on September 27, 2018, and confirmed on January 15, 2019.

Centroeste operates in construction, operation and maintenance of the transmission facilities of the Furnas-Pimenta transmission line – part of the national grid.

The cash consideration paid for the acquisition was R$44,775, resulting from the price in the Tender Announcement, adjusted by the accumulated variation of the Selic rate up to the date of conclusion of the transaction, less all dividends and/or interest on equity paid or declared by Centroeste in favor of Eletrobras in the period.

The Company applied the acquisition method to account for the business combination and measured the identifiable assets and liabilities assumed at their acquisition-date fair value, in accordance with IFRS 3/CPC 15.

Interest acquired – Fair value calculation

The fair value of the net assets acquired and the remeasurement of the previously held interest, which impacts were recognized in 2020, are as follows:

Centroeste
Fair value on the acquisition date	120,494
Equity interest held by the Company before the acquisition of control	51%
Previously held interest at fair value on the date control was obtained	61,452
Carrying value of the investment	(23,983)
Remeasurement of previously held equity interest in subsidiaries acquired	37,469

The fair value of interest acquired in relation to cash consideration is as follows:

Centroeste
Cash consideration paid for 49% of the equity of Centroeste	44,775
Previously held interest, valued at fair value on the acquisition date – 51%	61,452
Bargain purchase	14,267
Total	120,494

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The fair value of the assets and liabilities acquired at the acquisition date, is as follows:

Assets	Fair value on the transaction date	Liabilities	Fair value on the transaction date
Current	28,867	Current	6,479
Cash and cash equivalents	27,110	Loans and financings	3,095
Other current assets	1,757	Interest on equity and dividends payable	2,388
Non-current	108,590	Other current liabilities	996
Contract assets	107,932	Non-current	10,483
Escrow deposits	389	Loans and financings	7,352
Other non-current assets	269	Provisions	3,131
		Fair value of net identifiable assets	120,495

Effect upon profit or loss in 2020

Regarding the adjustments mentioned above, the total amounts recognized in profit or loss in 2020 arising from the acquisition of Centroeste’s equity interest of 49% is as follows:

Centroeste
Gain on remeasurement of previously held equity interest in the subsidiaries acquired (51%)	37,469
Bargain purchase – gain arising from the acquisition of the additional equity interest of 49%	14,267
Total	51,736

The above mentioned effects are presented in the operating segment of transmission.

e)	Acquisition of interest in special-purpose companies (‘SPCs’) operating in photovoltaic solar generation

On November 25, 2020, the Company’s wholly-owned subsidiary Cemig Soluções Inteligentes em Energia S.A. (‘Cemig Sim’) acquired 49% of interest in seven special-purpose companies operating in photovoltaic solar generation for the distributed generation market (‘geração distribuída’), with total installed capacity of 29.45 MWp, for R$54,920. On August 19, 2020 and on September 30, 2020, this wholly-owned subsidiary also acquired 49% of interest in two others SPCs operating in the same market segment for R$7,856 and R$10,243, respectively, with total installed capacity of 11.62 MWp.

Cemig Sim acquired the shares as result of exercising a call option, which granted Cemig Sim the right to buy 49% of the shares of the special-purpose companies that were owned by Mori Energia Holding S.A, as established in the Memorandum of Understanding (MOU) signed in June, 2019. The conditions established in the shareholders agreements signed by Cemig Sim and Mori Energia in order to determine the entities management composition and their corporate governance lead to the their qualification as jointly controlled entities.

The acquisition-date fair values of the identifiable assets and liabilities and other related information are presented below:

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Entity	Generation Capacity (MW)	Generation Capacity (MWp)	Acquisition date	Net fair value of the identifiable assets and liabilities – Cemig Sim shareholding (49%)	Transaction price - R$	Bargain purchase /Loss
Corinto	5	5.28	Aug. 19, 2020	9,031	8,606	425
Manga	5	6.34	Sep. 30, 2020	11,160	10,243	917
Bonfinópolis	2.5	3.45	Nov. 25, 2020	6,206	6,467	(261)
Lagoa Grande	5	7.33	Nov. 25, 2020	14,736	12,481	2,255
Lontra	5	6.38	Nov. 25, 2020	17,123	14,215	2,908
Mato Verde	2.5	3.23	Nov. 25, 2020	5,974	5,405	569
Mirabela	2	2.59	Nov. 25, 2020	3,922	4,567	(645)
Porteirinha	2.5	3.23	Nov. 25, 2020	5,992	6,051	(59)
Porteirinha II	2.5	3.23	Nov. 25, 2020	6,299	5,734	565
Total	32	41.06	--	80,443	73,769	6,674

The excess of the Cemig Sim’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment (bargain purchase) was included as income in the determination of the Cemig Sim’s share of the entities’ profit or loss in the period in which the investment was acquired, with the correspondent recognition of the deferred tax liability.

f)    Risks related to compliance with law and regulations

Jointly controlled investees:

Norte Energia S.A. (‘NESA’) - through Amazônia Energia and Aliança Norte

Investigations and other legal measures are in progress since 2015, conducted by the Federal Public Attorneys’ Office, which involve other shareholders of NESA and certain executives of those other shareholders. In this context, the Federal Public Attorneys have started investigations on irregularities involving contractors and suppliers of NESA and of its other shareholders, which are still in progress. At present, it is not possible to determine the outcome of these investigations, and their possible consequences. These might at some time in the future affect the investee. In addition, based on the results of the independent internal investigation conducted by NESA and its other shareholders, an infrastructure write-down of the R$183,000 was already recorded at NESA, and reflected in the Company’s financial statements through the equity pick effect in 2015.

On March 9, 2018 ‘Operação Fortuna’ started, as a 49th phase of ‘Operation Lava Jato’ (‘Operation Carwash’). According to what has been disclosed by the media this operation investigates payment of bribes by the construction consortium of the Belo Monte power plant, comprising the companies Camargo Corrêa, Andrade Gutierrez, Odebrecht, OAS and J. Malucelli. Management of NESA believes that so far there are no new facts that have been disclosed by the 49th phase of ‘Operation Carwash’ that require additional procedures and internal investigation in addition to those already carried out.

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The Company’s management, based on its knowledge of the matters described above and on the independent procedure carried out, believes that the conclusions presented in the report of the independent investigation are adequate and appropriate; as a result no adjustment has been made in the interim accounting information. The effects of any future alterations in the existing scenario will be reflected appropriately in the Company’s interim accounting information.

Madeira Energia S.A. (‘MESA’)

There are ongoing Investigation and other legal measures are in progress, conducted by the Federal Public Attorneys’ Office, which involve other indirect shareholders of MESA and certain executives of those other indirect shareholders. In this context, the Federal Public Attorneys have started investigations searching for irregularities involving contractors and suppliers of MESA and of its other shareholders. In response to allegations of possible illegal activities, the investee and its other shareholders started an independent internal investigation.

The independent internal investigation, concluded in February 2019, in the absence of any future developments such as any leniency agreements by third parties that may come to be signed or collaboration undertakings that may be signed by third parties with the Brazilian authorities, found no objective evidence enabling it to be affirmed that there were any supposed undue payments by MESA (SAESA) that should be considered for possible accounting write-off, pass-through or increase of costs to compensate undue advantages and/or linking of MESA with the acts of its suppliers, in the terms of the witness accusations and/or cooperation statements that have been made public.

The Company’s management, based on its knowledge of the matters described above and on the independent procedures carried out, believes that the conclusions presented in the report of the independent investigation are adequate and appropriate; as a result no adjustment has been made in the financial statements. The effects of any future changes in the existing scenario will be reflected appropriately in the Company’s financial statements.

Renova Energia S.A. (‘Renova’)

Since 2017 Renova is part of a formal investigation by the Civil Police of Minas Gerais State and other public authorities related to certain capital injections made by some of its controlling shareholders, including the Company and Cemig GT, and capital injections made by Renova in certain projects under development in previous years.

On April 11, 2019, the Brazilian Federal Police commenced the ‘Operation E o Vento Levou’ as part of the ‘Lava Jato’ Investigation, and executed a search and seizure warrant issued by a Federal Court of São Paulo at Renova’s head office in São Paulo, based on allegations and indications of misappropriation of funds harmful to the interests of Cemig. Based on the allegations being investigated, these events are alleged to have taken place before 2015. On July 25, 2019, the second phase of the operation occurred.

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The ‘Operation E o Vento Levou’ and the police investigation of the Minas Gerais State Civil Police have not yet been concluded. Thus, there is a possibility that material information may be revealed in the future. If a criminal action is filed against agents who could have damaged Renova, Renova intends to act as auxiliary to the prosecution in any criminal proceedings, and subsequently sue for civil reparation of the damages suffered.

Due to these third party investigations, the governance bodies of Renova have requested opening of an internal investigation, conducted by an independent company with the support of an external law firm, the scope of which comprises assessment of the existence of irregularities, including noncompliance with: the Brazilian legislation related to acts of corruption and money laundering; Renova’s Code of Ethics; and its integrity policies. Additionally, a Monitoring Committee was established in Renova which, jointly with the Audit Committee, accompanied this investigation. The internal investigation was concluded on February 20, 2020, and no concrete evidences of acts of corruption or diversion of funds to political campaigns were identified.

However, the independent investigators identified irregularities in the conduct of business and agreement of contracts by Renova, including: (i) payments without evidence of the consideration of services, in the total amount of approximately R$ 40 million; (ii) payments not in accordance with the company’s internal policies and good governance practices, in the total amount of approximately R$137 million; and (iii) deficiencies in the internal controls of the investee.

As a result of the analysis of the above mentioned values, Renova concluded that R$35 million relates to effective assets and therefore no impairment is necessary. The remaining amount of R$142 million was already impaired in previous years, producing no impact on the financial statements for the year ended December 31, 2019 and December 31, 2020.

In response to the irregularities found, and based on the recommendations of the monitoring Committee and legal advisers, the Board of Directors of Renova decided to take all the steps necessary to preserve the rights of the investee, continue with the measures to obtain reimbursement of the losses caused, and strengthen the company’s internal controls.

Since the investment at Renova is fully impaired at December 31, 2020, and since no contractual or constructive obligations in relation to the investee have been assumed by the Company and its subsidiaries, it is not expected that any effects resulting from the in-court reorganization process, or the investigations, or the operational activities of this investee can significantly impact the Company’s financial statements even if eventually not yet recorded by Renova.

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Other investigations

In addition to the cases above, there are investigations being conducted by the Public Attorneys’ Office of the State of Minas Gerais (‘MPMG’) and by the Civil Police of the State of Minas Gerais (‘PCMG’), which aim to investigate possible irregularities in the investments made by Cemig GT at Guanhães Energia and also at MESA. Additionally, on April 11, 2019 agents of the Brazilian Federal Police were in the Company’s head office in Belo Horizonte to execute a search and seizure warrant issued by a São Paulo Federal Court in connection with the operation entitled “E o Vento Levou”, as described above.

These proceedings are being investigated through the analysis of documents demanded by the respective authorities, and by hearing of witnesses.

Internal procedures for risks related to compliance with law and regulations

Taking into account the investigations that are being conducted by public authorities at the Company and at certain investees, as described above, the governance bodies of the Company have authorized contracting a specialized company to analyze the internal procedures related to these investments, as well as the factors that led the Company to be assessed by federal tax authority for not paying withholding income tax in the acquisition of Light’s interest from Enlighted (see Note 25). This independent investigation was subject to oversight of an independent investigation committee whose creation was approved by our Board of Directors.

The Company’s internal investigation was completed and the corresponding report was issued on May 8, 2020. Considering the results of the internal investigations, no objective evidence was identified to affirm that there were illegal acts on the investments made by Company that were subject to the investigation, therefore, there was no impact in the Company consolidated financial statements, nether for the year ended in December 31, 2020 nor for prior periods.

In the second semester of 2019, Company signed tooling agreements with the Securities and Exchange Commission (SEC) and US Department of Justice (DOJ), which was extended in February, 2021 for an additional period of six months. Cemig has complied with the requests and intends to continue contributing to the SEC and the DOJ.

Due to the completion of the investigations for which the Special Investigating Committee was constituted, from the delivery of the final report by the specialized company, the governance bodies of the Company decided to extinguish that Committee. If there are any future needs resulting from developments in this matter, the Committee can be reinstated.

In 2020 the Company began internal procedures for investigation of allegations received by the Minas Gerais State Public Attorneys’ Office, through Official Letters, the content of which basically refers to alleged irregularities in public bidding purchasing processes. The investigation is being conducted by a new Special Investigation Committee (Comitê Especial de Investigação – CEI), with support from specialized advisers.

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The Company will evaluate any changes in the future scenario and eventual impacts that could affect the Financial Statements, when applicable. The Company will collaborate with the national and international relevant authorities and their analysis related to the investigations in progress.

17.	PROPERTY, PLANT AND EQUIPMENT
Consolidated	2020			2019
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	246,857	(22,624)	224,233	247,535	(19,178)	228,357
Reservoirs, dams and watercourses	3,299,589	(2,279,878)	1,019,711	3,279,784	(2,199,659)	1,080,125
Buildings, works and improvements	1,100,469	(835,848)	264,621	1,091,660	(818,141)	273,519
Machinery and equipment	2,646,844	(1,929,584)	717,260	2,597,685	(1,869,186)	728,499
Vehicles	20,602	(18,756)	1,846	20,616	(17,687)	2,929
Furniture and utensils	13,813	(10,991)	2,822	14,073	(10,939)	3,134
	7,328,174	(5,097,681)	2,230,493	7,251,353	(4,934,790)	2,316,563

In progress	176,650	-	176,650	133,562	-	133,562
Net property, plant and equipment	7,504,824	(5,097,681)	2,407,143	7,384,915	(4,934,790)	2,450,125

Parent company	2020			2019
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	82	-	82	82	-	82
Buildings, works and improvements	55	(22)	33	55	(21)	34
Machinery and equipment	5,220	(4,645)	575	5,298	(4,379)	919
Furniture and utensils	748	(706)	42	749	(698)	51
	6,105	(5,373)	732	6,184	(5,098)	1,086

In progress	460	-	460	460	-	460
Net property, plant and equipment	6,565	(5,373)	1,192	6,644	(5,098)	1,546

Changes in PP&E are as follows:

Consolidated	2019	Additions	Disposals (3)	Depreciation	Business combination	Transfers / capitalizations (2)	2020
In service
Land (1)	228,357	340	(660)	(3,804)	-	-	224,233
Reservoirs, dams and watercourses	1,080,125	-	(51)	(80,233)	-	19,870	1,019,711
Buildings, works and improvements	273,519	-	(319)	(18,013)	-	9,434	264,621
Machinery and equipment	728,499	20,204	(2,091)	(78,932)	-	49,580	717,260
Vehicles	2,929	-	-	(1,083)	-	-	1,846
Furniture and utensils	3,135	16	(5)	(345)	-	22	2,823
	2,316,564	20,560	(3,126)	(182,410)	-	78,906	2,230,494
In progress	133,561	112,485	10,814	-	198	(80,409)	176,649
Net property, plant and equipment	2,450,125	133,045	7,688	(182,410)	198	(1,503)	2,407,143

(1)	Certain land sites linked to concession contracts and without provision for reimbursement are amortized in accordance with the period of the concession.
(2)	Balances of R$1,503 were transferred to Intangible assets from PP&E.
(3)	Includes the impairment loss recognized for assets in progress.
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Consolidated	2018	Additions	Disposals	Depreciation	Transfers / capitalizations (2)	2019
In service
Land (1)	215,049	-	(153)	(3,478)	16,939	228,357
Reservoirs, dams and watercourses	1,150,495	-	(4,756)	(80,045)	14,431	1,080,125
Buildings, works and improvements	313,799	-	(5,762)	(18,672)	(15,846)	273,519
Machinery and equipment	854,296	43	(80,501)	(78,720)	33,381	728,499
Vehicles	4,525	-	-	(1,538)	(58)	2,929
Furniture and utensils	3,667	-	(303)	(314)	85	3,135
	2,541,831	43	(91,475)	(182,767)	48,932	2,316,564
In progress	119,754	70,347	(11,337)	-	(45,203)	133,561
Net property, plant and equipment	2,661,585	70,390	(102,812)	(182,767)	3,729	2,450,125

(4)	Certain land sites linked to concession contracts and without provision for reimbursement are amortized in accordance with the period of the concession.
(5)	Balances of R$3,735 and R$6, respectively, were transferred from Intangible assets and concession contract assets to PP&E.

Parent company	2019	Depreciation	2020
In service
Land	82	-	82
Buildings, works and improvements	35	(2)	33
Machinery and equipment	919	(344)	575
Furniture and utensils	50	(8)	42
	1,086	(354)	732
In progress	460	-	460
Net property, plant and equipment	1,546	(354)	1,192

Parent company	2018	Additions	Disposals	Transfer	Depreciation	2019
In service
Land	82	-	-	-	-	82
Buildings, works and improvements	111	-	(75)	-	(1)	35
Machinery and equipment	1,213	44	-	25	(363)	919
Furniture and utensils	360	-	(301)	-	(9)	50
	1,766	44	(376)	25	(373)	1,086
In progress	484	1	-	(25)	-	460
Net property, plant and equipment	2,250	45	(376)	-	(373)	1,546

Depreciation rates, which take into consideration the expected useful life of the assets, are revised annually by Management and are as follows.

Generation	(%)	Administration	(%)
Reservoirs, dams and watercourses	2	Software	20
Buildings – Machine room	2	Vehicles	14.29
Buildings – Other	3.33	IT equipment in general	16.67
Generator	3.33	General equipment	6.25
Water turbine	2.5	Buildings – Other	3.33
Pressure tunnel	3.13
Command station, panel and cubicle	3.57
Floodgate	3.33

The average annual depreciation rate for the year 2020 is 3.14%:

Hydroelectric Generation	Wind Power Generation	Administration
2.96%	4.94%	6.19%

The Company and its subsidiaries have not identified any evidence of impairment of its Property, plant and equipment assets. The generation concession contracts provide that at the end of each concession the grantor must determine the amount to be reimbursed to the Company – with the exception of the concession contracts related to Lot D of Auction 12/2015. Management believes that the indemnity of these assets will be greater than the amount of their historic cost, after depreciation over their useful lives.

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The residual value of the assets is the residual balance of the assets at the end of the concession contract which will be transferred to the grantor at the end of the concession contract and for which Cemig is entitled to receive in cash. For contracts under which Cemig does not have a right to receive such amounts or there is uncertainty related to collection of the amounts, such as in the case of thermal generation and hydroelectric generation as an independent power producer, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession term.

Consortium

The Company is a partner in an energy generation consortium for the Queimado plant, for which no separate company with independent legal existence was formed to manage the object of the concession. The Company’s portion in the consortium is recorded and controlled individually in the respective categories of PP&E and Intangible assets.

	Stake in power output (%)	Average annual depreciation rate (%)	2020	2019
In service
Usina de Queimado	82.50	3.93	218,111	217,210
Accumulated depreciation			(117,271)	(109,012)
Total			100,840	108,198

In progress
Usina de Queimado	82.50	-	1,580	980
Total			1,580	980

18.	INTANGIBLE ASSETS

The composition of the balance at December 31, 2020 and 2019 is as follow:

Consolidated	2020			2019
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	13,217	(4,045)	9,172	11,749	(3,292)	8,457
Onerous concession	19,169	(13,288)	5,881	19,169	(12,609)	6,560
Assets of concession (1)	20,781,598	(9,107,068)	11,674,530	20,039,489	(8,522,488)	11,517,001
Others	78,015	(70,286)	7,729	77,159	(66,507)	10,652
	20,891,999	(9,194,687)	11,697,312	20,147,566	(8,604,896)	11,542,670
In progress	112,616	-	112,616	81,801	-	81,801
Net intangible assets	21,004,615	(9,194,687)	11,809,928	20,229,367	(8,604,896)	11,624,471

(1)	The rights of authorization to generate wind energy granted to Parajuru and Volta do Rio, valued at R$127,841, and of the gas distribution concession, granted to Gasmig, valued at R$411,503, are included in the financial statements of the subsidiary Cemig GT and of the Company, respectively, and in accordance with Technical Interpretation ICPC 09, the investments and are classified in the consolidated balance sheet under Intangibles. These concession assets are amortized by the straight-line method, during the period of the concession.

162

Parent company	2020			2019
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Software use rights	13,564	(10,968)	2,596	13,564	(9,593)	3,971
Brands and patents	8	(8)	-	8	(8)	-
Others	9	(9)	-	231	(73)	158
	13,581	(10,985)	2,596	13,803	(9,674)	4,129
In progress	59	-	59	46	-	46
Net intangible assets	13,640	(10,985)	2,655	13,849	(9,674)	4,175

Changes in Intangible assets are as follow:

Consolidated	2019	Additions	Disposals (1)	Amortization	Transfers (2)	2020
In service
Useful life defined
Temporary easements	8,457	-	-	(753)	1,468	9,172
Onerous concession	6,560	-	-	(679)	-	5,881
Assets of concession	11,517,001	-	(23,768)	(737,992)	919,289	11,674,530
Others	10,652	-	(157)	(4,754)	1,988	7,729
	11,542,670	-	(23,925)	(744,178)	922,745	11,697,312
In progress	81,801	40,980	-	-	(10,165)	112,616
Net intangible assets	11,624,471	40,980	(23,925)	(744,178)	912,580	11,809,928

(1)	This includes the impairment reversal, in the amount of R$13,825, recognized in the Income Statement under “Other expenses”, as a result of the test of impairment of intangible assets, relating to the authorization for wind power generation granted to Volta do Rio, on December 31, 2020. More information is available on this note.

(2)    The transfers were made between Intangible assets, concession contract assets and property, plant and equipment as follows: (1) R$905,773 from concession contract assets to intangible assets; (2) R$1,503 from property, plant and equipment to intangible assets; and (3) R$5,304 from concession financial assets to intangible.

Consolidated	2018	Additions	Disposals (1)	Amortization	Transfers (2)	2019
In service
Useful life defined
Temporary easements	9,085	-	-	(628)	-	8,457
Onerous concession	7,239	-	-	(679)	-	6,560
Assets of concession	10,679,488	891,167	(40,681)	(698,274)	685,301	11,517,001
Others	18,797	6,450	(197)	(4,719)	(9,679)	10,652
	10,714,609	897,617	(40,878)	(704,300)	682,072	11,542,670
In progress	62,582	36,029	-	-	(16,810)	81,801
Net intangible assets	10,777,191	933,646	(40,878)	(704,300)	658,812	11,624,471

(1)	This includes the impairment, in the amount of R$21,684 recognized in the Income Statement under “Other expenses”. The test of impairment of intangible assets, relating to the authorization for wind generation granted to Volta do Rio, recognized in 2018 as part of the business combination, arises from non-achievement of the operational performance expected in 2019 for the wind generation assets of the subsidiary. The Value in Use of the assets was calculated based on the projection of future expected cash flows for the operation of the assets of the subsidiary, brought to present value by the weighted average cost of capital defined for the company’s activity, using the Firm Cash Flow (FCFF) methodology.

(2)    The transfers were made between Intangible assets, concession contract assets and property, plant and equipment as follows: (1) R$685,068 from concession contract assets to intangible assets; (2) (R$3,735) from intangible assets to property, plant and equipment and; and (3) (R$22,521) from intangible assets to concession financial assets.

163

Parent company	2019	Additions	Disposals	Amortization	2020
In service
Useful life defined
Softwares use rights	3,971	-	-	(1,375)	2,596
Others	158	-	(157)	(1)	-
	4,129	-	(157)	(1,376)	2,596
In progress	46	13	-	-	59
Net intangible assets	4,175	13	(157)	(1,376)	2,655

Parent company	2018	Additions	Disposals	Amortization	2019
In service
Useful life defined
Softwares use rights	5,934	-	(197)	(1,766)	3,971
Others	158	-	-	-	158
	6,092	-	(197)	(1,766)	4,129
In progress	33	13	-	-	46
Net intangible assets	6,125	13	(197)	(1,766)	4,175

Concession assets

The energy and gas distribution infrastructure assets already in service and that will be fully amortized during the concession term are recorded as intangible assets. Assets linked to the infrastructure of the concession that are still under construction are posted initially as contract assets, as detailed in Note 15.

The Company has not identified any evidence of impairment of the contract assets with useful life defined.

The intangible asset easements, onerous concessions, assets of concession, and others, are amortized by the straight-line method taking into account the consumption pattern of these rights. The amount of additions in 2020 includes R$1,107 (R$2,002 in 2019) of capitalized borrowing costs, as presented in Note 23.

The main amortization rates, which take into account the useful life that management expects for the asset, and reflect the expected pattern of their consumption, are as follows:

Energy	(%)	Administration	(%)
System cable – below 69 KV	6.67	Software	20.00
System cable – below 69 KV	3.57	Vehicles	14.29
Structure – Posts	3.57	General equipment	6.25
Overhead distribution transformer	4.00	Buildings	3.33
Circuit breaker – up to 69 kV	3.03
Capacitor bank – up to 69 kV	6.67
Voltage regulator – up to 69 kV	4.35

Gas	(%)	Administration	(%)
Tubing	3.33	Software	20.00
Buildings, works and improvements	4.00	Vehicles	20.00
Improvements in leased properties	10.00	Data processing equipment	20.00
Machinery and equipment	5.00 a 20.00	Furniture	10.00

The annual average amortization rate is 4.05%:

Hydroelectric Generation	Wind Power Generation	Gas	Distribution	Administration
9.06%	8.88%	3.48%	3.90%	15.74%

Under the regulations of the energy segment, property, plant and equipment used in the distribution concession are linked to these services, and cannot be withdrawn, disposed of, assigned or provided in guarantee without the prior express authorization of the Regulator.

164

The rights of authorization of gas distribution granted to Gasmig, in the amount of R$411,503 (R$426,760 on December 31, 2019), are classified as intangible assets in the Company’s consolidated balance sheet and are recognized as investments in its individual balance sheet, as Note 16, in accordance with Technical Interpretation ICPC 09. These rights of authorization of wind power generation and gas distribution are amortized by the straight-line method, during the period of the concession.

In 2019, the Company recognized an impairment loss for the intangible asset related to the right of authorization for wind power generation granted to the subsidiary Volta do Rio, in the amount of R$21,684, recorded in “Other expenses” arising from non-achievement of the operational performance expected in 2019 for the wind generation assets of the subsidiary.

On December, 31, 2020, upon conclusion of the refurbishment of the 19 aero generators of the subsidiary Volta do Rio and full resumption of its generation capacity, the Company tested its operation assets for impairment, and it was found that economic and financial equilibrium, and the liquidity, of the subsidiary will be re-established. As a result, the Company reversed part of the loss that had been recognized, resulting in a net reversal of R$13,825 on December, 31, 2020, which is posted in the statement of income as other expenses.

The Value in Use of the assets was calculated based on the projection of future expected cash flows for the operation of the assets of the subsidiary, brought to present value by the weighted average cost of capital defined for the company’s activity, using the Firm Cash Flow (FCFF) methodology.

Renegotiation of hydrological risk – the Generation Scaling Factor (GSF)

On September 9, 2020, the Law 14,052 was issued, changing the Law 13,203/2015 and establishing new conditions for renegotiation of hydrological risk in relation to the portion of costs incurred due to the GSF, borne by the holders of hydroelectric plants participating in the Energy Reallocation Mechanism (MRE) between 2012 and 2017, when there was a serious crisis in water sources.

The aim of this new law is to compensate the holders of hydroelectric plants participating in the MRE for non-hydrological risks caused by:

(i)	generation ventures classified as structural, related to bringing forward of physical guarantee of the plants;
(ii)	the restrictions on start of operation of the transmission facilities necessary for outflow of the generation output of structural projects; and
(iii)	generation outside the merit order system, and importation.

165

This compensation will take the form of extension of the grant of concession or authorization to operate, limited to 7 years, calculated on the basis of the parameters applied by Aneel.

On December 1, 2020, Aneel issued its Normative Resolution 895, which established the methodology for calculation of the compensation, and the procedures for renegotiation of hydrological risk. To be eligible for the compensations under Law 14,052, the holders of hydroelectric plants participating in the MRE are required to:

(i)	cease any legal actions which claimed exemption from or mitigation of hydrological risks related to the MRE;
(ii)	relinquishing any claims and/or further legal actions in relation to exemptions from or mitigation of hydrological risks related to the MRE; and
(iii)	not to have renegotiated hydrological risk under Law 13,203/2015.

On March 2, 2021 the CCEE sent to Aneel the calculations for the concessions extensions in the Free Market (ACL) that have opted to accept the conditions proposed by Aneel Normative Resolution 895/2020 and Law 14,052/2020. The Company’s management is awaiting ratification and publication by Aneel of its extensions of the concessions grants, for subsequent submission to the Company’s governance bodies for approval. Thus, no impact arising from this subject has been recorded in the financial statements at December 31, 2020.

Based on the data supplied by CCEE to Aneel, the Company’s plants will have the right to the following periods of extension:

Power Plant	Physical Guarantee (average MW)	Concession extension (months)
Emboração	500	23
Nova Ponte	270	25
Sá Carvalho	56	22
Rosal	29	46
Others (1)	399	-

(1)	Includes 11 power plants, of which 7 are owned by Cemig GT, 1 is owned by Cemig PCH and 3 are owned by Horizontes. The average concession extension in months varies between 1 and 84 months.

The accounting effect arising from renegotiation of hydrological risk comprises: recognition of an intangible asset, related to the right of grant arising from the compensation for costs incurred in prior years, based on fair value, with counterpart in energy cost compensation in statement of income. These effects will be recognized after approval by the Company’s governance bodies of the proposal for renegotiation of hydrological risk. This is expected to take place at the end of the first half of 2021.

With the approval of Law 14,120/2021, the right to reimbursement for the generation plants of Lot D was recognized, enabling the CCEE to make a new calculation, including these plants, indicating the right to their concession extension by the allowed maximum (seven years). Official confirmation of these amounts is pending regulations to be issued by Aneel.

166

19.	LEASING TRANSACTIONS

The Company recognized a right to use and a lease liability for the following contracts which contain a lease in accordance with CPC 06 (R2) / IFRS 16:

§	Leasing of commercial real estate used for serving customers;
§	Leasing of buildings used as administrative headquarters;
§	Leasing of commercial vehicles used in operations.

The Company and its subsidiaries have elected to use the exemptions specified in the rule for short-term leasing operations (leasing transactions with a period of 12 months or less) without the option to purchase, and for low-value items. Thus, these leasing agreements are recognized as an expense in the income statement on the straight-line basis, over the period of the leasing. Their effects on net income from January to December 2020 were immaterial.

The discount rates were obtained by reference to the Company’s incremental borrowing rate, based on the debts contracted by the Company and through quotations with potential financial institutions and reflect the Company’s credit risk and the market conditions at the lease agreement date, as follows:

Marginal rates	Annual rate (%)	Monthly rate (%)
Initial application
Up to two years	7.96	0.64
Three to five years	10.64	0.85
Six to twenty years	13.17	1.04

Contracts entered – 2019 and 2020
Up to three years	6.87	0.56
Three to four years	7.33	0.59
Four to twenty years	8.08	0.65

a)	Right of use

The right to use asset was valued at cost, comprising the amount of the initial measurement of the leasing liabilities, and amortized on the straight-line basis up to the end of the period of leasing or of the useful life of the asset identified, as the case may be.

Changes in the asset right of use are as follows:

Consolidated	Real estate property	Vehicles	Other	Total
Balances on December 31, 2018	-	-	-	-
Initial adoption on January 1, 2019	238,482	103,557	411	342,450
Settled	(12,969)	-	-	(12,969)
Addition	27,652	3,459	-	31,111
Amortization	(36,657)	(38,765)	(308)	(75,730)
Remeasurement	(10,463)	2,425	-	(8,038)
Balances on December 31, 2019	206,045	70,676	103	276,824
Settled	(8,662)	-	-	(8,662)
Amortization (1)	(24,665)	(39,624)	(103)	(64,392)
Addition	6,193	-	-	6,193
Remeasurement (2)	6,587	(4,476)	-	2,111
Balances on December 31, 2020	185,498	26,576	-	212,074

(1)	Amortization of the Right of Use recognized in the Income Statement is net of use of the credits of PIS/Pasep and Cofins taxes on payments of rentals, a total R$1,929 in 2020 (R$4,563 in 2019).
(2)	The Company and its subsidiaries have identified events giving rise to revaluation and modifications of their principal contracts. The leasing liabilities are restated with adjustment to the asset of Right of Use.

167

Parent company	Real estate property
Balances on December 31, 2018	-
Initial adoption on January 1, 2019	19,844
Settled	(12,969)
Amortization	(2,603)
Remeasurement	(942)
Balances on December 31, 2019	3,330
Addition	109
Settled	(39)
Amortization (1)	(1,347)
Remeasurement (2)	5
Balances on December 31, 2020	2,058

(1)	Amortization of the Right of Use recognized in the Income Statement is net of use of the credits of PIS/Pasep and Cofins taxes on payments of rentals, a total R$123 in 2020 (R$217 in 2019).
(2)	The Company and its subsidiaries have identified events giving rise to revaluation and modifications of their principal contracts. The leasing liabilities are restated with adjustment to the asset of Right of Use.

b)	Leasing liabilities

The liability for leasing agreements is measured at the present value of lease payments to be made over the lease term, discounted at the Company’s incremental borrowing rate. The liability carring amount is remeasured to reflect leases modifications as specified in IFRS 16.

The changes in the lease liabilities are as follows:

	Consolidated	Parent company
Balances on December 31, 2018	-	-
First adoption on January 1, 2019	342,450	19,844
Addition	31,111	-
Settled	(12,969)	(12,969)
Interest incurred	36,007	529
Leasing paid	(95,664)	(2,856)
Interest in leasing contracts	(5,150)	(127)
Remeasurement	(8,038)	(942)
Balances on December 31, 2019	287,747	3,479
Addition	6,193	109
Settled	(10,795)	(183)
Interest incurred (1)	28,832	316
Leasing paid	(83,881)	(1,547)
Interest in leasing contracts	(3,704)	(65)
Remeasurement (2)	2,111	5
Balances on December 31, 2020	226,503	2,114

Current liabilities	47,799	241
Non-current liabilities	178,704	1,873

(1)	Financial revenues recognized in the Income Statement are net of incorporation of the credits for PIS/Pasep and Cofins taxes on payments of rentals, in the amounts of R$1,833 and R$25 in 2020 (R$2,173 and R$44 in 2019), for the consolidated and individual financial statements, respectively.
(2)	The Company and its subsidiaries identified events that give rise to restatement and modifications of their principal contracts; the leasing liability was remeasured with an adjustment to the asset of Right of Use.

The potential right to recovery of PIS/Pasep and Cofins taxes embedded in the leasing consideration, according to the periods specified for payment, is as follows:

168

Cash flow	Consolidated		Parent company
	Nominal	Adjusted to present value	Nominal	Adjusted to present value
Consideration for the leasing	643,857	226,504	7,154	2,115
Potential PIS/Pasep and Cofins (9.25%)	55,022	17,515	662	208

The Company, in full compliance with CPC 06 (R2) in statement and restatement of its liability for leasing and for Right of Use, used the technique of discounted cash flow, without considering projected future inflation in the flows to be discounted, as per the prohibition imposed by CPC 06 (R2). This prohibition could generate material distortions in the information to be provided, given the present reality of long term interest rates in the Brazilian economic environment. The Company has evaluated these effects, and concluded that they are immaterial for its financial statements.

The cash flows of the leasing contracts are, in their majority, updated by the IPCA inflation index, annually. Below is an analysis of maturity of lease contracts:

	Consolidated (nominal)	Parent company (nominal)
2021	56,139	286
2022	27,359	286
2023	26,264	286
2024	26,226	286
2025	26,171	286
2026 at 2045	481,697	5,723
Undiscounted values	643,856	7,153
Embedded interest	(417,353)	(5,039)
Leasing liabilities	226,503	2,114

20.       SUPPLIERS

	Consolidated
	2020	2019
Energy on spot market – CCEE	490,285	401,482
Charges for use of energy network	192,287	144,975
Energy purchased for resale	807,708	763,652
Itaipu Binacional	325,277	242,766
Gas purchased for resale	126,850	143,358
Materials and services	415,913	383,658
	2,358,320	2,079,891

169

21.	TAXES PAYABLE AND AMOUNTS TO BE REIMBURSED TO CUSTOMERS

	Consolidated		Parent company
	2020	2019 (Restated)	2020	2019
Current
ICMS	112,068	111,608	-	-
Cofins (2)	183,995	177,403	37,853	45,364
PIS/Pasep (2)	41,116	38,595	9,266	9,827
INSS	28,715	24,819	1,585	1,684
Others (1)	139,845	58,542	40,064	35,765
	505,739	410,967	88,768	92,640
Non-current
Cofins (3)	215,878	186,350	-	79
PIS/Pasep (3)	46,867	40,418	-	12
	262,745	226,768	-	91
	768,484	637,735	88,768	92,731
Amounts to be refunded to customers
Current
PIS/Pasep and Cofins	448,019	-	-	-
Non-current
PIS/Pasep and Cofins	3,569,837	4,193,329	-	-
	4,017,856	4,193,329	-	-
(1)	This includes the withholding income tax on Interest on equity. This payment, and the deduction, were made in the first month of 2020, in accordance with the tax legislation.
(2)	Includes Cofins and PIS/Pasep recognized in current liability includes the deferred taxes related to the interest revenue arising from the financing component in contract asset and to the revenue of construction and upgrade associated with the transmission concession contract, whose consideration will be received in at least twelve months after the reporting period. For more information, see Note 2.8 and 15.
(3)	The deferral of PIS/Pasep and Cofins taxes related to the interest revenue arising from the financing component in contract asset and to the revenue of construction and upgrade associated with the transmission concession contract, whose consideration will be received in at least twelve months after the reporting period. For more information, see Note 2.8 and 15.

The amounts of PIS/Pasep and Cofins taxes to be refunded to customers refer to the credits to be received by the Company following the inclusion of the ICMS value added tax within the taxable amount for calculation of those taxes. According Note 9 (a), the Company recognized, in 2019, its right to offsetting of amounts unduly paid for the 10 years prior to the action being filed, with monetary updating by the Selic rate, due to the final judgment – against which there is no appeal – on the Ordinary Action, in favor of the Company.

The Cemig D has a liability corresponding to the credits to be refunded to its customers, which comprises the period of the last 10 years, from June 2009 to May 2019, net of PIS/Pasep and Cofins taxes over monetary updating.

The definitive criteria for the refunding of PIS/Pasep and Cofins taxes to customers are pending, awaiting conclusion of discussions with Aneel and the mechanisms and criteria for reimbursement, when actual offsetting of the tax credits takes place.

On August 18, 2020, Aneel ratified the inclusion into the tariff readjustment for 2020 of a negative financial component of R$714,339, in effect from August 19, 2020 to May 27, 2021 – this corresponds to the release of the escrow funds deposited in court following final judgment in the Company’s favor against which there is no further appeal. For more information see Note 14.5.

170

22.       LOANS, FINANCING AND DEBENTURES

Financing source	Principal maturity	Annual financial cost %	Currency	Consolidated
				2020			2019
				Current	Non-current	Total	Total
MOEDA ESTRANGEIRA
Banco do Brasil: Various Bonds (1) (4)	2024	Diverse	U$$	2,023	9,702	11,725	18,051
Eurobonds (2)	2024	9.25%	U$$	58,909	7,795,050	7,853,959	6,091,742
(-)Transaction costs				-	(15,664)	(15,664)	(18,656)
(±) Interest paid in advance (3)				-	(25,314)	(25,314)	(30,040)
Debt in foreign currency				60,932	7,763,774	7,824,706	6,061,097
BRAZILIAN CURRENCY
Caixa Econômica Federal (5)	2021	TJLP + 2.50%	R$	17,204	-	17,204	60,516
Caixa Econômica Federal (6)	2022	TJLP + 2.50%	R$	14,086	-	14,086	117,710
Eletrobrás (4)	2023	UFIR + 6.00% at 8.00%	R$	3,414	5,644	9,058	20,268
Large customers (4)	2024	IGP-DI + 6.00%	R$	-	-	-	5,582
Consórcio Pipoca (2)	2020	IPCA	R$	-	-	-	185
Sonda (7)	2021	110.00% of CDI	R$	50,008	-	50,008	48,529
Promissory Notes – 1st Issue - Single series (8)	2020	107.00% do CDI	R$	-	-	-	875,247
(-) FIC Pampulha - Marketable securities of subsidiary companies (9)				-	-	-	(3,031)
(-)Transaction costs				(55)	-	(55)	(277)
Debt in Brazilian currency				84,657	5,644	90,301	1,124,729
Total of loans and financings				145,589	7,769,418	7,915,007	7,185,826
Debentures - 3th Issue – 3rd Series (2)	2022	IPCA + 6.20%	R$	394,672	366,848	761,520	1,087,989
Debentures - 6th Issue – 2nd Series (2)	2020	IPCA + 8.07%	R$	-	-	-	17,292
Debentures - 7th Issue – Single series (2) (11)	2021	140.00% of CDI	R$	288,839	-	288,839	578,067
Debentures - 3th Issue – 2nd Series (4)	2021	IPCA + 4.70%	R$	587,956	-	587,956	1,108,945
Debentures - 3th Issue – 3rd Series (4)	2025	IPCA + 5.10%	R$	43,603	991,644	1,035,247	990,893
Debentures - 7th Issue – 1st Series (4)	2024	CDI + 0.45%	R$	541,927	1,350,000	1,891,927	2,164,083
Debentures - 7th Issue – 2nd Series (4)	2026	IPCA + 4.10%	R$	2,783	1,585,141	1,587,924	1,519,042
Debentures – 4th Issue – 1st Series (8)	2022	TJLP+1.82%	R$	9,920	9,709	19,629	30,323
Debentures – 4th Issue – 2nd Series (8)	2022	Selic + 1.82%	R$	4,732	4,357	9,089	13,072
Debentures – 4th Issue – 3th Series (8)	2022	TJLP + 1.82%	R$	11,548	10,259	21,807	34,431
Debentures – 4th Issue – 4th Series (8)	2022	Selic + 1.82%	R$	5,525	5,178	10,703	15,564
Debentures – 4th Issue – 7th Series (8)	2020	TJLP + 1.82%	R$	-	-	-	450
Debentures – 7th Issue – Single series (8)	2023	CDI + 1.50%	R$	20,024	40,000	60,024	80,018
Debentures – 8th Issue – Single series (8)	2031	IPCA + 5,27%	R$	14,043	876,397	890,440	-
(-) Discount on the issuance of debentures (10)				-	(18,300)	(18,300)	(21,606)
(-) Transaction costs				(11,846)	(29,408)	(41,254)	(28,358)
Total, debentures				1,913,726	5,191,825	7,105,551	7,590,205
Total				2,059,315	12,961,243	15,020,558	14,776,031

171

Financing source	Principal maturity	Annual financial cost %	Currency	Parent company
				2020			2019
				Current	Non-current	Total	Total
BRAZILIAN CURRENCY
Sonda (7)	2021	110.00% of CDI	R$	50,008	-	50,008	48,529
(-) Transaction costs				(55)	-	(55)	(277)
Total of loans and financings				49,953	-	49,953	48,252

(1)	Net balance of the Restructured Debt comprising bonds at par and discounted, with balance of R$233,931, less the amounts given as Deposits in guarantee, with balance of R$222,206. Interest rates vary – from 2 to 8% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.
(2)	Cemig Geração e Transmissão;
(3)	Advance of funds to achieve the yield to maturity agreed in the Eurobonds contract.
(4)	Cemig Distribuição;
(5)	Central Eólica Praias de Parajuru;
(6)	Central Eólica Volta do Rio;
(7)	Arising from merger of Cemig Telecom.
(8)	Gasmig; The proceeds from the 8th debenture issue, concluded by Gasmig on September 10, 2020, in the amount of R$850, were used to redeem the Promissory Notes issued on September 26, 2019, with maturity at 12 months, whose proceeds were used in their entirety for payment of the concession grant fee for the gas distribution concession contract.
(9)	FIC Pampulha has financial investments in marketable securities issued by subsidiaries of the Company. For more information on this fund, see Note 31.
(10)	Discount on the sale price of the 2nd series of the Seventh issue of Cemig Distribuição.
(11)	On February 02, 2021, the Company made the mandatory early redemption of this debentures, in the amount of R$264,796, with 20% discount of the funds obtained by the sale of the Company’s interest in Light. For more information about the sale of the Company’s interest in Light, see Note 32.

The debentures issued by the subsidiaries are non-convertible, there are no agreements for renegotiation, nor debentures held in treasury.

There are early maturity clauses for cross-default in the event of non-payment by Cemig GT or by the Company, of any pecuniary obligation with individual or aggregate value greater than R$50 million (“cross default”).

Funding raised - Gasmig

On September 10, 2020 Gasmig concluded its eighth non-convertible debenture issue, for R$850,000, in a single series, with 11-year maturity, monetary updating by the IPCA inflation index, and remuneratory interest of 5.27% per year on the 252 business days basis. The total of the net proceeds was used for the obligatory early redemption of Gasmig’s first Commercial Promissory Note issue, in a single series, totaling R$850,000 on the issue date.

Financing source	Signature date	Principal maturity	Annual financial cost %	Amount
BRAZILIAN CURRENCY
Debentures – 8th Issue – Single series	September, 2020	2031	IPCA+5.27%	850,000
(-)Transactions costs				(24,438)
Total raised				825,562

Guarantees

The guarantees of the debt balance on loans and financing, on December 31, 2020, were as follows:

2020
Promissory notes and Sureties	10,197,166
Guarantee and Receivables	3,453,754
Receivables	112,656
Shares	329,911
Unsecured	927,071
TOTAL	15,020,558

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The composition of loans, financing and debentures, by currency and index, with the respective amortization, is as follows:

Consolidated	2021	2022	2023	2024	2025	2026	Total
Currency
US dollar	60,932	-	-	7,804,752	-	-	7,865,684
Total, currency denominated	60,932	-	-	7,804,752	-	-	7,865,684
Index
IPCA (1)	1,043,057	614,759	247,911	340,706	1,138,430	1,478,224	4,863,087
UFIR/RGR (2)	3,414	3,265	2,379	-	-	-	9,058
CDI (3)	911,055	569,535	560,000	270,000	-	-	2,310,590
URTJ/TJLP (4)	52,758	19,968	-	-	-	-	72,726
Total by index	2,010,284	1,207,527	810,290	610,706	1,138,430	1,478,224	7,255,461
(-)Transaction costs	(11,901)	(791)	(772)	(18,415)	(5,302)	(19,792)	(56,973)
(±)Interest paid in advance	-	-	-	(25,314)	-	-	(25,314)
(-) Discount	-	-	-	-	(9,150)	(9,150)	(18,300)
Overall total	2,059,315	1,206,736	809,518	8,371,729	1,123,978	1,449,282	15,020,558

Parent company	2021	Total
Indexers
CDI (3)	50,008	50,008
Total, governed by indexers	50,008	50,008
(-)Transaction costs	(55)	(55)
Overall total	49,953	49,953

(1) Expanded National Customer Price (IPCA) Index.

(2) Fiscal Reference Unit (Ufir / RGR).

(3) CDI: Interbank Rate for Certificates of Deposit.

(4) Interest rate reference unit (URTJ) / Long-Term Interest Rate (TJLP)

The principal currencies and index used for monetary updating of loans and financings had the following variations:

Currency	Accumulated change in 2020, %	Accumulated change in 2019, %	Indexer	Accumulated change in 2020, %	Accumulated change in 2019, %
US dollar	28.93	4.02	IPCA	4.52	4.31
			CDI	2.77	5.97
			TJLP	(18.31)	(20.20)

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The changes in loans, financing and debentures are as follows:

	Consolidated	Parent company
Balances on December 31, 2018	14,771,828	45,081
Loans and financing obtained	4,510,000	-
(–) Transaction costs	(10,183)	-
Discount in the issues of securities	(23,095)	-
Monetary variation	141,782	-
Exchange rate variation	225,992	-
Financial charges provisioned	1,249,632	2,998
Amortization of transaction cost	37,616	173
Financial charges paid	(1,264,800)	-
Amortization of financing	(4,883,218)	-
Subtotal	14,755,554	48,252
(-) FIC Pampulha - Marketable securities of subsidiary companies	20,477	-
Balances on December 31, 2019	14,776,031	48,252
Liabilities arising from business combination (1)	10,447	-
Initial balances	14,786,478	48,252
Loans and financing obtained	850,000	-
(–) Transaction costs	(24,438)	-
Monetary variation	186,610	-
Exchange rate variation	1,742,494	-
Financial charges provisioned	1,211,104	1,479
Amortization of transaction cost	15,107	222
Financial charges paid (2)	(1,211,772)	-
Amortization of financing	(2,531,026)	-
Reclassification to “Other obligations” (3)	(7,030)	-
Subtotal	15,017,527	49,953
(-) FIC Pampulha - Marketable securities of subsidiary companies	3,031	-
Balances on December 31, 2020	15,020,558	49,953

(1)	Loans arising from business combinations due to the acquisition of the remaining equity interest in Companhia Centroeste de Minas, settled in full in August 2020.
(2)	Withholding income tax on remittance of interest on Eurobonds, in the amount of R$130,296, was offset against PIS/Pasep and Cofins credits.
(3)	Reclassification to Cemig D’s customers (CMM and Serra da Fortaleza).

Borrowing costs, capitalized

Costs of loans directly related to acquisition, construction or production of an asset which necessarily requires a significant time to be concluded for the purpose of use or sale are capitalized as part of the cost of the corresponding asset. All other costs of loans are recorded as finance costs in the period in which they are incurred. Costs of loans include interest and other costs incurred by the Company and its subsidiaries in relation to the loan.

The subsidiaries Cemig D and Gasmig considered the costs of loans and financing linked to construction in progress as construction costs of intangible and concession contract assets, as follows:

	2020	2019
Costs of loans and financing	1,211,104	1,249,632
Financing costs on intangible assets and contract assets (1) (Note 15 and 18)	(33,335)	(22,735)
Net effect in Profit or loss	1,177,769	1,226,897

(1)	The average capitalization rate p.a. in 2020 was 5.39% (6.79% in 2019).
174

The amounts of the capitalized borrowing costs have been excluded from the statement of cash flows, in the additions to cash flow of investment activities, as they do not represent an outflow of cash for acquisition of the related asset.

Restrictive covenants

The Company and its subsidiaries have contracts with financial covenants as follows:

Title - Security	Covenant	Ratio required – Issuer	Ratio required Cemig (guarantor)	Compliance required
7th Debentures Issue Cemig GT (1)	Net debt / (Ebitda + Dividends received)	The following or less: 3.0 in 2020 2.5 in 2021	The following or less: 3.0 in 2020 2.5 in 2021	Semi-annual and annual
Eurobonds Cemig GT (2)	Net debt / Ebitda adjusted for the Covenant (6)	The following or less: 3.0 on Dec. 31, 2020 3.0 on June 30, 2021 2.5 on/after Dec. 31, 2021	The following or less: 3.0 on Dec. 31, 2020 3.0 on June 30, 2021 3.0 on/after Dec. 31, 2021	Semi-annual and annual
7th Debentures Issue Cemig D	Net debt / Ebitda adjusted	Less than 3.5	Less than 3.0	Semi-annual and annual
Debentures GASMIG (3)	Overall indebtedness (Total liabilities/Total assets)	Less than 0.6	-	Annual
	Ebitda / Debt servicing	1.3 or more	-	Annual
	Ebitda / Net finance income (expenses)	2.5 or more	-	Annual
	Net debt / Ebitda	The following or less: 2.5 on/after Dec, 31.2020	-	Annual
8th Debentures Issue Gasmig Single series (4)	EBITDA/Debt servicing Net debt/EBITDA	1.3 or more as of Dec, 31.2020 3.0 or less as of Dec, 31.2020	- -	Annual Annual
Financings Caixa Econômica Federal (CEF) Parajuru and Volta do Rio (5)	Debt servicing coverage index Equity / Total liabilities Share capital subscribed in investee / Total investments made in the project financed	1.20 or more 20.61% or more (Parajuru) 20.63% or more (Volta do Rio) 20.61% or more (Parajuru) 20.63% or more (Volta do Rio)	- - -	Annual (during amortization) Always Always

(1)	7th Issue of Debentures by Cemig GT, as of December 31, 2016, of R$2,240 million.
(2)	In the event of a possible breach of the financial covenants, interest will automatically be increased by 2% p.a. during the period in which they remain exceeded. There is also an obligation to comply with a ‘maintenance’ covenants – that the consolidated debt, shall have a guarantee for debt of 1.75x Ebitda (2.0 as of December 31, 2017); and a ‘damage’ covenant, requiring real guarantee for debt at Cemig GT of 1.5x Ebitda.
(3)	If Gasmig does not achieve the required covenants, it must, within 120 days from the date of notice in writing from BNDES or BNDESPar, constitute guarantees acceptable by the debenture holders for the total amount of the debt, subject to the rules of the National Monetary Council (CMN), unless the required ratios are restored within that period. Certain contractually specified situations can cause early maturity of other debts (cross-default).
(4)	Non-compliance with the financial covenants results in automatic early maturity. If early maturity is declared by the debenture holders, Gasmig must make the payment after receipt of notification.
(5)	The financing contracts with Caixa Econômica Federal for the Praias de Parajuru and Volta do Rio wind power plants have financial covenants with compliance relating to early maturity of the debt remaining balance. Compliance with the debt servicing coverage index is considered to be demandable only annually and during the period of amortization, which begins in July 2020.
(6)	Ebitda is defined as: (i) Profit before interest, income tax and Social Contribution tax on profit; depreciation; and amortization, calculated in accordance with CVM Instruction 527, of October 4, 2012; – less: (ii) non-operational profit; any non-recurring non-monetary credits or gains that increase net profit; any payments in cash made on consolidated basis during the period relating to non-monetary charges that were newly added in the calculation of Ebitda in any prior period; and any non-recurring non-monetary expenses or charges.
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The covenants remain in compliance as of December 31, 2020, with the exception non-compliance with the non-financial covenant of the loan contracts with the CEF of the subsidiaries Central Eólica Praias de Parajuru and Central Eólica Volta do Rio. Thus, exclusively to comply with the requirement of item 69 IAS 1, the Company reclassified R$2,012 to current liabilities, referring to the loans of those subsidiaries, which were originally classified in non-current liabilities. Additionally, the Company assessed the possible consequences arising from this matter in their other contracts for loans, financings and debentures, and concluded that no further adjustments were necessary.

The information on the derivative financial instruments (swaps) contracted to hedge the debt servicing of the Eurobonds (principal, in foreign currency, plus interest), and the Company’s exposure to interest rate risks, are disclosed in Note 31.

23.       REGULATORY CHARGES

	Consolidated
	2020	2019
Liabilities
Global Reversion Reserve (RGR)	27,515	30,494
Energy Development Account (CDE)	64,179	58,327
Regulator inspection fee – ANEEL	3,200	2,620
Energy Efficiency Program	264,952	254,595
Research and development (R&D)	224,632	199,385
Energy System Expansion Research	3,776	3,206
National Scientific and Technological Development Fund	7,557	6,325
Proinfa – Alternative Energy Program	7,435	8,353
Royalties for use of water resources	12,976	9,767
Emergency capacity charge	26,325	26,325
Customer charges – Tariff flags	89,825	16
Others	4,624	4,640
	736,996	604,037

Current liabilities	445,807	456,771
Non-current liabilities	291,189	147,266

24.       POST-EMPLOYMENT OBLIGATIONS

Forluz Pension plan (a Supplementary retirement pension plan)

Cemig and its subsidiaries are sponsors of Forluz – Forluminas Social Security Foundation, a non-profit legal entity whose object is to provide its associates and participants and their dependents with a finance income to complement retirement and pension, in accordance with the pension plan that they are subscribed in.

Forluz provides the following supplementary pension benefit plans available to its participants:

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Mixed Benefit Plan (‘Plan B’): This plan operates as a defined-contribution plan in the fund accumulation phase for retirement benefits for normal time of service, and as a defined-benefit plan for disability or death of participants still in active employment, and for receipt of benefits for time of contribution. The Sponsors match the basic monthly contributions of the participants. This is the only plan open for joining by new participants. The actuarial risks related to Plan B occur only as from the option for the lifetime benefit at the moment of the participant’s retirement. In this specific case the responsibility for the risk of insufficiency of reserves for coverage of the benefits (deficits) is in parity between sponsors and participants.

Funded Benefit Plan (‘Plan A’): This plan includes all currently employed and assisted participants who opted to migrate from the Company’s previously sponsored defined benefit plan, and are entitled to a benefit proportional to those balances. For participants who are still working, this benefit has been deferred to the retirement date The benefit balances of Plan A have the characteristic of lifetime payment, and the responsibility for the risk of insufficiency of reserves to cover the benefits (deficits) is exclusively that of the sponsors.

Cemig, Cemig GT and Cemig D also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees, and contribute to a health plan and a dental plan for the active employees, retired employees and dependents, administered by Cemig Saúde.

Actuarial obligations and recognition in the financial statements

On this Note the Company discloses its obligations and expenses incurred for purposes of the Retirement Plan, Health Plan, Dental Plan and the Life Insurance Plan in accordance with the terms of CPC 33 (R1) /IAS 19 - Employee Benefits, and the independent actuarial opinion issued as of December 31, 2020.

Debt with the pension fund (Forluz)

on December 31, 2020 , the Company and its subsidiaries have recognized an obligation for past actuarial deficits relating to the pension fund in the amount of R$472,559 on December 31, 2020 (R$566,381 on December 31, 2019). This amount has been recognized as an obligation payable by Cemig and its subsidiaries, and will be amortized until June of 2024, through monthly installments calculated by the system of constant installments (known as the ‘Price’ table), and adjusted by the IPCA (Expanded National Customer Price) inflation index (published by the Brazilian Geography and Statistics Institute – IBGE) plus 6% per year. The Company is required to pay this debt even if Forluz has a surplus, thus, the Company maintain recorded the debt in full, and record the effects of monetary updating and interest in finance income (expenses) in the statement of income.

177

Agreement to cover the deficit on Forluz Pension Plan ‘A’

Forluz and the sponsors Cemig, Cemig GT and Cemig D have signed a Debt Assumption Instrument to cover the deficit of Plan A for the years of 2015, 2016 e 2017. On December 31, 2020 the total amount payable by Cemig as a result of the Plan A deficit is R$540,142 (R$550,151 on December, 31, 2019, referring to the Plan A deficits of 2015, 2016 and 2017). The monthly amortizations, calculated by the constant installments system (Price Table), will be paid until 2031 for the 2015 and 2016 deficits, in the amount of R$362,856, and up to 2033 for the 2017 deficit, in the amount of R$177,286. Remuneratory interest applicable to the outstanding balance is 6% p.a., plus the effect of the IPCA. If the plan reaches actuarial surplus before the full period of amortization of the debt, also Company will not be required to pay the remaining installments and the contract will be extinguished.

In December, 2020, in accordance with the applicable legislation, Forluz proposed to Cemig a new Debt Assumption Instrument to be signed, if approved, by Forluz, Cemig, Cemig GT and Cemig D, in accordance with the plan to cover the deficit of Plan A, that occurred in 2019. The total amount to be paid by the Company to cover the deficit is R$160,425, through 166 monthly installments. The remuneration interest rate over the outstanding balance is 6% per year, plus the effect of the IPCA. If the plan reaches actuarial balance before the full period of amortization of the debt, the Company will not be required to pay the remaining installments and the contract will be extinguished.

Actuarial information

Consolidated	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	2020
Present value of obligations	13,308,575	3,319,093	64,324	551,135	17,243,127
Fair value of plan assets	(10,420,081)	-	-	-	(10,420,081)
Initial net liabilities	2,888,494	3,319,093	64,324	551,135	6,823,046
Adjustment to asset ceiling	20,001	-	-	-	20,001
Net liabilities in the statement of financial position	2,908,495	3,319,093	64,324	551,135	6,843,047

Consolidated	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	2019
Present value of obligations	13,285,833	3,102,178	60,504	573,876	17,022,391
Fair value of plan assets	(10,366,512)	-	-	-	(10,366,512)
Initial net liabilities	2,919,321	3,102,178	60,504	573,876	6,655,879
Adjustment to asset ceiling	52,815	-	-	-	52,815
Net liabilities in the statement of financial position	2,972,136	3,102,178	60,504	573,876	6,708,694

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The asset ceiling is the present value of any economic benefits available in the form of restitutions coming from the plan or reductions in future contributions to the plan.

The present value of the liabilities of the pension plan is adjusted to the asset ceiling, which corresponds to the surplus result of Plan B, which has a specific destination allocation under the regulations of the National Private Pension Plans Council (CNPC).

The changes in the present value of the defined benefit obligation are as follows:

Consolidated	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Defined-benefit obligation at December 31. 2018	11,073,328	2,343,799	47,552	427,383	13,892,062
Cost of current service	935	14,109	329	2,555	17,928
Interest on actuarial obligation	963,077	208,235	4,225	38,405	1,213,942
Actuarial losses (gains):
Due to changes in demographic assumptions	6,165	290	15	(55)	6,415
Due to changes in financial assumptions	2,058,532	575,763	11,311	130,034	2,775,640
Due to adjustments based on experience	83,209	91,155	(434)	(14,295)	159,635
	2,147,906	667,208	10,892	115,684	2,941,690
Benefits paid	(899,413)	(131,173)	(2,494)	(10,151)	(1,043,231)
Defined-benefit obligation at December 31. 2019	13,285,833	3,102,178	60,504	573,876	17,022,391
Cost of current service	1,494	20,987	505	3,691	26,677
Interest on actuarial obligation	886,651	215,075	4,216	40,695	1,146,637
Actuarial losses (gains):
Due to changes in demographic assumptions	134,660	394,768	4,147	-	533,575
Due to changes in financial assumptions	(375,170)	(151,843)	(3,869)	(34,374)	(565,256)
Due to adjustments based on experience	288,792	(118,782)	1,633	(22,990)	148,653
	48,282	124,143	1,911	(57,364)	116,972
Benefits paid	(913,685)	(143,290)	(2,812)	(9,763)	(1,069,550)
Defined-benefit obligation at December 31. 2020	13,308,575	,319,093	64,324	551,135	17,243,127

Changes in the fair values of the plan assets are as follows:

Pension plans and retirement supplement plans
Fair value of the plan assets at December 31, 2018	9,062,611
Return on investments	2,003,879
Contributions from employer	199,435
Benefits paid	(899,413)
Fair value of the plan assets at December 31, 2019	10,366,512
Return on investments	756,155
Contributions from employer	211,099
Benefits paid	(913,685)
Fair value of the plan assets at December 31, 2020	10,420,081

The amounts recognized in 2020 and 2019 statement of income are as follows:

Consolidated	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Current service cost	1,494	20,987	505	3,691	26,677
Interest on the actuarial obligation	886,651	215,075	4,216	40,695	1,146,637
Expected return on the assets of the Plan	(682,361)	-	-	-	(682,361)
Expense (recovery of expense) in 2020 according to actuarial calculation	205,784	236,062	4,721	44,386	490,953

179

Consolidated	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Current service cost	935	14,109	329	2,555	17,928
Interest on the actuarial obligation	963,077	208,235	4,225	38,405	1,213,942
Expected return on the assets of the Plan	(767,316)	-	-	-	(767,316)
Expense (recovery of expense) in 2019 according to actuarial calculation	196,696	222,344	4,554	40,960	464,554

Changes in net liabilities were as follows:

Consolidated	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Net liabilities at December 31, 2018	2,169,610	2,343,799	47,552	427,383	4,988,344
Expense recognized in Statement of income	196,696	222,344	4,554	40,960	464,554
Contributions paid	(199,435)	(131,173)	(2,494)	(10,151)	(343,253)
Actuarial losses	805,265	667,208	10,892	115,684	1,599,049
Net liabilities at December 31, 2019	2,972,136	3,102,178	60,504	573,876	6,708,694

Expense recognized in Statement of income	205,784	236,062	4,721	44,386	490,953
Contributions paid	(211,099)	(143,290)	(2,812)	(9,763)	(366,964)
Actuarial losses	(58,326)	124,143	1,911	(57,364)	10,364
Net liabilities at December 31, 2020	2,908,495	3,319,093	64,324	551,135	6,843,047

				2020	2019
Current liabilities				304,551	287,538
Non-current liabilities				6,538,496	6,421,156

Parent company	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Net liabilities at December 31, 2018	357,354	132,188	3,198	16,711	509,451
Expense recognized in Statement of income	32,589	12,255	303	1,649	46,796
Contributions paid	(9,812)	(8,588)	(168)	(406)	(18,974)
Actuarial losses	123,661	47,926	1,504	3,144	176,235
Net liabilities at December 31, 2019	503,792	183,781	4,837	21,098	713,508

Expense recognized in Statement of income	34,794	13,376	360	1,580	50,110
Contributions paid	(10,385)	(8,997)	(176)	(317)	(19,875)
Actuarial losses	(15,264)	12,920	(339)	(2,280)	(4,963)
Net liabilities at December 31, 2020	512,937	201,080	4,682	20,081	738,780

				2020	2019
Current liabilities				25,062	23,747
Non-current liabilities				713,718	689,761

Amounts recorded as current liabilities refer to contributions to be made by Cemig and its subsidiaries in the next 12 months for the amortization of the actuarial liabilities.

The amounts reported as ‘Expense recognized in the Statement of income’ refer to the costs of post-employment obligations, totaling R$438,245 in 2020 (R$408,464 in 2019), plus the finance expenses and monetary updating on the debt with Forluz, in the amounts of R$52,708 in 2020 (R$56,090 in 2019).

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The independent actuary’s estimation for the expense to be recognized for 2021 is as follows:

Consolidated	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Current service cost	1,800	21,048	506	3,245	26,599
Interest on the actuarial obligation	883,788	231,050	4,554	39,303	1,158,695
Expected return on the assets of the Plan	(685,058)	-	-	-	(685,058)
Estimated total expense in 2021 as per actuarial report	200,530	252,098	5,060	42,548	500,236

The expectation for payment of benefits for 2021 is as follows:

Consolidated	Pension plans and retirement supplement plans – Forluz	Health plan	Dental plan	Life insurance	Total
Estimated payment of benefits	928,497	171,735	2,987	17,793	1,121,012

The Company and its subsidiaries Cemig GT and Cemig D have expectation of making contributions to the pension plan in 2021 of R$221,079 for amortization of the deficit of Plan A, and R$81,133 for the Defined Contribution Plan (recorded directly in the Statement of income for the year).

The average maturity periods of the obligations of the benefit plans, in years, are as follows:

Pension plans and retirement supplement plans		Health plan	Dental plan	Life insurance
Plan A	Plan B
11.58	12.81	13.8	15.01	18.66

The main categories plan’s assets, as a percentage of total plan’s assets are as follows:

	Cemig, Cemig GT e Cemig D
	2020	2019
Shares	9.25%	9.51%
Fixed income securities	72.17%	72.28%
Real estate property	3.71%	3.79%
Others	14.87%	14.42%
Total	100.00%	100.00%

The following assets of the pension plan, measured at fair value, are related to the Company:

	2020	2019	2018
Non-convertible debentures issued by the Company and subsidiaries	338,431	398,652	379,786
Shares issued by the Company	4,328	23,852	34,947
Real estate properties of the Foundation, occupied by the Company and subsidiaries	285,293	502,751	662,429
	628,052	925,255	1,077,162

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This table provides the main actuarial assumptions:

	2020
	Pension plans and retirement supplement plans	Health plan and Dental plan	Life insurance
Annual discount rate for present value of the actuarial obligation	6.83%	7.14%	7.25%
Annual expected return on plan assets	6.83%	Not applicable	Not applicable
Long-term annual inflation rate	3.32%	3.32%	3.32%
Estimated future annual salary increases	3.32%	Not applicable	4.56%
General mortality table	AT-2000 M S10% D10%	AT-2000 M S10% D20%	AT-2000 M S10% D20%
Disability table	Not applicable	Álvaro Vindas D30%	Álvaro Vindas D30%
Disabled mortality table	AT-49 M	MI-85 F	MI-85 F
Real growth of contributions above inflation (1)	-	1%	-
(1)	Starting in 2018, Company adopted the assumption of real growth of the contributions above inflation at the rate of 1% p.a.

	2019
	Pension plans and retirement supplement plans	Health plan and Dental plan	Life insurance
Annual discount rate for present value of the actuarial obligation	6.87%	7.09%	7.19%
Annual expected return on plan assets	6.87%	Not applicable	Not applicable
Long-term annual inflation rate	3.61%	3.61%	3.61%
Estimated future annual salary increases	3.61%	Not applicable	4.85%
General mortality table	AT-2000 M S10% D10%	AT-2000 M S10% D20%	AT-2000 M S10% D20%
Disability table	Not applicable	Álvaro Vindas D30%	Álvaro Vindas D30%
Disabled mortality table	AT-49 M	MI-85 F	MI-85 F
Real growth of contributions above inflation	-	1%	-
(1)	Starting in 2018, Company adopted the assumption of real growth of the contributions above inflation at the rate of 1% p.a.

Below is a sensitivity analysis of the effects of changes in the main actuarial assumptions used to determine the defined-benefit obligation at December 31, 2020:

Effects on the defined-benefit obligation	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Reduction of one year in the mortality table	336,386	79,475	1,328	(15,226)	401,963
Increase of one year in the mortality table	(337,866)	(79,948)	(1,341)	16,183	(402,972)
Reduction of 1% in the discount rate	1,512,761	482,913	10,160	110,852	2,116,686

In the presentation of the sensitivity analysis, the present value of the defined-benefit obligation was calculated using the Unit Projected Credit method, the same method used to calculate the defined-benefit obligation recognized in the Statement of financial position.

The Company has not made changes in the methods used to calculate its post-employment obligations for the years ended December 31, 2020 and 2019.

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25.   PROVISIONS

Company and its subsidiaries are involved in certain legal and administrative proceedings at various courts and government bodies, arising in the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

Actions in which the Company and its subsidiaries are defendant

Company and its subsidiaries recorded provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company’s management and its legal advisors, the chances of loss are assessed as ‘probable’ (i.e. an outflow of funds to settle the obligation will be necessary), as follows:

Consolidated	2019	Additions	Reversals	Settled (1)	Provisions arising from business combination (2)	2020
Labor	497,320	106,594	(60,267)	(116,132)	-	427,515
Civil
Customer relations	18,314	21,806	(45)	(17,986)	-	22,089
Other civil actions	17,767	21,361	-	(6,633)	-	32,495
	36,081	43,167	(45)	(24,619)	-	54,584
Tax	1,260,441	113,312	(38,625)	(40,841)	-	1,294,287
Regulatory	36,789	16,473	(857)	(745)	-	51,660
Others	57,433	13,424	(7,364)	(2,233)	3,131	64,391
Total	1,888,064	292,970	(107,158)	(184,570)	3,131	1,892,437

(1)	This includes the amount of R$38,740, corresponding to the reversal of the contingency provisions relating to ICMS credits, recognized as recoverable taxes, due to a final judgment, against which there is no further appeal, in favor of the subsidiary Gasmig, on June 9, 2020.
(2)	On January 13, 2020, the Company obtained the Centroeste control, which is consolidated as of 2020 first quarter. More details see Note 16.

Consolidated	2018	Additions	Reversals	Settled	2019
Labor	456,889	179,913	(43,766)	(95,716)	497,320
Civil
Customer relations	18,876	20,642	(795)	(20,409)	18,314
Other civil actions	29,011	16,119	(12,286)	(15,077)	17,767
	47,887	36,761	(13,081)	(35,486)	36,081
Tax	51,894	1,236,419	(8,314)	(19,558)	1,260,441
Regulatory	36,691	2,368	(590)	(1,680)	36,789
Others	47,310	13,752	(2,519)	(1,110)	57,433
Total	640,671	1,469,213	(68,270)	(153,550)	1,888,064

Parent company	2019	Additions	Reversals	Settled	2020
Labor	42,178	17,226	(14,004)	(17,248)	28,152
Civil
Customer relations	547	398	(1)	(394)	550
Other civil actions	1,256	2,198	-	(276)	3,178
	1,803	2,596	(1)	(670)	3,728
Tax	161,413	10,794	(819)	(764)	170,624
Regulatory	17,211	1,482	(84)	(3)	18,606
Others	822	523	-	(70)	1,275
Total	223,427	32,621	(14,908)	(18,755)	222,385
183

Parent company	2018	Additions	Reversals	Settled	2019
Labor	32,807	17,663	(2,266)	(6,026)	42,178
Civil
Customer relations	931	267	(390)	(261)	547
Other civil actions	759	1,041	(531)	(13)	1,256
	1,690	1,308	(921)	(274)	1,803
Tax	11,269	178,351	(6,816)	(21,391)	161,413
Regulatory	17,180	476	(175)	(270)	17,211
Others	1,258	179	(615)	-	822
Total	64,204	197,977	(10,793)	(27,961)	223,427

The Company and its subsidiaries’ management, in view of the extended period and the Brazilian judiciary, tax and regulatory systems, believes that it is not practical to provide information that would be useful to the users of these financial statements in relation to the the timing of any cash outflows, or any possibility of reimbursements, might occur.

The Company and its subsidiaries believe that any disbursements in excess of the amounts provisioned, when the respective claims are completed, will not significantly affect the Company and its subsidiaries’ result of operations or financial position.

The details on the main provisions and contingent liabilities are provided below, with the best estimation of expected future disbursements for these contingencies:

Provisions, made for legal actions in which the chances of loss have been assessed as ‘probable’ and contingent liabilities, for actions in which the chances of loss are assessed as ‘possible’

Labor claims

Company and its subsidiaries are involved in various legal claims filed by its employees and by employees of service providing companies. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such items on a supplementary retirement plan. In addition to these actions, there are others relating to outsourcing of labor, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments.

The aggregate amount of the contingency is approximately R$1,386,147 (R$1,678,903 at December 31, 2019), of which R$427,515 (R$497,302 at December 31, 2019) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

Alteration of the monetary updating index of employment-law cases

In December 2020 the Federal Supreme Court gave partial judgment in favor of two actions for declaration of constitutionality, and ruled that monetary adjustment applied to employment-law liabilities should be by the IPCA-E index until the stage of service of notice in a legal action, and thereafter by application of the Selic rate, and the Reference Rate (TR) is not applicable to any employment-law obligations as well. The effects of this decision were modulated as follows:

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§	payments already made in due time and in the appropriate manner, using application of the TR, the IPCA-E or any other indexer, will remain valid and may not be the subject of any further contestation;
§	actions in progress that are at the discovery phase, should be subject to backdated application of the Selic rate, on penalty of future allegation of non-demandability of judicial title based on an interpretation contrary to the position of the Supreme Court; and;
§	the judgment is automatically applicable to actions in which final judgment has been given against which there is no appeal, provided that there is no express submission in relation to the monetary adjustment indices and interest rates; and this also applies to cases of express omission, or simple consideration of following the legal criteria.

Customers claims

Company and its subsidiaries are involved in various civil actions relating to indemnity for moral injury and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$142,481 (R$67,771 at December 31, 2019), of which R$22,089 (R$18,314 at December 31, 2019) has been recorded – this being the probable estimate for funds needed to settle these disputes.

Other civil proceedings

Company and its subsidiaries are involved in various civil actions claiming indemnity for moral and material damages, among others, arising from incidents occurred in the normal course of business, in the amount of R$359,122 (R$299,921 at December 31, 2019), of which R$32,495 (R$17,767 at December 31, 2019) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

Tax

Company and its subsidiaries are involved in numerous administrative and judicial claims actions relating to taxes, including, among other matters, subjects relating to the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU); the Rural Property Tax (ITR); the Tax on Donations and Legacies (ITCD); the Social Integration Program (Programa de Integração Social, or PIS); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins); Corporate Income tax (Imposto de Renda Pessoa Jurídica, or IRPJ); the Social Contribution (Contribuição Social sobre o Lucro Líquido, or CSLL); and motions to tax enforcement. The aggregate amount of this contingency is approximately R$166,348 (R$203,872 at December 31, 2019), of which R$13,505 (R$42,999 at December 31, 2019) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

185

In addition to the issues above the Company and its subsidiaries are involved in various proceedings on the applicability of the IPTU Urban Land Tax to real estate properties that are in use for providing public services. The aggregate amount of the contingency is approximately R$84,525 (R$78,883 at December 31, 2019). Of this total, R$3,844 has been recognized (R$4,002 at December 31, 2019) – this being the amount estimated as probably necessary for settlement of these disputes. The company has been successful in its efforts to have its IPTU tax liability suspended, winning judgments in favor in some cases – this being the principal factor in the reduction of the total value of the contingency.

Social Security contributions on profit sharing payments

The Brazilian tax authority (Receita Federal) has filed administrative and court proceedings against the Company, relating to social security contributions on the payment of profit shares to its employees over the period 1999 to 2016, alleging that the Company did not comply with the requirements of Law 10,101/2000 on the argument that it did not previously establish clear and objective rules for the distribution of these amounts. In August 2019, the Regional Federal Court of the First Region published a decision against the Company on this issue. As a result the Company, based on the opinion of its legal advisers, reassessed the chances of loss from ‘possible’ to ‘probable’ for some portions paid as profit-sharing amounts, maintaining the classification of the chance of loss as 'possible' for the other portions, since it believes that it has arguments on the merit for defense and/or because it believes that the amounts questioned are already within the period of limitation.

The amount of the contingencies is approximately R$1,520,054 (R$1,450,963 on December 31, 2019), of which R$1,275,808 has been provisioned in 2020 (R$1,213,440 on December 31, 2019), this being the estimate of the probable amount of funds to settle these disputes.

Non-homologation of offsetting of tax credit

The federal tax authority did not ratify the Company’s declared offsetting, in Corporate income tax returns, of carry-forwards and undue or excess payment of federal taxes – IRPJ, CSLL, PIS/Pasep and Cofins – identified by official tax deposit receipts (‘DARFs’ and ‘DCTFs’). The Company and it’s subsidiaries is contesting the non-homologation of the amounts offset. The amount of the contingency is R$202,975 (R$160,277 at December 31, 2019), of which R$1,130, has been provisioned, since the relevant requirements of the National Tax Code (CTN) have been complied with.

186

Regulatory

The Company is involved in numerous administrative and judicial proceedings, challenging, principally: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of energy; and (iii) the tariff increase made during the federal government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. The aggregate amount of the contingency is approximately R$345,475 (R$280,293 at December 31, 2019), of which R$51,660 (R$36,789 at December 31, 2019) has been recorded as provision – the amount estimated as probably necessary for settlement of these disputes.

Other legal actions in the normal course of business

Breach of contract – Power line pathways and accesses cleaning services contract

The Company and its subsidiaries are involved in disputes alleging losses suffered as a result of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. The amount recorded is R$46,312 (R$40,762 at December 31, 2019), this being estimated as the likely amount of funds necessary to settle this dispute.

‘Luz Para Todos’ Program

The Company is a party in disputes alleging losses suffered by third parties as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as the ‘Luz Para Todos’. The estimated amount of the contingency is approximately R$356,236 (R$321,567 on December 31, 2019). Of this total, R$687 (R$4,002 on December 31, 2019) has been provisioned the amount estimated as probably necessary for settlement of these disputes.

Other legal proceedings

Company and its subsidiaries are involved as plaintiff or defendant, in other less significant claims, related to the normal course of their operations including: environmental matters; provision of cleaning service in power line pathways and firebreaks, removal of residents from risk areas; and indemnities for rescission of contracts, on a lesser scale, related to the normal course of its operations, with an estimated total amount of R$621,398 (R$451,941 at December, 31, 2019), of which R$17,392 (R$12,614 at December, 31, 2019), the amount estimated as probably necessary for settlement of these disputes - has been provisioned.

Contingent liabilities – loss assessed as ‘possible’

Taxes and contributions

The Company and its subsidiaries are involved in numerous administrative and judicial proceedings in relation to taxes. Below are details of the main claims:

Indemnity of employees’ future benefit (the ‘Anuênio’)

187

In 2006 the Company and its subsidiaries paid an indemnity to its employees, totaling R$177,686, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The Company and its subsidiaries did not pay income tax and Social Security contributions on this amount because it considered that those obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine, the Company obtained an injection, which permitted to make an escrow deposit of R$121,834, which updated now represents the amount of R$285,836 (R$282,071 at December 31, 2019). The updated amount of the contingency is R$294,613 (R$289,086 at December 31, 2019) and, based on the arguments above, management has classified the chance of loss as ‘possible’.

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal) has filed administrative proceedings related to various matters: employee profit sharing; the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT); education benefit; food benefit; Special Additional Retirement payment; overtime payments; hazardous occupation payments; matters related to Sest/Senat (transport workers’ support programs); and fines for non-compliance with accessory obligations. The Company and its subsidiaries have presented defenses and await judgment. The amount of the contingency is approximately R$110,436 (R$112,311 at December 31, 2019). Management has classified the chance of loss as ‘possible’, also taking into account assessment of the chance of loss in the judicial sphere, (the claims mentioned are in the administrative sphere), based on the evaluation of the claims and the related case law.

Income tax withheld on capital gain in a shareholding transaction

The federal tax authority issued a tax assessment against Cemig as a jointly responsible party with its jointly-controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to withholding income tax (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a shareholding transaction relating to the purchase by Parati, and sale, by Enlighted, at July 7, 2011, of 100.00% of the equity interests in Luce LLC (a company with head office in Delaware, USA), holder of 75.00% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is approximately R$234,113 (R$229,906 at December 31, 2019), and the loss has been assessed as ‘possible’.

188

The social contribution tax on net income (CSLL)

The federal tax authority issued a tax assessment against the Company and its subsidiaries for the years of 2012 and 2013, alleging undue non-addition, or deduction, of amounts relating to the following items in calculating the social contribution tax on net income: (i) taxes with liability suspended; (ii) donations and sponsorship (Law 8,313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$425,023 (R$400,075 at December 31, 2019). The Company has classified the chances of loss as ‘possible’, in accordance with the analysis of the case law on the subject.

ICMS (local state value added tax)

From December 2019 to March 2020 the Tax Authority of Minas Gerais State issued infraction notices against the subsidiary Gasmig, in the total amount of R$55,204, relating to reduction of the calculation base of ICMS tax in the sale of natural gas to its customers over the period from December 2014 to December 2015, alleging a divergence between the form of calculation used by Gasmig and the opinion of that tax authority.

The claims comprises: principal of R$17,047, penalty payments of R$27,465 and interest of R$10,692. Considering that the State of Minas Gerais, over a period of more than 25 years, has never made any allegations against the methodology of calculation by the Company, Management and Company’s legal advisors, believe that there is a defense under Article 100, III of the National Tax Code, which removes claims for penalties and interest; and that the contingency for loss related to these amounts is ‘remote’. In relation to the argument on the difference between the amount of ICMS tax calculated by Gasmig and the new interpretation by the state tax authority, the probability of loss was considered ‘possible’. On December 31, 2020 the amount of the contingency for the period relating to the rules on expiry by limitation of time is R$107,000.

Regulatory matters

Public Lighting Contribution (CIP)

Cemig and Cemig D are defendants in several public civil claims (class actions) requesting nullity of the clause in the Electricity Supply Contracts for public illumination signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed error by Cemig in the estimation of the period of time that was used in calculation of the consumption of energy for public illumination, funded by the Public Lighting Contribution (Contribuição para Iluminação Pública, or CIP).

The Company believes it has arguments of merit for defense in these claims, since the charge at present made is grounded on Aneel Normative Resolution 456/2000. As a result it has not constituted a provision for this action, the amount of which is estimated at R$1,072,398 (R$959,269 at December 31, 2019). The Company has assessed the chances of loss in this action as ‘possible’, due to the Customer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because Cemig complied with Aneel Resolutions 414 and 456, which deal with the subject.

189

Accounting of energy sale transactions in the PowerTrading Chamber (CCEE)

In a claim dating from August 2002, AES Sul Distribuidora challenged in the court the criteria for accounting of energy sale transactions in the wholesale energy market (Mercado Atacadista de Energia, or MAE) (predecessor of the present Power Trading Chamber – Câmara de Comercialização de Energia Elétrica, or CCEE), during the period of rationing. It obtained a favorable interim judgment on February 2006, which ordered the regulator (Aneel), working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, not considering the regulator (Aneel) Dispatch 288 of 2002.

This should take effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig GT, related to the expense on purchase of energy in the spot market on the CCEE, in the approximate amount of R$376,228 (R$343,469 at December 31, 2019). On November 9, 2008 Cemig GT obtained an interim decision in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF) suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE. Cemig GT has classified the chance of loss as ‘possible’, since this action deals with the General Agreement for the Electricity Sector, in which the Company has the full documentation to support its arguments.

Tariff increases

Exclusion of customers classified as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and the regulator (Aneel), to avoid exclusion of customers from classification in the Low-income residential tariff sub-category, requesting an order for Cemig D to pay twice the amount paid in excess by customers. A decision was given in favor of the plaintiffs, but the Company and the regulator (Aneel) have filed an interlocutory appeal and await judgment. The amount of the contingency is approximately R$356,907 (R$326,719 at December 31, 2019). Cemig D has classified the chances of loss as ‘possible’ due to other favorable decisions on this matter.

190

Environmental claims

Impact arising from construction of power plants

The Public Attorneys of Minas Gerais State, together with an association and individuals, have brought class actions requiring Cemig GT to invest, since 1997, at least 0.5% of the annual gross operating revenue of the Emborcação, Pissarrão, Funil, Volta Grande, Poquim, Paraúna, Miranda, Nova Ponte, Rio de Pedras and Peti plants in environmental protection and preservation of the water tables of the counties where these power plants are located, and proportional indemnity for allegedly irrecoverable environmental damage caused, arising from omission to comply with Minas Gerais State Law 12,503/1997. In May, 2020, the Federal Supreme Court (STF) declared unconstitutional the rule from the state that requires the investment of a portion of the revenue from the distribution agent’s in the protection and preservation of water resources, since it characterizes undue State intervention in the concession contract for the exploitation of the energy use of watercourse, which is compentence of the Union. As a result, the Company reassessed the probability of loss to remote, in the amount of R$186,064 on December 31, 2020 (R$165,299 at December 31, 2019).

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. Cemig GT, based on the opinion of its legal advisers in relation to the changes that have been made in the new Forest Code and in the case law on this subject, Cemig GT has classified the chance of loss in this dispute as ‘possible’. The estimated value of the contingency is R$105,552 (R$95,215 at December 31, 2019).

Other contingent liabilities

Early settlement of the CRC (Earnings Compensation) Account

The Company is involved in an administrative proceeding at the Audit Court of the State of Minas Gerais which challenges: (i) a difference of amounts relating to the discount offered by Cemig for early repayment of the credit owed to Cemig by the State under the Receivables Assignment Contract in relation to the CRC Account (Conta de Resultados a Compensar, or Earnings Compensation Account) – this payment was completed in the first quarter of 2013; and also (ii) possible undue financial burden on the State after the signature of the Amendments that aimed to re-establish the economic and financial balance of the Contract. The amount of the contingency is approximately R$448,066 (R$425,927 at December 31, 2019), and, based on the Opinion of the Public Attorneys’ Office of the Audit Board of the State of Minas Gerais (Tribunal de Contas), the Company believes that it has met the legal requirements. Thus, it has assessed the chances of loss as ‘possible’, since it believes that the adjustment was made in faithful obedience to the legislation applicable to the case.

191

Contractual imbalance

Cemig D is party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$167,168 (R$148,904 at December 31, 2019). Cemig D has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

Renova: Application to override corporate identity

A receivables investment fund filed an application for Override of Legal Identity (Incidente de Desconsideração da Personalidade Jurídica – IDPJ) in relation to certain companies of the Renova group, aiming to include some shareholders of Renova, including the Company and its subsidiary Cemig GT, as defendants jointly and severally liable. The amount involved in this dispute is estimated at R$76,005 at December 31, 2020. The chances of loss have been assessed as ‘possible’.

26.       EQUITY AND REMUNERATION TO SHAREHOLDERS

a)	Share capital

As of December 31, 2020, the Company’s issued and share capital is R$7,593,763 (R$7,293,763 as of December 31, 2019), represented by 507,670,289 common shares and 1,011,082,312 preferred shares (487,614,213 common shares and 971,138,388 preferred shares in December 31, 2019), both of them with nominal value of R$5.00 (five Reais), as follows:

Shareholders	Number of shares on December 31, 2020
	Common	%	Preferred	%	Total	%
State of Minas Gerais	258,738,711	51	11,788	-	258,750,499	17
Other entities of Minas Gerais State	20,713	-	7,442,037	1	7,462,750	-
FIA Dinâmica Energia S.A.	114,172,677	22	43,975,272	4	158,147,949	10
BNDES Participações	56,578,175	11	27,299,432	3	83,877,607	6
BlackRock	-	-	153,689,970	15	153,689,970	10
Others
In Brazil	55,717,246	11	212,704,725	21	268,421,971	18
Foreign shareholders	22,442,767	5	565,959,088	56	588,401,855	39
Total	507,670,289	100	1,011,082,312	100	1,518,752,601	100

Shareholders	Number of shares on December 31, 2019
	Common	%	Preferred	%	Total	%
State of Minas Gerais	248,516,953	51	11,323	-	248,528,276	17
Other entities of Minas Gerais State	19,896	-	1,411,276	-	1,431,172	-
FIA Dinâmica Energia S.A.	48,700,000	10	55,133,744	6	103,833,744	7
BNDES Participações	54,342,992	11	26,220,938	3	80,563,930	6
Others
In Brazil	101,170,317	21	328,982,856	34	430,153,173	29
Foreign shareholders	34,864,055	7	559,378,251	57	594,242,306	41
Total	487,614,213	100	971,138,388	100	1,458,752,601	100

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The Company’s Share Capital may be increased by up to a limit of 10% (ten percent) of the share capital set in the by-laws, without need for change in the by-laws and upon decision of the Board of Directors, having previously heard statement of opinion issued by the Fiscal Council.

Capital increase

The Annual General Meeting held on July, 31, 2020 approved Management's proposal for allocation of the profits for 2019, published in the 2019 financial statements, and a capital increase from R$7,293,763 to R$7,593,763 as per Article 199 of the Brazilian Corporate Law (Law 6,404/76), since the profit reserves at December 31, 2019 (excluding tax-incentive amounts) exceeded the share capital, by R$536,646.

The capital increase was made through the issuance of 60,000,000 new shares, of which 20,056,076 were common shares and 39,943,924 preferred shares, by capitalization of R$300,000 from profit reserves, and as a result, a share bonus of 4.11% in new shares was issued to shareholders, of the same type as those held, and with nominal unit value of R$5.00.

b)	Earnings per share

The number of shares included in the calculation of basic and diluted earnings, considering the new shares issued, is described in the table below. The comparative information for 2019 and 2018 was adjusted retrospectively in order to reflect the capital increase.

Number of shares	2020	2019
Common shares already paid up	507,670,289	507,670,289
Shares in treasury	(71)	(71)
Total common shares	507,670,218	507,670,218

Preferred shares already paid up	1,011,082,312	1,011,082,312
Shares in treasury	(583,709)	(583,709)
Total preferred shares	1,010,498,603	1,010,498,603
Total	1,518,168,821	1,518,168,821

Basic and diluted earnings per share

The Company’s preferred shares carry the right to a minimum mandatory dividend, as shown in more detail in item ‘e’.

The purchase and sale options of investments described in Note 32 could potentially dilute basic earning per share in the future; however, they have not caused dilution of earning per share in the periods presented.

The calculation of basic and diluted earnings per share is as follows:

193

	2020	2019 (Restated)
Net income for the year attributed to equity holders of the parent	2,864,110	3,193,678

Minimum mandatory dividend from net income for the year - preferred shares	986,516	508,639
Net income for the year not distributed - preferred shares	919,835	1,617,073
Total earnings - preferred shares (A)	1,906,351	2,125,712

Minimum mandatory dividend from net income for the year - common shares	495,630	255,542
Net income for the year not distributed - common shares	462,129	812,424
Total earnings - common shares (B)	957,759	1,067,966

Basic and diluted earnings per preferred share (A / number of preferred shares)	1.89	2,10
Basic and diluted earnings per common share (B / number of common shares)	1.89	2.10

	2020	2019 (Restated)
Net income for the year from continuing operations attributed to equity holders of the parent	2,864,110	3,193,678

Minimum mandatory dividend from net income for the year from continuing operations – preferred shares	986,516	508,639
Net income for the year from continuing operations not distributed – preferred shares	919,835	1,617,073
Total earnings from continuing operations - preferred shares (A.1)	1,906,351	2,125,712

Minimum mandatory dividend from net income for the year from continuing operations - common shares	495,630	255,542
Net income for the year from continuing operations not distributed – common shares	462,129	812,424
Total earnings from continuing operations - common shares (B.1)	957,759	1,067,966

Basic and diluted earnings from continuing operations per preferred share (A.1 / number of preferred shares)	1.89	1.95
Basic and diluted earnings from continuing operations per common share (B.1 / number of common shares)	1.89	1.95

Considering that each class of share participates equally in the profit reported, the earning per share in the fiscal years ended in December 31, 2020 and 2019 were, respectively, R$1.89 and R$2.10. These figures are calculated based on the Company’s number of shares on December 31, 2020, adjusting the earning per share of the comparative fiscal years.

c)	Equity valuation adjustments

Consolidated	2020	2019
Adjustments to actuarial liabilities – Employee benefits	(340,327)	(343,602)
Subsidiaries, jointly-controlled entities and affiliated company
Adjustments to actuarial liabilities – Employee benefits	(2,660,312)	(2,650,198)
Deemed cost of PP&E	569,429	586,379
Translation adjustments	362	362
Others	(575)	139
	(2,091,096)	(2,063,318)
Equity valuation adjustments	(2,431,423)	(2,406,920)

The adjustments to post-employment benefit obligations comprise gains or losses resulting from re-measurements of the net defined-benefit obligation, in accordance with the actuarial report.

The amounts recorded as deemed cost of the generation assets represents its fair value determined using the replacement cost at initial adoption of IFRS on January 1, 2009. The valuation of the generation assets resulted in an increase in their book value, recorded in a specific line in Equity, net of the tax effects. These values are being realized based on the depreciation of the assets.

194

d)	Reserves

Capital reserves

	2020	2019
Investment-related donations and subsidies	1,856,628	1,856,628
Goodwill on issuance of shares	394,448	394,448
Inflation adjustment of capital	7	7
Shares in treasury	(1,362)	(1,362)
	2,249,721	2,249,721

The Reserve for investment-related donations and subsidies basically refers to the compensation by the Federal Government for the difference between the profitability obtained by Cemig up to March 1993 and the minimum return guaranteed by the legislation in effect at the time.

The reserve for treasury shares refers to the pass-through by Finor of shares arising from funds applied in Cemig projects in the area covered by Sudene (the development agency for the Northeast) under tax incentive programs.

Profit reserves

	2020	2019 (Restated)
Legal reserve	995,332	853,018
Statutory reserve	57,215	57,215
Retained earnings reserve	6,650,741	5,500,330
Unrealized earnings reserve	834,603	834,603
Incentive tax reserve	102,868	85,039
Reserve for mandatory dividends not distributed	1,419,846	1,419,846
	10,060,605	8,750,051

Legal reserve

Constitution of the legal reserve is mandatory, up to the limits established by law. The purpose of the reserve is to ensure the security of the share capital, its use being allowed only for offsetting of losses or increase capital. This reserve constitution corresponds to 5% of the net income for the year, less the amount allocated to incentive tax reserve.

Statutory reserve

The reserve under the By-laws is for future payment of extraordinary dividends, in accordance with Article 28 of the by-laws.

Retained earnings reserve

Retained earnings reserves refers to profits not distributed in prior years, to guarantee execution of the Company’s Investment Program, and amortization of loans and financing. The retentions are supported by capital budgets approved by the Board of Directors in the respective years.

195

Unrealized earnings reserve

The Brazilian corporate law nº 6,404/76 allows the Company to create the unrealized profit reserve when the mandatory dividend, calculated as required by the Bylaws terms, exceeds the amount of the realized portion of the net income for the year.

In 2020, Company presented a positive net share of profit of subsidiaries, jointly-controlled entities and affiliates of R$2,704,326, which can be regarded as unrealized portion of net income for the year, in accordance with the Brazilian corporate law.

Additionally, the above does not apply to the payment of the minimum mandatory dividends on preferred shares, which are required to be paid in full for an amount of R$505,541 as described in further details in f) below. In addition, since the creation of the Unrealized Earnings Reserve is optional, Management decided to propose the same proportion of dividend payment to shareholders owning common shares, considering Company’s expected financial capacity.

The outstanding balance of the Unrealized Earnings Reserve will remain R$834,603, considering the reversal of the reserve recorded in 2019 and the creation of a new one in 2020, in the same amount.

The Unrealized Earnings Reserve amounts can only be used to pay mandatory dividends. Hence, when the Company realizes such profits in cash, it must distribute the corresponding dividend in the subsequent period, after offsetting of any losses in subsequent years.

Incentives tax reserve

The subsidiaries Cemig D and Cemig GT have a right to 75% reduction in income tax, including the tax paid at the additional rate, calculated on the basis of the operating profit in the region of Sudene (the Development Agency for the Northeast), for 10 years starting in 2014. The amount of the incentive recognized in the Statement of income was R$17,829 in 2020 (R$18,256 in 2019), and it was subsequently transferred to the incentives tax reserve. The amount of the tax incentives reserve on December 31, 2020 was R$102,868 (R$85,039 at December 31, 2019). This reserve cannot be used for payment of dividends.

Reserve for mandatory dividends not distributed

2020
Dividends withheld, arising from the net income of 2015	622,530
Dividends withheld, arising from the net income of 2014	797,316
1,419,846

These dividends were retained in Equity, in years 2015 and 2014, in the account Reserve for mandatory dividends not distributed; and as per the proposal approved in the Annual General Meetings of 2016 and 2015, the dividends retained will be paid as soon as the Company’s financial situation permits. The Company's Management, in view of the uncertainties present in the current macroeconomic scenario and the estimated cash requirement for the nex year, concluded that the financial situation does not yet allow the payment of these retained dividends.

196

e)	Rights and preferences of the common and preferred shares

Every holder of Cemig common shares has the right to vote in an election for members of our Board of Directors. Under the Brazilian Corporate Law, any shareholder holding at least 5% of Cemig’s common shares in circulation may request adoption of a multiple vote procedure, which confers upon each share a number of votes equal to the present number of members of the Board of Directors and gives the shareholder the right to accumulate his or her votes in one sole candidate, or distribute them among several.

Under the Brazilian Corporate Law, holders of preferred shares representing at least 10% of Cemig’s share capital, and also holders of common shares representing at least 15% of its share capital (other than the controlling shareholder) have the right to appoint a member of the Board of Directors and his or her respective substitute member in a separate election. If none of the holders of common or preferred shares qualifies under the minimum limits specified above, shareholders representing, in the aggregate, a minimum of 10% of the share capital may combine their holdings to elect a member of the Board of Directors, and that member’s substitute member.

Under Article 171 of the Corporate Law, every shareholder has a generic right of first refusal in subscription of new shares, or securities convertible into shares, issued in any capital increase, in proportion to their percentage shareholding, except in the event of exercise of any option to acquire shares in our share capital. Shareholders are required to exercise their right of first refusal within 30 days from publication of the notice of increase of capital. Every holder of Cemig preferred shares has preference in the event of share redemption.

The dividend rights of the preferred and common shares are described below:

f)	Dividends

Under the by-laws, if the Company is able to pay dividends higher than the mandatory minimum dividends required for the preferred Shareholders, and the remaining net income is sufficient to offer equal dividends for both the common and preferred shares, then the dividends per share will be the same for the holders of common shares and preferred shares. Dividends declared are paid in two equal installments, the first by June 30 and the second by December 30, of the year following the generation of the profit to which they refer. The Executive Board decides the location and processes of payment, subject to these periods.

197

Under its by-laws, Cemig is required to pay to its shareholders, as mandatory dividends, 50% of the net income of each year.

The preferred shares have preference in the event of reimbursement of capital and participate in profits on the same conditions as the common shares have the right, when there is net income, to a minimum annual dividends equal to the greater of:

(a) 10% of their par value, and

(b) 3% of the portion of equity that they represent.

Under its by-laws, Cemig’s shares held by private individuals and issued up to August 5, 2004 have the right to a minimum dividend of 6% per year on their par value in all years when Cemig does not obtain sufficient profits to pay dividends to its Shareholders. This guarantee is given by the State of Minas Gerais by Article 9 of State Law 828 of December 14, 1951 and by State Law 15,290 of August 4, 2004.

Calculation of the minimum dividends proposed

The calculation of the minimum dividends proposed for distribution to Shareholders considering the unrealized profit assumption, as mentioned in the previous paragraph, is as follows:

	2020	2019
Calculation of Minimum Dividends required by the By-laws for the preferred shares
Nominal value of the preferred shares	5,055,412	4,855,692
	5,055,412	4,855,692
Percentage applied to the nominal value of the preferred shares	10.00%	10.00%
Amount of the dividends by the first payment criterion	505,541	485,569

Equity	17,472,666	15,886,615
Preferred shares as a percentage of Equity (net of shares held in Treasury)	66.56%	66.56%
Portion of Equity represented by the preferred shares	11,629,806	10,574,131
Percentage applied to the portion of Equity	3.00%	3.00%
Amount of the dividends by the second payment criterion	348,894	317,224

Minimum Dividends required by the Bylaws for the preferred shares	505,541	485,569

Calculation of the Minimum Dividend under the by-laws based on the net income for the year
Mandatory dividend
Net income for the year	2,864,110	3,127,398
	50.00%	50.00%
Mandatory dividends – 50% of Net income	1,432,055	1,563,699
Unrealized earnings reserve	(834,603)	(834,603)
Reversal of the unrealized earnings reserve of 2019	834,603	-
Withholding income tax on Interest on equity	50,091	35,085
	1,482,146	764,181
Dividends recorded, as specified in the by-laws
Interest on Equity	553,488	400,000
Ordinary dividends	928,658	364,181
	1,482,146	764,181
198

Total dividends for the preferred shares	986,516	508,639
Total dividends for the common shares	495,630	255,542

Unit value of dividends – R$
Minimum dividends required by the by-laws for the preferred shares	0.50	0.50
Mandatory dividends (including withholding income tax on Interest on Equity)	0.98	0.52
Dividends proposed: Common (ON) shares	0.98	0.52
Dividends proposed: Preferred (PN) shares	0.98	0.52

This table provides the changes on dividends and interest on capital payable:

	Consolidated	Parent company
Balances at December, 31, 2018	863,703	861,420
Proposed dividends	764,181	764,181
Dividends proposed for non-controlling shareholder.	727	-
Tax withheld at source on Interest on Equity	(35,085)	(35,085)
Dividends retained – Minas Gerais state government (Note 11)	(147,798)	(147,798)
Dividends paid	(701,137)	(700,199)
Balances at December, 31, 2019	744,591	742,519
Proposed dividends	1,482,146	1,482,146
Dividends proposed for non-controlling shareholder.	579	-
Tax withheld at source on Interest on Equity	(50,091)	(50,091)
Dividends retained – Minas Gerais state government (Note 11)	(130,244)	(130,244)
Dividends paid	(598,135)	(597,385)
Balances at December, 31, 2020	1,448,846	1,446,945

Allocation of net income for 2020 – Management’s proposal

The Board of Directors decided to propose to the Annual General Meeting to be held on April, 2021 the following allocation of the net income for 2020, totaling R$2,864,110, of realization of the deemed cost of PP&E, totaling R$16,950, prior periods adjustments totaling R$211,640 and realization of the Unrealized Earnings Reserve totaling R$834,603, as follow:

§	R$142,314 will be held in Stockholders’ equity in the Legal Reserve, as established in Brazilian corporate law 6,404/1976.

§	R$1,482,146 as minimum mandatory dividends, to the Company’s shareholders, to be paid in two equal installments, by June 30 and December 30, 2021, as follows:

-  R$553,488 in the form of the mandatory dividends as of Interest on Equity, declared on September 22 and December 23, 2020;

-  R$928,658 in the form of dividends, to holders whose names are in the Company’s Nominal Share Registry on the date of the AGM.

§	R$1,450,411 to be held in Shareholders’ equity in the Retained Earnings Reserve, to provide funding for the Company’s consolidated investments planned for 2021, as per capital budget.

199

§	R$17,829 to be held in Shareholders’ equity in the Tax Incentives Reserve, related to tax incentive due to investment in the region of Sudene.

The amount of R$834,603 remains as Unrealized Earnings Reserve, considering the reversal of the reserve constituted in 2019 and the new constitution in 2020, of the same amount.

g)	Capital increase – Proposal by management

Considering that on December 31, 2020 the profit reserves, with the exclusion of the Tax Incentive Reserves and Unrealized Earnings Reserve, exceed the registered share capital by R$1,529,371, the Board of Directors will submit to the Annual General Meeting a proposal for increase of the registered share capital from R$7,593,763 to R$8,466,810, as per Article 199 of the Brazilian Corporate Law (Law 6,404/76), to be realized through capitalization of the balance of R$873,047 of the Retained Earnings Reserve, through a stock bonus, with issuance of 174,609,467 new shares, each with nominal (unit) value of R$5.00 set in the by-laws, of which: 58,366,345 will be common shares and 116,243,122 will be preferred shares.

27.	REVENUE

Revenues are measured at the fair value of the consideration received or to be received and are recognized on a monthly basis as and when: (i) Rights and obligations of the contract with the customer are identified; (ii) the performance obligation of the contract is identified; (iii) the price for each transaction has been determined; (iv) the transaction price has been allocated to the performance obligations defined in the contract; and (v) the performance obligations have been complied.

	2020	2019 (Restated)
Revenue from supply of energy(a)	26,432,081	26,927,559
Revenue from use of the electricity distribution systems (TUSD) (b)	3,021,614	2,722,444
CVA, and Other financial components (c)	454,741	57,988
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers– realization (1)	266,320	-
Transmission revenue
Transmission operation and maintenance revenue (d)	279,263	351,837
Transmission construction revenue (d)	201,451	311,759
Interest revenue arising from the financing component in the transmission contract asset (d) (Note 14)	438,393	327,995
Distribution construction revenue	1,434,823	979,308
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession (e)	15,464	17,839
Revenue on financial updating of the Concession Grant Fee (f)	347,057	318,266
Transactions in energy on the CCEE (g)	153,762	431,994
Mechanism for the sale of surplus (h)	234,347	-
Supply of gas	2,011,084	2,298,114
Fine for violation of service continuity indicator	(50,532)	(57,897)
Recovery of PIS/Pasep and Cofins (Note 9)	-	1,427,786
Other operating revenues (i)	1,709,486	1,723,059
Deductions on revenue (j)	(11,721,729)	(12,351,078)
Net operating revenue	25,227,625	25,486,973

For more information, see Note 9 from this financial statements.

200

a)	Revenue from energy supply

These items are recognized upon delivery of supply, based on the tariff specified in the contractual terms and approved by the regulator for each class of customer or in effect in the market. Unbilled supply of energy, from the period between the last billing and the end of each month, is estimated based on the supply contracted. For the distribution concession contract, the unbilled supply is estimated based on the volume of energy delivered but not yet billed.

This table shows energy supply by type of customer:

	MWh (1)		R$
	2020	2019	2020	2019
Residential	10,980,626	10,538,342	9,875,239	9,668,228
Industrial	12,731,167	14,873,005	4,170,940	4,759,705
Commercial, services and others	8,571,078	9,335,454	4,978,987	5,438,774
Rural	3,766,186	3,795,197	2,189,786	2,058,354
Public authorities	713,984	904,879	522,319	653,551
Public lighting	1,242,760	1,357,293	550,376	614,318
Public services	1,362,402	1,371,992	721,488	724,904
Subtotal	39,368,203	42,176,162	23,009,135	23,917,834
Own consumption	34,089	37,827	-	-
Unbilled revenue	-	-	8,867	133,930
	39,402,292	42,213,989	23,018,002	24,051,764
Wholesale supply to other concession holders (2)	13,906,848	11,919,773	3,363,012	2,942,687
Wholesale supply unbilled, net	-	-	51,067	(66,892)
Total	53,309,140	54,133,762	26,432,081	26,927,559

(1)	Data not audited by external auditors.
(2)	Includes a CCEAR (Regulated Market Sales Contract), ‘bilateral contracts’ with other agents, and the revenues from management of generation assets (GAG) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.

b)	Revenue from Use of the Distribution System (the TUSD charge)

These are recognized upon the distribution infrastructure become available to customers, and the fair value of the consideration is calculated according to the TUSD tariff of those customers, set by the regulator. The total amount of energy transported, in MWh, is as follows:

	MWh (1)
	2020	2019
Industrial	18,612,418	17,723,153
Commercial	1,299,871	1,319,934
Rural	31,835	17,226
Concessionaires	315,142	341,427
Total	20,259,266	19,401,740
(1)	Data not reviewed by external auditors

c)	The CVA account, and Other financial components

The results from variations in the CVA account (Parcel A Costs Variation Compensation Account), and in Other financial components in calculation of tariffs, refer to the positive and negative differences between the estimated non-manageable costs of the subsidiary Cemig D and the cost actually incurred. The amounts recognized arise from balances recorded in the current year, homologated or to be homologated in tariff adjustment processes. For more information please see Note 14.

201

d)	Transmission concession revenue
§	Construction revenue corresponds to the performance obligation to build the transmission infrastructure, recognized based on the satisfaction of obligation performance over time. They are measured based on the cost incurred, including PIS/Pasep and Cofins taxes over the total revenues and the profit margin of the project. For more information, see Note 15.
§	Operation and maintenance revenue correspondes to the performance obligation of operation and maintenance specified in the transmission concession contract, after termination of the construction phase. They are recognized when the services are rendered and he invoices for the RAPs are issued.
§	Interest revenue in the contract asset recognized, recorded as transmission concession gross revenue in statement income. Revenue corresponds to the significant financing component in the contract asset, and is recognized by the linear effective interest rate method based on the rate determined at the start of the investments, which is not subsequently changed. The average of the implicit rates is 6.86%. The rates are determined for each authorization and are applied on the amount to be received (future cash flow) over the contract duration. This includes financial updating by the inflation index specified for each transmission contract.

The margin defined for each performance obligation from the transmission concession contract is as follows:

	2020	2019
Construction and upgrades revenue	201,451	311,759
Construction and upgrades costs	(146,652)	(220,390)
Margin	54,799	91,369
Mark-up (%)	37.37%	41.46%
Operation and maintenance revenue	279,263	351,837
Operation and maintenance cost	(223,215)	(387,628)
Margin	56,048	(35,791)
Mark-up (%) (1)	25.11%	(9.23%)

(1)	The negative margin observed in 2019 related to the performance obligation to operate and maintain is due the recognition of the non-recurring tax provision, in the amount of R$134,843.

e)	Adjustment to expected cash flow from financial assets on residual value of infrastructure asses of distribution concessions

Income from fair value change of the Regulatory Remuneration Asset Base.

f)	Revenue on financial updating of the Concession Grant Fee

Represents the inflation adjustment using the IPCA inlfation index, plus interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015. See Note 14.

202

g)	Energy transactions on the CCEE (Power Trading Chamber)

The revenue from transactions made through the Power Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) is the monthly positive net balance of settlements of transactions for purchase and sale of energy in the Spot Market, through the CCEE, for which the consideration corresponds to the product of energy sold at the Spot Price.

h)	Mechanism for the sale of energy surplus

The revenue from the surplus sale mechanism (‘Mecanismo de Venda de Excedentes – MVE’) refers to the sale of power surpluses by distributor agents. This mechanism is an instrument regulated by Aneel enabling distributors to sell over contracted supply – the energy amount that exceeds the quantity required to supply captive customers.

i)	Other operating revenues
	2020	2019 (Restated)
Charged service	10,821	17,351
Services rendered	138,935	183,292
Subsidies (1)	1,395,247	1,266,021
Rental and leasing	164,009	188,887
Reimbursement for decontracted supply (2)	-	64,640
Other	474	2,868
	1,709,486	1,723,059

(1)      Includes the revenue recognized for the tariff subsidies applied to users of the distribution system, in accordance with the Decree n.7,891/2013, in the amount of R$1,035,617 in 2020 (R$1,079,262 in 2019). Includes the subsidies for sources that are subject to incentive, rural, irrigators, public services and the generation sources that are subject to the incentive; and also includes the tariff flag revenue in the amount of R$47 in 2020, recognized because of the creditor position assumed by the Company in CCRBT.

(2)      Reimbursement for suspension of energy supply –Renova.

j)	Deductions on revenue
Consolidated	2020	2019 (Restated)
Taxes on revenue
ICMS	6,097,534	6,357,695
Cofins	2,214,062	2,407,988
PIS/Pasep	480,903	523,941
Others	6,124	8,061
	8,798,623	9,297,685
Charges to the customer
Global Reversion Reserve (RGR)	15,962	16,007
Energy Efficiency Program (PEE)	72,631	68,584
203

Energy Development Account (CDE)	2,442,553	2,448,472
Research and Development (R&D)	42,774	40,662
National Scientific and Technological Development Fund (FNDCT)	42,774	40,662
Energy System Expansion Research (EPE of MME)	21,387	20,331
Customer charges – Proinfa alternative sources program	38,532	52,042
Energy services inspection fee	34,613	29,555
Royalties for use of water resources	62,461	43,010
Customer charges – the ‘Flag Tariff’ system	149,419	294,004
Others	-	64
	2,923,106	3,053,393
	11,721,729	12,351,078

28.       OPERATING COSTS AND EXPENSES

The operating costs are as follows:

	Consolidated		Parent company
	2020	2019 (Restated)	2020	2019
Personnel (a)	1,276,076	1,271,518	15,961	26,768
Employees’ and managers’ profit sharing	141,847	263,008	13,756	17,426
Post-employment benefits – Note 24	438,245	408,464	47,518	44,036
Materials	79,077	91,138	190	3,396
Outsourced services (b)	1,264,788	1,238,550	26,126	36,569
Energy bought for resale (c)	12,111,489	11,286,174	-	-
Depreciation and amortization (1)	989,053	958,234	2,954	4,525
Operating provisions (reversals) and adjustments for operating losses (d)	423,286	2,401,106	54,910	188,461
Charges for use of the national grid	1,747,811	1,426,278	-	-
Gas bought for resale	1,083,089	1,435,728	-	-
Construction costs (e)	1,581,475	1,199,698	-	-
Other operating expenses, net (f)	295,635	495,357	9,043	6,079
	21,431,871	22,475,253	170,458	327,260

(1)	Net of PIS/Pasep and Cofins taxes applicable to amortization of the Right of Use, in the amount of R$1,929 in the statements and R$122 in the Parent company statements.

For details about the discontinued operating costs and expenses, see Note 32.

a)	Personnel

2020 Programmed Voluntary Retirement Plan (‘PDVP’)

204

On April 2020, the Company approved the Programmed Voluntary Retirement Plan for 2020 (‘the 2020 PDVP’). Those eligible – any employees who had worked with the Company for 25 years or more by December 31, 2020 – are able to join from May 4 to 22, 2020. The program provided the standard legal payments for severance, 50% of the period of notice, an amount equal to 20% of the Base Value of the employee’s FGTS fund, an additional premium equal to 50% of the period of notice plus 20% of the Base Value of the employee’s FGTS fund, as well as the other payments under the legislation. The total amount of R$58,850 has been recorded as expense related to this program, corresponding to acceptance by 396 employees. In March, 2019, has been appropriated as expense, including severance payments, a total of R$21,491 (155 employees).

b)	Outsourced services

	Consolidated		Parent company
	2020	2019	2020	2019
Meter reading and bill delivery	126,970	127,947	-	-
Communication	70,830	68,552	362	2,171
Maintenance and conservation of electrical facilities and equipment	442,837	403,690	18	29
Building conservation and cleaning	107,791	109,598	134	248
Contracted labor	9,307	16,912	34	15
Freight and airfares	1,651	6,958	329	1,216
Accommodation and meals	8,545	13,970	109	198
Security services	18,987	17,989	-	-
Consultant	40,541	23,822	17,079	8,327
Maintenance and conservation of furniture and utensils	5,640	5,381	24	15
Information technology	80,497	63,026	1,748	1,313
Maintenance and conservation of vehicles	2,240	2,944	-	3
Disconnection and reconnection	39,107	70,366	-	-
Environmental services	9,627	13,853	-	-
Legal services	21,283	27,850	1,117	1,616
Tree pruning	47,600	45,991	-	-
Cleaning of power line pathways	74,961	61,342	-	-
Copying and legal publications	16,783	21,473	303	428
Inspection of customer units	35,162	14,124	-	-
Other expenses	104,429	122,762	4,869	20,990
	1,264,788	1,238,550	26,126	36,569

c)	Energy purchased for resale

Consolidated	2020	2019
Supply from Itaipu Binacional	1,990,221	1,429,355
Physical guarantee quota contracts	780,025	714,957
Quotas for Angra I and II nuclear plants	302,969	269,173
Spot market	1,496,785	1,886,472
205

Proinfa Program	317,588	375,442
‘Bilateral’ contracts	333,676	310,979
Energy acquired in Regulated Market auctions	3,334,408	3,021,012
Energy acquired in the Free Market	3,976,906	4,097,596
Distributed generation (‘Geração distribuída’)	678,113	206,863
PIS/Pasep and Cofins credits	(1,099,202)	(1,025,675)
	12,111,489	11,286,174

d)	Operating provision (reversals) and adjustments for operating losses

	Consolidated		Parent company
	2020	2019	2020	2019
Estimated losses on doubtful accounts receivables (Note 8) (1)	146,705	237,733	-	-
Estimated losses on other accounts receivables (2)	94	10,706	(164)	1,277
Estimated losses with related parties (3) (Note 30)	37,361	688,031	37,361	-

Contingency provisions (reversals) (Note 25) (4)
Labor claims	46,327	136,147	3,222	15,397
Civil	43,122	23,680	2,595	387
Tax (5)	74,687	1,228,105	9,975	171,535
Other	21,676	13,011	1,921	(135)
	185,812	1,400,943	17,713	187,184
	369,972	2,337,413	54,910	188,461
Adjustment for losses
Put option – SAAG (Note 31)	53,314	63,693	-	-
	53,314	63,693	-	-
	423,286	2,401,106	54,910	188,461

(1)	The expected losses on receivables are presented as selling expenses in the Statement of Income.
(2)	The estimated losses on other accounts receivable are presented in the statements of income as operating expenses.
(3)	Estimated losses on amounts receivable from Renova, as a result of the assessment of credit risk.

(4)	The provisions for contingencies of the holding company are presented in the consolidated profit and loss account for the year as operating expenses.
(5)	The provision recognized in 2019 is due to the Company’s reassessment, based on the opinion of its legal advisers, of the chances of loss in legal actions disputing social security contributions on the payments of profit-sharing to its employees from 1999 to 2016. For more information, see Note 25.

e)	Construction costs

Consolidated	2020	2019
Personnel and managers	82,620	85,469
Materials	774,823	595,244
Outsourced services	598,121	421,430
Others	125,911	97,555
	1,581,475	1,199,698

f)	Other operating expenses (revenues), net

	Consolidated		Parent company
	2020	2019 (Restated)	2020	2019
Leasing and rentals	10,689	19,572	631	2,156
Advertising	6,642	8,655	442	583
Own consumption of energy	24,399	20,582	-	-
Subsidies and donations	21,748	40,103	-	-
Onerous concession	2,801	2,958	-	-
Insurance	24,995	12,222	2,989	1,865
CCEE annual charge	5,709	6,115	1	1
Net loss (gain) on deactivation and disposal of assets	81,137	88,296	157	529
Forluz – Administrative running cost	29,955	30,086	1,474	1,460
Collection agents	85,712	87,792	-	-
Obligations deriving from investment contracts (1)	9,289	32,088	-	-
Taxes and charges	7,306	10,347	1,129	895
Other expenses (2)	(14,747)	136,541	2,220	(1,410)
	295,635	495,357	9,043	6,079

(1)	This refers to the group of amounts of cases realized and cases provisioned arising from the agreement made between Aliança Geração, Vale S.A. e Cemig. The action is provisioned at the cost of R$119 million (R$98 million on December 31, 2019), of which Cemig is responsible for R$41 million (R$32 million on December 31, 2019).

(2)	The losses recorded on assets in progress (canceled works) are net of the reversal of the provisions constituted in prior periods. Includes the adjustment of R$21,684 for impairment of intangible assets.

206

29.	FINANCE INCOME AND EXPENSES

	Consolidated		Parent company
	2020	2019	2020	2019
FINANCE INCOME
Income from financial investments	95,246	102,440	4,538	11,769
Interest on sale of energy	398,940	361,044	-	-
Monetary variations	42,323	29,623	14,147	2
Monetary variations – CVA (Note 14)	31,949	105,402	-	-
Monetary updating of escrow deposits	52,824	49,702	9,243	17,525
PIS/Pasep and Cofins charged on finance income (1)	(96,464)	(128,033)	(64,756)	(64,166)
Gains on financial instruments –swap (Note 32)	1,752,688	997,858	-	-
Borrowing costs paid by related parties	30,300	47,654	27,459	59
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (Note 9)	41,694	1,580,463	5,380	306,082
Others	95,905	60,697	1,935	1,482
	2,445,405	3,206,850	(2,054)	272,753
FINANCE EXPENSES
Charges on loans and financings (Note 22)	(1,177,769)	(1,226,897)	(1,479)	(2,998)
Cost of debt – amortization of transaction cost (Note 22)	(15,107)	(37,616)	(222)	(173)
Foreign exchange variations - loans and financing (Note 22)	(1,742,494)	(225,992)	-	-
Foreign exchange variations – Itaipu	(46,777)	(13,054)	-	-
Monetary updating – loans and financings (Note 22)	(186,610)	(141,782)	-	-
Monetary updating – onerous concessions	(9,165)	(2,912)	-	-
Charges and monetary updating on post-employment obligations (Note 24)	(52,708)	(56,090)	(2,592)	(2,760)
Leasing – Monetary variation (Note 19)	(26,995)	(33,834)	(292)	(485)
Finance income of P&D and PEE	(21,452)	(23,598)	(24)	-
Others	(71,787)	(84,798)	67	(20,274)
	(3,350,864)	(1,846,573)	(4,542)	(26,690)
NET FINANCE INCOME (EXPENSES)	(905,459)	1,360,277	(6,596)	246,063

(1) The PIS/Pasep and Cofins expenses apply to Interest on Equity.

207

30.	RELATED PARTY TRANSACTIONS

Cemig’s main balances and transactions with related parties and its jointly-controlled entities are as follows:

COMPANY	ASSETS		LIABILITIES		REVENUE		EXPENSES
	2020	2019	2020	2019	2020	2019	2020	2019
Shareholder
Minas Gerais State Government
Current
Customers and traders (1)	334,824	345,929	-	-	127,385	166,263	-	-
Non-current
Accounts Receivable – AFAC (2)	11,614	115,202	-	-	26,656	17,448	-	-

Affiliated (3)
Madeira Energia
Current
Transactions with energy (4)	2,173	5,745	92,054	57,860	34,803	67,648	(1,200,019)	(729,647)

Jointly-controlled entity
Aliança Geração
Current
Transactions with energy (4)	-	-	14,297	13,622	42,134	39,623	(174,426)	(165,595)
Provision of services (5)	323	626	-	-	4,823	7,195	-	-
Interest on Equity, and dividends	114,430	103,033	-	-	-	-	-	-
Contingency (6)	-	-	41,376	32,088	-	-	(9,289)	(32,088)

Baguari Energia
Current
Transactions with energy (4)	-	-	922	924	166	-	(8,410)	(7,958)
Provision of services (5)	211	-	-	-	775	1,021	-	-

Norte Energia
Current
Transactions with energy (4)	130	-	25,154	24,459	28,113	21,566	(265,330)	(227,625)
Advance for future power supply (7)	-	40,081	-	-	-	-	-	-

Lightger
Current
Transactions with energy (4)	-	-	1,646	1,541	-	-	(22,521)	(21,011)

Hidrelétrica Pipoca
Current
Transactions with energy (4)	-	-	2,728	1,387	-	-	(25,777)	(18,698)
Interest on Equity, and dividends	2,680	-	-	-	-	-	-	-

Retiro Baixo
Current
Transactions with energy (4)	-	-	144	567	5,348	4,916	(4,785)	(5,210)
Interest on Equity, and dividends	-	6,474	-	-	-	-	-	-

Hidrelétrica Cachoeirão
Current
Transactions with energy (4)	-	-	-	-	1,767	-	-	-
Interest on Equity, and dividends	-	2,536	-	-	-	-		-

Renova
Current
Transactions with energy	-	-	-	-	-	4,447	(7,070)	-
Non-current
Accounts Receivable (8)	-	-	-	-	-	93,708	-	(688,031)
Loans from related parties (9)	-	16,559	-	6,418	-	58	(37,361)	-

Light
Current
Transactions with energy (4)	5,511	6,213	100	1,311	67,102	97,560	(2,204)	(9,110)
Interest on Equity, and dividends	71,206	72,737	-	-	-	-	-	-

Taesa
Current
Transactions with energy (4)	-	-	8,128	8,523	164	-	(99,644)	(96,347)
Provision of services (5)	289	170	-	-	979	594	-	-

Hidrelétrica Itaocara
Current
Adjustment for losses (10)	-	-	29,615	21,810	-	-	-	-
208

Axxiom
Current
Provision of services (11)	-	-	3,782	3,306	134	-	-	-

Other related parties
FIC Pampulha
Current
Cash and cash equivalents	171,372	36,434	-	-	-	-	-	-
Marketable securities	3,355,688	742,561	-	-	32,855	7,947	-	-
(-) Marketable securities issued by subsidiary companies (Note 22)	-	(3,031)	-	-	-	-	-	-
Non-current
Marketable securities	754,555	1,825	-	-	-	-	-	-

Forluz
Current
Post-employment obligations (12)	-	-	158,671	144,828	-	-	(205,784)	(196,696)
Supplementary pension contributions – Defined contribution plan (13)	-	-	-	-	-	-	(77,439)	(77,530)
Administrative running costs (14)	-	-	-	-	-	-	(29,954)	(30,085)
Operating leasing (15)	166,926	178,504	21,754	35,458	-	-	(2,408)	(55,212)
Non-current
Post-employment obligations (12)	-	-	2,749,824	2,827,308	-	-	-	-
Operating leasing (15)	-	-	156,207	149,415	-	-	-	-

Cemig Saúde
Current
Health Plan and Dental Plan (16)	-	-	154,152	140,830	-	-	(240,783)	(226,898)
Non-current
Health Plan and Dental Plan (16)	-	-	3,229,265	3,021,852	-	-	-	-

The main conditions and characteristics of interest with reference to the related party transactions are:

(1)	Refers to sale of energy supply to the Minas Gerais State government. The price of the supply is set by the regulator (Aneel) through a Resolution relating to the annual tariff adjustment of Cemig D. In 2017 the government of Minas Gerais State signed a debt recognition agreement with Cemig D for payment of debits relating to the supply of power due and unpaid, in the amount of R$113,032, up to November 2019. Twenty installments were unpaid at December 31, 2020. These receivables have guarantee in the form of Cemig’s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. Cemig D filed an application with the tax authority of Minas Gerais state to accept the terms of State Law 23,510/2020, to enable part of the ICMS tax payable to be offset against the debt owed by the government of Minas Gerais state to the Company. At present, the state tax authority is validating the invoices presented, to authorize the compensation of credits. As a result, the Company has reversed the amount of R$209,935 previously recognized as expected losses for doubtful receivables.
(2)	This refers to the recalculation of the inflation adjustment of amounts relating to the Advance against Future Capital Increase (AFAC), which were returned to the State of Minas Gerais. These receivables have guarantee in the form of Cemig’s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. For further information, see Note 11.
(3)	The relationship between Cemig and its investees are described in Note 16 – Investments.
(4)	The transactions in sale and purchase of energy between generators and distributors take place through auctions in the Regulated Market, and are organized by the federal government. In the Free Market, transactions are made through auctions or through direct contracting, under the applicable legislation. Transactions for transport of energy, on the other hand, are carried out by transmission companies and arise from the centralized operation of the National Grid, executed by the National System Operator (ONS).
(5)	Refers to a contract to provide plant operation and maintenance services.
(6)	This refers to the aggregate amounts of legal actions realized and legal actions provisioned arising from the agreement made between Aliança Geração, Vale S.A. and Cemig. The action is provisioned in the amount of R$119 million (R$98 million on December 31,2019), of which Cemig’s portion is R$41 million (R$32 million on December 31, 2019).
(7)	Refers to advance payments for energy supply made in 2019 to Norte Energia, established by auction and by contract registered with the CCEE (Power Trading Chamber). Norte Energia delivered contracted supply until December 31, 2020, starting on January 01, 2020. There is no financial updating of the contract.
(8)	As mentioned in Note 16(b), in June 2019, due to the uncertainties related to continuity of Renova, an estimated loss on realization of the receivables was recorded for the full value of the balance, R$688 million.
(9)	On November 25, 2019, December 27, 2019 and January 27, 2020, DIP loan contracts under court-supervised reorganization proceedings, referred to as ‘DIP’ and ‘DIP 2’, “DIP 3’ were entered into between the Company and Renova Energia S.A., in the amounts of R$10 million, R$6.5 million and R$20 million, respectively. The contracts specify interest equal to 100% of the accumulated variation in the DI rate, plus an annual spread, applied pro rata die (on 252-business-days basis), of 1.083% for the DIP contract, 2.5% for the DIP2 contract and 1.5% for the DIP3, until the date of respective full payment. The Company recognized an impairment loss for the receivables from Renova, of its total carrying amount of R$37,361, in the second semester of 2020. For further information, see Note 16 (c).
(10)	A liability was recognized corresponding to the Company’s interest in the share capital of Hidrelétrica Itaocara, due to its negative equity (see Note 16).
(11)	This refers to a contract for development of management software between Cemig D and Axxiom Soluções Tecnológicas S.A., instituted in Aneel Dispatch 2657/2017;
(12)	The contracts of Forluz are updated by the Expanded Customer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA) calculated by the Brazilian Geography and Statistics Institute (IBGE) plus interest of 6% p.a. and will be amortized up to the business year of 2031 (see Note 24).
(13)	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration, in accordance with the regulations of the Fund.
(14)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.
(15)	Rental of the Company’s administrative head offices, in effect until November 2020 and August 2024 (able to be extended every five years, up to 2034), with annual inflation adjustment by the IPCA index and price reviewed every 60 months. Aiming at costs reduction, in November 2019, Cemig returned the Aureliano Chaves building to Forluz and on November, 2020. By the end of the contract term, the Company decided not to renew the lease contract and, therefore, the Company vacated the Aureliano Chaves building facilities.
(16)	Post-employment obligations relating to the employees’ health and dental plan (see Note 24).

209

Dividends receivable from equity investees’

Dividends receivable	Consolidated		Parent company
	2020	2019	2020	2019
Cemig GT	-	-	891,998	781,769
Cemig D	-	-	309,434	822,183
Gasmig	-	-	-	46,578
Light	71,206	72,737	71,206	72,737
Aliança Geração	114,430	103,033	-	-
Others	2,691	10,228	240	3,628
	188,327	185,998	1,272,878	1,726,895

Guarantees on loans, financing and debentures

Cemig has provided guarantees on loans, financing and debentures of the following related parties – not consolidated in the financial statements because they relate to jointly-controlled entities or affiliated companies:

Related party	Relationship	Type	Objective	2020	Maturity
Norte Energia (NESA) (1)	Affiliated	Surety	Financing	2,600,829	2042
Light	Affiliated	Counter-guarantee	Financing	683,615	2042
Santo Antônio Energia S.A. (2)	Jointly-controlled entity	Surety	Debentures	445,458	2037
Santo Antônio Energia S.A.	Jointly-controlled entity	Guarantee	Financing	1,022,883	2034
Norte Energia (NESA)	Affiliated	Surety	Debentures	67,114	2030
				4,819,899

(1)	Related to execution of guarantees of the Norte Energia financing.
(2)	Corporate guarantee given by Cemig to Saesa.

At December 31, 2020, Management believes that there is no need to recognize any provisions in the Company’s financial statements for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Cash investments in FIC Pampulha – the investment fund of Cemig and its subsidiaries and affiliates

Cemig and its subsidiaries and affiliates invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund at December 31, 2020 are reported as Cash and cash equivalents, marketable securities or as a deduction of debentures account balances.

The funds applied are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

210

Remuneration of key management personnel

The total costs of key personnel, comprising the Executive Board, the Fiscal Council, the Audit Committee and the Board of Directors in 2020 and 2019, are within the limits approved at a General Shareholders’ Meeting, and the effects on the income statements of the years ended, are as follows:

	2020	2019
Remuneration	26,584	24,768
Profit sharing	8,528	5,648
Pension plans	1,488	1,420
Health and dental plans	139	172
Total	36,739	32,008

211

31.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Financial instruments classification and fair value

The main financial instruments, classified in accordance with the accounting principles adopted by the Company, are as follows:

	Level	2020		2019 (Restated)
		Balance	Fair value	Balance	Fair value
Financial assets
Amortized cost (1)
Marketable securities – Cash investments	2	1,213,875	1,213,875	102,109	102,109
Customers and Traders; Concession holders (transmission service)	2	4,534,044	4,534,044	4,600,605	4,600,605
Restricted cash	2	63,674	63,674	12,337	12,337
Accounts receivable from the State of Minas Gerais (AFAC)	2	11,614	11,614	115,202	115,202
Concession financial assets – CVA (Parcel ‘A’ Costs Variation Compensation) Account and Other financial components	3	132,681	132,681	881,614	881,614
Reimbursement of tariff subsidies	2	88,349	88,349	96,776	96,776
Low-income subsidy	2	43,072	43,072	29,582	29,582
Escrow deposits	2	1,055,797	1,055,797	2,540,239	2,540,239
Concession grant fee – Generation concessions	3	2,549,198	2,549,198	2,468,216	2,468,217
		9,692,304	9,692,304	10,846,680	10,846,680
Fair value through profit or loss
Cash equivalents – Cash investments		1,587,337	1,587,337	326,352	326,352
Marketable securities
Bank certificates of deposit	2	545,366	545,366	267	267
Treasury Financial Notes (LFTs)	1	730,806	730,806	94,184	94,184
Financial Notes – Banks	2	1,635,016	1,635,016	557,018	557,018
Debentures	2	-	-	103	103
		4,498,525	4,498,525	977,924	977,924

Derivative financial instruments (Swaps)	3	2,948,930	2,948,930	1,690,944	1,690,944
Derivative financial instruments (Ativas and Sonda Put options)	3	2,987	2,987	2,614	2,614
Concession financial assets – Distribution infrastructure	3	559,241	559,241	483,374	483,374
Reimbursements receivable – Generation	3	816,202	816,202	816,202	816,202
		8,825,885	8,825,885	3,971,058	3,971,058
		18,518,189	18,518,189	14,817,738	14,817,738
Financial liabilities
Amortized cost (1)
Loans, financing and debentures	2	(15,020,558)	(15,020,558)	(14,776,031)	(14,776,031)
Debt with pension fund (Forluz)	2	(472,559)	(472,559)	(566,381)	(566,381)
Deficit of pension fund (Forluz)	2	(540,142)	(540,142)	(550,151)	(550,151)
Concessions payable	3	(23,476)	(23,476)	(19,692)	(19,692)
Suppliers	2	(2,358,320)	(2,358,320)	(2,079,891)	(2,079,891)
Leasing transactions	2	(226,503)	(226,503)	(287,747)	(287,747)
Sector financial liabilities	2	(231,322)	(231,322)	-	-
		(18,872,880)	(18,872,880)	(18,279,893)	(18,279,893)
Fair value through profit or loss
SAAG put options	3	(536,155)	(536,155)	(482,841)	(482,841)
		(19,409,035)	(19,409,035)	(18,762,734)	(18,762,734)

(1)	On December 31, 2020 and 2019, the book values of financial instruments reflect their fair values.

At initial recognition the Company measures its financial assets and liabilities at fair value and classifies them according to the accounting standards currently in effect. Fair value is a measurement based on assumptions that market participants would use in pricing an asset or liability, assuming that market participants act in their economic best interest. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value as follows:

212

§

Level 1 – Active market – Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions made without any preference.

§

Level 2 – No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business model.

§	Level 3 – No active market – No observable inputs: The fair value of investments in securities for which there are no prices quoted on an active market, and/or of derivatives linked to them which are to be settled by delivery of unquoted securities. Fair value is determined based on generally accepted valuation techniques, such as on discounted cash flow analysis or other valuation techniques such as, for example, New Replacement Value (Valor novo de reposição, or VNR).

For assets and liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization.

Fair value calculation of financial positions

Distribution infrastructure concession financial assets: These are measured at New Replacement Value (Valor novo de reposição, or VNR), according to criteria established by the Concession-granting power (‘Grantor’), based on fair value of the concession assets in service and which will be revertible at the end of the concession, and on the weighted average cost of capital (WACC) defined by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig respectively. Changes in concession financial assets are disclosed in Note 16.

Indemnifiable receivable – generation: measured at New Replacement Value (VNR), as per criteria set by regulations of the grantor power, based on the fair value of the assets to be indemnify at the end of the concession.

Marketable securities: Fair value of marketable securities is determined taking into consideration the market prices of the investment, or market information that makes such calculation possible, considering future interest rates and exchange of investments to similar securities. The market value of the security is deemed to be its maturity value discounted to present value by the discount rate obtained from the market yield curve.

213

Put options: The Company adopted the Black-Scholes-Merton method for measuring fair value of the SAAG, RME and Sonda options. The fair value of these options was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the underlying shares, also estimated for the date of exercise, brought to present value at the reporting date.

Swaps: Fair value was calculated based on the market value of the security at its maturity adjusted to present value by the discount rate from the market yield curve.

Other financial liabilities: Fair value of its loans, financing and debentures were determined using 133.82% of the CDI rate – based on its most recent funding. For the loans, financing, debentures and debt renegotiated with Forluz, with annual rates between IPCA + 4.10% to 8.07% and CDI + 0.16% to 0.97%, Company believes that their carrying amount is approximated to their fair value.

b)	Derivative financial instruments

Put options

On December 31, 2020 and 2019, the options values were as follows:

	2020	2019
Put option – SAAG	536,155	482,841
Put / call options – Ativas and Sonda	(2,987)	(2,614)
	533,168	480,227

Put option – SAAG

Option contracts were signed between Cemig GT and the private pension entities that participate in the investment structure of SAAG (comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec, jointly, ‘the Investment Structure’), giving those entities the right to sell units in the Funds that comprise the Investment Structure, at the option of the Funds, in the 84th (eighty-fourth) month from June 2014. The exercise price of the Put Options will correspond to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis by the Expanded National Customer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities. This option was considered to be a derivative instrument until the early exercise of the option (for further details, see the next topic of this Note), of accounted at fair value through profit and loss, measured using the Black-Scholes-Merton (“BSM”) model.

Based on the analysis performed, a liability of R$536,155 was recorded in the Company’s financial statements, for the difference between the exercise price and the estimated fair value of the assets. Since the option is due to be settled within twelve months after December 31, 2020, this amount was classified as current liabilities.

214

The changes in the value of the options are as follows:

Consolidated
Balance at December 31, 2018	419,148
Adjustment to fair value	63,693
Balance at December 31, 2019	482,841
Adjustment to fair value	53,314
Balance at December 31, 2020	536,155

This option can potentially dilute basic earning per share in the future; however, they have not caused dilution of earning per share in the years presented.

Early liquidation of Funds, and early maturity of put option

On September 9, 2020, the administrator of the FIP funds, Banco Modal S.A., notified its unit holders of the beginning of the early liquidation process of the funds Melbourne, Parma Participações S.A. and FIP Malbec, due to expiration of the period of 180 days from its resignation, and the resignation of the manager of the Fund, from their respective positions, without there having been any indication of new service providers, as specified in the Fund’s Regulations.

As established by contract, funds liquidation is one of the events that would result in expiration date of the option, which the private pension plan entities stated interest in exercising in the period from September 9 to October 2, 2020, to be settled within 15 days from the statement of interest.

However, the Company’s management believes that the premises and conditions that were the grounds for the investment in Santo Antônio Energia and the legal structure of the various contracts signed for this purpose underwent substantial changes which resulted in the options imbalance.

Thus, using the contractual prerogative contained in the option instruments, the Company invoked the contractual mechanism of Amicable Resolution for the contractual terms negotiation with the private pension plan entities. Since the amicable negotiation did not succeed, the Company invoked the arbitration clause for resolution of conflict between the parties, which awaits the decision of the Brazil Canada Chamber of Commerce of the State of São Paulo. The Company recorded the accounting effects of this contract in accordance with the contracts original terms.

Sonda and Ativas options

The Company , as successor of CemigTelecom, and Sonda Procwork Outsourcing Informática signed a Purchase Option Agreement (issued by Cemig Telecom) and a Sale Option Agreement (issued by Sonda), which resulted in the Company simultaneously having a right (put option) and an obligation (call option) related to the shares held by the investee Ativas Datacenter S.A. (“Ativas”). The exercise price of the put option and the call option is equivalent to fifteen times and seventeen times, respectively, the adjusted net income of Ativas in the year prior to the exercise date. Both options, if exercised, result in the sale of the shares in Ativas, currently owned by the Company, and the exercise of one of the options results in nullity of the other. The options may be exercised as from January 1, 2021.

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The put and call options in Ativas (‘the Ativas Options’) were measured at fair value and posted at their net value, i.e. the difference between the fair values of the two options on the reporting date of the financial statements for 2020.

The measurement has been made using the Black-Scholes-Merton (BSM) model. In the calculation of the fair value of the Ativas Options based on the BSM model, the following variables are taken into account: closing price of the underlying asset in 2020; the risk-free interest rate; the volatility of the price of the underlying asset; the time to maturity of the option; and the exercise prices on the exercise date.

The valuation base date is December 31, 2020, the same date as the closing of the Company’s Financial Statements, and the methodology used to calculate the fair value of the company is discounted cash flow (DCF) based on the value of the shares transaction of Ativas by Sonda, occurred on October 19, 2016. Maturity was calculated assuming exercise date between January 1, 2021 and March 31, 2021.This is the first opportunity for the exercise of the option, which will be available at the same period of the following years, since the option grants the Company the right of selling to Sonda its interests held in Ativas, as of 2021.

Considering that the exercise prices of the options are contingent upon the future financial results of Ativas, the estimated exercise prices on the maturity date was based on statistical analyses and information of comparable listed companies.

Swap transactions

Considering that part of the loans and financings of the Company’s subsidiaries is denominated in foreign currency, the companies use derivative financial instruments (swaps and currency options) to protect the servicing associated with these debts (principal plus interest).

The derivative financial instruments contracted have the purpose of protecting the operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The notional amount of derivative transactions are not presented in the statement of financial position, since they refer to transactions that do not require cash as only the gains or losses actually incurred are recorded. The net result of those transactions on December 31, 2020 was a positive adjustment of R$1,752,688 (positive adjustment of R$997,858 on December 31, 2019), which was posted in finance income (expenses).

The counterparties of the derivative transactions are the banks Bradesco, Itaú, Goldman Sachs and BTG Pactual and Cemig is guarantor of the derivative financial instruments contracted by Cemig GT.

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This table presents the derivative instruments as of December 31, 2020 and 2019.

Assets (1)	Liability (1)	Maturity period	Trade market	Notional amount (2)	Unrealized gain / loss		Unrealized gain / loss
					Carrying amount 2020	Fair value 2020	Carrying amount 2019	Fair value 2019
US$ exchange variation + Rate (9.25% p.y.)	Local currency + R$ 150.49% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$1,000,000	1,772,477	2,110,490	813,534	1,235,102
US$ exchange variation + Rate (9.25% p.y.)	Local currency + R$125.52% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$500,000	587,945	838,440	108,532	455,842
					2,360,422	2,948,930	922,066	1,690,944

1)	For the US$1 billion Eurobond issued on December 2017: (i) for the principal, a call spread was contracted, with floor at R$ 3.25/US$ and ceiling at R$ 5.00/US$; and (ii) a swap was contracted for the total interest, for a coupon of 9.25% p.a. at an average rate equivalent to 150.49% of the CDI. For the additional US$500 issuance of the same Eurobond issued on July 2018: (1) a call spread was contracted for the principal, with floor at R$ 3.85/US$ and ceiling at R$ 5.00/US$; and (2) a swap was contracted for the interest, resulting in a coupon of 9.25% p.a., with an average rate equivalent to 125.52% of the CDI rate. The upper limit for the exchange rate in the hedge instrument contracted by the Company for the principal of the Eurobonds is R$ 5.00/US$. The instrument matures in December 2024. If the USD/BRL exchange rate is still over R$5.00 in December 2024, the company will disburse, on that date, the difference between the upper limit of the protection range and the spot dollar on that date. The Company is monitoring the possible risks and impacts associated with the dollar being valued above R$5.00, and assessing various strategies for mitigating the foreign exchange risk up to the maturity date of the transaction. The hedge instrument fully protects the payment of six-monthly interest, independently of the USD/BRL exchange rate.
2)	In millions of US$.

In accordance with market practice, Cemig GT uses a mark-to-market method to measure its derivatives financial instruments for its Eurobonds. The principal indicators for measuring the fair value of the swap are the B3 future market curves for the DI rate and the dollar. The Black & Scholes model is used to price the call spread, and one of parameters of which is the volatility of the dollar, measured on the basis of its historic record over 2 years.

The fair value at December 31, 2020 was R$2,948,930 (R$1,690,944 in December 31, 2019), which would be the reference if Cemig GT would liquidate the financial instrument on that date, but the swap contracts protect the Company’s cash flow up to the maturity of the bonds in 2024 and they have carrying amount of R$2,360,422 at December 31, 2020 (R$922,066 in December 31, 2019).

Cemig GT is exposed to market risk due to having contracted this hedge, the principal potential impact being a change in future interest rates and/or the future exchange rates. Based on the futures curves for interest rates and dollar, Cemig GT prepare a sensitivity analyses and estimates that in a probable scenario its results at December 31, 2020, would be affected by the swap and call spread at the end of the period in the amount of R$1,707,842 for the option (call spread), partially compensated by R$1,097,590 for the swap – comprising a total of R$2,805,432.

Cemig GT has measured the effects on its net income of reduction of the estimated fair value for the ‘probable’ scenario, analyzing sensitivity for the risks of interest rates, exchange rates and volatility changes, by 25% and 50%, as follows:

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	Base scenario Dec. 31, 2020	‘Probable’ scenario:	‘Possible’ scenario exchange rate depreciation and interest rate increase 25%	‘Remote’ scenario: exchange rate depreciation and interest rate increase 50%
Swap (asset)	6,996,487	6,616,145	5,866,365	5,147,485
Swap (liability)	(5,607,778)	(5,518,555)	(5,595,382)	(5,669,279)
Option / Call spread	1,560,221	1,707,842	1,018,860	338,419
Derivative hedge instrument	2,948,930	2,805,432	1,289,843	(183,375)

The same methods of measuring marked to market of the derivative financial instruments described above were applied to the estimation of fair value.

c)	Financial risk management

Corporate risk management is a management tool that is part of the Company’s corporate governance practices, and is aligned with the process of planning, which sets the Company’s strategic business objectives.

The Company monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies to minimize the Company’s exposure to foreign exchange rate risk, interest rate risk, and inflation risks, which are effective, in alignment with the Company’s business strategy.

The main risks to which the Company is exposed are as follows:

Exchange rate risk

The Company is exposed to the risk of appreciation in exchange rates, with effect on loans and financing, suppliers (energy purchased from Itaipu) and cash flow. For Cemig GT debt denominated in foreign currency, were contracted a derivative financial instrument that protects the risks associated with the interest and principal, in the form of a swap and a call spread, respectively, in accordance with the hedge policy of the Company. The Cemig GT exposures to market risk associated to this instrument is described in the topic “Swap transaction” of this Note. The risk exposure of Cemig D is mitigated by the account for compensation of variation of parcel A items (CVA).

The net exposure to exchange rates is as follows:

Exposure to exchange rates	2020		2019
	Foreign currency	R$	Foreign currency	R$
US dollar
Loans and financing (Note 22)	(1,513,592)	(7,865,684)	(1,515,814)	(6,109,793)
Suppliers (Itaipu Binacional) (Note 20)	(62,593)	(325,277)	(60,229)	(242,766)
	(1,576,185)	(8,190,961)	(1,576,043)	(6,352,559)
Net liabilities exposed		(8,190,961)		(6,352,559)

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Sensitivity analysis

Based on information from its financial consultants, the Company estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real at the end of 2021 will be an appreciation of the dollar by 0.06%, to R$5.20. The Company has prepared a sensitivity analysis of the effects on the Company’s net income arising from depreciation of the Real exchange rate considering the increase of 25%, and 50%, in relation to this ‘probable’ scenario.

Risk: foreign exchange rate exposure	Base Scenario	‘Probable’ scenario US$=R$5.20	‘Possible’ scenario US$= R$6.50	‘Remote’ scenario US$=R$7.80
US dollar
Loans and financings (Note 22)	(7,865,684)	(7,870,679)	(9,838,349)	(11,806,018)
Suppliers (Itaipu Binacional) (Note 20)	(325,277)	(325,484)	(406,854)	(488,225)
	(8,190,961)	(8,196,163)	(10,245,203)	(12,294,243)

Net liabilities exposed	(8,190,961)	(8,196,163)	(10,245,203)	(12,294,243)
Net effect of exchange rate fluctuation	-	(5,202)	(2,054,242)	(4,103,282)

Company has entered into swap operations to replace the exposure to the US dollar fluctuation with exposure to fluctuation in the CDI Rate, as described in more detail in the item ‘Swap Transactions’ in this Note.

Interest rate risk

The Company is exposed to the risk of decrease in Brazilian domestic interest rates on December 31, 2020. This risk arises from the effect of variations in Brazilian interest rates on financial revenues from cash investments made by the Company, and also to the financial assets related to the CVA and other financial components, net of the effects on financial expenses associated to loans, financings and debentures in Brazilian currency, and also sectorial financial liabilities.

Part of the loans and financings in Brazilian currency comprises financings obtained from various financial agents that specify interest rates taking into account basic interest rates, the risk premium compatible with the companies financed, their guarantees, and the sector in which they operate.

The Company does not contract derivative financial instruments for protection from this risk. Variations in interest rates are continually monitored with the aim of assessing the need for contracting of financial instruments that mitigate this risk.

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This exposure occurs as a result of net assets (liabilities) indexed to variation in interest rates, as follows:

Risk: Exposure to domestic interest rate changes	2020	2019
Assets
Cash equivalents – Cash investments (Note 6) – CDI	1,587,337	326,352
Marketable securities (Note 7) – CDI / SELIC	4,125,063	753,681
Restricted cash – CDI	63,674	12,337
CVA and in tariffs (Note 14) – SELIC	132,681	881,614
	5,908,755	1,973,984
Liabilities
Loans, financing and debentures (Note 22) – CDI	(2,310,590)	(3,771,549)
Loans, financing and debentures (Note 22) – TJLP	(72,726)	(243,430)
Sector financial liabilities (note 14)	(231,322)	-
	(2,614,638)	(4,014,979)
Net assets (liabilities) exposed	3,294,117	(2,040,995)

Sensitivity analysis

In relation to the most significant interest rate risk, Company estimates that, in a probable scenario, at December 31, 2021 Selic and TJLP rates will be 5.50% and 4.87%, respectively. The Company has made a sensitivity analysis of the effects on its net income arising from increases in rates of 25% and 50% in relation to the ‘probable’ scenario. Fluctuation in the CDI rate accompanies the fluctuation of Selic rate.

Risk: Increase in Brazilian interest rates	2020	2021
	Book value	‘Probable’ scenario Selic 5.50% TJLP 4.87%	‘Possible’ scenario Selic 4.13% TJLP 3.65%	‘Remote’ scenario Selic 2.75% TJLP 2.44%
Assets
Cash equivalents (Note 6)	1,587,337	1,674,641	1,652,894	1,630,989
Marketable securities (Note 7)	4,125,063	4,351,941	4,295,428	4,238,502
Restricted cash	63,674	67,176	66,304	65,425
CVA and Other financial components – SELIC (Note 14)	132,681	139,978	138,161	136,330
	5,908,755	6,233,736	6,152,787	6,071,246
Liabilities
Loans and financing (Note 22) – CDI	(2,310,590)	(2,437,672)	(2,406,017)	(2,374,131)
Loans and financing (Note 22) – TJLP	(72,726)	(76,268)	(75,380)	(74,501)
Sector financial liabilities (Note 14)	(231,322)	(242,587)	(239,765)	(236,966)
	(2,614,638)	(2,756,527)	(2,721,162)	(2,685,598)

Net assets (liabilities) exposed	3,294,117	3,477,209	3,431,625	3,385,648
Net effect of fluctuation in interest rates		183,092	137,508	91,531

Increase in inflation risk

The Company is exposed to the risk of increase in inflation index on December 31, 2020. A portion of the loans, financings and debentures as well as the pension fund liabilities are adjusted using the IPCA (Expanded National Customer Price). The revenues are also adjusted using the IPCA and IGP-M index, mitigating part of the Company risk exposure. This table presents the Company’s net exposure to inflation index:

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Exposure to increase in inflation	2020	2019 (Restated)
Assets
Concession financial assets related to Distribution infrastructure - IPCA (1)	559,241	483,374
Receivable from Minas Gerais state government (AFAC) – IGPM (Note 11 and 30)	11,614	115,202
Concession Grant Fee – IPCA (Note 14)	2,549,198	2,468,216
	3,120,053	3,066,792

Liabilities
Loans, financing and debentures – IPCA and IGP-DI (Note 22)	(4,863,087)	(4,729,928)
Debt with pension fund (Forluz) – IPCA	(472,559)	(566,381)
Deficit of pension plan (Forluz) – IPCA	(540,142)	(550,151)
	(5,875,788)	(5,846,460)
Net assets (liabilities) exposed	(2,755,735)	(2,779,668)

(1) Portion of the concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the regulator (Aneel) after the 4rd tariff review cycle.

Sensitivity analysis

In relation to the most significant risk of reduction in inflation index, reflecting the consideration that the Company has more assets than liabilities indexed to inflation indices, the Company estimates that, in a probable scenario, at December 31, 2021 the IPCA inflation index will be 4.53% and the IGPM inflation index will be 11.65%. The Company has prepared a sensitivity analysis of the effects on its net income arising from a reduction in inflation of 25% and 50% in relation to the ‘probable’ scenario.

Risk: increase in inflation	2019	2020
	Amount Book value	‘Probable’ scenario IPCA 4.53% IGPM 11.65%	‘Possible’ scenario (25%) IPCA 5.66% IGPM 14.56%	‘Remote’ scenario (50%) IPCA 6.80% IGPM 17.48%
Assets
Concession financial assets related to Distribution infrastructure – IPCA (1)	559,241	586,653	593,491	600,386
Accounts receivable from Minas Gerais state government (AFAC) – IGPM index (Note 30)	11,614	12,967	13,305	13,644
Concession Grant Fee – IPCA (Note 14)	2,549,198	2,664,677	2,693,483	2,722,543
	3,120,053	3,264,297	3,300,279	3,336,573

Liabilities
Loans, financing and debentures – IPCA and IGP-DI	(4,863,087)	(5,083,385)	(5,138,338)	(5,193,777)
Debt agreed with pension fund (Forluz) – IPCA	(472,559)	(493,966)	(499,306)	(504,693)
Deficit of pension plan (Forluz)	(540,142)	(564,610)	(570,714)	(576,872)
	(5,875,788)	(6,141,961)	(6,208,358)	(6,275,342)
Net liability exposed	(2,755,735)	(2,877,664)	(2,908,079)	(2,938,769)
Net effect of fluctuation in IPCA and IGP–M indices		(121,929)	(152,344)	(183,034)

(1) Portion of the Concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the regulator (Aneel) after the 4rd tariff review cycle.

Liquidity risk

Cemig has sufficient cash flow to cover the cash needs related to its operating activities.

The Company manages liquidity risk with a group of methods, procedures and instruments that are coherent with the complexity of the business, and applied in permanent control of the financial processes, to guarantee appropriate risk management.

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Cemig manages liquidity risk by permanently monitoring its cash flow in a budget-oriented manner. Balances are projected monthly, for each one of the companies, over a period of 12 months, and daily liquidity is projected over 180 days.

Short-term investments must comply with investing principles established in the Company’s Cash Investment Policy. These include applying its resources in private credit investment funds, without market risk, and investment of the remainder directly in bank CDs or repo contracts which earn interest at the CDI rate.

In managing cash investments, the Company seeks to obtain profitability through a rigid analysis of financial institutions’ credit risk, applying operational limits for each bank, based on assessments that take into account their ratings, exposures and balance sheet. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

Any reduction in the Company’s ratings could result in a reduction of its ability to obtain new financing and could also make refinancing of debts not yet due more difficult or more costly. In this situation, any financing or refinancing of the Company’s debt could have higher interest rates or might require compliance with more onerous covenants, which could additionally cause restrictions to the operations of the business.

The flow of payments of the Company’s obligation to suppliers, debts with the pension fund, loans, financing and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is as follows:

Consolidated	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- loating rates
Loans, financing and debentures	79,217	1,291,355	1,638,060	12,844,777	1,841,765	17,695,174
Onerous concessions	247	530	2,454	10,699	14,213	28,143
Debt with pension plan (Forluz) (Note 24)	12,568	25,324	115,290	405,796	-	558,978
Deficit of the pension plan (FORLUZ) (Note 24)	5,557	11,204	51,137	294,621	521,943	884,462
	97,589	1,328,413	1,806,941	13,555,893	2,377,921	19,166,757
- Fixed rate
Suppliers	2,138,415	218,130	1,775	-	-	2,358,320
	2,236,004	1,546,543	1,808,716	13,555,893	2,377,921	21,525,077

Parent company	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financing and debentures	-	50,273	-	-	-	50,273
Debt with pension plan (Forluz) (Note 24)	618	1,246	5,672	19,965	-	27,501
Deficit of the pension plan (FORLUZ) (Note 24)	273	551	2,516	14,495	25,680	43,515
	891	52,070	8,188	34,460	25,680	121,289
- Fixed rate
Suppliers	1,985	60	-	-	-	2,045
	2,876	52,130	8,188	34,460	25,680	123,334

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Credit risk

The distribution concession contract requires levels of service on a very wide basis within the concession area, and disconnection of supply of defaulting customers is permitted. Additionally, the Company uses numerous tools of communication and collection to avoid increase in default. These include: telephone contact, emails, text messages, collection letters, posting of customers with credit protection companies, and collection through the courts.

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its customers is considered to be low. The credit risk is also reduced by the extremely wide customers’ base.

The allowance for doubtful accounts receivable recorded on December 31, 2020, considered to be adequate in relation to the credits in arrears receivable by the Company and its subidiaries was R$712,369.

Company and its subsidiaries manage the counterparty risk of financial institutions based on an internal policy, applied since 2004.

This Policy assesses and scales the credit risks of the institutions, the liquidity risk systemic risk related to macroeconomic and regulatory conditions, the market risk of the investment portfolio and the Treasury operational risk.

All investments are made in financial securities that have fixed-income characteristics, always indexed to the CDI rate. The Company does not carry out any transactions that would bring volatility risk into its financial statements.

As a management instrument, the Company and its subsidiaries divide the investment of its funds into direct purchases of securities (own portfolio) and investment funds. The investment funds invest the funds exclusively in fixed income products, having companies of the Group as the only unit holders. They obey the same policy adopted in the investments for the Company’s directly-held own portfolio.

The minimum requirements for concession of credit to financial institutions are centered on three items:

1.	Rating by three risk rating agencies.
2.	Equity greater than R$400 million.

3.	Basel ratio one percentage point above the minimum set by the Brazilian Central Bank.

Banks that exceed these thresholds are classified in three groups, in accordance with their equity value, plus a specific segment comprising those whose credit risk is associated only with federal government, and within this classification, limits of concentration by group and by institution are set:

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Group	Equity	Limit per bank (% of equity)*
Federal Risk (FR)	-	10%
A1	Over R$ 3.5 billion	Between 6% and 9%
A2	Between R$ 1.0 billion and R$ 3.5 billion	Between 5% and 8%
A3	Between R$400 million and R$ 1.0 billion	Between 0% and 7%

* The percentage assigned to each bank depends on individual assessment of indicators, e.g. liquidity, and quality of the credit portfolio.

Further to these points, Cemig also sets two concentration limits:

1.	No bank may have more than 30% of the Group’s portfolio.
2.	“Federal Risk” and “A1” banks may have more than 50% of the portfolio of any individual company.

COVID-19 Pandemic – Risks and uncertainties related to Cemig’s business

The Company’s assessment concerning the risks and potential impacts of Covid-19 are disclosed in Note 1e.

Risk of over-contracting and under-contracting of energy supply

Sale or purchase of energy supply in the spot market to cover a positive or negative exposure of supply contracted, to serve the captive market of Cemig D, is an inherent risk to the energy distribution business. The regulatory agent limits for 100% pass-through to customers the exposure to the spot market, valued at the difference between the distributor’s average purchase price and the spot price (PLD), is only the margin between 95% and 105% of the distributor’s contracted supply. Any exposure that can be proved to have arisen from factors outside the distributor’s control (‘involuntary exposure’) may also be passed through in full to customers. Company’s management is continually monitories its contracts for purchase of energy supply to mitigate the risk of exposure to the spot market.

On April 07, 2020, Aneel expanded the limit of total amount of energy that can be declared by energy distributors in the process of the mechanism for the sale of surplus (‘Mecanismo de Venda de Excedentes’ - MVE), during 2020, from 15% to 30%, for the purpose of facilitating contractual reductions, considering the scenario caused by Covid-19 pandemic.

On May 18, 2020, the Decree 10,350/2020 authorized the creation and management of the Covid Account by the CCEE (Power Trading Chamber), whose purposes includes the coverage of the financial effects of over contracting caused by the pandemic. The amount estimated for this coverage was R$212,473. The Decree also added a sub-item to Article 3 of the Decree 5,163/2004, reducing the charge arising from the effects of the Covid-19 pandemic, calculated in accordance with an Aneel regulation, as one of the possible items to be treated as involuntary over contracting, and as a result passed through to customers.

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Risk of continuity of the concession

The risk to continuity of the distribution concession arises from the new terms included in the extension of Cemig D’s concession for 30 years from January 1, 2016, as specified by Law 12,783/13. The extension introduced changes to the present contract, conditional upon compliance by the distributor with new criteria for quality, and for economic and financial sustainability.

The extension is conditional on compliance with indicators contained in the contract itself, which aim to guarantee quality of the service provided and economic and financial sustainability of the company. These are determinant for actual continuation of the concession in the first five years of the contract, since non-compliance with them in two consecutive years, or in the fifth year, results in cancellation of the concession.

Additionally, as from 2021, non-compliance with the quality criteria for three consecutive years, or the minimum parameters for economic/financial sustainability for two consecutive years, results in opening of proceedings for termination of the concession.

Due to the inspection carried out by Aneel, the indicators of efficiency criteria regarding service continuity were recalculated for the period from January 2016 to May 2019, resulting in a non-compliance of the annual global limit for the indicator DEC (Customer Unit Average Outage Duration) for the periods of 2016 and 2017. Once the DEC calculated for the year of 2019 also exceeded the regulatory global limit, the prohibition on declaration of dividends and interest on equity, provided in Article 2º of Aneel Normative Resolution 747/2016, was applied, limiting the amount of Cemig D dividend and interest on equity, isolated or jointly, to 25% of net income, less the amounts allocated to the legal reserve and the Contingency Reserve. It is important to note that the internal indicators (DECi and FECi) for maintaining the distribution concession were complied with in all periods.

The efficiency criteria for continuity of supply and for economic and for financial management, required to maintain the distribution concession, were met in the year ended December 31, 2020.

Hydrological risk

The greater part of the energy sold by the Company’s subsidiaries is generated by hydroelectric plants. A prolonged period of drought can result in lower water volumes in the reservoirs of these plants, which can lead to an increase in the cost of acquisition of energy, due to replacement by thermoelectric generation, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving of energy. Prolongation of the generation of energy using the thermal plants could pressure costs of acquisition of supply for the distributors, causing a greater need for cash, and could result in future increases in tariffs.

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Risk of debt early maturity

The Company’s subsidiaries have loan contracts with restrictive covenants normally applicable to this type of transaction, related to compliance with a financial index. Non-compliance with these covenants could result in earlier maturity of debts.

On December, 31, 2020, the Company and its subsidiaries was compliant with all the covenants for financial index requiring half-yearly and annual compliance, except for non-compliance with the non-financial covenant of the loan contracts with the CEF of the subsidiaries Central Eólica Praias de Parajuru and Central Eólica Volta do Rio. More details in Note 22.

Capital management

This table shows comparisons of the Company’s net liabilities and its Equity on December 31, 2020 and 2019:

	Consolidated		Parent company
	2020	2019 (Restated)	2020	2019 (Restated)
Total liabilities	36,605,732	34,423,219	2,589,817	1,865,610
(–) Cash and cash equivalents	(1,680,397)	(535,757)	(422,647)	(64,356)
(–) Restricted cash	(63,674)	(12,337)	(349)	(129)
Net liabilities	34,861,661	33,875,125	2,166,821	1,801,125

Total equity	17,477,348	16,102,505	17,472,666	16,098,255
Net liabilities / equity	2.00	2.10	0.12	0.11

32.	ASSETS AS HELD FOR SALE AND DISCONTINUED OPERATIONS

On December 31, 2020 and 2019 assets and liabilities classified as held for sale, and the results of discontinued and continuing operations, were as follows:

Consolidated and Parent company – Statements of financial position	2020	2019
Assets held for sale – investment in an affiliate	1,258,111	1,258,111

Consolidated and Parent company – Statements of income	2019
Loss for write-down of non-current assets held for sale arising from continuing operations, before taxes	72,738
Net income after taxes – continuing operations	72,738
Profit for write-down of non-current assets held for sale arising from continuing operations, before taxes	309,144
Deferred taxes arising from non-current assets held for sale, recognized in continuing operations	(85,077)
Net income after taxes - discontinued operations	224,067

Disposal of interest in and control of Light

Partial disposal in 2019

On November 27, 2018, the Board of Directors of the Company decided, in the context of Cemig’s disinvestment program, to maintain as a priority for 2019 the firm commitment to sale of the shares in Light S.A. owned by Cemig, on conditions that are compatible with the market and also in accordance with the interests of shareholders.

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The Company has concluded that its investment in Light meets the criteria of CPC 31 – Non-current assets held for sale and discontinued operations; being its sale in the near future is highly probable. The Company has also evaluated the effects on the investments held in the companies LightGer, Axxiom, Guanhães and UHE Itaocara, which are jointly controlled by the Company and by Light.

On July 17, 2019, together with the public offering of shares, the Company sold 33,333,333 shares that it held in Light, at the price per share of R$18.75, in the total amount of R$625,000.

With completion of the public offering of shares by Light, the Company’s equity interest in the total capital of this investee was reduced from 49.99% to 22.58%, corresponding 68,621,263 shares of the total 303,934,060. This limited its right of voting in meetings of shareholders, and consequently its ability to direct material activities of the investee.

Thus, as from that date, with the changes of the equity interest in Light, the Company ceased its control over the investee. In these circumstances, the Company wrote down the values of assets and liabilities of its former subsidiary, and recognized, at fair value, its remaining equity interest as an investment in an affiliate or jointly-controlled entity, in accordance with IFRS 10 / CPC 36 (R3) – Consolidated financial statements.

Since the Company maintained its firm commitment to dispose of the remaining equity interest in Light in the near future, the investment in Light continued to be classified as Assets held for sale, in accordance with CPC 31 / IFRS 5 – Non-current assets held for sale, and discontinued operations, at the lower of its carrying amount and its fair value less cost to sale. The remeasurement of the remaining equity interest in Light at fair value used the sale price of the shares on the date of the loss of control (Level 1 in the fair value hierarchy), of R$18.75 per share, less the estimated costs for the sale estimated at R$28,538. The difference between the book value of the remaining equity interest and its fair value was recognized in the net income for the year from continuing operations.

The Company also wrote down the assets and liabilities of the former subsidiaries Itaocara, Guanhães, LightGer and Axxiom, and recognized its remaining equity interest in these investees at fair value as investments in jointly-controlled entities, accounted for by the equity method. These investments, which are jointly controlled with Light, were not classified as held for sale and discontinued operations, since the Company does not have the intention of selling them.

Since this the interest held in light is an investment in associate, it was classified as a non-current asset held for sale, but not as a discontinued operation.

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Sale of retained investiment in Light on January 2021

On January 7, 2021, the Company Board of Directors approved the sale of its 68,621,264 common shares in Light, comprising the Company’s entire holding, in a public offering for distribution of a total of 137,242,528 common shares in Light. This offering comprises: (a) primary distribution of 68,621,264 new common shares in Light (“the Primary Offering”); and (b) a secondary distribution, of the Company shares, with restricted placement efforts. The Board of Directors also approved the non-exercise of the Company’s right of first refusal in the Primary Offering, and, consequently waiver, by the Company, of that right of priority in subscription of shares in the Primary Offering.

On January 22, 2021, the public offering of common shares in Light was completed, and, thus, the Company sold its entire holding of shares in Light at R$20.00 per share for a total of R$1,372,425.

As a result, the Company recognized, in January, 2021, the gain before taxes of R$108,550, considering the carrying amount of the non-current asset held for sale at the transaction date. The fiscal cost of the investment was adjusted for the tax calculation, pursuant to tax law, considering the equity value of the investment, plus the goodwill and the excess of net fair value of the investee’s identifiable assets and liabilities over the cost paid in the step-acquisitions.

Consolidated and Parent company
Cemig’s shares	68,621,263
Sale price of the shares – January 21, 2021	20.00
Total value	1,372,425
Estimated cost to sell (0.42%) (1)	(5,764)
Fair value, less cost to sell on 01/22/2021	1,366,661
Non-current asset held for sale carrying amount in 12/31/2019	(1,258,111)
Gains	108,550
IRPJ and CSLL (2)	(36,907)
Gain after taxes	71,643

(1)	The estimated cost to sell includes financing, accounting and legal advices services.
(2)	The adjustment in the tax calculation resulted in a positive effect of R$113,090.

33.       INSURANCE

The Company and its subsidiaries maintain insurance policies to cover damages on certain assets, in accordance with orientation by specialists, as listed below, taking into account the nature and the degree of risk, for amounts considered sufficient to cover any significant losses related to its assets and responsibilities. The risk assumptions adopted, due to their nature, are not part of the scope of an audit of the financial statements, and consequently were not examined by the external auditors.

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	Coverage	Coverage period	Amount insured (1)	Annual premium (1)
Companhia Energética de Minas Gerais
Facilities in buildings	Fire	Jan. 8, 2021 to Jan. 8, 2022	R$8,661	R$2
Cemig Geração e Transmissão
Air transport / Aircraft	Fuselage Third party	April 29, 2020 to April 29, 2021 April 29, 2020 to April 29, 2021	US$1,140 US$4,000	US$24
Warehouse stores	Fire	Nov. 2, 2020 to Nov. 2, 2021	R$18,981	R$17
Buildings	Fire	Jan. 8, 2021 to Jan. 8, 2022	R$240,527	R$70
Telecoms equipment (3)	Fire	Jul. 8, 2020 to Jul. 8, 2021	R$2,650	R$2
Operational risk - Transformers above 15MVA and other power distribution equipment with value above R$1,000	(2)	Dec. 7, 2020 to Dec. 7, 2021	R$715,118	R$941

Cemig Distribuição
Air transport / Aircraft / Guimbal equipment	Fuselage Third party	April 29, 2020 to April 29, 2021	US$3,370 USS14,000	US$51
Warehouse stores	Fire	Nov. 2, 2020 to Nov. 2, 2021	R$74,575	R$68
Buildings	Fire	Jan. 8, 2020 to Jan. 8, 2021	R$616,157	R$179
Telecoms equipment (3)	Fire	Jul. 8, 2020 to Jul. 8, 2021	R$31,082	R$28
Operational risk – Transformers above 15MVA and other energy distribution equipment with value above R$ 1,000 (2)	Total	Dec. 7, 2020 to Dec. 7, 2021	R$545,062	R$717

Gasmig
Gas distribution network / Third party	Third party	Dec. 15, 2020 to Dec. 15, 2021	R$60,000	R$378
Own vehicle fleet (Operation)	Damage to third parties only	Jul. 7, 2020 to Jul. 7, 2021	R$500	R$3
Own vehicle fleet (Directors)	Full cover	Oct. 25, 2020 to Oct. 25, 2021	R$100	R$2
Facilities – multirisk	Robbery, theft and fire	Dec. 31, 2020 to Dec. 31, 2021	R$32,667	R$39

(1) Amounts expressed in R$ ‘000 or US$’000.

(2) Maximum indemnity limit: R$230,662

(3) Contracting of a new policy is in progress.

The Company and its subsidiaries, except for its aircraft, does not have third party liability insurance covering accidents, and is not seeking proposals for this type of insurance. Additionally, Company has not sought proposals for, and does not have current policies for, insurance against events that could affect its facilities such as earthquakes, floods, systemic failures or business interruption. The Company has not suffered significant losses arising from the above-mentioned risks.

34.	COMMITMENTS

The Company and its subsidiaries have contractual obligations and commitments that include, mainly purchase of energy from Itaipu, as follows:

	2021	2022	2023	2024	2025	After 2026	Total
Purchase of energy from Itaipu	1,514,968	1,548,077	1,595,172	1,595,172	1,595,172	33,498,611	41,347,172
Purchase of energy – auctions	3,416,284	3,387,097	3,378,496	3,536,317	3,327,640	47,855,339	64,901,173
Purchase of energy – ‘bilateral contracts’	332,339	332,339	332,339	222,118	67,357	79,906	1,366,398
Quotas of Angra 1 and Angra 2	288,424	290,699	298,653	301,096	300,273	6,340,033	7,819,178
Transport of energy from Itaipu	188,834	215,389	218,223	222,040	158,810	521,088	1,524,384
Other energy purchase contracts	4,450,127	4,722,807	4,621,676	3,477,948	3,310,220	28,777,230	49,360,008
Physical quota guarantees	811,557	811,557	811,557	811,557	811,557	17,042,697	21,100,482
Total	11,002,533	11,307,965	11,256,116	10,166,248	9,571,029	134,114,904	187,418,795

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35.       NON-CASH TRANSACTIONS

On December 31, 2020 and 2019, the Company had the following transactions not involving cash, which are not reflected in the Cash flow statement:

§	Capitalized financial costs of R$33,335 on 2020 (R$22,735 on 2019);
§	Except for the cash arising from the business combination, in the amount of R$27,110, and the payment of R$44,775, the acquisition of the Centroeste’s remaining equity interest did not generate effects in the Company’s cash flow;
§	Except for the cash arising from the merger of the subsidiaries RME and LUCE amounting R$22,444, this transaction did not generate effects in the Company’s cash flow;
§	Lease addition in the amount of R$6,193 (R$31,111, on December 31, 2019);
§	Capital increase from retained profit reserve, with the issuance of shares, in the amount of R$300,000, on July 30, 2020.

36.       SUBSEQUENT EVENTS

The ‘Covid Account’

On January 26, 2021, Aneel published its Dispatch 181, setting the periods for payment, and the amounts of the monthly quotas, of the Energy Development Account (Conta de Desenvolvimento Energético – CDE) payable by distribution agents under the ‘Covid Account’, for amortization of the lending transaction contracted by the CCEE to support the cash position of distribution agentes, as specified in Normative Resolution 885 of 2020, and explained in Note 1 to the financial statements.

The monthly charge payable by Cemig D is approximately R$41 million/ per month, to be paid to the CCE as from the ordinary tariff adjustment process of 2021, with payment until the 10th day of the subsequent month. Under Aneel Technical Note 05/2021-SGT, this amount will be included in tariffs for 48 months (2021 to 2025), and Aneel will revisit, annually, the parameters for the definition of the charge; any residual balance will be returned to customers at the end of the period. To guarantee an equilibrium between tariff coverage, payment and collection, the Covid Account CDE Charge will be subject to calculation of CVA and Neutrality.

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Process of evaluation of disinvestment strategies

A process of evaluation of structures for disinvestment of the Company’s equity interest in the share capital of TAESA is in progress, within the overall concept of optimization of the Company’s allocation of capital. The process is at the phase of identification and assessment by the Company’s Executive Board, with the help of specialized advisors, of the alternatives available for making the disinvestment and does not does not constitute an offer for sale of the Company’s equity interest in Taesa. As soon as the analyses on a model and structure for a potential disinvestment of the Company’s interest in Taesa are finalized, the matter will be submitted to the Company’s Board of Directors for consideration.

* * * * * * * * * * * *

(The original is signed by the following signatories)

Reynaldo Passanezi Filho	Dimas Costa	Leonardo George de Magalhães
Chief Executive Officer	Chief Trading Officer	Chief Finance and Investor Relations Officer

Marney Tadeu Antunes		Maurício Dall’Agneses
Chief Distribution Officer		Chief Officer Cemigpar

Paulo Mota Henriques		Eduardo Soares
Chief Generation and Transmission Officer		Chief Regulation and Legal

Mário Lúcio Braga		Carolina Luiza F. A. C. de Senna
Controller CRC-MG 47.822		Financial Accounting and Equity Interests Manager Accountant – CRC-MG 77.839

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Edifício Phelps Offices Towers Rua Antônio de Albuquerque, 156 11º andar - Savassi 30112-010 - Belo Horizonte - MG - Brasil Tel: +55 31 3232-2100 Fax: +55 31 3232-2106 ey.com.br

A free translation from Portuguese into English of Independent Auditor’s Report on Financial Statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB

Independent auditor’s report on individual and consolidated financial statements

To the shareholders and Management of:

Companhia Energética de Minas Gerais - CEMIG

Belo Horizonte - MG

Opinion

We have audited the individual and consolidated financial statements of Companhia Energética de Minas Gerais - CEMIG (the “Company”), identified as individual and consolidated, respectively, which comprise the statements of financial position as at December 31, 2020, and the statements of profit or loss, of comprehensive income, of changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of Companhia Energética de Minas Gerais - CEMIG as at December 31, 2020, and its individual and consolidated financial performance and cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants, the professional standards issued by the Brazil’s National Association of State Boards of Accountancy (CFC) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

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Emphasis of matter

Restatement of corresponding figures

As described in Note 2.8, due to the impacts of the adjustments in discounts rates of the financial inflows of the conssesion contract related to the transmission segment and the respective impact on the construction margin allocation on the statement of profit and loss, and due to the effect of the modification in the concession assets from Law 12,783/13 (RBSE), the prior year corresponding amounts, presented for comparative purposes, are being restated in accordance with NBC TG 23 – Accounting Policies, Changes in Accounting Estimates and Errors. Our opinion is not modified in respect to this matter.

Risk regarding the ability of jointly-controlled entity Renova Energia S.A. to continue as a going concern

As described in Note 16 to the individual and consolidated financial statements, on December 18, 2020 were approved in the General Meeting of Creditors the court-supervised reorganization plans under the terms of Law No. 11,101/05 of jointly-controlled entity Renova Energia S.A. and some of its subsidiaries, which had been authorized by the 2nd State of São Paulo In-Court Reorganization and Bankruptcy Court.

The jointly-controlled entity is determining the effects of the court-supervised reorganization plans on its financial statements for the year ended December 31, 2020, which have not yet being concluded. Although the in-court reorganization plans have been approved, there are events or conditions together with other matters described in referred note that may indicate significant doubt about its ability to continue as a going concern. Our opinion is not modified in respect to this matter.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatements of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

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Concession’s infrastructure

As described in Notes 14, 15 and 18 to the individual and consolidated financial statements as of December 31, 2020, the Company and its subsidiaries have concession financial assets, contract assets and intangible assets, amounted to R$3,924,641 thousand, R$4,980,072 thousand and R$11,809,928 thousand, respectively, representing the concession’s infrastructure.

The amount of investments applied in the distribution infrastructure concession is an essential part of the methodology applied by the grantor to determing the tariff of energy and gas charged by the distribution companies to its final consumers, under the terms of the Concession Agreement. Definition of which expenditures are eligible and should be capitalized as infrastructure cost is subject to management’s judgment. During 2020, the subsidiaries recognized in its assets investments in the concession infrastructure of energy and gas distribution amounting to R$ 1,434,823 thousand.

For generation, the concession financial assets is represented by indemnifiable receivable for hydroelectric power generation plants that were included in Lot D in 2016 and the amounted invested by the subsidiary that was not fully subject to amortization at the end of the concession period and will be indemnified by the grantor, amounting to R$ 816,202 thousand.

Additionally, determination of expenditures that qualify as concession infrastructure investment and are subject to indemnification, has direct impact on evaluation of concession financial assets of the energy generation and distribution concessions.

The recognition of the concession contract asset and revenue in the transmission concession segment under CPC 47 - Revenue from Contracts with Customers (IFRS15 - Revenue from contracts with customers) requires a significant management ‘s estimation and judgment relating to: (i) the moment when control over an asset is obtained; (ii) the efforts or inputs necessary to satisfy the performance obligations (iii) profit margins expected in each performance obligation (iv) the expected revenue projections; and (iv) the discount rate that represents the financial component embedded in the flow of future cash flow.

Due to the significance of the amounts and the significant degree of judgment involved, we considered the measurement of the concession’s intangible assests, indemnifiable financial assests and contract assets a key audit matter.

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How our audit addressed this matter

Our audit procedures included, among others: (i) evaluating the design and operating effectiveness of the subsidiaries' internal controls over accounting for infrastructure investments, including the allocation of indirect cost, comparing costs with historical data and observable industry standards, measuring the indemnifiable financial assets relating to the generation and distribution concession and to revenues from contracts with customers in the transmission segment, including the controls over management’s review of the significant assumptions underlying the measurement and accounting of these assets; (ii) recalculating the distribution financial assets and comparing the calculation-related inputs with external market information and criteria established by the grantor, in addition to evaluating the changes in the last tariff reviews; (iii) analyzing the determination of the margin on projects under construction and projects of enhancements and upgrades of the existing transmission infraestructure, by verifying the methodology and assumptions adopted by the Company to estimate the total construction cost, and the present value of future cash flows, discounted at the implicit interest rate that represents the financial component embedded in the cash flows (iv) involving our internal specialists in evaluating significant assumptions used in financial modelling, analyzing the methodology and calculations to determine the implicit discount rate used, as well as in reviewing significant assumptions used for forecasting the costs of projects under construction; (v) analyzing the impacts arising from the transmission Periodic Tariff Review (RTP) by examining the technical notes issued by the grantor, recalculating the present value of the contractual flow from the concession assets based on the Annual Permitted Revenue (RAP), and verifying disallowance of projects and remuneration bases; (vi) assessing historical build-up cost of the generation financial assets , analyzing regulatory standards for their indemnification and monitoring public hearing and discussions between the Company and the grantor authority on the matter (vii) evaluating the related disclosures made by the Company in the individual and consolidated financial statements.

As a result of these procedures, we identified an audit adjustment indicating the need to remeasure a contract assets related to transmission concession. This adjustment was recorded by management in view of its significance to the financial statements taken as a whole.

Based on the results of the audit procedures performed, which are consistent with management's assessment, we considered the estimates prepared by management to be acceptable, as well as the related disclosures in Notes 14, 15 and 18 in the context of the financial statements taken as a whole.

Impairment of certain investments in associates and joint ventures

As described in Note 16 to the individual and consolidated financial statements, the Company and its subsidiaries have investments in affiliates and jointly-controlled entities carried under the equity method in the amount R$5,415,293 thousand, net of provision for impairment, and assesses annually, or whenever applicable, the need to recognize any additional impairment loss. In 2020, as a result of this analysis, the Company and its subsidiaries concluded that there was indication of impairment of their direct and indirect investments in Madeira Energia S.A., Norte Energia S.A., Renova Energia S.A. and Guanhães Energia S.A. and, consequently, conducted the analysis, determined their recoverable amounts, and recognized losses, where applicable.

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This matter was considered significant for our audit, considering the relevance of Company’s and its subsidiaries’ assets account balances, specially related to investments accounted for under the equity method, subjectivity of management’s fair value estimates, that are based on assumptions affected by future market and economic conditions, and to the existence of certain specific circumstances related to certain investees and joint ventures’ delayed operations startup and going concern risks.

How our audit addressed this matter

Our audit procedures included, among others: (i) evaluating process and controls implemented by management to identify impairment indications on investments and to estimate their net recoverable amount, as applicable; including controls over management's review of the significant assumptions underlying the fair value determination; (ii) evaluating the significant assumptions used to estimate fair value; comparing the significant assumptions used to estimate cash flows to current industry and economic trends; comparing relevant inputs to Company’s operating data and performing sensitivity analysis to evaluate the fair value; (iii) involving our valuation specialists to assist in evaluating the discount rate used in the fair value calculation; and (iv) involving experienced audit professionals to define the testing strategy, to review the audit supporting documentation, and to oversee the audit procedures performed. In addition, we assessed the adequacy of the Company's disclosures on this matter.

Based on the results of the audit procedures performed on the investments in affiliates and jointly-controlled entities account balances, which are consistent with management's assessment, we considered that the criteria and assumptions relating to the impairment of investments adopted by management, as well as the related disclosures in Note 16, are acceptable in the context of the financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (SVA) for the year ended December 31, 2020, prepared under the responsibility of Company management, and presented as supplementary information for IFRS purposes, were submitted to audit procedures conducted together with the audit of the Company’s financial statements. To form our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and whether their form and content comply with the criteria defined in accounting pronouncement NBC TG 09 – Statements of Value Added. In our opinion, these statements of value added were fairly prepared, in all material respects, in accordance with the criteria defined in above mentioned accounting pronouncement and are consistent with the overall individual and consolidated financial statements.

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Other information accompanying the individual and consolidated financial statements and the auditor’s report

Management is responsible for such other information, which comprises the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit conducted in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

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•	Identified and assessed the risks of material misstatements of the individual and consolidated financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries' internal control.

•	Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Concluded on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast substantial doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the scope and timing of the planned audit procedures and significant audit findings, including any significant deficiencies in internal control that we may have identified during our audit.

We also provided those charged with governance with a statement that we have complied with relevant ethical requirements, including applicable independence requirements, and communicated with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

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From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Belo Horizonte, March 26, 2021.

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OPINION OF THE AUDIT BOARD

The members of the Audit Board of Companhia Energética de Minas Gerais (Cemig), undersigned, in performance of their function under the law and the Company’s by-laws, have examined the financial statements for the business year ended December 31, 2020 and the related complementary documents, approved by the Company’s Board of Directors, on March 26, 2021. After verifying these documents, and considering the examinations carried out by this Board and the explanations provided by the Company’s Management in relation to acts of management and the related records in the 2020 financial year, and also based on the unqualified Opinion of Ernst & Young Auditores Independentes (EY) issued on March 26, 2021, hereby express the following favorable opinion, namely that these statements are adequately presented in all material aspects, and thus merit approval by the stockholders in the Annual General Meeting to be held in 2021.

Belo Horizonte, March 26, 2021.

( Signed by: )

Gustavo de Oliveira Barbosa

Cláudio Morais Machado

Elizabeth Jucá e Mello Jacometti

Fernando Scharlack Marcato

Michele da Silva Gonsales Torres

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DIRECTORS’ STATEMENT OF REVIEW OF THE FINANCIAL STATEMENTS

STATEMENT

We hereby state, for the due purposes, in the meeting of the Executive Board of Companhia Energética de Minas Gerais (Cemig), held on March 23, 2021, we approved the conclusion, on that date, of the Company’s financial statements for the business year 2020; and also submission to the Board of Directors, for decision and submission to the Annual General Meeting, of the Report of Management, the Financial Statements for 2020 and the related complementary documents. In relation to those documents, we declare that we have reviewed, discussed and agree with the said Financial Statements.

Belo Horizonte, March 26, 2021.

( Signed by: )

Reynaldo Passanezi Filho – Executive Officer

Dimas Costa – Chief Trading Officer

Eduardo Soares - Chief Regulation and Legal

Leonardo George de Magalhães – Chief Finance and Investor Relations Officer

Marney Tadeu Antunes – Chief Distribution and Sales Officer

Maurício Dall’Agnese – Chief Officer Cemigpar

Paulo Mota Henriques – Chief Generation and Transmission Officer

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DIRECTORS’ STATEMENT OF REVIEW OF THE REPORT BY THE EXTERNAL AUDITORS ON THE FINANCIAL STATEMENTS

STATEMENT

We hereby state, for the due purposes, in the meeting of the Executive Board of Companhia Energética de Minas Gerais (Cemig), held on March 23, 2021, we approved the conclusion, on that date, of the Company’s financial statements for the business year 2020; and also submission to the Board of Directors, for decision and submission to the Annual General Meeting, of the Report of Management, the Financial Statements for 2020 and the related complementary documents. In relation to those documents, we declare that we have reviewed, discussed and agree with the opinions expressed by the representatives of the Independent External Auditors.

Belo Horizonte, March 26, 2021.

( Signed by: )

Reynaldo Passanezi Filho – Executive Officer

Dimas Costa – Chief Trading Officer

Eduardo Soares - Chief Regulation and Legal

Leonardo George de Magalhães – Chief Finance and Investor Relations Officer

Marney Tadeu Antunes – Chief Distribution and Sales Officer

Maurício Dall’Agnese – Chief Officer Cemigpar

Paulo Mota Henriques – Chief Generation and Transmission Officer

242

REPORT OF THE AUDIT COMMITTEE

SUMMARY OF THE REPORT OF THE AUDIT COMMITTEE – March 26, 2021

INTRODUCTION

The purpose of the Audit Committee, a statutory body of Companhia Energética de Minas Gerais (‘Cemig’), Cemig Distribuição S.A. (‘Cemig D’), Cemig Geração e Transmissão S.A. (‘Cemig GT’) and their related subsidiaries, is to advise the Board of Directors on the exercise of its functions of audit and inspection, and, among other duties specified in its Internal Regulations, evaluate and state opinions on: the quality and integrity of the accounting statements; adherence to the rules of law, the bylaws and regulations; and the effectiveness of the systems of internal control, and of independent and external auditing. The assessments made by the Committee are based (i) on information received from Management, from the external auditors, from internal audits, and from those responsible for management of risk and internal controls; and (ii) on its own analyses arising from direct observation. It is a function of the Committee, with the technical and operational support of the Company’s Compliance area, to carry out analysis of the appropriateness of nominations to the post of Manager or member of the Audit Board by carrying out background checks of integrity and compliance.

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee comprises: Mr. Pedro Carlos de Mello, Coordinator of the Committee and elected on June 11, 2018; and the committee members Mr. Afonso Henriques Moreira Santos elected on September 14, 2020 and Mr. Roberto Tommasetti elected on May 15, 2019.

243

ACTIVITIES CARRIED OUT IN THE SCOPE OF ITS DUTIES IN YEAR OF 2019

In 2020 the Committee met 42 times. At the beginning of the first half of 2021 it has met11 times. It has taken part in meetings of the Board of Directors five times. Four meetings were held jointly with the Audit Board in 2020, and one so far in the first half of 2021. The Committee has maintained permanent contact with the managers of the various areas of the Company, aiming to accompany the work carried out, and obtain input information on which to base its assessments. Ten meetings were held with participation by the external auditors, Ernst and Young Auditores Independentes, to become aware of methodology, planning and results of the work, with a view to preparation of the Financial Statements at December, 31, 2020. The Committee met with members of the Executive Board of the Company to deal with subjects related to general aspects of the management of the institution, in particular those relating to accounting, internal controls, internal auditing, management of capital, financial management and management of risks. The Committee has presented recommendations for enhancement of processes, and accompanied the implementations of improvements that it has recommended, and also recommendations in relation to internal and external audits, indicated in the course of its work. The Committee has maintained regular contacts with the Company’s Board of Directors, and has also issued opinions of aspects related to its duties under regulations, and provided information to that Board on its activities.

THE INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS

The work carried out by the Office of the General Manager for Compliance and Corporate Risk Management (GC) and, later, by the Deputy Director of Support in the Management of Compliance, Corporative Risks and Internal Controls, were the subject of accompaniment by the Committee. The Audit Committee considers that the activity of the Company’s management in ensuring the effectiveness of the institution’s systems of internal controls and risk management is positive (although in its opinion some points require more attention).

INTERNAL AUDITING

Several meetings have been held with the General Manager and the Managers of Internal Auditing (AI), with a view to accompanying the work carried out by these units. The Committee has made an assessment of the scope and quality of the audits carried out, and the level of independence of the area – assessing it to be positive. In the work carried out by internal auditing, no failures to comply with the legislation in effect and/or the internal rules were found of which the degree of severity could put the solidity and continuity of the Company at risk.

EXTERNAL AUDITING

The Committee met with the external auditors, Ernst and Young Auditores Independentes S.S., to ascertain the principal events in the works carried out in the preparation of the financial statements for 2020, and in their assessment of the Company’s present internal controls. The Committee considers the work carried out to be satisfactory, and has not identified any situations that could affect the objectivity and independence of the external auditors.

244

THE FINANCIAL STATEMENTS

The Committee has accompanied the process of preparation of the financial statements for 2020, examining trial balances, balance sheets and explanatory notes, and has considered the financial statements, the Report of Management, the Report of the External Auditors and other documents destined for publication. It has taken cognizance of the accounting practices used in the preparation of the financial statements, which are aligned with the fundamental principles of accounting and with Brazilian corporate legislation, and which adequately portray the institution’s equity situation.

CONCLUSION

By the closing date of this report the Audit Committee had not received any reports of any accusation of non-compliance with rules, or absence of controls, or any act or omission by the Company's Management, that might indicate the existence of fraud, failings or errors that might put at risk the continuity of the institution or the fidelity of its accounting statements. Based on the considerations above, the Audit Committee, having duly weighed and considered its responsibilities and the natural limitations arising from the scope of its activity, recommends to the Board of Directors that the Financial Statements of Cemig, Cemig D and Cemig GT for 2020 should be approved.

Belo Horizonte, March 26, 2021.

The Audit Committee

PEDRO CARLOS DE MELLO – Coordinator

AFONSO HENRIQUES MOREIRA SANTOS - Member

MÁRCIO DE LIMA LEITE - Member

ROBERTO TOMMASETTI - Member

245

CAPITAL BUDGET

In accordance with Clause 196 of the Corporate Law and Article 25, § 1, Sub-item IV of CVM (‘Comissão de Valores Mobiliários’) Instruction 480, we present for analysis and subsequent approval of submission to the Ordinary General Meeting of Shareholders to be held by April, 2021, the proposal for the consolidated Capital Budget for the 2021 business year, in thousands of Reais. The planned amount of capital budget will be achieved exclusively by allocating resources from Company’s operations, including the amount of R$1,450,411 from retained earnings for the period of 2020.

Investments planned for 2021
Energy distribution system	611,093
Energy Subtransmission system	1,128,143
Energy generation system	131,000
Energy transmission system	209,200
Contributions to subsidiaries and associates	196,468
Infrastructure and others	267,667
Total	2,543,571

246

13.	Market Notice Dated May 26, 2021: Resignation of Mr. Cledorvino Belini.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Resignation of Mr. Cledorvino Belini

In accordance with CVM Instruction 358 of January 3, 2002 and in compliance with Article 151 of Law 6404 of December 15, 1976,

Cemig (Companhia Energética de Minas Gerais – listed and traded on the stock exchanges of São Paulo, New York and Madrid), hereby informs the public as follows:

On May 24, 2021 Cemig received a letter of resignation from Mr. Cledorvino Belini, a member of the Board of Directors nominated by the majority stockholder, the State of Minas Gerais.

As from May 24, 2021 the Board of Directors is as follows:

BOARD OF DIRECTORS
MEMBERS
Márcio Luiz Simões Utsch – Chair	(nominated by the majority stockholder)
Carlos Eduardo Tavares de Castro	(nominated by the majority stockholder)
(Position vacant)	(nomination of the majority stockholder)
José Reinaldo Magalhães	(nominated by the majority stockholder)
Afonso Henriques Moreira Santos	(nominated by the majority stockholder)
José João Abdalla Filho	(nominated by preferred stockholders)
Marcelo Gasparino da Silva	(nominated by minority stockholders)
Paulo Cesar de Souza e Silva	(nominated by minority stockholders)
Marco Aurélio Dumont Porto	(representative of the employees)

The Company wishes to extend its warmest thanks to Mr. Cledorvino Belini for the significant contribution he has made to the Company during his period of office.

Belo Horizonte, May 26, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14.	1Q 2021 Financial Statements.

CONTENTS

STATEMENTS OF FINANCIAL POSITION	2
STATEMENTS OF INCOME	4
STATEMENTS OF COMPREHENSIVE INCOME	5
STATEMENTS OF CHANGES IN CONSOLIDATED EQUITY	6
STATEMENTS OF CASH FLOWS	7
STATEMENTS OF ADDED VALUE	9
NOTES TO THE CONSOLIDATES INTERIM FINANCIAL INFORMATION	10
1. OPERATING CONTEXT	10
2. BASIS OF PREPARATION	13
3. PRINCIPLES OF CONSOLIDATION	18
4. CONCESSIONS AND AUTHORIZATIONS	19
5. CASH AND CASH EQUIVALENTS	20
6. MARKETABLE SECURITIES	20
7. CUSTOMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS	21
8. RECOVERABLE TAXES	22
9. INCOME AND SOCIAL CONTRIBUTION TAXES	24
10. ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS	26
11. ESCROW DEPOSITS	26
12. REIMBURSEMENT OF TARIFF SUBSIDIES	27
13. CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES	27
14. CONCESSION CONTRACT ASSETS	31
15. INVESTMENTS	36
16. PROPERTY, PLANT AND EQUIPMENT	49
17. INTANGIBLE ASSETS	51
18. LEASING TRANSACTIONS	54
19. SUPPLIERS	57
20. TAXES PAYABLE AND AMOUNTS TO BE REFUNDED TO CUSTOMERS	57
21. LOANS, FINANCING AND DEBENTURES	58
22. REGULATORY CHARGES	62
23. POST-EMPLOYMENT OBLIGATIONS	62
24. PROVISIONS	64
25. EQUITY AND REMUNERATION TO SHAREHOLDERS	72
26. REVENUE	74
27. OPERATING COSTS AND EXPENSES	78
28. FINANCE INCOME AND EXPENSES	80
29. RELATED PARTY TRANSACTIONS	81
30. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT	85
31. OPERATING SEGMENTS	99
32. ASSETS AND LIABILITIES AS HELD FOR SALE	103
33. NON-CASH TRANSACTIONS	104
34. SUBSEQUENT EVENTS	104
CONSOLIDATED RESULTS	105
OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL	115
Independent auditor’s review report on quarterly information - ITR	124

STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2021 AND DECEMBER 31, 2020

ASSETS

(In thousands of Brazilian Reais)

	Note	Consolidated		Parent company
		Mar. 31, 2021	Dec. 31, 2020	Mar. 31, 2021	Dec. 31, 2020
CURRENT
Cash and cash equivalents	5	3,332,411	1,680,397	1,777,947	422,647
Marketable securities	6	2,240,626	3,360,270	100,755	116,861
Receivables from customers, traders and power transport concession holders	7	4,317,385	4,373,075	-	-
Concession financial and sector assets	13	296,393	258,588	-	-
Concession contract assets	14	774,507	737,110	-	-
Recoverable taxes	8	1,821,241	1,850,057	249	1,341
Income tax and social contribution tax credits	9a	482,222	597,610	-	-
Dividends receivables	15	231,673	188,327	1,390,140	1,272,878
Public Lighting Contribution		177,499	179,401	-	-
Reimbursement of tariff subsidies payments	12	87,836	88,349	-	-
Derivative financial instruments	30	512,050	522,579	-	-
Others		392,202	362,326	11,557	9,616
		14,666,045	14,198,089	3,280,648	1,823,343

Assets classified as held for sale	32	-	1,258,111	-	1,258,111

TOTAL CURRENT		14,666,045	15,456,200	3,280,648	3,081,454

NON-CURRENT
Marketable securities	6	608,066	764,793	26,815	26,127
Receivables from customers, traders and power transport concession holders	7	134,070	160,969	-	-
Recoverable taxes	8	3,087,870	3,442,071	496,400	497,386
Income tax and social contribution tax recoverable	9a	271,266	346,523	202,622	279,856
Deferred income tax and social contribution tax	9c	2,544,690	2,452,860	770,467	690,895
Escrow deposits	11	1,106,468	1,055,797	306,571	304,676
Derivative financial instruments	30b	2,249,532	2,426,351	-	-
Accounts receivable from the State of Minas Gerais	10	12,573	11,614	12,573	11,614
Concession financial and sector assets	13	4,010,432	3,798,734	-	-
Concession contract assets	14	4,368,011	4,242,962	-	-
Investments – Equity method	15	5,502,497	5,415,293	15,295,361	15,139,383
Property, plant and equipment	16	2,391,080	2,407,143	1,104	1,192
Intangible assets	17	11,782,273	11,809,928	2,341	2,655
Leasing – rights of use	18a	202,709	212,074	2,037	2,058
Others		73,472	79,768	19,738	25,187
TOTAL NON-CURRENT		38,345,009	38,626,880	17,136,029	16,981,029
TOTAL ASSETS		53,011,054	54,083,080	20,416,677	20,062,483

The Condensed Explanatory Notes are an integral part of the interim financial information.

2

STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2021 AND DECEMBER 31, 2020

LIABILITIES

(In thousands of Brazilian Reais)

	Note	Consolidated		Parent company
		Mar. 31, 2021	Dec. 31, 2020	Mar. 31, 2021	Dec. 31, 2020
CURRENT
Suppliers	19	1,956,774	2,358,320	1,612	2,045
Regulatory charges	22	589,439	445,807	4,624	4,624
Profit sharing		147,269	121,865	14,777	12,626
Taxes payable	20	472,805	505,739	9,932	88,768
Income tax and social contribution tax	9b	76,529	140,058	-	3,634
Interest on equity and dividends payable		1,448,818	1,448,846	1,446,940	1,446,945
Loans, financing and debentures	21	1,628,278	2,059,315	50,274	49,953
Payroll and related charges		190,448	212,755	9,371	10,713
Public lighting contribution		268,843	304,869	-	-
Post-employment obligations	23	313,392	304,551	25,572	25,062
Sector financial liabilities	13	59,026	231,322	-	-
PIS/Pasep and Cofins taxes to be refunded to customers	20	836,107	448,019	-	-
Put Option - SAAG	30b	522,988	536,155	-	-
Leasing liabilities	18b	44,599	47,799	243	241
Others		502,641	524,795	4,182	5,249
TOTAL CURRENT		9,057,956	9,690,215	1,567,527	1,649,860

NON-CURRENT
Regulatory charges	22	124,788	291,189	-	-
Loans, financing and debentures	21	13,037,225	12,961,243	-	-
Taxes payable	20	261,465	262,745	-	-
Deferred income tax and social contribution tax	9c	792,422	1,040,003	-	-
Provisions	24	1,867,263	1,892,437	229,512	222,385
Post-employment obligations	23	6,555,131	6,538,496	720,932	713,718
PIS/Pasep and Cofins taxes to be refunded to customers	20	3,023,426	3,569,837	-	-
Leasing liabilities	18b	173,390	178,704	1,868	1,873
Other obligations		218,161	180,863	1,971	1,981
TOTAL NON-CURRENT		26,053,271	26,915,517	954,283	939,957
TOTAL LIABILITIES		35,111,227	36,605,732	2,521,810	2,589,817

EQUITY	25
Share capital		7,593,763	7,593,763	7,593,763	7,593,763
Capital reserves		2,249,721	2,249,721	2,249,721	2,249,721
Profit reserves		10,060,605	10,060,605	10,060,605	10,060,605
Equity valuation adjustments		(2,435,407)	(2,431,423)	(2,435,407)	(2,431,423)
Retained earnings		426,185	-	426,185	-
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		17,894,867	17,472,666	17,894,867	17,472,666
NON-CONTROLLING INTERESTS		4,960	4,682	-	-
TOTAL EQUITY		17,899,827	17,477,348	17,894,867	17,472,666
TOTAL LIABILITIES AND EQUITY		53,011,054	54,083,080	20,416,677	20,062,483

The Condensed Explanatory Notes are an integral part of the interim financial information.

3

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

(In thousands of Brazilian Reais, except earnings per share)

	Note	Consolidated		Parent company
		Jan to Mar, 2021	Jan to Mar, 2020 (restated)	Jan to Mar, 2021	Jan to Mar, 2020 (restated)
CONTINUING OPERATIONS
NET REVENUE	26	7,110,741	6,041,984	83	5

OPERATING COSTS
COST OF ENERGY AND GAS	27
Energy purchased for resale		(3,108,114)	(2,814,495)	-	-
Charges for use of the national grid		(746,312)	(365,012)	-	-
Gas purchased for resale		(387,525)	(311,925)	-	-
		(4,241,951)	(3,491,432)	-	-
OTHER COSTS	27
Personnel		(222,210)	(232,639)	-	-
Materials		(12,073)	(10,376)	-	-
Outsourced services		(269,029)	(231,530)	-	-
Depreciation and amortization		(214,379)	(210,892)	-	-
Operating provisions, net		4,982	(36,722)	-	-
Infrastructure construction cost		(348,375)	(310,271)	-	-
Others		(24,882)	(3,026)	-	-
		(1,085,966)	(1,035,456)	-	-

TOTAL COST		(5,327,917)	(4,526,888)	-	-

GROSS PROFIT		1,782,824	1,515,096	83	5

OPERATING EXPENSES (REVENUE)	27
Selling expenses		(43,153)	(99,740)	-	-
General and administrative expenses		(205,265)	(191,980)	(19,929)	(14,302)
Operating provisions		13,967	(22,654)	(10,200)	(1,842)
Other operating expenses		(174,528)	(176,871)	(10,991)	(18,817)
		(408,979)	(491,245)	(41,120)	(34,961)

Periodic tariff review, net		5,816	-	-	-
Gains arising from the sale of non-current asset held for sale	32	108,550	-	108,550	-
Result of business combination	15d	-	51,736	-	51,736
Impairment (reversals) of assets held for sale	32	-	(609,160)	-	(609,160)
Share of profit, net, of affiliates, subsidiaries and joint ventures	15	118,687	81,942	273,512	317,506
Operating income before financial revenue (expenses) and taxes		1,606,898	548,369	341,025	(274,874)

Finance income	28	154,415	1,482,735	3,250	9,300
Finance expenses	28	(1,419,635)	(2,209,481)	(1,815)	(1,528)
Income before income tax and social contribution tax		341,678	(178,377)	342,460	(267,102)

Current income tax and social contribution tax	9d	(263,706)	(195,516)	-	(19)
Deferred income tax and social contribution tax	9d	344,379	305,760	79,572	198,719
NET INCOME FOR THE PERIOD		422,351	(68,133)	422,032	(68,402)

Total of net income for the period attributed to:
Equity holders of the parent		422,032	(68,402)	422,032	(68,402)
Non-controlling interests		319	269	-	-
		422,351	(68,133)	422,032	(68,402)
Basic earnings (losses) per preferred share – R$	25	0.25	(0.04)	0.25	(0.04)
Basic earnings (losses) per common share – R$	25	0.25	(0.04)	0.25	(0.04)
Diluted earnings (losses) per preferred share – R$	25	0.24	(0.04)	0.24	(0.04)
Diluted earnings (losses) per common share – R$	25	0.24	(0.04)	0.24	(0.04)

The Condensed Explanatory Notes are an integral part of the interim financial information.

4

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

(In thousands of Brazilian Reais)

	Consolidated		Parent company
	Jan to Mar, 2021	Jan to Mar, 2020 (restated)	Jan to Mar, 2021	Jan to Mar, 2020 (restated)
NET (LOSS) INCOME FOR THE PERIOD	422,351	(68,133)	422,032	(68,402)
OTHER COMPREHENSIVE INCOME
Items not to be reclassified to profit or loss in subsequent periods
Others	169	(702)	169	(702)
	169	(702)	169	(702)
COMPREHENSIVE INCOME FOR THE PERIOD	422,520	(68,835)	422,201	(69,104)

Total of comprehensive income for the period attributed to:
Equity holders of the parent	422,201	(69,104)	422,201	(69,104)
Non-controlling interests	319	269	-	-
	422,520	(68,835)	422,201	(69,104)

The Condensed Explanatory Notes are an integral part of the interim financial information.

5

STATEMENTS OF CHANGES IN CONSOLIDATED EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

(In thousands of Brazilian Reais, except where otherwise indicated)

	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2020	7,593,763	2,249,721	10,060,605	(2,431,423)	-	17,472,666	4,682	17,477,348
Net income for the period	-	-	-	-	422,032	422,032	319	422,351
Other Comprehensive Income	-	-	-	169	-	169	-	169
Realization of PP&E deemed cost	-	-	-	(4,153)	4,153	-	-	-
Non-controlling Interests	-	-	-	-	-	-	(41)	(41)
AS OF MARCH 31, 2021	7,593,763	2,249,721	10,060,605	(2,435,407)	426,185	17,894,867	4,960	17,899,827

	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2019	7,293,763	2,249,721	8,750,051	(2,406,920)	211,640	16,098,255	4,250	16,102,505
Loss income for the period	-	-	-	-	(68,402)	(68,402)	269	(68,133)
Other Comprehensive Income	-	-	-	(702)	-	(702)	-	(702)
Realization of PP&E deemed cost	-	-	-	(3,023)	3,023	-	-	-
Tax incentives reserve (Note 26)	-	-	877	-	(877)	-	-	-
AS OF MARCH 31, 2020 (Restated)	7,293,763	2,249,721	8,750,928	(2,410,645)	145,384	16,029,151	4,519	16,033,670

The Condensed Explanatory Notes are an integral part of the interim financial information.

6

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

(In thousands of Brazilian Reais)

	Note	Consolidated		Parent company
		Jan to Mar, 2021	Jan to Mar, 2021
CASH FLOW FROM OPERATIONS
Net (loss) income for the period		422,351	(68,133)	422,032	(68,402)
Expenses (revenues) not affecting cash and cash equivalents:
Deferred income tax and social contribution tax	9d	(344,379)	(305,760)	(79,572)	(198,719)
Depreciation and amortization	27	238,431	242,752	451	776
Loss on write-off of net residual value of unrecoverable concession financial assets, concessional contract asset, PP&E and Intangible assets	13, 14, 16 and 17	14,444	7,153	-	-
Result of business combination	15d	-	(51,736)	-	(51,736)
Impairment (reversals) of assets held for sale	32	-	609,160	-	609,160
Share of loss, net, of subsidiaries and joint ventures	15	(118,687)	(81,942)	(273,512)	(317,506)
Remeasuring of concession financial and concession contract assets	13 and 14	(296,107)	(188,310)	-	-
Periodic tariff reset adjustments		(6,036)	-	-	-
Interest and monetary variation		419,438	341,147	(1,470)	(8,926)
Exchange variation on loans	21	751,781	1,756,536	-	-
Refunded of PIS/Pasep and Cofins over ICMS credits to customers – realization	26	(178,373)	-	-	-
Gains arising from the sale of non-current asset held for sale	32	(108,550)	-	(108,550)	-
Appropriation of transaction costs	21	4,137	3,545	55	51
Provisions for operating losses	27c	24,204	159,116	10,200	1,842
Net gain on derivative instruments at fair value through profit or loss	30	187,348	(1,314,240)	-	-
CVA (Parcel A items Compensation) Account and Other financial components in tariff adjustments	13	(338,907)	54,602	-	-
Post-employment obligations	23	125,059	122,738	12,998	12,528
Others		5,218	1,175	-	1,531
		801,372	1,287,803	(17,368)	(19,401)
Increase (decrease) in assets
Receivables from customers, traders and power transport concession holders		39,436	101,211	-	194
CVA and Other financial components in tariff adjustments	13	-	62,771	-	-
Recoverable taxes		75,368	(9,351)	2,889	-
Income tax and social contribution tax credits		3,450	116,227	86,668	34,588
Escrow deposits		(48,164)	1,419,404	(1,405)	12,071
Dividends received from investees	15	970	492	-	-
Contract assets and concession financial assets	13 and 14	220,540	158,756	-	-
Other		(10,850)	75,199	3,049	4,180
		280,750	1,924,709	91,201	51,033
Increase (decrease) in liabilities
Suppliers		(401,546)	(357,166)	(433)	(423)
Taxes payable		235,181	(44,498)	(78,829)	(90,094)
Income tax and social contribution tax payable		200,177	107,804	-	19
Payroll and related charges		(22,307)	(13,806)	(1,342)	(597)
Regulatory charges		(22,769)	19,308	-	-
Post-employment obligations	23	(99,583)	(87,785)	(5,274)	(4,658)
Other		(20,287)	(11,255)	(1,999)	(8,908)
		(131,134)	(387,398)	(87,877)	(104,661)
Cash generated by operating activities		950,988	2,825,114	(14,044)	(73,029)
Interest paid on loans, financing and debentures	21	(154,673)	(200,576)	-	-
Interest paid on leasing contracts	18	(295)	(303)	(1)	(6)
Income tax and social contribution tax paid		(30,986)	(149,176)	-	-
NET CASH FROM OPERATING ACTIVITIES		765,034	2,475,059	(14,045)	(73,035)

INVESTING ACTIVITIES
Marketable securities		1,276,371	(893,948)	15,418	100,401
Restricted cash		226	(10,397)	(2)	48
Investments	15
Acquisition of equity investees	15	(12,558)	(44,775)	(12,558)	(44,775)
Arising from the sale of equity interest, net of costs of sales	32	1,366,592	-	1,366,592	-
Cash arising from business combination		-	27,110	-	-
Loans from related parties		-	(26,500)	-	(26,500)
Property, plant and equipment	16	(27,791)	(25,158)	-	-
Intangible assets	17	(9,076)	(3,102)	(30)	-
Contract assets – distribution of gas and energy infrastructure		(317,395)	(243,336)	-	-
NET CASH USED IN INVESTING ACTIVITIES		2,276,369	(1,220,106)	1,369,420	29,174

7

	Note	Consolidated		Parent company
		Jan to Mar, 2021	Jan to Mar, 2021

FINANCING ACTIVITIES
Interest on capital and dividends paid		(5)	(120)	(5)	(120)
Payment of loans, financing and debentures	21	(1,372,571)	(972,447)	-	-
Leasing liabilities paid	18	(16,813)	(22,412)	(70)	(455)
NET CASH USED IN FINANCING ACTIVITIES		(1,389,389)	(994,979)	(75)	(575)
Net (decrease) increase in cash and cash equivalents for the period		1,652,014	259,974	1,355,300	(44,436)
Cash and cash equivalents at the beginning of the period	5	1,680,397	535,757	422,647	64,356
Cash and cash equivalents at the end of the period	5	3,332,411	795,731	1,777,947	19,920

The Condensed Explanatory Notes are an integral part of the interim financial information.

8

STATEMENTS OF ADDED VALUE

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

(In thousands of Brazilian Reais)

	Consolidated				Parent company
	Jan to Mar, 2021		Jan to Mar, 2020 (restated)		Jan to Mar, 2021		Jan to Mar, 2020 (restated)
REVENUES
Sales of energy, gas and services	9,589,537		8,557,558		91		7
Distribution construction revenue	329,309		263,073		-		-
Transmission construction revenue	22,451		61,241		-		-
Interest revenue arising from the financing component in the transmission contract asset	157,255		71,580		-
Gain on financial updating of the Concession Grant Free	124,560		99,892		-		-
Adjustment to expectation of cash flow from reimbursement of distribution concession financial assets	10,906		724		-		-
Periodic Tariff Reset adjustments	6,036		-		-		-
Investment in PP&E	22,473		15,015		-		-
Other revenues	651		-		-		-
Allowance for doubtful receivables	(32,153)		(99,740)		-		-
	10,231,025		8,969,343		91		7
INPUTS ACQUIRED FROM THIRD PARTIES
Energy bought for resale	(3,384,255)		(3,068,459)		-		-
Charges for use of national grid	(828,879)		(407,537)		-		-
Outsourced services	(500,749)		(413,313)		(8,473)		(7,305)
Gas bought for resale	(492,095)		(396,095)		-		-
Materials	(202,080)		(176,338)		(8)		(27)
Other operating costs	34,929		(735,988)		97,398		(614,123)
	(5,373,129)		(5,197,730)		88,917		(621,455)

GROSS VALUE ADDED	4,857,896		3,771,613		89,008		(621,448)
RETENTIONS
Depreciation and amortization	(238,431)		(242,752)		(451)		(776)
NET ADDED VALUE PRODUCED BY THE COMPANY	4,619,465		3,528,861		88,557		(622,224)

ADDED VALUE RECEIVED BY TRANSFER
Share of (loss) profit, net, of associates and joint ventures	118,687		81,942		273,512		317,506
Result of business combinations	-		51,736		-		51,736
Financial revenues	154,415		1,482,735		3,250		9,300
ADDED VALUE TO BE DISTRIBUTED	4,892,567		5,145,274		365,319		(243,682)

DISTRIBUTION OF ADDED VALUE
		%		%		%		%
Employees	418,337	8.55	416,987	8.10	19,490	5.34	19,832	(8.14)
Direct remuneration	262,135	5.36	256,737	4.99	6,290	1.72	6,975	(2.86)
Post-employment obligations and other benefits	140,890	2.88	144,318	2.80	12,787	3.51	12,426	(5.1)
FGTS fund	15,312	0.31	15,932	0.31	413	0.11	431	(0.18)

Taxes	2,625,239	53.66	2,567,370	49.90	(78,028)	(21.36)	(196,862)	80.79
Federal	1,028,075	21.02	1,006,481	19.56	(78,381)	(21.46)	(197,479)	81.04
State	1,594,162	32.58	1,555,323	30.23	349	0.10	275	(0.11)
Municipal	3,002	0.06	5,566	0.11	4	-	342	(0.14)

Remuneration of external capital	1,426,640	29.16	2,229,050	43.32	1,825	0.50	1,750	(0.72)
Interest	1,423,786	29.10	2,225,728	43.26	1,815	0.50	1,528	(0.63)
Rentals	2,854	0.06	3,322	0.06	10	-	222	(0.09)

Remuneration of own capital	422,351	8.63	(68,133)	(1.32)	422,032	115.52	(68,402)	28.07
Retained Earnings (losses)	422,032	8.62	(68,402)	(1.33)	422,032	115.52	(68,402)	28.07
Non-controlling interest in retained earnings	319	0.01	269	0.01	-	-	-	-
	4,892,567	100.00	5,145,274	100.00	365,319	100.00	(243,682)	100.00

The Condensed Explanatory Notes are an integral part of the interim financial information.

9

NOTES TO THE CONSOLIDATES INTERIM FINANCIAL INFORMATION

FOR THE THREE-MONTH PERIOD ENDED AS OF MARCH 31, 2021

(In thousands of Brazilian Reais, except where otherwise indicated)

1.	OPERATING CONTEXT

a)        The Company

Companhia Energética de Minas Gerais (‘Cemig’, ´Parent company’ or ‘Company’) is a listed corporation registred in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded on the São Paulo Stock Exchange (‘B3’) at Corporate Governance Level 1; on the New York Stock Exchange (‘NYSE’); and on the stock exchange of Madrid (‘Latibex’). The Company is an entity domiciled in Brazil, with head office in Belo Horizonte/MG. Constituted to operate exclusively as a holding company, with interests in subsidiaries or jointly controlled entities, whose objects are: construction and operation of systems for generation, transformation, transmission, distribution and sale of energy, and also activities in the various fields of energy sector and gas distribution, for the purpose of commercial operation.

Management has assessed the capacity of the Company to continue as a going concern, and believes that its operations will generate sufficient future cash flows to enable continuity of its businesses. In addition, Management is not aware of any material uncertainties that could generate significant doubts about its ability to continue as a going concern. Therefore, this interim financial information has been prepared on a going concern basis.

b)   Acquisition of interest in special-purpose companies (‘SPCs’) operating in photovoltaic solar generation

On March 31, 2021, through its wholly-owned subsidiary Cemig Soluções Inteligentes em Energia S.A. (Cemig Sim), the Company acquired 49% of the specialized generation company UFV Brasilândia Geração de Energia Elétrica Distribuída S.A. (‘Brasilândia’), which operates in photovoltaic solar generation for the distributed generation market, with installed capacity of 7.35 MWp, for R$12,558, with fair value estimated at R$14, 519.

The acquisition was completed through exercise by Cemig SIM of its purchase option to acquire 49% of the shares in Brasilândia, owned by Mori Energia Holding S.A., as established in the Memorandum of Understanding signed in June 2019, and amended in March 2020. The conditions established in the Agreements signed between Cemig Sim and Mori Energia governing the composition of management and governance of the projects result in their qualification as jointly-controlled subsidiaries. The excess by which Cemig Sim’s share in the fair value of the identifiable assets and liabilities of the investee exceeds the cost of investment (goodwill premium), in the amount of R$1,961, was included as revenue in calculation of its interest in the results of the investee in the period of the acquisition, with the corresponding deferred tax liabilities being recognized.

10

c)    Covid-19

General Context

On March 11, 2020, the World Health Organization characterized Covid-19 as a pandemic, reinforcing the restrictive measures recommendations to prevent the virus dissemination worldwide. These measures are based, mainly, on social distancing, which have been causing major negative impact on entities, affecting their production process, interrupting their supply chains, causing workforce shortages and closing of stores and facilities. The economies around the world are developing measures to handle the economic crisis and reduce any possible effect.

On March 23, 2020, the Company established the Coronavirus Crisis Management Committee (‘Comitê Diretor de Gestão da Crise do Coronavírus’) to ensure its readiness to making decisions because of the fast-changing situation, which became more widespread, complex and systemic.

Also, in connection with recommendations of the World Health Organization (WHO) and the Ministry of Health, aiming to contribute to the population and Brazilian authorities’ efforts to prevent the desease outbreak, the Company has implemented an operational contingency plan and several precautionary measures to keep its employees healthy and safe, including: security and health technicians contacting operational staff on a daily basis; interacting daily with subcontractors Social Service department to monitor the evolution of suspicious cases; changing the schedule to prevent gatherings; restricting national and international travel; suspending technical visits and events at Company’s facilities; using remote means of communication; adopting work-from-home policies for a substantial number of employees, providing face masks for employees in external service or in service into its facilities, and requiring outsourcings providers to put the same procedures in place.

The Company also adopted the follow measures in order to contribute with society:

§	Flexible terms for the flow of payments and installments of amounts collected from clients, under the programs launched by the Company during 2020;
§	Launch, on April 20, 2021, of a campaign for negotiation enabling payment by low-voltage commercial consumers in default in up to 12 monthly installments without interest, including exemption for 30 days from inflation updating not yet posted on invoices.

The Company’s management continues to be committed to strengthening its resilience, and decided on a series of measures to preserve and increase liquidity, including:

§	Comfortable cash position to meet commitments assumed and face the economic uncertainties of the current scenario;
§	Continuous reduction of net indebtedness;
§	Strengthening of Cemig D’s Investment Program;

11

§	Optimization of capital allocation.

Impact of Covid-19 on Financial Information

Since March, 2020, the Company has been monitoring the Covid-19 pandemic impact on its business and the market in which it operates. The Company has implemented a series of precautionary measures to protect the health of its employees and to prevent the spread of the novel coronavirus in its operational and administrative facilities. The measures are in accordance with the recommendations of World Health Organization (WHO) and Brazilian Ministry of Health and aim to contribute with the populations and Brazilian authorities efforts, in order to prevent the virus outbreak.

Due to the retraction in industrial and commercial activity, in the first quarters of 2020 we suffered a higher impact from the pandemic in our energy trading business, with the need to offer flexibility in our contracts with our large clients – affecting the profitability of this business. These impacts were temporary, and in the fourth quarter of 2020 we saw consumption returning to the expected levels.

The accumulated variation since the third week of March 2020 resulted in an increase of 3.5% in consumption by Free Clients by March 28, 2021.

As of March 31, 2021, from the observation of the pandemic’s economic effects, the Company assessed the assumptions used for calculating fair value and recoverable amount of certain financial and non-financial assets, as follows:

§	The subsidiary Cemig GT assessed whether the greater pressure on the exchange rate, combined with a lack of financial market liquidity, will have a negative impact on derivative financial instruments hired to protect its operations against the risks arising from foreign exchange rate changes. At this point, given the current market conditions, the change in derivative instrument’s fair value, based on the forecasts of future interest and exchanges rates, and the semiannual settlement of derivatives instruments, cannot offset the Company’s total exposure to foreign exchange rate variability, resulting in a net loss of R$938 million in the three months period ended on March 31, 2021. The long-term projections carried out for the foreign exchange rate are lower than the current dollar quotation, which may represent a decrease in Company’s foreign exchange variation expense, if the projected scenario occurs.

§	In measuring the expected loss from doubtful receivables, the Company assessed the circumstances of the Covid-19 pandemic, and the measures taken to reduce the impact of the economic retraction on default. The Company has intensified measures to mitigate risks of default, with a specific campaign of negotiation with clients, individual collections through the courts, expansions of the channels for negotiation, and diversification of means of payment. The company believes that the measures adopted mitigated the effects of the economic crisis on collection of receivables. Aneel Resolution 928 extended the rule on suspension of supply of electricity to the low-income sub-category of residential users, and certain other consumers.
12

§	The management’s assumptions applied to determine the recoverable amount of the relevant investments in subsidiaries, joint-controlled entities and associates were not influenced significantly by the Covid-19 situation, since these investees’ cash flows are mainly related to long-term rights to commercial operation of the regulated activity. Therefore, no impairment losses were recognized to its investments in subsidiaries, joint-controlled entities and associates due to the economic crisis.

§	Despite the uncertainties related to the crisis unfolding and its potential long-term effects, the Company does not expect that the negative impact on its projections of likely future taxable profits might compromise the recoverability of its deferred tax assets.

§	The Company has assessed the behavior of the interest rates and discount rates that are the basis for calculation of Post-employment obligations, and believes that these are not significantly affected by macroeconomic issues in the short and medium term, since the main assumptions used are long-term.

§	The Company’s management reviewed the financial assets and liabilities measured at fair value to reflect the conditions and current rates projected, which impacts are presented in Note 30.

§	Regarding the energy market of Cemig D, in the year 2021, the energy transported was 9.79% higher and the energy sold to final consumers was 1.70% lower, compared to the same period of the previous year, reflecting the easing of social distancing rules.

§	The Company has maintained negotiations and deferrals with its customers and energy and gas suppliers, in order to maintain Cemig GT and Gasmig liquidity during the economic crisis.

The impacts of the Covid-19 pandemic disclosed in this interim financial information were based on the Company’s best estimates and significant long-term effects are not expected.

2.	BASIS OF PREPARATION

2.1	Statement of compliance

The interim financial information has been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), Technical Pronouncement 21 (R1) (‘CPC21’), which applies to interim financial information, and the rules issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), applicable to preparation of Quarterly Information (Informações Trimestrais, or ITR).

13

This interim financial information has been prepared according to principles, practices and criteria consistent with those adopted in the preparation of the financial statements on December 31, 2020.

Thus, this interim financial information should be read in conjunction with the said financial statements, approved by the Company’s management on March 26, 2021.

Management certifies that all the material information in the interim financial information is being disclosed herein, and is the same information used by management in its administration of the Company.

The Company's Board of Directors authorized the issuance of this Interim financial information on May 14, 2021.

2.2   Correlation between the Explanatory Notes published in the Financial Statements and those in the Interim Financial Information

Number of the Note		Title of the Note
Dec. 31, 2020	Mar. 31, 2021
1	1	Operational context
2	2	Basis of preparation
3	3	Consolidation principles
4	4	Concessions and authorizations
5	31	Operational segments
	5	Cash and cash equivalents
	6	Marketable Securities
	7	Customers and traders; Concession holders (power transport)
	8	Recoverable taxes
10	9	Income tax and social contribution tax
	10	Accounts receivable from the State of Minas Gerais
12	11	Escrow deposits
13	12	Reimbursement of tariff subsidies
14	13	Concession financial assets and liabilities
15	14	Contract assets
16	15	Investments
17	16	Property, plant and equipment
18	17	Intangible assets
	18	Leasing – Right of Use
20	19	Suppliers
21	20	Taxes and social security
22	21	Loans, financings and debentures
23	22	Regulatory charges
24	23	Post-employment obligations
25	24	Provisions
26	25	Equity and remuneration to shareholders
27	26	Revenue
28	27	Operating costs and expenses
29	28	Financial revenue and expenses
30	29	Related party transactions
31	30	Financial instruments and risk management
32	32	Assets and liabilities classified as held for sale; profit (loss) from discontinued operations
35	33	Transactions not involving cash
36	34	Subsequent events

The Notes to the 2020 financial statements that have not been included in this consolidated interim financial information because they had no material changes, and/or were not applicable to the interim financial information, are as follows:

Number	Title of the Note
33	Insurance
34	Commitments

14

2.3	Retrospective application of accounting policy and reclassification of items in interim financial information

On June 30, 2020, Aneel ratified the results of the Periodic Tariff Review (RTP), resetting the amount of the Permitted Annual Revenue (RAP) to be applied to the revenue in effect on July 1, 2018. In this tariff review, considering the results and criteria applied by the grantor in the formulation of the regulations to be applied for the National Grid assets – which among other factors include subjection of the amounts of the National Grid assets to operational efficiency measurement mechanisms, no longer having indemnity nature, clarifying certain elements for determination of accounting policy, which were not evidente in 2018, time when the RTP should have occurred and the Company made the initial adoption of the CPC 47/IFRS 15, the Company decided to retrospective application the following items, in connection with the clarifications, the CVM issued CVM/SNC/SEP Circular Nº 04/2020, issued on December 01, 2020 and the procedures also to be adopted by the other companies of the Brazilian power transmission sector: (i) classification of the National Grid assets as contract assets, relating to the renewal of the concession under Law 12,783/14; (ii) allocation of the margin to performance obligations under the concession contract; and (iii) determination of the discount rate to be used for recognition of the financial component in the contract asset.

Thus, the Company used the retrospective method, with cumulative effect recognized on it’s December 31, 2020 financial statements, in accordance with items 14 and 22 of CPC 23 / IAS 08 – Accounting policies, changes in accounting estimates and errors.

The adjustments made to the restated interim financial information, due to the change in accounting policy, were related to:

§	Allocation of margin to the performance obligation for construction of transmission infrastructure, based on the expected cost plus margin approach;
§	Standardization of the criteria for definition of the implicit rate used in the calculation of the financing component of the contract;
§	Reclassification of the financial component of the national grid (‘BNES’ - Basic Network of the Existing System) assets to contract assets, due to the inclusion of the consideration associated with these assets in the regulatory remuneration base, subjecting them to efficiency mechanisms for the performance obligations to operate and maintain the transmission infrastructure.
§	Inclusion of current and deferred PIS/Pasep and Cofins taxes in the calculation of the revenues under the contracts.

The main effects in the restated interim financial information to comparative effect due to the changing in accounting policy are as follows:

15

STATEMENT OF INCOME	Consolidated			Parent company
	Mar. 31, 2020				Mar. 31, 2020
	As presented	Adjustment	Restated	As presented	Adjustment	Restated
CONTINUING OPERATIONS
NET REVENUE (1)	6,059,215	(17,231)	6,041,984	5	-	5
TOTAL COST	(4,526,888)	-	(4,526,888)	-	-	-
					-
GROSS PROFIT	1,532,327	(17,231)	1,515,096	5	-	5

OPERATING EXPENSES (2)	(491,375)	130	(491,245)	(34,961)	-	(34,961)

Share of profit (loss), net, of affiliates and jointly-controlled entities	81,942	-	81,942	328,793	(11,287)	317,506
Result of business combinations	51,736	-	51,736	51,736	-	51,736
Impairment of assets held for sale	(609,160)	-	(609,160)	(609,160)	-	(609,160)
Net finance income	(726,746)	-	(726,746)	7,772	-	7,772
Loss before income tax and social contribution tax	(161,276)	(17,101)	(178,377)	(255,815)	(11,287)	(267,102)

Current income tax and social contribution tax	(195,516)	-	(195,516)	(19)	-	(19)
Deferred income tax and social contribution tax (3)	299,946	5,814	305,760	198,719	-	198,719
LOSS FOR THE PERIOD	(56,846)	(11,287)	(68,133)	(57,115)	(11,287)	(68,402)

Total of loss for the period attributed to:
Equity holders of the parent
Loss for the period attributed to equity holders of the parent	(57,115)	(11,287)	(68,402)	(57,115)	(11,287)	(68,402)
Non-controlling interests
Loss from the period	269	-	269	-	-	-
	(56,846)	(11,287)	(68,133)	(57,115)	(11,287)	(68,402)

Basic and diluted loss per preferred share – R$ (4)	(0.04)	-	(0.04)	(0.04)	-	(0.04)
Basic and diluted loss per common share – R$ (4)	(0.04)	-	(0.04)	(0.04)	-	(0.04)

(1)	Recognition of the profit margin associated to the performance obligation to construct and upgrade the transmission infrastructure, as well as the interest revenue resulting from the financing component;
(2)	Reversal of expected losses recorded in others expenses in prior periods.
(3)	Deferral of income tax and social contribution tax over the adjustments;
(4)	The basic and diluted earnings per share for the period ended in March 31, 2019 was also adjusted retrospectively in order to reflect the increase in the number of shares in 2020 and 2021. For more information, see Note 25.

16

STATEMENT OF CASH FLOWS - Consolidated	Mar. 31, 2020 As presented	Adjustment	Mar. 31, 2020 Restated
CASH FLOW FROM OPERATIONS
Loss income for the period (1)	(56,846)	(11,287)	(68,133)
Adjustments to reconcile net income to net cash flows:
Deferred income tax and social contribution tax (2)	(299,946)	(5,814)	(305,760)
Loss on write-off of net residual value of unrecoverable concession financial assets, concessional contract asset, PP&E and Intangible assets (3)	7,283	(130)	7,153
Adjustment to expectation of contract asset and financial concession asset (4)	(159,225)	(29,085)	(188,310)
Deffered PIS/Pasep and Cofins over contract revenues (6)	-	(356)	(356)
Others	1,843,209	-	1,843,209
TOTAL	1,334,475	(46,672)	1,287,803
Increase in assets
Concession contract and financial assets (5)	112,084	46,672	158,756
Others	1,765,953	-	1,765,953
TOTAL	1,878,037	46,672	1,924,709
Increase (decrease) in liabilities	(387,398)	-	(387,398)
Cash generated by operating activities	2,825,114	-	2,825,114
(1)	Effects of retrospective application of accounting policy, recorded as retained earnings, for the period ended on March 31, 2020.
(2)	Deferral of income tax and social contribution tax over the adjustments;
(3)	Others immaterial adjustments referring to impairment losses and others expected losses.
(4)	Recognition of the profit margin associated to the performance obligation to construct and upgrade the transmission infrastructure, as well as the interest revenue resulting from the financing component and the result of the periodic tariff revision;
(5)	Adjustments in the amounts of the contract assets that were received, due to the reallocation of the consideration to performance obligation to construct and upgrade.
(6)	Effects of PIS/Pasep and Cofins over contract revenues, including the taxes deferral;

STATEMENT OF CASH FLOWS	Parent company
	Mar. 31, 2020 As presented	Adjustment	Mar. 31, 2020 Restated
CASH FLOW FROM OPERATIONS
Loss income for the period (1)	(57,115)	(11,287)	(68,402)
Expenses (revenues) not affecting cash and cash equivalents
Share of loss, net, of subsidiaries and joint ventures (2)	(328,793)	11,287	(317,506)
Others	366,507	-	366,507
TOTAL	(19,401)	-	(19,401)

(1)    Effects of retrospective application of accounting policy, recorded as retained earnings, for the period ended on March 31, 2020.

(2)	This refers to the adjustment to the equity income (gain on interests in non-consolidated investees) of Cemig GT, due to backdated application of an accounting policy.

STATEMENTS OF COMPREHENSIVE INCOME	Consolidated			Parent company
	Mar. 31, 2020 As presented	Adjustment	Mar. 31, 2020 Restated	Mar. 31, 2020 As presented	Adjustment	Mar. 31, 2020 Restated
LOSS INCOME FOR THE PERIOD	(56,846)	(11,287)	(68,133)	(57,115)	(11,287)	(68,402)
OTHER COMPREHENSIVE INCOME
Items not to be reclassified to profit or loss in subsequent periods	(702)	-	(702)	(702)	-	(702)

COMPREHENSIVE INCOME FOR THE PERIOD	(57,548)	(11,287)	(68,835)	(57,817)	(11,287)	(69,104)
Total of comprehensive income for the period attributed to:
Equity holders of the parent	(57,817)	(11,287)	(69,104)	(57,817)	(11,287)	(69,104)
Non-controlling interests	269	-	269	-	-	-
Total of comprehensive income for the period attributed to:	(57,548)	(11,287)	(68,835)	(57,817)	(11,287)	(69,104)

17

STATEMENTS OF ADDED VALUE	Consolidated			Parent company
	Mar. 31, 2020 As presented	Adjustment	Mar. 31, 2020 Restated	Mar. 31, 2020 As presented	Adjustment	Mar. 31, 2020 Restated
REVENUES (1)	8,986,930	(17,587)	8,969,343	7	-	7
INPUTS ACQUIRED FROM THIRD PARTIES (2)	(5,197,860)	130	(5,197,730)	(621,455)	-	(621,455)
GROSS VALUE ADDED	3,789,070	(17,457)	3,771,613	(621,448)	-	(621,448)
RETENTIONS	(242,752)	-	(242,752)	(776)	-	(776)
NET ADDED VALUE PRODUCED BY THE COMPANY FROM CONTINUING OPERATIONS	3,546,318	(17,457)	3,528,861	(622,224)	-	(622,224)
ADDED VALUE RECEIVED BY TRANSFER	1,616,413	-	1,616,413	389,829	(11,287)	378,542
ADDED VALUE TO BE DISTRIBUTED	5,162,731	(17,457)	5,145,274	(232,395)	(11,287)	(243,682)
DISTRIBUTION OF ADDED VALUE
Employees	416,987	-	416,987	19,832	-	19,832
Taxes (3)	2,573,540	(6,170)	2,567,370	(196,862)	-	(196,862)
Remuneration of external capital	2,229,050	-	2,229,050	1,750	-	1,750
Remuneration of own capital	(56,846)	(11,287)	(68,133)	(57,115)	(11,287)	(68,402)
	5,162,731	(17,457)	5,145,274	(232,395)	(11,287)	(243,682)

(1)	Recognition of the profit margin associated to the performance obligation to construct and upgrade the transmission infrastructure, as well as the interest revenue resulting from the financing component) and the result of the periodic tariff revision;
(2)	Others immaterial adjustments referring to impairment losses and others expected losses.
(3)	Effects of PIS/Pasep and Cofins over contract revenues, including the taxes deferral.

The income tax and social contribution tax over the adjustments were recognized.

The adjustment did not have an impact on the Company’s operating, investing and financing cash flows for the period ended on March 31, 2021. The retrospective application only affected the transmission segment, presented in Note 31.

3.	PRINCIPLES OF CONSOLIDATION

The reporting dates of interim financial information of the subsidiaries used for the purposes of calculation of consolidation and jointly-controlled entities and affiliates used for calculation of this equity method contribution are prepared in the same reporting date of the Company. Accounting practices are applied uniformly in line with those used by the parent company.

The Company uses the criteria of full consolidation. The direct equity investments of Cemig, included in the consolidation, are the following:

Subsidiary	Mar. 31, 2021			Mar. 31, 2020
	Form of valuation	Direct interest, %	Indirect interest, %	Form of valuation	Direct interest, %	Indirect interest, %
Cemig Geração e Transmissão	Consolidation	100.00	-	Consolidation	100.00	-
Cemig Distribuição	Consolidation	100.00	-	Consolidation	100.00	-
Gasmig	Consolidation	99.57	-	Consolidation	99.57	-
Cemig Geração Distribuída (Ipatinga Power Plant) (1)	-	-	-	Consolidation	100.00	-
Cemig Sim (Efficientia) (2)	Consolidation	100.00	-	Consolidation	100.00	-
Cetroeste	Consolidation	100.00	-	Consolidation	100.00	-

(1)       On October 19, 2020, an Extraordinary General Meeting of Shareholders approved the merger of this wholly-owned subsidiary, at book value, and as a result the investee ceased to exist and the Company took over of all its rights and liabilities.

(2)       On April 14, 2020, the minute of the Annual General Meeting that decided about changes in this subsidiary’s By-laws was registered in the commercial registry authority, changing the name of this subsidiary to Cemig Soluções Inteligentes em Energia S.A.-Cemig Sim.

18

4.	CONCESSIONS AND AUTHORIZATIONS

Cemig, through its subsidiaries, holds the following concessions or authorizations:

	Company holding concession or authorization	Concession or authorization contract	Expiration date
POWER GENERATION

Hydroelectric plants
Emborcação (1) (2)	Cemig GT	07/1997	07/2025
Nova Ponte (1) (2)	Cemig GT	07/1997	07/2025
Santa Luzia (1)	Cemig GT	07/1997	02/2026
Sá Carvalho (1)	Sá Carvalho	01/2004	12/2024
Rosal (1)	Rosal Energia	01/1997	05/2032
Machado Mineiro (1) Salto Voltão (1) Salto Paraopeba (1) Salto do Passo Velho (1)	Horizontes Energia	Resolution 331/2002	07/2025 10/2030 10/2030 10/2030
PCH Pai Joaquim (1)	Cemig PCH	Authorizing Resolution 377/2005	04/2032
Irapé (1)	Cemig GT	14/2000	02/2035
Queimado (Consortium) (1)	Cemig GT	06/1997	01/2033
Rio de Pedras (1)	Cemig GT	02/2013	09/2024
Poço Fundo (1)	Cemig Geração Poço Fundo	01/2021	08/2045
São Bernardo (1)	Cemig GT	02/2013	08/2025
Três Marias (3)	Cemig Geração Três Marias	08/2016	01/2046
Salto Grande (3)	Cemig Geração Salto Grande	09/2016	01/2046
Itutinga (3)	Cemig Geração Itutinga	10/2016	01/2046
Camargos (3)	Cemig Geração Camargos	11/2016	01/2046
Coronel Domiciano, Joasal, Marmelos, Paciência and Piau (3)	Cemig Geração Sul	12/2016 and 13/2016	01/2046
Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras (3)	Cemig Geração Leste	14/2016 and 15/2016	01/2046
Cajurú, Gafanhoto and Martins (3)	Cemig Geração Oeste	16/2016	01/2046

Thermal plants
Igarapé (6)	Cemig GT	07/1997	08/2024

Wind power plants
Central Geradora Eólica Praias de Parajuru (4)	Parajuru	Resolution 526/2002	09/2032
Central Geradora Eólica Volta do Rio (4)	Volta do Rio	Resolution 660/2001	01/2031

POWER TRANSMISSION
National grid (5)	Cemig GT	006/1997	01/2043
Itajubá Substation (5)	Cemig GT	79/2000	10/2030
Furnas – Pimenta - Transmission line (5)	Centroeste	004/2005	03/2035

ENERGY DISTRIBUTION (7)	Cemig D	002/1997 003/1997 004/1997 005/1997	12/2045

GAS DISTRIBUTION (7)	Gasmig	State Law 11,021/1993	01/2053

(1)	Generation concession contracts that are not within the scope of IFRIC 12, whose infrastructure assets are recorded as PP&E since the concession grantor does not have control over whom the service is provided to as the output is being sold mainly in the Free Market (‘ACL’).
(2)	On July 17, 2020, Cemig GT filed a statement of its interest in extending these plants concession, under the independent producer regime, outside the regime of quotas, to ensure its right of option under the legislative changes currently under discussion, relating to the group of measures to modernize the electricity sector. Any actual decision will only be made after publication by the Brazilian Mining and Energy Ministry and by the grantor, Aneel, of the conditions for extension, which will be submitted to decision by Cemig’s governance bodies at the due time.
(3)	Generation concession contracts within the scope of IFRIC 12, under which Cemig has the right to receive cash and therefore, recognizes a concession financial assets.
(4)	This refers to concessions, given by the process of authorization, for generation, as an independent power producer, of wind power, sold under the Proinfa program. The assets tied to the right of commercial operation are recorded in PP&E. The rights of authorization of commercial operation that are classified as an Intangible.
(5)	These refer to transmission concession contracts, for which a contract asset was recognized upon the application of IFRS 15/CPC 47, are recognized as contract asset for being subject to satisfaction of performance obligations.
(6)	On December 6, 2019, Aneel suspended Igarapé Plant commercial operation upon Cemig GT’s claim for early termination of its concession contract, and, as a result, the corresponding assets were written-off from Cemig GT’s financial statement position. In February, 2021, the Thermal Plant Igarapé concession of was extinct. by the Brazilian Mining and Energy Ministry, in consideration of the termination request submitted by Cemig GT.
(7)	Concession contracts that are within the scope of IFRIC 12/ICPC 01 and under which the concession infrastructure assets are recorded under the intangible and financial assets bifurcation model, and in compliance with IFRS 15, the infrastructure under construction has been classified as a contract asset.
(8)	By its Authorizing Resolution 9,735 of February 23, 2021, Aneel authorized transfer of ownership of the concession of the Poço Fundo Small Hydro Plant from Cemig Geração e Transmissão S.A. to Cemig Geração Poço Fundo S.A. The transfer was formalized by signature of a new concession contract, No. 01/2021, on April 16, 2021.

19

Cemig generate energy from nine hydroelectric plants that have the capacity of 5MW or less– having a total installed capacity of 11.53MW, and thus under Law 9,074/95, these are dispensed from concession, permission or authorization, and do not have a final concession date.

5.                 CASH AND CASH EQUIVALENTS

	Consolidated		Parent company
	Mar. 31, 2021	Dec. 31, 2020	Mar. 31, 2021	Dec. 31, 2020
Bank accounts	67,575	93,060	4,502	4,577
Cash equivalents
Bank certificates of deposit (CDBs) (1)	2,736,774	1,415,964	1,749,909	412,136
Overnight (2)	525,818	171,373	23,536	5,934
Others	2,244	-	-	-
	3,264,836	1,587,337	1,773,445	418,070
	3,332,411	1,680,397	1,777,947	422,647

(1)	Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), accrued interest at 65% to 109%, of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário – CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) on March 31, 2021 (50% to 108% on December 31, 2020). For these CDBs, the Company and its subsidiaries have repo transactions which state, on their trading notes, the bank’s commitment to repurchase the security, on demand, on the maturity date of the transaction, or earlier.
(2)	Overnight transactions are repos available for redemption on the following day. They are usually backed by Treasury Bills, Notes or Bonds and referenced to a pre-fixed rate of 2.64% on March 31, 2021 (1.89% on December 31, 2020). Their purpose is to settle the short-term obligations of the Company and its subsidiaries, or to be used in the acquisition of other assets with better return to replenish the portfolio.

Note 30 provides information in relation to the exposure of the Company and its subsidiaries to interest rate risks, and a sensitivity analysis of their effects on financial assets and liabilities.

6.                 MARKETABLE SECURITIES

	Consolidated		Parent company
	Mar. 31, 2021	Dec. 31, 2020	Mar. 31, 2021	Dec. 31, 2020
Investments
Current
Bank certificates of deposit (CDBs) (1)	49,583	545,366	2,219	18,884
Financial Notes (LFs) – Banks (2)	1,827,759	2,073,551	81,813	71,799
Treasury Financial Notes (LFTs) (3)	352,348	730,806	15,772	25,305
Others	10,936	10,547	951	873
	2,240,626	3,360,270	100,755	116,861
Non-current
Financial Notes (LFs) – Banks (2)	574,489	729,767	25,715	25,269
Debentures (4)	24,586	24,789	1,100	858
Others	8,991	10,237	-	-
	608,066	764,793	26,815	26,127
	2,848,692	4,125,063	127,570	142,988

(1)	Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), accrued interest at 108.50% a 117.00% of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário – CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) on March 31, 2021.
(2)	Bank Financial Notes (Letras Financeiras, or LFs) are fixed-rate fixed-income securities, issued by banks and that accrued interest a percentage of the CDI rate published by Cetip. The LFs had remuneration rates varying between 103.10% and 157% of the CDI rate on March 31, 2021 (99.50% and 130% on December 31, 2020).
(3)	Treasury Financial Notes (LFTs) are fixed-rate securities, their yield follows the daily changes in the Selic rate between the date of purchase and the date of maturity. The LFTs had remuneration rates varying between 2.60% and 2.90% on March 31, 2021 (1.86% and 1.90% on December 31, 2020).
(4)	Debentures are medium and long term debt securities, which give their holders a right of credit against the issuing company. The debentures have remuneration varying from TR+1% to 109% of the CDI Rate on March 31, 2021 and December 31, 2020.

Note 30 provides a classification of these marketable securities. Investments in marketable securities of related parties are shown in Note 29.

20

7.	CUSTOMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS

	Consolidated
	Balances not yet due	Up to 90 days past due	More than 91 up to 360 days past due	More than 361 days past due	Mar. 31, 2021	Dec. 31, 2020

Billed supply	1,489,773	671,905	380,196	646,273	3,188,147	3,124,555
Unbilled supply	1,169,949	-	-	-	1,169,949	1,144,906
Other concession holders – wholesale supply	28,382	19,225	720	198	48,525	50,086
Other concession holders – wholesale supply, unbilled	209,914	-	-	-	209,914	260,521
CCEE (Power Trading Chamber)	9,518	87,003	288	-	96,809	210,271
Concession Holders – power transport	45,814	26,094	19,072	88,490	179,470	161,340
Concession Holders – power transport, unbilled	306,261	-	-	-	306,261	294,734
(–) Provision for doubtful receivables	(275,977)	(12,507)	(14,421)	(444,715)	(747,620)	(712,369)
	2,983,634	791,720	385,855	290,246	4,451,455	4,534,044

Current assets					4,317,385	4,373,075
Non-current assets					134,070	160,969

The Company and its subsidiaries’ exposure to credit risk related to customers and traders is provided in Note 30.

The allowance for doubtful accounts is considered to be sufficient to cover any potential losses in the realization of accounts receivable, and the breakdown by type of customers is as follows:

Consolidated	Mar. 31, 2021	Dec. 31, 2020
Residential	112,341	110,149
Industrial	194,168	187,927
Commercial, services and others	197,903	189,769
Rural	29,704	30,355
Public authorities	97,871	82,715
Public lighting	2,603	2,434
Public services	34,714	34,803
Charges for use of the network (TUSD)	78,316	74,217
	747,620	712,369

On July 31, 2020 Cemig D filed an application to the tax authority of State of Minas Gerais to offset debts for energy consumption and service owed by the direct and indirect administrations of Minas Gerais State, using amounts of ICMS tax payable, under Article 3 of Minas Gerais State Decree 47,908/2020, which regulated State Law 47,891/2020.  The debts from the State of Minas Gerais that qualify for offset are those past due at June 30, 2019, an amount of R$222,266. Following ratification by the State Finance Secretary and formalization of the Debt Recognition Agreement, which both took place on March, 31, 2021, offsetting will begin in April 2021. Up to May 2021, were offseted 2 (two) out of 21 (twenty one) installments, in the amount of R$10,584 each. The offsetting is expected to take place monthly, in this amount, up to December 2022.

Changes in the allowance for doubtful accounts are as follows:

Consolidated
Balance at December 31, 2020	712,369
Additions, net (Note 27 e)	43,153
Disposals	(7,902)
Balance at March 31, 2021	747,620
21

8.	RECOVERABLE TAXES

	Consolidated		Parent company
	Mar. 31, 2021	Dec. 31, 2020	Mar. 31, 2021	Dec. 31, 2020
Current
ICMS (VAT)	101,422	97,272	-	-
PIS/Pasep (a) (b)	305,038	310,927	24	219
Cofins (a) (b)	1,398,668	1,425,796	121	1,018
Others	16,113	16,062	104	104
	1,821,241	1,850,057	249	1,341
Non-current
ICMS (VAT) (b)	267,042	257,160	-	-
PIS/Pasep (a)	523,742	588,257	109,055	108,878
Cofins (a)	2,297,086	2,594,428	387,345	386,713
Others	-	2,226	-	1,795
	3,087,870	3,442,071	496,400	497,386
	4,909,111	5,292,128	496,649	498,727

a)	Pis/Pasep and Cofins taxes credits over ICMS

On May 8, 2019 the Regional Federal Appeal Court of the First Region gave final judgment – against which there is no appeal – on the Ordinary Action, deciding in favor of the Company an its subsidiaries, Cemig D and Cemig GT, and recognizing their right to exclude the ICMS amounts from the calculation basis of PIS/Pasep and Cofins taxes, backdated as from five years prior to the action initial filing– that is, from July 2003.

Thus, the Company recorded the PIS/Pasep and Cofins credits corresponded to the amount of these taxes over ICMS paid in the period of July 2003 to May 2019.

Final court judgment has also been given, against which there is no further appeal, in favor of the similar actions filed by Cemig’s wholly-owned subsidiaries Sá Carvalho, Cemig Geração Distribuída (former UTE Ipatinga S.A.), Cemig Geração Poço Fundo S.A. (previously denominated UTE Barreiro S.A.) and Horizontes Energia S.A..

The Company and its subsidiaries has two ways to recover the tax credit: (i) offsetting of the amount receivable against amounts payable of PIS/Pasep and Cofins taxes, monthly, within the five-year period specified by the relevant law of limitation; or (ii) receipt of specific credit instruments ‘precatórios’ from the federal government.

Cemig D and Cemig GT, prioritized the credits offsetting, to accelerate recovery. For the Company itself, priority will be given to receipt of the credits through precatório letters of credit, since the Company does not make enough monthly payments of PIS/Pasep and Cofins taxes to enable offsetting.

On May 12, 2020, the Brazilian tax authority (Receita Federal) granted the Company’s request for ratification of the credits of PIS/Pasep and Cofins taxes arising from the legal action on which final judgment, subject to no further appeal, was given in favor of Cemig D and Cemig GT in 2019 and the subsidiaries are offsetting the amount receivable against amounts of federal taxes payable on a monthly basis, starting in May, 2020, within the five-year period specified by the relevant law of limitation.

22

On May 13, 2021 the Federal Supreme Court ruled on the motion for clarification filed by the federal government, modulating the effects of the decision that ICMS tax (paid or payable) is not part of the base amount for calculation of the PIS, Pasep and Cofins taxes. The court ruled that only those who filed legal actions claiming this judgment on or before March 15, 2017 (date on which the argument was established) should have the right to reimbursement of the tax unduly paid, excluding legal and administrative actions filed after that date and before the date on which the judgment was given. Thus the changes made by the Supreme Court in the effects of the judgment do not affect the credits recognized by the Company. Further, the new ruling decided that the amounts of ICMS tax to be excluded from the basis for calculation of PIS, Pasep and Cofins taxes should be the ICMS tax stated on invoices (and not only the amount actually paid) – this is in agreement with the criterion adopted by the Company.

The Company recorded in current asset and non-current asset the amounts of R$1,693,214 and R$2,818,128, respectively, corresponding to the tax credits of PIS/Pasep and Cofins over ICMS, with updating by the Selic rate to the date of their actual offsetting.

Based on the opinion of its legal advisers, the Company’s management believes that a portion of the tax credits to be received by Cemig D should be refunded to its customers, considering a maximum period for calculation of the reimbursement of 10 years. Thus, Cemig D has constituted a liability corresponding to the total amount of the tax credits comprising the period of the last 10 years, from June 2009 to May 2019, net of PIS/Pasep and Cofins taxes over monetary updating, presented in Note 20. Cemig D awaits the grantor’s conclusion about the mechanisms and criteria for the reimbursement to its customers.

In the firt quarter 2021, credits of PIS/Pasep and Cofins taxes were offset against payable federal taxes in the amount of R$407,457 (R$1,274,636 on 2020).

b)	Other recoverable taxes

The ICMS (VAT) credits that are reported in non-current assets arise mainly from acquisitions of property, plant and equipment, and intangible assets, and can be offset against taxes payable in the next 48 months. The transfer to non-current is made in accordance with management's best estimate of the amounts which will likely be realized in 12 months after this interim financial information reporting date.

Credits of PIS/Pasep and Cofins generated by the acquisition of machinery and equipment can be offset immediately.

23

9.                 INCOME AND SOCIAL CONTRIBUTION TAXES

a) Income tax and social contribution tax recoverable

The balances of income tax and social contribution tax refer to tax credits in the corporate income tax returns of previous years and to advance payments which will be offset against federal taxes eventually payable. Current tax assets and current tax liabilities related to income tax and social contribution tax are offset in the statement of financial position subject to criteria established in CPC 32/IAS 12.

	Consolidated		Parent company
	Mar. 31, 2021	Dec. 31, 2020	Mar. 31, 2021	Dec. 31, 2020
Income tax	525,911	697,923	168,685	245,996
Social contribution tax	227,577	246,210	33,937	33,860
	753,488	944,133	202,622	279,856

Current	482,222	597,610	-	-
Non-current	271,266	346,523	202,622	279,856

The balances of income tax and social contribution tax posted in non-current assets arise from advanced payments required by tax law and withholding taxes, which the expectation of offsetting is greater than 12 months.

b)	Income tax and social contribution tax payable

The balances of income tax and social contribution tax recorded in current liabilities refer mainly to the taxes owed by the subsidiaries which report by the Real Profit method and have opted to make monthly payments based on estimated revenue, and also by the subsidiaries that have opted for the Presumed Profit method, in which payments are made quarterly.

	Consolidated
	Mar. 31, 2021	Dec. 31, 2020
Current
Income tax	57,960	108,262
Social contribution tax	18,569	31,796
	76,529	140,058

c)	Deferred income tax and social contribution tax

The Company and its subsidiaries have deferred taxed assets and liabilities from unused tax loss carryforwards, negative base for the social contribution tax, and deductible temporary differences, at the statutory rates applicable to each legal entity in Brazil of 25% (for Income tax) and 9% (for the social contribution tax), as follows:

24

	Consolidated		Parent company
	Mar. 31, 2021	Dec. 31, 2020	Mar. 31, 2021	Dec. 31, 2020
Deferred tax assets
Tax loss carryforwards	1,018,114	400,758	548,892	114,666
Provisions for contingencies	537,515	537,661	68,800	66,362
Impairment on investments	256,037	639,739	1,495	382,904
Provision PUT SAAG	177,816	182,293	-	-
Post-employment obligations	2,183,017	2,167,566	246,236	243,280
Estimated provision for doubtful receivables	262,518	256,130	7,578	7,578
Others	147,511	138,599	4,466	4,055
Total	4,582,528	4,322,746	877,467	818,845

Deferred tax liabilities
Funding cost	(9,983)	(11,179)	-	-
Deemed cost	(223,029)	(224,610)	-	-
Acquisition costs of equity interests	(461,687)	(486,335)	(106,141)	(126,934)
Borrowing costs capitalized	(168,856)	(168,909)	-	-
Adjustment to expectation of cash flow – Concession assets	(243,796)	(242,424)	-	-
Adjustment of contract assets	(777,168)	(768,126)	-	-
Adjustment to fair value: Swap/Gains	(938,938)	(1,002,636)	-	-
Others	(6,803)	(5,670)	(859)	(1,016)
Total	(2,830,260)	(2,909,889)	(107,000)	(127,950)
Total, net	1,752,268	1,412,857	770,467	690,895

Total assets	2,544,690	2,452,860	770,467	690,895
Total liabilities	(792,422)	(1,040,003)	-	-

The changes in deferred income tax and social contribution tax were as follows:

	Consolidated	Parent company
Balance at December 31, 2020	1,412,857	690,895
Effects allocated to net profit from continuing operations	344,379	79,572
Others	(4,968)	-
Balance at March 31, 2021	1,752,268	770,467

d)	Reconciliation of income tax and social contribution tax effective rate

This table reconciles the statutory income tax (rate 25%) and social contribution tax (rate 9%) with the current income tax expense in the statement of income:

	Consolidated		Parent company
	Mar. 31, 2021	Mar. 31, 2020 Restated	Mar. 31, 2021	Mar. 31, 2020 Restated
Profit before income tax and social contribution tax	341,678	(178,377)	342,460	(267,102)
Income tax and social contribution tax – nominal expense (34%)	(116,171)	60,648	(116,436)	90,815
Tax effects applicable to:
Gain (loss) in subsidiaries by equity method (net of effects of Interest on Equity)	38,756	26,589	64,364	109,079
Non-deductible contributions and donations	(748)	(1,108)	-	-
Tax incentives	9,344	8,858	-	-
Difference between Presumed Profit and Real Profit	28,413	21,557	-	-
Non-deductible penalties	(3,715)	(6,994)	15	(269)
Income arising from the Light sale	133,663	-	133,663	-
Others	(8,869)	694	(2,034)	(925)
Income tax and Social Contribution – effective gain (expense)	80,673	110,244	79,572	198,700

Current tax	(263,706)	(195,516)	-	(19)
Deferred tax	344,379	305,760	79,572	198,719
	80,673	110,244	79,572	198,700
Effective rate	23.61%	(61.80%)	23.24%	(74.39%)

25

10.             ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS

The Company has accounts receivable from the State of Minas Gerais, arising from return of an administrative deposit made for a dispute on the rate of inflation and other adjustment to be applied to an advance for future capital increase (‘AFAC’), made in prior years, which was the subject of a debt recognition agreement. The agreement provided for payment by the Minas Gerais State in 12 consecutive monthly installments, each updated by the IGP–M index up to the date of actual payment, the first to become due on November 10, 2017. The agreement states that, in the event of arrears or default by the State in payment of the agreed consecutive monthly installments, Cemig is authorized to retain dividends or Interest on Equity distributable to the State in proportion to the State’s equity interest, for as long as the arrears and/or default continues.

The balance receivable on March 31, 2021, is R$12,573 (R$11,614 on December 31, 2020), was classified as Non-current asset, as a result of the delays in installments past due since January 2018.

Considering the guarantees mentioned above, which the Company intends to execute in the event of the amount agreed in the debt recognition agreement, there are no expectation of losses on these receivables.

11.	ESCROW DEPOSITS

	Consolidated		Parent company
	Mar. 31, 2021	Dec. 31, 2020	Mar. 31, 2021	Dec. 31, 2020
Labor claims	266,570	277,980	30,989	29,859

Tax contingencies
Income tax on Interest on Equity	29,084	29,045	291	290
PIS/Pasep and Cofins taxes (1)	66,657	66,452	-	-
Donations and legacy tax (ITCD)	54,646	54,497	53,694	53,547
Urban property tax (IPTU)	84,546	84,248	60,993	60,872
Finsocial tax	40,406	40,349	40,406	40,349
Income and Social Contr. Tax on indemnity for employees’ ‘Anuênio’ benefit (2)	286,177	285,836	13,743	13,727
Income tax withheld at source on inflationary profit	8,659	8,652	8,659	8,652
Income tax and contribution tax effective rate (3)	76,155	18,062	-	-
Others (4)	97,776	97,508	67,104	67,050
	744,106	684,649	244,890	244,487

Others
Regulatory	51,692	51,605	19,720	19,690
Third party	9,035	9,105	3,413	3,469
Customer relations	7,522	7,595	1,223	1,214
Court embargo	15,219	12,881	3,008	2,583
Others	12,324	11,982	3,328	3,374
	95,792	93,168	30,692	30,330
	1,106,468	1,055,797	306,571	304,676

(1)	This refers to escrow deposits in the action challenging the constitutionality of inclusion of ICMS tax within the amount to which PIS/Pasep and Cofins taxes are applied.
(2)	See more details in Note 24 – Provisions under the section relating to the ‘Anuênio indemnity’.
(3)	Court escrow deposit in the proceedings challenging charging of corporate income tax and the Social Contribution tax on payments of Interest on Equity, and application of the Social Contribution tax to cultural and artistic donations and sponsorship, expenses on punitive fines, and taxes with enforceability suspended.
(4)	Includes escrow deposits from legal actions related to INSS and PIS/Pasep and Cofins taxes

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12.	REIMBURSEMENT OF TARIFF SUBSIDIES

Subsidies on tariffs charged to users of distribution services – TUSD and EUST (Charges for Use of the Transmission System) are reimbursed to distributors through the funds from the Energy Development Account (CDE).

On March 31, 2021, the amount recognized as subsidies revenues was R$253,513 (R$1,056,810 on December 31, 2020). Of such amounts, Cemig D has a receivable of R$82,616, as of March 31, 2021 (R$82,616 on December 31, 2020) and Cemig GT has a receivable of R$5,220 (R$5,733 on December 31, 2020) in current assets.

13.	CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES

Consolidated	Mar. 31, 2021	Dec. 31, 2020
Concession financial assets
Energy distribution concessions (13.1)	554,724	530,058
Gas distribution concessions (13.1)	31,611	29,183
Indemnifiable receivable – Generation (13.2)	816,202	816,202
Concession grant fee – Generation concessions (13.3)	2,606,537	2,549,198
	4,009,074	3,924,641
Sector financial assets
Amounts receivable from Parcel A (CVA) and Other Financial Components (13.4)	297,751	132,681
Total	4,306,825	4,057,322

Current assets	296,393	258,588
Non-current assets	4,010,432	3,798,734

Consolidated	Mar. 31, 2021	Dec. 31, 2020
Sector financial liabilities
Amounts receivable from Parcel A (CVA) and Other Financial Components (13.4)	59,026	231,322
Total	59,026	231,322

Current liabilities	59,026	231,322
Non-current liabilities	-	-

The changes in concession financial assets related to infrastructure are as follows:

	Generation	Distribution	Gas	Total
Balances at December 31, 2020	3,365,400	530,058	29,183	3,924,641
Addition	-	-	15	15
Transfers of contract assets	-	13,824	-	13,824
Monetary updating	124,560	10,906	2,413	137,879
Disposals	-	(64)	-	(64)
Amounts received	(67,221)	-	-	(67,221)
Balances at March 31, 2021	3,422,739	554,724	31,611	4,009,074

13.1	Distribution - Financial assets

The energy and gas distribution concession contracts are within the scope of ICPC 01 (IFRIC 12). The financial assets under these contracts refer to the investments made in infrastructure that will paid by grantor at the end of the concession period and they are measured at fair value through profit or loss, in accordance with regulation of the energy segment and concession contracts executed by Cemig and its subsidiaries and the granting authorities.

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13.2	Generation – Indemnity receivable

As from August 2013, with the extinction of the concession for various plants operated by Cemig GT under Concession Contract 007/1997, the subsidiary has a right to receive an amount corresponding to the residual value of the infrastructure assets, as specified in the concession contract. These balances are recognized in financial assets, at fair value through profit or loss, and totaled R$816,202 on March 31, 2021 and December 31, 2020.

Generation plant	Concession expiration date	Installed capacity (MW)	Net balance of assets based on historical cost	Net balance of assets based on fair value (replacement cost)

Lot D
UHE Três Marias	July 2015	396	71,694	413,450
UHE Salto Grande	July 2015	102	10,835	39,379
UHE Itutinga	July 2015	52	3,671	6,589
UHE Camargos	July 2015	46	7,818	23,095
PCH Piau	July 2015	18.01	1,531	9,005
PCH Gafanhoto	July 2015	14	1,232	10,262
PCH Peti	July 2015	9.4	1,346	7,871
PCH Dona Rita	Sep. 2013	2.41	534	534
PCH Tronqueiras	July 2015	8.5	1,908	12,323
PCH Joasal	July 2015	8.4	1,379	7,622
PCH Martins	July 2015	7.7	2,132	4,041
PCH Cajuru	July 2015	7.2	3,576	4,252
PCH Paciência	July 2015	4.08	728	3,936
PCH Marmelos	July 2015	4	616	4,265
Others
UHE Volta Grande	Feb. 2017	380	25,621	70,118
UHE Miranda	Dec. 2016	408	26,710	22,546
UHE Jaguara	Aug. 2013	424	40,452	174,203
UHE São Simão	Jan. 2015	1,710	1,762	2,711
		3,601.70	203,545	816,202

As specified by the grantor (Aneel) in Normative Resolution 615/2014, the valuation reports that support the amounts in relation to the residual value of the plants, previously operated by Cemig GT, that were included in Lot D and for the Volta Grande plant have been submitted to the grantor. The Company does not expect any losses in the realization of these amounts.

On March 31, 2021, investments made after the Jaguara, São Simão and Miranda plants came into operation, in the amounts of R$174,203, R$2,711 and R$22,546, respectively, are recorded as concession financial assets, and the determination of the final amounts to be paid to the Company is in a process of discussion with Aneel (the grantor). The Company does not expect losses in realization of these amounts.

In 2019, Plubic Hearing 003/2019 was opened to obtain inputs on improvement of the regulation of criteria and procedures for calculation of investments in revertible assets, not yet amortized or not depreciated, of generation concessions (whether extended or not), under Law 12,783/2013. Technical Note 096/2019 was published on September 30, 2019. However the Normative Resolution has not yet been voted on by the Council of Aneel.

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13.3	Concession grant fee – Generation concessions

The concession grant fee for a 30-year concession contracts Nº. 08 to 16/2016, related to 18 hydroelectric plants of Auction 12/2015, won by Cemig GT, was an amount of R$2,216,353. The amount of the concession fee was recognized as a financial asset measured at amortized cost, as Cemig GT has an unconditional right to receive the amount paid, updated by the IPCA Index and remuneratory interest (the total amount of which is equal to the internal rate of return on the project), during the period of the concession.

The changes in concession financial assets are as follows:

SPC	Plants	Dec. 31, 2020	Monetary updating	Amounts received	Mar. 31, 2021
Cemig Geração Três Marias S.A.	Três Marias	1,447,210	68,312	(36,118)	1,479,404
Cemig Geração Salto Grande S.A.	Salto Grande	454,256	21,508	(11,390)	464,374
Cemig Geração Itutinga S.A.	Itutinga	170,460	8,749	(4,843)	174,366
Cemig Geração Camargos S.A.	Camargos	127,814	6,530	(3,605)	130,739
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	167,206	8,954	(5,072)	171,088
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	113,807	6,544	(3,852)	116,499
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	68,445	3,963	(2,341)	70,067
Total		2,549,198	124,560	(67,221)	2,606,537

Of the energy produced by these plants, 70% is sold in the Regulated Market (ACR) and 30% in the Free Market (ACL).

Sector assets and liabilities

13.4	Account for compensation of variation of parcel A items (CVA) and Other financial components

The Amendment that extended concession period of Cemig D guarantees that, in the event of termination of the concession contract, for any reason, the remaining balances (assets and liabilities) of any shortfall in payment or reimbursement through the tariff must also be paid by the grantor. The balances on (i) the CVA (Compensation for Variation of Parcel A items) Account, (ii) the account for Neutrality of Sector Charges, and (iii) Other financial components in the tariff calculation, refer to the positive and negative differences between the estimate of the Company’s non-manageable costs and the payments actually made. The variations are subject to monetary adjustment using the Selic rate and considered in the subsequent tariff adjustments.

The balance of these sector financial assets and liabilities, which are presented at net value, in assets or liabilities, in accordance with the tariff adjustments that have been authorized or are to be ratified, are as follows:

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Balance sheet	Mar. 31, 2021			Dec. 31, 2020
	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Assets	40,962	2,318,129	2,359,091	83,984	1,561,906	1,645,890
Current assets	40,962	1,616,732	1,657,694	83,984	834,093	918,077
Non-current assets	-	701,397	701,397	-	727,813	727,813

Liabilities	(99,988)	(2,020,378)	(2,120,366)	(246,242)	(1,498,289)	(1,744,531)
Current liabilities	(99,988)	(1,585,693)	(1,685,681)	(246,242)	(903,157)	(1,149,399)
Non-current liabilities	-	(434,685)	(434,685)	-	(595,132)	(595,132)

Total current, net	(59,026)	31,039	(27,987)	(162,258)	(69,064)	(231,322)
Total non-current, net	-	266,712	266,712	-	132,681	132,681
Total, net	(59,026)	297,751	238,725	(162,258)	63,617	(98,641)

Financial components	Mar. 31, 2021			Dec. 31, 2020
	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Items of ‘Parcel A’
Energy Development Account (CDE) quota	884	61,642	62,526	879	-	879
Tariff for use of transmission facilities of grid participants	851	381,845	382,696	847	217,778	218,625
Tariff for transport of Itaipu supply	103	29,286	29,389	103	17,618	17,721
Alternative power source program (Proinfa)	(138)	23,505	23,367	(138)	5,857	5,719
ESS/EER System Service/Energy Charges	(1,473)	235,783	234,310	(1,465)	38,549	37,084
Energy bought for resale	4,105	497,856	501,961	4,078	448,720	452,798

Other financial components
Over contracting of supply (1)	(22,331)	236,093	213,762	(55,828)	165,793	109,965
Neutrality of Parcel A	(1,082)	144,151	143,069	(2,706)	109,965	107,259
Billing return – Covid Account (2)	-	(725,202)	(725,202)	-	(504,476)	(504,476)
Other financial items	(34,500)	(528,012)	(562,512)	(86,248)	(394,367)	(480,615)
Excess demand and reactive power	(5,445)	(59,196)	(64,641)	(21,780)	(41,820)	(63,600)
TOTAL	(59,026)	297,751	238,725	(162,258)	63,617	(98,641)

(1)	Cemig D was over contracted in 2017 and 2018 and the gain arising from the sale of the excess of energy in the spot market was provisionally passed through to customers by Aneel in the tariff adjustments of 2018 and 2019, including the portion in excess of the limit of 105% of the regulatory load – thus reducing the tariff that was determined. To establish whether this is a voluntary over contracting, the Company considers that the portion above the regulatory limit will be recovered in the subsequent tariff adjustment. On August 27, 2020, Aneel published the Dispatch 2,508/2020-SRM-SGT, which set new amounts for distributors’ over contracting for the years 2016 and 2017, based on a new valuation criterion established by Aneel Technical Note 97/2020-SRM-SGT – not contained in the regulatory rules which were currently in force. As a result, Cemig D filed an appeal with the Council of Aneel, for the amounts of distribution agents’ over contracting to be reset in accordance with the calculation criteria based on maximum effort contained in Aneel Normative Resolution 453/2011. The Company’s position on this case is reinforced by the fact that the Brazilian Energy Distributors’ Association (Abradee) filed a similar appeal, supported by the opinion of contracted legal advisers. The Company has no expectation of loss in relation to realization of these amounts. The Company recognizes this receivable asset, in the amount of R$223,938 on March 31, 2021, as ‘Other financial components’ to be ratified. At the reporting date for this interim financial information, this matter was pending analysis by Aneel.
(2)	This is a financial component created for return to consumers of the amounts that were invoiced to them but received by Cemig from the Covid Account in 2020. These amounts will be returned to consumers in the tariff process of 2021, duly updated by the Selic rate, with guarantee of neutrality.

Changes in balances of sector financial assets and liabilities are as follow:

Balance at December 31, 2020	(98,641)
Additions	235,703
Amortization	103,204
Updating – Selic rate (Note 28)	(1,541)
Balance at March 31, 2021	238,725

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14.	CONCESSION CONTRACT ASSETS

Under IFRS 15 / CPC 47 – Revenue from contracts with customers, concession infrastructure assets recognized during the period of construction for which the right to consideration depends on satisfaction of a performance obligations related to the completion of its construction, or its future operation and maintenance are classified as contract assets. The balances of these on March, 31, 2021 were as follows:

Consolidated	Mar. 31, 2021	Dec. 31, 2020
Distribution – Infrastructure assets under construction	1,293,426	1,141,599
Gas – Infrastructure assets under construction	95,378	94,115
National Grid (‘BNES’ - Basic Network of the Existing System) - Law 12,783/13	1,942,689	1,895,854
Transmission – Assets remunerated by tariff	1,811,025	1,848,504
	5,142,518	4,980,072

Current	774,507	737,110
Non-current	4,368,011	4,242,962

Changes in concession contract assets are as follows:

	Transmission	Distribution	Gas	Total
Balance at December 31, 2020	3,744,358	1,141,599	94,115	4,980,072

Additions	22,451	314,807	8,009	345,267
Inflation adjustment	157,255	-	-	157,255
Results of the Periodic Tariff Revision	6,036	-	-	6,036
Amounts received	(172,399)	-	-	(172,399)
Disposals	(3,987)	-	(628)	(4,615)
Others additions	-	-	1,117	1,117
Transfers to financial assets	-	(13,824)	-	(13,824)
Transfers to intangible assets	-	(149,156)	(7,235)	(156,391)
Balance at March 31, 2021	3,753,714	1,293,426	95,378	5,142,518

The amount of additions in the period ended March 31, 2021 includes R$6,538 under the heading capitalized borrowing costs, as presented in Note 21.

The Company has not identified any evidence of impairment of the others contract assets, with definite expected useful life.

Energy and gas distribution activities

The concession infrastructure assets still under construction are recognized initially as contract assets, measured at amortized cost, including capitalized borrowing costs. When the asset start operations, the construction performance obligation is concluded, and the assets are split into financial assets and intangible assets.

The transmission activity

For transmission concessions, the consideration to be paid to the Company arises from the concession contracts n. 006/97, n. 079/00 and n. 004/05, as follows:

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	Mar. 31, 2021	Dec. 31, 2020
Current
Concession contract - 004/05	22,589	18,680
Concession contract - 079/00	32,768	28,600
Concession contract - 006/97
National Grid (‘BNES’ - Basic Network of the Existing System)	548,890	533,430
National Grid - new facilities (RBNI)	170,260	156,400
	774,507	737,110
Non-current
Concession contract - 004/05	90,663	90,977
Concession contract - 079/00	146,557	132,589
Concession contract - 006/97		-
National Grid (‘BNES’ - Basic Network of the Existing System)	1,285,844	1,362,424
National Grid - new facilities (RBNI)	1,456,143	1,421,259
	2,979,207	3,007,249
	3,753,714	3,744,359

a)	Concession contract n. 006/97

The contract regulates the public service of commercial operation of transmission facilities that are classified as parts of the National Grid, pursuant to Law 9,074/1995 and to the regulation applicable, in effect until December 31, 2042.

The contract was renewed on December 4, 2012, for 30 years, from January 1, 2013, under Provisional Act 579 of September 11, 2012 (converted into Law 12,783/2013), which specified reimbursement for the assets that had not been depreciated on December, 31, 2012.

On June 30, 2020, Aneel ratified the results of the Periodic Tariff Review for Contract 006/1997, through Ratifying Resolution 2,712/2020, setting the repositioning of the Permitted Annual Revenue (RAP), to be applied from July 1, 2018. In this process the RAP of the 2018-19 cycle was increased by 9.13% from the provisional amount of RAP for the same period. Although this revision was finalized only in 2020, its effects were backdated to July 2018.

As a result of the Periodic Tariff Review, the company recognized gains of R$528,598 in its 2020 results, comprising R$321,453 for the RBNI assets and R$ 207,145 for the BNES assets, corresponding to the extension of the concessions, under Law 12,783/13, included in the Regulatory Remuneration Base.

On April 22, 2021, Resolution 2,852 altered the repositioning of the RAP set by Resolution 2,712/2020, with effect backdated to July 1, 2018, and also the Adjustment Portion of the Review, with financial effects on the adjustment of RAP for the 2021-22 cycle, to be in effect from July 1, 2021 to June 30, 2022. The Company is assessing the effects of this resolution, and does not expect losses in its contractual assets as a result of application of the changes introduced.

32

On December 31, 2020, as described in Note 2.3, the Company reclassified to contract asset the amounts recorded as financial asset at the first adoption of CPC 47/ IFRS 15, related to the National Grid (‘BNES’ - Basic Network of the Existing System) financial portion, which represents the amount to be paid since the extension of the concessions until its incorporation into the tariff, to be received in 8 years, starting in June, 2017, and exclusively represented installments not paid from January 1, 2013 to June 30, 2017, updated by the regulatory cost of capital of the transmission sector. The amounts reclassified for the period ended on March 31, 2020 is R$1,279,476.

The next Periodic Tariff Review (RTP) will take place in June 2023, with effect from July 1, 2023. The indexer used to update the contract is the Expanded Consumer Price Index (Índice de Preços ao Consumidor Amplo –IPCA).

National Grid Assets- ‘BNES’ - Basic Network of the Existing System – the regulatory cost of capital updating

On April 10, 2017, a preliminary injunction was granted to the Brazilian Large Free Customers’ Association (Associação Brasileira de Grandes Consumidores Livres), the Brazilian Auto Glass Industry Technical Association (Associação Técnica Brasileira das Indústrias Automáticas de Vidro) and the Brazilian Ferro-alloys and Silicon Metal Producers’ Association (Associação Brasileira dos Produtores de Ferroligas e de Silicio Metálico) in their legal action against the grantor and the Federal Government requesting suspension of the effects on their tariffs of remuneration at cost of equity of portions of “National Grid” assets not yet paid from 2013 to 2017 owned to the agents that accepted the terms of Law 12,783/13.

In June 2020, due to revocation of the majority of the injunctions, and in compliance with the Execution Opinions issued by the Federal Public Attorneys’ Office to Aneel, the effects caused by the reversal of these injunctions were calculated, for inclusion of the cost of equity in the transmission revenue starting with the 2020-21 cycle, considering all retrospective effects, including those arising from the assumptions adopted in the 2018 RAP periodic reset.

At this moment Aneel provisionally ratified only the inclusion of the cost of equity updated by IPCA index of the period between the 2017-18 and 2019-20 tariff cycles, considering the need for deeper examination of the legal conditions for analysis of the Company’s appeal, which require the inclusion of the WACC remuneration for the periods in which it was suspended.

On January 06, 2021, the Brazilian General Attorney's Office issued a legal opinion about the effects of the reversal of the court decision that had suspended the cost of equity remuneration of the transmission agents determined by Ministerial Order 120, of April 20, 2016. The legal opinion concluded that the interest not received in the period of January, 2013 to June, 2017 – cost of capital remuneration – must be updated by the cost of equity rate, as established in the MME Ministerial Order 120/2016 and in the Aneel Resolution 762/2017, until July 01, 2020, which is the date that the payment took place, and must be included to RAP as of July 1, 2020 (2020-2021 cycle) for eight years.

33

On April 22, 2021, Aneel published Ratifying Resolution 2,852, which altered Ratifying Resolution 2,712/2020, defining, among other provisions, the financial component referred to. The judgment vote attached to the Resolution states that, in compliance with the Execution Order Opinion issued by the Federal Procurator applying to Aneel, the cost of own capital associated with the financial components was incorporated into the calculation of the Periodic Review processes of 2018 deciding the RAP of the transmission concessions that were extended under Law 12,783/2013. This caused 2 effects: (i) A new value for the component to be considered in the RAP of the tariff cycles for 2020-21 to 2025-26; and (2) a residual value for the difference between the amount paid to the transmission companies in the 2017-18 and 2019-20 tariff cycles and the amount payable after the injunctions were overturned.

Thus, the debt balance of this component was recalculated, using remuneration at the rate of cost of own capital, up to the date of actual payment (July 1, 2020), after discounting the amounts paid, brought to present value.

However, due to the tariff pressure resulting from the effects of the Covid-19 pandemic, and due to the high risk of default in the electricity sector, Aneel opted the alternative of ‘reprofiling’ these payments, for payment gradually over a period of 8 years, guaranteeing the net present value of the transaction. In the proposed profile the minimum payment is made in the 2021-22 cycle, that is, say, with zero amortization of the debt portion of the balance; in the 2022-23 cycle there is amortization at a rate of 3.0%, so as to amortize part of the debt and keep the level of payments stable; and there are then constant payments over the cycles of 2023-24 to 2027-28, with amortization rates of 16.11% per year. Thus, to achieve regulatory stability and mitigate sector risk, this financial component of revenue will not be the subject of the periodic review of 2023.

The Company is assessing the effects of the decision by Aneel put into effect by Ratifying Resolution 2,852/2021, based on recalculation of the financial component including the remuneration of capital at the rate of cost of own capital, substituting the weighted average regulatory cost of capital, for the period from June 2017 to June 2020, and the new amounts of the component for the cycles of 2020-21 and 2025-26, taking into account the reprofiling of the payments under the terms of the Resolution. Considering that Aneel’s decision resulted in an increase of the financial component to be received by the Company, there are no expectations of losses relating to this portion.

b)	Concession contract n. 079/00

The contract regulates commercial operation of public transmission service, comprising construction, maintenance and operation of transmission of the following facilities: The Itajubá 3 Substation; the Itajubá 3 – Poços de Caldas Transmission Line; and the Itajubá 3–Cachoeira Paulista Transmission Line, in effect until October 4, 2034.

34

On December 15, 2020, the Resolution 2,825/2020 ratified the RAP Periodic Tariff Review of bid contracts of energy transmission, whose tariff review was scheduled for July, 2019. Only of the revenues provisionally established, arising from enhancements and upgrades authorizations are reset. The Periodic Tariff Review resulted in recognition of a gain of R$23,254 in the Company’s net profit for 2020.

In response to the results decided by the Ratifying Resolution, Cemig GT presented an application for reconsideration, which resulted in Aneel recognizing the following inconsistencies: (i) no discount on the reassessed amount of the rates of PIS, Pasep and Cofins taxes relating to the benefit under REIDI (the Special Infrastructure Development Incentives Regime – Regime Especial de Incentivos para o Desenvolvimento da Infraestrutura), and (ii) material error in the recognition of the amounts of the average annual depreciation rate. As a result, the amounts of the RAPs and the Adjustment Portions for contract 079/00 of Cemig GT were altered, in accordance with Ratifying Resolution 2,839 of March 30, 2021, generating a positive adjustment of R$6,036 in Contractual assets at March 31, 2021. The total amount of revenue recognized in the profit for the period in relation to the Tariff Review, net of applicable taxes, is R$5,816.

The amounts will comprise the new RAP as from the adjustment for the 2021/2022 cycle and the adjustment portion relating to the backdating will be paid in 3 installments during the next adjustment processes.

The next Periodic Tariff Review (RTP) of the enhancements that have been approved will take place in June 2024, and be in effect from July 1, 2024. The indexer used for adjustment of the contract is the General Market Prices Index (Índice Geral de Preços do Mercado – IGPM).

c)	Concession contract n. 004/2005

C)       The contract regulates the concession for the second-circuit 345kV transmission facility which runs between the Furnas and Pimenta substations, a distance of approximately 75 km, for a period of 30 years from March 2005. For making the transmission facilities available for commercial operation, Centroeste will receive the Permitted Annual Revenue (RAP), adjusted annually, in the first 15 years of commercial operation. In the 16th year of commercial operation, its RAP will be reduced by 50%, until the end of the concession.

The indexor used for adjustment of the contract is the IGP-M (Índice Geral de Preços do Mercado – General Market Prices Index).

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15.	INVESTMENTS

Investees	Control	Consolidated		Parent company
		Mar. 31, 2021	Dec. 31, 2020	Mar. 31, 2021	Dec. 31, 2020
Cemig Geração e Transmissão	Subsidiary	-	-	5,609,162	5,921,159
Hidrelétrica Cachoeirão	Jointly-controlled	54,911	53,215	-	-
Guanhães Energia	Jointly-controlled	171,645	131,391	-	-
Hidrelétrica Pipoca	Jointly-controlled	38,116	35,552	-	-
Retiro Baixo	Jointly-controlled	194,206	195,235	-	-
Aliança Norte (Belo Monte Plant)	Jointly-controlled	625,000	631,227	-	-
Amazônia Energia (Belo Monte Plant)	Jointly-controlled	955,047	965,255	-	-
Madeira Energia (Santo Antônio Plant)	Affiliated	165,659	209,374	-	-
FIP Melbourne (Santo Antônio Plant)	Affiliated	121,936	157,476	-	-
Lightger	Jointly-controlled	128,304	130,794	-	-
Baguari Energia	Jointly-controlled	153,349	159,029	-	-
Aliança Geração	Jointly-controlled	1,202,711	1,166,240	-	-
Cemig Distribuição	Subsidiary	-	-	6,327,116	6,021,630
TAESA	Jointly-controlled	1,566,812	1,467,445	1,566,812	1,467,445
Ativas Data Center	Affiliated	16,989	16,799	16,989	16,799
Gasmig	Subsidiary	-	-	1,556,298	1,495,599
Cemig Sim	Subsidiary	-	-	106,828	94,098
UFV Janaúba Geração de Energia Elétrica Distribuída	Jointly-controlled	9,798	10,467	-	-
UFV Manga Geração de Energia Elétrica Distribuída	Jointly-controlled	11,214	11,416	-	-
UFV Corinto Geração de Energia Elétrica Distribuída	Jointly-controlled	9,348	9,212	-	-
UFV Bonfinópolis Geração de Energia Elétrica Distribuída	Jointly-controlled	6,188	6,144	-	-
UFV Lagoa Grande Geração de Energia Elétrica Distribuída	Jointly-controlled	15,040	15,059	-	-
UFV Lontra Geração de Energia Elétrica Distribuída	Jointly-controlled	16,618	16,899	-	-
UFV Mato Verde Geração de Energia Elétrica Distribuída	Jointly-controlled	6,039	6,182	-	-
UFV Mirabela Geração de Energia Elétrica Distribuída	Jointly-controlled	3,961	3,989	-	-
UFV Porteirinha I Geração de Energia Elétrica Distribuída	Jointly-controlled	4,959	6,075	-	-
UFV Porteirinha II Geração de Energia Elétrica Distribuída	Jointly-controlled	6,416	6,382	-	-
UFV Brasilândia Geração de Energia Elétrica Distribuída (1)	Jointly-controlled	14,519	-	-	-
Companhia de Transmissão Centroeste de Minas	Subsidiary	-	-	108,444	118,217
Axxiom Soluções Tecnológicas	Jointly-controlled	3,712	4,436	3,712	4,436
Total of investments		5,502,497	5,415,293	15,295,361	15,139,383
Itaocara – equity deficit (2)	Jointly-controlled	(29,890)	(29,615)	-	-
Total		5,472,607	5,385,678	15,295,361	15,139,383

(1)	On March 31, 2021, through its wholly-owned subsidiary Cemig Soluções Inteligentes em Energia S.A. (Cemig Sim), the Company acquired 49% of the specialized generation company UFV Brasilândia Geração de Energia Elétrica Distribuída S.A. (‘Brasilândia’), which operates in photovoltaic solar generation for the distributed generation market, with installed capacity of 7.35 MWp, for R$12,558, achieving a fair value gain of R$1,961.
(2)	On March 31, 2021 and December 31, 2020, the investee has negative net equity. Thus, after reducing the accounting value of its interest to zero, the Company recognized the provision for losses to the extent of its obligations, in the amount of R$29,890 (R$29,615 on December 31, 2020), resulting from contractual obligations assumed with the jointly-controlled entity and the other shareholders. The loss is recorded in the balance sheet in Other obligations.

The Company’s investees that are not consolidated are jointly-controlled entities, with the exception of the interests in the affiliates Light, classified as asset held for sale on December 31, 2020, Madeira Energia ‘Santo Antônio’ power plant and Ativas Data Center.

The investee ‘Usina Hidrelétrica Itaocara’ had negative shareholders’ equity. Thus, after reducing the accounting value of its interest to zero, the Company recognized the loss to the extent that it assumed contractual obligations with the subsidiary and the other shareholders, which on March 31, 2021 is R$29,890 (R$29,615 on December 31, 2020).

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For the quarter ended of March 31, 2021, management evaluates if the economic shock of the Covid-19 pandemic (Note 1c), of potential decline in value of assets, as referred to in IAS 36 – Impairments of Assets. As a result of the analyzes, the Company concluded that the pandemic brought cyclical effects and a long-term expectation of realization of the assets underwent no change, with no losses in the recoverable value of its investments. Thus, the reported assets net carrying amount is recoverable, and thus that there was no need to recognize any impairment loss in the Company nor its subsidiaries as a result of the current economic scenario.

Additionally, in relation to the above, the Company’s management has assessed the risk threatening all its investments ability to continue as a going concern, taking substantially into consideration: the economic-financial clauses of Cemig D and Gasmig; the guarantee of revenues of the transmission companies; the protection against force majeure reduction in regulated generation contracts; and all the legal measures that have been applied by the federal government and by Aneel – and has concluded that the Company and its subsidiaries’ ability to continue as going concern is secure.

a)	Right to exploitation of the regulated activity

In the process of allocating the purchase price for of the acquisition of the jointly-controlled subsidiaries and affiliates, a valuation was made for the intangible assets relating to the right to operate the infrastructure. This asset is presented together with the acquisition cost of the investments. These assets will be amortized over the remaining period of the concessions on a straight-line basis.

The rights of authorization to generate wind energy granted to Parajuru and Volta do Rio, valued at R$52,704 (R$53,858 on December 31, 2020) and R$72,289 (R$73,983 on December 31, 2020), respectively, are included in the interim financial information of the subsidiary Cemig GT and of the Company, respectively, and in accordance with Technical Interpretation ICPC 09, the investments and are classified in the consolidated balance sheet under Intangibles. These concession assets are amortized by the straight-line method, during the period of the concession. For further information see Note 17.

Changes in these assets are as follows:

PARENT COMPANY
Investees	Dec. 31, 2020	Amortization	Mar. 31, 2021
Lightger	78,989	(625)	78,364
TAESA	160,783	(2,330)	158,453
Gasmig	411,503	(3,815)	407,688
TOTAL	651,275	(6,770)	644,505

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CONSOLIDATED
Investees	Dec. 31, 2020	Amortization	Mar. 31, 2021
Cemig Geração e Transmissão
Retiro Baixo	29,187	(347)	28,840
Madeira Energia (Santo Antônio Plant)	16,526	(184)	16,342
Lightger	78,989	(625)	78,364
Aliança Geração	326,915	(6,327)	320,588
Aliança Norte (Belo Monte Plant)	48,632	(493)	48,139
TAESA	160,783	(2,330)	158,453
TOTAL	661,032	(10,306)	650,726

b)	Changes in investments in subsidiaries, jointly-controlled entities and affiliates:

PARENT COMPANY
Investees	Dec. 31, 2020	Gain (loss) by equity method (Income statement)	Dividends	Additions / acquisitions	Others	Mar. 31, 2021
Cemig Geração e Transmissão	5,921,159	(311,997)	-	-	-	5,609,162
Cemig Distribuição	6,021,630	392,153	(86,667)	-	-	6,327,116
Ativas Data Center	16,799	190	-	-	-	16,989
Gasmig	1,495,599	70,125	(9,595)	-	169	1,556,298
Cemig Sim	94,098	172	-	12,558	-	106,828
Companhia de Transmissão Centroeste de Minas	118,217	1,265	(11,038)	-	-	108,444
Axxiom Soluções Tecnológicas	4,436	(724)	-	-	-	3,712
Taesa	1,467,445	122,328	(22,961)			1,566,812
	15,139,383	273,512	(130,261)	12,558	169	15,295,361

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CONSOLIDATED
Investees	Dec. 31, 2020	Gain (loss) by equity method (Income statement)	Dividends	Additions / acquisitions	Mar. 31, 2021
Hidrelétrica Cachoeirão	53,215	3,996	(2,300)	-	54,911
Guanhães Energia	131,391	40,254	-	-	171,645
Hidrelétrica Pipoca	35,552	2,564	-	-	38,116
Madeira Energia (Santo Antônio Plant)	209,374	(43,715)	-	-	165,659
FIP Melbourne (Santo Antônio Plant)	157,476	(35,540)	-	-	121,936
Lightger	130,794	507	(2,997)	-	128,304
Baguari Energia	159,029	5,155	(10,835)	-	153,349
Amazônia Energia (Belo Monte Plant)	965,255	(10,208)	-	-	955,047
Aliança Norte (Belo Monte Plant)	631,227	(6,227)	-	-	625,000
Ativas Data Center	16,799	190	-	-	16,989
Taesa	1,467,445	122,328	(22,961)	-	1,566,812
Aliança Geração	1,166,240	36,471	-	-	1,202,711
Retiro Baixo	195,235	2,900	(3,929)	-	194,206
UFV Janaúba Geração de Energia Elétrica Distribuída	10,467	625	(1,294)	-	9,798
UFV Corinto Geração de Energia Elétrica Distribuída	9,212	136	-	-	9,348
UFV Manga Geração de Energia Elétrica Distribuída	11,416	(202)	-		11,214
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída	6,144	44	-	-	6,188
UFV Lagoa Grande Geração de Energia Elétrica Distribuída	15,059	(19)	-	-	15,040
UFV Lontra Geração de Energia Elétrica Distribuída	16,899	(281)	-	-	16,618
UFV Mato Verde Geração de Energia Elétrica Distribuída	6,182	(143)	-	-	6,039
UFV Mirabela Geração de Energia Elétrica Distribuída	3,989	(28)	-	-	3,961
UFV Porteirinha I Geração de Energia Elétrica Distribuída	6,075	(1,116)	-	-	4,959
UFV Porteirinha II Geração de Energia Elétrica Distribuída	6,382	34	-	-	6,416
UFV Brasilândia Geração de Energia Elétrica Distribuída (2)	-	1,961	-	12,558	14,519
Axxiom Soluções Tecnológicas	4,436	(724)	-	-	3,712
Total of investments	5,415,293	118,962	(44,316)	12,558	5,502,497
Itaocara – equity deficit (1)	(29,615)	(275)	-	-	(29,890)
Total	5,385,678	118,687	(44,316)	12,558	5,472,607

(1)	On December 31, 2020, the investee had negative shareholders’ equity. Thus, after reducing the accounting value of its interest to zero, the Company recognized the provision for losses on investments, in the amount of R$29,615, resulting from contractual obligations assumed with the subsidiary and the other shareholders.
(2)	ncludes the amount of R$1, 961 of the acquisition of the jointly-controlled subsidiary UFV Brasilândia.

Changes in dividends receivable are as follows:

	Consolidated	Parent company
Balance at December 31, 2020	188,327	1,272,878
Investees’ dividends proposed	44,316	130,261
Amounts received	(970)	-
Withholding income tax received from subsidiary	-	(12,999)
Balance at March 31, 2021	231,673	1,390,140

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c)	Information This table gives the main information on the subsidiaries and affiliates, not adjusted for the percentage represented by the Company’s ownership interest:

Investee	Number of shares	Mar. 31, 2021			Dec. 31, 2020
		Cemig interest (%)	Share capital	Equity	Cemig interest (%)	Share capital	Equity (Restated)
Cemig Geração e Transmissão	2,896,785,358	100.00	4,000,000	5,530,798	100.00	4,000,000	5,842,171
Madeira Energia (Santo Antônio Plant)	12,034,025,147	15.51	10,619,786	1,749,198	15.51	10,619,786	2,259,093
Hidrelétrica Cachoeirão	35,000,000	49.00	35,000	110,939	49.00	35,000	108,602
Guanhães Energia	548,626,000	49.00	548,626	350,295	49.00	548,626	268,144
Hidrelétrica Pipoca	41,360,000	49.00	41,360	77,970	49.00	41,360	72,554
Baguari Energia (1)	26,157,300,278	69.39	186,573	221,004	69.39	186,573	229,189
Central Eólica Praias de Parajuru	70,560,000	100.00	85,835	112,954	100.00	70,560	107,204
Central Eólica Volta do Rio	117,230,000	100.00	274,867	173,416	100.00	117,230	171,453
Lightger	79,078,937	49.00	79,232	101,920	49.00	79,232	105,724
Aliança Norte (Belo Monte Plant)	41,923,360,811	49.00	1,209,043	1,177,268	49.00	1,209,043	1,188,963
Amazônia Energia (Belo Monte Plant) (1)	1,322,697,723	74.50	1,322,698	1,281,811	74.50	1,322,698	1,295,644
Aliança Geração	1,291,582,500	45.00	1,291,488	1,953,918	45.00	1,291,488	1,857,905
Retiro Baixo	225,350,000	49.90	225,350	331,397	49.90	225,350	324,810
Renova (1) (2)	41,719,724	36.23	2,960,776	(1,127,370)	36.23	2,960,776	(1,107,637)
Usina Hidrelétrica Itaocara S.A.	71,708,500	49.00	71,709	(60,999)	49.00	71,709	(60,438)
Cemig Baguari	356,000	100.00	406	101	100.00	356	55
Cemig Ger. Três Marias S.A.	1,291,423,369	100.00	1,291,423	1,484,540	100.00	1,291,423	1,452,217
Cemig Ger. Salto Grande S.A.	405,267,607	100.00	405,268	470,533	100.00	405,268	455,480
Cemig Ger. Itutinga S.A.	151,309,332	100.00	151,309	186,088	100.00	151,309	179,745
Cemig Geração Camargos S.A.	113,499,102	100.00	113,499	143,295	100.00	113,499	143,704
Cemig Geração Sul S.A.	148,146,505	100.00	148,147	181,642	100.00	148,147	174,006
Cemig Geração Leste S.A.	100,568,929	100.00	100,569	128,912	100.00	100,569	127,128
Cemig Geração Oeste S.A.	60,595,484	100.00	60,595	89,658	100.00	60,595	83,870
Rosal Energia S.A.	46,944,467	100.00	46,944	130,484	100.00	46,944	127,019
Sá Carvalho S.A.	361,200,000	100.00	36,833	111,063	100.00	36,833	115,486
Horizontes Energia S.A.	39,257,563	100.00	39,258	56,060	100.00	39,258	55,461
Cemig PCH S.A.	45,952,000	100.00	45,952	98,690	100.00	45,952	89,898
Cemig Geração Poço Fundo S.A.	1,402,000	100.00	1,602	3,946	100.00	1,402	3,801
Empresa de Serviços de Comercialização de Energia Elétrica S.A.	486,000	100.00	486	30,219	100.00	486	56,838
Cemig Trading S.A.	1,000,000	100.00	1,000	16,151	100.00	1,000	30,315
Cemig Distribuição	2,359,113,452	100.00	5,371,998	6,327,116	100.00	5,371,998	6,021,630
TAESA	1,033,496,721	21.68	3,042,035	6,598,211	21.68	3,042,034	6,025,904
Ativas Data Center	456,540,718	19.60	182,063	86,681	19.60	182,063	85,711
Gasmig	409,255,483	99.57	665,430	1,153,570	99.57	665,429	1,079,410
Cemig Sim	24,431,845	100.00	24,432	106,828	100.00	24,432	94,098
Companhia de Transmissão Centroeste de Minas	28,000,000	100.00	28,000	108,444	100.00	28,000	118,217
Axxiom Soluções Tecnológicas	65,165,000	49.00	65,165	7,577	49.00	65,165	9,054
UFV Janaúba Geração de Energia Elétrica Distribuída	18,509,900	49.00	18,510	19,997	49.00	18,510	21,362
UFV Corinto Geração de Energia Elétrica Distribuída	18,000,000	49.00	18,000	19,156	49.00	18,000	18,798
UFV Manga Geração de Energia Elétrica Distribuída	21,660,575	49.00	21,661	21,974	49.00	21,661	22,128
UFV Bonfinópolis Geração de Energia Elétrica Distribuída	13,197,187	49.00	13,197	12,729	49.00	13,197	12,514
UFV Lagoa Grande Geração de Energia Elétrica Distribuída	25,471,844	49.00	25,472	26,444	49.00	25,472	25,997
UFV Lontra Geração de Energia Elétrica Distribuída	29,010,219	49.00	29,010	27,688	49.00	29,010	27,334
UFV Mato Verde Geração de Energia Elétrica Distribuída	11,030,391	49.00	11,030	11,228	49.00	11,030	11,135
UFV Mirabela Geração de Energia Elétrica Distribuída	9,320,875	49.00	9,321	9,436	49.00	9,321	9,306
UFV Porteirinha I Geração de Energia Elétrica Distribuída	12,348,392	49.00	12,348	12,275	49.00	12,348	12,236
UFV Porteirinha II Geração de Energia Elétrica Distribuída	11,702,733	49.00	11,703	11,939	49.00	11,703	11,750
UFV Brasilândia Geração de Energia Elétrica Distribuída	25,629,900	49.00	25,879	26,655	-	-	-

(1)	Jointly-control under a Shareholders’ Agreement.
(2)	In view of Renova’s negative net equity, the Company reduced to zero the carrying amount of its equity interests in this investee, at December 31, 2018. Renova adjusted its equity interest in the joint-venture Brasil PCH and recognized adjustments in its financial statements related to shares in profits and losses arising from this investee from the year of 2018, which resulted in restatement of its financial statements of December, 31, 2019. On May 5, 2021 the Board of Directors of Renova ratified the amount of the increase in its share capital to R$3,295,178, divided into 100,142,466 shares, of which 50,854,986 are common shares and 49,287,480 are preferred shares. Since Cemig did not take part in the capital increase, its equity interest was reduced to 29.72% of the voting stock and 15.09% of the total stock.
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Madeira Energia S.A. (‘MESA’) and FIP Melbourne

MESA is the parent company of Santo Antônio Energia S.A (‘SAESA’), whose objects are operation and maintenance of the Santo Antônio Hydroelectric Plant and its transmission system, on the Madeira River, and all activities necessary for operation of the plant and its transmission system. Between the shareholders include Furnas, Odebrecht Energia, SAAG and the Company.

On March 31, 2020, MESA reported a loss of R$509,895 (R$432,278 on March 31, 2020) and negative net working capital of R$169,818 (R$204,792 on December 31, 2020). It should be noted that hydroelectric projects constituted using project finance structurally present negative net working capital in the first years of operation, because they are built using high levels of financial leverage. On the other hand, they have firm contracts for sales of energy supply over the long term as support and guarantee of payment of their debts. To balance the situation of negative working capital, in addition to its long-term sale contracts that ensure regularity in its operational cash flow, MESA count with the benefits of its debt reprofiling, that adjusted the flow of payments of the debt to its cash generation capacity, so that the investee does not depend on additional investment from the shareholders.

Arbitration proceedings

In 2014, Cemig GT and SAAG Investimentos S.A. (SAAG), a vehicle through which Cemig GT holds an indirect equity interest in MESA, opened arbitration proceedings, in the Market Arbitration Chamber, challenging the following: (a) the adjustment for impairment carried out by the Executive Board of MESA, in the amount of R$678 million, relating to certain credits owed to Mesa by CCSA, based on absence of quantification of the amounts supposedly owed, and absence of prior approval by the Board of Directors, as required by the bylaws and Shareholders’ Agreement of MESA; and also on the existence of credits owed to MESA by CCSA, for an amount greater than the claims; and (b) against the adjustment for impairment carried out by the Executive Board of MESA, in the amount of R$678 million, relating to certain credits owed to Mesa by CCSA, on the grounds that those credits are owed in their totality by express provision of contract.

The arbitration judgment recognized the right of Cemig GT and SAAG in full, and ordered the annulment of the acts being impugned. As a consequence of this decision, MESA reversed the impairment, and posted a provision for receivables in the amount of R$678 million in its financial statements as of December 31, 2017. On March 31, 2021, the investee confirmed its assets recoverability expectation and maintained the provision for receivables in the amount of R$678 million.

To resolve the question of the liability of the CCSA consortium to reimburse the costs of re-establishment of the collateral and use of the contractual limiting factor, the affiliated company opened arbitration proceedings with the International Chamber of Commerce (ICC) against CCSA, which are in progress. This process is confidential under the Arbitration Regulations of the ICC.

41

Cemig GT and SAAG Investimentos S.A. applied to the judiciary for provisional remedy prior to the arbitration proceeding, to suspend the effects of the capital increase approved by an Extraordinary General Meeting of Shareholders of Mesa held on August 28, 2018. This process is confidential under the Arbitration Regulations of the Market Arbitration Chamber.

Renova Energia S.A. (‘Renova’) – In-court supervised reorganization

For 1Q21, Renova reported: a loss of R$30,023 in the quarter (R$53,166 in 1Q20); accumulated losses to March 31, 2021 of R$ 4,024,210 (R$3,994,187 to December 31, 2020); and negative equity of R$1,127,370 (R$1,107,637 at December 31, 2020). On the other hand on March 31, 2021, Renova had positive working capital of R$556,109 (R$272,539 at December, 31, 2020), reflecting the effects of the Judicial Recovery Plan, which enabled signature of agreements to resolve the situation of the group’s liabilities, with renegotiation of interest rates and lengthening of periods for settlement of debt.

In view of the investee’s negative net equity, the Cemig GT reduced the carrying amount of its equity interests in Renova, at December 31, 2018, to zero. No further losses have been recognized, considering the non-existence of any legal or constructive obligations to the investee.

Additionally, the Cemig GT recognized, since June, 30 2019, an impairment of the receivable with jointly-controlled entity, in the amount of R$688 million.

Renova for in-court supervised reorganization

On October 16, 2019, was granted court-supervised reorganization petition applied by Renova, and by the other companies of the group (‘the Renova Group’).

On October 25, 2019, Cemig GT made an Advance for Future Capital Increase to Renova, of R$5,000 and subsenquently was agreeded between the Company and Renova a Debtor in Possession (DIP) loan agreements in the total amount of R$36.5 million. The funds of these loans, made under specific rules of court-supervised reorganization proceedings, were necessary to support the expenses of maintaining the activities of Renova, and were authorized by the second State of São Paulo Bankruptcy and Court-supervised Reorganization Court. They are guaranteed by a fiduciary assignment of shares in a company owning assets of a wind power project owned by Renova, and they also have priority of receipt in the court-supervised reorganization process.

On May 2, 2020, the State of São Paulo Bankruptcy and Court-supervised Reorganization Court issued a decision ordering that the DIP loan, in the total amount of R$36.5 million, with asset guarantee, already constituted and registered, would be subscribed as a capital increase in Renova. Company has filed a Motion for Clarification and in a virtual and permanent session of the 2nd Chamber of Business Law of the São Paulo Court of Justice, decided to uphold the appeal. Thus, the clauses of the court-supervised plan that deal with the loan contracts signed by the Company are maintained, for a while.

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On September 21, 2020, Renova approved the proposal made by the Company for suspension of the obligations in the PPA signed between them, as amended from time to time, for incentive-bearing wind power which were linked to phase A of the Alto Sertão III Wind Complex. The suspension will remain in effect until the beginning of the commercial operation of the facilities aimed at the Free Market, planned for December 2022, and is duly aligned with the strategic planning set out for compliance with the Renova reorganization plan.

On October 8, 2020, the Board of Renova approved acceptance of the binding proposal presented by Prisma Capital Ltda. for acquisition of the rights and assets related to Phase B of the Alto Sertão III Wind Complex, under first proposer (‘Stalking Horse’) conditions, with right of preference in the acquisition, subject to the usual conditions precedent, including approval by a General Meeting of Creditors, which occurred on December 18, 2020. The proceeds obtained will be specifically directed to compliance with its obligations under the Court-Supervised Reorganization Plan and restart of the works on Phase A of the Alto Sertão III Wind Complex.

On December 18, 2020, the General Meeting of Creditors approved the court-supervised reorganization plans submitted to the court by Renova. The economic and financial reasonableness of the two plans was presented at the creditors’ meeting, as follows:

(i)	raising of a bridge loan for completion of the Alto Sertão III wind complex – this was signed on December 17, 2020, in the amount of R$350 million, in the Debtor in Possession (DIP) financing form, by the subsidiary Chipley SP Participações S.A., with co-obligations by Renova Energia S.A. And Renova Participações S.A., to be allocated specifically to resumption of the works on Phase A of the Alto Sertão III Wind Complex;
(ii)	sale of assets, principally the shareholding in Brasil PCH, and some wind power ongoing projects;
(iii)	renegotiation of the period for settlement of liabilities, with alteration only of maturities, and not amounts; and
(iv)	conclusion of the works on the Alto Sertão III Wind Complex.

In this sense, the plans describe the means of recovery in detail, give details of the DIP bridge loan, identify the Isolated Production Units (UPIs) and specify the procedure for resources disposal and allocation.

The effects of the approval of the court-supervised reorganization plan on Renova’s financial statements at December 2020 were as follow:

(i)	the investments in Brazil PCH, Espra, Phase B and Mina de Ouro were presented as held for sale, in current assets;
(ii)	liabilities were updated from the date of application for court-supervised reorganization until December 31, 2020 at 100% of the CDI rate;
(iii)	the liabilities to controlling shareholders were updated from the date of approval of the application for court-supervised reorganization, at 100% of the CDI rate; and
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(iv)	the interest provisioned for the period between approval of the application and approval of the plan were reversed.

On February 11, 2021, PSS Principal Fundo de Investimento em Participações Multiestratégia, managed by Prisma Capital Ltda., won the competitive tender for sale of the Phase B UPI specified in the Renova Group’s court-supervised reorganization Plan, with the proposal of R$58,386, 16.77% higher than the minimum value specified in the Plan. Renova and the PSS Principal Fund was signed the final instruments for acquisition, on March 2, 2021, the contract for sale of shares of the Phase B UPI on the terms specified in the Tender of that UPI and in the Renova Group’s court-supervised reorganization Plan, subject to implementation of the suspensive conditions that are usual in the market.

On March 5, 2021, in the context of the court-supervised reorganization, Renova received R$362,465 from the Debtor in Possession financing contracted by its subsidiary Chipley SP Participações S.A. – in court-supervised reorganization with co-obligations by Renova and Renova Participações S.A. – in court-supervised reorganization, through a Bank Credit Note structured by Quadra Gestão de Recursos S.A. (‘Quadra Capital’) and issued in favor of QI Sociedade de Crédito Ltda., as specified and authorized in the court-supervised reorganization proceedings of the Renova Group, currently under the 2nd Court for Bankruptcies and Court-Supervised Reorganization of the Legal District of São Paulo State. The funds obtained will enable resumption of the works for conclusion of construction and start of commercial operation of Phase A of Alto Sertão III.

On April 6, 2021, Renova completed the sale of 100% of the indirect subsidiary Azalea Participações S.A., holder of the assets and rights of Phase B of the Alto Sertão III Wind Complex, to Ventos Altos Energias Renováveis Ltda, and transferred the shares to that company on that date.

Additionally, on May 6, 2021 the Board of Directors of Renova approved partial ratification of the increase of R$334,398 in the share capital, corresponding to the amount of the credits to be capitalized under the terms of the Judicial Recovery Plan. The Company is not part of the group of creditors that requested conversion of their credits into equity, and also will not subscribe any part of the capital increase. As a result, the equity interest held by the Company in Renova was reduced from 29.72% to 15.09% of the total capital, considering that no other shareholder subscribes the capital increase. There was no effect on the present jointly control of Renova.

Considering the non-existence of any legal or constructive obligations to the investee, the Company has concluded that the granted of in-court supervised reorganization filed by Renova and approved by the court does not have any additional impact in its interim financial information.

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Amazônia Energia S.A. and Aliança Norte Energia S.A.

Amazônia Energia and Aliança Norte are shareholders of Norte Energia S.A. (‘NESA’), which holds the concession to operate the Belo Monte Hydroelectric Plant. Through the jointly-controlled entities referred to above, Cemig GT owns an indirect equity interest in NESA of 11.69%.

On March 31, 2021 NESA had negative net working capital of R$174,300 (R$160,351 on December 31, 2020) and will spend further amounts on projects specified in its concession contract, even after conclusion of the construction and full operation of the Belo Monte Hydroelectric Plant. According to the estimates and projections, the situation of negative net working capital, and the future demands for investments in the hydroelectric plant, will be supported by revenues from future operations and/or raising of bank loans.

NESA joined the BNDES Program to Support Maintenance of Productive Capacity, Employment and Income, in the context of the Covid-19 pandemic crisis, obtaining suspension of the FINEM Direct Installment payment from June to November 2020, and the FINEM Indirect Installment payment from July to December 2020, and in consequence, it cannot distribute dividends greater than 25% in 2020. The investee’s adherence to this program contributed significantly to reduction of its negative net working capital on December 31, 2020.

On September 21, 2015, NESA was awarded a preliminary injunction ordering the grantor to abstain, until hearing of the application for an injunction made in the original case, from applying to Appellant any penalties or sanctions in relation to the Belo Monte Hydroelectric Plant not starting operations on the date established in the original timetable for the project, including those specified in an the grantor (Aneel) Normative Resolution 595/2013 and in the Concession Contract for the Belo Monte Hydroelectric Plant’. The legal advisers of NESA have classified the probability of loss as ‘possible’ and estimated the potential loss on March 31, 2021 to R$2,603,000 (R$2,407,000 on December 31, 2020).

d)   Risks related to compliance with law and regulations

Jointly controlled investees:

Norte Energia S.A. (‘NESA’) - through Amazônia Energia and Aliança Norte

Investigations and other legal measures are in progress since 2015, conducted by the Federal Public Attorneys’ Office, which involve other shareholders of NESA and certain executives of those other shareholders. In this context, the Federal Public Attorneys have started investigations on irregularities involving contractors and suppliers of NESA and of its other shareholders, which are still in progress. At present, it is not possible to determine the outcome of these investigations, and their possible consequences. These might at some time in the future affect the investee. In addition, based on the results of the independent internal investigation conducted by NESA and its other shareholders, an infrastructure write-down of the R$183,000 was already recorded at NESA, and reflected in the Cemig GT consolidated financial statements through the equity pick effect in 2015.

45

On March 9, 2018 ‘Operação Fortuna’ started, as a 49th phase of ‘Operation Lava Jato’ (‘Operation Carwash’). According to what has been disclosed by the media this operation investigates payment of bribes by the construction consortium of the Belo Monte power plant, comprising the companies Camargo Corrêa, Andrade Gutierrez, Odebrecht, OAS and J. Malucelli. Management of NESA believes that so far there are no new facts that have been disclosed by the 49th phase of ‘Operation Carwash’ that require additional procedures and internal investigation in addition to those already carried out.

The Company’s management, based on its knowledge of the matters described above and on the independent procedure carried out, believes that the conclusions presented in the report of the independent investigation are adequate and appropriate; as a result no adjustment has been made in the interim financial information. The effects of any future alterations in the existing scenario will be reflected appropriately in the Company’s interim financial information.

Madeira Energia S.A. (‘MESA’)

Investigation and other legal measures are in progress, conducted by the Federal Public Attorneys’ Office, which involve other indirect shareholders of MESA and certain executives of those other indirect shareholders. In this context, the Federal Public Attorneys have started investigations searching for irregularities involving contractors and suppliers of MESA and of its other shareholders. In response to allegations of possible illegal activities, the investee and its other shareholders started an independent internal investigation.

The independent internal investigation, concluded in February 2019, in the absence of any future developments such as any leniency agreements by third parties that may come to be signed or collaboration undertakings that may be signed by third parties with the Brazilian authorities, found no objective evidence enabling it to be affirmed that there were any supposed undue payments by MESA (SAESA) that should be considered for possible accounting write-off, pass-through or increase of costs to compensate undue advantages and/or linking of MESA with the acts of its suppliers, in the terms of the witness accusations and/or cooperation statements that have been made public.

The Company’s management, based on its knowledge of the matters described above and on the independent procedures carried out, believes that the conclusions presented in the report of the independent investigation are adequate and appropriate; as a result no adjustment has been made in the interim financial information. The effects of any future changes in the existing scenario will be reflected appropriately in the Company’s interim financial information.

Renova Energia S.A. (‘Renova’)

Since 2017 Renova is part of a formal investigation by the Civil Police of Minas Gerais State and other public authorities related to certain capital injections made by some of its controlling shareholders, including the Company and it’s subsidiaries Cemig GT, and capital injections made by Renova in certain projects under development in previous years.

46

On April 11, 2019, within the ‘Operação Descarte’ scope, the Brazilian Federal Police commenced the ‘Operation E o Vento Levou’ as part of the ‘Lava Jato’ Investigation, and executed a search and seizure warrant issued by a Federal Court of São Paulo at Renova’s head office in São Paulo, based on allegations and indications of misappropriation of funds harmful to the interests of Cemig. Based on the allegations being investigated, these events are alleged to have taken place before 2015. On July 25, 2019, the second phase of the operation occurred.

The ‘Operation E o Vento Levou’ and the police investigation of the Minas Gerais State Civil Police have not yet been concluded. Thus, there is a possibility that material information may be revealed in the future. If a criminal action is filed against agents who could have damaged Renova, Renova intends to act as auxiliary to the prosecution in any criminal proceedings, and subsequently sue for civil reparation of the damages suffered.

Due to these third party investigations, the governance bodies of Renova have requested opening of an internal investigation, conducted by an independent company with the support of an external law firm, the scope of which comprises assessment of the existence of irregularities, including noncompliance with: the Brazilian legislation related to acts of corruption and money laundering; Renova’s Code of Ethics; and its integrity policies. Additionally, a Monitoring Committee was established in Renova which, jointly with the Audit Committee, accompanied this investigation. The internal investigation was concluded on February 20, 2020, and no concrete evidences of acts of corruption or diversion of funds to political campaigns were identified.

However, the independent investigators identified irregularities in the conducting of business and agreement of contracts by Renova, including: (i) payments without evidence of the consideration of services, in the total amount of approximately R$ 40 million; (ii) payments not in accordance with the company’s internal policies and best governance practices, in the total amount of approximately R$137 million; and (iii) deficiencies in the internal controls of the investee.

As a result of the analysis of the above mentioned values, Renova concluded that R$35 million relates to effective assets and therefore no impairment is necessary. The remaining amount of R$142 million was already impaired in previous years, producing no impact on the interim financial information for the period ended March 31, 2021 and the financial statements for the year ended December 31, 2020.

In response to the irregularities found, and based on the recommendations of the monitoring Committee and legal advisers, the Board of Directors of Renova decided to take all the steps necessary to preserve the rights of the investee, continue with the measures to obtain reimbursement of the losses caused, and strengthen the company’s internal controls.

Since the investment at Renova is fully impaired at March 31, 2021, and since no contractual or constructive obligations in relation to the investee have been assumed by the Company and its subsidiaries, it is not expected that any effects resulting from the in-court supervised reorganization process, or the investigations, or the operational activities of this investee can significantly impact the Company’s interim financial information even if eventually not yet recorded by Renova.

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Other investigations

In addition to the cases above, there are investigations being conducted by the Public Attorneys’ Office of the State of Minas Gerais (‘MPMG’) and by the Civil Police of the State of Minas Gerais (‘PCMG’), which aim to investigate possible irregularities in the investments made by Cemig GT at Guanhães Energia and also at MESA. Additionally, on April 11, 2019 agents of the Brazilian Federal Police were in the Company’s head office in Belo Horizonte to execute a search and seizure warrant issued by a São Paulo Federal Court in connection with the operation entitled “E o Vento Levou”, as described above.

These proceedings are being investigated through the analysis of documents demanded by the respective authorities, and by hearing of witnesses.

Internal procedures for risks related to compliance with law and regulations

Taking into account the investigations that are being conducted by public authorities at the Company and at certain investees, as described above, the governance bodies of the Company have authorized contracting a specialized company to analyze the internal procedures related to these investments, as well as the factors that led the Company to be assessed by federal tax authority for not paying withholding income tax in the acquisition of Light’s interest from Enlighted (see Note 24). This independent investigation was subject to oversight of an independent investigation committee whose creation was approved by our Board of Directors.

The Company’s internal investigation was completed and the corresponding report was issued on May 8, 2020. Considering the results of the internal investigations, no objective evidence was identified to affirm that there were illegal acts on the investments made by Company that were subject to the investigation, therefore, there was no impact in the Company consolidated the interim financial information, nether for the period ended in March 31, 2021 nor in it’s prior financial statements.

In the second semester of 2019, Company signed tooling agreements with the Securities and Exchange Commission (SEC) and US Department of Justice (DOJ), which was extended in February, 2021 for an additional period of six months. Cemig has complied with the requests and intends to continue contributing to the SEC and the DOJ.

Due to the completion of the investigations for which the Special Investigating Committee was constituted, from the delivery of the final report by the specialized company, the governance bodies of the Company decided to extinguish that Committee. If there are any future needs resulting from developments in this matter, the Committee can be reinstated.

In 2020 the Company began internal procedures for investigation of allegations received by the Minas Gerais State Public Attorneys’ Office, through Official Letters, the content of which basically refers to alleged irregularities in public bidding purchasing processes. The investigation is being conducted by a new Special Investigation Committee (Comitê Especial de Investigação – CEI), with support from specialized advisers.

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The Company will evaluate any changes in the future scenario and eventual impacts that could affect the interim financial information, when applicable. The Company will collaborate with the national and international relevant authorities and their analysis related to the investigations in progress.

16.	PROPERTY, PLANT AND EQUIPMENT
Consolidated	Mar. 31, 2021			Dec. 31, 2020
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	246,857	(23,567)	223,290	246,857	(22,624)	224,233
Reservoirs, dams and watercourses	3,301,345	(2,299,949)	1,001,396	3,299,589	(2,279,878)	1,019,711
Buildings, works and improvements	1,100,469	(840,391)	260,078	1,100,469	(835,848)	264,621
Machinery and equipment	2,656,339	(1,947,602)	708,737	2,646,844	(1,929,584)	717,260
Vehicles	20,602	(18,875)	1,727	20,602	(18,756)	1,846
Furniture and utensils	13,791	(11,044)	2,747	13,813	(10,991)	2,822
	7,339,403	(5,141,428)	2,197,975	7,328,174	(5,097,681)	2,230,493

In progress	193,105	-	193,105	176,650	-	176,650
Net property, plant and equipment	7,532,508	(5,141,428)	2,391,080	7,504,824	(5,097,681)	2,407,143

Parent company	Mar. 31, 2021			Dec. 31, 2020
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	82	-	82	82	-	82
Buildings, works and improvements	55	(23)	32	55	(22)	33
Machinery and equipment	5,220	(4,730)	490	5,220	(4,645)	575
Furniture and utensils	748	(708)	40	748	(706)	42
	6,105	(5,461)	644	6,105	(5,373)	732

In progress	460	-	460	460	-	460
Net property, plant and equipment	6,565	(5,461)	1,104	6,565	(5,373)	1,192

Changes in PP&E are as follows:

Consolidated	Dec. 31, 2020	Additions	Disposals	Depreciation	Transfers / capitalizations	Mar. 31, 2021
In service
Land (1)	224,233	-	-	(943)	-	223,290
Reservoirs, dams and watercourses	1,019,711	-	-	(20,129)	1,814	1,001,396
Buildings, works and improvements	264,621	-	-	(4,543)	-	260,078
Machinery and equipment	717,260	-	(1,514)	(16,531)	9,522	708,737
Vehicles	1,846	-	-	(119)	-	1,727
Furniture and utensils	2,822	-	-	(75)	-	2,747
	2,230,493	-	(1,514)	(42,340)	11,336	2,197,975
In progress	176,650	27,791	-	-	(11,336)	193,105
Net property, plant and equipment	2,407,143	27,791	(1,514)	(42,340)	-	2,391,080

(1)	Certain land sites linked to concession contracts and without provision for reimbursement are amortized in accordance with the period of the concession.

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Parent company	Dec. 31, 2020	Depreciation	Mar. 31, 2021
In service
Land	82	-	82
Buildings, works and improvements	33	(1)	32
Machinery and equipment	575	(85)	490
Furniture and utensils	42	(2)	40
	732	(88)	644
In progress	460	-	460
Net property, plant and equipment	1,192	(88)	1,104

The average annual depreciation rate for the period is 3.35%:

Hydroelectric Generation	Wind Power Generation	Administration
3.18%	4.94%	6.57%

The Company and its subsidiaries have not identified any evidence of impairment of its Property, plant and equipment assets. The generation concession contracts provide that at the end of each concession the grantor must determine the amount to be reimbursed to the Company – with the exception of the concession contracts related to Lot D of Auction 12/2015. Management believes that the indemnity of these assets will be greater than the amount of their historic cost, after depreciation over their useful lives.

The residual value of the assets is the residual balance of the assets at the end of the concession contract which will be transferred to the grantor at the end of the concession contract and for which Cemig is entitled to receive in cash. For contracts under which Cemig does not have a right to receive such amounts or there is uncertainty related to collection of the amounts, such as in the case of thermal generation and hydroelectric generation as an independent power producer, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession term.

Consortium

The Company is a partner in an energy generation consortium for the Queimado plant, for which no separate company with independent legal existence was formed to manage the object of the concession. The Company’s portion in the consortium is recorded and controlled individually in the respective categories of PP&E and Intangible assets.

	Stake in power output (%)	Average annual depreciation rate (%)	Mar. 31, 2021	Dec. 31, 2020
In service
Queimado Power Plant	82.50	3.94	218,448	218,111
Accumulated depreciation			(119,899)	(117,271)
Total			98,549	100,840

In progress
Queimado Power Plant	82.50	-	1,523	1,580
Total			1,523	1,580

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17.	INTANGIBLE ASSETS

Consolidated	Mar. 31, 2021			Dec. 31, 2020
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	14,692	(4,233)	10,459	13,217	(4,045)	9,172
Onerous concession	19,169	(13,458)	5,711	19,169	(13,288)	5,881
Assets of concession (1)	20,900,404	(9,261,844)	11,638,560	20,781,598	(9,107,068)	11,674,530
Others	78,030	(71,266)	6,764	78,015	(70,286)	7,729
	21,012,295	(9,350,801)	11,661,494	20,891,999	(9,194,687)	11,697,312
In progress	120,779	-	120,779	112,616	-	112,616
Net intangible assets	21,133,074	(9,350,801)	11,782,273	21,004,615	(9,194,687)	11,809,928

(1)	The rights of authorization to generate wind energy granted to Parajuru and Volta do Rio, valued at R$124,993 (R$127,841 on December 31, 2020), and of the gas distribution concession, granted to Gasmig, valued at R$407,688 (R$411,503 on December 31, 2020), are included in the interim financial information of the subsidiary Cemig GT and of the Company, respectively, and in accordance with Technical Interpretation ICPC 09, the investments and are classified in the consolidated balance sheet under Intangibles. These concession assets are amortized by the straight-line method, during the period of the concession.

Parent company	Mar. 31, 2021			Dec. 31, 2020
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Software use rights	13,564	(11,312)	2,252	13,564	(10,968)	2,596
Brands and patents	8	(8)	-	8	(8)	-
Others	9	(9)	-	9	(9)	-
	13,581	(11,329)	2,252	13,581	(10,985)	2,596
In progress	89	-	89	59	-	59
Net intangible assets	13,670	(11,329)	2,341	13,640	(10,985)	2,655

Changes in intangible assets are as follow:

Consolidated	Dec. 31, 2020	Additions	Disposals	Amortization	Transfers (1)	Mar. 31, 2021
In service
Useful life defined
Temporary easements	9,172	-	-	(188)	1,475	10,459
Onerous concession	5,881	-	-	(170)	-	5,711
Assets of concession	11,674,530	-	(8,251)	(183,533)	155,814	11,638,560
Others	7,729	-	-	(980)	15	6,764
	11,697,312	-	(8,251)	(184,871)	157,304	11,661,494
In progress	112,616	9,076	-	-	(913)	120,779
Net intangible assets	11,809,928	9,076	(8,251)	(184,871)	156,391	11,782,273

(1)	The transfers were made between Intangible assets, concession contract assets and property, plant and equipment as follows: (1) R$156,391 from concession contract assets to intangible assets; (2) R$13,824 from concession contract assets to concession financial assets.

Parent company	Dec. 31, 2020	Additions	Amortization	Mar. 31, 2021
In service
Useful life defined
Softwares use rights	2,596	-	(344)	2,252
Others	-	-	-	-
	2,596	-	(344)	2,252
In progress	59	30	-	89
Net intangible assets	2,655	30	(344)	2,341

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Concession assets

The energy and gas distribution infrastructure assets already in service and that will be fully amortized during the concession term are recorded as intangible assets. Assets linked to the infrastructure of the concession that are still under construction are posted initially as contract assets, as detailed in Note 14.

The intangible asset easements, onerous concessions, assets of concession, and others, are amortized by the straight-line method taking into account the consumption pattern of these rights. The additions recorded in the quarter ended of on March 31, 2021 did not include any capitalized financial charges (compared to R$1,107 on December 31, 2020).

The main amortization rates, which take into account the useful life that management expects for the asset, and reflect the expected pattern of their consumption.

The annual average amortization rate is 4.10%:

Hydroelectric Generation	Wind Power Generation	Gas	Distribution	Administration
9.54%	8.88%	3.89%	3.84%	15.87%

Under the regulations of the energy segment, property, plant and equipment used in the distribution concession are linked to these services, and cannot be withdrawn, disposed of, assigned or provided in guarantee without the prior express authorization of the Grantor. The rights of authorization of gas distribution granted to Gasmig, in the amount of R$407,688 (R$411,503 on December 31, 2020), are classified as intangible assets in the Company’s consolidated balance sheet and are recognized as investments in its individual balance sheet, as Note 15, in accordance with Technical Interpretation ICPC 09. These rights of authorization of wind power generation and gas distribution are amortized by the straight-line method, during the period of the concession.

On December, 31, 2020, upon conclusion of the refurbishment of the 19 aero generators of the subsidiary Volta do Rio and full resumption of its generation capacity, the Company tested its operation assets for impairment, and it was found that economic and financial equilibrium, and the liquidity, of the subsidiary will be re-established. As a result, the Company reversed part of the loss that had been recognized, resulting in a net reversal of R$13,825 on December, 31, 2020, which is posted in the statement of income as other expenses.

The Value in Use of the assets was calculated based on the projection of future expected cash flows for the operation of the assets of the subsidiary, brought to present value by the weighted average cost of capital (WACC) defined for the company’s wind generation activity, using the Firm Cash Flow (FCFF) methodology.

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Renegotiation of hydrological risk – the Generation Scaling Factor (GSF)

On September 9, 2020, the Law 14,052 was issued, changing the Law 13,203/2015 and establishing new conditions for renegotiation of hydrological risk in relation to the portion of costs incurred due to the GSF, borne by the holders of hydroelectric plants participating in the Energy Reallocation Mechanism (MRE) between 2012 and 2017.

The aim of this new law is to compensate the holders of hydroelectric plants participating in the MRE for non-hydrological risks caused by:

(i)	generation ventures classified as structural, related to bringing forward of physical guarantee of the plants;
(ii)	the restrictions on start of operation of the transmission facilities necessary for outflow of the generation output of structural projects; and
(iii)	generation outside the merit order system, and importation.

This compensation will take the form of extension of the grant of concession or authorization to operate, limited to 7 years, calculated on the basis of the parameters applied by Aneel.

On December 1, 2020, Aneel issued its Normative Resolution 895, which established the methodology for calculation of the compensation, and the procedures for renegotiation of hydrological risk. To be eligible for the compensations under Law 14,052, the holders of hydroelectric plants participating in the MRE are required to:

(i)	cease any legal actions which claimed exemption from or mitigation of hydrological risks related to the MRE;
(ii)	relinquishing any claims and/or further legal actions in relation to exemptions from or mitigation of hydrological risks related to the MRE; and
(iii)	not to have renegotiated hydrological risk under Law 13,203/2015.

On March 2, 2021 the CCEE sent to Aneel the calculations for the concessions extensions in the Free Market (ACL) that have opted to accept the conditions proposed by Aneel Normative Resolution 895/2020 and Law 14,052/2020. The Company’s management is awaiting ratification and publication by Aneel of its extensions of the concessions grants, for subsequent submission to the Company’s governance bodies for approval. Thus, no impact arising from this subject has been recorded in the interim financial information at March 31, 2021.

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Based on the data supplied by CCEE to Aneel, the Company’s plants will have the right to the following periods of extension:

Power Plant	Physical Guarantee (average MW)	Concession extension (months)
Emborcação	500	23
Nova Ponte	270	25
Sá Carvalho	56	22
Rosal	29	46
Others (1)	399	-

(1)	Includes 11 power plants, of which 7 are owned by Cemig GT, 1 is owned by Cemig PCH and 3 are owned by Horizontes. The average concession extension in months varies between 1 and 84 months.

The accounting effect arising from renegotiation of hydrological risk comprises the recognition of an intangible asset, related to the right of grant arising from the compensation for costs incurred in prior years, based on fair value, with counterpart in energy cost compensation in statement of income. These effects will be recognized after approval by the Company’s governance bodies of the proposal for renegotiation of hydrological risk. This is expected to take place at the end of 2021.

With the approval of Law 14,120/2021, the right to reimbursement for the generation plants of Lot D was recognized, enabling the CCEE to make a new calculation, including these plants, indicating the right to their concession extension by the allowed maximum (seven years). Official confirmation of these amounts is pending regulations to be issued by Aneel.

18.	LEASING TRANSACTIONS

The Company and it’s subisiaries recognized a right of use and a lease liability for the following contracts which contain a lease in accordance with CPC 06 (R2) / IFRS 16:

§	Leasing of commercial real estate used for serving customers;
§	Leasing of buildings used as administrative headquarters;
§	Leasing of commercial vehicles used in operations.

The Company and its subsidiaries have elected to use the exemptions specified in the rule for short-term leasing operations (leasing transactions with a period of 12 months or less) without the option to purchase, and for low-value items. Thus, these leasing agreements are recognized as an expense in the income statement on the straight-line basis, over the period of the leasing. Their effects on net income from January to March 2021 were immaterial.

The discount rates were obtained by reference to the Company’s incremental borrowing rate, based on the debts contracted by the Company and through quotations with potential financial institutions and reflect the Company’s credit risk and the market conditions at the lease agreement date, as follows:

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Marginal rates	Annual rate (%)	Monthly rate (%)
Initial application
Up to two years	7.96	0.64
Three to five years	10.64	0.85
Six to twenty years	13.17	1.04

Contracts entered – 2019 at 2021
Up to three years	6.87	0.56
Three to four years	7.33	0.59
Four to twenty years	8.08	0.65

a)	Right of use

The right of use asset was valued at cost, comprising the amount of the initial measurement of the leasing liabilities, and amortized on the straight-line basis up to the end of the period of leasing or of the useful life of the asset identified, as the case may be.

Changes in the right of use asset are as follows:

Consolidated	Real estate property	Vehicles	Other	Total
Balances on December 31, 2020	185,498	26,576	-	212,074
Settled	(1,189)	-	-	(1,189)
Amortization (1)	(2,176)	(9,184)	-	(11,360)
Addition	1,488	-	-	1,488
Remeasurement (2)	168	1,528	-	1,696
Balances on March 31, 2021	183,789	18,920	-	202,709

(1)	Amortization of the Right of Use recognized in the Income Statement is net of use of the credits of PIS/Pasep and Cofins taxes on payments of rentals, a total R$140 on March 31, 2021 (R$1,929 on December 31, 2020).
(2)	The Company and its subsidiaries have identified events giving rise to revaluation and modifications of their principal contracts. The leasing liabilities are restated with adjustment to the asset of Right of Use.

Parent company	Real estate property
Balances on December 31, 2020	2,058
Amortization (1)	(21)
Balances on March 31, 2021	2,037

(1)	Amortization of the Right of Use recognized in the Income Statement is net of use of the credits of PIS/Pasep and Cofins taxes on payments of rentals, a total R$2 on March 31, 2021 (R$123 on December 31, 2020).

b)	Leasing liabilities

The liability for leasing agreements is measured at the present value of lease payments to be made over the lease term, discounted at the Company’s incremental borrowing rate. The liability carring amount is remeasured to reflect leases modifications.

55

The changes in the lease liabilities are as follows:

	Consolidated	Parent company
Balances on December 31, 2020	226,503	2,114
Addition	1,488	-
Settled	(1,350)	-
Interest incurred (1)	6,760	68
Leasing paid	(16,813)	(70)
Interest in leasing contracts	(295)	(1)
Remeasurement (2)	1,696	-
Balances on March 31, 2021	217,989	2,111

Current liabilities	44,599	243
Non-current liabilities	173,390	1,868

(1)	Financial revenues recognized in the Income Statement are net of incorporation of the credits for PIS/Pasep and Cofins taxes on payments of rentals, in the amounts of R$428 and R$5 on March 31, 2021 (R$1,833 and R$25 on December 31, 2020), for the consolidated and individual interim financial information, respectively.
(2)	The Company and its subsidiaries identified events that give rise to restatement and modifications of their principal contracts; the leasing liability was remeasured with an adjustment to the asset of Right of Use.

The potential right to recovery of PIS/Pasep and Cofins taxes embedded in the leasing consideration, according to the periods specified for payment, is as follows:

Cash flow	Consolidated		Parent company
	Nominal	Adjusted to present value	Nominal	Adjusted to present value
Consideration for the leasing	630,283	217,989	7,082	2,111
Potential PIS/Pasep and Cofins (9.25%)	54,425	17,241	655	203

The Company, in measuring and remeasuring of its lease liability for leasing and for right of use, used the technique of discounted cash flow, without considering projected future inflation in the flows to be discounted, as per the prohibition imposed by CPC 06 (R2). This prohibition could generate material distortions in the information to be provided, given the present reality of long term interest rates in the Brazilian economic environment. The Company has evaluated these effects, and concluded that they are immaterial for its interim financial information.

The cash flows of the leasing contracts are, in their majority, updated by the IPCA inflation index, annually. Below is an analysis of maturity of lease contracts:

	Consolidated (nominal)	Parent company (nominal)
2021	40,809	215
2022	27,481	286
2023	26,386	286
2024	26,348	286
2025	26,293	286
2026 at 2045	482,966	5,723
Undiscounted values	630,283	7,082
Embedded interest	(412,294)	(4,971)
Lease liabilities	217,989	2,111

56

19.        SUPPLIERS

	Consolidated
	Mar. 31, 2021	Dec. 31, 2020
Energy on spot market – CCEE	98,894	490,285
Charges for use of energy network	194,206	192,287
Energy purchased for resale	770,974	807,708
Itaipu Binacional	329,952	325,277
Gas purchased for resale	169,772	126,850
Materials and services	392,976	415,913
	1,956,774	2,358,320

20.	TAXES PAYABLE AND AMOUNTS TO BE REFUNDED TO CUSTOMERS

	Consolidated		Parent company
	Mar. 31, 2021	Dec. 31, 2020	Mar. 31, 2021	Dec. 31, 2020
Current
ICMS	205,395	112,068	-	-
Cofins (2)	162,917	183,995	6,684	37,853
PIS/Pasep (2)	35,537	41,116	1,443	9,266
INSS	27,217	28,715	1,464	1,585
Others (1)	41,739	139,845	341	40,064
	472,805	505,739	9,932	88,768
Non-current
Cofins (3)	214,828	215,878	-	-
PIS/Pasep (3)	46,637	46,867	-	-
	261,465	262,745	-	-
	734,270	768,484	9,932	88,768
Amounts to be refunded to customers
Current
PIS/Pasep and Cofins	836,107	448,019	-	-
Non-current
PIS/Pasep and Cofins	3,023,426	3,569,837	-	-
	3,859,533	4,017,856	-	-
(1)	This includes the withholding income tax on Interest on equity. This payment, and the deduction, were made in the first month of 2020, in accordance with the tax legislation.
(2)	Includes Cofins and PIS/Pasep recognized in current liability includes the deferred taxes related to the interest revenue arising from the financing component in contract asset and to the revenue of construction and upgrade associated with the transmission concession contract, whose consideration will be received in at least twelve months after the reporting period. For more information, see Note 14.
(3)	The deferral of PIS/Pasep and Cofins taxes related to the interest revenue arising from the financing component in contract asset and to the revenue of construction and upgrade associated with the transmission concession contract, whose consideration will be received in at least twelve months after the reporting period. For more information, see Note 2.3 and 14.

The amounts of PIS/Pasep and Cofins taxes to be refunded to customers refer to the credits to be received by the Company following the inclusion of the ICMS value added tax within the taxable amount for calculation of those taxes. According Note 9 (a), the Company recognized, in 2019, its right to offsetting of amounts unduly paid for the 10 years prior to the action being filed, with monetary updating by the Selic rate, due to the final judgment – against which there is no appeal – on the Ordinary Action, in favor of the Company.

The Cemig D has a liability corresponding to the credits to be refunded to its customers, which comprises the period of the 10 years, from June 2009 to May 2019, net of PIS/Pasep and Cofins taxes over monetary updating.

The definitive criteria for the refunding of PIS/Pasep and Cofins taxes to customers are pending, awaiting conclusion of discussions with Aneel and the mechanisms and criteria for reimbursement, when actual offsetting of the tax credits takes place.

57

On August 18, 2020, Aneel ratified the inclusion into the tariff readjustment for 2020 of a negative financial component of R$714,339, in effect from August 19, 2020 to May 27, 2021 – this corresponds to the release of the escrow funds deposited in court following final judgment in the Company’s favor against which there is no further appeal.

21.        LOANS, FINANCING AND DEBENTURES

Financing source	Principal maturity	Annual financial cost %	Currency	Consolidated
				Mar. 31, 2021			Dec. 31, 2020
				Current	Non-current	Total	Total
FOREIGN CURRENCY
Banco do Brasil: Various Bonds (1) (4)	2024	Diverse	U$$	4,872	10,583	15,455	11,725
Eurobonds (2)	2024	9.25%	U$$	297,084	8,545,951	8,843,035	7,853,959
(-)Transaction costs				-	(14,856)	(14,856)	(15,664)
(±) Interest paid in advance (3)				-	(24,028)	(24,028)	(25,314)
Debt in foreign currency				301,956	8,517,650	8,819,606	7,824,706
BRAZILIAN CURRENCY
Caixa Econômica Federal (5)	2021	TJLP + 2.50%	R$	12,262	-	12,262	17,204
Caixa Econômica Federal (6)	2022	TJLP + 2.50%	R$	13,187	-	13,187	14,086
Eletrobrás (4)	2023	UFIR + 6.00% at 8.00%	R$	3,357	4,817	8,174	9,058
Sonda (7)	2021	110.00% of CDI	R$	50,274	-	50,274	50,008
(-)Transaction costs				-	-	-	(55)
Debt in Brazilian currency				79,080	4,817	83,897	90,301
Total of loans and financings				381,036	8,522,467	8,903,503	7,915,007
Debentures - 3th Issue – 3rd Series (2)	2022	IPCA + 6.20%	R$	378,648	-	378,648	761,520
Debentures - 7th Issue – Single series (2) (10)	2021	140.00% of CDI	R$	-	-	-	288,839
Debentures - 3th Issue – 2nd Series (4)	2021	IPCA + 4.70%	R$	-	-	-	587,956
Debentures - 3th Issue – 3rd Series (4)	2025	IPCA + 5.10%	R$	260,095	762,179	1,022,274	1,035,247
Debentures - 7th Issue – 1st Series (4)	2024	CDI + 0.45%	R$	542,362	1,215,000	1,757,362	1,891,927
Debentures - 7th Issue – 2nd Series (4)	2026	IPCA + 4.10%	R$	18,757	1,624,452	1,643,209	1,587,924
Debentures – 4th Issue – 1st Series (8)	2022	TJLP+1.82%	R$	9,888	7,288	17,176	19,629
Debentures – 4th Issue – 2nd Series (8)	2022	Selic + 1.82%	R$	4,685	3,277	7,962	9,089
Debentures – 4th Issue – 3th Series (8)	2022	TJLP + 1.82%	R$	11,503	7,455	18,958	21,807
Debentures – 4th Issue – 4th Series (8)	2022	Selic + 1.82%	R$	5,480	3,891	9,371	10,703
Debentures – 7th Issue – Single series (8)	2023	CDI + 1.50%	R$	20,020	40,000	60,020	60,024
Debentures – 8th Issue – Single series (8)	2031	IPCA + 5.27%	R$	5,501	896,985	902,486	890,440
(-) Discount on the issuance of debentures (9)				-	(17,486)	(17,486)	(18,300)
(-) Transaction costs				(9,697)	(28,283)	(37,980)	(41,254)
Total, debentures				1,247,242	4,514,758	5,762,000	7,105,551
Total				1,628,278	13,037,225	14,665,503	15,020,558

Financing source	Principal maturity	Annual financial cost %	Currency	Parent company
				Mar. 31, 2021			Dec. 31, 2020
				Current	Non-current	Total	Total
BRAZILIAN CURRENCY
Sonda (7)	2021	110.00% of CDI	R$	50,274	-	50,274	50,008
(-) Transaction costs				-	-	-	(55)
Total of loans and financings				50,274	-	50,274	49,953

58

(1)	Net balance of the Restructured Debt comprising bonds at par and discounted, with balance of R$259,118, less the amounts given as Deposits in guarantee, with balance of R$243,663. Interest rates vary – from 2% to 8% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.
(2)	Cemig Geração e Transmissão;
(3)	Advance of funds to achieve the yield to maturity agreed in the Eurobonds contract.
(4)	Cemig Distribuição;
(5)	Central Eólica Praias de Parajuru;
(6)	Central Eólica Volta do Rio;
(7)	Parent Company. Arising from merger of Cemig Telecom.
(8)	Gasmig; The proceeds from the 8th debenture issue, concluded by Gasmig on September 10, 2020, in the amount of R$850,000, were used to redeem the Promissory Notes issued on September 26, 2019, with maturity at 12 months, whose proceeds were used in their entirety for payment of the concession grant fee for the gas distribution concession contract.
(9)	Discount on the sale price of the 2nd series of the Seventh issue of Cemig Distribuição.
(10)	On February 02, 2021, the Company made the mandatory early redemption of this debentures, in the amount of R$264,796, with 20% discount of the funds obtained by the sale of the Company’s interest in Light. For more information about the sale of the Company’s interest in Light, see Note 32.

The debentures issued by the subsidiaries are non-convertible, there are no agreements for renegotiation, nor debentures held in treasury.

There are early maturity clauses for cross-default in the event of non-payment by Cemig GT or by the Company, of any pecuniary obligation with individual or aggregate value greater than R$50 million (“cross default”).

Guarantees

The guarantees of the debt balance on loans and financing, on March 31, 2021, were as follows:

Mar. 31, 2021
Promissory notes and Sureties	10,204,607
Guarantee and Receivables	3,375,693
Receivables	102,017
Shares	43,627
Unsecured	939,559
TOTAL	14,665,503

The composition of loans, financing and debentures, by currency and index, with the respective amortization, is as follows:

Consolidated	2021	2022	2023	2024	2025	2026	Total
Currency
US dollar	301,956	-	-	8,556,534	-	-	8,858,490
Total, currency denominated	301,956	-	-	8,556,534	-	-	8,858,490
Index
IPCA (1)	32,995	630,006	254,060	349,035	1,166,536	1,513,985	3,946,617
UFIR/RGR (2)	2,531	3,264	2,379	-	-	-	8,174
CDI (3)	450,581	604,408	560,000	270,000	-	-	1,884,989
URTJ/TJLP (4)	44,442	17,141	-	-	-	-	61,583
Total by index	530,549	1,254,819	816,439	619,035	1,166,536	1,513,985	5,901,363
(-)Transaction costs	(9,394)	(796)	(766)	(17,541)	(5,109)	(19,230)	(52,836)
(±)Interest paid in advance	-	-	-	(24,028)	-	-	(24,028)
(-) Discount	-	-	-	-	(8,743)	(8,743)	(17,486)
Overall total	823,111	1,254,023	815,673	9,134,000	1,152,684	1,486,012	14,665,503

59

Parent company	2021	Total
Indexers
CDI (3)	50,274	50,274
Total, governed by indexers	50,274	50,274
(-)Transaction costs	-	-
Overall total	50,274	50,274

(1) Expanded National Customer Price (IPCA) Index.

(2) Fiscal Reference Unit (Ufir / RGR).

(3) CDI: Interbank Rate for Certificates of Deposit.

(4) Interest rate reference unit (URTJ) / Long-Term Interest Rate (TJLP)

The principal currencies and index used for monetary updating of loans and financings had the following variations:

Currency	Accumulated change on Mar. 31, 2021, %	Accumulated change on Mar. 31, 2020, %	Indexer	Accumulated change on Mar. 31, 2021, %	Accumulated change on Mar. 31, 2020, %
US dollar	9.63	28.98	IPCA	2.05	0.53
			CDI	0.48	1.02
			TJLP	(3.52)	(8.62)

The changes in loans, financing and debentures are as follows:

	Consolidated	Parent company
Balances on December 31, 2020	15,020,558	49,953
Monetary variation	84,174	-
Exchange rate variation	751,781	-
Financial charges provisioned	332,565	266
Amortization of transaction cost	4,137	55
Financial charges paid	(154,673)	-
Amortization of financing	(1,372,571)	-
Reclassification to “Other obligations” (1)	(468)	-
Balances on March 31, 2021	14,665,503	50,274

(1)	Reclassification to Cemig D’s customers (CMM and Serra da Fortaleza).

Borrowing costs, capitalized

Costs of loans directly related to acquisition, construction or production of an asset which necessarily requires a significant time to be concluded for the purpose of use or sale are capitalized as part of the cost of the corresponding asset. All other costs of loans are recorded as finance costs in the period in which they are incurred. Costs of loans include interest and other costs incurred by the Company and its subsidiaries in relation to the loans, financing and debentures.

The subsidiaries Cemig D and Gasmig considered the costs of loans and financing linked to construction in progress as construction costs of intangible and concession contract assets, as follows:

	Mar. 31, 2021	Mar. 31, 2020
Costs of loans and financing	332,565	327,998
Financing costs on intangible assets and contract assets (1) (Note 17 and 21)	(6,538)	(16,698)
Net effect in Profit or loss	326,027	311,300

(1)	The average capitalization rate p.a. on Mar. 31, 2021 was 7.50% (6.74% on Mar. 31, 2020).

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The amounts of the capitalized borrowing costs have been excluded from the statement of cash flows, in the additions to cash flow of investment activities, as they do not represent an outflow of cash for acquisition of the related asset.

Restrictive covenants

The Company and its subsidiaries have contracts with financial covenants as follows:

Title - Security	Covenant	Ratio required – Issuer	Ratio required Cemig (guarantor)	Compliance required
7th Debentures Issue Cemig GT (1)	Net debt / (Ebitda + Dividends received)	The following or less: 2.5 in 2021	The following or less: 2.5 in 2021	Semi-annual and annual
Eurobonds Cemig GT (2)	Net debt / Ebitda adjusted for the Covenant (6)	The following or less: 3.0 on June 30, 2021 2.5 on/after Dec. 31, 2021	The following or less: 3.0 on June 30, 2021 3.0 on/after Dec. 31, 2021	Semi-annual and annual
7th Debentures Issue Cemig D	Net debt / Ebitda adjusted	Less than 3.5	Less than 3.0	Semi-annual and annual
Debentures GASMIG (3)	Overall indebtedness (Total liabilities/Total assets)	Less than 0.6	-	Annual
	Ebitda / Debt servicing	1.3 or more	-	Annual
	Ebitda / Net finance income (expenses)	2.5 or more	-	Annual
	Net debt / Ebitda	The following or less: 2.5 on/after Dec, 31.2020	-	Annual
8th Debentures Issue Gasmig Single series (4)	EBITDA/Debt servicing Net debt/EBITDA	1.3 or more as of Dec, 31.2020 3.0 or less as of Dec, 31.2020	- -	Annual Annual
Financing Caixa Econômica Federal Parajuru and Volta do Rio (5)	Debt servicing coverage index Equity / Total liabilities Share capital subscribed in investee / Total investments made in the project financed	1.20 or more 20.61% or more (Parajuru) 20.63% or more (Volta do Rio) 20.61% or more (Parajuru) 20.63% or more (Volta do Rio)	- - -	Annual (during amortization) Always Always

(1)	7th Issue of Debentures by Cemig GT, as of December 31, 2016, of R$2,240 million.
(2)	In the event of a possible breach of the financial covenants, interest will automatically be increased by 2% p.a. during the period in which they remain exceeded. There is also an obligation to comply with a ‘maintenance’ covenants – that the consolidated debt, shall have a guarantee for debt of 1.75x Ebitda (2.0 as of December 31, 2017); and a ‘damage’ covenant, requiring real guarantee for debt at Cemig GT of 1.5x Ebitda.
(3)	If Gasmig does not achieve the required covenants, it must, within 120 days from the date of notice in writing from BNDES or BNDESPar, constitute guarantees acceptable by the debenture holders for the total amount of the debt, subject to the rules of the National Monetary Council (CMN), unless the required ratios are restored within that period. Certain contractually specified situations can cause early maturity of other debts (cross-default).
(4)	Non-compliance with the financial covenants results in automatic early maturity. If early maturity is declared by the debenture holders, Gasmig must make the payment after receipt of notification.
(5)	The financing contracts with Caixa Econômica Federal for the Praias de Parajuru and Volta do Rio wind power plants have financial covenants with compliance relating to early maturity of the debt remaining balance. Compliance with the debt servicing coverage index is considered to be demandable only annually and during the period of amortization, which begins in July 2020.
(6)	Ebitda is defined as: (i) Profit before interest, income tax and Social Contribution tax on profit; depreciation; and amortization, calculated in accordance with CVM Instruction 527, of October 4, 2012; – less: (ii) non-operational profit; any non-recurring non-monetary credits or gains that increase net profit; any payments in cash made on consolidated basis during the period relating to non-monetary charges that were newly added in the calculation of Ebitda in any prior period; and any non-recurring non-monetary expenses or charges.

The covenants remain in compliance as of March 31, 2021.

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The information on the derivative financial instruments (swaps) contracted to hedge the debt servicing of the Eurobonds (principal, in foreign currency, plus interest), and the Company’s exposure to interest rate risks, are disclosed in Note 30.

22.        REGULATORY CHARGES

	Consolidated
	Mar. 31, 2021	Dec. 31, 2020
Liabilities
Global Reversion Reserve (RGR)	27,489	27,515
Energy Development Account (CDE)	63,075	64,179
Regulator inspection fee – ANEEL	3,213	3,200
Energy Efficiency Program	204,005	264,952
Research and development (R&D)	107,417	224,632
Energy System Expansion Research	4,531	3,776
National Scientific and Technological Development Fund	9,067	7,557
Proinfa – Alternative Energy Program	9,018	7,435
Royalties for use of water resources	5,576	12,976
Emergency capacity charge	26,325	26,325
Customer charges – Tariff flags	41,805	89,825
CDE on R&D	123,559	-
CDE on EEP	84,523	-
Others	4,624	4,624
	714,227	736,996

Current liabilities	589,439	445,807
Non-current liabilities	124,788	291,189

23.        POST-EMPLOYMENT OBLIGATIONS

Consolidated	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Net liabilities at December 31, 2020	2,908,495	3,319,093	64,324	551,135	6,843,047
Expense recognized in Statement of income	50,132	63,025	1,265	10,637	125,059
Contributions paid	(56,614)	(39,787)	(729)	(2,453)	(99,583)
Net liabilities at March 31, 2021	2,902,013	3,342,331	64,860	559,319	6,868,523

				Mar. 31, 2021	Dec. 31, 2020
Current liabilities				313,392	304,551
Non-current liabilities				6,555,131	6,538,496

Parent company	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Net liabilities at December 31, 2020	512,937	201,080	4,682	20,081	738,780
Expense recognized in Statement of income	8,851	3,686	88	373	12,998
Contributions paid	(2,785)	(2,361)	(46)	(82)	(5,274)
Net liabilities at March 31, 2021	519,003	202,405	4,724	20,372	746,504

				31/03/2021	31/12/2020
Current liabilities				25,572	25,062
Non-current liabilities				720,932	713,718

Amounts recorded as current liabilities refer to contributions to be made by Cemig and its subsidiaries in the next 12 months for the amortization of the actuarial liabilities.

62

The amounts reported as ‘Expense recognized in the Statement of income’ refer to the costs of post-employment obligations, totaling R$106,683 (R$105,405 on March 31, 2020), plus the finance expenses and monetary updating on the debt with Forluz, in the amounts of R$18,376 (R$17,333 on March 31, 2020).

Debt with the pension fund (Forluz)

On March 31, 2021 , the Company and its subsidiaries have recognized an obligation for past actuarial deficits relating to the pension fund in the amount of R$452,854 on March 31, 2021 (R$472,559 on December 31, 2020). This amount has been recognized as an obligation payable by Cemig and its subsidiaries, and will be amortized until June of 2024, through monthly installments calculated by the system of constant installments (known as the ‘Price’ table), and adjusted by the IPCA (Expanded National Customer Price) inflation index (published by the Brazilian Geography and Statistics Institute – IBGE) plus 6% per year. The Company is required to pay this debt even if Forluz has a surplus, thus, the Company maintain recorded the debt in full, and record the effects of monetary updating and interest in finance income (expenses) in the statement of income.

Agreement to cover the deficit on Forluz Pension Plan ‘A’

Forluz and the sponsors Cemig, Cemig GT and Cemig D have signed a Debt Assumption Instrument to cover the deficit of Plan A for the years of 2015, 2016 e 2017. On March 31, 2021 the total amount payable by Cemig as a result of the Plan A deficit is R$543,472 (R$540,142 on December, 31, 2020, referring to the Plan A deficits of 2015, 2016 and 2017). The monthly amortizations, calculated by the constant installments system (Price Table), will be paid until 2031 for the 2015 and 2016 deficits, in the amount of R$365,427, and up to 2033 for the 2017 deficit, in the amount of R$178,045. Remuneratory interest applicable to the outstanding balance is 6% p.a., plus the effect of the IPCA. If the plan reaches actuarial surplus before the full period of amortization of the debt, also Company will not be required to pay the remaining installments and the contract will be extinguished.

In December, 2020, in accordance with the applicable legislation, Forluz proposed to Cemig a new Debt Assumption Instrument to be signed, if approved, by Forluz, Cemig, Cemig GT and Cemig D, in accordance with the plan to cover the deficit of Plan A, that occurred in 2019. The total amount to be paid by the Company to cover the deficit is R$160,425, through 166 monthly installments. The remuneration interest rate over the outstanding balance is 6% per year, plus the effect of the IPCA. If the plan reaches actuarial balance before the full period of amortization of the debt, the Company will not be required to pay the remaining installments and the contract will be extinguished.

On April 6, 2021 the Company made a consignment payment to Forluz of the 1º installment for resolving the deficit of Plan A of 2019, in the amount of R$730, corresponding to 50% of the minimum amount, following the contribution parity rule.

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24.   PROVISIONS

Company and its subsidiaries are involved in certain legal and administrative proceedings at various courts and government bodies, arising in the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

Actions in which the Company and its subsidiaries are defendant

Company and its subsidiaries recorded provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company’s management and its legal advisors, the chances of loss are assessed as ‘probable’ (i.e. an outflow of funds to settle the obligation will be necessary), as follows:

	Consolidated
	Dec. 31, 2020	Additions	Reversals	Settled	Mar. 31, 2021
Labor	427,515	30,677	(9,072)	(20,419)	428,701
Civil
Customer relations	22,089	5,388	-	(3,848)	23,629
Other civil actions	32,495	4,567	-	(945)	36,117
	54,584	9,955	-	(4,793)	59,746
Tax	1,294,287	49,366	(78,688)	(44)	1,264,921
Regulatory	51,660	1,811	(3,188)	(977)	49,306
Others	64,391	6,676	(2,319)	(4,159)	64,589
Total	1,892,437	98,485	(93,267)	(30,392)	1,867,263

	Parent company
	Dec. 31, 2020	Additions	Reversals	Settled	Mar. 31, 2021
Labor	28,152	8,155	-	(2,681)	33,626
Civil				-
Customer relations	550	114	-	(73)	591
Other civil actions	3,178	139	-	(5)	3,312
	3,728	253	-	(78)	3,903
Tax	170,624	2,264	-	(11)	172,877
Regulatory	18,606	-	(748)	-	17,858
Others	1,275	348	(72)	(303)	1,248
Total	222,385	11,020	(820)	(3,073)	229,512

The Company and its subsidiaries’ management, in view of the extended period and the Brazilian judiciary, tax and regulatory systems, believes that it is not practical to provide information that would be useful to the users of this interim financial information in relation to the the timing of any cash outflows, or any possibility of reimbursements.

The Company and its subsidiaries believe that any disbursements in excess of the amounts provisioned, when the respective claims are completed, will not significantly affect the Company and its subsidiaries’ result of operations or financial position.

The details on the main provisions and contingent liabilities are provided below, with the best estimation of expected future disbursements for these contingencies:

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Provisions, made for legal actions in which the chances of loss have been assessed as ‘probable’ and contingent liabilities, for actions in which the chances of loss are assessed as ‘possible’

Labor claims

Company and its subsidiaries are involved in various legal claims filed by its employees and by employees of service providing companies. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such items on a supplementary retirement plan. In addition to these actions, there are others relating, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments.

The aggregate amount of the contingency is approximately R$1,541,605 (R$1,386,147 at December 31, 2020), of which R$428,701 (R$427,515 at December 31, 2020) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

Alteration of the monetary updating index of employment-law cases

On December 2020 the Federal Supreme Court gave partial judgment in favor of two actions for declaration of constitutionality, and ruled that monetary adjustment applied to employment-law liabilities should be by the IPCA-E index until the stage of service of notice in a legal action, and thereafter by application of the Selic rate, and the Reference Rate (TR) is not applicable to any employment-law obligations as well. The effects of this decision were modulated as follows:

§	payments already made in due time and in the appropriate manner, using application of the TR, the IPCA-E or any other indexer, will remain valid and may not be the subject of any further contestation;
§	actions in progress that are at the discovery phase, should be subject to backdated application of the Selic rate, on penalty of future allegation of non-demandability of judicial title based on an interpretation contrary to the position of the Supreme Court; and;
§	the judgment is automatically applicable to actions in which final judgment has been given against which there is no appeal, provided that there is no express submission in relation to the monetary adjustment indices and interest rates; and this also applies to cases of express omission, or simple consideration of following the legal criteria.

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Customers claims

Company and its subsidiaries are involved in various civil actions relating to indemnity for moral injury and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$147,775 (R$142,481 at December 31, 2020), of which R$23,629 (R$22,089 at December 31, 2020) has been recorded – this being the probable estimate for funds needed to settle these disputes.

Other civil proceedings

Company and its subsidiaries are involved in various civil actions claiming indemnity for moral and material damages, among others, arising from incidents occurred in the normal course of business, in the amount of R$383,121 (R$359,122 at December 31, 2020), of which R$36,117 (R$32,495 at December 31, 2020) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

Tax

Company and its subsidiaries are involved in numerous administrative and judicial claims actions relating to taxes, including, among other matters, subjects relating to the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU); the Rural Property Tax (ITR); the Tax on Donations and Legacies (ITCD); the Social Integration Program (Programa de Integração Social, or PIS); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins); Corporate Income tax (Imposto de Renda Pessoa Jurídica, or IRPJ); the Social Contribution (Contribuição Social sobre o Lucro Líquido, or CSLL); and motions to tax enforcement. The aggregate amount of this contingency is approximately R$180,395 (R$166,348 at December 31, 2020), of which R$15,985 (R$13,505 at December 31, 2020) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

In addition to the issues above the Company and its subsidiaries are involved in various proceedings on the applicability of the IPTU Urban Land Tax to real estate properties that are in use for providing public services. The aggregate amount of the contingency is approximately R$84,994 (R$84,525 at December 31, 2020). Of this total, R$3,254 has been recognized (R$3,844 at December 31, 2020) – this being the amount estimated as probably necessary for settlement of these disputes. The company has been successful in its efforts to have its IPTU tax liability suspended, winning judgments in favor in some cases – this being the principal factor in the reduction of the total value of the contingency.

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Social Security contributions on profit sharing payments

The Brazilian tax authority (Receita Federal) has filed administrative and court proceedings against the Company, relating to social security contributions on the payment of profit shares to its employees over the period 1999 to 2016, alleging that the Company did not comply with the requirements of Law 10,101/2000 on the argument that it did not previously establish clear and objective rules for the distribution of these amounts. In August 2019, the Regional Federal Court of the First Region published a decision against the Company on this issue. As a result the Company, based on the opinion of its legal advisers, reassessed the chances of loss from ‘possible’ to ‘probable’ for some portions paid as profit-sharing amounts, maintaining the classification of the chance of loss as 'possible' for the other portions, since it believes that it has arguments on the merit for defense and/or because it believes that the amounts questioned are already within the period of limitation.

The amount of the contingencies is approximately R$1,399,472 (R$1,520,054 on December 31, 2020), of which R$1,244,550 has been provisioned on March 31, 2021 (R$1,275,808 on December 31, 2020), this being the estimate of the probable amount of funds to settle these disputes. The significant change in the amount of contingencies is due, among other factors, to a judgment given in favor of the Company in one of the administrative cases relating to social security contributions, for the period January to October 2010, which resulted in cancellations of tax debits, according to calculations made by the tax authority (Receita Federal).

Non-homologation of offsetting of tax credit

The federal tax authority did not ratify the Company’s declared offsetting, in Corporate income tax returns, of carry-forwards and undue or excess payment of federal taxes – IRPJ, CSLL, PIS/Pasep and Cofins – identified by official tax deposit receipts (‘DARFs’ and ‘DCTFs’). The Company and it’s subsidiaries is contesting the non-homologation of the amounts offset. The amount of the contingency is R$203,317 (R$202,975 at December 31, 2020), of which R$1,132 (R$1,130 at December 31, 2020), has been provisioned, since the relevant requirements of the National Tax Code (CTN) have been complied with.

Regulatory

The Company and it’s subisiaries are involved in numerous administrative and judicial proceedings, challenging, principally: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of energy; and (iii) the tariff increase made during the federal government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. The aggregate amount of the contingency is approximately R$357,660 (R$345,475 at December 31, 2020), of which R$49,306 (R$51,660 at December 31, 2020) has been recorded as provision – the amount estimated as probably necessary for settlement of these disputes.

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Other legal actions in the normal course of business

Breach of contract – Power line pathways and accesses cleaning services contract

The Company and its subsidiaries are involved in disputes alleging losses suffered as a result of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. The amount recorded is R$48,381 (R$46,312 at December 31, 2020), this being estimated as the likely amount of funds necessary to settle this dispute.

‘Luz Para Todos’ Program

The Company is a party in disputes alleging losses suffered by third parties as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as the ‘Luz Para Todos’. The estimated amount of the contingency is approximately R$371,069 (R$356,236 on December 31, 2020). Of this total, R$716 (R$687 on December 31, 2020) has been provisioned the amount estimated as probably necessary for settlement of these disputes.

Other legal proceedings

Company and its subsidiaries are involved as plaintiff or defendant, in other less significant claims, related to the normal course of their operations including: environmental matters; provision of cleaning service in power line pathways and firebreaks, removal of residents from risk areas; and indemnities for rescission of contracts, on a lesser scale, related to the normal course of its operations, with an estimated total amount of R$567,058 (R$621,398 at December, 31, 2020), of which R$15,492 (R$17,392 at December, 31, 2020), the amount estimated as probably necessary for settlement of these disputes.

Contingent liabilities – loss assessed as ‘possible’

Taxes and contributions

The Company and its subsidiaries are involved in numerous administrative and judicial proceedings in relation to taxes. Below are details of the main claims:

Indemnity of employees’ future benefit (the ‘Anuênio’)

In 2006 the Company and its subsidiaries paid an indemnity to its employees, totaling R$177,686, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The Company and its subsidiaries did not pay income tax and Social Security contributions on this amount because it considered that those obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine, the Company obtained an injection, which permitted to make an escrow deposit of R$121,834, which updated now represents the amount of R$286,177 (R$285,836 at December 31, 2020). The updated amount of the contingency is R$295,458 (R$294,613 at December 31, 2020) and, based on the arguments above, management has classified the chance of loss as ‘possible’.

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Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal) has filed administrative proceedings related to various matters: employee profit sharing; the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT); education benefit; food benefit; Special Additional Retirement payment; overtime payments; hazardous occupation payments; matters related to Sest/Senat (transport workers’ support programs); and fines for non-compliance with accessory obligations. The Company and its subsidiaries have presented defenses and await judgment. The amount of the contingency is approximately R$117,182 (R$110,436 at December 31, 2020). Management has classified the chance of loss as ‘possible’, also taking into account assessment of the chance of loss in the judicial sphere, (the claims mentioned are in the administrative sphere), based on the evaluation of the claims and the related case law.

Income tax withheld on capital gain in a shareholding transaction

The federal tax authority issued a tax assessment against Cemig as a jointly responsible party with its jointly-controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to withholding income tax (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a shareholding transaction relating to the purchase by Parati, and sale, by Enlighted, at July 7, 2011, of 100.00% of the equity interests in Luce LLC (a company with head office in Delaware, USA), holder of 75.00% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is approximately R$234,756 (R$234,113 at December 31, 2020), and the loss has been assessed as ‘possible’.

The social contribution tax on net income (CSLL)

The federal tax authority issued a tax assessment against the Company and its subsidiaries for the years of 2012 and 2013, alleging undue non-addition, or deduction, of amounts relating to the following items in calculating the social contribution tax on net income: (i) taxes with liability suspended; (ii) donations and sponsorship (Law 8,313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$430,269 (R$425,023 at December 31, 2020). The Company has classified the chances of loss as ‘possible’, in accordance with the analysis of the case law on the subject.

ICMS (local state value added tax)

From December 2019 to March 2020 the Tax Authority of Minas Gerais State issued infraction notices against the subsidiary Gasmig, in the total amount of R$55,204, relating to reduction of the calculation base of ICMS tax in the sale of natural gas to its customers over the period from December 2014 to December 2015, alleging a divergence between the form of calculation used by Gasmig and the opinion of that tax authority. The claims comprises: principal of R$17,047, penalty payments of R$27,465 and interest of R$10,692.

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Considering that the State of Minas Gerais, over a period of more than 25 years, has never made any allegations against the methodology of calculation by the Company, Management and Company’s legal advisors, believe that there is a defense under Article 100, III of the National Tax Code, which removes claims for penalties and interest; and that the contingency for loss related to these amounts is ‘remote’. In relation to the argument on the difference between the amount of ICMS tax calculated by Gasmig and the new interpretation by the state tax authority, the probability of loss was considered ‘possible’. On March 31, 2021 the amount of the contingency for the period relating to the rules on expiry by limitation of time is R$113,731.

Interest on Equity

The Company filed an application for mandamus, with interim relief, requesting the right to deduct, from the basis of calculation of corporate income tax and Social Contribution tax, the expense relating to payment of Interest on Equity in 4Q20 calculated on the basis of prior periods (the first and second quarters of 2020), and for cancellation of the demand for new supposed credits of corporate income tax and the Social Contribution relating to the amount that was not paid as a result of the deduction of the said financial expense, with application of fines. The amount of the contingencies in this case is approximately R$63,112 on March, 31, 2021, and the chances of loss were assessed as ‘possible’, based on analysis of current judgments by the Brazilian courts on the theme.

Regulatory matters

Public Lighting Contribution (CIP)

Cemig and Cemig D are defendants in several public civil claims (class actions) requesting nullity of the clause in the Electricity Supply Contracts for public illumination signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed error by Cemig in the estimation of the period of time that was used in calculation of the consumption of energy for public illumination, funded by the Public Lighting Contribution (Contribuição para Iluminação Pública, or CIP).

The Company believes it has arguments of merit for defense in these claims, since the charge at present made is grounded on Aneel Normative Resolution 456/2000. As a result it has not constituted a provision for this action, the amount of which is estimated at R$1,119,937 (R$1,072,398 at December 31, 2020). The Company has assessed the chances of loss in this action as ‘possible’, due to the Customer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because Cemig complied with Aneel Resolutions 414 and 456, which deal with the subject.

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Accounting of energy sale transactions in the PowerTrading Chamber (CCEE)

In a claim dating from August 2002, AES Sul Distribuidora challenged in the court the criteria for accounting of energy sale transactions in the wholesale energy market (Mercado Atacadista de Energia, or MAE) (predecessor of the present Power Trading Chamber – Câmara de Comercialização de Energia Elétrica, or CCEE), during the period of rationing. It obtained a favorable interim judgment on February 2006, which ordered the grantor (Aneel), working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, not considering the grantor (Aneel) Dispatch 288 of 2002.

This should take effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig GT, related to the expense on purchase of energy in the spot market on the CCEE, in the approximate amount of R$389,697 (R$376,228 at December 31, 2020). On November 9, 2008 Cemig GT obtained an interim decision in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF) suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE. Cemig GT has classified the chance of loss as ‘possible’, since this action deals with the General Agreement for the Electricity Sector, in which the Company has the full documentation to support its arguments.

Tariff increases

Exclusion of customers classified as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and the grantor (Aneel), to avoid exclusion of customers from classification in the Low-income residential tariff sub-category, requesting an order for Cemig D to pay twice the amount paid in excess by customers. A decision was given in favor of the plaintiffs, but the Company and the granto (Aneel) have filed an interlocutory appeal and await judgment. The amount of the contingency is approximately R$369,446 (R$356,907 at December 31, 2020). Cemig D has classified the chances of loss as ‘possible’ due to other favorable decisions on this matter.

Environmental claims

Impact arising from construction of power plants

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. Cemig GT, based on the opinion of its legal advisers in relation to the changes that have been made in the new Forest Code and in the case law on this subject, Cemig GT has classified the chance of loss in this dispute as ‘possible’. The estimated value of the contingency is R$109,644 (R$105,552 at December 31, 2020).

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Other contingent liabilities

Early settlement of the CRC (Earnings Compensation) Account

The Company is involved in an administrative proceeding at the Audit Court of the State of Minas Gerais which challenges: (i) a difference of amounts relating to the discount offered by Cemig for early repayment of the credit owed to Cemig by the State under the Receivables Assignment Contract in relation to the CRC Account (Conta de Resultados a Compensar, or Earnings Compensation Account) – this payment was completed in the first quarter of 2013; and also (ii) possible undue financial burden on the State after the signature of the Amendments that aimed to re-establish the economic and financial balance of the Contract. The amount of the contingency is approximately R$459,573 (R$448,066 at December 31, 2020), and, based on the Opinion of the Public Attorneys’ Office of the Audit Board of the State of Minas Gerais (Tribunal de Contas), the Company believes that it has met the legal requirements. Thus, it has assessed the chances of loss as ‘possible’, since it believes that the adjustment was made in faithful obedience to the legislation applicable to the case.

Contractual imbalance

Cemig D is party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$174,387 (R$167,168 at December 31, 2020). Cemig D has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

Renova: Application to override corporate identity

A receivables investment fund filed an application for Override of Legal Identity (Incidente de Desconsideração da Personalidade Jurídica – IDPJ) in relation to certain companies of the Renova group, aiming to include some shareholders of Renova, including the Company and its subsidiary Cemig GT, as defendants jointly and severally liable. The amount involved in this dispute is estimated at R$79,533 at March 31, 2021. The chances of loss have been assessed as ‘possible’.

25.        EQUITY AND REMUNERATION TO SHAREHOLDERS

a)	Share capital

On March 31, 2021 and December 31, 2020, the Company’s issued and share capital is R$7,593,763, represented by 507,670,289 common shares and 1,011,082,312 preferred shares, both of them with nominal value of R$5.00 (five Reais).

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Capital increase

The Annual General Meeting held on April, 30, 2021 approved Management's proposal for allocation of the profits for 2020, published in the 2020 financial statements, and a capital increase from R$7,593,763 to R$8,466,810 as per Article 199 of the Brazilian Corporate Law (Law 6,404/76), since the profit reserves at December 31, 2020 (excluding tax-incentive amounts and Unrealized profit reserve) exceeded the share capital, by R$1,529,371.

The capital increase was made through capitalization of the balance of R$873,047 in the Retained Earnings reserve, by issuance of a stock bonus of 174,609,467 new shares (with par value R$5.00, as per the by-laws), of which 58,366,345 are common shares and 116,243,122 are preferred shares.

b)	Earnings per share

Due to the capital increase, on April 30, 2021, with issuance of 174,609,467 new shares, without a corresponding entry of funds into the Company, the basic and diluted profit per share are presented, retrospectively, considering the new number of Company’s shares.

The number of shares included in the calculation of basic and diluted earnings per share, is described in the table below:

	Number of shares
	Mar. 31, 2021	Mar. 31, 2020
Common shares already paid up	566,036,634	566,036,634
Shares in treasury	(79)	(79)
Total common shares	566,036,555	566,036,555

Preferred shares already paid up	1,127,325,434	1,127,325,434
Shares in treasury	(650,817)	(650,817)
Total preferred shares	1,126,674,617	1,126,674,617
Total	1,692,711,172	1,692,711,172

Basic earnings per share

The calculation of basic and diluted earnings per share is as follows:

	Mar. 31, 2021	Mar. 31, 2020 (restated)
Net income (loss) for the period (A)	422,032	(68,402)
Total earnings (B)	1,692,711,172	1,692,711,172

Basic earnings per share (A/B) (R$)	0.25	(0.04)

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Diluted earnings per share

The option to sell investments described in Note 30 have potentially dilute basic profit (loss) per share. The following shows the calculation of diluted profit per share:

	Mar. 31, 2021	Mar. 31, 2020 (restated)
Net income (loss) for the period (A)	422,032	(68,402)
Dilution effect related to the SAAG Option	(22,547)	-
Diluted earnings (loss) for the period (B)	399,485	(68,402)
Total earnings (C)	1,692,711,172	1,692,711,172

Diluted earnings per share (B/C) (R$)	0.24	(0.04)

26.	REVENUE

Revenues are measured at the fair value of the consideration received or to be received and are recognized on a monthly basis as and when: (i) Rights and obligations of the contract with the customer are identified; (ii) the performance obligation of the contract is identified; (iii) the price for each transaction has been determined; (iv) the transaction price has been allocated to the performance obligations defined in the contract; and (v) the performance obligations have been complied.

Consolidated	Mar. 31, 2021	Mar. 31, 2020 (restated)
Revenue from supply of energy (a)	6,951,837	6,767,438
Revenue from use of the electricity distribution systems (TUSD) (b)	836,735	724,371
CVA, and Other financial components (c)	338,907	(54,602)
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers– realization (1)	178,373	-
Transmission revenue
Transmission operation and maintenance revenue (d)	89,162	76,597
Transmission construction revenue (d)	22,451	61,241
Interest revenue arising from the financing component in the transmission contract asset (d) (Note 14)	157,255	71,580
Distribution construction revenue	329,309	263,073
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession (e)	10,906	724
Revenue on financial updating of the Concession Grant Fee (f)	124,560	99,892
Transactions in energy on the CCEE (g)	107,045	87,824
Supply of gas	705,185	559,660
Fine for violation of service continuity indicator	(30,569)	(17,199)
Other operating revenues (h)	412,862	413,469
Deductions on revenue (i)	(3,123,277)	(3,012,084)
Net operating revenue	7,110,741	6,041,984

(1)	For more information, see Note 9a.

a)	Revenue from energy supply

These items are recognized upon delivery of supply, based on the tariff specified in the contractual terms and approved by the grantor for each class of customer or in effect in the market. Unbilled supply of energy, from the period between the last billing and the end of each month, is estimated based on the supply contracted. For the distribution concession contract, the unbilled supply is estimated based on the volume of energy delivered but not yet billed.

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This table shows energy supply by type of customer:

	MWh (1)		R$
	Mar. 31, 2021	Mar. 31, 2020	Mar. 31, 2021	Mar. 31, 2020
Residential	2,875,007	2,785,000	2,659,585	2,559,054
Industrial	3,801,715	3,343,944	1,210,151	1,047,152
Commercial, services and others	2,105,940	2,443,717	1,320,731	1,440,399
Rural	844,374	775,005	534,815	472,819
Public authorities	186,717	217,006	137,104	157,868
Public lighting	355,356	339,494	211,955	152,776
Public services	347,115	335,474	194,880	178,663
Subtotal	10,516,224	10,239,640	6,269,221	6,008,731
Own consumption	8,560	9,406	-	-
Unbilled revenue	-	-	5,794	(152,833)
	10,524,784	10,249,046	6,275,015	5,855,898
Wholesale supply to other concession holders (2)	2,716,110	3,224,555	750,541	862,360
Wholesale supply unbilled, net	-	-	(73,719)	49,180
Total	13,240,894	13,473,601	6,951,837	6,767,438

(1)	Data not reviewed by external auditors.
(2)	Includes a CCEAR (Regulated Market Sales Contract), ‘bilateral contracts’ with other agents, and the revenues from management of generation assets (GAG) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.

b)	Revenue from Use of the Distribution System (the TUSD charge)

These are recognized upon the distribution infrastructure become available to customers, and the fair value of the consideration is calculated according to the TUSD tariff of those customers, set by the regulator. The total amount of energy transported, in MWh, is as follows:

	MWh (1)
	Mar. 31, 2021	Mar. 31, 2020
Industrial	4,982,862	4,520,139
Commercial	366,150	354,000
Rural	9,787	7,229
Public service	651	-
Concessionaires	72,117	71,813
Total	5,431,567	4,953,181
(1)	Data not reviewed by external auditors

c)	The CVA account, and Other financial components

The results from variations in the CVA account (Parcel A Costs Variation Compensation Account), and in Other financial components in calculation of tariffs, refer to the positive and negative differences between the estimated non-manageable costs of the subsidiary Cemig D and the cost actually incurred. The amounts recognized arise from balances recorded in the current period, homologated or to be homologated in tariff adjustment processes. For more information please see Note 13.

d)	Transmission concession revenue
§	Construction revenue corresponds to the performance obligation to build the transmission infrastructure, recognized based on the satisfaction of obligation performance over time. They are measured based on the cost incurred, including PIS/Pasep and Cofins taxes over the total revenues and the profit margin of the project. For more information, see Note 14.
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§	Operation and maintenance revenue correspondes to the performance obligation of operation and maintenance specified in the transmission concession contract, after termination of the construction phase. They are recognized when the services are rendered and he invoices for the RAPs are issued.
§	Interest revenue in the contract asset recognized, recorded as transmission concession gross revenue in statement income. Revenue corresponds to the significant financing component in the contract asset, and is recognized by the linear effective interest rate method based on the rate determined at the start of the investments, which is not subsequently changed. The average of the implicit rates is 6.86%. The rates are determined for each authorization and are applied on the amount to be received (future cash flow) over the contract duration. This includes financial updating by the inflation index specified for each transmission contract.

The margin defined for each performance obligation from the transmission concession contract is as follows:

	Mar. 31, 2021	Mar. 31, 2020
Construction and upgrades revenue	22,451	61,241
Construction and upgrades costs	(19,065)	(47,198)
Margin	3,386	14,043
Mark-up (%)	17.76%	29.75%
Operation and maintenance revenue	89,162	76,597
Operation and maintenance cost	(67,100)	(58,969)
Margin	22,062	17,628
Mark-up (%)	32.88%	29.89%

e)	Adjustment to expected cash flow from financial assets on residual value of infrastructure asses of distribution concessions

Income from monetary updating of the Regulatory Remuneration Asset Base.

f)	Revenue on financial updating of the Concession Grant Fee

Represents the inflation adjustment using the IPCA inflation index, plus interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015. See Note 13.

g)	Energy transactions on the CCEE (Power Trading Chamber)

The revenue from transactions made through the Power Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) is the monthly positive net balance of settlements of transactions for purchase and sale of energy in the Spot Market, through the CCEE, for which the consideration corresponds to the product of energy sold at the Spot Price.

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h)	Other operating revenues
Consolidated	Mar. 31, 2021	Mar. 31, 2020
Charged service	3,982	3,755
Services rendered	13,309	34,448
Subsidies (1)	337,234	335,344
Rental and leasing	47,112	39,755
Other	11,225	167
	412,862	413,469

(1)       Includes the revenue recognized for the tariff subsidies applied to users of the distribution system, in accordance with the Decree n.7,891/2013, in the amount of R$247,847 on March 31, 2021 (R$281,019 on March 31, 2020). Includes the subsidies for sources that are subject to incentive, rural, irrigators, public services and the generation sources that are subject to the incentive; and also includes the tariff flag revenue in the amount of R$18,475 on March 31, 2021, recognized because of the creditor position assumed by the Company in CCRBT.

i)	Deductions on revenue
Consolidated	Mar. 31, 2021	Mar. 31, 2020 (restated)
Taxes on revenue
ICMS	1,651,452	1,601,906
Cofins	612,850	544,563
PIS/Pasep	133,051	118,454
Others	836	1,758
	2,398,189	2,266,681
Charges to the customer
Global Reversion Reserve (RGR)	3,690	3,949
Energy Efficiency Program (PEE)	25,422	16,905
Energy Development Account (CDE)	674,869	609,710
Research and Development (R&D)	13,710	11,278
National Scientific and Technological Development Fund (FNDCT)	13,710	11,278
Energy System Expansion Research (EPE of MME)	6,855	5,639
Customer charges – Proinfa alternative sources program	16,335	7,716
Energy services inspection fee	9,638	7,707
Royalties for use of water resources	8,879	11,638
Customer charges – the ‘Flag Tariff’ system	(48,020)	59,583
	725,088	745,403
	3,123,277	3,012,084

77

27.        OPERATING COSTS AND EXPENSES

The operating costs and expenses of the Company and it’s subsidiaries are as follows:

	Consolidated		Parent company
	Mar. 31, 2021	Mar. 31, 2020 (restated)	Mar. 31, 2021	Mar. 31, 2020
Personnel	307,454	311,606	6,301	6,196
Employees’ and managers’ profit sharing	29,514	25,840	2,270	3,240
Post-employment benefits – Note 23	106,683	105,405	12,094	11,675
Materials	20,850	18,625	8	27
Outsourced services (a)	342,434	299,081	2,709	7,305
Energy bought for resale (b)	3,108,114	2,814,495	-	-
Depreciation and amortization (1)	238,431	242,752	451	776
Operating provisions (reversals) and adjustments for operating losses (c)	24,204	159,116	10,200	1,842
Charges for use of the national grid	746,312	365,012	-	-
Gas bought for resale	387,525	311,925	-	-
Construction costs (d)	348,375	310,271	-	-
Other operating expenses, net (e)	77,000	54,005	7,087	3,900
	5,736,896	5,018,133	41,120	34,961

(1)	Net of PIS/Pasep and Cofins taxes applicable to amortization of the Right of Use, in the amount of R$140 in the statements and R$2 in the Parent company statements.

For details about the discontinued operating costs and expenses, see Note 32.

a)	Outsourced services

	Consolidated		Parent company
	Mar. 31, 2021	Mar. 31, 2020	Mar. 31, 2021	Mar. 31, 2020
Meter reading and bill delivery	31,174	32,050	-	-
Communication	40,492	31,527	55	82
Maintenance and conservation of electrical facilities and equipment	124,042	116,124	4	4
Building conservation and cleaning	16,799	15,841	38	43
Security services	3,157	4,530	-	-
Auditing and consulting services	9,276	10,787	1,590	6,128
Information technology	25,261	13,876	325	294
Disconnection and reconnection	16,007	11,229	-	-
Legal services	4,193	3,776	306	148
Tree pruning	10,805	9,028	-	-
Cleaning of power line pathways	24,407	14,772	-	-
Copying and legal publications	2,832	4,603	11	7
Inspection of customer units	5,602	3,789	-	-
Other expenses	28,387	27,149	380	599
	342,434	299,081	2,709	7,305

b)	Energy purchased for resale

Consolidated	Mar. 31, 2021	Mar. 31, 2020
Supply from Itaipu Binacional	487,525	427,812
Physical guarantee quota contracts	202,065	189,833
Quotas for Angra I and II nuclear plants	61,144	75,742
Spot market	39,332	381,937
Proinfa Program	95,500	77,933
‘Bilateral’ contracts	84,987	79,176
Energy acquired in Regulated Market auctions	1,122,835	819,439
Energy acquired in the Free Market	1,035,843	843,106
Distributed generation (‘Geração distribuída’)	255,024	173,481
PIS/Pasep and Cofins credits	(276,141)	(253,964)
	3,108,114	2,814,495

78

c)	Operating provision (reversals)

	Consolidated		Parent company
	Mar. 31, 2021	Mar. 31, 2020	Mar. 31, 2021	Mar. 31, 2020
Estimated losses on doubtful accounts receivables (Note 7) (1)	43,153	99,740	-	-
Estimated losses on other accounts receivables (2)	(11,000)	-	-	-

Contingency provisions (reversals) (Note 24) (2)
Labor claims	21,605	7,313	8,155	(1,846)
Civil	9,955	16,311	253	767
Tax	(29,322)	12,434	2,264	2,273
Other	2,980	2,506	(472)	648
	5,218	38,564	10,200	1,842
	37,371	138,304	10,200	1,842
Adjustment for losses
Put option – SAAG (Note 30)	(13,167)	20,812	-	-
	(13,167)	20,812	-	-
	24,204	159,116	10,200	1,842

(1)	The expected losses on receivables are presented as selling expenses in the Statement of Income.

(2)	The provisions for contingencies of the holding company are presented in the consolidated profit and loss account for the period as operating expenses.

d)	Construction infrastructure costs

Consolidated	Mar. 31, 2021	Mar. 31, 2020
Personnel and managers	15,014	16,923
Materials	181,036	156,950
Outsourced services	130,039	99,983
Others	22,286	36,415
	348,375	310,271

e)	Other operating expenses, net

	Consolidated		Parent company
	Mar. 31, 2021	Mar. 31, 2020 (restated)	Mar. 31, 2021	Mar. 31, 2020
Leasing and rentals	1,608	2,110	3	221
Advertising	268	1,215	(12)	-
Subsidies and donations	1,007	1,672	-	-
Onerous concession	792	680	-	-
Insurance	7,330	6,061	959	685
CCEE annual charge	1,483	1,474	-	-
Net loss (gain) on deactivation and disposal of assets	11,804	6,433	-	-
Forluz – Administrative running cost	7,552	7,304	373	360
Collection agents	20,918	21,998	-	-
Obligations deriving from investment contracts (1)	5,379	-	-	-
Taxes and charges	3,936	4,781	353	617
Other expenses	14,923	277	5,411	2,017
	77,000	54,005	7,087	3,900

(1)	This refers to the contractual obligations to the investee Aliança Geração, corresponding to contingencies resulting from events before the closing of the transaction which resulted in contribution of assets by Cemig and Vale S.A. to this investee in exchange for a equity interest. The total value of the contingencies is R$134 million (R$119 million at December 31, 2020, of which Cemig GT’s portion is R$47 million (R$41 million on December, 31, 2020).

79

28.	FINANCE INCOME AND EXPENSES

	Consolidated		Parent company
	Mar. 31, 2021	Mar. 31, 2020	Mar. 31, 2021	Mar. 31, 2020
FINANCE INCOME
Income from financial investments	31,613	18,166	7,912	1,373
Interest on sale of energy	114,784	92,072	-	-
Monetary variations	6,693	3,650	1,042	-
Monetary variations – CVA (Note 13)	-	11,643	-	-
Monetary updating of escrow deposits	2,507	16,360	490	5,696
PIS/Pasep and Cofins charged on finance income (1)	(15,838)	(8,794)	(8,566)	(454)
Gains on financial instruments –swap (Note 30)	-	1,314,240	-	-
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (Note 8) (3)	-	14,849	809	1,909
Others	14,656	20,549	1,563	776
	154,415	1,482,735	3,250	9,300
FINANCE EXPENSES
Charges on loans and financings (Note 21)	(326,027)	(311,300)	(266)	(542)
Cost of debt – amortization of transaction cost (Note 21)	(4,137)	(3,545)	(55)	(51)
Foreign exchange variations - loans and financing (Note 21)	(751,781)	(1,756,536)	-	-
Foreign exchange variations – Itaipu	(16,963)	(34,009)	-	-
Monetary updating – loans and financings (Note 21)	(84,174)	(68,445)	-	-
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (3)	(6,784)	-	-	-
Monetary updating – onerous concessions	(3,893)	(691)	-	-
Charges and monetary updating on post-employment obligations (Note 23)	(18,376)	(17,333)	(904)	(853)
Loss on financial instruments –swap (Note 30)	(187,348)	-	-	-
Leasing – Monetary variation (Note 18)	(6,332)	(6,999)	(63)	(79)
Others (2)	(13,820)	(10,623)	(527)	(3)
	(1,419,635)	(2,209,481)	(1,815)	(1,528)
NET FINANCE INCOME (EXPENSES)	(1,265,220)	(726,746)	1,435	7,772

(1)	The PIS/Pasep and Cofins expenses apply to Interest on Equity.
(2)	Includes a negative amount of R$1,541 for monetary updating of the CVA. For more information, see Note 13.
(3)	The updating of the tax credits for the court judgment on PIS, Pasep, Cofins / ICMS tax, and the related liability to be refunded to consumers, is presented at net value. With the offsetting of the credits, the liability to be refunded to consumers became higher than the amount of credits to be offset, generating a negative net item in Financial expenses.

80

29.	RELATED PARTY TRANSACTIONS

Cemig’s main balances and transactions with related parties and its jointly-controlled entities are as follows:

COMPANY	ASSETS		LIABILITIES		REVENUE		EXPENSES
	Mar. 31, 2021	Dec. 31, 2020	Mar. 31, 2021	Dec. 31, 2020	Mar. 31, 2021	Mar. 31, 2020	Mar. 31, 2021	Mar. 31, 2020
Shareholder
Minas Gerais State Government
Current
Customers and traders (1)	328,220	334,824	-	-	32,630	39,507	-	-
Non-current
Accounts Receivable – AFAC (2)	12,573	11,614	-	-	959	1,942	-	-

Affiliated (3)
Madeira Energia
Current
Transactions with energy (4)	8,489	2,173	134,717	92,054	24,815	6,505	(411,740)	(270,316)

Jointly-controlled entity (3)
Aliança Geração
Current
Transactions with energy (4)	8	-	17,137	14,297	11,012	9,872	(46,027)	(40,886)
Provision of services (5)	426	323	-	-	1,336	1,123	-	-
Interest on Equity, and dividends	114,430	114,430	-	-	-	-	-	-
Contingency (6)	-	-	46,755	41,376	-	-	(5,379)	-

Baguari Energia
Current
Transactions with energy (4)	-	-	927	922	-	-	(2,265)	(1,977)
Provision of services (5)	211	211		-		239		-
Interest on Equity, and dividends	10,835	-	-	-	-	-	-	-

Norte Energia
Current
Transactions with energy (4)	130	130	33,782	25,154	6,969	6,927	(80,621)	(54,310)
Advance for future power supply (7)	-	-	-	-	-	-	-	(9,966)

Lightger
Current
Transactions with energy (4)	-	-	2,226	1,646	-	-	(6,461)	(5,066)
Interest on Equity, and dividends	2,996	-	-	-	-	-	-	-

Hidrelétrica Pipoca
Current
Transactions with energy (4)	-	-	3,137	2,728	-	-	(9,107)	(3,159)
Interest on Equity, and dividends	2,680	2,680	-	-	-	-	-	-

Retiro Baixo
Current
Transactions with energy (4)	464	-	587	144	1,392	1,259	(1,738)	-
Interest on Equity, and dividends	3,929	-	-	-	-	-	-	-

Hidrelétrica Cachoeirão
Current
Transactions with energy (4)	-	-	-	-	453	449	-	-
Interest on Equity, and dividends	2,315	-	-	-	-	-	-	-

Renova
Non-current
Loans from related parties (8)	-	-	-	-	-	408	-	-

Taesa
Current
Transactions with energy (4)	-	-	7,987	8,128	60	-	(27,075)	(23,398)
Provision of services (5)	243	289	-	-	310	148	-	-
Interest on Equity, and dividends	22,961	-	-	-	-	-	-	-

Hidrelétrica Itaocara
Current
Adjustment for losses (9)	-	-	29,890	29,615	-	-	-	-

Axxiom
Current
Provision of services (10)	-	-	2,820	3,782	-	-	-	-

Other related parties
81

FIC Pampulha
Current
Cash and cash equivalents	525,818	171,372	-	-	-	-	-	-
Marketable securities	2,235,592	3,355,688	-	-	37,441	12,132	-	-
Non-current
Marketable securities	599,074	754,555	-	-	-	-	-	-

Forluz
Current
Post-employment obligations (11)	-	-	162,404	158,671	-	-	(50,132)	(51,446)
Supplementary pension contributions – Defined contribution plan (12)	-	-	-	-	-	-	(17,439)	(19,968)
Administrative running costs (13)	-	-	-	-	-	-	(7,551)	(7,304)
Operating leasing (14)	165,256	166,926	21,754	21,754	-	-	(2,405)	(10,904)
Non-current
Post-employment obligations (11)	-	-	2,739,609	2,749,824	-	-	-	-
Operating leasing (14)	-	-	155,944	156,207	-	-	-	-

Cemig Saúde
Current
Health Plan and Dental Plan (15)	-	-	161,742	154,152	-	-	(64,290)	(60,196)
Non-current
Health Plan and Dental Plan (15)	-	-	3,245,449	3,229,265	-	-	-	-

The main conditions and characteristics of interest with reference to the related party transactions are:

(1)	Refers to sale of energy supply to the Minas Gerais State government. The price of the supply is set by the grantor (Aneel) through a Resolution relating to the annual tariff adjustment of Cemig D. In 2017 the government of Minas Gerais State signed a debt recognition agreement with Cemig D for payment of debits relating to the supply of power due and unpaid, in the amount of R$113,032, up to November 2019. Twenty installments were unpaid at March 31, 2021. These receivables have guarantee in the form of Cemig’s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. On March, 31, 2021, Cemig D obtained authorization from the Minas Gerais State Finance Secretary to offset part of the ICMS tax payable to the state against the debt owed by the State government to the company, under State Law 23,705/2020. The amount is to be offset in 21 equal monthly installments of approximately R$10.5 million;
(2)	This refers to the recalculation of the inflation adjustment of amounts relating to the Advance against Future Capital Increase (AFAC), which were returned to the State of Minas Gerais. These receivables have guarantee in the form of Cemig’s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. For further information, see Note 10.
(3)	The relationship between Cemig and its investees are described in Note 15 – Investments.
(4)	The transactions in sale and purchase of energy between generators and distributors take place through auctions in the Regulated Market, and are organized by the federal government. In the Free Market, transactions are made through auctions or through direct contracting, under the applicable legislation. Transactions for transport of energy, on the other hand, are carried out by transmission companies and arise from the centralized operation of the National Grid, executed by the National System Operator (ONS).
(5)	Refers to a contract to provide plant operation and maintenance services.
(6)	This refers to the aggregate amounts of legal actions realized and legal actions provisioned arising from the agreement made between Aliança Geração, Vale S.A. and Cemig. The action is provisioned in the amount of R$134 million (R$119 million on December 31,2020), of which Cemig’s portion is R$47 million (R$41 million on December 31, 2020).
(7)	Refers to advance payments for energy supply made in 2019 to Norte Energia, established by auction and by contract registered with the CCEE (Power Trading Chamber). Norte Energia delivered contracted supply until December 31, 2020.
(8)	On November 25, 2019, December 27, 2019 and January 27, 2020, DIP loan contracts under court-supervised reorganization proceedings, referred to as ‘DIP’ and ‘DIP 2’, “DIP 3’ were entered into between the Company and Renova Energia S.A., in the amounts of R$10 million, R$6.5 million and R$20 million, respectively. The contracts specify interest equal to 100% of the accumulated variation in the DI rate, plus an annual spread, applied pro rata die (on 252-business-days basis), of 1.083% for the DIP contract, 2.5% for the DIP2 contract and 1.5% for the DIP3, until the date of respective full payment. The Company recognized an impairment loss for the receivables from Renova, of its total carrying amount of R$37,361, in the second semester of 2020. For further information, see Note 15 (c).
(9)	A liability was recognized corresponding to the Company’s interest in the share capital of Hidrelétrica Itaocara, due to its negative equity (see Note 15).
(10)	This refers to a contract for development of management software between Cemig D and Axxiom Soluções Tecnológicas S.A., instituted in Aneel Dispatch 2657/2017;
(11)	The contracts of Forluz are updated by the Expanded Customer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA) calculated by the Brazilian Geography and Statistics Institute (IBGE) plus interest of 6% p.a. and will be amortized up to the business year of 2031 (see Note 23).
(12)	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration, in accordance with the regulations of the Fund.
(13)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.
(14)	Rental of the Company’s administrative head offices, in effect until November 2020 and August 2024 (able to be extended every five years, up to 2034), with annual inflation adjustment by the IPCA index and price reviewed every 60 months. Aiming at costs reduction, in November 2019, Cemig returned the Aureliano Chaves building to Forluz and on November, 2020. By the end of the contract term, the Company decided not to renew the lease contract and, therefore, the Company vacated the Aureliano Chaves building facilities.
(15)	Post-employment obligations relating to the employees’ health and dental plan (see Note 23).

82

Dividends receivable

Dividends receivable	Consolidated		Parent company

Cemig GT	-	-	891,998	891,998
Cemig D	-	-	383,101	309,434
Gasmig	-	-	9,596	-
Centroeste	-	-	11,038	-
Light	71,206	71,206	71,206	71,206
Taesa	22,961	-	22,961	-
Aliança Geração	114,430	114,430	-	-
Others (1)	23,076	2,691	240	240
	231,673	188,327	1,390,140	1,272,878

(1)	The subsidiaries grouped in ‘Others’ are identified in the table above under “Interest on Equity, and Dividends”.

Guarantees on loans, financing and debentures

Cemig has provided guarantees on loans, financing and debentures of the following related parties – not consolidated in the interim financial information because they relate to jointly-controlled entities or affiliated companies:

Related party	Relationship	Type	Objective	Mar.31, 2021	Maturity
Norte Energia (NESA)	Affiliated	Surety	Financing	2,585,799	2042
Norte Energia (NESA)/Light (1)	Jointly-controlled entity	Counter-guarantee	Financing	683,615	2042
Santo Antônio Energia S.A. (2)	Jointly-controlled entity	Surety	Debentures	463,591	2037
Santo Antônio Energia S.A.	Jointly-controlled entity	Guarantee	Financing	1,085,623	2034
Norte Energia (NESA)	Affiliated	Surety	Debentures	69,966	2030
				4,888,594

(1)	Counter-guarantee to Light, related to execution of guarantees of the Norte Energia financing.
(2)	Corporate guarantee given by Cemig to Saesa.

At March 31, 2021, Management believes that there is no need to recognize any provisions in the Company’s interim financial information for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Cash investments in FIC Pampulha – the investment fund of Cemig and its subsidiaries and affiliates

Cemig and its subsidiaries and joinly-controlled entities invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund are presented in Marketable securities line in current and non-current assets, or presented deducted from the Debentures line in current and non-current liabilities, in proportion to the Company’s participation in the fund, of 98.23%, on March, 31, 2021.

The funds applied are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

83

Remuneration of key management personnel

The total costs of key personnel, comprising the Executive Board, the Fiscal Council, the Audit Committee and the Board of Directors, are within the limits approved at a General Shareholders’ Meeting, and the effects on the income statements of the in period ended March 31, 2021 and 2020, are as follows:

	Mar. 31, 2021	Mar. 31, 2020
Remuneration	5,877	7,141
Profit sharing	1,303	1,336
Pension plans	380	342
Health and dental plans	54	70
Total	7,614	8,889

84

30.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Financial instruments classification and fair value

The main financial instruments, classified in accordance with the accounting principles adopted by the Company, are as follows:

	Level	Mar. 31, 2021		Dec. 31, 2020
		Balance	Fair value	Balance	Fair value
Financial assets
Amortized cost (1)
Marketable securities – Cash investments	2	968,606	968,606	1,213,875	1,213,875
Customers and Traders; Concession holders (transmission service)	2	4,451,455	4,451,455	4,534,044	4,534,044
Restricted cash	2	63,448	63,448	63,674	63,674
Accounts receivable from the State of Minas Gerais (AFAC)	2	12,573	12,573	11,614	11,614
Concession financial assets – CVA (Parcel ‘A’ Costs Variation Compensation) Account and Other financial components	3	297,751	297,751	132,681	132,681
Reimbursement of tariff subsidies	2	87,836	87,836	88,349	88,349
Low-income subsidy	2	43,054	43,054	43,072	43,072
Escrow deposits	2	1,106,468	1,106,468	1,055,797	1,055,797
Concession grant fee – Generation concessions	3	2,606,537	2,606,537	2,549,198	2,549,198
		9,637,728	9,637,728	9,692,304	9,692,304
Fair value through profit or loss
Cash equivalents – Cash investments		3,264,836	3,264,836	1,587,337	1,587,337
Marketable securities
Bank certificates of deposit	2	-	-	545,366	545,366
Treasury Financial Notes (LFTs)	1	352,348	352,348	730,806	730,806
Financial Notes – Banks	2	1,527,738	1,527,738	1,635,016	1,635,016
		5,144,922	5,144,922	4,498,525	4,498,525

Derivative financial instruments (Swaps)	3	2,761,582	2,761,582	2,948,930	2,948,930
Derivative financial instruments (Ativas and Sonda Put options)	3	2,528	2,528	2,987	2,987
Concession financial assets – Distribution infrastructure	3	586,335	586,335	559,241	559,241
Reimbursements receivable – Generation	3	816,202	816,202	816,202	816,202
		9,311,569	9,311,569	8,825,885	8,825,885
		18,949,297	18,949,297	18,518,189	18,518,189
Financial liabilities
Amortized cost (1)
Loans, financing and debentures	2	(14,665,503)	(14,665,503)	(15,020,558)	(15,020,558)
Debt with pension fund (Forluz)	2	(452,854)	(452,854)	(472,559)	(472,559)
Deficit of pension fund (Forluz)	2	(543,472)	(543,472)	(540,142)	(540,142)
Concessions payable	3	(25,188)	(25,188)	(23,476)	(23,476)
Suppliers	2	(1,956,774)	(1,956,774)	(2,358,320)	(2,358,320)
Leasing transactions	2	(217,989)	(217,989)	(226,503)	(226,503)
Sector financial liabilities	2	(59,026)	(59,026)	(231,322)	(231,322)
		(17,920,806)	(17,920,806)	(18,872,880)	(18,872,880)
Fair value through profit or loss
SAAG put options	3	(522,988)	(522,988)	(536,155)	(536,155)
		(18,443,794)	(18,443,794)	(19,409,035)	(19,409,035)

(1)	On March 31, 2021 and December 31, 2020, the book values of financial instruments reflect their fair values.

At initial recognition the Company measures its financial assets and liabilities at fair value and classifies them according to the accounting standards currently in effect. Fair value is a measurement based on assumptions that market participants would use in pricing an asset or liability, assuming that market participants act in their economic best interest. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value as follows:

85

§	Level 1 – Active market – Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions made without any preference.

§	Level 2 – No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business model.

§	Level 3 – No active market – No observable inputs: The fair value of investments in securities for which there are no prices quoted on an active market, and/or of derivatives linked to them which are to be settled by delivery of unquoted securities. Fair value is determined based on generally accepted valuation techniques, such as on discounted cash flow analysis or other valuation techniques such as, for example, New Replacement Value (Valor novo de reposição, or VNR).

For assets and liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization.

Fair value calculation of financial positions

Distribution infrastructure concession financial assets: These are measured at New Replacement Value (Valor novo de reposição, or VNR), according to criteria established by the Concession-granting power (‘Grantor’), based on fair value of the concession assets in service and which will be revertible at the end of the concession, and on the weighted average cost of capital (WACC) defined by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig respectively. Changes in concession financial assets are disclosed in Note 13.

Indemnifiable receivable – generation: measured at New Replacement Value (VNR), as per criteria set by regulations of the grantor power, based on the fair value of the assets to be indemnify at the end of the concession.

Marketable securities: Fair value of marketable securities is determined taking into consideration the market prices of the investment, or market information that makes such calculation possible, considering future interest rates and exchange of investments to similar securities. The market value of the security is deemed to be its maturity value discounted to present value by the discount rate obtained from the market yield curve.

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Put options: The Company adopted the Black-Scholes-Merton method for measuring fair value of the Ativas and Sonda options. The fair value of these options was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the underlying shares, also estimated for the date of exercise, brought to present value at the reporting date of interim financial information.

Swaps: Fair value was calculated based on the market value of the security at its maturity adjusted to present value by the discount rate from the market yield curve.

Other financial liabilities: Fair value of its loans, financing and debentures were determined using 132.80% of the CDI rate – based on its most recent funding. For the loans, financing, debentures and debt renegotiated with Forluz, with annual rates between IPCA + 4.10% to 6.20% and CDI + 0.23% to 1.35%, Company believes that their carrying amount is approximated to their fair value.

b)	Derivative financial instruments

Put options

On March 31, 2021 and December 31, 2020, the options values were as follows:

	Mar. 31, 2021	Dec. 31, 2020
Put option – SAAG	522,988	536,155
Put options – Ativas and Sonda	(2,528)	(2,987)
	520,460	533,168

Put option – SAAG

Option contracts were signed between Cemig GT and the private pension entities that participate in the investment structure of SAAG (comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec, jointly, ‘the Investment Structure’), giving those entities the right to sell units in the Funds that comprise the Investment Structure, at the option of the Funds, in the 84th (eighty-fourth) month from June 2014. The exercise price of the Put Options corresponds to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis by the Expanded National Customer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities. This option was considered to be a derivative instrument until the early exercise of the option (for further details, see the next topic of this Note), of accounted at fair value through profit and loss, measured using the Black-Scholes-Merton (“BSM”) model.

A liability of R$522,988 was recorded in the Company’s interim financial information, for the difference between the exercise price and the estimated fair value of the assets. Considering the early liquidation of Funds, and early maturity of put option, this amount was classified as current liabilities.

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The changes in the value of the options are as follows:

Consolidated
Balance at December 31, 2020	536,155
Adjustment to fair value	(13,167)
Balance at March 31, 2021	522,988

This option can potentially dilute basic earning per share. More details, see note 25.

Early liquidation of Funds, and early maturity of put option

On September 9, 2020, the administrator of the FIP funds, Banco Modal S.A., notified its unit holders of the beginning of the early liquidation process of the funds Melbourne, Parma Participações S.A. and FIP Malbec, due to expiration of the period of 180 days from its resignation, and the resignation of the manager of the Fund, from their respective positions, without there having been any indication of new service providers, as specified in the Fund’s Regulations.

As established by contract, funds liquidation is one of the events that would result in expiration date of the option, which the private pension plan entities stated interest in exercising in the period from September 9 to October 2, 2020.

However, the Company’s management believes that the premises and conditions that were the grounds for the investment in Santo Antônio Energia and the legal structure of the various contracts signed for this purpose underwent substantial changes which resulted in the options imbalance.

Thus, using the contractual prerogative contained in the option instruments, the Company invoked the contractual mechanism of Amicable Resolution for the contractual terms negotiation with the private pension plan entities. Since the amicable negotiation did not succeed, the Company invoked the arbitration clause for resolution of conflict between the parties, which awaits the decision of the Brazil Canada Chamber of Commerce of the State of São Paulo. The Company recorded the accounting effects of this contract in accordance with the contracts original terms.

Sonda and Ativas options

The Company , as successor of CemigTelecom, and Sonda Procwork Outsourcing Informática signed a Purchase Option Agreement (issued by Cemig Telecom) and a Sale Option Agreement (issued by Sonda), which resulted in the Company simultaneously having a right (put option) and an obligation (call option) related to the shares held by the investee Ativas Datacenter S.A. (“Ativas”). The exercise price of the put option and the call option is equivalent to fifteen times and seventeen times, respectively, the adjusted net income of Ativas in the period prior to the exercise date. Both options, if exercised, result in the sale of the shares in Ativas, currently owned by the Company, and the exercise of one of the options results in nullity of the other. The options may be exercised as from January 1, 2021.

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The put and call options in Ativas (‘the Ativas Options’) were measured at fair value and posted at their net value, i.e. the difference between the fair values of the two options on the reporting date of the interim financial information of March 31, 2021.

The measurement has been made using the Black-Scholes-Merton (BSM) model. In the calculation of the fair value of the Ativas Options based on the BSM model, the following variables are taken into account: closing price of the underlying asset on March 31, 2021; the risk-free interest rate; the volatility of the price of the underlying asset; the time to maturity of the option; and the exercise prices on the exercise date.

The valuation base date is March 31, 2021, the same date as the closing of the Company’s interim financial information, and the methodology used to calculate the fair value of the company is discounted cash flow (DCF) based on the value of the shares transaction of Ativas by Sonda, occurred on October 19, 2016. Maturity was calculated assuming exercise date between January 1, 2022 and March 31, 2022.This is the first opportunity for the exercise of the option, which will be available at the same period of the following years, since the option grants the Company the right of selling to Sonda its interests held in Ativas, as of 2021.

Considering that the exercise prices of the options are contingent upon the future financial results of Ativas, the estimated exercise prices on the maturity date was based on statistical analyses and information of comparable listed companies.

Swap transactions

Considering that part of the loans and financings of the Company’s subsidiaries is denominated in foreign currency, the companies use derivative financial instruments (swaps and currency options) to protect the servicing associated with these debts (principal plus interest).

The derivative financial instruments contracted have the purpose of protecting the operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The notional amount of derivative transactions are not presented in the statement of financial position, since they refer to transactions that do not require cash as only the gains or losses actually incurred are recorded. The net result of those transactions on March 31, 2021 was a negative adjustment of R$187,348 (positive adjustment of R$1,314,240 on March 31, 2020), which was posted in finance income (expenses).

The counterparties of the derivative transactions are the banks Bradesco, Itaú, Goldman Sachs and BTG Pactual and Cemig is guarantor of the derivative financial instruments contracted by Cemig GT.

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This table presents the derivative instruments as of March 31, 2021 and December 31, 2020.

Assets (1)	Liability (1)	Maturity period	Trade market	Notional amount (2)	Unrealized gain / loss		Unrealized gain / loss
					Carrying amount Mar. 31, 2021	Fair value Mar. 31, 2021	Carrying amount Dec. 31, 2020	Fair value Dec. 31, 2020
US$ exchange variation + Rate (9.25% p.y.)	Local currency + R$ 150.49% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$1,000,000	1,886,397	1,978,224	1,772,477	2,110,490
US$ exchange variation + Rate (9.25% p.y.)	Local currency + R$125.52% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$500,000	645,071	783,358	587,945	838,440
					2,531,468	2,761,582	2,360,422	2,948,930
Current asset						512,050		522,579
Non-current asset						2,249,532		2,426,351

1)	For the US$1 billion Eurobond issued on December 2017: (i) for the principal, a call spread was contracted, with floor at R$ 3.25/US$ and ceiling at R$ 5.00/US$; and (ii) a swap was contracted for the total interest, for a coupon of 9.25% p.a. at an average rate equivalent to 150.49% of the CDI. For the additional US$500 issuance of the same Eurobond issued on July 2018: (1) a call spread was contracted for the principal, with floor at R$ 3.85/US$ and ceiling at R$ 5.00/US$; and (2) a swap was contracted for the interest, resulting in a coupon of 9.25% p.a., with an average rate equivalent to 125.52% of the CDI rate. The upper limit for the exchange rate in the hedge instrument contracted by the Company for the principal of the Eurobonds is R$ 5.00/US$. The instrument matures in December 2024. If the USD/BRL exchange rate is still over R$5.00 in December 2024, the company will disburse, on that date, the difference between the upper limit of the protection range and the spot dollar on that date. The Company is monitoring the possible risks and impacts associated with the dollar being valued above R$5.00, and assessing various strategies for mitigating the foreign exchange risk up to the maturity date of the transaction. The hedge instrument fully protects the payment of six-monthly interest, independently of the USD/BRL exchange rate.
2)	In millions of US$.

In accordance with market practice, Cemig GT uses a mark-to-market method to measure its derivatives financial instruments for its Eurobonds. The principal indicators for measuring the fair value of the swap are the B3 future market curves for the DI rate and the dollar. The Black & Scholes model is used to price the call spread, and one of parameters of which is the volatility of the dollar, measured on the basis of its historic record over 2 years.

The fair value at March 31, 2021 was R$2,761,582 (R$2,948,930 on December 31, 2020), which would be the reference if Cemig GT would liquidate the financial instrument on that date, but the swap contracts protect the Company’s cash flow up to the maturity of the bonds in 2024 and they have carrying amount of R$2,531,468 at March 31, 2021 (R$2,360,422 on December 31, 2020).

Cemig GT is exposed to market risk due to having contracted this hedge, the principal potential impact being a change in future interest rates and/or the future exchange rates. Based on the futures curves for interest rates and dollar, Cemig GT prepare a sensitivity analyses and estimates that in a probable scenario its results at March 31, 2022, would be negatively affected by the swap and call spread at the end of the period in the amount of R$357,205. The fair value of the financial instrument will be R$2,591,725, in which R$1,717,728 refers to the option (call spread) and R$873,997 refers to the swap.

Cemig GT has measured the effects on its net income of reduction of the estimated fair value for the ‘probable’ scenario, analyzing sensitivity for the risks of interest rates, exchange rates and volatility changes, by 25% and 50%, as follows:

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Parent Company and Consolidated	Base scenario Mar. 31, 2021	‘Probable’ scenario:	‘Possible’ scenario exchange rate depreciation and interest rate increase 25%	‘Remote’ scenario: exchange rate depreciation and interest rate increase 50%

Swap (asset)	6,950,394	6,525,631	5,893,268	4,845,622
Swap (liability)	(5,774,504)	(5,651,634)	(5,754,206)	(5,851,436)
Option / Call spread	1,585,692	1,717,728	1,465,877	430,359
Derivative hedge instrument	2,761,582	2,591,725	1,604,939	(575,455)

The same methods of measuring marked to market of the derivative financial instruments described above were applied to the estimation of fair value.

c)	Financial risk management

Corporate risk management is a management tool that is part of the Company’s corporate governance practices, and is aligned with the process of planning, which sets the Company’s strategic business objectives.

The Company monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies to minimize the Company’s exposure to foreign exchange rate risk, interest rate risk, and inflation risks, which are effective, in alignment with the Company’s business strategy.

The main risks to which the Company is exposed are as follows:

Exchange rate risk

The Company and it’s subsidiaries are exposed to the risk of appreciation in exchange rates, with effect on loans and financing, suppliers (energy purchased from Itaipu) and cash flow. For Cemig GT debt denominated in foreign currency, were contracted a derivative financial instrument that protects the risks associated with the interest and principal, in the form of a swap and a call spread, respectively, in accordance with the hedge policy of the Company. The Cemig GT exposures to market risk associated to this instrument is described in the topic “Swap transaction” of this Note. The risk exposure of Cemig D is mitigated by the account for compensation of variation of parcel A items (CVA).

The net exposure to exchange rates is as follows:

Exposure to exchange rates	Mar. 31, 2021		Dec. 31, 2020
	Foreign currency	R$	Foreign currency	R$
US dollar
Loans and financing (Note 21)	(1,554,858)	(8,858,490)	(1,513,592)	(7,865,684)
Suppliers (Itaipu Binacional) (Note 19)	(57,914)	(329,952)	(62,593)	(325,277)
	(1,612,772)	(9,188,442)	(1,576,185)	(8,190,961)
Net liabilities exposed		(9,188,442)		(8,190,961)

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Sensitivity analysis

Based on finance information from its financial consultants, the Company estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real on March 31, 2022 will be an deppreciation of the dollar by 10.48%, to R$5.10. The Company has prepared a sensitivity analysis of the effects on the Company’s net income arising from depreciation of the Real exchange rate considering the increase of 25%, and 50%, in relation to this ‘probable’ scenario.

Risk: foreign exchange rate exposure	Base Scenario	‘Probable’ scenario US$=R$5.10	‘Possible’ scenario US$= R$6.38	‘Remote’ scenario US$=R$7.65
US dollar
Loans and financings (Note 21)	(8,858,490)	(7,929,774)	(9,919,991)	(11,894,660)
Suppliers (Itaipu Binacional) (Note 19)	(329,952)	(295,360)	(369,490)	(443,040)
	(9,188,442)	(8,225,134)	(10,289,481)	(12,337,700)

Net liabilities exposed	(9,188,442)	(8,225,134)	(10,289,481)	(12,337,700)
Net effect of exchange rate fluctuation	-	963,308	(1,101,039)	(3,149,258)

Company has entered into swap operations to replace the exposure to the US dollar fluctuation with exposure to fluctuation in the CDI Rate, as described in more detail in the item ‘Swap Transactions’ in this Note.

Interest rate risk

The Company and it’s subsidiaries are exposed to the risk of decrease in Brazilian domestic interest rates on March 31, 2021. This risk arises from the effect of variations in Brazilian interest rates on financial revenues from cash investments made by the Company, and also to the financial assets related to the CVA and other financial components, net of the effects on financial expenses associated to loans, financings and debentures in Brazilian currency, and also sectorial financial liabilities.

Part of the loans and financings in Brazilian currency comprises financings obtained from various financial agents that specify interest rates taking into account basic interest rates, the risk premium compatible with the companies financed, their guarantees, and the sector in which they operate.

The Company does not contract derivative financial instruments for protection from this risk. Variations in interest rates are continually monitored with the aim of assessing the need for contracting of financial instruments that mitigate this risk.

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This exposure occurs as a result of net assets (liabilities) indexed to variation in interest rates, as follows:

Risk: Exposure to domestic interest rate changes	Mar. 31, 2021	Dec. 31, 2020
Assets
Cash equivalents – Cash investments (Note 5) – CDI	3,264,836	1,587,337
Marketable securities (Note 6) – CDI / SELIC	2,848,692	4,125,063
Restricted cash – CDI	63,448	63,674
CVA and in tariffs (Note 13) – SELIC	297,751	132,681
	6,474,727	5,908,755
Liabilities
Loans, financing and debentures (Note 21) – CDI	(1,884,989)	(2,310,590)
Loans, financing and debentures (Note 21) – TJLP	(61,583)	(72,726)
Sector financial liabilities (note 13)	(59,026)	(231,322)
	(2,005,598)	(2,614,638)
Net assets exposed	4,469,129	3,294,117

Sensitivity analysis

In relation to the most significant interest rate risk, Company estimates that, in a probable scenario, at March 31, 2022 Selic and TJLP rates will be 5.50% and 5.12%, respectively. The Company has made a sensitivity analysis of the effects on its net income arising from increases in rates of 25% and 50% in relation to the ‘probable’ scenario. Fluctuation in the CDI rate accompanies the fluctuation of Selic rate.

Risk: Increase in Brazilian interest rates	Mar. 31, 2021	Mar. 31, 2022
	Book value	‘Probable’ scenario Selic 5.50% TJLP 5.12%	‘Possible’ scenario Selic 4.13% TJLP 3.84%	‘Remote’ scenario Selic 2.75% TJLP 2.56%
Assets
Cash equivalents (Note 5)	3,264,836	3,444,402	3,399,674	3,354,619
Marketable securities (Note 6)	2,848,692	3,005,370	2,966,343	2,927,031
Restricted cash	63,448	66,938	66,068	65,193
CVA and Other financial components – SELIC (Note 13)	297,751	314,127	310,048	305,939
	6,474,727	6,830,837	6,742,133	6,652,782
Liabilities
Loans and financing (Note 21) – CDI	(1,884,989)	(1,988,663)	(1,962,839)	(1,936,826)
Loans and financing (Note 21) – TJLP	(61,583)	(64,736)	(63,948)	(63,160)
Sector financial liabilities (Note 13)	(59,026)	(62,048)	(61,293)	(60,537)
	(2,005,598)	(2,115,447)	(2,088,080)	(2,060,523)

Net assets (liabilities) exposed	4,469,129	4,715,390	4,654,053	4,592,259
Net effect of fluctuation in interest rates		246,261	184,924	123,130

Increase in inflation risk

The Company and it’s subsidiaries are exposed to the risk of increase in inflation index on March 31, 2021. A portion of the loans, financings and debentures as well as the pension fund liabilities are adjusted using the IPCA (Expanded National Customer Price). The revenues are also adjusted using the IPCA and IGP-M index, mitigating part of the Company risk exposure. This table presents the Company’s net exposure to inflation index:

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Exposure to increase in inflation	Mar. 31, 2021	Dec. 31, 2020
Assets
Concession financial assets related to Distribution infrastructure - IPCA (1)	586,335	559,241
Receivable from Minas Gerais state government (AFAC) – IGPM (Note 10 and 29)	12,573	11,614
Concession Grant Fee – IPCA (Note 13)	2,606,537	2,549,198
	3,205,445	3,120,053

Liabilities
Loans, financing and debentures – IPCA and IGP-DI (Note 21)	(3,946,617)	(4,863,087)
Debt with pension fund (Forluz) – IPCA	(452,854)	(472,559)
Deficit of pension plan (Forluz) – IPCA	(543,472)	(540,142)
	(4,942,943)	(5,875,788)
Net assets (liabilities) exposed	(1,737,498)	(2,755,735)

(1) Portion of the concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the grantor (Aneel) after the 4rd tariff review cycle.

Sensitivity analysis

In relation to the most significant risk of reduction in inflation index, reflecting the consideration that the Company has more assets than liabilities indexed to inflation indices, the Company estimates that, in a probable scenario, at March 31, 2022 the IPCA inflation index will be 4.02% and the IGPM inflation index will be 3.85%. The Company has prepared a sensitivity analysis of the effects on its net income arising from a reduction in inflation of 25% and 50% in relation to the ‘probable’ scenario.

Risk: increase in inflation	Mar. 31, 2021	Mar. 31, 2022
	Amount Book value	‘Probable’ scenario IPCA 4.02% IGPM 3.85%	‘Possible’ scenario (25%) IPCA 5.03% IGPM 4.81%	‘Remote’ scenario (50%) IPCA 6.03% IGPM 5.78%
Assets
Concession financial assets related to Distribution infrastructure – IPCA (1)	586,335	609,852	615,758	621,612
Accounts receivable from Minas Gerais state government (AFAC) – IGPM index (Note 10 and 29)	12,573	13,057	13,178	13,300
Concession Grant Fee – IPCA (Note 13)	2,606,537	2,711,320	2,737,646	2,763,711
	3,205,445	3,334,229	3,366,582	3,398,623

Liabilities
Loans, financing and debentures – IPCA and IGP-DI (Note 21)	(3,946,617)	(4,105,271)	(4,145,132)	(4,184,598)
Debt agreed with pension fund (Forluz) – IPCA	(452,854)	(471,059)	(475,633)	(480,161)
Deficit of pension plan (Forluz)	(543,472)	(565,320)	(570,809)	(576,243)
	(4,942,943)	(5,141,650)	(5,191,574)	(5,241,002)
Net asset (liability) exposed	(1,737,498)	(1,807,421)	(1,824,992)	(1,842,379)
Net effect of fluctuation in IPCA and IGP–M indices		(69,923)	(87,494)	(104,881)

(1) Portion of the Concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the grantor (Aneel) after the 4rd tariff review cycle.

Liquidity risk

Cemig has sufficient cash flow to cover the cash needs related to its operating activities.

The Company manages liquidity risk with a group of methods, procedures and instruments that are coherent with the complexity of the business, and applied in permanent control of the financial processes, to guarantee appropriate risk management.

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Cemig manages liquidity risk by permanently monitoring its cash flow in a budget-oriented manner. Balances are projected monthly, for each one of the companies, over a period of 12 months, and daily liquidity is projected over 180 days.

Short-term investments must comply with investing principles established in the Company’s Cash Investment Policy. These include applying its resources in private credit investment funds, without market risk, and investment of the remainder directly in bank CDs or repo contracts which earn interest at the CDI rate.

In managing cash investments, the Company seeks to obtain profitability through a rigid analysis of financial institutions’ credit risk, applying operational limits for each bank, based on assessments that take into account their ratings, exposures and balance sheet. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

Any reduction in the Company’s ratings could result in a reduction of its ability to obtain new financing and could also make refinancing of debts not yet due more difficult or more costly. In this situation, any financing or refinancing of the Company’s debt could have higher interest rates or might require compliance with more onerous covenants, which could additionally cause restrictions to the operations of the business.

The flow of payments of the Company’s obligation to suppliers, debts with the pension fund, loans, financing and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is as follows:

Consolidated	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- loating rates
Loans, financing and debentures	59,893	591,073	1,790,603	13,058,363	1,721,256	17,221,188
Onerous concessions	299	590	2,549	11,755	15,118	30,311
Debt with pension plan (Forluz) (Note 23)	12,862	25,761	117,553	371,810	-	527,986
Deficit of the pension plan (FORLUZ) (Note 23)	5,682	11,444	52,100	301,173	509,882	880,281
	78,736	628,868	1,962,805	13,743,101	2,246,256	18,659,766
- Fixed rate
Suppliers	1,723,588	231,616	1,570	-	-	1,956,774
	1,802,324	860,484	1,964,375	13,743,101	2,246,256	20,616,540

Parent company	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financing and debentures	-	-	50,274	-	-	50,274
Debt with pension plan (Forluz) (Note 23)	633	1,267	5,784	18,293	-	25,977
Deficit of the pension plan (FORLUZ) (Note 23)	280	563	2,563	14,818	25,086	43,310
	913	1,830	58,621	33,111	25,086	119,561
- Fixed rate
Suppliers	1,612	-	-	-	-	1,612
	2,525	1,830	58,621	33,111	25,086	121,173

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Credit risk

The distribution concession contract requires levels of service on a very wide basis within the concession area, and disconnection of supply of defaulting customers is permitted. Additionally, the Company uses numerous tools of communication and collection to avoid increase in default. These include: telephone contact, emails, text messages, collection letters, posting of customers with credit protection companies, and collection through the courts.

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its customers is considered to be low. The credit risk is also reduced by the extremely wide customers’ base.

The allowance for doubtful accounts receivable recorded on March 31, 2021, considered to be adequate in relation to the credits in arrears receivable by the Company and its subidiaries was R$747,620.

Company and its subsidiaries manage the counterparty risk of financial institutions based on an internal policy, applied since 2004.

This Policy assesses and scales the credit risks of the institutions, the liquidity risk systemic risk related to macroeconomic and regulatory conditions, the market risk of the investment portfolio and the Treasury operational risk.

All investments are made in financial securities that have fixed-income characteristics, always indexed to the CDI rate. The Company does not carry out any transactions that would bring volatility risk into its interim financial information.

As a management instrument, the Company and its subsidiaries divide the investment of its funds into direct purchases of securities (own portfolio) and investment funds. The investment funds invest the funds exclusively in fixed income products, having companies of the Group as the only unit holders. They obey the same policy adopted in the investments for the Company’s directly-held own portfolio.

The minimum requirements for concession of credit to financial institutions are centered on three items:

1.	Rating by three risk rating agencies.
2.	Equity greater than R$400 million.

3.      Basel ratio one percentage point above the minimum set by the Brazilian Central Bank.

Banks that exceed these thresholds are classified in three groups, in accordance with their equity value, plus a specific segment comprising those whose credit risk is associated only with federal government, and within this classification, limits of concentration by group and by institution are set:

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Group	Equity	Limit per bank (% of equity)*
Federal Risk (FR)	-	10%
A1	Over R$ 3.5 billion	Between 6% and 9%
A2	Between R$ 1.0 billion and R$ 3.5 billion	Between 5% and 8%
A3	Between R$400 million and R$ 1.0 billion	Between 0% and 7%

* The percentage assigned to each bank depends on individual assessment of indicators, e.g. liquidity, and quality of the credit portfolio.

Further to these points, Cemig also sets two concentration limits:

1.	No bank may have more than 30% of the Group’s portfolio.
2.	“Federal Risk” and “A1” banks may have more than 50% of the portfolio of any individual company.

COVID-19 Pandemic – Risks and uncertainties related to Cemig’s business

The Company’s assessment concerning the risks and potential impacts of Covid-19 are disclosed in Note 1c.

Risk of over-contracting and under-contracting of energy supply

Sale or purchase of energy supply in the spot market to cover a positive or negative exposure of supply contracted, to serve the captive market of Cemig D, is an inherent risk to the energy distribution business. The regulatory agent limits for 100% pass-through to customers the exposure to the spot market, valued at the difference between the distributor’s average purchase price and the spot price (PLD), is only the margin between 95% and 105% of the distributor’s contracted supply. Any exposure that can be proved to have arisen from factors outside the distributor’s control (‘involuntary exposure’) may also be passed through in full to customers. Company’s management is continually monitories its contracts for purchase of energy supply to mitigate the risk of exposure to the spot market.

On April 07, 2020, Aneel expanded the limit of total amount of energy that can be declared by energy distributors in the process of the mechanism for the sale of surplus (‘Mecanismo de Venda de Excedentes’ - MVE), during 2020, from 15% to 30%, for the purpose of facilitating contractual reductions, considering the scenario caused by Covid-19 pandemic.

On May 18, 2020, the Decree 10,350/2020 authorized the creation and management of the Covid Account by the CCEE (Power Trading Chamber), whose purposes includes the coverage of the financial effects of over contracting caused by the pandemic. The amount estimated for this coverage was R$212,473. The Decree also added a sub-item to Article 3 of the Decree 5,163/2004, reducing the charge arising from the effects of the Covid-19 pandemic, calculated in accordance with an Aneel regulation, as one of the possible items to be treated as involuntary over contracting, and as a result passed through to customers.

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Risk of continuity of the concession

The risk to continuity of the distribution concession arises from the new terms included in the extension of Cemig D’s concession for 30 years from January 1, 2016, as specified by Law 12,783/13. The extension introduced changes to the present contract, conditional upon compliance by the distributor with new criteria for quality, and for economic and financial sustainability.

The extension is conditional on compliance with indicators contained in the contract itself, which aim to guarantee quality of the service provided and economic and financial sustainability of the company. These are determinant for actual continuation of the concession in the first five years of the contract, since non-compliance with them in two consecutive years, or in the fifth year, results in cancellation of the concession.

Additionally, as from 2021, non-compliance with the quality criteria for three consecutive years, or the minimum parameters for economic/financial sustainability for two consecutive years, results in opening of proceedings for termination of the concession.

Due to the inspection carried out by Aneel, the indicators of efficiency criteria regarding service continuity were recalculated for the period from January 2016 to May 2019, resulting in a non-compliance of the annual global limit for the indicator DEC (Customer Unit Average Outage Duration) for the periods of 2016 and 2017. Once the DEC calculated for the period of 2019 also exceeded the regulatory global limit, the prohibition on declaration of dividends and interest on equity, provided in Article 2º of Aneel Normative Resolution 747/2016, was applied, limiting the amount of Cemig D dividend and interest on equity, isolated or jointly, to 25% of net income, less the amounts allocated to the legal reserve and the Contingency Reserve. It is important to note that the internal indicators (DECi and FECi) for maintaining the distribution concession were complied with in all periods.

The efficiency criteria for continuity of supply and for economic and for financial management, required to maintain the distribution concession, were met in the period ended March 31, 2021.

Hydrological risk

The greater part of the energy sold by the Company’s subsidiaries is generated by hydroelectric plants. A prolonged period of drought can result in lower water volumes in the reservoirs of these plants, which can lead to an increase in the cost of acquisition of energy, due to replacement by thermoelectric generation, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving of energy. Prolongation of the generation of energy using the thermal plants could pressure costs of acquisition of supply for the distributors, causing a greater need for cash, and could result in future increases in tariffs.

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Risk of debt early maturity

The Company’s subsidiaries have loan contracts with restrictive covenants normally applicable to this type of transaction, related to compliance with a financial index. Non-compliance with these covenants could result in earlier maturity of debts.

On March, 31, 2021, the Company and its subsidiaries was compliant with all the covenants for financial index requiring half-yearly and annual compliance. More details in Note 21.

Capital management

This table shows comparisons of the Company’s net liabilities and its equity:

	Consolidated		Parent company
	Mar. 31, 2021	Dec. 31, 2020	Mar. 31, 2021	Dec. 31, 2020
Total liabilities	35,111,227	36,605,732	2,521,810	2,589,817
(–) Cash and cash equivalents	(3,332,411)	(1,680,397)	(1,777,947)	(422,647)
(–) Restricted cash	(63,448)	(63,674)	(351)	(349)
Net liabilities	31,715,368	34,861,661	743,512	2,166,821

Total equity	17,899,827	17,477,348	17,894,867	17,472,666
Net liabilities / equity	1.77	2.00	0.04	0.12

31.	OPERATING SEGMENTS

The operating segments of the Company and its subsidiaries reflect their management and their organizational structure, used to monitoring its results. They are aligned with the regulatory framework of the Brazilian energy industry. The Company also operates in the gas market, through its subsidiary Gasmig, and in other businesses with less impact on the results of its operations.

These segments are reflected in the Company’s management, organizational structure, and monitoring of results.

As from 1° quarter of 2021, the Executive Board has begun to make a separate performance evaluation of the energy trading activity, using information on its results to support decisions on application of funds to this sector of the business. This change in the separation of details by operational segment as disclosed by the Company arises from the growing importance of the activity of this segment in the energy market for complying with and maintaining the Company’s contractual obligations, especially after the reduction of the Company’s own generation capacity – hence this decision on criteria for segregation, to obtain separate information on the profit and loss of this segment. The energy trading activity, as an operational segment, comprises purchase and sale of electricity in the Free and Regulated markets, and the activities related to its commercial and market procedures, including transactions on the Power Trading Exchange (CCEE).

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In a further separation of segmented management and analysis, we are now monitoring and evaluating the results of the affiliated and jointly-controlled companies overseen by the department of the Chief Officer for Holdings (‘CemigPar’) as a single segment, evaluating Cemig’s non-controlling stockholdings, in line with the Company’s business strategies. The main aim of separation of this segment is to monitor compliance with the targets established by these companies, to ensure sustainability and maximization of their return for the company. The results of the subsidiaries Gasmig and Cemig Sim are also included in this segment, since their management and analysis of performance, too, is linked to the CemigPar management unit (the office of the Chief Officer for Holdings).

Thus, as from 1° quarter of 2021, the segment information started be presented separately into the following 5 reportable segments:

Generation: Comprise production of electricity from hydroelectric and wind facilities.

Transmission: Comprise construction, operation and maintenance of transmission lines and substations.

Trading: Comprise trading in electricity and provision of related services

Distribution: Comprise provision of electricity distribution services, including operation and maintenance of the related infrastructure and services.

Investees: Comprise management of the equity interests in which the company does not have stockholding control, in line with the Company’s business strategies. The results of the subsidiaries Gasmig and Cemig Sim are also included in this segment, since their management, too, is linked to the CemigPar management unit (the office of the Chief Officer for Holdings).

Transfer of energy from the generation activity to the trading activity comprises a transaction between segments, since it consists of obtaining of revenue from the sale of electricity generated, and costs for purchase of electricity to be traded – these are measured at sale prices estimated in accordance with criteria based on the Company’s model for management of these businesses, using market prices as a reference.

This table shows the segment information in the new segmentation base, for first quarter 2021 and 2020, on a consolidated basis:

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INFORMATION BY SEGMENT AS OF AND FOR THE PERIOD ENDED MARCH 31, 2021
ACCOUNT/DESCRIPTION	ENERGY				INVESTEES	TOTAL	INTER SEGMENT TRANSACTIONS (1)	RECONCILIATION (2) (3)	TOTAL
	GENERATION	TRANSMISSION	TRADING	DISTRIBUTION
NET REVENUE	737,997	226,450	1,380,435	4,661,974	580,061	7,586,917	(374,384)	(101,792)	7,110,741

COST OF ENERGY AND GAS	(141,367)	(49)	(1,262,728)	(2,913,613)	(387,525)	(4,705,282)	374,384	88,947	(4,241,951)

OPERATING COSTS AND EXPENSES
Personnel	(33,768)	(27,188)	(5,227)	(212,509)	(26,656)	(305,348)	-	(2,106)	(307,454)
Employees’ and managers’ profit sharing	(3,110)	(2,757)	(542)	(20,097)	(3,008)	(29,514)	-	-	(29,514)
Post-employment obligations	(9,791)	(8,837)	(1,701)	(71,897)	(14,457)	(106,683)	-	-	(106,683)
Materials, outsourced services and others expenses (revenues)	(40,975)	(24,350)	(2,639)	(359,142)	(22,751)	(449,857)	-	9,573	(440,284)
Depreciation and amortization	(46,846)	(823)	(136)	(164,258)	(26,492)	(238,555)	-	124	(238,431)
Operating provisions (reversals)	(16,289)	(3,145)	584	(18,112)	7,504	(29,458)	-	5,254	(24,204)
Construction costs	-	(19,065)	-	(321,301)	(8,009)	(348,375)	-	-	(348,375)
Total cost of operation	(150,779)	(86,165)	(9,661)	(1,167,316)	(93,869)	(1,507,790)	-	12,845	(1,494,945)

OPERATING COSTS AND EXPENSES	(292,146)	(86,214)	(1,272,389)	(4,080,929)	(481,394)	(6,213,072)	374,384	101,792	(5,736,896)

Periodic tariff review, net	-	5,816	-	-	-	5,816	-	-	5,816
Gains arising from the sale of non-current asset held for sale	-	-	-	-	108,550	108,550	-	-	108,550
Equity in earnings of unconsolidated investees, net	62,645	-	-	-	56,042	118,687	-	-	118,687

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	508,496	146,052	108,046	581,045	263,259	1,606,898	-	-	1,606,898
Finance income	(432,234)	(217,394)	2,945	(39,455)	(579,082)	(1,265,220)	-	-	(1,265,220)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	76,262	(71,342)	110,991	541,590	(315,823)	341,678	-	-	341,678
Income tax and social contribution tax	14,951	23,491	(35,307)	(149,439)	226,977	80,673	-	-	80,673
NET INCOME (LOSS) FOR THE PERIOD	91,213	(47,851)	75,684	392,151	(88,846)	422,351	-	-	422,351
Equity holders of the parent	91,213	(47,851)	75,684	392,151	(89,165)	422,032	-	-	422,032
Non-controlling interests	-	-	-	-	319	319	-	-	319

(1) The only inter-segment transactions are from the generation to the trading segment, as explained above.

(2) The reconciliation between the published amounts for the segments and the accounting information on revenue and costs indicates the transactions between the consolidated companies (eliminations).

(3) The information on operational costs and expenses separated by type is segregated in accordance with the internal business model, which has immaterial differences in relation to the accounting information.

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INFORMATION BY SEGMENT AS OF AND FOR THE PERIOD ENDED MARCH 31, 2020
ACCOUNT/DESCRIPTION	ENERGY				INVESTEES	TOTAL	INTER SEGMENT TRANSACTIONS (1)	RECONCILIATION (2) (3)	TOTAL
	GENERATION	TRANSMISSION (RESTATED)	TRADING (1)	DISTRIBUTION
CONTINUING OPERATIONS
NET REVENUE	1,700,601	176,286	-	3,777,379	464,806	6,119,072	-	(77,088)	6,041,984
COST OF ENERGY AND GAS
Energy bought for resale	(913,749)	-	-	(1,919,179)	-	(2,832,928)	-	18,433	(2,814,495)
Charges for use of the national grid	(49,434)	(56)	-	(372,581)	-	(422,071)	-	57,059	(365,012)
Gas bought for resale	-	-	-	-	(311,925)	(311,925)	-	-	(311,925)
Total	(963,183)	(56)	-	(2,291,760)	(311,925)	(3,566,924)	-	75,492	(3,491,432)

OPERATING COSTS AND EXPENSES
Personnel	(46,219)	(28,839)	-	(215,679)	(20,869)	(311,606)	-	-	(311,606)
Employees’ and managers’ profit sharing	(3,769)	(2,430)	-	(16,401)	(3,240)	(25,840)	-	-	(25,840)
Post-employment obligations	(12,188)	(10,339)	-	(71,202)	(11,676)	(105,405)	-	-	(105,405)
Materials, outsourced services and others expenses (revenues)	(33,579)	(13,267)	-	(313,466)	(12,995)	(373,307)	-	1,596	(371,711)
Depreciation and amortization	(51,189)	(1,250)	-	(163,082)	(27,231)	(242,752)	-		(242,752)
Operating provisions (reversals)	(28,438)	(2,844)	-	(125,748)	(2,086)	(159,116)	-		(159,116)
Construction costs	-	(47,198)	-	(248,407)	(14,666)	(310,271)	-		(310,271)
Total cost of operation	(175,382)	(106,167)	-	(1,153,985)	(92,763)	(1,528,297)	-	1,596	(1,526,701)

OPERATING COSTS AND EXPENSES	(1,138,565)	(106,223)	-	(3,445,745)	(404,688)	(5,095,221)	-	77,088	(5,018,133)

Fair value of business combination	-	51,736	-	-	-	51,736	-		51,736
Impairment (reversals) of assets held for sale	-	-	-	-	(609,160)	(609,160)	-		(609,160)
Equity in earnings of unconsolidated investees, net	9,799	-	-	-	72,143	81,942	-		81,942

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	571,835	121,799	-	331,634	(476,899)	548,369	-		548,369
Finance income	1,213,238	128,988	-	128,024	12,485	1,482,735	-		1,482,735
Finance expenses	(1,833,705)	(199,122)	-	(162,440)	(14,214)	(2,209,481)	-		(2,209,481)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	(48,632)	51,665	-	297,218	(478,628)	(178,377)	-		(178,377)
Income tax and social contribution tax	41,524	(3,057)	-	(100,629)	172,406	110,244	-		110,244
NET INCOME (LOSS) FOR THE PERIOD	(7,108)	48,608	-	196,589	(306,222)	(68,133)	-		(68,133)
Equity holders of the parent	(7,108)	48,608	-	196,589	(306,491)	(68,402)	-		(68,402)
Non-controlling interests	-	-	-	-	269	269	-		269

(1)	The results of the Trading business are presented in the Generation segment, since in 2020 this activity was considered to be an element of the generation business, and segregating it using the assumptions of the new segmentation base is impracticable. Thus, for 1Q20 we do not present the trading segment and there are no inter-segment transactions.
(2)	The reconciliation between the published amounts for the segments and the accounting information on revenue and costs indicates the transactions between the consolidated companies (eliminations).
(3)	The information on operational costs and expenses separated by type is segregated in accordance with the internal business model, which has immaterial differences in relation to the accounting information.

The information for assets by segment is not presented, because this is not part of the information made available to the Company’s management.

As stated in Note 2.3, the effects of the retrospective application adjustments in balances for March 31, 2020 only affected the transmission segment.

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32.	ASSETS AND LIABILITIES AS HELD FOR SALE

On March 31, 2021 and December 31, 2020 assets and liabilities classified as held for sale, and the results of discontinued and continuing operations, were as follows:

Consolidated and Parent company – Statements of financial position	Mar. 31, 2021	Dec. 31, 2020
Assets held for sale – investment in an affiliate	-	1,258,111

Sale of retained investiment in Light on January 2021

On January 22, 2021, the public offering of common shares in Light was completed. This offering comprises: (a) primary distribution of 68,621,264 new common shares in Light (“the Primary Offering”); and (b) a secondary distribution, of the Company shares, with restricted placement efforts. The Company sold its entire holding of shares in Light at R$20.00 per share for a total of R$1,372,425.

As a result, the Company recognized, in January, 2021, the gain before taxes of R$108,550, considering the carrying amount of the non-current asset held for sale at the transaction date. The fiscal cost of the investment was adjusted for the tax calculation, pursuant to tax law, considering the equity value of the investment, plus the goodwill and the excess of net fair value of the investee’s identifiable assets and liabilities over the cost paid in the step-acquisitions.

Consolidated and Parent company
Cemig’s shares	68,621,263
Sale price of the shares – January 21, 2021	20.00
Total value	1,372,425
Estimated cost to sell (0.42%) (1)	(5,764)
Fair value, less cost to sell on 01/22/2021	1,366,661
Non-current asset held for sale carrying amount in 12/31/2020	(1,258,111)
Gains arising from the sale of non-current asset held for sale	108,550
IRPJ and CSLL	(36,907)
Gain after taxes	71,643

(1)	The estimated cost to sell includes financing, accounting and legal advices services.

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33.        NON-CASH TRANSACTIONS

On March 31, 2021 and 2020, the Company had the following transactions not involving cash, which are not reflected in the Cash flow statement:

§	Capitalized financial costs of R$6,538 on the period enden on March 31, 2021 (R$16,698 on March 31, 2020);
§	Except for the cash arising from the business combination, in the amount of R$27,110, and the payment of R$44,775, the acquisition of the Centroeste’s remaining equity interest did not generate effects in the Company’s cash flow, in the 1º quarter of 2020;
§	Lease addition in the amount of R$1,488 on March 31, 2021.

34.        SUBSEQUENT EVENTS

2021 Programmed Voluntary Retirement Plan (‘PDVP’)

On May 2021, the Company approved the Programmed Voluntary Retirement Plan for 2021 (‘the 2021 PDVP’). All the employees are eligible to join the program, except as provided for in the Program, from May 10 to 31, 2021. The program will pay the standard legal payments for voluntary termination of employment and a bonus, as an indemnity, which is calculated by the application of a percentage determined by the length of time the employee has worked for Cemig, on the current remuneration, for each year of employment, according to the Program terms, and, for those employees whose job tenure in Cemig is longer than 36 years, the value of 10.5 remunerations.

Process of evaluating disinvestment strategies

As disclosed in the Material Announcement of May 6, 2021, by continuing the process of evaluating disinvestment structures of its entire equity interest in Taesa, the transaction will be effected by a special Auction to be held in the location and according to the rules specified by the São Paulo stock exchange (B3).

Cemig intends to carry out the Transaction in accordance with the tentative timetable bellow, which does not in any way bind the Company, nor Taesa. The definitive timetable of the Transaction will be contained in the Auction Announcement to be published at the opportune time.

Principal phases	Dates
Period for diligence by potential acquirers	05/06/2021 to 07/30/2021
Publication of the Auction Announcement, with details of the terms and conditions of the Transaction	First half of june, 2021
Delivery of envelopes for participation in the Auction, including one with the financial proposals for acquisition of the entire equity interest of Cemig in Taesa	Until July 30, 2021
Ratification of the result of the Auction	By August, 2021)

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After ratification of the result of the Auction, further stages will be necessary for the transaction, including signature of the related share purchase agreement, and compliance with the applicable precedent conditions.

The competitive procedure organization should not be considered as an obligation on the part of the Company to hold the auction, nor as an announcement of a public offering for distribution of securities. The Company can revoke or alter this tentative timetable at any time, and the conditions and characteristics of the transaction of disinvestment structures of its entire equity interest in Taesa, which depends on corporate approvals necessary for the transaction.

Gasmig tariff adjustment

By Resolution 23 of April 29, 2021, the Minas Gerais State Economic Development Department (SEDE) approved new tariffs to be applied by Gasmig for the various consumer categories: from May 1, 2021 for the industrial, natural gas, industrial compressed gas, and co-generation user categories; and from June 3, 2021 for the automotive industry. This resulted in an average increase of 21% over the tariffs in effect since April 2021. This increase was made in reference to the variation in the cost of gas acquired by the Company.

CONSOLIDATED RESULTS

(Figures in R$ ’000 unless otherwise indicated)

Net income for the period

From January to March 2021, Cemig reports profit of R$422,351, compared to a loss of R$68,133 (restated) in the same period in 2020. The higher profit in 2021 basically reflects the higher revenues in 1Q21, and also recognition in 2020 of an impairment (net of tax) of R$402,046 in Assets held for sale. The following items describe the main variations between the two periods in revenues, costs, expenses and financial items.

Ebitda (Earnings before interest, tax, depreciation and amortization)

Cemig’s consolidated adjusted Ebitda, with the removal of non-recurrent items, higher in 22.92% on first quarter of 2021 compared to the same period of 2020, whereas the adjusted Ebitda margin higher from 22.32% to 23.33%. Consolidated Ebitda higher 133.25% on first quarter of 2021 compared to the same period of 2020, whereas the Ebitda margin was 13.09% on first quarter of 2020 to 25.97% on the same period of 2021.

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EBITDA - R$’000	Jan to Mar 2021	Jan to Mar 2020 (Restated)	Charge %
Net income for the period	422,351	(68,133)	-
+ Income tax and Social Contribution tax	(80,673)	(110,244)	(26.82)
+ Net financial revenue (expenses)	1,265,220	726,746	74.09
+ Depreciation and amortization	238,431	242,752	(1.78)
= Ebitda according to “CVM Instruction 527” (1)	1,845,329	791,121	133.25
Non-recurrent items
+ Non-controlling interests	(319)	(269)	18.59
+ Impairment (reversals) of assets held for sale (Note 32)	-	609,160	-
+ Periodic Tariff Review adjustments	(5,816)	-	-
+ Obligations arising from investment contracts (Note 27)	5,379	-	-
+ Gains arising from the sale of non-current asset held for sale	(108,550)	-	-
+ Reversal of tax provisions	(78,688)	-	-
+ Result of business combination (note 15)	-	(51,736)	-
Ebitda Adjusted (2)	1,657,335	1,348,276	22.92

(1)	Ebitda is a non-accounting measure prepared by the Company, reconciled with its consolidated interim financial information in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Instruction 527 of October 4, 2012. It comprises: net income adjusted for the effects of net financial revenue (expenses), depreciation, amortization and income tax and the social contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net income or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.
(2)	The Company adjusts the EBITDA measured according to CVM Instruction 527 removing non-current items, which, because of their nature, do not contribute towards information on the potential of future cash generation, since they are extraordinary items.

The higher Ebitda in 1Q21 than 1Q20 mainly reflects net revenue 17.69% higher year-on-year, partially offset by operational costs, excluding depreciation and amortization, 12.87% higher YoY. The higher Ebitda – calculated in accordance with CVM Instruction 527/2012 – mainly reflects the impairment of assets held for sale in 1Q20, of R$620,160, and also the positive effects on revenues in 1Q21.

The main items in revenue in the period, are as follow:

Revenue from supply of energy

Revenue from supply of energy from January to March 2021 was R$6,951,837, 2.72% higher than the same period in 2020 (R$6,767,438).

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Final customers

Revenue from energy sold to final customers, excluding Cemig’s own consumption, from January to March 2021 was R$6,275,015, or 7.16% higher than the figure in the same period of 2020, R$5,855,898.

Main factors:

§	The annual tariff adjustment for Cemig D, effective July 1, 2020, with average upward effect on customer tariffs of 4.27%. As from August 19, 2020, the adjustment was recalculated, resulting in the adjustment having a null effect on customer tariffs, due to reimbursement to customers of R$714,339, corresponding to the escrow deposits released after the success of Cemig’s legal action (against which there is no further appeal), which recognized the right to exclude the ICMS amounts from the calculation basis of PIS/Pasep and Cofins taxes;
§	increase of 2.70% in volume of sales to the final customers.

Cemig’s energy market

The total for sales in Cemig’s consolidated energy market comprises sales to: (i) Captive customers in Cemig’s concession area in the State of Minas Gerais; (ii) Free Customers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL); (iii) other agents of the energy sector – traders, generators and independent power producers, also in the Free Market; (iv) Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and (v) the Power Trading Chamber (Câmara de Comercialização de Energia Elétrica – CCEE), eliminating transactions between companies of the Cemig Group.

This table details Cemig’s market and the changes in sales of energy by customer category, comparing the period from January to March 2021 to the same period in 2020:

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Revenue from supply of energy

	Jan to Mar 2021			Jan to Mar 2020			Charge %
	MWh (2)	R$	Average price billed (R$/MWh) (1)	MWh (2)	R$	Average price billed (R$/MWh) (1)	MWh	R$
Residential	2,875,007	2,659,585	925.07	2,785,000	2,559,054	918.87	3.23	3.93
Industrial	3,801,715	1,210,151	318.32	3,343,944	1,047,152	313.15	13.69	15.57
Commercial, Services and Others	2,105,940	1,320,731	627.15	2,443,717	1,440,399	589.43	(13.82)	(8.31)
Rural	844,374	534,815	633.39	775,005	472,819	610.09	8.95	13.11
Public authorities	186,717	137,104	734.29	217,006	157,868	727.48	(13.96)	(13.15)
Public lighting	355,356	211,955	596.46	339,494	152,776	450.01	4.67	38.74
Public services	347,115	194,880	561.43	335,474	178,663	532.57	3.47	9.08
Subtotal	10,516,224	6,269,221	596.15	10,239,640	6,008,731	586.81	2.70	4.34
Own consumption	8,560	-	-	9,406	-	-	(8.99)	-
Unbilled retail supply, net	-	5,794	-	-	(152,833)	-	-	(103.79)
	10,524,784	6,275,015	596.21	10,249,046	5,855,898	571.36	2.69	7.16
Wholesale supply to other concession holders (3)	2,716,110	750,541	276.33	3,224,555	862,360	267.44	(15.77)	(12.97)
Wholesale supply not yet invoiced, net	-	(73,719)	-	-	49,180	-	-	(249.90)
Total	13,240,894	6,951,837	525.03	13,473,601	6,767,438	502.27	(1.73)	2.72

(1)	The calculation of the average price does not include revenue from supply not yet billed.
(2)	Data not audited by external auditors. .
(3)	Includes Regulated Market Energy Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

The following factors that contributed significantly to the decreased of 1.73% on the volume of energy sold are:

§	Decrease of 13.82% in the volume of supply sold to the commercial customer category, reflecting the impact of the pandemic on economic activity, and thus on consumption. The lower volume in the captive market reflects the significant migration of consumers to Distributed Generation and the Free Market.
§	Volume of supply to other concession holders 15.77% lower year-on-year, mainly due to the higher volume of sales through individual (‘bilateral’) short-term contracts to traders in the early months of 2020, and also the differences in seasonalization between distributors, which affects sales in the Regulated Market.
§	the volume of energy sold to the industrial customer category was 13.69% higher, mainly reflecting new contracts for sales to Free Clients, starting supply in January 2021.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free Customers the Tariff for Use of the Distribution System (TUSD), on the volume of energy distributed. On January to March 2021, this was R$836,735, compared to R$724,371 in the same period of 2020 - increase of 15.51%.

This variation mainly arises from the Company’s annual tariff adjustment, in effect of 10.16% for free clients, applied from June 30, 2020, which respectively affected Free Clients with increases 5.74%, on August 19, 2020.

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Additionally, the volume of energy transported from January to March 2021 was 9.96% higher than the same period of 2020.

	MWh
	Mar. 31, 2021	Mar. 31, 2020	Charge %
Industrial	4,982,862	4,520,139	10.24
Commercial	366,150	354,000	3.43
Rural	9,787	7,229	35.39
Public service	651	-	-
Concessionaires	72,117	71,813	0.42
Total	5,431,567	4,953,181	9.66

CVA and Other financial components in tariff adjustments

These items are the recognition of the difference between actual non-controllable costs (in which the contribution to the CDE – the Energy Development Account and energy bought for resale, are significant components) and the costs that were used in calculating rates charged to customers. The amount of this difference is passed through to customers in the next tariff adjustment of Cemig D (the distribution company).

From January to March 2021 this represented a gain (posted in revenue) of R$338,907, whereas in the same period in 2020 it produced a expenses of R$54,602. The difference mainly reflects a higher posting of new CVA and Other financial components in tariff adjustments in 1Q21, due to the increase in the cost of energy purchased from Itaipu, which is indexed to the US dollar, and the cost of transmission. Also, realization of amounts approved in the current tariff cycle was lower than in the prior cycle.

For further details, see Note 13.

Transmission concession revenue

Transmission revenue from Cemig GT and Centroeste comprises the sum of revenues recorded for construction, strengthening, enhancement, operation and maintenance, as specified in the transmission contracts. Under the concession contracts, Annual Permitted Revenues (RAPs) of the existing electricity system, and those involved in tenders. These are updated annually, based mainly on the inflation index specified in the contract (the IPCA and IGP-M indices). Subsequently, all strengthening and enhancement works that are implemented upon specific authorization by Aneel result in the constitution of a new component of RAP.

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This infrastructure operation and maintenance revenue was R$89,162 on January to March 2021, or 16.40% more than the same period of 2020 (R$76,597 - Restated). Revenues posted for construction, strengthening and enhancement of infrastructure totaled R$22,451 on January to March 2021, 63.34% less than the same period of 2020 (R$61,241 - Restated). This mainly reflects the lower investments in transmission, as a result of new decisions on investments in small-scale improvements, due to the alterations in regulations, and the suspension of contracts with suppliers of strengthening works. At the same time, revenues from financial remuneration of transmission contract assets were 119.69% higher on January to March 2021, at R$157,255, compared to R$71,580 in the (re-presented) results for the same period of 2020 – mainly reflecting the increase in the remuneration base of the assets linked to contracts, as from the Periodic Tariff Review (RTP) ratified by Aneel on June 30, 2020 and December 30, 2020.

More details in Note 14.

Revenue from transactions in the Power Trading Chamber (CCEE)

Revenue from transaction with energy on the CCEE (Power Trading Chamber) was R$107,045 on January to March 2021, compared to R$87,824 in the same period of 2020, an increase of 21.89%. This higher amount is due to excess of energy in 1Q21, compared to deficit positions in 1Q20. In 1Q20 short-term bilateral sales were made that increased the Company’s exposure on the CCEE.

Revenue from supply of gas

Cemig reports revenue from supply of gas totaling R$705,185 on January to March 2021, compared to R$559,660 in the same period of 2020 – 26.00% higher YoY. This basically reflects the increase on volume of gas sold was in fact 35.00% higher (at 337,576m³ on January to March 2021, vs. 250,136m³ in the same period of 2020), – under the influence, mainly, of the thermoelectric power generation, which consumption was 189.00% higher.

Construction revenue

Infrastructure construction revenue of distribution from January to March 2021 was R$321,301, compared to R$248,407 in the same period of 2020. This variation is mainly due to the execution of a larger proportion of the Investment Plan budget in assets related to distribution concession infrastructure, especially those related to the sub-transmission networks, in expansion, strengthening and enhancement of high-voltage infrastructure.

This revenue is fully offset by Construction costs, of the same amount, and corresponds to the Company’s investments in assets of the concession in the period.

The construction revenues of the Transmission segment have been dealt with in topic Transmission Concession Revenues.

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Other operating revenues

The other operating revenues line for the Company and its subsidiaries from January to March 2021 totaled R$412,862, compared to R$413,469 in the same period of 2020 – 0.15% lower YoY. See Note 26 for a breakdown of other operating revenues.

Taxes and regulatory charges reported as Deductions from revenue

The taxes and charges that are recorded as deductions from operating revenue totaled R$3,123,277 on January to March 2021, or 3.69% more than the same period of 2020 (R$3,012,084 - restated).

Customer charges – the ’Flag’ Tariff system

The ‘Flag’ Tariff bands are activated as a result of low levels of water in the system’s reservoirs – tariffs are temporarily increased due to scarcity of rain. The ‘Red’ band has two levels – Level 1 and Level 2. Level 2 comes into effect when scarcity is more intense. Activation of the flag tariffs generates an impact on billing in the subsequent month.

In 1Q21 these charges produced a credit of R$48,020, which compares to an expense of R$59,583 in 1Q20. The positive amount in 1Q21 is due to reversal of the provision for the charge in December 2020, which was higher than the calculation of the actual charges for 1Q21. Due to the position with the Flag Account being in credit, these amounts were reversed in their entirety, with no effect on net profit, since the amounts billed to the consumer under the Flag system are recognized as an advance of sector financial assets.

The difference reflects the application of the ‘yellow’ tariff flag on December 2019 (influencing billing on January 2020) and January 2020, and green flag on February 2020 (influencing billing on March 2020).

Other taxes and charges on revenue

The deductions and charges with the most significant impact on revenue are mainly taxes, calculated as a percentage of sales revenue. Thus their variations are, substantially, in proportion to the variations in revenue.

Operating costs and expenses (excluding financial income/expenses)

Operating costs and expenses totaled R$5,736,896 from January to March 2021, or 14.32% more than the same period of 2020 (R$5,018,133 - restated). See more on the breakdown of Operating costs and expenses in Note 27.

The following paragraphs comment on the main variations:

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Personnel

The expense on personnel from January to March 2021 was R$307,454, or 1.33% less than the same period of 2020 (R$311,606). This variation results, mainly:

§	Salary increase of 4.77% under the Collective Work Agreement, as from November 2020;
§	Reduction of 4.97% in the avarage number of employees on January to March 2021, compared to the same period of 2020, 5,334 and 5,613, respectly.

Energy purchased for resale

The expense on energy purchased for resale from January to March 2021 was R$3,108,114, or 10.43% more than in 2020 (R$2,814,495). The difference is mainly:

§	Expense on supply from Itaipu was 13.96% higher, at R$487,525 from January to March 2021, compared to R$427,812 in the same period of 2020. The difference is mainly due to the increase of 19.87% in the average dollar quotation from January to March 2021 compared to the same period of 2020 (R$5.55 and R$4.63, respectively), which has contributed to the rise in dollar energy price per KW (US$28.07/KW on January to March 2021 and US$28.41/KW in the same period of 2020);
§	expenses on energy acquired at auction in the regulated market by Cemig D were 37.02% higher, at R$1,122,835, compared to R$819,439 in the same period of 2020. This increase many arises from higher variable costs in electricity trading contracts in the Regulated Market, due to higher dispatching of thermal plants;
§	The expense on purchase of supply at the spot price was lower 89.70% on January to March 2021, at R$39,332, compared to the same period of 2020 (R$381,937). This lower figure mainly reflects absence of expenses on purchase of energy in the spot market by Cemig D in 1Q21, compared to an expense of R$221,689 in 1Q20. The nil net balance on transactions on the CCEE in 1Q21 is mainly due to the lower impact of availability contracts, due to dispatching of the thermoelectric plants outside ‘merit order’, for reasons of hydrological security. Also, Cemig GT made less purchases of spot energy in 1Q21 than 1Q20, mainly due to having made bilateral spot sales in 2020, increasing its exposure to the spot market.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment. For more details please see Note 14.

Charges for use of the transmission network

Charges for use of the transmission network from January to March 2021 totaled R$746,312, compared with R$365,012 in the same period of 2020, an higher of 104.46%.

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These charges are payable by energy distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by a Resolution from the Grantor (Aneel).

The higher figure is mainly due to the annual adjustment in charges for use of the National Grid, which usually takes place in July, and had an higher effect of approximately 27.4% in 2020. Also, there was higher dispatching of thermal plants outside the ‘merit order’, for energy security of the system, in 1Q21, and consequently their high cost increased the System Service Charge (CCEE-ESS), which is also part of this account line, from R$48,418 in 1Q20 to R$253,198 in 1Q21.

This is a non-manageable cost in the distribution activity: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment. More details see note 14.

Operating provisions

Operating provisions on January to March 2020 totaled R$24,204, or 84.79% less than the same period of 2020 (R$159,116). This arises mainly from the following factors:

§	Expected losses on doubtful receivables from clients 67.76% lower, at R$32,153 on January to March 2021, compared to R$99,740 in the same period of 2020. This mainly reflects: (i) progress in negotiations of the most recent debt owed by the Minas Gerais State Government, which became due since 2019; and (ii) the positive effect of enhancement of the rules for provisioning in progress, which aims to assimilate good practices adopted by the market in the electricity sector. For more information, see Note 7.
§	Provisions for the SAAG put option were 163.27% lower YoY: a reversal of R$13,167 in 1Q21, compared to posting of a provision of R$20,812 in 1Q20. For more information on the criteria and variables for calculation of these options, please see Note 30b.
§	Net additional provisions for third-party liability legal actions were higher – at R$9,955, from January to March 2021, compared to the same period of 2020, of R$16,311. The difference mainly arises from provisions made for legal actions for third party liability, claiming payment of indemnity for pain and suffering, and material and aesthetic damage, caused by accidents involving the electricity network.
§	Difference in the provisions for tax contingencies, with a net reversal of R$29,322 in 1Q21, compared to a positive amount (constitution of new provisions) of R$12,434 in 1Q20. The improvement resulted, among other factors, from a judgment given in favor of the Company in one of the administrative cases relating to social security contributions, which resulted in cancellations of tax debits, according to calculations made by the tax authority (Receita Federal).

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§	Provisions for employment-law contingencies were 195.43% higher year-on-year: net new provisions of R$21,605 were made in 1Q21, compared to net new provisions of R$7,313 made in 1Q20. The higher figure mainly reflects suspension, in 2020, of claims relating to differences in the calculation of the basis for additional payment for hazardous work, due to the Federal Supreme Court recognizing the judgment in Ruling 1046 as a General Precedent.

For further details, please see Note 24.

Construction cost

Infrastructure construction costs from January to March 2021 totaled R$348,375, or 12.28% more than the same period of 2020 (R$310,271). The difference mainly arises the higher volume of investments in distribution on January to March 2021, compared to the same period of 2020, especially in sub-transmission, in expansion, strengthening and enhancement of high-voltage infrastructure.

This line records the Company’s investment in assets of the concession in the period, and is fully offset by the line Construction revenue, in the same amount.

Gas bought for resale

On January to March 2021, the Company recorded an expense of R$387,525 on acquisition of gas, 24.24% more than its comparable expense of R$311,925 in the same period of 2020. This basically reflects the increase of volume of gas sold was in fact 35.00% higher (at 337,576m³ on January to March 2021, vs. 250,136m³ in the same period of 2020), – under the influence, mainly, of the thermoelectric power generation, which consumption was 189.00% higher.

Share of profit (loss) of associates and joint ventures, net

The result of equity method valuation of interests in non-consolidated investees was a gain of R$118,687 on January to March 2021, compared to a gain of R$81,942 in the same period of 2020 (44.84% higher on January to March 2020, compared to the same period of 2020). As a result, mainly, of the increase of 58.55% in the investee TAESA’s result, which was R$77,152 on January to March 2020 and R$122,328 in the same period of 2021. It also reflects a positive equity method gain in the investee Guanhães in 1Q21, of R$40,254, which compares to an equity method loss of R$358 in 1Q20.

The breakdown of the results from the investees recognized under this line is given in detail in Note 15.

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Net financial revenue (expenses)

Cemig reports net financial expenses from January to March 2021 of R$1,265,220, compared to net financial expenses of R$726,746 in the same period of 2020 (increase of 74.09%). The main factors are:

§	The dollar appreciated by 9.63% against the Real in 1Q21, compared to appreciation of 28.98% in 1Q20. This resulted in negative effects on the principal of the Eurobond debt in both periods: R$750,900 in 1Q21, and R$1,752,000 in 1Q20.
§	Negative variation in the fair value of the financial instrument contracted to hedge the risks of the Eurobond in 1Q21, in contrast to the positive effect at March 31, 2020. In 1Q21 the variation in the fair value of the hedge instrument generated an expense of R$187,348, compared to a gain of R$1,314,240 in 1Q20. The reduction in the fair value of the hedge instrument in 1Q21 arises from the higher future yield curve, and the six-monthly amortization payments made in June and December 2020.

For a breakdown of financial revenues and expenses please see Note 28.

Income tax and social contribution tax

On January to March 2021, the expense on income tax and the social contribution tax totaled R$116,171, on pre-tax profit of R$341,678, an effective rate of 23.61%. On January to March 2020, the expense on income tax and the social contribution tax was R$60,648 (restated), on pre-tax loss of R$178,377 (restated) an effective rate of 61.80%.

These effective rates are reconciled with the nominal tax rates in Note 9c.

OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

Board of Directors

Meetings

The Board of Directors met 6 times up to March 31, 2021, to discuss strategic planning, projects, acquisition of new assets, various investments, and other subjects.

Membership, election and period of office

The present period of office began with the EGM on July 31, 2020, with election by the multiple voting system.

The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of Shareholders to be held in 2022.

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Principal responsibilities and duties:

Under the by-laws, the Board of Directors has the following responsibilities and duties, as well as those conferred on it by law:

§	Decision on any sale of assets, loans or financings, charge on the company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions, with value equal to 1% or more of the Company’s total Shareholders’ equity.
§	Authorization for issuance of securities in the domestic or external market to raise funds;
§	Approval of the Long-term Strategy and the Multi-year Business Plan, and alterations and revisions to them, and the Annual Budget.

Qualification and remuneration

The Board of Directors of the Company comprises 9 (nine) sitting members and the same number of substitute members. One is the Chair, and another Deputy Chair. The members of the Board of Directors are elected for concurrent periods of office of 2 (two) years, and may be dismissed at any time, by the General Meeting of Shareholders. Re-election for a maximum of 3 (three) consecutive periods of office is permitted, subject to any requirements and prohibitions in applicable legislation and regulations.

A list with the names of the members of the Board of Directors and their résumés is on our website at: http://ri.cemig.com.br.

The Audit Committee

The Audit Committee is an independent, consultative body, permanently established, with its own budget allocation. Its objective is to provide advice and assistance to the Board of Directors, to which it reports. It also has the responsibility for such other activities as are attributed to it by legislation.

The Audit Committee has four members, the majority of them independent, nominated and elected by the Board of Directors in the first meeting after the Annual General Meeting for periods of office of three years, not to run concurrently. One re-election is permitted.

Under the by-laws, the Audit Committee of Cemig has the following duties, among others:

§	to supervise the activities of the external auditors, evaluating their independence, the quality of the services provided and the appropriateness of such services to the Company’s needs;
§	to supervise activities in the areas of internal control, internal audit and preparation of the financial statements;
§	to evaluate and monitor, jointly with the management and the Internal Audit Unit, the appropriateness of the transactions with related parties.
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Executive Board

The Executive Board has 7 (seven) members, whose individual functions are set by the Company’s bylaws. They are elected by the Board of Directors, for a period of office of two years, subject to the applicable requirements of law and regulation, and may be re-elected up to three times.

Members are allowed simultaneously also to hold non-remunerated positions in the management of wholly-owned subsidiaries, subsidiaries or affiliates of Cemig, upon decision by the Board of Directors. They are also, obligatorily under the by-laws, members, with the same positions, of the Boards of Directors of Cemig GT (Generation and Transmission) and Cemig D (Distribution). The period of office of the present Chief Officers expires at the first meeting of the Board of Directors held after the Annual General Meeting of 2022.

The members of the Executive Board and their résumés are on our website: http://ri.cemig.com.br.

The members of the Executive Board (the Company’s Chief Officers) have individual responsibilities set by the Board of Directors and the by-laws. These include:

§	Current management of the Company’s business, subject to compliance with the Long-term Strategy, the Multi-year Business Plan, and the Annual Budget, prepared and approved in accordance with these by-laws.
§	Authorization of the Company’s capital expenditure projects, signing of agreements or other legal transactions, contracting of loans and financings, and creation of any obligation in the name of the Company, based on an approved Annual Budget, which individually or in aggregate have values less than 1% (one per cent) of the Company’s Shareholders’ equity, including injection of capital into wholly-owned or other subsidiaries, affiliated companies, and the consortia in which the Company participates.
§	The Executive Board meets, ordinarily, at least two times per month; and, extraordinarily, whenever called by the Chief Executive Officer or by two Executive Officers with at least two days’ prior notice in writing or by email or other digital medium, such notice not being required if all the Executive Officers are present. The decisions of the Executive Board are taken by vote of the majority of its members, and in the event of a tie the Chief Executive Officer shall have a casting vote.

Audit Board

Meetings

§  The Audit Board held three meetings through the firts quarter 2021.

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Membership, election and period of office

§	We have a permanent Audit Board, made up of five sitting members and their respective substitute members. They are elected by the Annual General Meeting of Shareholders, for periods of office of two years.

§	Nominations to the Audit Board must obey the following:

a)	The following two groups of shareholders each have the right to elect one member, in separate votes, in accordance with the applicable legislation: (i) the minority holders of common shares; and (ii) the holders of preferred shares.

b)	The majority of the members must be elected by the Company’s controlling shareholder; at least one must be a public employee, with a permanent employment link to the Public Administration.

§	The members of the Audit Board are listed on our website: http://ri.cemig.com.br.

Under the by-laws, the Audit Board has the duties and competencies set by the applicable legislation and, to the extent that they do not conflict with Brazilian legislation, those required by the laws of the countries in which the Company’s shares are listed and traded.

Qualification and remuneration

The global or individual compensation of the members of the Audit Board is set by the General Meeting of Shareholders which elects it, in accordance with the applicable legislation.

Résumé information on its members is on our website: http://ri.cemig.com.br.

Corporate risk management and internal controls

As a part of Cemig’s corporate governance practices, corporate risk management overall objective is to build and maintain a structure capable of providing material information to senior management to support making of decisions, creating and protecting the company’s value. The process of risk management enables the risk of the business’s objectives to be managed effectively, making it possible to influence and align strategy and performance in all the areas of the company.

Since 2016 Cemig’s corporate risk management activity is subordinated to the office of the CEO. In 2019, a separate senior management unit, Compliance, Corporate Risks and Internal Controls, was created, bringing the processes of risk management and internal controls together under a single administration. This change underlines the intention to increase the synergy between these processes, and the independence from other processes – so as to supply senior management with independent information for decision-making, preserving the value of the company.

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Thus, in 2019, the Executive Board and the Board of Directors approved the ‘Top Risks’ corporate risk matrix, for the years 2019/2020, which comprehends business such as Generation, Transmission, Distribution, Trading, Distributed Generation (‘Geração Distribuída’), Holding as well as ordinary business risks.

These risks, related to execution of strategy and scenarios, and also risks of conflicts of interest, fraud and corruption are under responsibility of the Chief Officers and they are monitored and reported periodically to the Management.

Each Chief Officer’s Department has responsibility for monitoring and managing the Company’s exposure to these risks as they relate to execution of strategy and scenarios, and also risks of conflicts of interest, fraud and corruption. The Chief Officers report on this monitoring periodically to senior management.

In 2019, the Company hired an expert consulting firm to support the review of internal control and risk matrix as well as to monitor periodically the execution and sufficiency of controls, analysis of failure/weakness and to support the remediation plans development and execution.

The matrix of internal controls is also revised and approved annually. The Risk Management and Internal Controls Unit tests and monitors the controls design. The internal audit, in its turn, monitors independently the internal control practices by testing control effectiveness. The conclusion of this assessment is reported periodically to the Board of Directors, the Audit Board, and the Audit Committee.

The internal controls provide reasonable assurance that errors and frauds that might cause an impact on the performance are detected and prevented, aimed at:

§	Operational effectiveness and efficiency
§	Reliable financial reporting
§	Compliance with laws, regulations and policies.

The controls linked to mitigation of risks associated with preparation and publication of the financial statements are a part of Cemig’s Risks and Internal Controls Matrix. The financial statements are issued in accordance with Section 404 of the Sarbanes-Oxley Law and the rules of the US Public Company Accounting Oversight Board (PCAOB), included as part of the annual 20-F Report filed with the US Securities and Exchange Commission (SEC). Cemig obtained the first certification of its internal controls for the business year of 2006, filed with the US Securities and Exchange Commission (SEC) on July 23, 2007.

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Statement of Ethical Principles and Code of Professional Conduct

On May 11, 2004 Cemig’s Board of Directors approved the Statement of Ethical Principles and Code of Professional Conduct, which aims to orient and discipline everyone acting in the name of, or interacting with, Cemig, to ensure ethical behavior at all times, and always in accordance with the law and regulations. The code can be seen at http://ri.cemig.com.br. It was updated in 2018 and in 2019 to comply with the laws n. 12,486/2013 and n. 13,303/2016. Annually, the Company provide training on Statement of Ethical Principles and Code of Professional Conduct for all its employees.

The Ethics Committee

This was created on August 12, 2004, and is responsible for coordinating action in relation to management (interpretation, publicizing, application and updating) of the Statement of Ethical Principles and Code of Professional Conduct, including assessment of and decision on any possible non-compliances with Cemig’s Code of Ethics.

The Committee has eight sitting members. It may be contacted through our Ethics Channel – the anonymous reporting channel on the corporate Intranet, or by email, internal or external letter or by an exclusive phone line – these means of communication are widely publicized internally to all staff. These channels enable both reports of adverse activity and also consultations. Reports may result in opening of proceedings to assess any non-compliances with Cemig’s Statement of Ethical Principles and Code of Professional Conduct.

The Ethics Channel

Cemig installed this means of communication, available on the internal corporate Intranet, in December 2006.

Through it the Ethics Committee can receive anonymous reports or accusations that can enable Cemig to detect irregular practices that are contrary to its interest, such as: financial fraud, including adulteration, falsification or suppression of financial, tax or accounting documents; misappropriation of goods or funds; receipt of undue advantages by managers or employees; irregular contracting; and other practices considered to be illegal.

It is one more step in improving Cemig’s transparency, compliance with legislation, and alignment with best corporate governance practices. It improves the management of internal controls and dissemination of the ethical culture to Cemig’s employees in the cause of optimum compliance by our business.

Anti-fraud Policy

In its business and activities, Cemig does not accept the practice and concealment of acts of fraud or corruption in all its forms. Suspicions and allegations of such acts are rigorously assessed and where proven, apply disciplinary procedures set out in the internal rules of the Company, as well as lawsuits and criminal charges, when applicable.

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Thus, in 2012, Cemig consolidated its Anti-Fraud Policy is applicable to all members of the Board of Directors and Fiscal Officers, employees and contractors. The policy underscores the Company's commitment to the Global Compact principles on the subject, particularly the principle of number ten, which deals with combating corruption in all its forms, including extortion and bribery.

SHAREHOLDING POSITION OF HOLDERS OF

MORE THAN 5% OF THE VOTING STOCK ON MARCH 31, 2021

	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%
State of Minas Gerais	258,738,711	50.97	11,788	-	258,750,499	17.04
Other entities of Minas Gerais State	20,713	-	11,100,260	1.10	11,120,973	0.73
FIA Dinâmica Energia S.A.	129,606,377	25.53	35,328,172	3.49	164,934,549	10.86
BNDES Participações	56,578,175	11.14	27,299,432	2.70	83,877,607	5.52
BlackRock	-	-	153,689,970	15.20	153,689,970	10.12
Others	62,726,313	12.36	783,652,670	77.51	846,379,003	55.73
In Brazil	45,582,076	8.98	164,868,948	16.31	210,451,024	13.86
Foreign shareholders	17,144,237	3.38	618,783,742	61.20	635,927,979	41.87
Total	507,670,289	100.00	1,011,082,312	100.00	1,518,752,601	100.00

CONSOLIDATED SHAREHOLDING POSITION OF

THE CONTROLLING SHAREHOLDERS AND MANAGERS, AND FREE FLOAT,

ON MARCH 31, 2021

	January to March 2021
	ON	PN
Controlling shareholder	258,738,711	11,788
Board of Directors	-	38,323
Executive Board	10,313	8,333
Shares in Treasury	71	583,709
Free float	248,921,194	1,010,440,159
TOTAL	507,670,289	1,011,082,312

Investor Relations

In 2019 we expanded Cemig’s exposure to the Brazilian and global capital markets, through strategic actions intended to enable investors and shareholders to make a correct valuation of our businesses and our prospects for growth and addition of value.

We maintain a constant and proactive flow of communication with Cemig’s investor market, continually reinforcing our credibility, seeking to increase investors’ interest in the Company’s shares, and to ensure their satisfaction with our shares as an investment.

Our results are published through presentations transmitted via video webcast and telephone conference calls, with simultaneous translation in English, always with members of the Executive Board present, developing a relationship that is increasingly transparent and in keeping with best corporate government practices.

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To serve our shareholders – who are spread over more than 40 countries – and to facilitate optimum coverage of investors, Cemig has been present in and outside Brazil at a very large number of events, including seminars, conferences, investor meetings, congresses, roadshows, and events such as Money Shows; as well as holding phone and video conference calls with analysts, investors and others interested in the capital markets.

On September 2020, we held our 25rd Annual Meeting with the Capital Markets, where market professionals had the opportunity to interact with the Company’s directors and principal executives. In 2020 the event was held online, due to the Covid-19 pandemic.

Corporate governance

Our corporate governance model is based on principles of transparency, equity and accountability, focusing on clear definition of the roles and responsibilities of the Board of Directors and the Executive Board in the formulation, approval and execution of policies and guidelines for managing the Company’s business.

We seek sustainable development of the Company through balance between the economic, financial, environmental and social aspects of our enterprises, aiming always to improve the relationship with shareholders, customers, and employees, the public at large and other stakeholders.

Cemig’s preferred and common shares (tickers: CMIG4 and CMIG3 respectively) have been listed at Corporate Governance Level 1 on the São Paulo Stock Exchange since 2001. This classification represents a guarantee to our shareholders of optimum reporting of information, and also that shareholdings are relatively widely dispersed. Because Cemig has ADRs (American Depositary Receipts) listed on the New York Stock Exchange, representing its preferred (PN) shares (ticker CIG) and common (ON) shares (ticker CIG.C), it is also subject to the regulations of the US Securities and Exchange Commission (SEC) and the New York Stock Exchange Listed Company Manual. Our preferred shares have also been listed on the Latibex of the Madrid stock exchange (with ticker XCMIG) since 2002.

In June 11, 2018 an Extraordinary Meeting of Shareholders approved alterations to the Company’s bylaws, to maintain best corporate governance practices, and adapt to Law 13,303/2016 (also known as the State Companies Law).

The improvements now formally incorporated in the by-laws include:

§	Reduction of the number of members of the Board of Directors from 15 to 9, in line with the IBGC Best Corporate Governance Practices Code, and the Corporate Sustainability Evaluation Manual of the Dow Jones Sustainability Index.
§	Creation of the Audit Committee (Comitê de Auditoria). The Audit Board (Conselho Fiscal) remains in existence.
§	The Policy on Eligibility and Evaluation for nomination of a member of the Board of Directors and/or the Executive Board in subsidiary and affiliated companies.
§	The Related Party Transactions Policy.
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§	Formal designation for the Board of Directors to ensure implementation of and supervision of the Company’s systems of risks and internal controls.
§	Optional power for the Executive Board to expand the technical committees (on which members are career employees), with autonomy to make decisions in specific subjects.
§	The CEO now to be responsible for directing compliance and corporate risk management activities.
§	Greater emphasis on the Company’s control functions: internal audit, compliance, and corporate risk management.
§	Adoption of an arbitration chamber for resolution of any disputes between the Company, its shareholders, managers, and/or members of the Audit Board.

* * * * * * * * * * * *

(The original is signed by the following signatories)

Reynaldo Passanezi Filho	Dimas Costa	Leonardo George de Magalhães
Chief Executive Officer	Chief Trading Officer	Chief Finance and Investor Relations Officer

Marney Tadeu Antunes		Maurício Dall’Agneses
Chief Distribution Officer		Chief Officer Cemigpar

Paulo Mota Henriques		Eduardo Soares
Chief Generation and Transmission Officer		Chief Regulation and Legal

Mário Lúcio Braga		Carolina Luiza F. A. C. de Senna
Controller CRC-MG 47.822		Financial Accounting and Equity Interests Manager Accountant – CRC-MG 77.839

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A free translation from Portuguese into English of Independent Auditor’s Report on Financial Statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB

Independent Auditor’s Review Report on Quarterly Information - ITR

To the Shareholders and Management of

Companhia Energética de Minas Gerais - CEMIG

Belo Horizonte - MG

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Companhia Energética de Minas Gerais – Cemig (the “Company”), for the quarter ended March 31, 2021, comprising the statement of financial position as at March 31, 2021, and the related statements of profit or loss, of comprehensive income, of changes in equity and cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 – Interim Financial Reporting and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34, applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

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Emphasis of matters

Restatement of corresponding figures

As described in Note 2.3, due to the impacts of the adjustments in discounts rates of the financial inflows of the concession contract related to the transmission segment and the respective impact on the construction margin allocation on the statement of profit and loss, the prior quarter corresponding amounts, presented for comparative purposes, are being restated in accordance with NBC TG 23 - Accounting Policies, Changes in Accounting Estimates and Errors. Additionally, as described in Note 25, due to the increase in the number of shares as a result of reserves capitalization, the Company adjusted the earnings per share and the respective explanatory notes for the quarter ended March 31, 2020. Our conclusion is not modified in respect to this matter.

Risk regarding the ability of the jointly-controlled entity Renova Energia S.A. to continue as a going concern

As described in Note 15 to the individual and consolidated interim financial information, on December 18, 2020 were approved in the General Meeting of Creditors and ratified by the 2nd State of São Paulo In-Court Reorganization and Bankruptcy Court, the court-supervised reorganization plans of the jointly-controlled entity Renova Energia S.A. and some of its subsidiaries, which accounting effects were recorded in the financial statements of the jointly-controlled entity for the year ended December 31, 2020. Although the in-court reorganization plans effects have been approved and recorded, there are events or conditions together with other matters described in referred note that may indicate significant doubt about its ability to continue as a going concern. Our conclusion is not modified in respect to this matter.

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Other matters

Statements of value added

The above mentioned quarterly information include the individual and consolidated statements of value added (SVA) for the three-month period ended March 31, 2021, prepared under Company’s Management responsibility and presented as supplementary information by IAS 34. These statements have been subjected to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

Belo Horizonte (MG), May 14, 2021.

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